AIG



2007

Annual Report

AMERICAN INTERNATIONAL GROUP, INC.

ABOUT AIG

American International Group, Inc. (AIG), a world leader in insurance and financial services, is the leading international insurance organization, with operations in more than 130 countries and jurisdictions. AIG companies serve commercial, institutional and individual customers through the most extensive worldwide property-casualty and life insurance networks of any insurer. In addition, AIG companies are leading providers of retirement services, financial services and asset management around the world. AIG's common stock is listed on the New York Stock Exchange, as well as the stock exchanges in Ireland and Tokyo.

CONTENTS

ABOUT THE COVER

AIG headquarters at 70 Pine Street is an Art Deco landmark and the tallest skyscraper in Lower Manhattan. In 1976, AIG purchased the 66-story building, which is crowned with a glass-enclosed observatory that offers a panoramic view of New York City and its surroundings. Today, it is an icon of AIG's global stature in the insurance and financial services businesses.

FINANCIAL HIGHLIGHTS

(in millions, except per share data and ratios)	2007	2006	% Change
Net income[(a)]	**$ 6,200**	$ 14,048	(55.9)
Net realized capital gains (losses), net of tax	**(2,386)**	33	—
Capital Markets other-than-temporary impairments, net of tax[(b)]	**(418)**	—	—
FAS 133 gains (losses), net of tax	**(304)**	(1,424)	—
Cumulative effect of an accounting change, net of tax	—	34	—
Adjusted net income[(c)]	**9,308**	15,405	(39.6)
Net income, per common share—diluted	**2.39**	5.36	(55.4)
Adjusted net income, per common share—diluted[(c)]	**3.58**	5.88	(39.1)
Book value per common share	**37.87**	39.09	(3.1)
Revenues[(d)(e)(f)]	**$ 110,064**	$ 113,387	(2.9)
Assets	**1,060,505**	979,410	8.3
Shareholders' equity	**95,801**	101,677	(5.8)
General Insurance combined loss and expense ratio	**90.33**	89.06	
General Insurance combined loss and expense ratio, excluding catastrophe losses	**89.73**	89.06	

Net Income[(a)]
(billions of dollars)


8.1
9.8
10.5
14.0
6.2
2003
2004
2005
2006
2007

Net Income per Common Share—Diluted
(dollars)


3.07
3.73
3.99
5.36
2.39
2003
2004
2005
2006
2007

Book Value per Common Share
(dollars)


26.54
30.69
33.24
39.09
37.87
2003
2004
2005
2006
2007

Revenues[(d)(e)(f)]
(billions of dollars)


79.6
97.8
108.8
113.4
110.1
2003
2004
2005
2006
2007

Assets
(billions of dollars)


675.6
801.0
853.0
979.4
1,060.5
2003
2004
2005
2006
2007

Shareholders' Equity
(billions of dollars)


69.2
79.7
86.3
101.7
95.8
2003
2004
2005
2006
2007

Certain reclassifications have been made to prior period amounts to conform to the current period presentation.
(a) In 2007 and 2006, includes out of period increases (decreases) of $(399) million and $65 million, respectively.
(b) Represents Capital Markets other-than-temporary impairments on securities available for sale.
(c) In 2007 and 2006, includes out of period increases (decreases) of $(261) million and $85 million, respectively.
(d) In 2007 and 2006, includes other-than-temporary impairment charges of $4.7 billion and $944 million, respectively. Also in 2007 and 2006, includes gains (losses) of $(1.44) billion and $(1.87) billion, respectively, from hedging activities that did not qualify for hedge accounting treatment under FAS 133, including the related foreign exchange gains and losses.
(e) In 2006, includes a $730 million increase in revenue for out of period adjustments related to the accounting for UCITS.
(f) In 2007, includes an unrealized market valuation loss of $11.5 billion on AIGFP's super senior credit default swap portfolio.



Martin J. Sullivan
President and
Chief Executive Officer

We remain confident in our strategy to leverage our financial strength and global franchise to continue our growth in both emerging and developed markets.

DEAR FELLOW SHAREHOLDERS:

After a promising start, 2007 had a disappointing conclusion, both in terms of our results and share price performance. The U.S. credit crisis, recession fears and record-high oil prices caused economic disruption and uncertainty. In addition, some of our businesses did not meet expectations. Nevertheless, the fundamental strength of our core operations is intact, and we made important advances in key markets. We remain confident in our strategy to leverage our financial strength and global franchise to continue our growth in both emerging and developed markets. Although it appears economic conditions will not be any better in 2008, we continue to see many opportunities to deliver quality insurance and financial products and services to customers around the world.

2007 Results

AIG reported net income of $6.20 billion, or $2.39 per diluted share for 2007, compared to $14.05 billion, or $5.36 per diluted share for 2006. Full year 2007 adjusted net income, excluding the effect of economically effective hedging activities that did not qualify for hedge accounting treatment under FAS 133, and the related foreign exchange gains and losses, was $9.31 billion, or $3.58 per diluted share, compared to $15.41 billion, or $5.88 per diluted share for 2006.

Included in 2007 net income and adjusted net income was a charge of $11.47 billion pretax ($7.46 billion after tax) for unrealized market valuation losses related to the AIG Financial Products Corp. (AIGFP) super senior credit default swap portfolio. Based upon its most current analysis, AIG believes any losses that are realized over time on the super senior credit default swap portfolio of AIGFP will not be material to AIG's overall financial condition, although it is possible that realized losses could be material to AIG's consolidated results of operations for an individual reporting period. Full year results also include pretax net realized capital losses of $3.59 billion.

Consolidated assets increased in 2007 to $1.061 trillion, up from $979.41 billion in 2006. At year end, book value per share stood at $37.87, down from $39.09 at the end of 2006. Shareholders' equity also declined to $95.80 billion from $101.68 billion at the end of 2006. AIG recorded total revenues during the year of $110.06 billion, 2.9 percent below 2006 revenues. Revenues, shareholders' equity and book value per share were adversely affected by realized capital losses and the net unrealized market valuation loss recorded by AIGFP.

2007 Highlights

We overcame the challenges of 2007 to make progress on several fronts. We were pleased when the China Insurance Regulatory Commission approved our application to establish a Wholly Owned Foreign Enterprise (WOFE) under the name AIG General Insurance Company China Limited (AIG General). Soon after, we opened a new AIG General headquarters in Shanghai and consolidated our Chinese general insurance operations there to capture efficiencies and provide a platform to establish new branches in other areas of China. AIA China continued to expand on the provincial licenses granted in 2006, opening 29 new sales and service centers in 2007, for a total of 104 centers in 19 cities. In addition, AIG Investments℠ received approval to set up a representative office in Tianjin, our first operation in China's third-largest city.

In Korea, we obtained preliminary approval from the Financial Supervisory Service to offer mortgage reinsurance through AIG United Guaranty Insurance (Asia) Limited. We signed a memorandum of understanding with the Bank of Investment and Development of Vietnam for the expansion of our business cooperation agreement in that rapidly growing country. The agreement will allow us to expand beyond our existing relationship in life insurance to include a wide range of areas such as general insurance, consumer finance, asset management and banking services.

We are rapidly building a consumer finance franchise in India to complement our Tata AIG Life and General Insurance partnership. In 2007, we established a presence in housing finance and consumer durable finance. In addition, we are strengthening our presence in asset management and real estate development.

In the Middle East, American Life Insurance Company (ALICO) received a license to operate a retail life insurance business in the Qatar Financial Centre. ALICO is the first life insurance company to receive an expanded license, which is in addition to a wholesale life insurance license first obtained in February 2007.

Our acquisition of the German insurer Württembergische und Badische Versicherungs-AG (WüBa) reaffirmed our commitment to growth in the German marketplace, and greatly enhanced our insurance offerings to small and midsize companies.

We advanced our strategy in the auto insurance sector when we acquired the outstanding shares of 21st Century Insurance Group that we did not already own.

One rupee.
One billion beginnings.



AIG
We appreciate the value of your money.

***BusinessWeek* named AIG one of the 100 Best Global Brands, a testament to the brand's growing value in markets all over the world.**



In 2007, AIG received approval from the China Insurance Regulatory Commission to establish a wholly owned general insurance subsidiary in China (pictured, Shanghai skyline).



The AIG Private Client Group's Wildfire Protection Unit® uses the latest fire-mitigation technology to help protect policyholders' properties in the western United States.

We then consolidated 21st Century with AIG's existing auto platform. The combined operation, aigdirect.com℠, is an organization with the reach and expertise needed to compete more effectively in the U.S. auto insurance marketplace.

Through AIG-managed funds, we are a leading investor in the infrastructure business. In 2007, our investments in P&O Ports North America, AMPORTS and MTC Holdings were organized under one management structure. We believe the new entity, Ports America, constitutes the largest and most experienced independent port operator and automotive import/export processor in the United States.

In addition to these accomplishments, we made good progress on several other fronts.

Customer Focus—We devoted a great deal of attention to our customers as we broadened the implementation of our "Deliver the Firm" strategy. Specifically, we examined how to realign the way AIG does business so we can deploy our products and services in ways that allow us to meet multiple needs of customers around the world. For our customers, it means more convenience, more choices and even better services. For our employees, it means broader engagement with other AIG businesses and colleagues. For our shareholders, it means tapping the vast potential for new growth and higher returns.

Capital Management—The implementation of our economic capital model provides us with a tool to help us allocate our capital efficiently. The tool provides one of the metrics we will use with increasing frequency to allocate capital to promising growth areas, judge performance on a consistent basis across our business segments and help us set compensation policy. AIG's capital position is excellent and we have the flexibility to take advantage of growth opportunities.

Innovation—Our reputation as an industry innovator gained widespread recognition when AIG Private Client Group's Wildfire Protection Unit acted swiftly to protect client homes from raging wildfires in the western United States. The unit's response teams treated client homes with a fire retardant in advance of the flames, reducing losses and claims. Meanwhile, AIG Product Development maintained a steady flow of new products, launching one every 14 days on average, with individual businesses launching even more. New offerings ranged from Family Protector, an urban protection package launched in South Africa, to AIG Oilfield Services Insurance, a one-stop coverage solution designed specifically for independent oil and gas clients.

Building our Brand—We made substantial progress in 2007 in strengthening worldwide recognition of the AIG brand. Our success is attributable to greater consistency in the implementation of our brand and judicious investments in brand advertising and sponsorship opportunities. Our sponsorship of the Manchester United Football Club has helped tremendously to increase our recognition worldwide, particularly in key Asian markets. Of course, it has helped build recognition in the United Kingdom as well. The consolidation of our New Hampshire and Landmark businesses under the name AIG UK Limited will allow us to further leverage our Manchester United sponsorship. In Australia and New Zealand, all of our businesses now market under the AIG brand name. We launched a vigorous branding campaign in India to support our business growth there. National Union Fire Insurance Company of Pittsburgh, Pa., now markets under the name AIG Executive Liability℠ and AIG VALIC, a leader in the K-12, healthcare and higher education markets, has re-branded as AIG Retirement. It was gratifying to see the growing strength of our brand recognized when *BusinessWeek* magazine included AIG in its annual list of the world's top brands, ranking us at 47, the highest rank of any insurer, in our first-ever appearance on the list.

We devoted a great deal of attention to our customers as we broadened the implementation of our "Deliver the Firm" strategy.

While we are proud of these successes, we clearly need to improve in several areas. There is no disputing the severity of the U.S. residential mortgage crisis and the dislocation in the credit markets, but that cannot be an excuse for poor performance. We need to reverse higher losses and expenses and work through product and distribution shortcomings in several other businesses. Even though we have made progress increasing the average number of products sold per customer, there is still room for improvement.

We are addressing these weaknesses through operational and structural investments and improvements, and I can assure you we are doing so with a sense of urgency.

Vision and Values

While financial strength, quality assets and a solid strategy are critical elements of success, it is also important to synthesize those elements with a set of core values that are shared by all employees. In 2007, we engaged a sampling of employees around the world and formalized a vision and set of values for AIG that will serve as our touchstone for future progress:

Our *Vision* is to be the world's first-choice provider of insurance and financial services.

Our *Values* are People, Customer Focus, Performance, Integrity, Respect and Entrepreneurship.

Our Vision and Values define and unite us as an organization. You can read more about our Vision and Values further on in this report.

General Insurance

In the United States and abroad, AIG's General Insurance businesses write substantially all lines of commercial property-casualty insurance and various personal lines. A combination of product diversification, distribution strength and underwriting discipline allowed the General Insurance group to achieve higher operating income despite decidedly uneven market conditions.

The Domestic Brokerage Group (DBG), which provides commercial insurance products and services to a wide range of businesses in the United States, had a record year, with operating income climbing 25 percent. DBG is the largest property-casualty insurance organization in the United States with market-leading businesses such as AIG Executive Liability, a premier provider of executive and professional liability insurance;

Group Executive Committee

Martin J. Sullivan[4]
President and
Chief Executive Officer

Edmund S.W. Tse[5]
Senior Vice Chairman
Life Insurance

Steven J. Bensinger[2]
Executive Vice President
and Chief Financial Officer

Anastasia D. Kelly[3]
Executive Vice President
General Counsel and
Senior Regulatory
and Compliance Officer

Rodney O. Martin, Jr.[11]
Executive Vice President
Life Insurance

Kristian P. Moor[10]
Executive Vice President
Domestic General
Insurance

Win J. Neuger[8]
Executive Vice President
and Chief Investment
Officer

Nicholas C. Walsh[6]
Executive Vice President
Foreign General Insurance

Jay S. Wintrob[12]
Executive Vice President
Retirement Services

William N. Dooley[9]
Senior Vice President
Financial Services

Andrew J. Kaslow[1]
Senior Vice President and
Chief Human Resources
Officer

Brian T. Schreiber[7]
Senior Vice President
Strategic Planning


1
2
3
4
5
6
7
8
9
10
11
12



Ambassador Frank G. Wisner
Vice Chairman
External Affairs

Dr. Jacob A. Frenkel
Vice Chairman
Global Economic Strategies

Lexington Insurance Company, the leading U.S.-based excess and surplus lines insurer; AIG Excess Casualty®, DBG's leading commercial umbrella provider; and AIG Environmental®, a pioneer in pollution and eco-friendly liability coverages. AIG's Domestic Accident & Health Division, which manages specialized accident and health risks for consumer, commercial and affinity group customers, and AIG Worldsource, which provides innovative global liability insurance solutions, as well as HSB Group, Inc., a leading worldwide provider of equipment breakdown and engineered lines insurance, all performed well in 2007 due in part to their execution of unique Deliver the Firm strategies.

Integration costs and higher claims activity adversely affected results in our Domestic Personal Lines businesses. However, consolidation and product innovation will improve our market position going forward. AIG Private Client Group, which insures more than one-third of the *Forbes* 400 Richest Americans, achieved net written premium growth in excess of 37 percent. The group is building on the growing popularity of its Wildfire Protection Unit with the deployment of its Hurricane Protection Unit® in coastal regions. Transatlantic Holdings, Inc., a majority-owned holding company of international reinsurers, achieved record net income partly due to higher premium volume and favorable loss experience in its property lines.

Significant home price deterioration associated with the ongoing U.S. housing crisis resulted in a challenging year for the domestic mortgage insurance business of United Guaranty Corporation (UGC). We expect similar domestic market conditions to last into 2009. Even so, growth in international markets, together with higher persistency that lifted domestic first-lien renewal premiums, produced solid growth in net premiums written. With operations today in 15 countries, UGC is prudently pursuing additional international opportunities in promising markets such as Japan, India, Australia and Germany.

In addition to the WOFE license it received in China, AIG's Foreign General Insurance group also launched a new operation in Oman and opened a new branch in Qatar, strengthening its position as the most extensive property-casualty network in the world. Full year results were adversely affected by the losses from the June 2007 U.K. floods and higher non-catastrophic losses; however, underwriting results were excellent. Foreign General continues to refine its customized product range to meet the requirements of a growing worldwide middle class while developing products for underserved markets.

Life Insurance & Retirement Services

AIG's Life Insurance & Retirement Services group carries on a long tradition of excellence it has earned during many years of industry leadership. In 2007, the group had strong top line growth, and momentum is building on the strength of new and enhanced products, as well as new distribution initiatives. However, operating income decreased compared to 2006, primarily due to higher net realized capital losses in 2007.

Foreign Life operations devoted significant management time and resources to building our business in China and India. Progress continues on the merger of AIG Star Life Insurance Co., Ltd., and AIG Edison Life Insurance Company, which we hope to complete in early 2009. We are encouraged by promising results from the introduction of new variable annuity products. In addition, further deregulation in the bank channel and the privatization of Japan Post Insurance Co., Ltd., are creating opportunities to sell our products through vast new distribution systems.

AIG's life insurance network is the most extensive of any life insurance organization. Our life businesses abroad include market-leading companies such as American International Assurance Company, Limited, consistently rated one of the most trusted brands in Southeast Asia. ALICO operates in more than 50 countries, with a strong and growing presence in Japan, Europe, the Middle East and Latin America. The Philippine American Life and General Insurance Company observed its 60th anniversary and remains the premier life insurer in the Philippines. Our Taiwan life insurance unit, Nan Shan Life Insurance Company, Ltd., once again received recognition throughout the year for its quality customer service.

In the United States, AIG American General enhanced its position as a leading life insurer by introducing more than 25 new or revised products and riders in 2007. Its acquisition of direct marketer Matrix Direct, Inc., helped the company expand beyond its traditional distribution methods. AIG American General continues to place significant emphasis on cross-selling efforts by developing coordinated offerings with AIG Investments, DBG and AIG Retirement.

The launch of the "Live Longer Retire Stronger" national advertising campaign boosted recognition of AIG's retirement services capabilities while supporting our global branding initiative.

Domestic retirement services operations continue to address the growing need for asset accumulation, protection and guaranteed income solutions. AIG Annuity Insurance Company, the largest issuer of fixed annuities in the United States, responded to difficult market conditions by launching new products and by expanding distribution. AIG VALIC, now operating as AIG Retirement, achieved double-digit deposit growth and a steady increase in fee income and assets under management. AIG SunAmerica, a leader in variable annuities, achieved record fee income and assets under management by responding to the demand for "income for life" solutions. The launch of the "Live Longer Retire Stronger" national advertising campaign boosted recognition of AIG's retirement services capabilities while supporting our global branding initiative.

Financial Services

The Financial Services group recorded an operating loss of $9.52 billion for 2007 primarily due to the unrealized market valuation losses related to the AIGFP super senior credit default swap portfolio. We continue to believe that AIGFP will not realize significant losses from this derivative business, which insures against the default of certain securities. Since its creation, AIGFP has been a strong performer and is an important component of AIG's diverse portfolio of businesses.

We continue to see good potential across all product segments of our Financial Services group. Together, they diversify our revenues and complement our core insurance operations.



AIG's International Lease Finance Corporation (ILFC) has the largest aircraft fleet in the world, as measured by fleet value, and is the largest single customer to date for the new Boeing 787 Dreamliner.



AIG was named one of "The Global 100" most sustainable companies at the World Economic Forum in Davos, Switzerland. AIG is developing environmentally sustainable properties, such as Spruce Peak at Stowe, Vt., developed by AIG Global Real Estate.

International Lease Finance Corporation (ILFC), for example, had an excellent year with strong operating income. A worldwide leader in aircraft leasing, ILFC executed lease agreements covering 138 aircraft and became the largest single customer to date for the new Boeing 787 Dreamliner. ILFC's fleet of more than 900 modern, efficient passenger jets is the largest in the world, as measured by fleet value.

American General Finance, Inc. (AGF), a major consumer finance organization in the United States, weathered deteriorating market conditions with conservative lending practices and a branch structure that allows it to stay in close touch with customers and market trends. AGF is in a position to opportunistically expand its business portfolio, as it demonstrated in early 2008 when it agreed to acquire a substantial portion of the Equity One consumer branch loan portfolio from Popular, Inc.

AIG Consumer Finance Group, Inc. achieved record earnings in Poland and expanded in key markets such as India, Thailand and Mexico. The Imperial A.I. Credit Companies maintained its position as the largest financer of insurance premiums in North America and continued to grow its high-net-worth life insurance financing business.

Asset Management

The Asset Management group provides a wide variety of investment-related services and investment products. Operating income decreased in 2007 due to foreign exchange, interest rate and credit related mark-to-market losses and other-than-temporary impairment charges on fixed income investments. However, the group grew unaffiliated client assets under management by 26 percent to $94.2 billion. The group also manages AIG insurance and asset management portfolios, which exceeded $672.3 billion at year end. AIG is the world's seventh-largest asset manager, with operations in 45 cities, including new offices in Dubai and Kampala, Uganda's capital.

Formerly known as AIG Global Investment Group, we re-branded our institutional asset management function AIG Investments, a name that succinctly conveys the group's core business and is aligned with AIG's global branding effort.

AIG Private Bank Ltd., continued the expansion of its global wealth management business, opening AIG's first wealth management office in Taiwan. AIG Private Bank also entered into a joint venture agreement with Bank Sarasin & Co. Ltd. to establish a new Swiss bank with a goal of being a strong player in Switzerland and all of Europe. AIG Global Real Estate Investment Corp. expanded its investment and development platforms, increasing its equity under management to more than $23 billion, and adding new employees in strategic markets such as the Middle East, India and other countries throughout Asia.

Public Policy and Corporate Responsibility

Terrorism is an unconventional risk due to its unpredictability and the potential severity of losses. So we applaud the U.S. Congress and the White House for extending the federal Terrorism Risk Insurance Act as a backstop, which is vital to a secure economy. On another important policy front, we continued our efforts to open global markets to our insurance products, financial services and investments. At the same time, we are working to keep U.S. markets open to foreign trade and investment, which is so important to the health of the world economy.

We recognize that our businesses cannot succeed over the long term unless we are mindful of the well-being of others. In 2007, AIG significantly expanded its corporate responsibility initiatives to make a greater positive contribution to society through both our core business activities and our philanthropic programs.

We are working to keep U.S. markets open to foreign trade and investment, which is so important to the health of the world economy.

AIG has a history of addressing society's challenges through business success. Using the same tools that have helped AIG companies prosper, we leverage our experience and global reach with organizations such as ACCION International and Pro Mujer to promote entrepreneurship, innovation, diversity and empowerment. A decade ago, AIG launched the first-ever microinsurance program for a group of local microlenders in Uganda. Today, the AIG companies are developing microinsurance markets in Africa, India, Latin America and Southeast Asia, and have helped some 2.5 million clients in 12 countries.

A leader in environmental insurance, AIG last year developed a suite of new products to address client needs related to alternative energy and limiting carbon emissions. We also launched a program that enables homeowners to rebuild their property to green standards following a covered loss.

We have also begun to address the environmental impact of our own operations. We conducted the first global inventory of AIG's greenhouse gas emissions and began to develop a mitigation plan, including the purchase of carbon offsets. As a first step, we sponsored a forum in Beijing for our corporate clients, where we announced our intent to fund agricultural projects in rural China that reduce or sequester greenhouse gas emissions.

We continue to support and participate in the Carbon Disclosure Project, the U.S. Climate Action Partnership and other climate initiatives. In September, AIG became an insurance-sector component of the Dow Jones Sustainability Index North America (DJSI North America). Index components are selected according to a systematic assessment that identifies the leading sustainability-driven companies in each industry group.

Following the appointment of our first Chief Diversity Officer early in 2007, we took a number of actions to help AIG realize the benefits of a more diverse organization. We established diversity steering committees at the business level to complement our Corporate Executive Steering Committee; implemented training programs for existing employees; and explored ways to improve how we attract and mentor diverse job candidates. We are also developing new products to address the needs of diverse clients, while increasing our supplier diversity. We still have work to do, but the actions we are taking today will help AIG build its reputation as a forward-thinking organization.

Stock Price and Dividends

As I mentioned at the outset, the performance of AIG's stock in 2007 and into 2008 was disappointing. The price of an AIG common share closed the year at $58.30, 18.6 percent below the close of 2006. By comparison, the S&P 500 Stock Index rose 3.5 percent in 2007.

The Board of Directors took several steps during 2007 to demonstrate its confidence in AIG's ability to continue to grow and generate excess capital. In March, the Board approved a new dividend policy, which provides that, under ordinary circumstances, AIG plans to increase its common stock dividend by approximately 20 percent annually. The new policy became effective in May 2007, when the Board voted to increase the quarterly cash dividend to 20 cents per share, a 21.2 percent increase over the previous quarterly dividend and the 22nd consecutive year that AIG has increased its dividend.

The Board of Directors took several steps during 2007 to demonstrate its confidence in AIG's ability to continue to grow and generate excess capital.

Also in March, the Board expanded AIG's existing share repurchase program by authorizing the repurchase of up to $8 billion in common stock. In November, we announced the Board's decision to authorize the repurchase of an additional $8 billion in common stock. During 2007, AIG repurchased more than 76 million common shares. AIG does not expect to purchase additional shares in the foreseeable future, other than to meet commitments that existed at December 31, 2007. We believe this is a prudent decision in light of the unsettled capital markets and because it gives AIG maximum flexibility to pursue growth opportunities that may arise.

Board and Management Changes

Three directors who have made enormous contributions to AIG will retire at the annual meeting in May. It is impossible to overstate the contribution Frank Zarb made during his seven years on the Board, particularly during his tenure as interim Chairman. Frank's clear judgment and exceptional organizational and leadership skills provided the support management needed to work through some of the most difficult challenges in AIG's 89-year history.

Marshall "Mickey" Cohen has been a valuable contributor throughout his 16 years on the Board. As AIG has evolved, the continuity of Mickey's trusted counsel has been a steady reference point. As Chairman of the Board's Compensation and Management Resources Committee, he has been at the forefront of significant enhancements in AIG's compensation policies.

Steve Hammerman's three years of Board service coincided with a period of important transition at AIG. As Chairman of the Regulatory, Compliance and Legal Committee, his wisdom and common-sense approach guided AIG through difficult regulatory issues. We are truly grateful to all of these outstanding individuals for their dedicated service.

It is not enough for our shareholders merely to earn a steady return; we want you to earn superior returns and to be proud that you invest in AIG.

In January 2008, the Board of Directors elected Stephen F. Bollenbach a director. Steve recently retired as Co-Chairman and Chief Executive Officer of Hilton Hotels Corporation, and possesses deep experience in managing complex global businesses. We look forward to his contributions.

2008 Outlook and Priorities

We harbor no illusions about the challenges ahead in 2008. The U.S. residential housing market is expected to remain weak throughout the year. Uncertainty persists about credit markets and the U.S. economy in general, and competition is increasing in many of our markets. However, while challenges limit some opportunities, they create others. These headwinds may require us to tack a different course, but we expect to achieve success nevertheless. Our five-year goal is to grow adjusted earnings per share by an average of 10 to 12 percent annually, and a significant portion of management compensation is linked to the achievement of this goal.

We are confident that we have the right strategies and resources to succeed. AIG's financial strength is formidable by any measure, and our capital position is solid. We have established, well-run businesses in every corner of the globe.

We must remain disciplined in our underwriting, refusing to chase rates down in softening markets. We must continually enhance distribution and improve cost efficiency. Yet, we will invest where we need to invest, especially to build out areas of infrastructure that are critical to growth.

We will conduct our business responsibly, working constructively with regulators, minimizing our impact on the environment and cultivating a diverse workforce that acts in harmony with our core values.

It is not enough simply to profit from our transactions with customers; we want them to manage risk effectively and to succeed in their endeavors. It is not enough to thrive in the markets where we operate; we want those markets to grow and produce wealth and opportunity for everyone in them. It is not enough for our employees simply to earn a living; we also want them to be personally satisfied in the work they do. And it is not enough for our shareholders merely to earn a steady return; we want you to earn superior returns and to be proud that you invest in AIG.

AIG is a remarkable company, thanks to the support of many. I would like to thank the Board of Directors for its wise counsel; our customers and business partners for their loyalty; all of our dedicated employees around the world, who truly make AIG the great company that it is; and you, our shareholders, for your support and confidence in investing in AIG.

Sincerely,



Martin J. Sullivan
President and Chief Executive Officer

March 14, 2008



WHAT WE SEE

The ability to see and seize opportunities in the markets we serve has always differentiated AIG from its peers. Where others may see little or no potential, we see new ways to deliver solutions to our 74 million customers worldwide. AIG has many strengths in markets around the world. Our 116,000 employees and over 700,000 agents, brokers and sales representatives strive to exceed client expectations with market-leading products and services.

In the following pages, we share with you, our shareholders, what we see and what we do every day to help our clients achieve success—in both local and global markets.

WE SEE OPPORTUNITIES TO INCREASE SHAREHOLDER VALUE BY LEVERAGING OUR CAPABILITIES TO MAXIMIZE RELATIONSHIPS WITH EXISTING AND NEW CUSTOMERS. AIG's enterprise-wide initiative to "Deliver the Firm" gained momentum last year. Going beyond cross-selling, this key strategy represents a fully integrated approach to the way we focus on the market. It involves the level of customer service we provide...the type of customer information we develop...the way we collaborate...the way we develop new products and services... and the way our employees achieve a deeper knowledge of AIG's full capabilities. Deliver the Firm defines the entire AIG experience for our customers.

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By facilitating an introduction to a *Fortune* 100 client, AIG Executive Liability provided AIG Investments with an opportunity to demonstrate its asset management capabilities in the corporate pension plan sponsor segment. After an extensive due diligence process, the client entrusted AIG Investments with $175 million to invest in its International Small Cap equity strategy, based on its strong long-term performance record and proven investment process, as well as the depth of experience of the portfolio management team.

WE SEE




WE SEE

Economic liberalization, technological advances, capital market developments and demographic changes are driving forces in global economic activity. Burgeonin markets such as China, Indi Vietnam, Russia and Easte Europe, where AIG alread has a presence, will prov long-term growth opportu for both commercial an personal insurance line these economies cont to grow.



Around the world, the middle class is growing and has more disposable income for housing, cars, life insurance, consumer goods and travel. This trend will continue to increase demand for AIG's personal lines, travel insurance, consumer lending products and International Lease Finance Corporation's modern aircraft.

Corporate responsibility for social, environmental and governance issues is a trend that is accelerating, and AIG has been proactive in this area. We take pride in providing solutions that create long-term value for our customers—such as AIG Environmental's Sustain-a-Build℠ Initiative, which provides policyholders with premium discounts for properties certified under the U.S. Green Building Council's Leadership in Energy and Environmental Design (LEED®) Green Building Rating System™.

Increases in severe risks continue to be a challenge for all global businesses. At AIG, our underwriting experience and expertise enable us to respond to potentially devastating exposures our customers face. For example, in 2007 we formed AIG Homeland Security Solutions℠ to provide businesses with access to insurance and risk management products related to terrorism incidents and other catastrophic events.

WE SEE GROWING DEMAND FOR PRODUCTS AND SERVICES ARISING FROM EVOLVING ECONOMIC AND DEMOGRAPHIC TRENDS. AIG has always been adept at staying ahead of important macro trends. But what truly differentiates us is how we leverage our unique strengths to capitalize on growth opportunities. AIG's financial strength, worldwide footprint and diversified businesses enable us to respond quickly and effectively to our customers. Fueled by our entrepreneurial culture, the AIG franchise has an unequaled competitive advantage and growth platform.


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Another rapidly emerging market is Latin America, where we see opportunities for growing all of our lines of insurance. The region's commercial and consumer insurance sectors both have high growth potential. In Brazil, for example, American Life Insurance Company's joint venture, Unibanco AIG Seguros S.A., delivered strong revenue growth in insurance, pension and retirement products in 2007.

AIG sees many opportunities in India (pictured) from changing lifestyles, a growing middle class with more disposable income, a large rural population receptive to microinsurance and personal insurance products, and a fast-growing economy. We see growth potential in insurance, consumer finance, real estate, asset management, infrastructure investments, mutual funds and private equity.

Consumerism is gaining ground in many Eastern European countries. The appetite for consumer goods and upscale lifestyles offers AIG more opportunities to sell insurance products and financial services. For example, in Poland, AIG Consumer Finance Group is focused on growing its credit card business and expanding its branch-based system for making personal loans.

Innovation and entrepreneurial spirit are AIG hallmarks, which we leverage to anticipate client needs and create new products in developed markets. AIG Europe (UK) Limited, for example, identified an opportunity in the directors and officers liability market for smaller companies listed on the London Stock Exchange's Alternative Investment Market. Its award-winning product has generated significant new business and strong broker interest.



WE SEE GROWTH OPPORTUNITIES IN EMERGING AND DEVELOPED MARKETS. As trade barriers fall and more countries open their markets, AIG sees growth opportunities around the world for its full range of products and services. The demand for insurance, retirement services, consumer finance, private banking and asset management offerings is growing in tandem with the emerging markets of Asia, Latin America, Eastern Europe and the Middle East. In developed markets, AIG continues expanding with new and enhanced products for consumers and businesses of all sizes, and with strategic acquisitions and new lines of business.

AIG uses strategic acquisitions to grow its business in market segments around the world. Through the acquisition of WüBa, a German insurer that serves small and midsize enterprises via the broker channel, we are better positioned to cater to this promising market with an extensive array of products

WE SEE...

WE SEE THE VALUE OF A UNIFIED GLOBAL BRAND. 2007 was a landmark year for the AIG brand, with the Manchester United Football Club sponsorship helping drive global awareness and recognition to unprecedented levels. As more customers around the world are exposed to the AIG brand, an opportunity exists to reinforce the consistency of our identity and messages across global markets. Doing so not only generates significant operational efficiencies and more effective selling throughout the organization, but also creates an invaluable platform for more meaningful, extensive and lasting relationships with our customers.

WE SEE...

The Manchester United sponsorship has brought significant visibility to AIG's businesses around the world, particularly in Asia, where the club counts 83 million fans. Capitalizing on this unique opportunity to reach a mass audience, AIG companies executed more than 250 campaigns in 71 countries during the sponsorship's first year—increasing excitement and recognition of the AIG brand among customers, producers and employees.

For the first time, AIG made *BusinessWeek*'s annual list of the top 100 global brands in 2007, ranking 47th overall and first among insurance companies, with an estimated $7.5 billion brand value. AIG also ranked 30th on the *Barron's* 2007 survey of "The World's Most Respected Companies," again placing first among insurance companies.



To grow the strength of the AIG global brand and more clearly convey the products and services they offer, several U.S. business units changed their names last year. For example, National Union was re-branded as AIG Executive Liability, and AIG Global Investment Group as AIG Investments.

Many of our business units in international markets also underwent brand changes to increase AIG's worldwide brand recognition. In Australia and New Zealand, AIG's life businesses changed their name from AIA to AIG Life. In the United Kingdom, ALICO introduced two new brands—AIG Life and AIG Life Wealth Management. And in Taiwan, AIU is now known as AIG General Insurance (Taiwan) Co., Ltd.

AIG enhanced its online presence with the launch of a new version of AIG.com, which enables U.S. commercial clients and brokers to quickly access information and conduct business from a single website. The launch marked the first step in globalizing AIG.com with a consistent brand message that reflects the breadth and strength of our member companies' products around the world.

WE SEE.

AIG's goal is to make a difference with our philanthropic contributions in partnership with organizations that promote entrepreneurship, innovation, diversity and empowerment around the world. In 2007, AIG provided significant support to charitable organizations that address the needs of the communities where we do business—empowering women, promoting innovative education programs and providing opportunities for diverse populations.

Reflecting AIG's core values of entrepreneurship and legacy as a [illegible] pioneer, we continue to help the world's working poor build businesses. AIG member companies have developed microinsurance markets in Africa, India, Latin America and Southeast Asia, benefiting more than 2.5 million clients in 12 countries (pictured, owner of a weaving business in Peru and her family).

AIG [illegible] to [illegible] the environment [illegible] the first insurance organization to join the U.S. Climate Action Partnership last year. This organization advocates mandatory greenhouse gas (GHG) emissions limits in the United States. AIG also formed a [illegible] alternative energy [illegible] as well as an [illegible] focused on [illegible] carbon [illegible] and [illegible] to [illegible] GHG emissions attributable to our [illegible] operations.

WE SEE THE CHANCE TO MAKE THE WORLD A MORE PROSPEROUS AND LIVABLE PLACE. One of the main points in AIG's Vision is to contribute to the growth of sustainable, prosperous communities. We believe that corporate responsibility is essential to our long-term objective of creating value for our shareholders and serving the interests of our clients. In 2007, AIG took important steps to incorporate social, environmental and governance concerns into our underwriting, risk management and investment decision making. We also grew our philanthropic programs at both the corporate and local levels, leveraging our global reach and relationships with partners in the community.





Since 2003, the AIG Disaster Relief Fund (DRF)—funded by donations from AIG and its employees—has contributed over $10 million to emergency relief organizations. In 2007, the DRF supported rebuilding and reconstruction efforts after the earthquake in Peru, and responded to the wildfires that burned through southern California. AIG also supports disaster preparedness organizations that focus on planned and coordinated responses to disasters.

AIG's commitment to diversity encompasses support for historically disadvantaged ethnic groups and women around the world. AIG is also recognized for reaching out to people with disabilities. In 2007, New York City Mayor Michael R. Bloomberg recognized AIG with the ADA (Americans with Disabilities Act) Employment Award for its disability initiatives.



[illegible] Our dedicated people are the cornerstone of AIG's competitive advantage. We have a unique global team with a diversity of cultures, languages, backgrounds and experiences. Valuing people means developing the talents and capabilities of each individual, recognizing and rewarding excellence and encouraging and rewarding teamwork.

[illegible] Focusing on AIG's 74 million customers worldwide begins with anticipating their priorities — not only satisfying current needs, but looking to future needs and doing it better than our competitors. We strive to exceed our customers' expectations by delivering high quality products and services at a better value.

PERFORMANCE We are accountable for building and preserving AIG's financial strength. AIG's franchise has remarkable reach, relationships and resources. Our global footprint, diverse distribution model, extensive product range and financial strength make AIG uniquely suited to serve customers and communities around the world.

WE SEE...

RESPECT Respect encompasses how we interact with colleagues—seeing and valuing each other as diverse individuals. Our respect transcends national borders and is reflected in the ways we honor the people, history and culture of local communities. Collaboration, so critical in an organization of our size and scope, is built upon respect.

Entrepreneurship speaks to AIG's ability to capitalize on unmet customer needs. AIG has a long history of responsible risk taking, innovation and creative problem solving. Entrepreneurship entails championing new initiatives with energy and urgency, and recognizing the power that can be unleashed if each employee acts every day as an owner of the firm.

Integrity means conducting every aspect of AIG's business with honesty, meeting our commitments to our customers, colleagues, business partners and shareholders. Our emphasis on improving compliance demonstrates our dedication to integrity and enhances our reputation for strong corporate governance. Integrity is not only a core belief, but a competitive necessity in today's marketplace.

WE SEE A CLEAR COURSE TOWARD BECOMING THE WORLD'S FIRST-CHOICE PROVIDER OF INSURANCE AND FINANCIAL SERVICES. Around the globe—in locations as diverse as Hong Kong (pictured), Stockholm, Los Angeles—AIG businesses and colleagues share a Vision and a set of core Values that play a fundamental role in our company's global growth and success. Both distinctive and inclusive, the AIG Vision is: *To be the world's first-choice provider of insurance and financial services. We will create unmatched value for our customers, colleagues, business partners and shareholders as we contribute to the growth of sustainable, prosperous communities.* Our core Values are: *People. Customer Focus. Performance. Integrity. Respect. Entrepreneurship.*

AIG AT A GLANCE

General Insurance

AIG's General Insurance operations include the largest U.S. underwriters of commercial [illegible] insurance, the most extensive international property-casualty network, [illegible] lines business with an emphasis on auto insurance and high-net-worth clients, [illegible] guaranty insurance operation and [illegible] international reinsurer. AIG's [illegible] is a result of its underwriting [illegible] innovative insurance solutions, financial strength, [illegible] service and responsive claims handling. The AIG claims operation [illegible] access to a vast worldwide network of dedicated experts and local legal firms.

Domestic Brokerage Group

The principal units of the Domestic Brokerage Group (DBG) provide a wide range of commercial and industrial coverages.

- AIG Executive Liability is the leading provider of directors and officers, and employment practices liability, and a premier underwriter of professional liability, fidelity coverage, network security insurance and fiduciary coverages. Its products were previously marketed under the National Union Fire Insurance Company of Pittsburgh, Pa., brand.
- Lexington Insurance Company is the leading U.S.-based excess and surplus lines carrier, specializing in property, casualty, healthcare and program risks.
- AIG Excess Casualty is the leading provider of commercial umbrella and excess casualty liability insurance.
- AIG Specialty Workers' Compensation® is a market-leading workers' compensation insurer for small and midsize businesses.
- AIG Risk Management® provides casualty risk management products and services to large commercial customers.
- AIG Environmental is the largest U.S. provider of environmental liability coverages and services.
- AIG Worldsource provides global insurance programs for U.S.- and Canadian-based multinationals, as well as foreign companies with operations in the United States and Canada.
- DBG also includes many specialty business units that draw on the worldwide resources of AIG companies to meet client needs in the aviation, transportation and construction industries, the small business sector and the accident and health arena, as well as engineering services through AIG Consultants, Inc.
- HSB Group, Inc., the parent company of The Hartford Steam Boiler Inspection and Insurance Company, HSB Engineering Insurance Limited, and The Boiler Inspection and Insurance Company of Canada, is a leading worldwide provider of equipment breakdown and engineered lines insurance.

Domestic Personal Lines

AIG's growing Domestic Personal Lines operations provide automobile insurance through aigdirect.com and AIG Agency Auto℠, and offer a broad range of coverages for high-net-worth individuals through AIG Private Client Group. AIG is among the top 10 writers of automobile insurance, with historical growth rates exceeding industry averages.

United Guaranty Corporation

United Guaranty Corporation subsidiaries provide residential mortgage guaranty insurance for first- and second-lien mortgages, private education loan default insurance, and other financial services to financial institutions and mortgage investors.



Transatlantic Holdings, Inc.

Transatlantic Holdings, Inc. (TRH), is a majority-owned subsidiary of AIG. TRH's subsidiaries offer reinsurance capacity on both a treaty and facultative basis worldwide—structuring programs for a full range of property and casualty products, with an emphasis on specialty risks.

Foreign General Insurance Group

The Foreign General Insurance Group comprises AIG's international property-casualty operations.

- American International Underwriters (AIU) is the marketing unit for AIG's overseas property-casualty operations and the most extensive foreign network of any insurance organization. Stretching across Asia and the Pacific to Latin America, Europe, Africa and the Middle East, AIU markets a full range of property-casualty products to both commercial and consumer clients.
- AIU Accident & Health Division is a leading provider of accident, supplemental health and travel insurance to international businesses and consumers.
- AIU Commercial Lines Division is a market leader in financial lines in Europe, surpassing one billion dollars in premiums.
- AIU Personal Lines Division operates globally to provide automobile, personal property and extended warranty coverages. It also provides products and services for the high-net-worth segment, institutional and individual clients.

The General Insurance segment also includes AIG Global Marine and Energy which serves the global insurance, risk management and loss control needs of marine and energy clients, including renewable operations such as biofuel, hydroelectric, geothermal, solar and wind.

Financial Services

AIG's Financial Services businesses specialize in aircraft and equipment leasing, capital markets, consumer finance and insurance premium finance. These businesses complement AIG's core insurance operations and achieve a competitive advantage by capitalizing on opportunities throughout AIG's global network.

The businesses in AIG's Financial Services Group are leaders in the markets they serve.

- International Lease Finance Corporation (ILFC) is AIG's aircraft leasing business. With a fleet of more than 900 planes, ILFC is a market leader in the leasing and remarketing of new advanced technology commercial jet aircraft worldwide. ILFC is the largest single customer to date for the new Boeing 787 Dreamliner.
- Capital Markets operations are conducted through AIG Financial Products Corp., which engages in transactions, as principal, to provide clients with risk management solutions and sophisticated hedging and investment products in standard and customized transactions involving commodities, credit, currencies, energy, equities and rates. Clients include top-tier corporations, financial institutions, governments, agencies, institutional investors and high-net-worth individuals throughout the world.
- AIG's consumer finance business consists of American General Finance, Inc. (AGF) and AIG Consumer Finance Group, Inc. (CFG). AGF is one of the largest consumer finance organizations in the United States, with a branch network in 45 states, Puerto Rico and the U.S. Virgin Islands. AGF's primary market is in the United States, but it continues to explore opportunities in international markets. CFG, through its subsidiaries, offers a broad range of consumer finance products, primarily in emerging markets. As these markets continue to attract investment, CFG's businesses have significant potential to expand operations in developing countries around the world and provide consumers with more products.
- Imperial A.I. Credit Companies, Inc., is the largest insurance premium finance provider in the United States.



Life Insurance & Retirement Services

Serving millions of customers around the world, AIG's growing global Life Insurance businesses make up the most extensive network of any life insurer. Strategies for enhancing growth focus on developing new markets, expanding distribution channels and broadening product offerings. AIG has one of the premier Retirement Services businesses in the United States and it also has an extensive international retirement services network—both poised to meet the asset accumulation, protection and lifetime income needs of individuals around the world.

Foreign Life Insurance & Retirement Services

AIG's Foreign Life Insurance & Retirement Services operations are conducted principally through the following market-leading companies:

- American International Assurance Company, Limited (AIA), is AIG's flagship life insurance company for Southeast Asia and the leading life insurer in the region. Its extensive network of branches, subsidiaries and affiliates spans Australia, Brunei, China, Guam, Hong Kong, India, Indonesia, Macau, Malaysia, New Zealand, Singapore, South Korea, Thailand and Vietnam.



- American Life Insurance Company (ALICO) is among the largest international life insurance companies in the world, with operations in more than 50 countries. ALICO's operations stretch from Japan to Europe, the Middle East, Latin America, South Asia and the Caribbean.
- AIG Star Life Insurance Co., Ltd., and AIG Edison Life Insurance Company contribute to AIG's growing life insurance presence in Japan through the sale of life, accident and health, and retirement services products via agents, brokers and bank partners.
- Nan Shan Life Insurance Company, Ltd., is Taiwan's second-largest life insurer in terms of total premium.
- The Philippine American Life and General Insurance Company (Philamlife) is the largest and most profitable life insurance company in the Philippines.

Domestic Life Insurance & Retirement Services

In the United States, AIG's Domestic Life Insurance & Retirement Services businesses offer a comprehensive range of life insurance, annuity, and accident and health products for financial planning, estate planning and wealth transfer. They use a full complement of distribution channels, including banks, national and regional brokerage firms, independent financial planning firms, independent and national marketing organizations, brokerage general agencies, independent insurance producers and general agents, and worksite specialists. The principal operations include the following:

- AIG American General, one of the largest life insurance organizations in the United States, distributes a broad range of life insurance, annuity, and accident and health products.
- AIG Annuity Insurance Company is the largest issuer of fixed annuities in the United States and the leading provider of annuities sold through banks.
- AIG Retirement (formerly branded as AIG VALIC) is the nation's leading provider of group retirement plans to K-12 education and the third largest to healthcare and higher education institutions.
- AIG SunAmerica Retirement Markets is one of the nation's leading distributors of individual variable annuities and income solutions.

Asset Management

AIG's Asset Management businesses include institutional and individual asset management, broker-dealer services, private banking and spread-based investment programs, as well as the management of AIG insurance invested assets.

The businesses in AIG's Asset Management Group leverage AIG's deep knowledge of markets around the world and expertise in a wide range of asset classes.

- AIG Investments manages equities, fixed income, private equity, hedge fund of funds and real estate investments for institutional, individual and high-net-worth investors around the world. AIG Investments ranks among the top seven money managers in the world by institutional assets under management.
- AIG Private Bank Ltd., AIG's Zurich-based private banking subsidiary, provides personalized private banking and structured wealth management solutions, including investment advisory and asset management products to a worldwide clientele.
- AIG SunAmerica Asset Management Corp. manages and/or administers retail mutual funds, as well as the underlying assets in AIG SunAmerica and AIG Retirement variable annuities sold to individuals and institutional groups throughout the United States.



- The AIG Advisor Group, Inc., broker-dealers provide financial products, technology support and business-building programs to independent financial advisors serving the retirement planning needs of clients in the United States.

Revenues by Major Business Segment*
(billions of dollars)

● 2006
○ 2007



49.2
51.7
50.9
53.6
7.8
(1.3)
4.5
5.6
General Insurance
Life Insurance & Retirement Services
Financial Services
Asset Management

* Includes net realized capital gains (losses).

REVIEW OF OPERATIONS—GENERAL INSURANCE

AIG's General Insurance operations include the largest U.S. underwriters of commercial and industrial insurance, the most extensive international property-casualty network, a personal lines business with an emphasis on auto insurance and high-net-worth clients, a mortgage guaranty insurance operation and an international reinsurance organization.

General Insurance Financial Results

(in millions, except ratios)	**2007**	2006
Gross premiums written	**$58,798**	$56,280
Net premiums written	**47,067**	44,866
Underwriting profit	**4,500**	4,657
Net investment income	**6,132**	5,696
Operating income before net realized capital gains	**10,632**	10,353
Net realized capital gains (losses)	**(106)**	59
Operating income	**10,526**	10,412
Operating income before net realized capital gains (losses), excluding catastrophe losses	**10,908**	10,353
Consolidated net reserves for losses and loss expenses	**69,288**	62,630
Combined ratio	**90.33**	89.06
Combined ratio, excluding catastrophe losses	**89.73**	89.06

Domestic Brokerage Group

AIG's **Domestic Brokerage Group (DBG)** is the largest U.S. commercial property-casualty insurance organization. DBG companies provide commercial insurance products and services to a wide range of entities, from multinational and middle market companies to small entrepreneurs and nonprofit organizations. Record operating income in 2007 reflects DBG's steadfast commitment to disciplined underwriting and focus on profitability.

DBG's principal operating subsidiaries include American Home Assurance Company, National Union Fire Insurance Company of Pittsburgh, Pa., and Lexington Insurance Company.

Many of DBG's operating units have been writing commercial insurance for decades. Capitalizing on its market advantages and key business strategies, DBG is well-positioned to capture new opportunities and continue leading the U.S. commercial insurance industry.

Diversification is a bedrock DBG characteristic that is reflected in its products, distribution network, customer base, regional structure and employees. This balanced approach helps the organization leverage growth opportunities even in the most challenging markets, exercise flexibility in selecting customers and business segments that offer the greatest potential, and expand a franchise that cannot easily be replicated.

DBG companies hold high ratings for financial strength—an increasingly important consideration for insurance brokers and customers in placing their business. **AIG Executive Liability** has been a leading executive and professional liability underwriter for



AIG Environmental designed an innovative insurance product to cover the specific risks associated with the clean up of Fort Ord, previously a U.S. Army base in California contaminated with munitions and explosives. The comprehensive solution enabled the Fort Ord Reuse Authority to enter into a contract for munitions removal, leading to multimillion-dollar mixed-use development plans covering over 3,500 acres.

Domestic Brokerage Group—
Gross Premiums Written by Line of Business
Total = $31.8 billion



Workers' Compensation	16.5%
General Liability/Auto Liability	15.8%
Property	14.1%
Management/Professional Liability	11.2%
Commercial Umbrella/Excess	9.7%
Programs	4.7%
A&H Products	4.2%
Multinational P&C	4.1%
Environmental	2.9%
Boiler and Machinery	2.9%
Aviation	2.1%
All Other	11.8%

more than 40 years. It benefited from its strong financial position as over 90 percent of its largest board and corporate customers renewed contracts in 2007.

DBG companies are consistent, longstanding lead underwriters in most lines of business in which they participate. This provides them with an ability to anticipate emerging risks, which is a hallmark of **AIG Excess Casualty**, DBG's market-leading commercial umbrella insurance provider. From this leadership position, AIG Excess Casualty can quickly recognize developing liability trends and respond with intelligent underwriting solutions.

Perhaps no attribute defines DBG better than innovation. In 2007, DBG companies introduced an average of one new insurance product or service every week, including several groundbreaking products to address global warming risks. DBG's **Lexington Insurance Company**, the leading U.S.-based excess and surplus lines insurer, introduced Upgrade To Green℠ *Residential* to help policyholders rebuild damaged homes to green standards using ENERGY STAR® or equivalent energy-efficient and environmentally friendly materials. Lexington's accumulated expertise in specialized industries has also served as a foundation for product innovation and risk solutions for such key sectors as healthcare, real estate, higher education, agriculture and construction.

AIG pioneered pollution liability insurance 27 years ago, and **AIG Environmental** is leading the way today with a new breed of environmentally friendly insurance products. Its Sustain-a-Build℠ coverage encourages environmentally responsible construction and building projects through premium discounts for operations that qualify for the U.S. Green Building Council's Leadership in Energy and Environmental Design (LEED®) certification program. Sustain-a-Build joins a portfolio of AIG Environmental products focused on pollution remediation and contaminated property clean up.

DBG's innovations have produced an extensive portfolio of insurance products and services. And nowhere is the significance of this range of offerings more evident than at **AIG Risk Management (AIGRM)**, a provider of risk management solutions for the largest U.S. corporations. In 2007, AIGRM expanded its integrated insurance program approach, comprising primary casualty, excess workers' compensation, surety, risk financing and captive management programs, in concert with loss control and claims services, to serve new industries and market segments. The result is a significant opportunity with construction, transportation, public entity, real estate and midsize organizations that require a comprehensive way to manage risk.

AIG's Deliver the Firm strategy is ingrained in every DBG unit. **AIG Worldsource**, which serves the needs of U.S. and Canadian customers overseas and foreign businesses with risks in the United States and Canada, is no exception. The unit is the primary facilitator for delivery of AIG Passport℠ services. AIG Passport taps AIG's global network to provide multinational customers with local insurance worldwide, while offering DBG a competitive edge in an increasingly global liability environment.

AIG's **Domestic Accident & Health Division** also demonstrates DBG's commitment to the Deliver the Firm strategy. With more than 40 years of experience in managing specialized accident and health risks for consumer, commercial and affinity group customers, the division recorded excellent premium growth in 2007, in part because it integrated products such as accidental death and accidental medical coverages into policies offered by other DBG operating units, a unified solution that appeals to many customers. The unit's growth also reflects its success in building strong direct marketing, travel insurance, and school and student insurance businesses.

Several thousand independent insurance brokerage firms do business with DBG every year. Expanding these relationships is a business imperative well exemplified by **AIG Specialty Workers' Compensation**, the nation's leading private writer of this insurance to midsize and small businesses. The unit's Internet-based eComp platform was enhanced in 2007 to offer greater quote-to-bind capabilities and improved service. eComp ranks among the top e-commerce sites, quoting an average of over $4 million in new business daily.

The mission of **AIG Small Business®** is to be the insurer of choice for the more than 25 million small businesses in the United States. Using aggregation technologies and select distribution channels, the unit is able to provide the full range of DBG's specialty products, opening the door to greater opportunities in this sector.

AIG Global Marine and Energy and **AIG Aviation** bring extensive experience to some of the world's most complex commercial sectors. In 2007, AIG Global Marine and Energy, which serves customers in the United States and internationally, launched an Alternative Energy practice to deliver insurance, engineering and financial resources to respond to risks posed by alternative and renewable energy technologies and climate change. The Marine unit also teamed with AIG Private Client Group to service the recreational marine exposures of the nation's high-net-worth individuals. AIG Aviation weathered challenging market conditions by focusing on intelligent risk selection and by delivering a broad range of AIG products to this market.

DBG's **Claims** operations and loss prevention services are just as important to customers as its underwriting acumen. DBG enhanced its claims processes and introduced technologies in 2007 to reduce costs and enhance the customer service experience, as highlighted by the launch of the Catastrophe Advantage Program℠ (CAP). CAP applies sophisticated hurricane modeling technology to DBG's proprietary database of policyholders' insured locations to secure critical disaster resources before a hurricane makes landfall and before these resources are engaged by others. The result is greater efficiency in the management of catastrophe-related claims and delivery of an invaluable service to customers.

Domestic Brokerage Group—Premiums Written
(billions of dollars)


28.6
19.9
30.5
22.8
30.0
23.1
31.6
24.3
31.8
24.1
2003
2004
2005
2006
2007
Gross Premiums Written
Net Premiums Written

HSB Group, Inc. (HSB), the parent company of The Hartford Steam Boiler Inspection and Insurance Company, had excellent operating results in 2007 as it reported strong growth in net premiums written. In addition to equipment breakdown and engineered lines insurance, HSB provides specialty coverages and loss prevention services that become value-added components of other insurers' commercial and personal lines insurance products.

Including HSB's specialty insurance coverages as an essential element of an overall policy allows for more affordable premiums and better integrated protections than when the coverages are purchased as standalone policies. This business model enables HSB to offer an appealing value proposition to many insurance providers in the United States and international markets. HSB's integrated global loss prevention model includes inspecting many pressure vessels at the point of manufacture. This and other loss prevention initiatives play an important role in HSB's underwriting performance and help deliver excellent returns on capital. In 2007, HSB conducted more than 1.6 million on-site loss prevention inspections of equipment and property-casualty risks.

Domestic Personal Lines

AIG's Domestic Personal Lines—aigdirect.com, AIG Agency Auto and AIG Private Client Group—faced challenging economic and market conditions in 2007. Operating income declined due to losses from the California wildfires, unfavorable loss development from discontinued lines and AIG Agency Auto, and increased costs related to the acquisition of the minority interest in 21st Century. Premium growth exceeded expected industry growth once again, with strong growth from AIG Private Client Group and growth in aigdirect.com outpacing declines in AIG Agency Auto.

In 2007, AIG acquired the remaining shares of 21st Century that it did not previously own. The combination of AIG Direct and 21st Century created aigdirect.com, a new private passenger automobile insurance brand.

The combined operation also made progress on plans to integrate its infrastructure as it consolidated customer call centers and improved efficiencies. The combination creates the fourth-largest direct response writer of automobile insurance in the United States. It will also help develop a strong brand identity in the private passenger market, while creating a low-cost, customer-focused platform for selling a wider range of AIG products to consumers.

AIG Agency Auto remained focused on improving profitability, with competitive products, enhanced service offerings for agents and customers, and lower costs through operational efficiencies. It launched eRater, a new web-based quoting system for agents now available in 24 states. AIG Agency Auto also improved the timeliness and accuracy of policy billing information; enhanced the efficiency and service capabilities of customer call centers; and introduced processes and systems to support a faster, fairer and consistent claims experience.

Personal Lines—Gross Premiums Written
Total = $5.0 billion


aigdirect.com 59.2%
AIG Agency Auto 22.5%
AIG Private Client Group 18.3%

AIG Private Client Group continued its leadership position in the market for high-net-worth individuals, achieving excellent top line growth over the previous year. The unit continues to insure more than one-third of the *Forbes* 400 Richest Americans. It expanded the reach of its Hurricane Protection Unit—modeled after its acclaimed Wildfire Protection Unit, which protects high-value residences—



In the summer of 2007, widespread flooding throughout the United Kingdom resulted in nearly £3 billion in industry-wide insurance claims. Following the floods, emergency response claims teams from AIG Europe (UK) Limited visited affected policyholders within days to assess damage and expedite payments.

to all of coastal Florida and Suffolk County, New York. AIG Private Client Group also offered admitted group excess coverage targeted at wealth advisors and financial services companies; introduced a risk management program, called Architectural Legacy, for owners of historic homes; and streamlined processes for policy issuance by providing agents with an easy-to-use online system. The reach of the Wildfire Protection Unit also expanded to more than 150 zip codes in the country.

The group also began operations overseas as it introduced yacht insurance in the U.K. and established an office in Australia.

United Guaranty Corporation

The performance of **United Guaranty Corporation (UGC)** has a high degree of correlation to the U.S. housing industry, which experienced significant home price deterioration in most markets in 2007. Although UGC had taken steps beginning in 2006 to stem the adverse impact on its business by changing credit underwriting standards, product eligibility guidelines and portfolio caps, its second-lien insurance business had a difficult year.

Reflecting its long-term strategy to diversify income sources, UGC added new customers and products in the domestic private education loan business; opened a business development office in India; obtained licenses in Korea and Mexico; and began writing mortgage insurance in Canada.

As mortgage lenders and investors return to higher quality mortgage lending and standard loan instruments, UGC is well-positioned to take advantage of opportunities when the market emerges from its current correction.

Transatlantic Holdings, Inc.

Transatlantic Holdings, Inc., AIG's majority-owned reinsurance organization, reported record highs in net income and operating cash flow in 2007 as favorable loss experience in property lines benefited results. Premiums also increased compared to the year-ago period, largely because of recent underwriting initiatives in the United States and overseas, and the strength of major foreign currencies against the dollar.

Transatlantic's long-term success is built on its financial strength, global reach through a network of offices spanning six continents and its enterprising group of reinsurance professionals worldwide. To address the challenge of market pricing weakness in many regions and lines of business, Transatlantic continues to focus on underwriting discipline and is capitalizing on opportunities in less-saturated areas in the global reinsurance marketplace.

Foreign General Insurance

AIG's Foreign General Insurance business achieved growth in commercial and consumer lines, driven by business from both established and new distribution channels. Net premiums written rose 14 percent to $13.05 billion.

AIG's Foreign General and its marketing unit, **American International Underwriters (AIU)**, have a broad geographic scope and portfolio mix, as well as a seasoned management team, to serve clients in more than 80 countries around the world. In 2007, AIU continued its strategy of expansion into the world's most promising emerging markets, while deepening its footprint in the developed markets of Japan, continental Europe and the U.K./Ireland. Its multidistribution strategy targeted commercial and consumer clients in markets worldwide through brokers, agents, direct marketing, associations, bancassurance and other alternative channels.

For its commercial business, AIU strategically deployed dedicated management teams to meet the needs of clients in all three core segments—major, corporate and small-to-medium enterprises—and to grow its business more efficiently.

On the consumer side, AIU expanded production in accident and health by focusing on a "direct" customer relationship through controlled business channels, and continued to deploy high-profit personal lines products, such as personal property and warranty, and other specialty personal products.

In Japan, AIU Insurance Company successfully continued to penetrate the large commercial market in 2007. At year end, 203 of the 500 largest Japanese companies were among its clients.

In China, AIU Insurance Company received approval from the China Insurance Regulatory Commission to establish a foreign enterprise. The new subsidiary, AIG General Insurance Company China Limited, positions AIG to meet increasing demand, expand general insurance capabilities, achieve operational and capital efficiencies, and, with regulatory approval, secure a platform to establish new branches in the country over time.

In 2007, the commercial lines division achieved steady growth in China, despite severe competition and continuing rate erosion across many of its businesses. Its liability line ranked first in the Shanghai market among all insurers—domestic and foreign—in premium production. The accident and health division, operational since 2004, registered strong growth in 2007 and is the number one insurer among domestic and foreign carriers in the Shanghai market.

In 2007, AIG's joint venture in India, Tata AIG General Insurance Company Limited, had good premium growth and loss ratios below the industry average. The joint venture has developed a number of innovative products with growth potential, including cattle insurance in rural areas. It has also partnered with Spice Jet, a local airline, to sell insurance to its passengers, becoming the first private-sector company in India to forge such an agreement with a domestic carrier.

AIU's strong presence in Southeast Asia continued to grow in 2007. AIG General Insurance (Vietnam) Company Limited introduced its e-Marine service, a real-time, online certification system that offers customers a simple and flexible way to declare shipments and generate insurance policies. The first service of its kind in Vietnam, e-Marine is now available to customers in Southeast Asia.

Foreign General Insurance—
Gross Premiums Written by Division
Total = $19.8 billion



Division	%
Property/Energy/Marine	24.3%
Accident and Health	18.4%
Specialty Lines	16.2%
Personal Lines	15.9%
Casualty	11.9%
Lloyd's	5.7%
Aviation	3.0%
Other/Service Business	4.6%

The acquisition of Central Insurance in Taiwan has enabled AIG companies to become one of the largest general insurance businesses with an extensive distribution network in the country. For the second consecutive year, American Home Assurance Company Singapore won the "Innovation of the Year" award at the Asia Industry Awards for innovative payment methods and claims management processes executed as part of its public housing fire insurance strategy.

In Australia, AIG celebrated 50 years of operation. In 2007, AIG Australia entered the high-net-worth personal lines insurance business with the establishment of the Australian arm of AIG's Private Client Group and registered good premium growth in other lines of business, while riding out a soft market cycle.

In continental Europe, AIG acquired the German insurer Württembergische und Badische Versicherungs-AG (WüBa) and its subsidiaries to bolster its small and midsize company portfolio. Executing on the Deliver the Firm initiative, AIG Europe Germany assisted AIG Vie France (ALICO S.A.) with the launch of a new branch, AIG Leben, which will offer life, and accident and health products targeted to the mass consumer segment.

In 2007, in response to the European Union's Environmental Liability Directive, AIG Europe introduced Enviropro, an innovative product which covers biodiversity damage in the region. AIG Europe's financial lines business reached the milestone of $1 billion in gross premiums written. It launched a "Blue Ocean" initiative, focused on creating uncontested market space and capturing new demand, to grow its business by developing new markets and delivering new products.

Despite softening rates and intense competition in 2007, the general insurance operations in the U.K./Ireland region delivered good production growth. In 2007, AIG Europe (UK) Limited was selected "Underwriter of the Year" at the British Insurance Awards for its innovative and profitable strategies in directors and officers liability coverage for companies trading on the London Stock Exchange's Alternative Investment Market. The acquisition of Direct Travel Insurance Services Limited in 2007 will further complement AIG's accident and health insurance business in this region.

In Central Europe and the Commonwealth of Independent States, AIU continued its steady growth in property, casualty and consumer lines. It also introduced a directors and officers product for corporate customers in key countries. In 2007, accident and health distribution channels were expanded, using innovative forms of delivery to meet the growing market demand for insurance through corporate sponsors, employers and airlines.

In the Middle East, Mediterranean and South Asia region, AIG MEMSA Insurance Company Limited continued to grow by launching a new operation in Oman and opened a new branch in Qatar. AIG Travel achieved strong premium growth through partnership relationships throughout the Middle East. AIG Greece recorded strong premium growth, which was significantly higher than the market average. It continued to grow its personal lines, small business and financial lines businesses, while developing a new market in specialized products, such as crisis management and environmental insurance. AIG Sigorta A.S. in Turkey sharpened its market segmentation strategy, focused on product innovation and customer service, and further solidified its leadership positions in accident and health, financial lines, liability and marine cargo insurance.

During 2007, AIG companies in Africa continued to grow their business. AIG Kenya Insurance Company Limited, one of the largest general insurance businesses in the country, received permission from the country's insurance regulator to write microfinance institutions (MFI) business. It actively focused on enrolling MFIs and launched the Small Business Solutions insurance package for small and midsize enterprises. AIG South Africa Limited grew its business of insuring small and medium enterprises.

Executing its strategy of writing businesses that offer the greatest growth potential and highest profit margins, AIU Latin America Division (AIU LAD) had strong premium growth over the prior year. The division's strategic focus is on personal accident, warranty, personal property and financial lines products. With more than 15 million clients, AIU LAD is one of the leading multinational insurers in the region. While registering double-digit growth in several commercial lines of business, the division also expanded its consumer lines by diversifying product offerings, accelerating automation and expanding distribution channels into bancassurance, retail and direct marketing. In Brazil, Unibanco AIG Seguros S.A. earned several accolades for market leadership, including "The Insurance Company of the Year" award from a leading insurance publication, *Mercado de Seguros*.

Foreign General Insurance—Premiums Written
(billions of dollars)


12.3
7.6
2003
14.5
9.1
2004
15.6
10.0
2005
17.5
11.4
2006
19.8
13.1
2007
Gross Premiums Written
Net Premiums Written

REVIEW OF OPERATIONS— LIFE INSURANCE & RETIREMENT SERVICES

Serving millions of customers around the world, AIG's growing global Life Insurance & Retirement Services businesses constitute the industry's most extensive network.

Life Insurance & Retirement Services Financial Results

(in millions)	**2007**	2006
Premiums, deposits and other considerations[(a)]	**$92,730**	$81,007
Premiums and other considerations	**33,627**	30,766
Net investment income	**22,341**	20,024
Operating income before net realized capital gains (losses)	**10,584**	10,033
Net realized capital gains (losses)	**(2,398)**	88
Operating income	**8,186**	10,121

(a) Represents aggregate business activity during the respective periods presented on a non-GAAP basis.

The underlying performance of AIG's Life Insurance & Retirement Services businesses provided further evidence that the continued focus on multiple distribution initiatives to capitalize on its broad product portfolio is gaining traction. Operating income growth in this segment, however, was affected by unusual items in 2007 and 2006, as well as by market volatility.

Foreign Life Insurance & Retirement Services

For 76 years, **American International Assurance Company, Limited (AIA)**, has served the life insurance market in Asia, and is a household name and a leading provider of insurance and financial services. Its reputation and track record are second to none, earning numerous industry accolades in 2007, ranging from consumer confidence to service excellence, and from management excellence to outstanding contributions to economic development.

In 2007, AIA forged significant strategic alliances to diversify and grow its distribution capabilities, while at the same time enhancing the agency channel, its core distribution franchise. AIA has leveraged AIG's Manchester United Football Club sponsorship to deepen the brand affinity with existing and prospective customers. Moreover, AIA has continued to diversify—from selling traditional insurance products to nontraditional ones, such as universal life, structured and investment linked products—in response to the needs of customers.

Foreign Life Insurance & Retirement Services—Premiums, Deposits and Other Considerations by Major Product
Total = $67.5 billion



Life Insurance	56.0%
Individual Variable Annuities	20.4%
Personal Accident and Health	9.2%
Individual Fixed Annuities	7.9%
Group Life/Health	6.5%

In Vietnam, AIG and the Bank of Investment and Development of Vietnam, the country's leading state-owned commercial bank, signed a memorandum of understanding to expand business cooperation and develop long-term initiatives in banking, insurance and financial services in this important emerging market. AIA Vietnam also launched its first universal life product, which has quickly contributed about 25 percent of its new business.

AIA Thailand grew its network of agents to more than 76,000, which is the largest in the country and a substantial generator of new business. AIA Thailand has been actively expanding up country to develop attractive business opportunities in that relatively untapped region.

To provide specialized training to agents and enhance the quality of customer service, AIA Singapore opened the AIA Financial Health Check Academy. In support of AIG's Manchester United sponsorship, AIA Singapore issued the world's first "First Day" Commemorative Stamp cover validated by Singapore Post Limited.

AIA Malaysia was the first insurer in the country to launch a comprehensive medical plan to cover policyholders up to age 100 and the first in the local industry to launch a needs-based selling concept, called Financial Health Check.

In 2007, AIG Life Korea continued to hold the number one position in fixed annuity products sold through banks—marking the fourth consecutive year it has achieved this distinction. AIG Life Korea also launched its first-ever variable annuity product.

The two life companies in Indonesia—AIA and AIG Life—consolidated their business processing, back-office and customer service functions for employee benefits under a single umbrella to bring greater operational synergies and economies of scale. Successfully leveraging AIG's Manchester United sponsorship, AIG Life Indonesia implemented a recruitment drive for new agents and expanded the bancassurance channel through the branch network of Bank Central Asia.

AIA Hong Kong focused on serving the growing affluent segment for wealth management products and financial services by complementing the agency force with wealth management elites (WMEs), financial advisors who provide investment advice and services. In 2007, selected WMEs participated in the Investment Advisor project jointly conducted by AIA and AIG Wealth Management Services. AIA also achieved the record of being the first insurer in Hong Kong to have more than 1,000 agents qualify for the Million Dollar Round Table, an international association of life insurance and financial services professionals.

AIA China celebrated the 15th anniversary of its return to China in 2007, when AIG was the first foreign insurance company to establish operations in Shanghai in 1992. In 2007, AIA China reached the milestone of 30,000 agents, the largest agency force among foreign life insurance companies in the country. It established 29 new sales and service centers for a total of 104 centers in 19 cities in the country.

It grew new business premiums from bancassurance by 88 percent year-on-year and set up a unit to advance banking relationships across China through strategic partnerships. AIA China also worked with Alibaba Group, China's largest e-commerce provider, to jointly develop insurance distribution through the e-business channel. It introduced several new products and also launched new investment funds on its investment linked products to provide more choices to customers and better meet their needs.

India's booming economy provided our joint venture Tata AIG Life Insurance Company Limited with a strong platform for continued expansion. During 2007, Tata AIG Life launched four new products, including unit-linked and group retirement products. The launch of a new advertising campaign helped extend brand recognition for all AIG businesses in the country.

In 2007, AIA operations in both Australia and New Zealand continued to diversify their distribution channels, expanding the reach of the independent financial advisor, agency and institutional business-to-business channels. AIA operations were re-branded as AIG Life in both Australia and New Zealand to leverage the AIG brand.

Operating in more than 50 countries that span from Japan through Europe, the Middle East, South Asia, Latin America and the Caribbean, **American Life Insurance Company (ALICO)** has been a consistent contributor to the success of AIG Life Insurance & Retirement Services. ALICO's businesses offer traditional life, accident and health, group employer and employee insurance for large and small organizations, pensions and annuities.

In 2007, ALICO reported record growth in premiums, deposits and other considerations. These results were achieved by introducing new products through its distribution channels, especially from direct agency sales, brokers, independent financial advisors and group sales. It also continued to invest in existing agents, and built additional agency and specialist sales forces.

ALICO's largest country operation is in Japan, where it markets an array of life, medical and annuity products through multiple distribution channels, including independent and career agents, direct marketing and banks. Despite challenging market conditions, ALICO Japan reaffirmed its position as a leading life insurer, being the fifth largest in total premium and sixth largest in total assets. With deregulation in late 2007 permitting the sale of all life and medical insurance products through bancassurance, Japan's four largest banking groups selected ALICO Japan's products for sale to their customers.

ALICO's Central and Eastern Europe operations had an excellent year as Bulgaria, Cyprus, the Czech Republic, Hungary, Poland, Romania, Slovakia, Ukraine and Russia all reported double-digit revenue and operating income growth. Operations in most of the countries in the region also increased their market share. ALICO's bancassurance company in Bulgaria, formed through a joint venture with the National Bank of Greece, completed its first full year of operations. ALICO also entered new business ventures in this region, which included a private pension company in Romania.

In continental Western Europe, ALICO achieved record premium and profit growth. This was achieved by direct life insurance sales via sponsoring partners, direct sales to the public, credit life and growth in the broker distribution channels. ALICO opened a new branch in Germany to sell various life, and accident and sickness protection products. The U.K./Ireland region achieved strong growth in premiums, deposits and other considerations. ALICO also continued to focus on the region's ultra-high-net-worth market and collaborated with its partners to cross sell AIG's broad range of products.


qatar

In December 2007, ALICO became the first life insurance company in Qatar to receive an expanded license to operate a retail life business, having already obtained a wholesale life insurance license (pictured, Qatar Financial Centre).

Foreign Life Insurance & Retirement Services
(billions of dollars)


30.0
17.9
2003
45.2
22.0
2004
51.1
23.1
2005
56.4
24.2
2006
67.5
26.6
2007
Premiums, Deposits and Other Considerations(a)
Premiums and Other Considerations(b)

(a) Represents aggregate business activity presented on a non-GAAP basis.
(b) Includes GAAP premiums and other Life Insurance revenue.

ALICO Middle East, headquartered in Dubai, continued to enjoy steady premium and profit growth. It benefited from strong local presence in the region's 14 countries and a multiproduct, multidistribution channel that includes agents, brokers, bancassurance and direct marketing partners.

ALICO's joint venture in Brazil, Unibanco AIG Seguros S.A., recorded strong, double-digit revenue growth. This was achieved through continuing improvements to products with a focus on mortality and health insurance, pension and retirement; more cross-selling; and an expansion of the direct marketing channel.

In 2007, **AIG Edison Life Insurance** and **AIG Star Life Insurance** in Japan made good progress toward completing the integration of their operations, including moving their respective headquarters to a single location in Tokyo. They continue to be on track to emerge in 2009 as a single entity to be known as AIG Life. This project is a growth strategy designed to merge two mid-tier insurance companies into a bigger and stronger company that will be better positioned to compete more effectively in the increasingly competitive Japanese life insurance market.

Nan Shan Life Insurance Company, Ltd., in Taiwan has earned the "Quadruple Crown Award" from *Risk Management, Insurance & Finance* magazine for the "Most Renowned Company," "Best Insurance Company," "Best Claim Service" and "Insurance Company with the Best Agents." It is the only insurance company ever to win this award. Nan Shan has now won the "Best Agents" award for 15 years in a row. In 2007, Nan Shan continued to achieve success with the shift from traditional life to investment linked product sales, which grew substantially over the prior year. Also in 2007, Nan Shan became the first insurance company to receive permission from the Taiwan Financial Supervisory Commission to enter the wealth management business. It also signed a strategic partnership with SinoPac Holdings, a leading Taiwan-based financial holding company providing banking and other financial services with branch/representative offices in China, Southeast Asia and the United States, to focus on retirement services and asset management.

Celebrating its 60th year in 2007, **The Philippine American Life and General Insurance Company (Philamlife)** continued its tradition of industry leadership, innovation and dedication to improving the lives of Filipinos. Philamlife—the largest life insurance company in the Philippines—was once again named a Platinum Trusted Brand by *Reader's Digest Asia*, making it the only financial institution in the nation to receive this award for four consecutive years. Philamlife also became the first company in the world to win the Life Office Management Association's Excellence in Education Award 13 times.

In 2007, Philamlife registered excellent new business growth. The distribution reach of Philamlife for its products remains unmatched in the country's life insurance industry. Its network of 7,000 agents is the largest in the country. In addition, the company focused on alternative distribution channels, including bancassurance, telemarketing and direct marketing.

AIG International Retirement Services (AIGIRS) is committed to leveraging AIG companies' presence in local markets worldwide to build a global retirement services business.

In Asia, an aging population and the concern of individuals about the adequacy of corporate and government pensions to fund retirements are driving the need for retirement savings, investment and income-generating products. AIGIRS introduced an innovative lifetime guaranteed minimum withdrawal benefit variable annuity product in Japan and AIG's first variable annuity product in Korea. In Europe, AIGIRS benefited from strong sales of its fixed and variable annuity products in key growth regions.

Operating through AIG's various foreign life companies and partners around the globe, the **AIG Group Management Division (GMD)** provides group employee benefits, credit insurance, and pension products and services to corporate customers in more than 80 countries. In 2007, each of GMD's three core businesses had strong premium growth. GMD also focused on high-growth new and



As America's 79 million baby boomers approach retirement, they are creating a dynamic market for financial services. AIG's newest national advertising campaign highlights its leadership position in retirement services. The campaign's central message resonates among consumers and financial advisors who serve them: Americans are living longer, healthier lives and are seeking innovative products and income solutions to ensure that they never outlive their money.

emerging markets for its services, including group employee benefits in China, credit life in Poland and the Middle East, and pension products through a new venture in Romania.

Domestic Life Insurance & Retirement Services

AIG's Domestic Life Insurance & Retirement Services companies maintained leadership positions in 2007 despite challenging conditions in some markets. Life insurance, payout annuity and variable annuity products delivered solid performances while fixed annuities continued to face a difficult interest rate environment. These businesses are positioned extremely well to benefit from increasing demand for products that serve the protection, accumulation and income distribution needs of a growing customer base.

With more than 80 years of experience, **AIG American General** is a leader among life insurance providers in the United States, with a track record of delivering innovative solutions to meet emerging consumer needs. The leading issuer of life insurance, as measured by policy face value, it also ranks among the leaders in term life, universal life, structured settlements and single premium immediate annuity products.

In 2007, AIG American General introduced more than 25 new or revised products and riders to meet the needs of both agents and consumers. New or revised products contributed 88 percent of individual life sales through independent distributors in 2006-2007. It increased the competitiveness of its employer and association benefit products by introducing five new group worksite and four new dental products, and by establishing a relationship with the Lance Armstrong Foundation to offer supplemental health insurance products under the LIVESTRONG™ brand. AIG American General also acquired Matrix Direct, Inc., to expand its distribution of term life products directly to the consumer marketplace.

AIG American General continued to emphasize operational excellence and superior customer service as competitive advantages in 2007. To improve the customer experience, AIG American General implemented systems to capture and respond to customer feedback at various "touch points" across the organization. In addition, it made significant enhancements to the websites that support its agents, making it easier for them to do business with AIG American General. DALBAR Inc.'s *WebMonitor* recognized these improvements when it ranked AIG American General's independent agent website among its top eight "Excellent" websites for financial professionals.

In 2007, **AIG Annuity Insurance Company** faced a difficult sales environment for the fourth consecutive year as a flat yield curve and extremely competitive bank certificate of deposit and money market rates continued to challenge the fixed annuity market. Nevertheless, AIG Annuity continued to launch new products, while expanding distribution with new bank partners, including one of the nation's largest banks. It also maintained its historic share of the bank fixed annuity market. AIG Annuity ranked as the largest issuer of fixed annuities in the United States and, for the 11th consecutive year, the largest issuer of fixed annuities through the bank channel. The key account management team helped AIG Annuity strengthen existing client relationships and improve market share at its largest bank partners.

Domestic Life Insurance & Retirement Services—Premiums, Deposits and Other Considerations by Major Product
Total = $25.2 billion



Group Retirement Products	29.8%
Individual Fixed Annuities and Run off	22.0%
Individual Variable Annuities	17.7%
Life Insurance	13.0%
Payout Annuities[a]	10.4%
Home Service	3.7%
Group Life/Health	3.4%

(a) Includes structured settlements, single premium immediate annuities and terminal funding annuities.

In 2007, **AIG Retirement's** (formerly branded as AIG VALIC) focus on increasing assets under management and expanding its capabilities as a leader in both asset accumulation and the income distribution phase of retirement led to a 10 percent increase in sales. Productivity of its career financial advisors improved, reflecting the launch of several new products designed to help the baby boomer generation manage its accumulated wealth in retirement. To reflect its expanded product and service capabilities, the marketing name was changed to AIG Retirement, effective January 1, 2008.

Product development initiatives at **AIG SunAmerica Retirement Markets (AIG SunAmerica)** kept pace with the growing demand for innovative "income for life" solutions, resulting in record variable annuity sales, fee income and assets under management in 2007. It launched a new enhancement to its popular "MarketLock" guaranteed minimum withdrawal benefit, called "MarketLock for Life Plus," which can guarantee an increase in future income despite the volatility of equity market returns. AIG SunAmerica's multiyear effort to achieve service excellence earned the "DALBAR Service Award," which recognizes the highest tier of service quality in the financial services industry.

Domestic Life Insurance & Retirement Services
(billions of dollars)


27.6
5.6
2003
27.9
6.2
2004
24.6
6.4
2005
24.6
6.6
2006
25.2
7.0
2007
Premiums, Deposits and Other Considerations(a)
Premiums and Other Considerations(b)

(a) Represents aggregate business activity presented on a non-GAAP basis.
(b) Includes GAAP premiums and other GAAP Life Insurance revenue.

REVIEW OF OPERATIONS— FINANCIAL SERVICES

AIG's Financial Services businesses specialize in aircraft and equipment leasing, capital markets, consumer finance and insurance premium finance. These businesses complement AIG's core insurance operations and achieve a competitive advantage by capitalizing on opportunities throughout AIG's global network.

Financial Services Financial Results

(in millions)	**2007**	2006
Revenues[(a)(b)]	**$(1,309)**	$7,777
Operating income (loss) excluding FAS 133, other-than-temporary impairments, and net realized capital gains (losses)[(a)]	**(8,983)**	2,338
FAS 133 gains (losses)	**211**	(1,822)
Other-than-temporary impairments[(c)]	**(643)**	—
Net realized capital gains (losses)	**(100)**	(133)
Total operating income (loss)[(a)]	**(9,515)**	383

(a) In 2007, both revenues and operating income (loss) include an unrealized market valuation loss of $11.5 billion on AIGFP's super senior credit default swap portfolio and an other-than-temporary impairment charge of $643 million on AIGFP's available-for-sale investment securities.

(b) Includes gains (losses) from hedging activities that did not qualify for hedge accounting treatment under FAS 133 in 2007 and 2006, respectively; the effect was $104 million and $(1.97) billion.

(c) Represents an other-than-temporary impairment charge on AIGFP's available-for-sale investment securities.

The excellent results of **International Lease Finance Corporation (ILFC)** in 2007 reflect the strength of the airline industry on a global basis and the underlying strong demand for ILFC's aircraft. Lease rates continued to increase throughout the year across ILFC's lease placements of new and used aircraft.

In 2007, ILFC executed lease agreements covering 138 aircraft, including 15 new customers, across Asia, North America, South America, Europe and the Middle East. Additionally, to advance AIG's Deliver the Firm strategic initiative, ILFC provided multiple referrals and contacts from its supplier and customer base to various AIG companies worldwide.

Reflecting its longstanding commitment to offer the most fuel-efficient, cost-effective and environmentally friendly aircraft available, ILFC significantly increased its order base of new-generation aircraft. ILFC ordered 50 additional new Boeing 787 Dreamliner aircraft for a total firm order of 74 aircraft, with deliveries beginning in 2010. This order has propelled ILFC as Boeing's single largest customer to date for the new 787 aircraft. ILFC also ordered 10 additional Boeing 737-800 aircraft to meet growing customer demand. Further, ILFC revised its original order for 16 Airbus A350s to 20 new A350XWB aircraft. First deliveries of the A350XWB are scheduled for 2014.

AIG Financial Products Corp. (AIGFP) is at the forefront of AIG's global capital market activities. It acts as a principal in nearly all of its transactions, providing corporate finance, financial risk management and investment solutions to a wide array of counterparties, including banks and investment banks, pension funds, corporations, foundations and endowments, insurance companies, hedge funds, money managers, high-net-worth individuals, municipalities, sovereigns and supranational entities.

From offices in the world's leading financial centers, AIGFP focuses on a variety of over-the-counter derivative and structured finance transactions, and has an established track record of developing innovative financial products involving rates, currencies, commodities, energy, credit and equities. This is consistent with AIGFP's



Established in 1995, AIG Consumer Finance Group, Inc. (CFG) now has four million customers worldwide, offering products that include personal loans, auto loans, credit cards, sales finance and mortgages. 2007 was both a year of organic growth and global expansion. CFG made several strategic acquisitions, added branches and introduced products in many key markets, including Poland, where the credit card business shows significant potential (pictured, the Market Square in Kraków city center).

ILFC—Revenues by Region

Total = $4.7 billion



○ Europe	44.9%
○ Asia and the Pacific	26.8%
● United States and Canada	11.7%
● Africa/Middle East	11.5%
● Latin America	5.1%

strategy of focusing on products with higher margin opportunities and moving away from markets where profit margins have narrowed.

A key attribute that differentiates AIGFP from its peers is its ability to commit significant amounts of its own capital—depending on the opportunity arising from a particular investment—at different levels of a company's debt and equity capital structure. AIGFP has demonstrated this capability in its energy and infrastructure investments, both as a single investor and in partnership with other investors.

The firm is also a major investor in a wide array of debt and equity securities. As an innovator in the commodity and commodity index markets, AIGFP played an instrumental role in attracting the investing public's interest in commodities as an alternative asset class. AIGFP is increasingly concentrating on developing enhanced investment products as the demand for commodities continues to grow in global markets.

As a result of the severe disruption in the U.S. residential mortgage and credit markets that accelerated during the fourth quarter of 2007, AIGFP recognized unrealized market valuation losses of more than $11 billion on its credit default swap portfolio written principally on the super senior tranches of multisector collateralized debt obligations. Based upon its most current analysis, AIG believes any losses that are realized over time on this super senior credit default swap portfolio will not be material to AIG's consolidated financial condition, although it is possible that realized losses could be material to AIG's consolidated results of operations for an individual reporting period.

American General Finance, Inc. (AGF), one of the largest consumer finance organizations in the United States, is a lender and originator of real estate and non-real estate loans, and retail sales finance receivables. The company has been lending for more than 80 years and serves approximately two million customers.

Disciplined underwriting, conservative lending standards and a mortgage portfolio of primarily fixed-rate loans enabled AGF to manage its residential mortgage credit risks well during 2007, compared to many lenders that have now withdrawn from the market. AGF has the experience to manage its business through credit cycles and is well-positioned to take advantage of opportunities to meet consumer borrowing needs. In January 2008, AGF announced the acquisition of more than $1.49 billion of consumer finance receivables from a bank-owned competitor.

In 2007, AGF also added 65 new offices, which brought its core network to more than 1,600 branches in 45 states, Puerto Rico and the U.S. Virgin Islands; extended its operations into the U.K.; grew the number of retail merchant relationships to more than 31,000; and increased its total lending of non-real estate and branch-based retail sales finance products.

In 2007, the **AIG Consumer Finance Group, Inc. (CFG)** loan portfolio reached record levels, ending the year at $4.8 billion and generating strong growth in revenues. However, the increase in revenues was offset by increased expenses related to organic branch expansion efforts, acquisitions, as well as product promotion and development costs. The overall credit quality of the CFG loan portfolio has remained stable despite the contraction in consumer credit experienced in Taiwan, which impacted CFG's credit card profits.

CFG achieved record earnings in Poland as receivables registered high growth. Market strategy in Poland was focused on growing the credit card business and expanding the personal loan branch system. The personal branch system was also the driving force behind the success in Mexico, where 22 new branches were opened. CFG operations in Argentina reported another year of strong receivables growth. Two new acquisitions were completed in India, which provide a platform for building a consumer finance franchise.

Additionally, the purchase of a branch-based consumer finance business in Thailand positioned CFG to significantly expand its distribution channels by adding approximately 130 up country branches. CFG continues to research and explore opportunities to expand its geographic presence in emerging and developing countries throughout the world.

Imperial A.I. Credit Companies, Inc., the largest financer of insurance premiums in North America, continued to grow its high-net-worth life insurance financing business in 2007. It implemented new marketing initiatives to grow the agent/broker distribution partner network and differentiate its brand positioning from competitors.

Among Imperial A.I. Credit's major Deliver the Firm strategic initiatives in 2007 were new account opportunities and cross-introductions to regional agent/brokers through the Domestic Brokerage Group and new loan business activities in excess of $70 million from leads that came from AIG's Office of the Customer.

Financial Services Operating Income (Loss)(a)

(billions of dollars)



1.3
2.1
4.4
0.4
(9.5)
2003
2004
2005
2006
2007
(b)

(a) Includes gains (losses) from hedging activities that do not qualify for hedge accounting under FAS 133. In addition, fluctuations in operating income from period to period are not unusual because of the transaction-oriented nature of Capital Markets operations.

(b) In 2007, operating income (loss) includes an unrealized market valuation loss of $11.5 billion on AIGFP's super senior credit default swap portfolio and an other-than-temporary impairment charge of $643 million on AIGFP's available-for-sale investment securities.

REVIEW OF OPERATIONS—ASSET MANAGEMENT

AIG's Asset Management group manages institutional and individual money, in addition to AIG insurance company invested assets. These businesses include retail mutual funds, broker-dealer services, private banking and spread-based investment businesses.

Asset Management Financial Results

(in millions)	2007	2006
Revenues[a]	**$5,625**	$4,543
Operating income excluding net realized capital gains (losses)	**2,164**	1,663
Net realized capital gains (losses)	**(1,000)**	(125)
Total operating income	**1,164**	1,538

(a) Includes net realized capital gains (losses).

Asset Management operating income declined in 2007, compared to 2006, primarily due to net realized capital losses related to foreign exchange, interest rate and credit-related mark-to-market losses and other-than-temporary impairment charges on fixed income investments, partially offset by a gain on the sale of a portion of AIG's investment in Blackstone Group, L.P., in connection with its initial public offering.

AIG Investments, one of the world's leading asset managers, saw record growth in assets under management in 2007 to more than $766 billion, including AIG and non-affiliated client assets, primarily driven by a robust and diverse product lineup. Non-affiliated client assets grew 26 percent to $94.2 billion from the year-earlier period.

Previously known as AIG Global Investment Group, AIG Investments adopted its new name in 2007. The business' brand platform, *Investor to Investor*, remains unchanged, representing AIG Investments' alignment of interests with clients.

AIG Investments expanded its global presence in both developed and emerging markets. With offices in 45 cities around the world, the newest being in Dubai and Kampala, Uganda's capital, it has more than 2,500 employees serving the needs of institutional, high-net-worth and individual clients in traditional and alternative asset classes, and private banking.

Fundamental research, careful evaluation of the risk-reward equation, a diversified portfolio of asset classes, prudent risk management to preserve capital and disciplined investment for the long term—values that conform to AIG's overall business principles—all distinguish AIG Investments in the marketplace.

A major thrust in 2007 was a continuation of AIG Investments' sustainability initiative. The initiative recognizes the risks and opportunities represented by environmental, social and governance (ESG) factors, and consideration of these factors is now an integral part of investment analysis across all asset classes.

New strategies and expanded capabilities brought a wider range of opportunities across all asset classes to clients throughout the Americas, Europe, Asia Pacific and, more recently, Australia. In 2007, AIG Investments opened an asset management company in India and launched three new mutual funds there. AIG Investments India now joins three existing Asian companies serving individual investors in China (AIG Huatai), the Philippines (Philam Asset Management, Inc.) and Taiwan.

AIG Investments closed its largest private equity fund ever, AIG Highstar Capital III, L.P., at $3.5 billion—nearly twice the amount of its initial target. 2007 was a busy year for alternative investments across the board, with three private equity fund closings, including AIG Asian Opportunity Fund II, L.P.; AIG Private Equity Portfolio IV, L.P.; AIG New Europe Fund II, L.P.; and significant deal activity in the United States, Central and Eastern Europe, Latin America, and Greater China and India. Rigorous focus on risk management across the board helped the hedge fund of funds avoid problems witnessed in the credit markets impacting many hedge fund strategies. As a result, hedge fund strategies now total more than $9 billion in affiliated and non-affiliated assets under management.

The listed equity business performed well in 2007. The Global Emerging Markets strategy delivered strong long-term performance, which led to several substantial mandates from new clients. International equity products also delivered robust performance, specifically the International Small Cap portfolio, which was closed to new clients when assets reached capacity. A successor strategy, International Small-Mid Cap, was subsequently launched in 2007.

AIG Investments' focused approach to active risk management addressed the ongoing turbulence in the credit markets and continues to create opportunities. AIG Investments attracted more than $5.5 billion in new fixed income assets, as high yield, leveraged loans and emerging market bonds, to name a few strategies, have performed well over the long term.

During 2007, **AIG Global Real Estate (AIGGRE)** continued to grow its global investment and development platforms. Equity under management grew to more than $23 billion, and over $4.3 billion has been raised to date for its fund business.

AIGGRE pursued and completed new transactions in emerging markets, including Latin America, Eastern Europe, India and other countries in Asia, and closed on a portfolio of 86 apartment properties comprising nearly 17,000 units in the northeastern United States, one of its largest real estate transactions. Excavation also began for the International Finance Centre Seoul in South Korea. This 5.4 million-square-foot mixed-use project features many significant sustainable design elements, including co-generation, rainwater harvesting and recharging stations for electric cars.

AIG Investments—Revenues*



Alternative Investments 23.9%
Real Estate 23.2%
Fixed Income 22.2%
Private Banking 13.5%
Equities 10.1%
Securities Lending 3.3%
Other 3.8%

* Includes AIG Investments, AIG Global Real Estate and AIG Private Bank; excludes warehoused investments.


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ВИСОКОСКОРОСТЕН ИНТЕРНЕТ

AIG Investments acquired a 94 percent stake in Bulgarian Telecommunications Company from Viva Ventures Holding GmbH and certain minority shareholders in 2007. The acquisition is one of the largest take-private transactions in Bulgaria, and demonstrates AIG's long-term commitment to investing in emerging Eastern European markets.

AIGGRE was named "Developer of the Year" in the office category by the Georgia chapter of the National Association of Industrial and Office Properties, an award that acknowledged its mixed-use Atlantic Station project in Atlanta and achievements in environmental innovation and community involvement. In addition, AIG Tower, a recent AIGGRE development in Hong Kong, was recognized with the prestigious People's Choice Award in the architecture category.

AIG Private Bank Ltd., based in Zurich, specializes in providing comprehensive asset management and private banking services to a worldwide clientele. The bank performed satisfactorily in 2007 while it continued to expand its global wealth management business. It established an office in Taipei to provide wealth management products and services in Taiwan through Nan Shan Life Insurance Company's agency force. AIG Private Bank also signed a joint venture agreement with Bank Sarasin & Co. Limited to form a new Swiss bank that will cater to retail banking customers of both entities.

AIG SunAmerica Asset Management Corp. (AIG SAAMCo) manages and/or administers over $55 billion in retail mutual funds and investment options in AIG SunAmerica and AIG Retirement (formerly branded as AIG VALIC) variable annuities sold to individuals and groups throughout the United States.

In 2007, AIG SunAmerica continued to demonstrate strong investment performance across several asset classes, stemming from its strategy to expand its internal portfolio manager investment team and sub-advisory platform. It was recognized with strong rankings in *Barron's* "Fund Family Rankings" published in February 2008. Delivering consistent performance across several investment disciplines is AIG SunAmerica's primary focus as it expands its product offerings to meet the needs of baby boomers nearing retirement. AIG SAAMCo also continued to enhance its market positioning with value-added programs, such as Retirement Income Strategy. This comprehensive tool assists financial advisors nationwide in helping clients plan for both accumulation and distribution of assets in retirement.

The AIG Advisor Group, Inc., the nation's largest independent broker-dealer network, achieved record operating income, revenues and assets under management in 2007. Assets under management for fee-based advisors surpassed $40 billion, reflecting the network's success in responding to the growing need for professional money management services. The AIG Advisor Group introduced a series of innovative financial products developed by AIG member companies for the nearly 8,000 affiliated financial advisors in the network, including specialty risk management solutions for high-net-worth clients and a comprehensive liability management program.

The broker-dealer network also implemented a strategic realignment of its core business services to accelerate the delivery of technology support, independent product research and business-building programs. All of these initiatives are designed to strengthen relationships between financial advisors and their clients.

Asset Management Operating Income
(billions of dollars)


0.5
1.9
2.0
1.5
1.2
2003
2004
2005
2006
2007

AIG's cash and invested assets totaled $862.49 billion at year-end 2007, compared to $801.94 billion at year-end 2006, an increase of 7.6 percent. Of AIG's total cash and invested assets, 15.0 percent was derived from General Insurance operations, 54.5 percent from Life Insurance & Retirement Services operations, 21.1 percent from Financial Services operations, 8.4 percent from Asset Management operations and 1.0 percent from other sources.

General Insurance net investment income grew 7.7 percent in 2007 to $6.13 billion. Total General Insurance cash and invested assets amounted to $129.79 billion at year end, an increase of 11.8 percent over year-end 2006. Life Insurance & Retirement Services net investment income increased 11.6 percent to $22.34 billion. Life Insurance & Retirement Services cash and invested assets were $470.51 billion at year end, an increase of 9.7 percent over year-end 2006.

Asset Management cash and invested assets amounted to $72.04 billion at year end. The majority of these assets relate to guaranteed investment contracts (GICs) or obligations issued pursuant to AIG's Matched Investment Program (MIP). The GIC portfolio continues to run off, and the MIP has replaced the GIC program as AIG's principal institutional spread-based investment activity. The MIP program demonstrated good growth in 2007.

Investment strategies are tailored to the specific business needs of each operating unit based on considerations that include the realities of the local market, liability duration and cash flow characteristics, rating agency and regulatory capital considerations, legal investment limitations, tax optimization, diversification and other risk control considerations. Overall, these strategies are intended to produce a reasonably stable and predictable return throughout the economic cycle, without undue risk or volatility.

Domestic General Insurance portfolios consist principally of highly rated tax-exempt municipal bonds, together with a modest—about 15 percent—allocation to public and private equity, hedge fund and other partnership investments. Foreign General Insurance assets are primarily invested in a mix of high-quality taxable bonds, but also include a modest allocation to public and private equities.

For Domestic Life Insurance & Retirement Services and Asset Management companies, the portfolios consist principally of investment grade corporate debt securities and highly rated mortgage-backed and asset-backed securities. In addition, a small allocation—normally about 10 percent—is made to other, more volatile but potentially higher-yielding investments, including high-yield, distressed and emerging market bonds; public and private equity securities; hedge funds; real estate; and other investments having equity-like risks and expected returns. The modestly higher concentration of such higher risk assets in the Asset Management segment reflects both the historical focus on such assets in

Consolidated Bond Portfolio Ratings*



AAA 38%
AA 28%
A 18%
BBB 11%
Lower 4%
Non-rated 1%

*Excluding AIGFP.

AIG SunAmerica's portfolio, as well as the concentration of such assets within AIG's asset management business, reflecting both AIG's interest in sponsored investment products, as well as the impact of consolidation of certain such products on AIG's balance sheet.

Foreign Life Insurance & Retirement Services portfolios, other than those that are dollar-denominated, are generally concentrated in local sovereign and other high-quality (in the context of the local market) bonds matched as nearly as possible to the liability characteristics of the business. Due to the limited or nonexistent supply of long-dated maturities in certain markets, as well as the very long duration of traditional life products, asset durations tend to be somewhat short in many non-U.S. jurisdictions relative to liability durations. Exposure to corporate credit (other than those entities that are government related) in non-dollar portfolios is limited outside of Western Europe, due to the generally fewer number of corporate issuers in many of the markets in which AIG operates, or, in the case of Japan, due to the absence of a significant spread differential between sovereign and high-quality non-sovereign debt.

As markets mature and corporate issuance of debt becomes more common, the amount of corporate credit positions in non-Western portfolios is expected to increase. In jurisdictions with limited long-dated bond markets, equities are used to extend the effective duration of investment portfolios. In addition, foreign exchange positions are employed to diversify risk and enhance yield in certain markets with very low domestic interest rate curves, such as Japan and Taiwan. Such foreign exchange positions in both Taiwan and Japan consisted predominantly of high-quality fixed income investments denominated in developed or newly industrialized currencies, as defined by the International Monetary Fund and the World Bank.

Assets supporting GICs are invested similarly to other Domestic Life Insurance & Retirement Services and Asset Management portfolios, with particular attention given to aligning the maturity profile of assets and liabilities. As the overall maturity profile is somewhat shorter than that of traditional life products, heavier use is made of asset-backed and floating rate investments.

For both Life Insurance & Retirement Services and General Insurance companies, allocation to equities is intended to provide an economic hedge against the potential risks associated with inflation and changing interest rates, as well as the potential for superior long-term performance in funding liabilities for which there are no, or very limited, fixed income alternatives.

Financial Services cash and invested assets amounted to $181.77 billion at year end, of which $102.10 billion, or 56.2 percent, related to Capital Markets operations. The majority of Capital Markets assets represent the investment of proceeds from the issuance of guaranteed investment agreements, notes and other bonds in short- and medium-term securities of high credit quality. Aircraft owned by ILFC for lease to commercial airlines around the world is the other principal component of Financial Services cash and invested assets. At year end, the net book value of the fleet totaled $41.98 billion.

Within the fixed income credit portfolios, AIG Investments conducts rigorous and thorough independent credit analyses, and follows policies of extensive diversification and active management. Portfolios of mortgage-backed securities and related asset classes are actively managed to mitigate prepayment risk. In addition, in some circumstances, derivatives are used to mitigate "tail" risk associated with very rapid interest rate shifts.

The global appetite for risk assets changed significantly in 2007, compared with the three preceding years, as growing concern about the U.S. housing market's valuation led to a sharp reduction in risk appetite among investors for non-agency housing-related debt.

Composition of Consolidated Cash and Invested Assets at December 31, 2007

Total = $862.5 billion



Taxable Fixed Maturities	43%
Other Financial Services Assets	14%
Tax-exempt Fixed Maturities	7%
Cash and Other Short-Term Securities	6%
Flight Equipment	5%
Equity Securities	5%
Mortgage and Other Loans Receivable, and Real Estate	4%
Other Investments	16%

This risk aversion, in turn, pressured credit spreads generally, with particular impact on financial institutions. Thus, while default levels remained near historic lows, credit-oriented fixed income investments generally underperformed treasury securities with similar durations.

Dislocation followed through into the equity markets, which ended the year substantially lower than their October 2007 highs. As 2008 began, the global sell-off in equities continued, and a growing global perception of a slowdown in the U.S. economy led to weaknesses in most global equity markets. In addition, transaction volume fell sharply in private equity in the latter half of 2007, as both risk appetites and availability of financing shrank dramatically.

(in millions) December 31, 2007	General Insurance	Life Insurance & Retirement Services	Financial Services	Asset Management	Other	Total	Percent of Total
Cash and Invested Assets:							
Fixed maturities	$ 95,412	$304,111	$ 1,400	$28,012	$ —	$428,935	49.7%
Equity securities	7,805	33,119	8	638	76	41,646	4.8
Mortgage and other loans receivable	13	24,851	1,365	7,442	56	33,727	3.9
Securities lending invested collateral	5,031	57,471	148	13,012		75,662	8.8
Other invested assets	11,895	19,015	3,663	17,261	6,989	58,823	6.8
Flight equipment	—	—	41,984	—	—	41,984	4.9
Finance receivables	—	5	31,229	—	—	31,234	3.6
Trade receivables	—	—	6,467	—	—	6,467	0.8
Unrealized gain (loss) on swaps, options and forward transactions	—	—	17,134	—	(692)	16,442	1.9
Securities available for sale	—	—	40,305	—	—	40,305	4.7
Trading securities	—	—	4,197	—	—	4,197	0.5
Securities purchased under agreements to resell	—	—	20,950	—	—	20,950	2.4
Investment income due and accrued	1,431	4,728	29	401	(2)	6,587	0.8
Real estate	349	976	17	89	231	1,662	0.2
Other, including short-term investments, cash and spot commodities	7,853	26,236	12,876	5,188	1,720	53,873	6.2
Total	$129,789	$470,512	$181,772	$72,043	$8,378	$862,494	100.0%

RECONCILIATION IN ACCORDANCE WITH REGULATION G

Regulation G, promulgated by the Securities and Exchange Commission, requires a reconciliation of each non-GAAP financial measure used in this Annual Report to the comparable GAAP figure. Such reconciliations are set forth below, in the Five Year Summary of Consolidated Operations on page 43 and throughout this Annual Report. AIG presents its operations in the way it believes will be most meaningful and useful, as well as most transparent, to the investing public and others who use AIG's financial information in evaluating the performance of AIG.

(in millions, except ratios) **Years Ended December 31,**	**2007**	2006	2005
General Insurance revenues:			
Net premiums earned	**$ 45,682**	$ 43,451	$ 40,809
Net investment income	**6,132**	5,696	4,031
Net realized capital gains (losses)	**(106)**	59	334
Total	**$ 51,708**	$ 49,206	$ 45,174
General Insurance operating income	**$ 10,526**	$ 10,412	$ 2,315
Net realized capital gains (losses)	**(106)**	59	334
General Insurance operating income excluding net realized capital gains (losses)	**10,632**	10,353	1,981
Current year catastrophe-related losses	**(276)**	—	(2,888)
Change in estimate for asbestos and environmental reserves	**—**	(198)	(873)
Reserve charge	**—**	—	(1,824)
General Insurance operating income excluding net realized capital gains (losses), current year catastrophe-related losses, change in estimate for asbestos and environmental reserves, and reserve charge	**$ 10,908**	$ 10,551	$ 7,566
General Insurance combined ratio	**90.33**	89.06	104.69
Current year catastrophe-related losses	**0.60**	—	7.06
Change in estimate for asbestos and environmental reserves	**—**	0.46	2.14
Reserve charge	**—**	—	4.47
General Insurance combined ratio, excluding current year catastrophe-related losses, change in estimate for asbestos and environmental reserves, and reserve charge	**89.73**	88.60	91.02
Life Insurance & Retirement Services revenues:			
Premiums and other considerations	**$ 33,627**	$ 30,766	$ 29,501
Net investment income	**22,341**	20,024	18,677
Net realized capital gains (losses)	**(2,398)**	88	(158)
Total	**$ 53,570**	$ 50,878	$ 48,020
Life Insurance & Retirement Services premiums:			
Premiums and other considerations	**$ 33,627**	$ 30,766	$ 29,501
Deposits and other considerations not included in revenues under GAAP	**59,103**	50,241	46,221
Premiums, deposits and other considerations	**$ 92,730**	$ 81,007	$ 75,722
Life Insurance & Retirement Services operating income	**$ 8,186**	$ 10,121	$ 8,965
Net realized capital gains (losses)	**(2,398)**	88	(158)
Life Insurance & Retirement Services operating income excluding net realized capital gains (losses)	**$ 10,584**	$ 10,033	$ 9,123
Financial Services operating income (loss)	**$ (9,515)**	$ 383	$ 4,424
Net realized capital gains (losses) and Capital Markets other-than-temporary impairments	**(743)**	(133)	154
FAS 133 gains (losses)	**211**	(1,822)	2,014
Financial Services operating income (loss) excluding FAS 133 gains (losses), net realized capital gains (losses) and Capital Markets other-than-temporary impairments	**$ (8,983)**	$ 2,338	$ 2,256
Asset Management operating income	**$ 1,164**	$ 1,538	$ 1,963
Net realized capital gains (losses)	**(1,000)**	(125)	82
Asset Management operating income before net realized capital gains (losses)	**$ 2,164**	$ 1,663	$ 1,881
Consolidated:			
Net income	**$ 6,200**	$ 14,048	$ 10,477
Net realized capital gains (losses) and Capital Markets other-than-temporary impairment, net of tax	**(2,804)**	33	201
FAS 133 gains (losses), excluding net realized capital gains (losses), net of tax	**(304)**	(1,424)	1,530
Cumulative effect of accounting changes, net of tax	**—**	34	—
Adjusted net income	**$ 9,308**	$ 15,405	$ 8,746

FIVE YEAR SUMMARY OF CONSOLIDATED OPERATIONS*

(in millions) Years Ended December 31,	2007	2006[a]	2005[a]	2004[a]	2003[a]	Compound Annual Growth Rate 2003-2007
General Insurance operations:						
Gross premiums written	**$58,798**	$56,280	$52,725	$52,046	$46,938	5.8%
Net premiums written	**47,067**	44,866	41,872	40,623	35,031	7.7
Net premiums earned	**45,682**	43,451	40,809	38,537	31,306	9.9
Underwriting profit (loss)[b][c]	**4,500**	4,657	(2,050)	(247)	1,975	22.9
Net investment income[d]	**6,132**	5,696	4,031	3,196	2,566	24.3
Operating income before net realized capital gains (losses)	**10,632**	10,353	1,981	2,949	4,541	23.7
Net realized capital gains (losses)	**(106)**	59	334	228	(39)	—
General Insurance operating income[b][c][d]	**10,526**	10,412	2,315	3,177	4,502	23.7
Life Insurance & Retirement Services operations:						
Premiums and other considerations	**33,627**	30,766	29,501	28,167	23,568	9.3
Net investment income[d]	**22,341**	20,024	18,677	15,654	13,278	13.9
Operating income before net realized capital gains (losses)	**10,584**	10,033	9,123	7,923	6,608	12.5
Net realized capital gains (losses)[e]	**(2,398)**	88	(158)	45	362	—
Life Insurance & Retirement Services operating income[d][e]	**8,186**	10,121	8,965	7,968	6,970	4.1
Financial Services operating income (loss), excluding net realized capital gains (losses)[f][g]	**(8,983)**	2,338	2,256	2,298	2,189	—
FAS 133 gains (losses)	**211**	(1,822)	2,014	(122)	(1,010)	—
Net realized capital gains (losses)	**(100)**	(133)	154	(45)	123	—
Capital Markets other-than-temporary impairments	**(643)**	—	—	—	—	—
Financial Services operating income (loss)[f][g]	**(9,515)**	383	4,424	2,131	1,302	—
Asset Management operating income, excluding net realized capital gains (losses)	**2,164**	1,663	1,881	1,887	1,275	14.1
Net realized capital gains (losses)	**(1,000)**	(125)	82	60	(754)	7.3
Asset Management operating income	**1,164**	1,538	1,963	1,947	521	22.3
Other Operations before net realized capital gains (losses)[h]	**(1,731)**	(1,398)	(3,034)	(651)	(915)	—
Other Operations net realized capital gains (losses)	**(409)**	(37)	269	78	(473)	—
Consolidation and elimination adjustments	**722**	668	311	195	—	—
Income before income taxes, minority interest and cumulative effect of accounting changes[d][i]	**8,943**	21,687	15,213	14,845	11,907	(6.9)
Income taxes	**1,455**	6,537	4,258	4,407	3,556	—
Income before minority interest and cumulative effect of accounting changes	**7,488**	15,150	10,955	10,438	8,351	(2.7)
Minority interest	**(1,288)**	(1,136)	(478)	(455)	(252)	—
Cumulative effect of accounting changes	**—**	34	—	(144)	9	—
Net income	**$ 6,200**	$14,048	$10,477	$ 9,839	$ 8,108	(6.5)%

* Includes reconciliation of certain non-GAAP financial measures in accordance with SEC Regulation G.

(a) Certain reclassifications have been made to prior period amounts to conform to the current period presentation.

(b) Includes current year catastrophe-related losses of $276 million, $2.89 billion and $1.05 billion in 2007, 2005 and 2004, respectively. There were no significant catastrophe-related losses in 2006 or 2003.

(c) Operating income was reduced by fourth quarter charges of $1.8 billion and $850 million in 2005 and 2004, respectively, resulting from the annual review of General Insurance reserves. In 2006, 2005 and 2004, changes in estimates for asbestos and environmental reserves were $198 million, $873 million and $850 million, respectively.

(d) In 2006, includes effect of out of period adjustments related to the accounting for certain interests in UCITS. The effect was an increase of $490 million in operating income for General Insurance and an increase of $169 million in operating income for Life Insurance & Retirement Services.

(e) In 2007, 2006, 2005, 2004 and 2003, includes other-than-temporary impairment charges of $2.8 billion, $641 million, $425 million, $441 million and $1.2 billion, respectively.

(f) These amounts result primarily from interest rate and foreign currency derivatives that are effective economic hedges of investments and borrowings. These gains (losses) in 2007 include a $380 million out of period charge to reverse net gains recognized on transfers of available-for-sale securities among legal entities consolidated within AIGFP. In 2006, includes an out of period charge of $223 million related to the remediation of the material weakness in internal control over the accounting for certain derivative transactions under FAS 133. In the first quarter of 2007, AIGFP began applying hedge accounting for certain of its interest rate swaps and foreign currency forward contracts, hedging its investments and borrowings.

(g) In 2007, includes an unrealized market valuation loss of $11.5 billion on AIGFP's super senior credit default swap portfolio.

(h) In 2005, includes $1.6 billion of regulatory settlement costs.

(i) In 2007, 2006, 2005, 2004 and 2003, includes other-than-temporary impairment charges of $4.7 billion, $944 million, $598 million, $684 million and $1.5 billion, respectively. Also includes gains (losses) from hedging activities that did not qualify for hedge accounting treatment under FAS 133, including the related foreign exchange gains and losses. In 2007, 2006, 2005, 2004 and 2003, the effect was $(1.44) billion, $(1.87) billion, $2.02 billion, $671 million and $(1.22) billion in operating income, respectively. These amounts result primarily from interest rate and foreign currency derivatives that are effective economic hedges of investments and borrowings.

FIVE YEAR SUMMARY OF SELECTED FINANCIAL INFORMATION

(in millions, except ratios) **Years Ended/As of December 31,**	**2007**	2006	2005	2004	2003	Compound Annual Growth Rate 2003–2007
Balance Sheet Data:						
Total cash and invested assets[a]	**$ 862,494**	$801,941	$691,767	$649,825	$528,550	13.0%
Total assets	**1,060,505**	979,410	853,048	801,007	675,602	11.9
Total General Insurance reserves[b]	**69,288**	62,630	57,476	47,254	36,228	17.6
Total liabilities	**964,604**	877,542	766,545	721,135	606,180	12.3
Total shareholders' equity	**95,801**	101,677	86,317	79,673	69,230	8.5
Income Statement Data:						
Revenues[c][d][e]	**$ 110,064**	$113,387	$108,781	$ 97,823	$ 79,601	8.4%
Net income	**6,200**	14,048	10,477	9,839	8,108	(6.5)
Loss ratio	**65.63**	64.56	81.09	78.78	73.06	
Expense ratio	**24.70**	24.50	23.60	21.52	19.62	
Combined ratio[f]	**90.33**	89.06	104.69	100.30	92.68	

(a) Refer to the table on page 41 of this report for the composition of total cash and invested assets.
(b) Represents consolidated General Insurance net reserves for losses and loss expenses.
(c) 2007 revenues include an unrealized market valuation loss of $11.5 billion on AIGFP's super senior credit default swap portfolio. See Management's Discussion and Analysis of Financial Condition and Results of Operations—Invested Assets—Other-Than-Temporary Impairments.
(d) 2007, 2006, 2005, 2004 and 2003 include other-than-temporary impairment charges of $4.7 billion, $944 million, $598 million, $684 million and $1.5 billion, respectively. Also includes gains (losses) from hedging that did not qualify for hedge accounting treatment under FAS 133, including the related foreign exchange gains and losses. In 2007, 2006, 2005, 2004 and 2003, the effect on revenues was $(1.44) billion, $(1.87) billion, $2.02 billion, $385 million and $(1.50) billion, respectively. These amounts result primarily from interest rate and foreign currency derivatives that are effective economic hedges of investments and borrowings.
(e) Represents the sum of General Insurance net premiums earned and net investment income; Life Insurance & Retirement Services premiums and other considerations, and net investment income; Financial Services interest, net realized and unrealized gains (losses), and lease and finance charges; Asset Management investment income from spread-based products and management, advisory and incentive fees; and net realized capital gains (losses).
(f) In 2007, 2006, 2005, 2004 and 2003, the combined ratios excluding catastrophe losses, reserve charges and the change in estimate for asbestos and environmental exposures, were 89.73, 88.60, 91.02, 95.35 and 92.41, respectively.

General Insurance Net Premiums Written
(index factor)


AIG
Industry*
1.4
1.3
1.2
1.1
1.0
1.34
1.14
2003
2004
2005
2006
2007

* Industry represents U.S. stock companies, 2007 estimated.
Industry sources: Fox-Pitt, Kelton Inc. and Best's Aggregates & Averages.

General Insurance Reserves For Losses and Loss Expenses
(index factor)


AIG
Industry*
2.00
1.75
1.50
1.25
1.00
1.92
1.30
2003
2004
2005
2006
2007

* Industry represents U.S. stock companies, 2007 estimated.
Industry sources: Fox-Pitt, Kelton Inc. and Best's Aggregates & Averages.

General Insurance Combined Loss and Expense Ratio
(after dividend to policyholders)


AIG
Industry*
110
105
100
95
90
85
94.50
90.33
2003
2004 (a)
2005 (b)
2006
2007

* Industry represents U.S. stock companies, 2007 estimated.
Industry sources: Fox-Pitt, Kelton Inc. and Best's Aggregates & Averages.
A combined ratio of less than 100 reflects an underwriting profit.
(a) 2004 includes a charge of $850 million attributable to the change in estimate for asbestos and environmental exposures and $850 million for the fourth quarter charge resulting from the annual review of reserves.
(b) 2005 includes a charge of $873 million attributable to the change in estimate for asbestos and environmental exposures and $1.8 billion for the fourth quarter charge resulting from the annual review of reserves.

(in millions, except per share amounts and ratios) **Years Ended/As of December 31,**	**2007**	2006	2005	2004	2003	Compound Annual Growth Rate 2003–2007
Return on Equity (ROE):[(a)]						
ROE, GAAP basis	**6.09%**	15.26%	12.34%	13.27%	12.54%	
Per Common Share Data:						
Net income						
Basic	**$ 2.40**	$ 5.39	$ 4.03	$ 3.77	$ 3.10	(6.2)%
Diluted	**2.39**	5.36	3.99	3.73	3.07	(6.1)
Cash dividend	**0.77**	.65	.63	.29	.24	33.8
Book value	**37.87**	39.09	33.24	30.69	26.54	9.3
Market price	**58.30**	71.66	68.23	65.67	66.28	(3.2)
Market capitalization at December 31[(b)]	**$ 147,475**	$ 186,402	$ 177,169	$ 170,507	$ 172,888	(3.9)%

(a) Return on equity (ROE) is net income, expressed as a percentage of average shareholders' equity.

(b) Market capitalization is based on the number of AIG shares outstanding multiplied by the closing price per share at December 31 on the New York Stock Exchange.

Return on Equity
(percent)


12.54
13.27
12.34
15.26
6.09
2003
2004
2005
2006
2007

Dividends Per Common Share
(dollars)


0.24
0.29
0.63
0.65
0.77
2003
2004
2005
2006
2007

Market Capitalization at December 31
(billions of dollars)


172.9
170.5
177.2
186.4
147.5
2003
2004
2005
2006
2007

SUPPLEMENTAL FINANCIAL INFORMATION

(in millions, except ratios) Years Ended December 31,	Consolidated[a] 2007	2006
General Insurance Operating Results		
Gross premiums written	**$ 58,798**	$ 56,280
Net premiums written	**47,067**	44,866
Net premiums earned	**45,682**	43,451
Underwriting profit (loss)	**4,500**	4,657
Net investment income	**6,132**	5,696
Operating income (loss) before net realized capital gains (losses)	**10,632**	10,353
Net realized capital gains (losses)	**(106)**	59
Operating income (loss)	**$ 10,526**	$ 10,412
Combined ratio	**90.33**	89.06

(a) Consolidated column may not equal the sum of individual group totals due to consolidating adjustments.

(in millions) Years Ended December 31,	2007 Net Premiums Written	2007 Percent of Total	2006 Net Premiums Written	2006 Percent of Total
General Insurance Net Premiums Written				
Domestic Brokerage Group	**$ 24,112**	**51.3%**	$ 24,312	54.2%
Foreign General	**13,051**	**27.7**	11,401	25.4
Domestic Personal Lines	**4,808**	**10.2**	4,654	10.4
Transatlantic	**3,953**	**8.4**	3,633	8.1
Mortgage Guaranty (UGC)	**1,143**	**2.4**	866	1.9
Total	**$ 47,067**	**100.0%**	$ 44,866	100.0%

General Insurance Net Premiums Written

Total = $47.1 billion



Domestic Brokerage Group	51.3%
Foreign General	27.7%
Personal Lines	10.2%
Transatlantic	8.4%
Mortgage Guaranty	2.4%

General Insurance Premiums Written

(billions of dollars)


46.9
35.0
2003
52.0
40.6
2004
52.7
41.9
2005
56.3
44.9
2006
58.8
47.1
2007
Gross Premiums Written
Net Premiums Written

Domestic Brokerage Group		Domestic Personal Lines		Mortgage Guaranty (UGC)		Transatlantic		Foreign General	
2007	2006	**2007**	2006	**2007**	2006	**2007**	2006	**2007**	2006
$31,759	$31,584	**$5,025**	$4,821	**$1,374**	$1,065	**$4,284**	$3,983	**$19,778**	$17,525
24,112	24,312	**4,808**	4,654	**1,143**	866	**3,953**	3,633	**13,051**	11,401
23,849	23,910	**4,695**	4,645	**886**	740	**3,903**	3,604	**12,349**	10,552
3,501	2,336	**(162)**	206	**(792)**	191	**182**	143	**1,771**	1,781
3,879	3,411	**231**	225	**158**	140	**470**	435	**1,388**	1,484
7,380	5,747	**69**	431	**(634)**	331	**652**	578	**3,159**	3,265
(75)	98	**(2)**	1	**(3)**	(3)	**9**	11	**(22)**	(37)
$ 7,305	$ 5,845	**$ 67**	$ 432	**$ (637)**	$ 328	**$ 661**	$ 589	**$ 3,137**	$ 3,228
85.52	89.96	**103.46**	95.56	**189.78**	70.62	**95.42**	96.17	**85.51**	82.46

(in millions) **Years Ended December 31,**	**2007** **Underwriting Profit (Loss)**	**Percent of Total**	2006 Underwriting Profit (Loss)	Percent of Total
General Insurance Underwriting Profit (Loss)				
Domestic Brokerage Group	**$3,501**	**77.8%**	$2,336	50.2%
Foreign General	**1,771**	**39.4**	1,781	38.2
Domestic Personal Lines	**(162)**	**(3.6)**	206	4.4
Transatlantic	**182**	**4.0**	143	3.1
Mortgage Guaranty (UGC)	**(792)**	**(17.6)**	191	4.1
Total	**$4,500**	**100.0%**	$4,657	100.0%

General Insurance Operating Income(a)(b)(c)(d)
(billions of dollars)


4.5
3.2
2.3
10.4
10.5
2003
2004
2005
2006
2007

(a) Includes net realized capital gains (losses).
(b) 2007, 2005 and 2004 include current year catastrophe-related losses of $276 million, $2.89 billion and $1.05 billion, respectively. In 2006 and 2003, there were no significant catastrophe-related losses.
(c) In 2005 and 2004, operating income was reduced by $1.8 billion and $850 million, respectively, resulting from the annual fourth quarter review of General Insurance loss and loss adjustment reserves.
(d) 2006, 2005 and 2004 include a change in estimate for asbestos and environmental reserves of $198 million, $873 million and $850 million, respectively.

General Insurance Net Investment Income
(billions of dollars)


2.6
3.2
4.0
5.7
6.1
2003
2004
2005
2006
2007

SUPPLEMENTAL FINANCIAL INFORMATION

(in millions) Years Ended December 31,	Premiums, Deposits and Other Considerations[(a)]		Premiums and Other Considerations		Revenues[(b)]	
	2007	2006	**2007**	2006	**2007**	2006
Domestic Life Insurance & Retirement Services by Major Product						
Life Insurance	**$ 3,281**	$ 3,034	**$2,352**	$2,127	**$ 3,880**	$ 3,504
Home service	**938**	957	**767**	790	**1,407**	1,420
Group life/health	**854**	999	**842**	995	**1,042**	1,208
Payout annuities[(c)]	**2,612**	2,465	**1,820**	1,582	**2,973**	2,586
Individual fixed and run off annuities	**420**	641	**55**	49	**529**	603
Retirement Services						
Group retirement products	**7,531**	6,825	**446**	386	**2,726**	2,665
Individual fixed annuities	**5,085**	5,331	**96**	122	**3,760**	3,703
Individual variable annuities	**4,472**	4,266	**627**	531	**793**	733
Individual annuities—run off[(d)]	**53**	56	**21**	18	**408**	444
Total	**$25,246**	$24,574	**$7,026**	$6,600	**$17,518**	$16,866

(a) Premiums, deposits and other considerations represent aggregate business activity presented on a non-GAAP basis.
(b) Excludes net realized capital gains (losses).
(c) Includes structured settlements, single premium immediate annuities and terminal funding annuities.
(d) Primarily represents run off annuity business sold through discontinued distribution relationships.

Life Insurance & Retirement Services

(billions of dollars)


57.6
23.6
73.1
28.2
75.7
29.5
81.0
30.8
92.7
33.6
2003
2004
2005
2006
2007
Premiums, Deposits and Other Considerations(a)
Premiums and Other Considerations(b)

(a) Represents aggregate business activity presented on a non-GAAP basis.
(b) Includes GAAP premiums and other Life Insurance revenue.

Life Insurance & Retirement Services Operating Income*

(billions of dollars)


6.6
7.9
9.1
10.0
10.6
2003
2004
2005
2006
2007
Domestic
Foreign

* Excludes net realized capital gains (losses).

Domestic Life Insurance—Premiums, Deposits and Other Considerations by Major Product

Total = $8.1 billion


Life Insurance 40.5%
Payout Annuities 32.2%
Home Service 11.6%
Group Life/Health 10.5%
Individual Annuities—Run off 5.2%

Domestic Retirement Services—Premiums, Deposits and Other Considerations by Major Product

Total = $17.1 billion


Group Retirement Products 43.9%
Individual Fixed Annuities 29.7%
Individual Variable Annuities 26.1%
Individual Annuities—Run off 0.3%

SUPPLEMENTAL FINANCIAL INFORMATION

(in millions)	Premiums, Deposits and Other Considerations[(a)]		Premiums and Other Considerations		Revenues[(b)]	
Years Ended December 31,	**2007**	2006	**2007**	2006	**2007**	2006
Foreign Life Insurance & Retirement Services by Major Product						
Life insurance	**$37,754**	$25,403	**$ 16,630**	$ 15,732	**$ 24,103**	$21,669
Personal accident and health	**6,174**	5,606	**6,094**	5,518	**6,448**	5,803
Group products	**4,406**	3,506	**2,979**	2,226	**3,732**	2,874
Retirement services						
Individual fixed annuities	**5,352**	6,998	**438**	400	**2,721**	2,427
Individual variable annuities	**13,798**	14,920	**460**	290	**1,446**	1,151
Total	**$67,484**	$56,433	**$ 26,601**	$ 24,166	**$ 38,450**	$33,924

(a) Premiums, deposits and other considerations represent aggregate business activity presented on a non-GAAP basis.
(b) Excludes net realized capital gains (losses).

Life Insurance & Retirement Services Revenue*
(billions of dollars)


36.8
43.8
48.2
50.8
56.0
2003
2004
2005
2006
2007
Domestic
Foreign

* Excludes net realized capital gains (losses).

Foreign Life Insurance—Premiums, Deposits and Other Considerations by Major Product
Total = $48.3 billion


Life Insurance 78.1%
Personal Accident and Health 12.8%
Group Life/Health 9.1%

Foreign Retirement Services—Premiums, Deposits and Other Considerations by Major Product
Total = $19.2 billion


Individual Variable Annuities 72.1%
Individual Fixed Annuities 27.9%

BOARD OF DIRECTORS



Left to Right:

Marshall A. Cohen
Counsel
Cassels Brock & Blackwell

Former President and
Chief Executive Officer
The Molson Companies Limited

Martin J. Sullivan
President and Chief Executive Officer
American International Group, Inc.

Robert B. Willumstad
Chairman of the Board of Directors
of American International Group, Inc.

Founder and Partner
Brysam Global Partners

Former President and
Chief Operating Officer
Citigroup Inc.

Frank G. Zarb
Senior Advisor and Managing Director
Hellman & Friedman LLC

Former Chairman and
Chief Executive Officer
National Association of Securities
Dealers, Inc. and
The Nasdaq Stock Market, Inc.



Left to Right:

Martin S. Feldstein
Professor of Economics
Harvard University

President and Chief Executive Officer
National Bureau of Economic Research

Stephen L. Hammerman
Retired Vice Chairman
Merrill Lynch & Co., Inc.

Former Deputy Police Commissioner
New York City Police Department

Fred H. Langhammer
Chairman, Global Affairs, and
Former Chief Executive Officer
The Estée Lauder Companies Inc.

Virginia M. Rometty
Senior Vice President
Global Business Services
IBM Corporation



Left to Right:

Stephen F. Bollenbach
Former Co-Chairman and
Chief Executive Officer
Hilton Hotels Corporation

Ellen V. Futter
President
American Museum of Natural History

James F. Orr, III
Chairman of the Board of Trustees
The Rockefeller Foundation

Edmund S.W. Tse
Senior Vice Chairman, Life Insurance
American International Group, Inc.



Left to Right:

George L. Miles, Jr.
President and Chief Executive Officer
WQED Multimedia

Richard C. Holbrooke
Vice Chairman
Perseus LLC

Former United States Ambassador to the
United Nations

Former Vice Chairman
Credit Suisse First Boston

Michael H. Sutton
Consultant

Former Chief Accountant of the
United States Securities and Exchange
Commission

Morris W. Offit
Chairman
Offit Capital Advisors LLC

Founder and Former
Chief Executive Officer, OFFITBANK

CORPORATE DIRECTORY

Executive Officers

Martin J. Sullivan
President and
Chief Executive Officer

Edmund S.W. Tse
Senior Vice Chairman
Life Insurance

Jacob A. Frenkel
Vice Chairman
Global Economic Strategies

Frank G. Wisner
Vice Chairman
External Affairs

Steven J. Bensinger
Executive Vice President and
Chief Financial Officer

Anastasia D. Kelly
Executive Vice President
General Counsel and
Senior Regulatory and
Compliance Officer

Rodney O. Martin, Jr.
Executive Vice President
Life Insurance

Kristian P. Moor
Executive Vice President
Domestic General Insurance

Win J. Neuger
Executive Vice President and
Chief Investment Officer

Robert M. Sandler
Executive Vice President
Domestic Personal Lines

Nicholas C. Walsh
Executive Vice President
Foreign General Insurance

Jay S. Wintrob
Executive Vice President
Retirement Services

William N. Dooley
Senior Vice President
Financial Services

David L. Herzog
Senior Vice President and
Comptroller

Andrew J. Kaslow
Senior Vice President and
Chief Human Resources Officer

Robert E. Lewis
Senior Vice President and
Chief Risk Officer

Brian T. Schreiber
Senior Vice President
Strategic Planning

Corporate Officers

Ronald J. Anderson
Senior Vice President

Nicholas J. Ashooh
Senior Vice President
Communications

Robert W. Clyde
Senior Vice President and
Chairman, President and CEO of
AIG Companies in Japan and Korea

Jerry M. de St. Paer
Senior Vice President
Finance

Frank H. Douglas
Senior Vice President and
Casualty Actuary

L. Oakley Johnson
Senior Vice President
Corporate Affairs

Michael E. Roemer
Senior Vice President and
Director of Internal Audit

Charles R. Schader
Senior Vice President
Claims

Kathleen E. Shannon
Senior Vice President,
Secretary and
Deputy General Counsel

Stephen West
Senior Vice President
Operations & Systems

Richard H. Booth
Vice President

Kathleen Chagnon
Vice President
Deputy General Counsel and
Chief Compliance Officer

Edward T. Cloonan
Vice President
Corporate Affairs

Stephen P. Collesano
Vice President
Research and Development

Charles H. Dangelo
Vice President and
Senior Reinsurance Officer

Keith L. Duckett
Vice President
Administration

Robert A. Gender
Vice President and Treasurer

Charlene M. Hamrah
Vice President and
Director of Investor Relations

Philip M. Jacobs
Vice President and
Director of Taxes

Robert P. Jacobson
Vice President
Strategic Planning

Eric N. Litzky
Vice President
Corporate Governance and
Special Counsel and
Secretary to the Board of Directors

Kevin B. McGinn
Vice President and
Chief Credit Officer

Richard P. Merski
Vice President
Corporate Affairs

Teri L. Watson
Vice President
Rating Agency Relations

Christopher D. Winans
Vice President
Media Relations

John T. Wooster, Jr.
Special Advisor
Communications

Domestic General Insurance

John Q. Doyle
Senior Vice President
Domestic General Insurance

Kevin H. Kelley
Senior Vice President
Domestic General Insurance

Mark T. Willis
Senior Vice President
Domestic General Insurance

Joseph L. Boren
Vice President
Domestic General Insurance

David M. Hupp
Vice President
Domestic General Insurance

Robert S. Schimek
Vice President
Domestic General Insurance

Foreign General Insurance

Julio A. Portalatin
Senior Vice President
Foreign General Insurance

Alexander R. Baugh
Vice President
Foreign General Insurance

Hamilton C. Da Silva
Vice President
Foreign General Insurance

Jeffrey L. Hayman
Vice President
Foreign General Insurance

Raymond E. Lee
Vice President
Foreign General Insurance

Ralph W. Mucerino
Vice President
Global Energy

Michael L. Sherman
Vice President
Foreign General Insurance

Robert J. Thomas
Vice President
Foreign General Insurance

Nicholas S. Tyler
Vice President
Foreign General Insurance

Life Insurance & Retirement Services

Bruce R. Abrams
Senior Vice President
Retirement Services

Frank Chan
Senior Vice President
Life Insurance

Matthew E. Winter
Senior Vice President
Life Insurance

Jose L. Cuisia, Jr.
Vice President
Life Insurance

Kevin T. Hogan
Vice President
Life Insurance

Joyce A. Phillips
Vice President
Life Insurance

Christopher J. Swift
Vice President
Life Insurance &
Retirement Services

Seiki Tokuni
Vice President
Life Insurance

Andreas Vassiliou
Vice President
Life Insurance

Gerald W. Wyndorf
Vice President
Life Insurance

Asset Management

Hans K. Danielsson
Senior Vice President
Investments

Richard W. Scott
Senior Vice President
Investments

Kevin P. Fitzpatrick
Vice President
Real Estate Investments

Steven Guterman
Vice President
Asset Management

Honorary Directors

Houghton Freeman
Retired Vice Chairman
American International Group, Inc.
Stowe, Vermont

John I. Howell
Retired Chairman
J. Henry Schroder Bank
& Trust Company
Greenwich, Connecticut

Edward E. Matthews
Retired Senior Vice Chairman
American International Group, Inc.
New York, New York

John J. Roberts
Retired Vice Chairman
American International Group, Inc.
New York, New York

Ernest E. Stempel
Retired Vice Chairman
American International Group, Inc.
Hamilton, Bermuda

Thomas R. Tizzio
Retired Senior Vice Chairman
General Insurance
American International Group, Inc.
New York, New York

International Advisory Board

Dr. Henry A. Kissinger
Chairman
International Advisory Board
Former United States Secretary of State
Chairman, Kissinger Associates, Inc.

Abdlatif Al-Hamad
Director General and Chairman of
the Board of Directors
Arab Fund for Economic and
Social Development

Dr. Leszek Balcerowicz
Professor
Warsaw School of Economics

Chen Yuan
Governor
China Development Bank

William S. Cohen
Chairman and Chief Executive Officer
The Cohen Group
Former United States
Secretary of Defense

Sir Richard Dearlove
Master of Pembroke College
Cambridge
Former Chief of the
British Intelligence Service

Carla A. Hills
Chairman and Chief Executive Officer
Hills & Company
Former United States
Trade Representative

Dr. Otto Graf Lambsdorff
Former German Minister of Economics

Jacques de Larosiere
Advisor to the Chairman
BNP Paribas

Lee Hong-Koo
Chairman
Seoul Forum for International Affairs
Former Ambassador of
Korea to the United States

Erling S. Lorentzen
Chairman
Lorentzen Empreendimentos, S.A.

Yoshihiko Miyauchi
Chairman and Chief Executive Officer
ORIX Corporation

Ambassador Khun Anand Panyarachun
Former Prime Minister of Thailand
Chairman of the Council of Trustees
Thailand Development Research
Institute

The Rt. Hon. Lord Christopher Patten
Chancellor of Oxford University

Moeen A. Qureshi
Chairman
EMP Global

Washington Sycip
Founder and Chairman
The SGV Group

Ratan N. Tata
Chairman
Tata Industries Limited

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 1-8787

American International Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	13-2592361
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
70 Pine Street, New York, New York	10270
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (212) 770-7000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, Par Value $2.50 Per Share	New York Stock Exchange
5.75% Series A-2 Junior Subordinated Debentures	New York Stock Exchange
4.875% Series A-3 Junior Subordinated Debentures	New York Stock Exchange
6.45% Series A-4 Junior Subordinated Debentures	New York Stock Exchange
7.70% Series A-5 Junior Subordinated Debentures	New York Stock Exchange
NIKKEI 225® Index Market Index Target-Term Securities® due January 5, 2011	American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

Title of each class

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☑ Accelerated Filer ☐ Non-Accelerated Filer ☐ (Do not check if a smaller reporting company) Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting and nonvoting common equity held by nonaffiliates of the registrant computed by reference to the price at which the common equity was last sold as of June 29, 2007 (the last business day of the registrant's most recently completed second fiscal quarter), was approximately $152,287,000,000.

As of January 31, 2008, there were outstanding 2,522,336,771 shares of Common Stock, $2.50 par value per share, of the registrant.

Documents Incorporated by Reference:

Portions of the registrant's definitive proxy statement filed or to be filed with the Securities and Exchange Commission pursuant to Regulation 14A involving the election of directors at the Annual Meeting of Shareholders of the registrant scheduled to be held on May 14, 2008 are incorporated by reference in Part III of this Form 10-K.

Table of Contents

* *Except for the information provided in Part I under the heading "Directors and Executive Officers of AIG," Part III Items 10, 11, 12, 13 and 14 are included in AIG's Definitive Proxy Statement to be used in connection with AIG's Annual Meeting of Shareholders scheduled to be held on May 14, 2008.*

** *Part IV, Item 15, Schedules, the Exhibit Index, and certain Exhibits were included in Form 10-K filed with the Securities and Exchange Commission but have not been included herein. Copies may be obtained electronically through AIG's website at www.aigcorporate.com or from the Director of Investor Relations, American International Group, Inc.*

Part I

Item 1. Business

American International Group, Inc. (AIG), a Delaware corporation, is a holding company which, through its subsidiaries, is engaged in a broad range of insurance and insurance-related activities in the United States and abroad. AIG's primary activities include both General Insurance and Life Insurance & Retirement Services operations. Other significant activities include Financial Services and Asset Management. The principal business units in each of AIG's operating segments are as follows*:

General Insurance

American Home Assurance Company (American Home)

National Union Fire Insurance Company of Pittsburgh, Pa. (National Union)

New Hampshire Insurance Company (New Hampshire)

Lexington Insurance Company (Lexington)

The Hartford Steam Boiler Inspection and Insurance Company (HSB)

Transatlantic Reinsurance Company

United Guaranty Residential Insurance Company

American International Underwriters Overseas, Ltd. (AIUO)

AIU Insurance Company (AIUI)

Life Insurance & Retirement Services

Domestic:

American General Life Insurance Company (AIG American General)

American General Life and Accident Insurance Company (AGLA)

The United States Life Insurance Company in the City of New York (USLIFE)

The Variable Annuity Life Insurance Company (VALIC)

AIG Annuity Insurance Company (AIG Annuity)

AIG SunAmerica Life Assurance Company (AIG SunAmerica)

Foreign:

American Life Insurance Company (ALICO)

AIG Star Life Insurance Co., Ltd. (AIG Star Life)

AIG Edison Life Insurance Company (AIG Edison Life)

American International Assurance Company, Limited, together with American International Assurance Company (Bermuda) Limited (AIA)

American International Reinsurance Company Limited (AIRCO)

Nan Shan Life Insurance Company, Ltd. (Nan Shan)

The Philippine American Life and General Insurance Company (Philamlife)

Financial Services

International Lease Finance Corporation (ILFC)

AIG Financial Products Corp. and AIG Trading Group Inc. and their respective subsidiaries (collectively, AIGFP)

American General Finance, Inc. (AGF)

AIG Consumer Finance Group, Inc. (AIGCFG)

Imperial A.I. Credit Companies (A.I. Credit)

Asset Management

AIG SunAmerica Asset Management Corp. (SAAMCo)

AIG Global Asset Management Holdings Corp. and its subsidiaries and affiliated companies (collectively, AIG Investments)

AIG Private Bank Ltd. (AIG Private Bank)

AIG Global Real Estate Investment Corp. (AIG Global Real Estate)

At December 31, 2007, AIG and its subsidiaries had approximately 116,000 employees.

AIG's Internet address for its corporate website is *www.aigcorporate.com.* AIG makes available free of charge, through the Investor Information section of AIG's corporate website, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and Proxy Statements on Schedule 14A and amendments to those reports or statements filed or furnished pursuant to Section 13(a), 14(a) or 15(d) of the Securities Exchange Act of 1934 (the Exchange Act) as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the Securities and Exchange Commission (SEC). AIG also makes available on its corporate website copies of the charters for its Audit, Nominating and Corporate Governance and Compensation and Management Resources Committees, as well as its Corporate Governance Guidelines (which include Director Independence Standards), Director, Executive Officer and Senior Financial Officer Code of Business Conduct and Ethics, Employee Code of Conduct and Related-Party Transactions Approval Policy. Except for the documents specifically incorporated by reference into this Annual Report on Form 10-K, information contained on AIG's website or that can be accessed through its website is not incorporated by reference into this Annual Report on Form 10-K.

Throughout this Annual Report on Form 10-K, AIG presents its operations in the way it believes will be most meaningful, as well as most transparent. Certain of the measurements used by AIG management are "non-GAAP financial measures" under SEC rules and regulations. Statutory underwriting profit (loss) and combined ratios are determined in accordance with accounting principles prescribed by insurance regulatory authorities. For an explanation of why AIG management considers these "non-GAAP measures" useful to investors, see Management's Discussion and Analysis of Financial Condition and Results of Operations.

**For information on AIG's business segments, see Note 2 to Consolidated Financial Statements.*

The following table presents the general development of the business of AIG on a consolidated basis, the contributions made to AIG's consolidated revenues and operating income and the assets held, in the periods indicated, by its General Insurance, Life Insurance & Retirement Services, Financial Services and Asset Management operations and Other operations. For additional information, see Item 6. Selected Financial Data, Management's Discussion and Analysis of Financial Condition and Results of Operations and Notes 1 and 2 to Consolidated Financial Statements.

Years Ended December 31, (in millions)	2007	2006[a]	2005[a]	2004[a]	2003[a]
General Insurance operations:					
Gross premiums written	$ 58,798	$ 56,280	$ 52,725	$ 52,046	$ 46,938
Net premiums written	47,067	44,866	41,872	40,623	35,031
Net premiums earned	45,682	43,451	40,809	38,537	31,306
Net investment income[b]	6,132	5,696	4,031	3,196	2,566
Net realized capital gains (losses)	(106)	59	334	228	(39)
Operating income[b][c][d]	10,526	10,412	2,315	3,177	4,502
Year-end identifiable assets	181,708	167,004	150,667	131,658	117,511
Statutory measures[e]:					
Statutory underwriting profit (loss)[c][d]	4,073	4,408	(2,165)	(564)	1,559
Loss ratio	65.6	64.6	81.1	78.8	73.1
Expense ratio	24.7	24.5	23.6	21.5	19.6
Combined ratio[d]	90.3	89.1	104.7	100.3	92.7
Life Insurance & Retirement Services operations:					
Premiums and other considerations	33,627	30,766	29,501	28,167	23,568
Net investment income[b]	22,341	20,024	18,677	15,654	13,278
Net realized capital gains (losses)[f]	(2,398)	88	(158)	45	362
Operating income[b][f]	8,186	10,121	8,965	7,968	6,970
Year-end identifiable assets	615,386	550,957	489,331	457,071	380,126
Gross insurance in force at end of year	2,312,045	2,070,600	1,852,833	1,858,094	1,583,031
Financial Services operations:					
Interest, lease and finance charges[g][h]	(1,209)	7,910	10,523	7,495	6,241
Net realized capital gains (losses)	(100)	(133)	154	(45)	123
Operating income (loss)[g][h]	(9,515)	383	4,424	2,131	1,302
Year-end identifiable assets	203,894	202,485	161,919	161,929	138,613
Asset Management operations:					
Investment income from spread-based products and management, advisory and incentive fees	6,625	4,668	4,500	4,179	3,379
Net realized capital gains (losses)	(1,000)	(125)	82	60	(754)
Operating income	1,164	1,538	1,963	1,947	521
Year-end identifiable assets	77,274	78,275	69,584	68,503	56,047
Other operations:					
Net realized capital gains (losses)	12	217	(71)	(244)	(134)
All other[i]	(1,430)	(984)	(2,383)	(134)	(1,254)
Consolidated:					
Total revenues[j][k]	110,064	113,387	108,781	97,823	79,601
Operating income[b][j][k]	8,943	21,687	15,213	14,845	11,907
Year-end total assets	1,060,505	979,410	853,048	801,007	675,602

(a) Certain reclassifications have been made to prior period amounts to conform to the current period presentation.

(b) In 2006, includes the effect of out of period adjustments related to the accounting for certain interests in unit investment trusts (UCITS). The effect was an increase of $490 million in both revenues and operating income for General Insurance and an increase of $240 million and $169 million in revenues and operating income, respectively, for Life Insurance & Retirement Services.

(c) Includes current year catastrophe-related losses of $276 million, $2.89 billion and $1.05 billion in 2007, 2005 and 2004, respectively. There were no significant catastrophe-related losses in 2006 or 2003.

(d) Operating income was reduced by fourth quarter charges of $1.8 billion and $850 million in 2005 and 2004, respectively, resulting from the annual review of General Insurance loss and loss adjustment reserves. In 2006, 2005 and 2004, changes in estimates for asbestos and environmental reserves were $198 million, $873 million and $850 million, respectively.

(e) Calculated on the basis under which the U.S.-domiciled general insurance companies are required to report such measurements to regulatory authorities.

(f) *In 2007, 2006, 2005, 2004 and 2003, includes other-than-temporary impairment charges of $2.8 billion, $641 million, $425 million, $441 million and $1.2 billion. See Management's Discussion and Analysis of Financial Condition and Results of Operations — Invested Assets — Other-than-temporary impairments.*

(g) *Includes gains (losses) from hedging activities that did not qualify for hedge accounting treatment under Statement of Financial Accounting Standards (FAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133), including the related foreign exchange gains and losses. In 2007, 2006, 2005, 2004 and 2003, respectively, the effect was $211 million, $(1.82) billion, $2.01 billion, $(122) million and $(1.01) billion in both revenues and operating income for Capital Markets. These amounts result primarily from interest rate and foreign currency derivatives that are effective economic hedges of investments and borrowings. These gains (losses) in 2007 include a $380 million out of period charge to reverse net gains recognized on transfers of available for sale securities among legal entities consolidated within AIGFP. In 2006, includes an out of period charge of $223 million related to the remediation of the material weakness in internal control over the accounting for certain derivative transactions under FAS 133. In the first quarter of 2007, AIGFP began applying hedge accounting for certain of its interest rate swaps and foreign currency forward contracts hedging its investments and borrowings.*

(h) *In 2007, both revenues and operating income (loss) include an unrealized market valuation loss of $11.5 billion on AIGFP super senior credit default swap portfolio and an other-than-temporary impairment charge of $643 million on AIGFP's available for sale investment securities. See Management's Discussion and Analysis of Financial Condition and Results of Operations — Invested Assets — Other-than-temporary impairments.*

(i) *In 2005, includes $1.6 billion of regulatory settlement costs as described under Item 3. Legal Proceedings.*

(j) *In 2007, 2006, 2005, 2004 and 2003, includes other-than-temporary impairment charges of $4.7 billion, $944 million, $598 million, $684 million and $1.5 billion. Also includes gains (losses) from hedging activities that did not qualify for hedge accounting treatment under FAS 133, including the related foreign exchange gains and losses. In 2007, 2006, 2005, 2004 and 2003, respectively, the effect was $(1.44) billion, $(1.87) billion, $2.02 billion, $385 million and $(1.50) billion in revenues and $(1.44) billion, $(1.87) billion, $2.02 billion, $671 million and $(1.22) billion in operating income. These amounts result primarily from interest rate and foreign currency derivatives that are effective economic hedges of investments and borrowings.*

(k) *Represents income before income taxes, minority interest and cumulative effect of accounting changes.*

General Insurance Operations

AIG's General Insurance subsidiaries write substantially all lines of commercial property and casualty insurance and various personal lines both domestically and abroad. Domestic General Insurance operations are comprised of the Domestic Brokerage Group (DBG), Reinsurance, Personal Lines and Mortgage Guaranty.

AIG is diversified both in terms of classes of business and geographic locations. In General Insurance, workers compensation business is the largest class of business written and represented approximately 15 percent of net premiums written for the year ended December 31, 2007. During 2007, 10 percent and 7 percent of the direct General Insurance premiums written (gross premiums less return premiums and cancellations, excluding reinsurance assumed and before deducting reinsurance ceded) were written in California and New York, respectively. No other state or foreign country accounted for more than five percent of such premiums.

The majority of AIG's General Insurance business is in the casualty classes, which tend to involve longer periods of time for the reporting and settling of claims. This may increase the risk and uncertainty with respect to AIG's loss reserve development.

DBG

AIG's primary Domestic General Insurance division is DBG. DBG's business in the United States and Canada is conducted through American Home, National Union, Lexington, HSB and certain other General Insurance company subsidiaries of AIG. During 2007, DBG accounted for 51 percent of AIG's General Insurance net premiums written.

DBG writes substantially all classes of business insurance, accepting such business mainly from insurance brokers. This provides DBG the opportunity to select specialized markets and retain underwriting control. Any licensed broker is able to submit business to DBG without the traditional agent-company contractual relationship, but such broker usually has no authority to commit DBG to accept a risk.

In addition to writing substantially all classes of business insurance, including large commercial or industrial property insurance, excess liability, inland marine, environmental, workers compensation and excess and umbrella coverages, DBG offers many specialized forms of insurance such as aviation, accident and health, equipment breakdown, directors and officers liability (D&O), difference-in-conditions, kidnap-ransom, export credit and political risk, and various types of professional errors and omissions coverages. Also included in DBG are the operations of AIG Risk Management, which provides insurance and risk management programs for large corporate customers and is a leading provider of customized structured insurance products, and AIG Environmental, which focuses specifically on providing specialty products to clients with environmental exposures. Lexington writes surplus lines for risks on which conventional insurance companies do not readily provide insurance coverage, either because of complexity or because the coverage does not lend itself to conventional contracts. The AIG Worldsource Division introduces and coordinates AIG's products and services to U.S.-based multinational clients and foreign corporations doing business in the U.S.

Reinsurance

The subsidiaries of Transatlantic Holdings, Inc. (Transatlantic) offer reinsurance on both a treaty and facultative basis to insurers in the United States and abroad. Transatlantic structures programs for a full range of property and casualty products with an emphasis on specialty risk. Transatlantic is a public company owned 59.0 percent by AIG and therefore is included in AIG's consolidated financial statements.

Personal Lines

AIG's Personal Lines operations provide automobile insurance through aigdirect.com, the newly formed operation resulting from the 2007 combination of AIG Direct and 21st Century Insurance Group (21st Century) operations, and the Agency Auto Division, as well as a broad range of coverages for high net worth individuals through the AIG Private Client Group.

Mortgage Guaranty

The main business of the subsidiaries of United Guaranty Corporation (UGC) is the issuance of residential mortgage guaranty insurance, both domestically and internationally, that covers the first loss for credit defaults on high loan-to-value conventional first-lien mortgages for the purchase or refinance of one to four family residences. UGC subsidiaries also write second-lien and private student loan guaranty insurance.

Foreign General Insurance

AIG's Foreign General Insurance group accepts risks primarily underwritten through American International Underwriters (AIU), a marketing unit consisting of wholly owned agencies and insurance companies. The Foreign General Insurance group also includes business written by AIG's foreign-based insurance subsidiaries. The Foreign General Insurance group uses various marketing methods and multiple distribution channels to write both commercial and consumer lines insurance with certain refinements for local laws, customs and needs. AIU operates in Asia, the Pacific Rim, Europe, the U.K., Africa, the Middle East and Latin America. During 2007, the Foreign General Insurance group accounted for 28 percent of AIG's General Insurance net premiums written.

Discussion and Analysis of Consolidated Net Losses and Loss Expense Reserve Development

The reserve for net losses and loss expenses represents the accumulation of estimates for reported losses (case basis reserves) and provisions for losses incurred but not reported (IBNR), both reduced by applicable reinsurance recoverable and the discount for future investment income, where permitted. Net losses and loss expenses are charged to income as incurred.

Loss reserves established with respect to foreign business are set and monitored in terms of the currency in which payment is expected to be made. Therefore, no assumption is included for changes in currency rates. See also Note 1(ff) to Consolidated Financial Statements.

Management reviews the adequacy of established loss reserves utilizing a number of analytical reserve development techniques. Through the use of these techniques, management is able to monitor the adequacy of AIG's established reserves and determine appropriate assumptions for inflation. Also, analysis of emerging specific development patterns, such as case reserve redundancies or deficiencies and IBNR emergence, allows management to determine any required adjustments.

The "Analysis of Consolidated Losses and Loss Expense Reserve Development" table presents the development of net losses and loss expense reserves for calendar years 1997 through 2007. Immediately following this table is a second table that presents all data on a basis that excludes asbestos and environmental net losses and loss expense reserve development. The opening reserves held are shown at the top of the table for each year end date. The amount of loss reserve discount included in the opening reserve at each date is shown immediately below the reserves held for each year. The undiscounted reserve at each date is thus the sum of the discount and the reserve held.

The upper half of the table presents the cumulative amounts paid during successive years related to the undiscounted opening loss reserves. For example, in the table that excludes asbestos and environmental losses, with respect to the net losses and loss expense reserve of $24.83 billion as of December 31, 2000, by the end of 2007 (seven years later) $33.05 billion had actually been paid in settlement of these net loss reserves. In addition, as reflected in the lower section of the table, the original undiscounted reserve of $26.12 billion was reestimated to be $41.21 billion at December 31, 2007. This increase from the original estimate would generally result from a combination of a number of factors, including reserves being settled for larger amounts than originally estimated. The original estimates will also be increased or decreased as more information becomes known about the individual claims and overall claim frequency and severity patterns. The redundancy (deficiency) depicted in the table, for any particular calendar year, presents the aggregate change in estimates over the period of years subsequent to the calendar year reflected at the top of the respective column heading. For example, the redundancy of $672 million at December 31, 2007 related to December 31, 2006 net losses and loss expense reserves of $62.72 billion represents the cumulative amount by which reserves in 2006 and prior years have developed favorably during 2007.

The bottom of each table below presents the remaining undiscounted and discounted net loss reserve for each year. For example, in the table that excludes asbestos and environmental losses, for the 2002 year end, the remaining undiscounted reserves held as of December 31, 2007 are $13.57 billion, with a corresponding discounted net reserve of $12.57 billion.

The reserves for net losses and loss expenses with respect to Transatlantic and 21st Century are included only in consolidated net losses and loss expenses commencing with the year ended December 31, 1998, the year they were first consolidated in AIG's financial statements. Reserve development for these operations is included only for 1998 and subsequent periods. Thus, the presentation for 1997 and prior year ends is not fully comparable to that for 1998 and subsequent years in the tables below.

Analysis of Consolidated Losses and Loss Expense Reserve Development

The following table presents for each calendar year the losses and loss expense reserves and the development thereof including those with respect to asbestos and environmental claims. See also Management's Discussion and Analysis of Financial Condition and Results of Operations — Operating Review — General Insurance Operations — Reserve for Losses and Loss Expenses.

(in millions)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	**2007**
Net Reserves Held	$ 20,901	$ 25,418	$ 25,636	$ 25,684	$ 26,005	$ 29,347	$ 36,228	$ 47,254	$ 57,476	$62,630	**$69,288**
Discount (in Reserves Held)	619	897	1,075	1,287	1,423	1,499	1,516	1,553	2,110	2,264	**2,429**
Net Reserves Held (Undiscounted)	21,520	26,315	26,711	26,971	27,428	30,846	37,744	48,807	59,586	64,894	**71,717**
Paid (Cumulative) as of:											
One year later	5,607	7,205	8,266	9,709	11,007	10,775	12,163	14,910	15,326	14,862	
Two years later	9,754	12,382	14,640	17,149	18,091	18,589	21,773	24,377	25,152		
Three years later	12,939	16,599	19,901	21,930	23,881	25,513	28,763	31,296			
Four years later	15,484	20,263	23,074	26,090	28,717	30,757	33,825				
Five years later	17,637	22,303	25,829	29,473	32,685	34,627					
Six years later	18,806	24,114	28,165	32,421	35,656						
Seven years later	19,919	25,770	30,336	34,660							
Eight years later	21,089	27,309	31,956								
Nine years later	22,177	28,626									
Ten years later	23,096										

(in millions)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	**2007**
Net Reserves Held (undiscounted)	$ 21,520	$ 26,315	$ 26,711	$ 26,971	$ 27,428	$ 30,846	$ 37,744	$ 48,807	$ 59,586	$64,894	**$71,717**
Undiscounted Liability as of:											
One year later	21,563	25,897	26,358	26,979	31,112	32,913	40,931	53,486	59,533	64,238	
Two years later	21,500	25,638	27,023	30,696	33,363	37,583	49,463	55,009	60,126		
Three years later	21,264	26,169	29,994	32,732	37,964	46,179	51,497	56,047			
Four years later	21,485	28,021	31,192	36,210	45,203	48,427	52,964				
Five years later	22,405	28,607	33,910	41,699	47,078	49,855					
Six years later	22,720	30,632	38,087	43,543	48,273						
Seven years later	24,209	33,861	39,597	44,475							
Eight years later	26,747	34,986	40,217								
Nine years later	27,765	35,556									
Ten years later	28,104										
Net Redundancy/(Deficiency)	(6,584)	(9,241)	(13,506)	(17,504)	(20,845)	(19,009)	(15,220)	(7,240)	(540)	656	
Remaining Reserves (Undiscounted)	5,008	6,930	8,261	9,815	12,617	15,228	19,139	24,751	34,974	49,376	
Remaining Discount	418	499	591	705	851	1,005	1,155	1,319	1,563	1,937	
Remaining Reserves	4,590	6,431	7,670	9,110	11,766	14,223	17,984	23,432	33,411	47,439	

The following table presents the gross liability (before discount), reinsurance recoverable and net liability recorded at each year end and the reestimation of these amounts as of December 31, 2007:

(in millions)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	**2007**
Gross Liability, End of Year	$ 32,049	$ 36,973	$ 37,278	$ 39,222	$ 42,629	$ 48,173	$ 53,387	$ 63,431	$ 79,279	$82,263	**$87,929**
Reinsurance Recoverable, End of Year	10,529	10,658	10,567	12,251	15,201	17,327	15,643	14,624	19,693	17,369	**16,212**
Net Liability, End of Year	21,520	26,315	26,711	26,971	27,428	30,846	37,744	48,807	59,586	64,894	**71,717**
Reestimated Gross Liability	44,844	54,284	60,212	66,308	70,680	72,234	72,944	74,434	80,941	81,695	
Reestimated Reinsurance Recoverable	16,740	18,729	19,995	21,833	22,407	22,379	19,980	18,386	20,816	17,457	
Reestimated Net Liability	28,104	35,555	40,217	44,475	48,273	49,855	52,964	56,048	60,125	64,238	
Cumulative Gross Redundancy/(Deficiency)	(12,795)	(17,311)	(22,934)	(27,086)	(28,051)	(24,061)	(19,557)	(11,003)	(1,662)	568	

Analysis of Consolidated Losses and Loss Expense Reserve Development Excluding Asbestos and Environmental Losses and Loss Expense Reserve Development

The following table presents for each calendar year the losses and loss expense reserves and the development thereof excluding those with respect to asbestos and environmental claims. See also Management's Discussion and Analysis of Financial Condition and Results of Operations — Operating Review — General Insurance Operations — Reserve for Losses and Loss Expenses.

(in millions)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	**2007**
Net Reserves Held	$20,113	$ 24,554	$ 24,745	$ 24,829	$ 25,286	$ 28,650	$ 35,559	$45,742	$55,227	$60,451	**$67,597**
Discount (in Reserves Held)	619	897	1,075	1,287	1,423	1,499	1,516	1,553	2,110	2,264	**2,429**
Net Reserves Held (Undiscounted)	20,732	25,451	25,820	26,116	26,709	30,149	37,075	47,295	57,336	62,715	**70,026**
Paid (Cumulative) as of:											
One year later	5,467	7,084	8,195	9,515	10,861	10,632	11,999	14,718	15,047	14,356	
Two years later	9,500	12,190	14,376	16,808	17,801	18,283	21,419	23,906	24,367		
Three years later	12,618	16,214	19,490	21,447	23,430	25,021	28,129	30,320			
Four years later	14,972	19,732	22,521	25,445	28,080	29,987	32,686				
Five years later	16,983	21,630	25,116	28,643	31,771	33,353					
Six years later	18,014	23,282	27,266	31,315	34,238						
Seven years later	18,972	24,753	29,162	33,051							
Eight years later	19,960	26,017	30,279								
Nine years later	20,779	26,832									
Ten years later	21,202										

(in millions)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	**2007**
Net Reserves Held (undiscounted)	$20,732	$ 25,451	$ 25,820	$ 26,116	$ 26,709	$ 30,149	$ 37,075	$47,295	$57,336	$62,715	**$70,026**
Undiscounted Liability as of:											
One year later	20,576	24,890	25,437	26,071	30,274	32,129	39,261	51,048	57,077	62,043	
Two years later	20,385	24,602	26,053	29,670	32,438	35,803	46,865	52,364	57,653		
Three years later	20,120	25,084	28,902	31,619	36,043	43,467	48,691	53,385			
Four years later	20,301	26,813	30,014	34,102	42,348	45,510	50,140				
Five years later	21,104	27,314	31,738	38,655	44,018	46,925					
Six years later	21,336	28,345	34,978	40,294	45,201						
Seven years later	21,836	30,636	36,283	41,213							
Eight years later	23,441	31,556	36,889								
Nine years later	24,261	32,113									
Ten years later	24,588										
Net Redundancy/(Deficiency)	(3,856)	(6,662)	(11,069)	(15,097)	(18,492)	(16,776)	(13,065)	(6,090)	(317)	672	
Remaining Reserves (undiscounted)	3,386	5,281	6,610	8,162	10,963	13,572	17,454	23,065	33,286	47,687	
Remaining Discount	418	499	591	705	851	1,005	1,155	1,319	1,563	1,937	
Remaining Reserves	2,968	4,782	6,019	7,457	10,112	12,567	16,299	21,746	31,723	45,750	

The following table presents the gross liability (before discount), reinsurance recoverable and net liability recorded at each year end and the reestimation of these amounts as of December 31, 2007:

(in millions)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	**2007**
Gross Liability, End of Year	$29,740	$ 34,474	$ 34,666	$ 36,777	$ 40,400	$ 46,036	$ 51,363	$59,790	$73,808	$77,111	**$83,551**
Reinsurance Recoverable, End of Year	9,008	9,023	8,846	10,661	13,691	15,887	14,288	12,495	16,472	14,396	**13,525**
Net Liability, End of Year	20,732	25,451	25,820	26,116	26,709	30,149	37,075	47,295	57,336	62,715	**70,026**
Reestimated Gross Liability	35,712	45,467	51,801	58,420	63,320	65,217	66,320	68,100	75,028	76,439	
Reestimated Reinsurance Recoverable	11,124	13,354	14,912	17,207	18,119	18,292	16,180	14,715	17,375	14,396	
Reestimated Net Liability	24,588	32,113	36,889	41,213	45,201	46,925	50,140	53,385	57,653	62,043	
Cumulative Gross Redundancy/(Deficiency)	(5,972)	(10,993)	(17,135)	(21,643)	(22,920)	(19,181)	(14,957)	(8,310)	(1,220)	672	

The reserve for losses and loss expenses as reported in AIG's consolidated balance sheet at December 31, 2007 differs from the total reserve reported in the Annual Statements filed with state insurance departments and, where appropriate, with foreign regulatory authorities. The differences at December 31, 2007 relate primarily to reserves for certain foreign operations not required to be reported in the United States for statutory reporting purposes. Further, statutory practices in the United States require reserves to be shown net of applicable reinsurance recoverable.

The reserve for gross losses and loss expenses is prior to reinsurance and represents the accumulation for reported losses and IBNR. Management reviews the adequacy of established gross loss reserves in the manner previously described for net loss reserves.

For further discussion regarding net reserves for losses and loss expenses, see Management's Discussion and Analysis of Financial Condition and Results of Operations — Operating Review — General Insurance Operations — Reserve for Losses and Loss Expenses.

Life Insurance & Retirement Services Operations

AIG's Life Insurance & Retirement Services operations provide insurance, financial and investment-oriented products throughout the world. Insurance-oriented products consist of individual and group life, payout annuities (including structured settlements), endowment and accident and health policies. Retirement savings products consist generally of fixed and variable annuities.

Foreign Life Insurance & Retirement Services

In its Foreign Life Insurance & Retirement Services businesses, AIG operates principally through ALICO, AIG Star Life, AIG Edison Life, AIA, Nan Shan and Philamlife. ALICO is incorporated in Delaware and all of its business is written outside of the United States. ALICO has operations either directly or through subsidiaries in Europe, including the U.K., Latin America, the Caribbean, the Middle East, South Asia and the Far East, with Japan being the largest territory. ALICO also conducts life insurance business through a joint venture in Brazil. AIA operates primarily in China (including Hong Kong), Singapore, Malaysia, Thailand, Korea, Australia, New Zealand, Vietnam, Indonesia and India. The operations in India are conducted through a joint venture, Tata AIG Life Insurance Company Limited. Nan Shan operates in Taiwan. Philamlife is the largest life insurer in the Philippines. AIG Star Life and AIG Edison Life operate in Japan. Operations in foreign countries comprised 79 percent of Life Insurance & Retirement Services Premiums and other considerations and 76 percent of Life Insurance & Retirement Services operating income in 2007.

The Foreign Life Insurance & Retirement Services companies have over 285,000 full and part-time agents, as well as independent producers, and sell their products largely to indigenous persons in local and foreign currencies. In addition to the agency outlets, these companies also distribute their products through direct marketing channels, such as mass marketing, and through brokers and other distribution outlets, such as financial institutions.

Domestic Life Insurance & Retirement Services

AIG's principal Domestic Life Insurance & Retirement Services operations include AGLA, AIG American General, AIG Annuity, USLIFE, VALIC and AIG SunAmerica. These companies utilize multiple distribution channels including independent producers, brokerage, career agents and financial institutions to offer life insurance, annuity and accident and health products and services, as well as financial and other investment products. The Domestic Life Insurance & Retirement Services operations comprised 21 percent of total Life Insurance & Retirement Services Premiums and other considerations and 24 percent of Life Insurance & Retirement Services operating income in 2007.

Reinsurance

AIG's General Insurance subsidiaries worldwide operate primarily by underwriting and accepting risks for their direct account and securing reinsurance on that portion of the risk in excess of the limit which they wish to retain. This operating policy differs from that of many insurance companies that will underwrite only up to their net retention limit, thereby requiring the broker or agent to secure commitments from other underwriters for the remainder of the gross risk amount.

Various AIG profit centers, including DBG, AIU and AIG Risk Finance, as well as certain Life Insurance subsidiaries, use AIRCO as a reinsurer for certain of their businesses. In Bermuda, AIRCO discounts reserves attributable to certain classes of business assumed from other AIG subsidiaries.

For a further discussion of reinsurance, see Item 1A. Risk Factors — Reinsurance; Management's Discussion and Analysis of Financial Condition and Results of Operations — Risk Management — Reinsurance; and Note 5 to Consolidated Financial Statements.

Insurance Investment Operations

A significant portion of AIG's General Insurance and Life Insurance & Retirement Services revenues are derived from AIG's insurance investment operations.

The following table summarizes the investment results of the insurance operations:

	Annual Average Cash and Invested Assets				
Years Ended December 31, *(in millions)*	Cash (including short-term investments)[a]	Invested Assets[a]	Total	Return on Average Cash and Invested Assets[b]	Return on Average Invested Assets[c]
General Insurance:					
2007	**$ 5,874**	**$117,050**	**$122,924**	**5.0%**	**5.2%**
2006	3,201	102,231	105,432	5.4	5.6
2005	2,450	86,211	88,661	4.5	4.7
2004	2,012	73,338	75,350	4.2	4.4
2003	1,818	59,855	61,673	4.2	4.3
Life Insurance & Retirement Services:					
2007	**$25,926**	**$423,473**	**$449,669**	**5.0%**	**5.3%**
2006	13,698	392,348	406,046	4.9	5.1
2005	11,137	356,839	367,976	5.1	5.2
2004	7,737	309,627	317,364	4.9	5.1
2003	4,680	247,608	252,288	5.3	5.4

(a) Including investment income due and accrued and real estate. Also, includes collateral assets invested under the global securities lending program.

(b) Net investment income divided by the annual average sum of cash and invested assets.

(c) Net investment income divided by the annual average invested assets.

AIG's worldwide insurance investment policy places primary emphasis on investments in government and other high quality, fixed income securities in all of its portfolios and, to a lesser extent, investments in high yield bonds, common stocks, real estate, hedge funds and partnerships, in order to enhance returns on policyholders' funds and generate net investment income. The ability to implement this policy is somewhat limited in certain territories as there may be a lack of adequate long-term investments or investment restrictions may be imposed by the local regulatory authorities.

Financial Services Operations

AIG's Financial Services subsidiaries engage in diversified activities including aircraft and equipment leasing, capital markets, consumer finance and insurance premium finance. Together, the Aircraft Leasing, Capital Markets and Consumer Finance operations generate the majority of the revenues produced by the Financial Services operations. A.I. Credit also contributes to Financial Services income principally by providing insurance premium financing for both AIG's policyholders and those of other insurers.

Aircraft Leasing

Aircraft Leasing operations represent the operations of ILFC, which generates its revenues primarily from leasing new and used commercial jet aircraft to foreign and domestic airlines. Revenues also result from the remarketing of commercial jets for ILFC's own account, and remarketing and fleet management services for airlines and financial institutions. See also Note 2 to Consolidated Financial Statements.

Capital Markets

Capital Markets represents the operations of AIGFP, which engages as principal in a wide variety of financial transactions, including standard and customized financial products involving commodities, credit, currencies, energy, equities and rates. The credit products include credit protection written through credit default swaps on super senior risk tranches of diversified pools of loans and debt securities. AIGFP also invests in a diversified portfolio of securities and principal investments and engages in borrowing activities that include issuing standard and structured notes and other securities and entering into guaranteed investment agreements (GIAs).

Consumer Finance

Consumer Finance operations include AGF as well as AIGCFG. AGF provides a wide variety of consumer finance products, including real estate and non-real estate loans, retail sales finance and credit-related insurance to customers in the United States, the U.K., Puerto Rico and the U.S. Virgin Islands. AGF's finance receivables are primarily sourced through its branches, although many of AGF's real estate loans are sourced through its centralized real estate operations, which include AGF's mortgage banking activities. AIGCFG, through its subsidiaries, is engaged in developing a multi-product consumer finance business with an emphasis on emerging and developing markets.

Asset Management Operations

AIG's Asset Management operations comprise a wide variety of investment-related services and investment products. These services and products are offered to individuals, pension funds and institutions globally through AIG's Spread-Based Investment business, Institutional Asset Management, and Brokerage Services and Mutual Funds business. Also included in Asset Management operations are the results of certain SunAmerica sponsored partnership investments.

Spread-Based Investment Business

AIG's Spread-Based Investment business includes the results of AIG's proprietary spread-based investment operations, the Matched Investment Program (MIP), which was launched in September of 2005 to replace the Guaranteed Investment Contract (GIC) program, which is in runoff. The MIP is an investment strategy that involves investing in various asset classes with financing provided through third parties. This business uses various risk mitigating strategies designed to hedge interest rate and currency risk associated with underlying investments and related liabilities.

Institutional Asset Management

AIG's Institutional Asset Management business, conducted through AIG Investments, provides an array of investment products and services globally to institutional investors, pension funds, AIG subsidiaries and high net worth investors. These products include traditional equity and fixed income investments, and a wide range of alternative asset classes. These services include investment advisory and subadvisory services, investment monitoring and investment transaction structuring. Within the fixed income and equity asset classes, AIG Investments offers various forms of structured investments aimed at achieving superior returns or capital preservation. Within the alternative asset class, AIG Investments offers hedge and private equity fund-of-funds, direct investments and distressed debt investments.

AIG Global Real Estate provides a wide range of real estate investment and management services for AIG subsidiaries, as well as for third-party institutional investors, high net worth investors and pension funds. Through a strategic network of local real estate ventures, AIG Global Real Estate actively invests in and develops office, industrial, multi-family residential, retail, hotel and resort properties globally.

AIG Private Bank offers banking, trading and investment management services to private clients and institutions globally.

From time to time, AIG Investments acquires alternative investments, primarily consisting of direct controlling equity interests in private enterprises, with the intention of "warehousing" such investments until the investment or economic benefit thereof is transferred to a fund or other AIG-managed investment product. During the warehousing period, AIG bears the cost and risks associated with carrying these investments and consolidates them on its balance sheet and records the operating results until the investments are transferred, sold or otherwise divested. Changes in market conditions may negatively affect the fair value of these warehoused investments. Market conditions may impede AIG from launching new investment products for which these warehoused assets are being held, which could result in AIG not recovering its investment upon transfer or divestment. In the event that AIG is unable to transfer or otherwise divest its interest in the warehoused investment to third parties, AIG could be required to hold these investments indefinitely. In certain instances, the consolidated warehoused investments are not wholly owned by AIG. In such cases, AIG shares the risk associated with warehousing the asset with the minority interest investors.

Brokerage Services and Mutual Funds

AIG's Brokerage Services and Mutual Funds business, conducted through AIG Advisor Group, Inc. and AIG SunAmerica Asset Management Corp., provides broker-dealer related services and mutual funds to retail investors, group trusts and corporate accounts through an independent network of financial advisors. AIG Advisor Group, Inc., a subsidiary of AIG Retirement Services, Inc., is comprised of several broker-dealer entities that provide these services to clients primarily in the U.S. marketplace. AIG SunAmerica Asset Management Corp. manages, advises and/or administers retail mutual funds, as well as the underlying assets of variable annuities sold by AIG SunAmerica and VALIC to individuals and groups throughout the United States.

Other Asset Management

Included in Other Asset Management is income or loss from certain AIG SunAmerica sponsored partnerships and partnership investments. Partnership assets consist of investments in a diversified portfolio of private equity funds, affordable housing partnerships and hedge fund investments.

Other Operations

Certain AIG subsidiaries provide insurance-related services such as adjusting claims and marketing specialized products. Several wholly owned foreign subsidiaries of AIG operating in countries or jurisdictions such as Ireland, Bermuda, Barbados and Gibraltar provide insurance and related administrative and back office services to affiliated and unaffiliated insurance and reinsurance companies, including captive insurance companies unaffiliated with AIG.

AIG has several other subsidiaries that engage in various businesses. Mt. Mansfield Company, Inc. owns and operates the ski slopes, lifts, a school and an inn located in Stowe, Vermont. Also reported in AIG's Other operations are interest expense, expenses of corporate staff not attributable to specific business segments, expenses related to efforts to improve internal controls, corporate initiatives, certain compensation plan expenses and the settlement costs more fully described in Item 3. Legal Proceedings and Note 12(a) to Consolidated Financial Statements.

Additional Investments

AIG's significant investments in partially owned companies (which are accounted for under the equity method) include a 25.4 percent interest in The Fuji Fire and Marine Insurance Co., Ltd., a general insurance company in Japan, a 26.0 percent interest in Tata AIG Life Insurance Company, Ltd. and a 26.0 percent interest in Tata AIG General Insurance Company, Ltd. in India. Substantially all of AIG's equity interest in Allied World Assurance Holdings, Ltd. was sold by AIG in December 2007. For a discussion of AIG's investments in partially owned companies, see Note 1(s) to Consolidated Financial Statements.

Locations of Certain Assets

As of December 31, 2007, approximately 37 percent of the consolidated assets of AIG were located in foreign countries (other than Canada), including $4.4 billion of cash and securities on deposit with foreign regulatory authorities. Foreign operations and assets held abroad may be adversely affected by political developments in foreign countries, including tax changes, nationalization and changes in regulatory policy, as well as by consequence of hostilities and unrest. The risks of such occurrences and their overall effect upon AIG vary from country to country and cannot easily be predicted. If expropriation or nationalization does occur, AIG's policy is to take all appropriate measures to seek recovery of such assets. Certain of the countries in which AIG's business is conducted have currency restrictions which generally cause a delay in a company's ability to repatriate assets and profits. See also Notes 1 and 2 to Consolidated Financial Statements and Item 1A. Risk Factors — Foreign Operations.

Regulation

AIG's operations around the world are subject to regulation by many different types of regulatory authorities, including insurance, securities, investment advisory, banking and thrift regulators in the United States and abroad. The regulatory environment can have a significant effect on AIG and its business. AIG's operations have become more diverse and consumer-oriented, increasing the scope of regulatory supervision and the possibility of intervention. Although AIG cannot predict the scope or effect of such regulation on its business, AIG expects further regulation of its domestic consumer finance operations as a result of the current disruption of the U.S. residential mortgage market. In addition, the investigations into financial accounting practices that led to two restatements of AIG's consolidated financial statements have heightened regulatory scrutiny of AIG worldwide.

In 1999, AIG became a unitary thrift holding company within the meaning of the Home Owners' Loan Act (HOLA) when the Office of Thrift Supervision (OTS) granted AIG approval to organize AIG Federal Savings Bank. AIG is subject to OTS regulation, examination, supervision and reporting requirements. In addition, the OTS has enforcement authority over AIG and its subsidiaries. Among other things, this permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the financial safety, soundness or stability of AIG's subsidiary savings association, AIG Federal Savings Bank.

Under prior law, a unitary savings and loan holding company, such as AIG, was not restricted as to the types of business in which it could engage, provided that its savings association subsidiary continued to be a qualified thrift lender. The Gramm-Leach-Bliley Act of 1999 (GLBA) provides that no company may acquire control of an OTS regulated institution after May 4, 1999 unless it engages only in the financial activities permitted for financial holding companies under the law or for multiple savings and loan holding companies. The GLBA, however, grandfathered the unrestricted authority for activities with respect to a unitary savings and loan holding company existing prior to May 4, 1999, so long as its savings association subsidiary continues to be a qualified thrift lender under the HOLA. As a unitary savings and loan holding company whose application was pending as of May 4, 1999, AIG is grandfathered under the GLBA and generally is not restricted under existing laws as to the types of business activities in which it may engage, provided that AIG Federal Savings Bank continues to be a qualified thrift lender under the HOLA.

Certain states require registration and periodic reporting by insurance companies that are licensed in such states and are controlled by other corporations. Applicable legislation typically requires periodic disclosure concerning the corporation that controls the registered insurer and the other companies in the holding company system and prior approval of intercorporate services and transfers of assets (including in some instances payment of dividends by the insurance subsidiary) within the holding company system. AIG's subsidiaries are registered under such legislation in those states that have such requirements.

AIG's insurance subsidiaries, in common with other insurers, are subject to regulation and supervision by the states and by other jurisdictions in which they do business. Within the United States, the method of such regulation varies but generally has its source in statutes that delegate regulatory and supervisory powers to an insurance official. The regulation and supervision relate primarily to approval of policy forms and rates, the standards of solvency that must be met and maintained, including risk-based capital, the licensing of insurers and their agents, the nature of and limitations on investments, restrictions on the size of risks that may be insured under a single policy, deposits of securities for the benefit of policyholders, requirements for acceptability of reinsurers, periodic examinations of the affairs of insurance companies, the form and content of reports of financial condition required to be filed, and reserves for unearned premiums, losses and other purposes. In general, such regulation is for the protection of policyholders rather than the equity owners of these companies.

AIG has taken various steps to enhance the capital positions of the Domestic General Insurance companies. AIG entered into capital maintenance agreements with the Domestic General Insurance companies that set forth procedures through which AIG will provide ongoing capital support. Also, in order to allow the Domestic General Insurance companies to record as an admitted asset at December 31, 2007 certain reinsurance ceded to non-U.S. reinsurers (which has the effect of increasing the statutory surplus of such Domestic General Insurance companies), AIG obtained and entered into reimbursement agreements for approximately $1.8 billion of letters of credit issued by several commercial banks in favor of certain Domestic General Insurance companies.

In the U.S., Risk-Based Capital (RBC) is designed to measure the adequacy of an insurer's statutory surplus in relation to the risks inherent in its business. Thus, inadequately capitalized general and life insurance companies may be identified. The U.S. RBC formula develops a risk-adjusted target level of statutory surplus by applying certain factors to various asset, premium and reserve items. Higher factors are applied to more risky items and lower factors are applied to less risky items. Thus, the target level of statutory surplus varies not only as a result of the insurer's size, but also based on the risk profile of the insurer's operations.

The RBC Model Law provides for four incremental levels of regulatory attention for insurers whose surplus is below the calculated RBC target. These levels of attention range in severity from requiring the insurer to submit a plan for corrective action to placing the insurer under regulatory control.

The statutory surplus of each of AIG's Domestic General Insurance and Life Insurance subsidiaries exceeded their RBC target levels as of December 31, 2007.

To the extent that any of AIG's insurance entities would fall below prescribed levels of statutory surplus, it would be AIG's intention to provide appropriate capital or other types of support to that entity.

A substantial portion of AIG's General Insurance business and a majority of its Life Insurance business is carried on in foreign countries. The degree of regulation and supervision in foreign jurisdictions varies. Generally, AIG, as well as the underwriting companies operating in such jurisdictions, must satisfy local regulatory requirements. Licenses issued by foreign authorities to AIG subsidiaries are subject to modification or revocation by such authorities, and these subsidiaries could be prevented from conducting business in certain of the jurisdictions where they currently operate. In the past, AIG has been allowed to modify its operations to conform with new licensing requirements in most jurisdictions.

In addition to licensing requirements, AIG's foreign operations are also regulated in various jurisdictions with respect to currency, policy language and terms, advertising, amount and type of security deposits, amount and type of reserves, amount and type of capital to be held, amount and type of local investment and the share of profits to be returned to policyholders on participating policies. Some foreign countries regulate rates on various types of policies. Certain countries have established reinsurance institutions, wholly or partially owned by the local government, to which admitted insurers are obligated to cede a portion of their business on terms that may not always allow foreign insurers, including AIG subsidiaries, full compensation. In some countries, regulations governing constitution of technical reserves and remittance balances may hinder remittance of profits and repatriation of assets.

See Management's Discussion and Analysis of Financial Condition and Results of Operations — Capital Resources and Liquidity — Regulation and Supervision and Note 15 to Consolidated Financial Statements.

Competition

AIG's Insurance, Financial Services and Asset Management businesses operate in highly competitive environments, both domestically and overseas. Principal sources of competition are insurance companies, banks, investment banks and other non-bank financial institutions.

The insurance industry in particular is highly competitive. Within the United States, AIG's General Insurance subsidiaries compete with approximately 3,400 other stock companies, specialty insurance organizations, mutual companies and other underwriting organizations. AIG's subsidiaries offering Life Insurance & Retirement Services compete in the United States with approximately 2,100 life insurance companies and other participants in related financial services fields. Overseas, AIG subsidiaries compete for business with foreign insurance operations of the larger U.S. insurers, global insurance groups and local companies in particular areas in which they are active.

Directors and Executive Officers of AIG

All directors of AIG are elected for one-year terms at the annual meeting of shareholders. All executive officers are elected to one-year terms, but serve at the pleasure of the Board of Directors.

Except as hereinafter noted, each of the executive officers has, for more than five years, occupied an executive position with AIG or companies that are now its subsidiaries. Other than the employment contracts between AIG and Messrs. Sullivan and Bensinger, there are no other arrangements or understandings between any executive officer and any other person pursuant to which the executive officer was elected to such position. From January 2000 until joining AIG in May 2004, Dr. Frenkel served as Chairman of Merrill Lynch International, Inc. Prior to joining AIG in September 2006, Ms. Kelly served as Executive Vice President and General Counsel of MCI/WorldCom. Previously, she was Senior Vice President and General Counsel of Sears, Roebuck and Co. from 1999 to 2003. From June 2004 until joining AIG in May 2007, Mr. Kaslow was a managing partner of QuanStar Group, LLC (an advisory services firm), and, from January 2002 until May 2004, Mr. Kaslow was Senior Executive Vice President of Human Resources for Vivendi Universal (an entertainment and telecommunications company).

Set forth below is information concerning the directors and executive officers of AIG as of February 28, 2008.

Name	Title	Age	Served as Director or Officer Since
Stephen F. Bollenbach	Director	65	2008
Marshall A. Cohen	Director	72	1992
Martin S. Feldstein	Director	68	1987
Ellen V. Futter	Director	58	1999
Stephen L. Hammerman	Director	69	2005
Richard C. Holbrooke	Director	66	2001
Fred H. Langhammer	Director	64	2006
George L. Miles, Jr.	Director	66	2005
Morris W. Offit	Director	71	2005
James F. Orr III	Director	64	2006
Virginia M. Rometty	Director	50	2006
Martin J. Sullivan	Director, President and Chief Executive Officer	53	2002
Michael H. Sutton	Director	67	2005
Edmund S. W. Tse	Director, Senior Vice Chairman – Life Insurance	70	1996
Robert B. Willumstad	Director and Chairman	62	2006
Frank G. Zarb	Director	73	2001
Jacob A. Frenkel	Vice Chairman – Global Economic Strategies	64	2004
Frank G. Wisner	Vice Chairman – External Affairs	69	1997
Steven J. Bensinger	Executive Vice President and Chief Financial Officer	53	2002
Anastasia D. Kelly	Executive Vice President, General Counsel and Senior Regulatory and Compliance Officer	58	2006
Rodney O. Martin, Jr.	Executive Vice President – Life Insurance	55	2002
Kristian P. Moor	Executive Vice President – Domestic General Insurance	48	1998
Win J. Neuger	Executive Vice President and Chief Investment Officer	58	1995
Robert M. Sandler	Executive Vice President – Domestic Personal Lines	65	1980
Nicholas C. Walsh	Executive Vice President – Foreign General Insurance	57	2005
Jay S. Wintrob	Executive Vice President – Retirement Services	50	1999
William N. Dooley	Senior Vice President – Financial Services	55	1992
David L. Herzog	Senior Vice President and Comptroller	48	2005
Andrew J. Kaslow	Senior Vice President and Chief Human Resources Officer	57	2007
Robert E. Lewis	Senior Vice President and Chief Risk Officer	56	1993
Brian T. Schreiber	Senior Vice President – Strategic Planning	42	2002

Item 1A. Risk Factors

Casualty Insurance Underwriting and Reserves

Casualty insurance liabilities are difficult to predict and may exceed the related reserves for losses and loss expenses. Although AIG annually reviews the adequacy of the established reserve for losses and loss expenses, there can be no assurance that AIG's loss reserves will not develop adversely and have a material effect on AIG's results of operations. Estimation of ultimate net losses, loss expenses and loss reserves is a complex process for long-tail casualty lines of business, which include excess and umbrella liability, D&O, professional liability, medical malpractice, workers compensation, general liability, products liability and related classes, as well as for asbestos and environmental exposures. Generally, actual historical loss development factors are used to project future loss development. However, there can be no assurance that future loss development patterns will be the same as in the past. Moreover, any deviation in loss cost trends or in loss development factors might not be discernible for an extended period of time subsequent to the recording of the initial loss reserve estimates for any accident year. Thus, there is the potential for reserves with respect to a number of years to be significantly affected by changes in loss cost trends or loss development factors that were relied upon in setting the reserves. These changes in loss cost trends or loss development factors could be attributable to changes in inflation or in the judicial environment, or in other social or economic phenomena affecting claims, such as the effects that the recent disruption in the credit markets could have on reported claims under D&O or professional liability coverages. See also Management's Discussion and Analysis of Financial Condition and Results of Operations — Operating Review — General Insurance Operations — Reserve for Losses and Loss Expenses.

Credit Market Environment

AIG's businesses may continue to be adversely affected by the current disruption in the global credit markets and repricing of credit risk. During the second half of 2007, disruption in the global credit markets, coupled with the repricing of credit risk, and the U.S. housing market deterioration created increasingly difficult conditions in the financial markets. These conditions have resulted in greater volatility, less liquidity, widening of credit spreads and a lack of price transparency in certain markets. These conditions continue to adversely affect Mortgage Guaranty's results of operations and the fair value of the AIGFP super senior credit default swap portfolio and contribute to higher levels of finance receivables delinquencies at AGF and to the severe and rapid decline in the fair value of certain investment securities, particularly those backed by U.S. residential mortgage loans. It is difficult to predict how long these conditions will exist and how AIG's markets, products and businesses will continue to be adversely affected. Accordingly, these conditions could adversely affect AIG's consolidated financial condition or results of operations in future periods. In addition, litigation and regulatory or governmental investigations and inquiries have been commenced against AIG related to these events and AIG may become subject to further litigation and regulatory or governmental scrutiny as a result of these events.

Risk Management

AIG is exposed to a number of significant risks, and AIG's risk management processes and controls may not be fully effective in mitigating AIG's risk exposures in all market conditions and to all types of risk. The major risks to which AIG is exposed include: credit risk, market risk, operational risk, liquidity risk and insurance risk. AIG has devoted significant resources to the development and implementation of risk management processes and controls across AIG's operations, including by establishing review and oversight committees to monitor risks, setting limits and identifying risk mitigating strategies and techniques. Nonetheless, these procedures may not be fully effective in mitigating risk exposure in all market conditions, some of which change rapidly and severely. A failure of AIG's risk management processes or the ineffectiveness of AIG's risk mitigating strategies and techniques could adversely affect, perhaps materially, AIG's consolidated results of operations, liquidity or financial condition, result in regulatory action or litigation or damage AIG's reputation. See Management's Discussion and Analysis of Financial Condition and Results of Operations — Risk Management.

Liquidity

AIG's liquidity could be impaired by an inability to access the capital markets or by unforeseen significant outflows of cash. This situation may arise due to circumstances that AIG may be unable to control, such as a general market disruption or an operational problem that affects third parties or AIG. In addition, this situation may arise due to circumstances specific to AIG, such as a decline in its credit ratings. AIG depends on dividends, distributions and other payments from its subsidiaries to fund dividend payments and to fund payments on AIG's obligations, including debt obligations. Regulatory and other legal restrictions may limit AIG's ability to transfer funds freely, either to or from its subsidiaries. In particular, many of AIG's subsidiaries, including AIG's insurance subsidiaries, are subject to laws and regulations that authorize regulatory bodies to block or reduce the flow of funds to the parent holding company, or that prohibit such transfers altogether in certain circumstances. These laws and regulations may hinder AIG's ability to access funds that AIG may need to make payments on its obligations. See also Item 1. Business — Regulation.

Some of AIG's investments are relatively illiquid and would be difficult to sell, or to sell at acceptable prices, if AIG required cash in amounts greater than its customary needs. AIG's investments in certain securities, including certain structured securities, direct private equities, limited partnerships, hedge funds, mortgage loans, flight equipment, finance receivables and real estate are relatively illiquid. These asset classes represented approximately 23 percent of the carrying value of AIG's total cash and invested assets as of December 31, 2007. In addition, the current disruption in the credit markets has affected the liquidity of other AIG portfolios including the residential mortgage-backed securities portfolio. If AIG requires significant amounts of cash on short notice in excess of normal cash requirements or is required to post or return collateral in connection with its investment portfolio, derivative transactions or securities lending activities, then AIG may have difficulty selling these investments or terminating these transactions in a timely manner or may be forced to sell or terminate them for less than what AIG might otherwise have been able to, or both. Although AIGFP has no current intent to do so, if AIGFP sells or closes out its derivative transactions prior to maturity, the effect could be significant to AIG's overall liquidity.

AIG's liquidity may be adversely affected by requirements to post collateral. Certain of the credit default swaps written by AIGFP contain collateral posting requirements. The amount of collateral required to be posted for most of these transactions is determined based on the value of the security or loan referenced in the documentation for the credit default swap. Continued declines in the values of these referenced securities or loans will increase the amount of collateral AIGFP must post which could impair AIG's liquidity.

See also Management's Discussion and Analysis of Financial Condition and Results of Operations — Capital Resources and Liquidity — Liquidity.

Investment Concentration

Concentration of AIG's investment portfolios in any particular segment of the economy may have adverse effects. Any concentration of AIG's investment portfolios in any particular industry, group of related industries, asset classes, such as residential mortgage-backed securities and other asset-backed securities, or geographic sector could have an adverse effect on the investment portfolios and consequently on AIG's consolidated results of operations or financial condition. While AIG seeks to mitigate this risk by having a broadly diversified portfolio, events or developments that have a negative effect on any particular industry, asset class, group of related industries or geographic region may have a greater adverse effect on the investment portfolios to the extent that the portfolios are concentrated. Further, AIG's ability to sell assets relating to such particular groups of related assets may be limited if other market participants are seeking to sell at the same time.

Credit Ratings

Ratings actions regarding AIG could adversely affect AIG's business and its consolidated results of operations. Following AIG's filing with the SEC on February 11, 2008 of a Current Report on Form 8-K regarding the valuation of AIGFP's super senior credit default swap portfolio and reporting the conclusion by AIG's independent auditors that AIG had a material weakness in internal control over financial reporting and oversight relating to this valuation, the following credit rating actions were taken:

- Standard & Poor's, a division of The McGraw-Hill Companies, Inc. (S&P) affirmed its 'AA' counterparty credit ratings on AIG and its 'AA+' counterparty credit and financial strength ratings on AIG's core subsidiaries, but revised the rating outlook to negative. In addition, S&P revised its rating outlook on ILFC's corporate credit rating (AA-) to negative. A negative ratings outlook by S&P indicates that a rating may be lowered, but is not necessarily a precursor of a ratings change.
- Moody's Investors Service (Moody's) changed its rating outlook for AIG and its subsidiaries that have substantial exposure to the U.S. subprime mortgage market or whose ratings rely on significant explicit or implicit support from AIG to negative. Moody's rates AIG 'Aa2' and nearly all of its insurance subsidiaries either 'Aa1' or 'Aa2'. A negative ratings outlook by Moody's indicates that a rating may be lowered, but is not necessarily a precursor of a ratings change.
- Fitch Ratings (Fitch) placed AIG's and its subsidiaries' long-term debt ratings (AA), including ILFC (A+) and AGF (A+), on Rating Watch Negative. Rating Watch Negative indicates that a rating has been placed on active rating watch status. Fitch indicated that it expects to resolve the Rating Watch after it reviews AIG's 2007 audited financial statements.
- A.M. Best Company (A.M. Best) placed most of its financial strength and issuer credit ratings on AIG's domestic Life Insurance and Retirement Services (A++) and Domestic General Insurance subsidiaries (including Transatlantic) (A+), as well as AIG's issuer credit rating (AA), under review with negative implications. A.M. Best indicated that following a detailed review of AIG's 2007 audited financial statements and further discussion with AIG management, it will re-evaluate the "under review" rating status.

Financial strength and credit ratings by the major ratings agencies are an important factor in establishing the competitive position of insurance companies and other financial institutions and affect the availability and cost of borrowings. Financial strength ratings measure an insurance company's ability to meet its obligations to contract holders and policyholders, help to maintain public confidence in a company's products, facilitate marketing of products and enhance a company's competitive position. Credit ratings measure a company's ability to repay its obligations and directly affect the cost and availability to that company of unsecured financing. AIG's ratings have historically provided it with a competitive advantage. However, a ratings downgrade could adversely affect AIG's business and its consolidated results of operations in a number of ways, including:

- increasing AIG's interest expense;
- reducing AIGFP's ability to compete in the structured products and derivatives businesses;
- reducing the competitive advantage of AIG's insurance subsidiaries, which may result in reduced product sales;
- adversely affecting relationships with agents and sales representatives;
- in the case of a downgrade of AGF or ILFC, increasing their interest expense and reducing their ability to compete in their respective businesses; and
- triggering the application of a termination provision in certain of AIG's contracts, principally agreements entered into by AIGFP and assumed reinsurance contracts entered into by Transatlantic.

In the event of a downgrade of AIG, AIG would be required to post additional collateral. It is estimated that, as of the close of business on February 14, 2008, based on AIG's outstanding municipal GIAs and financial derivatives transactions as of such date, a further downgrade of AIG's long-term senior debt ratings to Aa3 by Moody's or AA- by S&P would permit counterparties to call for approximately $1.39 billion of additional collateral. Further, additional downgrades could result in requirements for substantial additional collateral, which could have a material effect on how AIG manages its liquidity. For a further discussion of AIG's credit ratings and the potential effect of posting collateral on AIG's liquidity, see Management's Discussion and Analysis of Financial Condition and Results of Operations — Capital Resources and Liquidity — Credit Ratings and — Liquidity.

Catastrophe Exposures

The occurrence of catastrophic events could adversely affect AIG's consolidated financial condition or results of operations. The occurrence of events such as hurricanes, earthquakes, pandemic disease, acts of terrorism and other catastrophes could adversely affect AIG's consolidated financial condition or results of operations, including by exposing AIG's businesses to the following:

- widespread claim costs associated with property, workers compensation, mortality and morbidity claims;
- loss resulting from the value of invested assets declining to below the amount required to meet the policy and contract liabilities; and
- loss resulting from actual policy experience emerging adversely in comparison to the assumptions made in the product pricing related to mortality, morbidity, termination and expenses.

Reinsurance

Reinsurance may not be available or affordable. AIG subsidiaries are major purchasers of reinsurance and utilize reinsurance as part of AIG's overall risk management strategy. Reinsurance is an important risk management tool to manage transaction and insurance line risk retention, and to mitigate losses that may arise from catastrophes. Market conditions beyond AIG's control determine the availability and cost of the reinsurance purchased by AIG subsidiaries. For example, reinsurance may be more difficult to obtain after a year with a large number of major catastrophes. Accordingly, AIG may be forced to incur additional expenses for reinsurance or may be unable to obtain sufficient reinsurance on acceptable terms, in which case AIG would have to accept an increase in exposure risk, reduce the amount of business written by its subsidiaries or seek alternatives.

Reinsurance subjects AIG to the credit risk of its reinsurers and may not be adequate to protect AIG against losses. Although reinsurance makes the reinsurer liable to the AIG subsidiary to the extent the risk is ceded subject to the terms and conditions of the reinsurance contracts in place, it does not relieve the AIG subsidiary of the primary liability to its policyholders. Accordingly, AIG bears credit risk with respect to its subsidiaries' reinsurers to the extent not mitigated by collateral or other credit enhancements. A reinsurer's insolvency or inability or refusal to make timely payments under the terms of its agreements with the AIG subsidiaries could have a material adverse effect on AIG's results of operations and liquidity. See also Management's Discussion and Analysis of Financial Condition and Results of Operations — Risk Management — Reinsurance.

Adjustments to Life Insurance & Retirement Services Deferred Policy Acquisition Costs

Interest rate fluctuations and other events may require AIG subsidiaries to accelerate the amortization of deferred policy acquisition costs (DAC) which could adversely affect AIG's consolidated financial condition or results of operations. DAC represents the costs that vary with and are related primarily to the acquisition of new and renewal insurance and annuity contracts. When interest rates rise, policy loans and surrenders and withdrawals of life insurance policies and annuity contracts may increase as policyholders seek to buy products with perceived higher returns, requiring AIG subsidiaries to accelerate the amortization of DAC. To the extent such amortization exceeds surrender or other charges earned upon surrender and withdrawals of certain life insurance policies and annuity contracts, AIG's results of operations could be negatively affected.

DAC for both insurance-oriented and investment-oriented products as well as retirement services products is reviewed for recoverability, which involves estimating the future profitability of current business. This review involves significant management judgment. If the actual emergence of future profitability were to be substantially lower than estimated, AIG could be required to accelerate its DAC amortization and such acceleration could adversely affect AIG's results of operations. See also Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Estimates and Notes 1 and 6 to Consolidated Financial Statements.

Use of Estimates

If actual experience differs from management's estimates used in the preparation of financial statements, AIG's consolidated results of operations or financial condition could be adversely affected. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the application of accounting policies that often involve a significant degree of judgment. AIG considers that its accounting policies that are most dependent on the application of estimates and assumptions, and therefore viewed as critical accounting estimates, are those described in Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Estimates. These accounting estimates require the use of assumptions, some of which are highly uncertain at the time of estimation. For example, recent market volatility and declines in liquidity have made it more difficult to value certain of AIG's invested assets and the obligations and collateral relating to certain financial instruments issued or held by AIG, such as

AIGFP's super senior credit default swap portfolio. To the extent actual experience differs from the assumptions used, AIG's consolidated results of operations or financial condition would be directly affected, perhaps materially.

Legal Proceedings

Significant legal proceedings may adversely affect AIG's results of operations. AIG is party to numerous legal proceedings and regulatory or governmental investigations. It is possible that the effect of these unresolved matters could be material to AIG's consolidated results of operations for an individual reporting period. For a discussion of these unresolved matters, see Item 3. Legal Proceedings.

Foreign Operations

Foreign operations expose AIG to risks that may affect its operations, liquidity and financial condition. AIG provides insurance, investment and other financial products and services to both businesses and individuals in more than 130 countries and jurisdictions. A substantial portion of AIG's General Insurance business and a majority of its Life Insurance & Retirement Services business is conducted outside the United States. Operations outside of the United States, particularly those in developing nations, may be affected by regional economic downturns, changes in foreign currency exchange rates, political upheaval, nationalization and other restrictive government actions, which could also affect other AIG operations.

The degree of regulation and supervision in foreign jurisdictions varies. Generally, AIG, as well as its subsidiaries operating in such jurisdictions, must satisfy local regulatory requirements. Licenses issued by foreign authorities to AIG subsidiaries are subject to modification and revocation. Thus, AIG's insurance subsidiaries could be prevented from conducting future business in certain of the jurisdictions where they currently operate. Adverse actions from any single country could adversely affect AIG's results of operations, liquidity and financial condition depending on the magnitude of the event and AIG's net financial exposure at that time in that country.

Regulation

AIG is subject to extensive regulation in the jurisdictions in which it conducts its businesses. AIG's operations around the world are subject to regulation by different types of regulatory authorities, including insurance, securities, investment advisory, banking and thrift regulators in the United States and abroad. AIG's operations have become more diverse and consumer-oriented, increasing the scope of regulatory supervision and the possibility of intervention. In particular, AIG's consumer lending business is subject to a broad array of laws and regulations governing lending practices and permissible loan terms, and AIG would expect increased regulatory oversight relating to this business.

The regulatory environment could have a significant effect on AIG and its businesses. Among other things, AIG could be fined, prohibited from engaging in some of its business activities or subject to limitations or conditions on its business activities. Significant regulatory action against AIG could have material adverse financial effects, cause significant reputational harm or harm business prospects. New laws or regulations or changes in the enforcement of existing laws or regulations applicable to clients may also adversely affect AIG and its businesses.

A Material Weakness

A material weakness in internal control over financial reporting and oversight relating to the AIGFP valuation of its super senior credit default swap portfolio could adversely affect the accuracy or timing of future regulatory filings. AIG's management has concluded that a material weakness relating to the internal control over financial reporting and oversight relating to the fair value valuation of the AIGFP super senior credit default swap portfolio existed as of December 31, 2007. Until remediated, this weakness could adversely affect the accuracy or timing of future filings with the SEC and other regulatory authorities. A discussion of this material weakness and AIG's remediation efforts can be found in Item 9A. Controls and Procedures — Management's Report on Internal Control Over Financial Reporting.

Employee Error and Misconduct

Employee error and misconduct may be difficult to detect and prevent and may result in significant losses. Losses may result from, among other things, fraud, errors, failure to document transactions properly or to obtain proper internal authorization or failure to comply with regulatory requirements.

There have been a number of highly publicized cases involving fraud or other misconduct by employees in the financial services industry in recent years, and AIG runs the risk that employee misconduct could occur. It is not always possible to deter or prevent employee misconduct and the controls that AIG has in place to prevent and detect this activity may not be effective in all cases.

Aircraft Suppliers

There are limited suppliers of aircraft and engines. The supply of jet transport aircraft, which ILFC purchases and leases, is dominated by two airframe manufacturers, Boeing and Airbus, and a limited number of engine manufacturers. As a result, ILFC is dependent on the manufacturers' success in remaining financially stable, producing aircraft and related components which meet the airlines' demands, both in type and quantity, and fulfilling their contractual obligations to ILFC. Competition between the manufacturers for market share is intense and may lead to instances of deep discounting for certain aircraft types and could negatively affect ILFC's competitive pricing.

Item 1B. Unresolved Staff Comments

There are no material unresolved written comments that were received from the SEC staff 180 days or more before the end of AIG's fiscal year relating to AIG's periodic or current reports under the Exchange Act.

Item 2. Properties

AIG and its subsidiaries operate from approximately 2,100 offices in the United States, 6 offices in Canada and numerous offices in approximately 100 foreign countries. The offices in Greensboro and Winston-Salem, North Carolina; Springfield, Illinois; Amarillo, Ft. Worth, Houston and Lewisville, Texas; Wilmington, Delaware; San Juan, Puerto Rico; Tampa, Florida; Livingston, New Jersey; Evansville, Indiana; Nashville, Tennessee; 70 Pine Street, 72 Wall Street and 175 Water Street in New York, New York; and offices in more than 30 foreign countries and jurisdictions including Bermuda, Chile, Hong Kong, the Philippines, Japan, the U.K., Singapore, Malaysia, Switzerland, Taiwan and Thailand are located in buildings owned by AIG and its subsidiaries. The remainder of the office space utilized by AIG subsidiaries is leased.

Item 3. Legal Proceedings

General

AIG and its subsidiaries, in common with the insurance industry in general, are subject to litigation, including claims for punitive damages, in the normal course of their business. See also Note 12(a) to Consolidated Financial Statements, as well as the discussion and analysis of Reserve for Losses and Loss Expenses under Operating Review — General Insurance Operations in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Litigation Arising from Operations. AIG and its subsidiaries, in common with the insurance and financial services industries in general, are subject to litigation, including claims for punitive damages, in the normal course of their business. In AIG's insurance operations, litigation arising from claims settlement activities is generally considered in the establishment of AIG's reserve for losses and loss expenses. However, the potential for increasing jury awards and settlements makes it difficult to assess the ultimate outcome of such litigation.

Litigation Arising from Insurance Operations — Caremark. AIG and certain of its subsidiaries have been named defendants in two putative class actions in state court in Alabama that arise out of the 1999 settlement of class and derivative litigation involving Caremark Rx, Inc. (Caremark). The plaintiffs in the second-filed action have intervened in the first-filed action, and the second-filed action has been dismissed. An excess policy issued by a subsidiary of AIG with respect to the 1999 litigation was expressly stated to be without limit of liability. In the current actions, plaintiffs allege that the judge approving the 1999 settlement was misled as to the extent of available insurance coverage and would not have approved the settlement had he known of the existence and/or unlimited nature of the excess policy. They further allege that AIG, its subsidiaries, and Caremark are liable for fraud and suppression for misrepresenting and/or concealing the nature and extent of coverage. In addition, the intervenor-plaintiffs allege that various lawyers and law firms who represented parties in the underlying class and derivative litigation (the "Lawyer Defendants") are also liable for fraud and suppression, misrepresentation, and breach of fiduciary duty. The complaints filed by the plaintiffs and the intervenor-plaintiffs request compensatory damages for the 1999 class in the amount of $3.2 billion, plus punitive damages. AIG and its subsidiaries deny the allegations of fraud and suppression and have asserted that information concerning the excess policy was publicly disclosed months prior to the approval of the settlement. AIG and its subsidiaries further assert that the current claims are barred by the statute of limitations and that plaintiffs' assertions that the statute was tolled cannot stand against the public disclosure of the excess coverage. The plaintiffs and intervenor-plaintiffs, in turn, have asserted that the disclosure was insufficient to inform them of the nature of the coverage and did not start the running of the statute of limitations. On November 26, 2007, the trial court issued an order that dismissed the intervenors' complaint against the Lawyer Defendants and entered a final judgment in favor of the Lawyer Defendants. The intervenors are appealing the dismissal of the Lawyer Defendants and have requested a stay of all trial court proceedings pending the appeal. If the motion to stay is granted, no further proceedings at the trial court level will occur until the appeal is resolved. If the motion to stay is denied, the next step will be to proceed with class discovery so that the trial court can determine, under standards mandated by the Alabama Supreme Court, whether the action should proceed as a class action. AIG cannot reasonably estimate either the likelihood of its prevailing in these actions or the potential damages in the event liability is determined.

Litigation Arising from Insurance Operations — Gunderson. A subsidiary of AIG has been named as a defendant in a putative class action lawsuit in the 14th Judicial District Court for the State of Louisiana (Gunderson). The *Gunderson* complaint alleges failure to comply with certain provisions of the Louisiana Any Willing Provider Act (the Act) relating to discounts taken by defendants on bills submitted by Louisiana medical providers and hospitals that provided treatment or services to workers compensation claimants and seeks monetary penalties and injunctive relief. On July 20, 2006, the court denied defendants' motion for summary judgment and granted plaintiffs' partial motion for summary judgment, holding that the AIG subsidiary was a "group purchaser" and, therefore, potentially subject to liability under the Act. On November 28, 2006, the court issued an order certifying a class of providers and hospitals. In an unrelated action also arising under the Act, a Louisiana appellate court ruled that the district court lacked jurisdiction to adjudicate the claims at issue. In response, defendants in *Gunderson* filed an exception for lack of subject matter jurisdiction. On January 19, 2007, the court denied the motion, holding that it has jurisdiction over the putative class claims. The AIG subsidiary appealed the class certification and jurisdictional rulings. While the appeal was pending, the AIG subsidiary settled the lawsuit. On January 25, 2008, plaintiffs and the AIG subsidiary agreed to resolve the lawsuit on a class-wide basis for approximately $29 million. The court has preliminarily approved the settlement and will hold a final approval hearing on May 29, 2008. In the event that the settlement is not finally approved, AIG believes that it has meritorious defenses to plaintiffs' claims and expects that the ultimate resolution of this matter will not have a material adverse effect on AIG's consolidated financial condition or results of operations for any period.

2006 Regulatory Settlements. In February 2006, AIG reached a resolution of claims and matters under investigation with the United States Department of Justice (DOJ), the Securities and Exchange Commission (SEC), the Office of the New York Attorney General (NYAG) and the New York State Department of Insurance (DOI). AIG recorded an after-tax charge of $1.15 billion relating to these settlements in the fourth quarter of 2005.

The settlements resolved investigations conducted by the SEC, NYAG and DOI in connection with the accounting, financial reporting and insurance brokerage practices of AIG and its subsidiaries, as well as claims relating to the underpayment of certain workers compensation premium taxes and other assessments. These settlements did not, however, resolve investigations by regulators from other states into insurance brokerage practices related to contingent commissions and other broker-related conduct, such as alleged bid rigging. Nor did the settlements resolve any obligations that AIG may have to state guarantee funds in connection with any of these matters.

As a result of these settlements, AIG made payments or placed amounts in escrow in 2006 totaling approximately $1.64 billion, $225 million of which represented fines and penalties. Amounts held in escrow totaling $347 million, including interest thereon, are included in other assets at December 31, 2007. At that date, approximately $330 million of the funds were escrowed for settlement of claims resulting from the underpayment by AIG of its residual market assessments for workers compensation. On May 24, 2007, The National Workers Compensation Reinsurance Pool, on behalf of its participant members, filed a lawsuit against AIG with respect to the underpayment of such assessments. On August 6, 2007, the court denied AIG's motion seeking to dismiss or stay the complaint or in the alternative, to transfer to the Southern District of New York. On December 26, 2007, the court denied AIG's motion to dismiss the complaint. AIG filed its answer on January 22, 2008. On February 5, 2008, following agreement of the parties, the court entered an order staying all proceedings through March 3, 2008. In addition, a similar lawsuit filed by the Minnesota Workers Compensation Reinsurance Association and the Minnesota Workers Compensation Insurers Association is pending. On August 6, 2007, AIG moved to dismiss the complaint and that motion is under review. A purported class action was filed in South Carolina Federal Court on January 25, 2008 against AIG and certain of its subsidiaries, on behalf of a class of employers that obtained workers compensation insurance from AIG companies and allegedly paid inflated premiums as a result of AIG's alleged underreporting of workers compensation premiums. AIG cannot currently estimate whether the amount ultimately required to settle these claims will exceed the funds escrowed or otherwise accrued for this purpose.

AIG has settled litigation that was filed by the Minnesota Attorney General with respect to claims by the Minnesota Department of Revenue and the Minnesota Special Compensation Fund.

The National Association of Insurance Commissioners has formed a Market Analysis Working Group directed by the State of Indiana, which has commenced its own investigation into the underreporting of workers compensation premiums. In early 2008, AIG was informed that the Market Analysis Working Group had been disbanded in favor of a multi-state targeted market conduct exam focusing on worker's compensation insurance.

The remaining escrowed funds, which amounted to $17 million at December 31, 2007, are set aside for settlements for certain specified AIG policyholders. As of February 20, 2008, eligible policyholders entitled to receive approximately $359 million (or 95 percent) of the excess casualty fund had opted to receive settlement payments in exchange for releasing AIG and its subsidiaries from liability relating to certain insurance brokerage practices. Amounts remaining in the excess casualty fund may be used by AIG to settle claims from other policyholders relating to such practices through February 29, 2008 (originally set for January 31, 2008 and later extended), after which they will be distributed pro rata to participating policyholders.

In addition to the escrowed funds, $800 million was deposited into a fund under the supervision of the SEC as part of the settlements to be available to resolve claims asserted against AIG by investors, including the shareholder lawsuits described herein.

Also, as part of the settlements, AIG agreed to retain, for a period of three years, an independent consultant to conduct a review that will include, among other things, the adequacy of AIG's internal control over financial reporting, the policies, procedures and effectiveness of AIG's regulatory, compliance and legal functions and the remediation plan that AIG has implemented as a result of its own internal review.

Other than as described above, at the current time, AIG cannot predict the outcome of the matters described above, or estimate any potential additional costs related to these matters.

Private Litigation

Securities Actions. Beginning in October 2004, a number of putative securities fraud class action suits were filed against AIG and consolidated as *In re American International Group, Inc. Securities Litigation.* Subsequently, a separate, though similar, securities fraud action was also brought against AIG by certain Florida pension funds. The lead plaintiff in the class action is a group of public retirement systems and pension funds benefiting Ohio state employees, suing on behalf of themselves and all purchasers of AIG's publicly traded securities between October 28, 1999 and April 1, 2005. The named defendants are AIG and a number of present and former AIG officers and directors, as well as C.V. Starr & Co., Inc. (Starr), Starr International Company, Inc. (SICO), General Reinsurance Corporation, and PricewaterhouseCoopers LLP (PwC), among others. The lead plaintiff alleges, among other things, that AIG: (1) concealed that it engaged in anti-competitive conduct through alleged payment of contingent commissions to brokers and participation in illegal bid-rigging; (2) concealed that it used "income smoothing" products and other techniques to inflate its earnings; (3) concealed that it marketed and sold "income smoothing" insurance products to other companies; and (4) misled investors about the scope of government investigations. In addition, the lead plaintiff alleges that AIG's former Chief Executive Officer manipulated AIG's stock price. The lead plaintiff asserts claims for violations of Sections 11 and 15 of the Securities Act of 1933, Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder, Section 20(a) of the Exchange Act, and Section 20A of the Exchange Act. In April 2006, the court denied the defendants' motions to dismiss the second amended class action complaint and the Florida complaint. In December 2006, a third amended class action complaint was filed, which does not differ substantially from the prior complaint. Fact and class discovery is currently ongoing. On February 20, 2008, the lead plaintiff filed a motion for class certification.

ERISA Action. Between November 30, 2004 and July 1, 2005, several Employee Retirement Income Security Act of 1974 (ERISA) actions were filed on behalf of purported class of participants and beneficiaries of three pension plans sponsored by AIG or its subsidiaries. A consolidated complaint filed on September 26, 2005 alleges a class period between September 30, 2000 and May 31, 2005 and names as defendants AIG, the members of AIG's Retirement Board and the Administrative Boards of the plans at issue, and four present or former members of AIG's Board of Directors. The factual allegations in the complaint are essentially identical to those in the securities actions described above. The parties have reached an agreement in principle to settle this matter for an amount within AIG's insurance coverage limits.

Securities Action — Oregon State Court. On February 27, 2008, The State of Oregon, by and through the Oregon State Treasurer, and the Oregon Public Employee Retirement Board, on behalf of the Oregon Public Employee Retirement Fund, filed a lawsuit against American International Group, Inc. for damages arising out of plaintiffs' purchase of AIG common stock at prices that allegedly were inflated. Plaintiffs allege, among other things, that AIG: (1) made false and misleading statements concerning its accounting for a $500 million transaction with General Re; (2) concealed that it marketed and misrepresented its control over off-shore entities in order to improve financial results; (3) improperly accounted for underwriting losses as investment losses in connection with transactions involving CAPCO Reinsurance Company, Ltd. and Union Excess; (4) misled investors about the scope of government investigations; and (5) engaged in market manipulation through its then Chairman and CEO Maurice R. Greenberg. The complaint asserts claims for violations of Oregon Securities Law, and seeks compensatory damages in an amount in excess of $15 million, and prejudgement interest and costs and fees.

Derivative Actions — Southern District of New York. On November 20, 2007, two purported shareholder derivative actions were filed in the Southern District of New York naming as defendants the then-current directors of AIG and certain senior officers of AIG and its subsidiaries. Plaintiffs assert claims for breach of fiduciary duty, waste of corporate assets and unjust enrichment, as well as violations of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder, and Section 20(a) of the Exchange Act, among other things, in connection with AIG's public disclosures regarding its exposure to what the lawsuits describe as the subprime market crisis. The actions were consolidated as *In re American International Group, Inc. 2007 Derivative Litigation.* On February 15, 2008, plaintiffs filed a consolidated amended complaint alleging the same causes of action.

Between October 25, 2004 and July 14, 2005, seven separate derivative actions were filed in the Southern District of New York, five of which were consolidated into a single action. The New York derivative complaint contains nearly the same types of allegations made in the securities fraud and ERISA actions described above. The named defendants include current and former officers and directors of AIG, as well as Marsh & McLennan Companies, Inc. (Marsh), SICO, Starr, ACE Limited and subsidiaries (ACE), General Reinsurance Corporation, PwC, and certain employees or officers of these entity defendants. Plaintiffs assert claims for breach of fiduciary duty, gross mismanagement, waste of corporate assets, unjust enrichment, insider selling, auditor breach of contract, auditor professional negligence and disgorgement from AIG's former Chief Executive Officer and Chief Financial Officer of incentive-based compensation and AIG share proceeds under Section 304 of the Sarbanes-Oxley Act, among others. Plaintiffs seek, among other things, compensatory damages, corporate governance reforms, and a voiding of the election of certain AIG directors. AIG's Board of Directors has appointed a special committee of independent directors (special committee) to review the matters asserted in the operative consolidated derivative complaint. The court has entered an order staying the derivative case in the Southern District of New York pending resolution of the consolidated derivative action in the Delaware Chancery Court (discussed below). The court also has entered an order that termination of certain named defendants from the Delaware derivative action applies to the New York derivative action without further order of the court. On October 17, 2007, plaintiffs and those AIG officer and director defendants against whom the shareholder plaintiffs in the Delaware action are no longer pursuing claims filed a stipulation providing for all claims in the New York action against such defendants to be dismissed with prejudice. Former directors and officers Maurice R. Greenberg and Howard I. Smith have asked the court to refrain from so ordering this stipulation.

Derivative Actions — Delaware Chancery Court. From October 2004 to April 2005, AIG shareholders filed five derivative complaints in the Delaware Chancery Court. All of these derivative lawsuits were consolidated into a single action as *In re American International Group, Inc. Consolidated Derivative Litigation.* The amended consolidated complaint named 43 defendants (not including nominal defendant AIG) who, like the New York consolidated derivative litigation, were current and former officers and directors of AIG, as well as other entities and certain of their current and former employees and directors. The factual allegations, legal claims and relief sought in the Delaware action are similar to those alleged in the New York derivative actions, except that shareholder plaintiffs in the Delaware derivative action assert claims only under state law. Earlier in 2007, the Court approved an agreement that AIG be realigned as plaintiff, and, on June 13,

2007, acting on the direction of the special committee, AIG filed an amended complaint against former directors and officers Maurice R. Greenberg and Howard I. Smith, alleging breach of fiduciary duty and indemnification. Also on June 13, 2007, the special committee filed a motion to terminate the litigation as to certain defendants, while taking no action as to others. Defendants Greenberg and Smith filed answers to AIG's complaint and brought third-party complaints against certain current and former AIG directors and officers, PwC and Regulatory Insurance Services, Inc. On September 28, 2007, AIG and the shareholder plaintiffs filed a combined amended complaint in which AIG continued to assert claims against defendants Greenberg and Smith and took no position as to the claims asserted by the shareholder plaintiffs in the remainder of the combined amended complaint. In that pleading, the shareholder plaintiffs are no longer pursuing claims against certain AIG officers and directors. In November 2007, the shareholder plaintiffs moved to sever their claims to a separate action. AIG joined the motion to the extent that, among other things, the claims against defendants Greenberg and Smith would remain in prosecution in the pending action. In addition, a number of parties, including AIG, filed motions to stay discovery. On February 12, 2008, the court granted AIG's motion to stay discovery pending the resolution of claims against AIG in the New York consolidated securities action. The court also denied plaintiff's motion to sever and directed the parties to coordinate a briefing schedule for the motions to dismiss.

A separate derivative lawsuit was filed in December 2002 in the Delaware Chancery Court against twenty directors and executives of AIG as well as against AIG as a nominal defendant that alleges, among other things, that the directors of AIG breached the fiduciary duties of loyalty and care by approving the payment of commissions to Starr and of rental and service fees to SICO and the executives breached their duty of loyalty by causing AIG to enter into contracts with Starr and SICO and their fiduciary duties by usurping AIG's corporate opportunity. The complaint further alleges that the Starr agencies did not provide any services that AIG was not capable of providing itself, and that the diversion of commissions to these entities was solely for the benefit of Starr's owners. The complaint also alleged that the service fees and rental payments made to SICO and its subsidiaries were improper. Under the terms of a stipulation approved by the Court on February 16, 2006, the claims against the outside independent directors were dismissed with prejudice, while the claims against the other directors were dismissed without prejudice. On October 31, 2005, defendants Greenberg, Matthews, Smith, SICO and Starr filed motions to dismiss the amended complaint. In an opinion dated June 21, 2006, the Court denied defendants' motion to dismiss, except with respect to plaintiff's challenge to payments made to Starr before January 1, 2000. On July 21, 2006, plaintiff filed its second amended complaint, which alleges that, between January 1, 2000 and May 31, 2005, individual defendants breached their duty of loyalty by causing AIG to enter into contracts with Starr and SICO and breached their fiduciary duties by usurping AIG's corporate opportunity. Starr is charged with aiding and abetting breaches of fiduciary duty and unjust enrichment for its acceptance of the fees. SICO is no longer named as a defendant. On April 20, 2007, the individual defendants and Starr filed a motion seeking leave of the Court to assert a cross-claim against AIG and a third-party complaint against PwC and the directors previously dismissed from the action, as well as certain other AIG officers and employees. On June 13, 2007, the Court denied the individual defendants' motion to file a third-party complaint, but granted the proposed cross-claim against AIG. On June 27, 2007, Starr filed its cross-claim against AIG, alleging one count that includes contribution, unjust enrichment and setoff. AIG has filed an answer and moved to dismiss Starr's cross-claim to the extent it seeks affirmative relief, as opposed to a reduction in the judgment amount. On November 15, 2007, the court granted AIG's motion to dismiss the cross-claim by Starr to the extent that it sought affirmative relief from AIG. On November 21, 2007, shareholder plaintiffs submitted a motion for leave to file their Third Amended Complaint in order to add Thomas Tizzio as a defendant. On February 14, 2008, the court granted this motion and allowed Mr. Tizzio until April 2008 to take additional discovery. Document discovery and depositions are otherwise complete.

Policyholder Actions. After the NYAG filed its complaint against insurance broker Marsh, policyholders brought multiple federal antitrust and Racketeer Influenced and Corrupt Organizations Act (RICO) class actions in jurisdictions across the nation against insurers and brokers, including AIG and a number of its subsidiaries, alleging that the insurers and brokers engaged in a broad conspiracy to allocate customers, steer business, and rig bids. These actions, including 24 complaints filed in different federal courts naming AIG or an AIG subsidiary as a defendant, were consolidated by the judicial panel on multi-district litigation and transferred to the United States District Court for the District of New Jersey for coordinated pretrial proceedings. The consolidated actions have proceeded in that court in two parallel actions, *In re Insurance Brokerage Antitrust Litigation* (the *First Commercial Complaint*) and *In re Employee Benefit Insurance Brokerage Antitrust Litigation* (the *First Employee Benefits Complaint*, and, together with the *First Commercial Complaint*, the multi-district litigation).

The plaintiffs in the *First Commercial Complaint* are nineteen corporations, individuals and public entities that contracted with the broker defendants for the provision of insurance brokerage services for a variety of insurance needs. The broker defendants are alleged to have placed insurance coverage on the plaintiffs' behalf with a number of insurance companies named as defendants, including AIG subsidiaries. The *First Commercial Complaint* also named ten brokers and fourteen other insurers as defendants (two of which have since settled). The *First Commercial Complaint* alleges that defendants engaged in a widespread conspiracy to allocate customers through "bid-rigging" and "steering" practices. The *First Commercial Complaint* also alleges that the insurer defendants permitted brokers to place business with AIG subsidiaries through wholesale intermediaries affiliated with or owned by those same brokers rather than placing the business with AIG subsidiaries directly. Finally, the *First Commercial Complaint* alleges that the insurer defendants entered into agreements with broker defendants that tied insurance placements to reinsurance placements in order to provide additional compensation to each broker. Plaintiffs assert that the defendants violated the Sherman Antitrust Act, RICO, the antitrust laws of 48 states and the District of Columbia, and are liable under common law breach of fiduciary duty and unjust enrichment theories. Plaintiffs seek treble damages plus interest and attorneys' fees as a result of the alleged RICO and Sherman Antitrust Act violations.

The plaintiffs in the *First Employee Benefits Complaint* are nine individual employees and corporate and municipal employers alleging claims on behalf of two separate nationwide purported classes: an employee class and an employer class that acquired insurance products from the defendants from August 26, 1994 to the date of any class certification. The *First Employee Benefits Complaint* names AIG, as well as eleven brokers and five other insurers, as defendants. The activities alleged in the *First Employee Benefits Complaint,* with certain exceptions, track the allegations of contingent commissions, bid-rigging and tying made in the *First Commercial Complaint.*

On October 3, 2006, Judge Hochberg of the District of New Jersey reserved in part and denied in part motions filed by the insurer defendants and broker defendants to dismiss the multi-district litigation. The Court also ordered the plaintiffs in both actions to file supplemental statements of particularity to elaborate on the allegations in their complaints. Plaintiffs filed their supplemental statements on October 25, 2006, and the AIG defendants, along with other insurer and broker defendants in the two consolidated actions, filed renewed motions to dismiss on November 30, 2006. On February 16, 2007, the case was transferred to Judge Garrett E. Brown, Chief Judge of the District of New Jersey. On April 5, 2007, Chief Judge Brown granted the defendants' renewed motions to dismiss the *First Commercial Complaint* and *First Employee Benefits Complaint* with respect to the antitrust and RICO claims. The claims were dismissed without prejudice and the plaintiffs were given 30 days, later extended to 45 days, to file amended complaints. On April 11, 2007, the Court stayed all proceedings, including all discovery, that are part of the multi-district litigation until any renewed motions to dismiss the amended complaints are resolved.

A number of complaints making allegations similar to those in the *First Commercial Complaint* have been filed against AIG and other defendants in state and federal courts around the country. The defendants have thus far been successful in having the federal actions transferred to the District of New Jersey and consolidated into the multi-district litigation. The AIG defendants have also sought to have state court actions making similar allegations stayed pending resolution of the multi-district litigation proceeding. In one state court action pending in Florida, the trial court recently decided not to grant an additional stay, but instead to allow the case to proceed. Defendants filed their motions to dismiss, and on September 24, 2007, the court denied the motions with respect to the state antitrust, RICO, and common law claims and granted the motions with respect to both the Florida insurance bad faith claim against AIG (with prejudice) and the punitive damages claim (without prejudice). Discovery in this action is ongoing.

Plaintiffs filed amended complaints in both *In re Insurance Brokerage Antitrust Litigation* (the *Second Commercial Complaint*) and *In re Employee Benefit Insurance Brokerage Antitrust Litigation* (the *Second Employee Benefits Complaint*) along with revised particularized statements in both actions on May 22, 2007. The allegations in the *Second Commercial Complaint* and the *Second Employee Benefits Complaint* are substantially similar to the allegations in the *First Commercial Complaint and First Employee Benefits Complaint,* respectively. The complaints also attempt to add several new parties and delete others; the *Second Commercial Complaint* adds two new plaintiffs and twenty seven new defendants (including three new AIG defendants), and the *Second Employee Benefits Complaint* adds eight new plaintiffs and nine new defendants (including two new AIG defendants). The defendants filed motions to dismiss the amended complaints and to strike the newly added parties. The Court granted (without leave to amend) defendants' motions to dismiss the federal antitrust and RICO claims on August 31, 2007 and September 28, 2007, respectively. The Court declined to exercise supplemental jurisdiction over the state law claims in the *Second Commercial Complaint* and therefore dismissed it in its entirety. On January 14, 2008, the court granted defendants' motion for summary judgment on the ERISA claims in the Second Employee Benefits Complaint and subsequently dismissed the remaining state law claims without prejudice, thereby dismissing the Second Employee Benefits Complaint in its entirety. On February 12, 2008, plaintiffs filed a notice of appeal to the United States Court of Appeals for the Third Circuit with respect to the dismissal of the Second Employee Benefits Complaint. Plaintiffs previously appealed the dismissal of the Second Commercial Complaint to the United States Court of Appeals for the Third Circuit on October 10, 2007. Several similar actions that were consolidated before Chief Judge Brown are still pending in the District Court. Those actions are currently stayed pending a decision by the court on whether they will proceed during the appeal of the dismissal of the Second Commercial Complaint and the Second Employee Benefits Complaint.

On August 24, 2007, the Ohio Attorney General filed a complaint in the Ohio Court of Common Pleas against AIG and a number of its subsidiaries, as well as several other broker and insurer defendants, asserting violation of Ohio's antitrust laws. The complaint, which is similar to the *Second Commercial Complaint,* alleges that AIG and the other broker and insurer defendants conspired to allocate customers, divide markets, and restrain competition in commercial lines of casualty insurance sold through the broker defendant. The complaint seeks treble damages on behalf of Ohio public purchasers of commercial casualty insurance, disgorgement on behalf of both public and private purchasers of commercial casualty insurance, as well as a $500 per day penalty for each day of conspiratorial conduct. AIG, along with other co-defendants, moved to dismiss the complaint on November 16, 2007. Discovery is stayed in the case pending a ruling on the motion to dismiss or until May 15, 2008, whichever occurs first.

SICO. In July, 2005, SICO filed a complaint against AIG in the Southern District of New York, claiming that AIG had refused to provide SICO access to certain artwork and asked the court to order AIG immediately to release the property to SICO. AIG filed an answer denying SICO's allegations and setting forth defenses to SICO's claims. In addition, AIG filed counterclaims asserting breach of contract, unjust enrichment, conversion, breach of fiduciary duty, a constructive trust and declaratory judgment, relating to SICO's breach of its commitment to use its AIG shares only for the benefit of AIG and AIG employees. Fact and expert discovery has been concluded and SICO's motion for summary judgment is pending.

Regulatory Investigations. Regulators from several states have commenced investigations into insurance brokerage practices related to contingent commissions and other industry wide practices as well as other broker-related conduct, such as alleged bid-rigging. In addition, various federal, state and foreign regulatory and governmental agencies are reviewing certain transactions and practices of AIG and its subsidiaries in connection with industry wide and other inquiries. AIG has cooperated, and will continue to cooperate, in producing documents and other information in response to subpoenas and other requests. On January 29, 2008, AIG reached settlement agreements with nine states and the District of Columbia. The settlement agreements call for AIG to pay a total of $12.5 million to be allocated among the ten jurisdictions and also require AIG to continue to maintain certain producer compensation disclosure and ongoing compliance initiatives. AIG will also continue to cooperate with these states in their ongoing investigations. AIG has not admitted liability under the settlement agreements and continues to deny the allegations. Nevertheless, AIG agreed to settle in order to avoid the expense and uncertainty of protracted litigation. The settlement agreements, which remain subject to court approvals, were reached with the Attorneys General of the States of Florida, Hawaii, Maryland, Michigan, Oregon, Texas and West Virginia, the Commonwealths of Massachusetts and Pennsylvania, and the District of Columbia, the Florida Department of Financial Services, and the Florida Office of Insurance Regulation. The agreement with the Texas Attorney General also settles allegations of anticompetitive conduct relating to AIG's relationship with Allied World Assurance Company and includes an additional settlement payment of $500,000 related thereto.

Wells Notices. AIG understands that some of its employees have received Wells notices in connection with previously disclosed SEC investigations of certain of AIG's transactions or accounting practices. Under SEC procedures, a Wells notice is an indication that the SEC staff has made a preliminary decision to recommend enforcement action that provides recipients with an opportunity to respond to the SEC staff before a formal recommendation is finalized. It is possible that additional current and former employees could receive similar notices in the future as the regulatory investigations proceed.

Effect on AIG

In the opinion of AIG management, AIG's ultimate liability for the unresolved litigation and investigation matters referred to above is not likely to have a material adverse effect on AIG's consolidated financial condition, although it is possible that the effect would be material to AIG's consolidated results of operations for an individual reporting period.

Item 4.
Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of security holders during the fourth quarter of 2007.

Part II

Item 5.
Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

AIG's common stock is listed on the New York Stock Exchange, as well as on the stock exchanges in Paris and Tokyo.

The following table presents the high and low closing sales prices and the dividends paid per share of AIG's common stock on the New York Stock Exchange Composite Tape, for each quarter of 2007 and 2006:

	2007			2006		
	High	Low	Dividends Paid	High	Low	Dividends Paid
First quarter	**$72.15**	**$66.77**	**$0.165**	$70.83	$65.35	$0.150
Second quarter	**72.65**	**66.49**	**0.165**	66.54	58.67	0.150
Third quarter	**70.44**	**61.64**	**0.200**	66.48	57.76	0.165
Fourth quarter	**70.11**	**51.33**	**0.200**	72.81	66.30	0.165

The approximate number of holders of common stock as of January 31, 2008, based upon the number of record holders, was 56,500.

Subject to the dividend preference of any of AIG's serial preferred stock that may be outstanding, the holders of shares of common stock are entitled to receive such dividends as may be declared by AIG's Board of Directors from funds legally available therefor.

In February 2007, AIG's Board of Directors adopted a new dividend policy, which took effect with the dividend that was declared in the second quarter of 2007. Under ordinary circumstances, AIG's plan is to increase its common stock dividend by approximately 20 percent annually. The payment of any dividend, however, is at the discretion of AIG's Board of Directors, and the future payment of dividends will depend on various factors, including the performance of AIG's businesses, AIG's consolidated financial condition, results of operations and liquidity and the existence of investment opportunities.

For a discussion of certain restrictions on the payment of dividends to AIG by some of its insurance subsidiaries, see Note 14 to Consolidated Financial Statements.

The following table summarizes AIG's stock repurchases for the three-month period ended December 31, 2007:

Period	Total Number of Shares Purchased[(a)(b)]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs at End of Month[(b)]
October 1 - 31, 2007	13,964,098	$66.12	13,964,098	
November 1 - 30, 2007	5,709,067	61.56	5,709,067	
December 1 - 31, 2007	1,584,199	55.58	1,584,199	
Total	21,257,364	$64.11	21,257,364	

(a) *Reflects date of delivery. Does not include 49,583 shares delivered or attested to in satisfaction of the exercise price by holders of AIG employee stock options exercised during the three months ended December 31, 2007 or 23,300 shares purchased by ILFC to satisfy obligations under employee benefit plans.*

(b) *In February 2007, AIG's Board of Directors increased AIG's share repurchase program by authorizing the repurchase of shares with an aggregate purchase price of $8 billion. In November 2007, AIG's Board of Directors authorized the repurchase of an additional $8 billion in common stock. A balance of $10.9 billion remained for purchases under the program as of December 31, 2007, although $912 million of that amount has been advanced by AIG to purchase shares under the program and an additional $1 billion was required to be advanced in January 2008 to meet commitments that existed at December 31, 2007.*

AIG does not expect to purchase additional shares under its share repurchase program for the foreseeable future, other than to meet commitments that existed at December 31, 2007.

AIG's table of equity compensation plans previously approved by security holders and equity compensation plans not previously approved by security holders will be included in AIG's Definitive Proxy Statement in connection with its 2008 Annual Meeting of Shareholders, which will be filed with the SEC within 120 days of AIG's fiscal year end.

Performance Graph

The following Performance Graph compares the cumulative total shareholder return on AIG common stock for a five-year period (December 31, 2002 to December 31, 2007) with the cumulative total return of the Standard & Poor's 500 stock index (which includes AIG) and a peer group of companies consisting of nine insurance companies to which AIG compares its business and operations: ACE Limited, Aflac Incorporated, The Chubb Corporation, The Hartford Financial Services Group, Inc., Lincoln National Corporation, MetLife, Inc., Prudential Financial, Inc., The Travelers Companies, Inc. (formerly The St. Paul Travelers Companies, Inc.) and XL Capital Ltd.

FIVE-YEAR CUMULATIVE TOTAL SHAREHOLDER RETURNS
Value of $100 Invested on December 31, 2002


$250
$200
$150
$100
$50
$0
2002
2003
2004
2005
2006
2007
Years Ending
AMERICAN INTERNATIONAL GROUP
S&P 500 INDEX
PEER GROUP

	As of December 31,					
	2002	2003	2004	2005	2006	2007
AIG	$100.00	$115.02	$114.43	$119.98	$127.24	**$104.67**
S&P 500	100.00	128.68	142.69	149.70	173.34	**182.86**
Peer Group	100.00	126.10	145.73	179.22	207.37	**216.60**

Item 6.
Selected Financial Data

American International Group, Inc. and Subsidiaries
Selected Consolidated Financial Data

The Selected Consolidated Financial Data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and accompanying notes included elsewhere herein.

Years Ended December 31, (in millions, except per share data)	2007	2006[a]	2005[a]	2004[a]	2003[a]
Revenues[b][c][d]:					
Premiums and other considerations	**$ 79,302**	$ 74,213	$ 70,310	$ 66,704	$ 54,874
Net investment income	**28,619**	26,070	22,584	19,007	16,024
Net realized capital gains (losses)	**(3,592)**	106	341	44	(442)
Unrealized market valuation losses on AIGFP super senior credit default swap portfolio	**(11,472)**	—	—	—	—
Other income	**17,207**	12,998	15,546	12,068	9,145
Total revenues	**110,064**	113,387	108,781	97,823	79,601
Benefits and expenses:					
Incurred policy losses and benefits	**66,115**	60,287	64,100	58,600	46,362
Insurance acquisition and other operating expenses	**35,006**	31,413	29,468	24,378	21,332
Total benefits and expenses	**101,121**	91,700	93,568	82,978	67,694
Income before income taxes, minority interest and cumulative effect of accounting changes[b][c][d][e][f]	**8,943**	21,687	15,213	14,845	11,907
Income taxes	**1,455**	6,537	4,258	4,407	3,556
Income before minority interest and cumulative effect of accounting changes	**7,488**	15,150	10,955	10,438	8,351
Minority interest	**(1,288)**	(1,136)	(478)	(455)	(252)
Income before cumulative effect of accounting changes	**6,200**	14,014	10,477	9,983	8,099
Cumulative effect of accounting changes, net of tax	**—**	34	—	(144)	9
Net income	**6,200**	14,048	10,477	9,839	8,108
Earnings per common share:					
Basic					
Income before cumulative effect of accounting changes	**2.40**	5.38	4.03	3.83	3.10
Cumulative effect of accounting changes, net of tax	**—**	0.01	—	(0.06)	—
Net income	**2.40**	5.39	4.03	3.77	3.10
Diluted					
Income before cumulative effect of accounting changes	**2.39**	5.35	3.99	3.79	3.07
Cumulative effect of accounting changes, net of tax	**—**	0.01	—	(0.06)	—
Net income	**2.39**	5.36	3.99	3.73	3.07
Dividends declared per common share	**0.77**	0.65	0.63	0.29	0.24
Year-end balance sheet data:					
Total assets	**1,060,505**	979,410	853,048	801,007	675,602
Long-term borrowings[g]	**162,935**	135,316	100,314	86,653	73,881
Commercial paper and extendible commercial notes	**13,114**	13,363	9,535	10,246	6,468
Total liabilities	**964,604**	877,542	766,545	721,135	606,180
Shareholders' equity	**$ 95,801**	$101,677	$ 86,317	$ 79,673	$ 69,230

(a) Certain reclassifications have been made to prior period amounts to conform to the current period presentation.

(b) In 2007, 2006, 2005, 2004 and 2003, includes other-than-temporary impairment charges of $4.7 billion, $944 million, $598 million, $684 million and $1.5 billion, respectively. Also includes gains (losses) from hedging activities that did not qualify for hedge accounting treatment under FAS 133, including the related foreign exchange gains and losses. In 2007, 2006, 2005, 2004 and 2003, respectively, the effect was $(1.44) billion, $(1.87) billion, $2.02 billion, $385 million and $(1.50) billion in revenues and $(1.44) billion, $(1.87) billion, $2.02 billion, $671 million and $(1.22) billion in operating income. These amounts result primarily from interest rate and foreign currency derivatives that are effective economic hedges of investments and borrowings. These gains (losses) in 2007 include a $380 million out of period charge to reverse net gains recognized on transfers of available for sale securities among legal entities consolidated within AIGFP. The gains (losses) in 2006 include an out of period charge of $223 million related to the remediation of the material weakness in internal control over the accounting for certain derivative transactions under FAS 133. In the first quarter of 2007, AIG began applying hedge accounting for certain transactions, primarily in its Capital Markets operations. In the second quarter of 2007, AGF and ILFC began applying hedge accounting to most of their derivatives hedging interest rate and foreign exchange risks associated with their floating rate and foreign currency denominated borrowings.

(c) In 2006, includes the effect of out of period adjustments related to the accounting for UCITS. The effect was an increase of $490 million in both revenues and operating income for General Insurance and an increase of $240 million and $169 million in revenues and operating income, respectively, for Life Insurance & Retirement Services.

(d) In 2007, includes an unrealized market valuation loss of $11.5 billion on AIGFP's super senior credit default swap portfolio and an other-than-temporary impairment charge of $643 million on AIGFP's available for sale investment securities reported in other income.

(e) Includes current year catastrophe-related losses of $276 million in 2007, $3.28 billion in 2005 and $1.16 billion in 2004. There were no significant catastrophe-related losses in 2006 and 2003.

(f) Reduced by fourth quarter charges of $1.8 billion and $850 million in 2005 and 2004, respectively, related to the annual review of General Insurance loss and loss adjustment reserves. In 2006, 2005 and 2004, changes in estimates for asbestos and environmental reserves were $198 million, $873 million and $850 million, respectively.

(g) Includes that portion of long-term debt maturing in less than one year. See also Note 11 to Consolidated Financial Statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations, AIG presents its operations in the way it believes will be most meaningful. Statutory underwriting profit (loss) and combined ratios are presented in accordance with accounting principles prescribed by insurance regulatory authorities because these are standard measures of performance used in the insurance industry and thus allow more meaningful comparisons with AIG's insurance competitors. AIG has also incorporated into this discussion a number of cross-references to additional information included throughout this Annual Report on Form 10-K to assist readers seeking additional information related to a particular subject.

Index

Cautionary Statement Regarding Projections and Other Information About Future Events

This Annual Report on Form 10-K and other publicly available documents may include, and AIG's officers and representatives may from time to time make, projections concerning financial information and statements concerning future economic performance and events, plans and objectives relating to management, operations, products and services, and assumptions underlying these projections and statements. These projections and statements are not historical facts but instead represent only AIG's belief regarding future events, many of which, by their nature, are inherently uncertain and outside AIG's control. These projections and statements may address, among other things, the status and potential future outcome of the current regulatory and civil proceedings against AIG and their potential effect on AIG's businesses, financial condition, results of operations, cash flows and liquidity, AIG's exposures to subprime mortgages, monoline insurers and the residential real estate market and AIG's strategy for growth, product development, market position, financial results and reserves. It is possible that AIG's actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these projections and statements. Factors that could cause AIG's actual results to differ, possibly materially, from those in the specific projections and statements are discussed throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations and in Item 1A. Risk Factors of this Annual Report on Form 10-K. AIG is not under any obligation (and expressly disclaims any such obligations) to update or alter any projection or other statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Management's Discussion and Analysis of Financial Condition and Results of Operations *Continued*

Overview of Operations and Business Results

AIG identifies its reportable segments by product or service line, consistent with its management structure. AIG's major product and service groupings are General Insurance, Life Insurance & Retirement Services, Financial Services and Asset Management. Through these operating segments, AIG provides insurance, financial and investment products and services to both businesses and individuals in more than 130 countries and jurisdictions. This geographic, product and service diversification is one of AIG's major strengths and sets it apart from its competitors. AIG's Other category consists of items not allocated to AIG's operating segments.

AIG's subsidiaries serve commercial, institutional and individual customers through an extensive property-casualty and life insurance and retirement services network. In the United States, AIG companies are the largest underwriters of commercial and industrial insurance and are among the largest life insurance and retirement services operations as well. AIG's Financial Services businesses include commercial aircraft and equipment leasing, capital markets operations and consumer finance, both in the United States and abroad. AIG also provides asset management services to institutions and individuals. As part of its Spread-Based Investment activities, and to finance its operations, AIG issues various debt instruments in the public and private markets.

AIG's operating performance reflects implementation of various long-term strategies and defined goals in its various operating segments. A primary goal of AIG in managing its General Insurance operations is to achieve an underwriting profit. To achieve this goal, AIG must be disciplined in its risk selection, and premiums must be adequate and terms and conditions appropriate to cover the risks accepted and expenses incurred.

AIG has commenced a realignment to simplify its Foreign General Insurance operations, many of which were historically conducted through branches of U.S. companies. On October 8, 2007, AIU Insurance Company announced the conversion of its existing China branches into AIG General Insurance Company China Limited, the first non-Chinese owned general insurance company established in China. This subsidiary assumed the existing business portfolio, assets and liabilities of the China branches. On October 15, 2007, AIG General Insurance (Taiwan) Co., Ltd. (AIGGI Taiwan) announced the completion of its merger with AIU Insurance Company Taiwan Branch. On December 1, 2007, Landmark Insurance Company Limited, a U.K. subsidiary, assumed all of the insurance liabilities of the U.K. branch of New Hampshire Insurance Company and changed its name to AIG U.K. Ltd. On January 1, 2008, AIU Insurance Company ceased participating in the Domestic General Insurance pooling arrangement. These ongoing simplification efforts are expected to result in better utilization of capital and a lower effective tax rate.

A central focus of AIG operations in recent years has been the development and expansion of distribution channels. In 2007, AIG continued to expand its distribution channels, which now include banks, credit card companies, television-media home shopping, affinity groups, direct response, worksite marketing and e-commerce.

AIG patiently builds relationships in markets around the world where it sees long-term growth opportunities. For example, the fact that AIG has the only wholly owned foreign life insurance operations in China, operating in 19 cities, is the result of relationships developed over nearly 30 years. AIG's more recent extensions of operations into India, Vietnam, Russia and other emerging markets reflect the same growth strategy. Moreover, AIG believes in investing in the economies and infrastructures of these countries and growing with them. When AIG companies enter a new jurisdiction, they typically offer basic protection and savings products. As the economies evolve, AIG's products evolve with them, to more sophisticated and investment-oriented models.

Growth for AIG may be generated internally as well as through acquisitions which both fulfill strategic goals and offer adequate return on capital. In October 2007, AIG expanded its Foreign General Insurance operations in Germany through the acquisition of Württembergische und Badische Versicherungs-AG (WüBa). In January 2007, American General Finance, Inc. (AGF) expanded its operations into the U.K. through the acquisition of Ocean Finance and Mortgages Limited, a finance broker for home owner loans in the U.K.

Outlook

General Trends

In mid-2007, the U.S. residential mortgage market began to experience serious disruption due to credit quality deterioration in a significant portion of loans originated, particularly to non-prime and subprime borrowers; evolving changes in the regulatory environment; a slower residential housing market; increased cost of borrowings for mortgage participants; and illiquid credit markets.

AIG participates in the U.S. residential mortgage market in several ways: AGF originates principally first-lien mortgage loans and to a lesser extent second-lien mortgage loans to buyers and owners of residential housing; United Guaranty Corporation (UGC) provides first loss mortgage guaranty insurance for high loan-to-value first- and second-lien residential mortgages; AIG insurance and financial services subsidiaries invest in mortgage-backed securities and CDOs, in which the underlying collateral is composed in whole or in part of residential mortgage loans; and AIGFP provides credit protection through credit default swaps on certain super senior tranches of collateralized debt obligations (CDOs), a significant majority of which have AAA underlying or subordinate layers.

Disruption in the U.S. residential mortgage market may also increase claim activity in the financial institution segment of AIG's D&O and professional liability classes of business. However, based on its review of information currently available, AIG believes overall loss activity for the broader D&O and professional liability classes is likely to remain within or near the levels observed during the last several years, which include losses related to stock options backdating as well as to the U.S. residential mortgage market.

The operating results of AIG's consumer finance and mortgage guaranty operations in the United States have been and are likely to continue to be adversely affected by the factors referred to above. The downward cycle in the U.S. housing market is not expected to improve until residential inventories return to a more normal level and the mortgage credit market stabilizes. AIG expects that this downward cycle will continue to adversely affect UGC's operating results for the foreseeable future and will result in a significant operating loss for UGC in 2008. AIG also incurred substantial unrealized market valuation losses in 2007, particularly in the fourth quarter, on AIGFP's super senior credit default swap portfolio and substantial other-than-temporary impairment charges on AIG's Insurance and Financial Services available for sale securities. The results from AIG's operations with exposure to the U.S. residential mortgage market will be highly dependent on future market conditions. Continuing market deterioration will cause AIG to report additional unrealized market valuation losses and impairment charges.

The ongoing effect of the downward cycle in the U.S. housing market on AIG's other operations, investment portfolio and overall consolidated financial condition could be material if the market disruption continues and expands beyond the residential mortgage markets, although AIG seeks to mitigate the risks to its business by disciplined underwriting and active risk management.

Globally, heightened regulatory scrutiny of financial services companies in many jurisdictions has the potential to affect future financial results through higher compliance costs. This is particularly true in the United States, where Federal and state authorities have commenced various investigations of the financial services industry, and in Japan and Southeast Asia, where financial institutions have received remediation orders affecting consumer and policyholder rights.

In certain quarters, AIG's returns from partnerships and other alternative investments were particularly strong, driven by favorable equity market performance and credit conditions. These returns may vary from period to period and AIG believes that the particularly strong performance in certain prior periods is not indicative of the returns to be expected from this asset class in future periods.

AIG has recorded out of period adjustments in the last two years due to the remediation of control deficiencies. As AIG continues its remediation activities, AIG expects to continue to incur expenses related to these activities and to record additional out of period adjustments, although all known errors have been corrected.

General Insurance

The commercial property and casualty insurance industry has historically experienced cycles of price erosion followed by rate strengthening as a result of catastrophes or other significant losses that affect the overall capacity of the industry to provide coverage. As premium rates decline, AIG will generally experience higher current accident year loss ratios, as the written premiums are earned. Despite industry price erosion in commercial lines, AIG expects to continue to identify profitable opportunities and build attractive new general insurance businesses as a result of AIG's broad product line and extensive distribution networks in the United States and abroad.

Workers compensation remains under considerable pricing pressure, as statutory rates continue to decline. Rates for aviation, excess casualty, D&O and certain other lines of insurance also continue to decline due to competitive pressures. Rates for commercial property lines are also declining following another year of relatively low catastrophe losses. Further price erosion is expected in 2008 for the commercial lines; AIG seeks to mitigate the decline by constantly seeking out profitable opportunities across its diverse product lines and distribution networks while maintaining a commitment to underwriting discipline. There can be no assurance that price erosion will not become more widespread or that AIG's profitability will not deteriorate from current levels in major commercial lines.

In Foreign General Insurance, opportunities for growth exist in the consumer lines due to increased demand in emerging markets and the trend toward privatization of health insurance. In commercial lines, the late 2007 acquisition of WüBa enhances AIG's insurance offerings to small and medium sized companies in Europe.

Through operations in Bahrain designed to comply with Islamic law, AIG is tapping into a growing market. Islamic insurance, called Takaful, is an alternative to conventional insurance based on the concept of mutual assistance through pooling of resources.

The Personal Lines automobile marketplace remains challenging with rates declining steadily, increased spending on commissions and advertising and favorable liability frequency trends slowing, while severity in both liability and physical damage are expected to increase. In addition to the deteriorating underwriting cycle, a generally weakening economy leads to slower growth in automobile insurance exposure units and values. The Personal Lines business is focused on consolidation and improving operational efficiencies to reduce costs, as well as enhancing rating algorithms and creating a new aigdirect.com brand, as a result of the 2007 combination of AIG Direct and 21st Century Insurance Group (21st Century) operations, to support growth. The high net worth market continues to provide opportunities for growth as a result of AIG's innovative products and services specifically designed for that market.

Losses caused by catastrophes can fluctuate widely from year to year, making comparisons of results more difficult. With respect to catastrophe losses, AIG believes that it has taken appropriate steps, such as careful exposure selection and adequate reinsurance coverage, to reduce the effect of possible future losses. The occurrence of one or more catastrophic events of higher than anticipated frequency or severity, such as a terrorist attack, earthquake or hurricane, that causes insured losses, however, could have a material adverse effect on AIG's results of operations, liquidity or financial condition.

Life Insurance & Retirement Services

Disruption in the U.S. residential mortgage and credit markets had a significant adverse effect on Life Insurance & Retirement Services operating results in 2007 and will continue to be a key factor in 2008 and beyond, especially in the U.S.-based operations. The volatility in operating results will be further magnified by the continuing market shift to variable products with living benefits and the adoption of FAS No. 157, "Fair Value Measurements" (FAS 157). Life Insurance & Retirement Services elected the fair value option under FAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (FAS 159), for two products beginning January 1, 2008 - a closed block of single premium variable life business in Japan and an investment-linked life insurance product sold principally in Asia. After adoption on January 1, 2008, subsequent changes in fair value for these products will be reported in operating income. The adoption of FAS 159 for these products is expected to result in a decrease to opening 2008 retained earnings of approximately $600 million. For a description of these accounting standards, see Note 1 to Consolidated Financial Statements.

Life Insurance & Retirement Services uses various derivative instruments to hedge cash flows related to certain foreign currencies and fixed income related instruments. Although these derivatives are purchased to mitigate the economic effect of movements in foreign exchange rates and interest rates, reported earnings may be volatile due to certain hedges not qualifying for hedge accounting under FAS 133. The change in fair value of derivative instruments is reported in net realized capital gains (losses). Life Insurance & Retirement Services engages in hedging programs that use derivatives and other instruments to hedge the guaranteed living benefits associated with variable products. Nevertheless, short-term market movements will vary from long-term expectations underlying the product pricing assumptions and may cause volatility in reported earnings. The inclusion of risk margins in the valuation of embedded derivatives under FAS 157 will increase earnings volatility as differences emerge between the change in fair value of embedded derivatives and the change in fair value of hedging instruments. As variable products with guaranteed living benefits continue to grow, the reported earnings volatility associated with these programs will likely increase.

Life Insurance & Retirement Services may continue to experience volatility in net realized capital gains (losses) due to other-than-temporary impairment writedowns of the fair value of investments, primarily related to the significant disruption in the residential mortgage and credit markets and foreign currency related losses.

In Japan, given AIG's multi-channel, multi-product strategy, AIG expects its Life Insurance & Retirement Services operations to exceed industry growth in the long term, although downward pressure on earnings growth rates is anticipated due to the difficult market conditions. Market conditions remain challenging as a result of increased competition due to new market entrants, the increasing financial strength of the domestic companies as the economy has recovered, the effect of additional regulatory oversight, changes to the tax deductibility of insurance premiums and the regulatory claims review which has negatively affected consumer perceptions of the industry. While the market shift to variable products with living benefits will constrain fixed annuity sales, AIG is positioned to grow annuity sales overall with its annuity products designed to meet the needs of consumers in a range of market conditions. In addition, AIG expects that the planned integration of AIG Star Life and AIG Edison Life, which is anticipated to be completed in 2009, will provide enhanced distribution opportunities and operational efficiencies pending regulatory approval.

Full deregulation of banks in Japan with respect to insurance product sales became effective in December 2007, and AIG expects that it will be able to leverage its existing bank relationships and innovative product expertise to expand sales of both life and accident and health products in 2008. Deregulation of Japan Post is also expected to provide additional growth opportunities during 2008 and beyond.

Although the Japanese Yen strengthened in the fourth quarter of 2007, historical volatility of Japanese Yen-dollar exchange rates has resulted in higher than normal surrenders, and if that trend returns, an acceleration of the amortization of deferred policy acquisition costs could occur.

Outside of Japan, ALICO continues to execute its strategy of diversifying distribution channels and developing new products. In particular, ALICO's Central and Eastern European operations performed well and demographic and economic conditions in these countries provide excellent opportunities for continued growth.

AIG's operations in China continue to expand, but AIG expects competition in China to remain strong. AIG's success in China will depend on its ability to execute its growth strategy. Key growth strategies in 2008 include expansion of sales and service centers, increased bank distribution and entering into strategic alliances with key partners. In Southeast Asia, AIG's operations are focused on growing market share and profits in Singapore, Malaysia, Thailand and Hong Kong with products focused on the life savings-oriented consumer along with high net worth consumers through the newly formed Wealth Management Group.

Domestically, AIG plans to continue expansion of its Life Insurance & Retirement Services businesses through direct marketing and independent agent distribution channels. The aging population in the United States provides a growth opportunity for a variety of products, including longevity, guaranteed income and supplemental accident and health products. Certain other demographic groups that have traditionally been underserved provide additional growth opportunities. The Domestic Life Insurance operations showed positive momentum in the second half of 2007 resulting from new products and expanded distribution. Domestic group life/health operations continue to face competitors with greater scale in group benefits.

The fixed annuities business experienced a difficult year as surrenders increased in 2007 due to both an increasing number of policies coming out of their surrender charge period and increased competition from bank deposit products. While surrenders are expected to continue to be higher than normal, the current interest rate environment should provide opportunities for improvements in net flows during 2008. AIG believes that improvement in net flows in the individual variable annuity market will be driven by variable annuity products with living benefits while the group retirement products will continue to experience a shift from group annuities to lower margin mutual fund products.

Since the beginning of 2000, the yield available on Taiwanese 10-year government bonds dropped from approximately 6 percent to less than 3 percent at December 31, 2007. Yields on most other invested assets have correspondingly dropped over the same period. New regulatory capital requirements being developed in Taiwan, combined with growth opportunities in bancassurance and variable annuities with living benefits, may potentially create a need for capital contributions in 2008 and beyond to support local solvency requirements.

Financial Services

Within Financial Services, demand for International Lease Finance Corporation (ILFC's) modern, fuel efficient aircraft remains strong, and ILFC plans to increase its fleet by purchasing 73 aircraft in 2008. However, ILFC's margins may be adversely affected by increases in interest rates. AIG Financial Products Corp. and AIG Trading Group Inc. and their respective subsidiaries (collectively, AIGFP) expect opportunities for growth across their product segments, but AIGFP is a transaction-oriented business, and its operating results will depend to a significant extent on actual transaction flow, which is affected by market conditions and other variables outside its control. AIG continues to explore opportunities to expand its Consumer Finance operations into new domestic and foreign markets.

The ongoing disruption in the U.S. residential mortgage and credit markets and the recent downgrades of residential mortgage-backed securities and CDO securities by rating agencies continue to adversely affect the fair value of the super senior credit default swap portfolio written by AIGFP. AIG expects that continuing limitations on the availability of market observable data will affect AIG's determinations of the fair value of these derivatives, including by preventing AIG, for the foreseeable future, from recognizing the beneficial effect of the differential between credit spreads used to price a credit default swap and spreads implied from prices of the CDO bonds referenced by such swap. The fair value of these derivatives is expected to continue to fluctuate, perhaps materially, in response to changing market conditions, and AIG's estimates of the value of AIGFP's super senior credit derivative portfolio at future dates could therefore be materially different from current estimates. AIG continues to believe that the unrealized market valuation losses recorded on the AIGFP super senior credit default swap portfolio are not indicative of the losses AIGFP may realize over time. Under the terms of most of these credit derivatives, losses to AIG would generally result from the credit impairment of the referenced CDO bonds that AIG would acquire in satisfying its swap obligations. Based upon its most current analyses, AIG believes that any credit impairment losses realized over time by AIGFP will not be material to AIG's consolidated financial condition, although it is possible that such realized losses could be material to AIG's consolidated results of operations for an individual reporting period. Except to the extent of any such credit impairment losses, AIG expects the unrealized market valuation losses to reverse over the remaining life of the super senior credit default swap portfolio.

Approximately $379 billion of the $527 billion in notional exposure on AIGFP's super senior credit default swap portfolio as of December 31, 2007 were written to facilitate regulatory capital relief for financial institutions primarily in Europe. AIG expects that the majority of these transactions will be terminated within the next 12 to 18 months by AIGFP's counterparties as they implement models compliant with the new Basel II Accord. As of February 26, 2008, $54 billion in notional exposures have either been terminated or are in the process of being terminated. AIGFP was not required to make any payments as part of these terminations and in certain cases was paid a fee upon termination. In light of this experience to date and after other comprehensive analyses, AIG did not recognize an unrealized market valuation adjustment for this regulatory capital relief portfolio for the year ended December 31, 2007. AIG will continue to assess the valuation of this portfolio and monitor developments in the marketplace. There can be no assurance that AIG will not recognize unrealized market valuation losses from this portfolio in future periods. These transactions contributed approximately $210 million to AIGFP's revenues in 2007. If AIGFP is not successful in replacing the revenues generated by these transactions, AIGFP's operating results could be materially adversely affected. For additional information on the AIGFP super senior credit default swap portfolio, see Risk Management — Segment Risk Management — Financial Services — Capital Markets Derivative Transactions and Note 8 to Consolidated Financial Statements.

In March 2007, the U.S. Treasury Department published proposed regulations that, had they been adopted in 2007, would have had the effect of limiting the ability of AIG to claim foreign tax credits with respect to certain transactions entered into by AIGFP. AIGFP is no longer a participant in those transactions and therefore, the proposed regulations, if adopted in their current form in 2008 or subsequent years, would not be expected to have any material effect on AIG's ability to claim foreign tax credits.

Effective January 1, 2008, AIGFP elected to apply the fair value option to all eligible assets and liabilities, other than equity method investments. The adoption of FAS 159 with respect to elections made by AIGFP is currently being evaluated for the effect of recently issued draft guidance by the FASB, anticipated to be issued in final form in early 2008, and its potential effect on AIG's consolidated financial statements.

Asset Management

In the Spread-Based Investment business, the Guaranteed Investment Contract (GIC) portfolio continues to run off and was replaced by the Matched Investment Program (MIP). The results from domestic GICs and the MIP have been adversely affected by the ongoing disruption in the credit markets, the weakening U.S. dollar and declining interest rates. The MIP is exposed to credit and market risk in the form of investments in, among other asset classes, U.S. residential mortgage-backed securities, asset-backed securities, commercial mortgage-backed securities and single name corporate credit default swaps entered into by the MIP. In addition, earnings volatility for the MIP may arise from investments in bank loans that are held for future collateralized loan obligations to be managed by AIG Investments. The value of the investments may fluctuate materially from period to period due to market movements, which may result in realized and unrealized net losses. Although it is difficult to estimate future movements in these markets, effective hedges exist to mitigate the effect of interest rate and foreign currency exchange rate disruptions. Reported results may be volatile due to certain hedges not qualifying for hedge accounting treatment.

In the Institutional Asset Management business, carried interest, computed in accordance with each fund's governing agreement, is based on the investment's performance over the life of each fund. Unrealized carried interest is recognized based on each fund's performance as of the balance sheet date. Future fund performance may negatively affect previously recognized carried interest.

For a description of important factors that may affect the operations and initiatives described above, see Item 1A. Risk Factors.

Consolidated Results

The following table summarizes AIG's consolidated revenues, income before income taxes, minority interest and cumulative effect of accounting changes and net income for the years ended December 31, 2007, 2006 and 2005:

Years Ended December 31, *(in millions)*	**2007**	2006	2005	Percentage Increase/(Decrease) 2007 vs. 2006	2006 vs. 2005
Total revenues	**$110,064**	$113,387	$108,781	(3)%	4%
Income before income taxes, minority interest and cumulative effect of accounting changes	**8,943**	21,687	15,213	(59)	43
Net income	**$ 6,200**	$ 14,048	$ 10,477	(56)%	34%

Effect of Credit Market Events in the Fourth Quarter of 2007

AIG reported a net loss of $8.4 billion before tax ($5.2 billion after tax) in the fourth quarter of 2007 as a result of severe credit market disruption. Contributing to this loss was an $11.5 billion pre-tax charge for the unrealized market valuation loss on AIGFP's super senior credit default swap portfolio. Net realized capital losses totaled $2.6 billion before tax in the fourth quarter of 2007, arising primarily from other-than-temporary impairment charges in AIG's investment portfolio, with an additional $643 million impairment charge related to Financial Services securities available for sale reported in other income. Also contributing to the operating loss for the fourth quarter was an operating loss of $348 million before tax from Mortgage Guaranty from continued deterioration in the U.S. residential housing market.

2007 and 2006 Comparison

AIG's consolidated revenues decreased in 2007 compared to 2006 as growth in Premiums and other considerations and Net investment income in the General Insurance and Life Insurance & Retirement Services segments were more than offset by higher Net realized capital losses compared to 2006 and an unrealized market valuation loss of $11.5 billion on AIGFP's super senior credit default swap portfolio recorded in other income. Net realized capital losses of $3.6 billion in 2007 included other-than-temporary impairment charges of the fair value of investments of $4.1 billion, primarily related to the significant disruption in the residential mortgage and credit markets, and foreign currency related losses of $500 million. Similarly, AIG recorded in other income, other-than-temporary impairment charges of $643 million related to its Financial Services securities available for sale reported in other income. Total other-than-temporary impairment charges in 2006 were $944 million. See Invested Assets — Other-than-temporary impairments herein.

Income before income taxes, minority interest and cumulative effect of accounting changes declined in 2007 due to the losses described above, partially offset by the favorable effects in 2007 of the application of hedge accounting under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). In 2007, AIGFP applied hedge accounting to certain of its interest rate swaps and foreign currency forward contracts hedging its investments and borrowings. As a result, AIGFP recognized in earnings the change in the fair value of the hedged items attributable to the hedged risks, substantially offsetting the gains and losses on the derivatives designated as hedges. In 2006, AIGFP did not apply hedge accounting to any of its assets and liabilities.

2006 and 2005 Comparison

The increase in revenues in 2006 compared to 2005 was primarily attributable to the growth in Premiums and other considerations and Net investment income in the General Insurance and Life Insurance & Retirement Services segments. Revenues in the Financial Services segment declined as a result of the effect of hedging activities for AIGFP that did not qualify for hedge accounting treatment under FAS 133, decreasing revenues by $1.8 billion in 2006 and increasing revenues by $2.0 billion in 2005.

Income before income taxes, minority interest and cumulative effect of accounting changes increased in 2006 compared to 2005, reflecting higher General Insurance and Life Insurance & Retirement Services operating income. These increases were partially offset by lower Financial Services operating income reflecting the effects of hedging activities that did not qualify for hedge accounting treatment under FAS 133. Results in 2005 reflected the negative effect of $3.3 billion (pre-tax) in catastrophe-related losses incurred that year. Net income in 2005 also reflected the charges related to regulatory settlements, as described in Item 3. Legal Proceedings, and the fourth quarter charge resulting from the annual review of General Insurance loss and loss adjustment reserves.

Remediation

Throughout 2007 and 2006, as part of its continuing remediation efforts, AIG recorded out of period adjustments which are detailed below. In addition, certain revisions were made to the Consolidated Statement of Cash Flows.

2007 Adjustments

During 2007, out of period adjustments collectively decreased pre-tax operating income by $372 million ($399 million after tax). The adjustments were comprised of a charge of $380 million ($247 million after tax) to reverse net gains on transfers of investment securities among legal entities consolidated within AIGFP and a corresponding increase to accumulated other comprehensive income (loss); $156 million of additional income tax expense related to the successful remediation of the material weakness in internal control over income tax accounting; $142 million ($92 million after tax) of additional expense related to insurance reserves and DAC in connection with improvements in internal control over financial reporting and consolidation processes; $42 million ($29 million after tax) of additional expense, primarily related to other remediation activities; and $192 million ($125 million after tax) of net realized capital gains related to foreign exchange.

2006 Adjustments

During 2006, out of period adjustments collectively increased pre-tax operating income by $313 million ($65 million after tax). The adjustments were comprised of $773 million ($428 million after tax) of additional investment income related to the accounting for certain interests in unit investment trusts (UCITS); $300 million ($145 million after tax) of charges primarily related to the remediation of the material weakness in internal control over the accounting for certain derivative transactions under FAS 133; $58 million of additional income tax expense related to the remediation of the material weakness in internal control over income tax accounting; $85 million ($55 million after tax) of interest income related to interest earned on deposit contracts; $61 million (before and after tax) of expenses related to the Starr International Company, Inc. (SICO) Deferred Compensation Profit Participation Plans (SICO Plans); $59 million ($38 million after tax) of expenses related to deferred advertising costs; and $125 million ($116 million after tax) of additional expense, primarily related to other remediation activities.

Results in 2006 were also negatively affected by a one-time charge relating to the C.V. Starr & Co., Inc. (Starr) tender offer ($54 million before and after tax) and an additional allowance for losses in AIG Credit Card Company (Taiwan) ($88 million before and after tax), both of which were recorded in first quarter of 2006.

Cash Flows

As part of its ongoing remediation activities, AIG has made certain revisions to the Consolidated Statement of Cash Flows, primarily relating to the effect of reclassifying certain policyholders' account balances, the elimination of certain intercompany balances and revisions related to separate account assets. Accordingly, AIG revised the previous periods presented to conform to the revised presentation. See Note 24 to Consolidated Financial Statements for further information.

Income Taxes

The effective tax rate declined from 30.1 percent in 2006 to 16.3 percent in 2007, primarily due to the unrealized market valuation losses on AIGFP's super senior credit default swap portfolio and other-than-temporary impairment charges. These losses, which are taxed at a U.S. tax rate of 35 percent and are included in the calculation of income tax expense, reduced AIG's overall effective tax rate. In addition, other tax benefits, including tax exempt interest and effects of foreign operations are proportionately larger in 2007 than in 2006 due to the decline in pre-tax income in 2007. Furthermore, tax deductions taken in 2007 for SICO compensation plans for which the expense had been recognized in prior years also reduced the effective tax rate in 2007. AIG has now completed its claims for tax refunds attributable to adjustments made for 2004 and prior financial statements. Refund claims for tax years 1991-1996 were filed with the Internal Revenue Service in June 2007. Claims for tax years 1997-2004 will be filed before September 2008.

AIG expects to receive cash tax benefits in 2008 as a result of the unrealized market valuation losses on AIGFP's super senior credit default swap portfolio, whether AIG is in a regular or alternative minimum tax position.

Management's Discussion and Analysis of Financial Condition and Results of Operations *Continued*

The following table summarizes the net effect of catastrophe-related losses for the years ended December 31, 2007 and 2005. There were no significant catastrophe-related losses for the year ended December 31, 2006.

(in millions)	**2007**	2005
Pretax	**$276**	$3,280*
Net of tax and minority interest	**$177**	$2,109

* *Includes $312 million in catastrophe-related losses from partially owned companies.*

Segment Results

The following table summarizes AIG's operations by reporting segment for the years ended December 31, 2007, 2006 and 2005. See also Note 2 to Consolidated Financial Statements.

				Percentage Increase/(Decrease)	
(in millions)	**2007**	2006[a]	2005[a]	2007 vs. 2006	2006 vs. 2005
Revenues[b]:					
General Insurance[c]	**$ 51,708**	$ 49,206	$ 45,174	5%	9%
Life Insurance & Retirement Services[c][d]	**53,570**	50,878	48,020	5	6
Financial Services[e][f]	**(1,309)**	7,777	10,677	—	(27)
Asset Management	**5,625**	4,543	4,582	24	(1)
Other	**457**	483	344	(5)	40
Consolidation and eliminations	**13**	500	(16)	(97)	—
Total	**$110,064**	$113,387	$108,781	(3)%	4%
Operating Income (loss)[b][g]:					
General Insurance[c]	**$ 10,526**	$ 10,412	$ 2,315	1%	350%
Life Insurance & Retirement Services[c][d]	**8,186**	10,121	8,965	(19)	13
Financial Services[e][f]	**(9,515)**	383	4,424	—	(91)
Asset Management	**1,164**	1,538	1,963	(24)	(22)
Other[h]	**(2,140)**	(1,435)	(2,765)	—	—
Consolidation and eliminations	**722**	668	311	8	115
Total	**$ 8,943**	$ 21,687	$ 15,213	(59)%	43%

(a) Certain reclassifications have been made to prior period amounts to conform to the current period presentation.

(b) In 2007, 2006 and 2005, includes other-than-temporary impairment charges of $4.7 billion, $944 million and $598 million, respectively. Also includes gains (losses) from hedging activities that did not qualify for hedge accounting treatment under FAS 133, including the related foreign exchange gains and losses. In 2007, 2006, and 2005, respectively, the effect was $(1.44) billion, $(1.87) billion and $2.02 billion in both revenues and operating income. These amounts result primarily from interest rate and foreign currency derivatives that are effective economic hedges of investments and borrowings. These gains (losses) in 2007 include a $380 million out of period charge to reverse net gains recognized on transfers of available for sale securities among legal entities consolidated within AIGFP. The gains (losses) in 2006 include an out of period charge of $223 million related to the remediation of the material weakness in internal control over the accounting for certain derivative transactions under FAS 133.

(c) In 2006, includes the effect of out of period adjustments related to the accounting for UCITS. In 2006, the effect was an increase of $490 million in both revenues and operating income for General Insurance and an increase of $240 million and $169 million in revenues and operating income, respectively, for Life Insurance & Retirement Services.

(d) In 2007, 2006 and 2005, includes other-than-temporary impairment charges of $2.8 billion, $641 million and $425 million, respectively, for Life Insurance & Retirement Services.

(e) Includes gains (losses) from hedging activities that did not qualify for hedge accounting treatment under FAS 133, including the related foreign exchange gains and losses. In 2007, 2006 and 2005, respectively, the effect was $104 million, $(1.97) billion, and $2.19 billion in both revenues and operating income. These amounts result primarily from interest rate and foreign currency derivatives that are effective economic hedges of investments and borrowings. The years ended December 31, 2007 and 2006 include out of period charges of $380 million and $223 million, respectively, as discussed in footnote (b). In the first quarter of 2007, AIG began applying hedge accounting for certain transactions, primarily in its Capital Markets operations. In the second quarter of 2007, AGF and ILFC began applying hedge accounting to most of their derivatives hedging interest rate and foreign exchange risks associated with their floating rate and foreign currency denominated borrowings.

(f) In 2007, both revenues and operating income (loss) include an unrealized market valuation loss of $11.5 billion on AIGFP's super senior credit default swap portfolio and an other-than-temporary impairment charge of $643 million on AIGFP's available for sale investment securities recorded in other income.

(g) Includes current year catastrophe-related losses of $276 million in 2007 and $3.28 billion in 2005. There were no significant catastrophe-related losses in 2006.

(h) In 2005, includes current year catastrophe-related losses from unconsolidated entities of $312 million.

General Insurance

AIG's General Insurance operations provide property and casualty products and services throughout the world. Revenues in the General Insurance segment represent net premiums earned, net investment income and net realized capital gains (losses). The increase in General Insurance operating income in 2007 compared to 2006 was driven by strength in the Domestic Brokerage Group (DBG), partially offset by operating losses from the Mortgage Guaranty business and a decrease in Personal Lines operating income.

Life Insurance & Retirement Services

AIG's Life Insurance & Retirement Services operations provide insurance, financial and investment-oriented products throughout the world. Revenues in the Life Insurance & Retirement Services operations represent premiums and other considerations, net investment income and net realized capital gains (losses). Foreign operations contributed approximately 76 percent, 68 percent and 59 percent of AIG's Life Insurance & Retirement Services operating income in 2007, 2006 and 2005, respectively.

Life Insurance & Retirement Services operating income declined in 2007 compared to 2006 primarily due to higher net realized capital losses in 2007. In addition, operating income in 2007 was negatively affected by charges related to remediation activity in Asia; an industry wide regulatory claims review in Japan; the effect of Statement of Position 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" (SOP 05-1), which was adopted in 2007; and investment losses where a FAS 115 trading election was made (trading account).

Financial Services

AIG's Financial Services subsidiaries engage in diversified activities including aircraft and equipment leasing, capital markets, consumer finance and insurance premium finance. Revenues in the Financial Services segment include interest, realized and unrealized gains and losses, including the unrealized market valuation losses on AIGFP's super senior credit default swap portfolio, lease and finance charges.

Financial Services reported an operating loss in 2007 compared to operating income in 2006, primarily due to an unrealized market valuation loss of $11.5 billion on AIGFP's super senior credit default swap portfolio, an other-than-temporary impairment charge of $643 million on AIGFP's investment portfolio of CDOs of asset-backed securities (ABS) and a decline in operating income for AGF. AGF's operating income declined in 2007 compared to 2006 due to reduced residential mortgage origination volume, lower revenues from its mortgage banking activities and increases in the provision for finance receivable losses. In 2007, AGF's mortgage banking operations recorded a pre-tax charge of $178 million, representing the estimated cost of implementing the Supervisory Agreement entered into with the Office of Thrift Supervision (OTS), which is discussed in the Consumer Finance results of operations section.

Operating income for ILFC increased in 2007 compared to 2006, driven to a large extent by a larger aircraft fleet, higher lease rates and higher utilization.

In 2007, AIGFP began applying hedge accounting under FAS 133 to certain of its interest rate swaps and foreign currency forward contracts that hedge its investments and borrowings and AGF and ILFC began applying hedge accounting to most of their derivatives that hedge floating rate and foreign currency denominated borrowings. Prior to 2007, hedge accounting was not applied to any of AIG's derivatives and related assets and liabilities. Accordingly, revenues and operating income were exposed to volatility resulting from differences in the timing of revenue recognition between the derivatives and the hedged assets and liabilities.

Asset Management

AIG's Asset Management operations include institutional and retail asset management, broker-dealer services and spread-based investment businesses. Revenues in the Asset Management segment represent investment income with respect to spread-based products and management, advisory and incentive fees.

Asset Management operating income decreased in 2007 compared to 2006, due to realized capital losses on interest rate and foreign currency hedge positions not qualifying for hedge accounting and other-than-temporary impairment charges on fixed income investments due primarily to disruptions in the U.S. credit markets. These decreases were partially offset by higher partnership income from the Spread-Based Investment business, increased gains on real estate investments and a gain on the sale of a portion of AIG's investment in Blackstone Group, L.P. in connection with its initial public offering.

Capital Resources

At December 31, 2007, AIG had total consolidated shareholders' equity of $95.8 billion and total consolidated borrowings of $176.0 billion. At that date, $67.9 billion of such borrowings were subsidiary borrowings not guaranteed by AIG.

In 2007, AIG issued an aggregate of $5.6 billion of junior subordinated debentures in five series of securities. Substantially all of the proceeds from these sales, net of expenses, were used to repurchase shares of AIG's common stock. A total of 76,361,209 shares were repurchased during 2007.

In February 2007, AIG's Board of Directors increased AIG's share repurchase program by authorizing the repurchase of shares with an aggregate purchase price of $8 billion. In November 2007, AIG's Board of Directors authorized the repurchase of an additional $8 billion in common stock. At February 15, 2008, $10.25 billion was available for repurchase under the aggregate authorization. AIG did not purchase shares of its common stock under its common stock repurchase authorization during 2006. AIG does not expect to purchase additional shares under its share repurchase program for the foreseeable future, other than pursuant to commitments that existed at December 31, 2007.

Liquidity

AIG manages liquidity at both the subsidiary and parent company levels. At December 31, 2007, AIG's consolidated invested assets, primarily held by its subsidiaries, included $65.6 billion in cash and short-term investments. Consolidated net cash provided from operating activities in 2007 amounted to $35.2 billion. At both the subsidiary and parent company level, liquidity management activities are intended to preserve and enhance funding stability, flexibility, and diversity through a wide range of potential operating environments and market conditions. AIG's primary sources of cash flow are dividends and other payments from its regulated and unregulated subsidiaries, as well as issuances of debt securities. Primary uses of cash flow are for debt service, subsidiary funding, shareholder dividend payments and common stock repurchases. As a result of disruption in the credit markets during 2007, AIG took steps to enhance the liquidity of its portfolios, including increasing the liquidity of the collateral in the securities lending program. Management believes that AIG's liquid assets, cash provided by operations and access to the capital markets will enable it to meet its anticipated cash requirements, including the funding of increased dividends under AIG's new dividend policy.

Critical Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the application of accounting policies that often involve a significant degree of judgment. AIG considers that its accounting policies that are most dependent on the application of estimates and assumptions, and therefore viewed as critical accounting estimates, to be those relating to reserves for losses and loss expenses, future policy benefits for life and accident and health contracts, recoverability of DAC, estimated gross profits for investment-oriented products, fair value measurements of certain financial assets and liabilities, other-than-temporary impairments, the allowance for finance receivable losses and flight equipment recoverability. These accounting estimates require the use of assumptions about matters, some of which are highly uncertain at the time of estimation. To the extent actual experience differs from the assumptions used, AIG's results of operations would be directly affected.

Throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations, AIG's critical accounting estimates are discussed in detail. The major categories for which assumptions are developed and used to establish each critical accounting estimate are highlighted below.

Reserves for Losses and Loss Expenses (General Insurance):

- *Loss trend factors:* used to establish expected loss ratios for subsequent accident years based on premium rate adequacy and the projected loss ratio with respect to prior accident years.
- *Expected loss ratios for the latest accident year:* in this case, accident year 2007 for the year-end 2007 loss reserve analysis. For low-frequency, high-severity classes such as excess casualty, expected loss ratios generally are utilized for at least the three most recent accident years.
- *Loss development factors:* used to project the reported losses for each accident year to an ultimate amount.
- *Reinsurance recoverable on unpaid losses:* the expected recoveries from reinsurers on losses that have not yet been reported and/or settled.

Future Policy Benefits for Life and Accident and Health Contracts (Life Insurance & Retirement Services):

- *Interest rates:* which vary by geographical region, year of issuance and products.
- *Mortality, morbidity and surrender rates:* based upon actual experience by geographical region modified to allow for variation in policy form, risk classification and distribution channel.

Deferred Policy Acquisition Costs (Life Insurance & Retirement Services):

- *Recoverability:* based on current and future expected profitability, which is affected by interest rates, foreign exchange rates, mortality experience and policy persistency.

Deferred Policy Acquisition Costs (General Insurance):

- *Recoverability:* based upon the current terms and profitability of the underlying insurance contracts.

Estimated Gross Profits (Life Insurance & Retirement Services):

- *Estimated gross profits:* to be realized over the estimated duration of the contracts (investment-oriented products) affect the carrying value of DAC, unearned revenue liability and associated amortization patterns under FAS 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" (FAS 97); and Sales Inducement Assets under American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" (SOP 03-1). Estimated gross profits include investment income and gains and losses on investments less required interest, actual mortality and other expenses.

Fair Value Measurements of Financial Instruments:

AIG measures financial instruments in its trading and available for sale securities portfolios, together with securities sold but not yet purchased, certain hybrid financial instruments, and derivative assets and liabilities at fair value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The degree of judgment used in measuring the fair value of financial instruments generally correlates with the level of pricing observability. Financial instruments with quoted prices in active markets generally have more pricing observability and less judgment is used in measuring fair value. Conversely, financial instruments traded in other than active markets or that do not have quoted prices have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgment. Pricing observability is affected by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction and general market conditions.

AIG maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. AIG obtains market price data to value financial instruments whenever such information is available. Market price data generally is obtained from market exchanges or dealer quotations. The types of instruments valued based on market price data include G-7 government and agency securities, equities listed in active markets, investments in publicly traded mutual funds with quoted market prices and listed derivatives.

AIG estimates the fair value of fixed income instruments not traded in active markets by referring to traded securities with similar attributes and using a matrix pricing methodology. This methodology considers such factors as the issuer's industry, the security's rating and tenor, its coupon rate, its position in the capital structure of the issuer, and other relevant factors. The types of fixed income instruments not traded in active markets include non-G-7 government securities, municipal bonds, certain hybrid financial instruments, most investment-grade and high-yield corporate bonds, and most mortgage- and asset-backed products.

AIG initially estimates the fair value of equity instruments not traded in active markets by reference to the transaction price. This valuation is adjusted only when changes to inputs and assumptions are corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, subsequent rounds of financing, recapitalizations and other transactions across the capital structure, offerings in the equity capital markets, and changes in financial ratios or cash flows.

For equity and fixed income instruments that are not traded in active markets or that are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments generally are based on available market evidence. In the absence of such evidence, management's best estimate is used.

AIG obtains the fair value of its investments in limited partnerships and hedge funds from information provided by the general partner or manager of the investments, the financial statements of which generally are audited annually.

Derivative assets and liabilities can be exchange-traded or traded over the counter (OTC). AIG generally values exchange-traded derivatives within portfolios using models that calibrate to market clearing levels and eliminate timing differences between the closing price of the exchange-traded derivatives and their underlying instruments.

OTC derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. When models are used, the selection of a particular model to value an OTC derivative depends on the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. AIG generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices and rates, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment.

Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. When AIG does not have corroborating market evidence to support significant model inputs and cannot verify the model to market transactions, transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so that the model value at inception equals the transaction price. Subsequent to initial recognition, AIG updates valuation inputs when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations, or other empirical market data. When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

AIGFP employs a modified version of the Binomial Expansion Technique (BET) model to value its super senior credit default swap portfolio, including maturity-shortening puts that allow the holders of the notes issued by certain multi-sector CDOs to treat the notes as short-term eligible 2a-7 investments under the Investment Company Act of 1940 (2a-7 Puts). The BET model utilizes default probabilities derived from credit spreads implied from market prices for the individual securities included in the underlying collateral pools securing the CDOs, as well as diversity scores, weighted average lives, recovery rates and discount rates. The determination of some of these inputs requires the use of judgment and estimates, particularly in the absence of market observable data. AIGFP also employs a Monte Carlo simulation to assist in quantifying the effect on the valuation of the CDOs of the unique aspects of the CDO's structure such as triggers that divert cash flows to the most senior part of the capital structure. In the final determination of fair value, AIGFP also considers the price estimates for the super senior CDO notes provided by third parties, including counterparties to these transactions, and makes adjustments when deemed necessary. See also Risk Management, Segment Risk Management, Financial Services — Capital Markets Derivative Transactions and Note 8 to Consolidated Financial Statements.

Other-Than-Temporary Impairments:

AIG evaluates its investments for impairment such that a security is considered a candidate for other-than-temporary impairment if it meets any of the following criteria:

- Trading at a significant (25 percent or more) discount to par, amortized cost (if lower) or cost for an extended period of time (nine consecutive months or longer);

- The occurrence of a discrete credit event resulting in (i) the issuer defaulting on a material outstanding obligation; (ii) the issuer seeking protection from creditors under the bankruptcy laws or any similar laws intended for court supervised reorganization of insolvent enterprises; or (iii) the issuer proposing a voluntary reorganization pursuant to which creditors are asked to exchange their claims for cash or securities having a fair value substantially lower than par value of their claims; or
- AIG may not realize a full recovery on its investment, regardless of the occurrence of one of the foregoing events.

The above criteria also consider circumstances of a rapid and severe market valuation decline, such as that experienced in current credit markets, in which AIG could not reasonably assert that the recovery period would be temporary (severity losses).

In light of the recent significant disruption in the U.S. residential mortgage and credit markets, particularly in the fourth quarter, AIG has recognized an other-than-temporary impairment charge (severity loss) of $2.2 billion (including $643 million related to AIGFP's available for sale investment securities recorded in other income), primarily from certain residential mortgage-backed securities and other structured securities. Even while retaining their investment grade ratings, such securities were priced at a severe discount to cost. Notwithstanding AIG's intent and ability to hold such securities indefinitely, and despite structures which indicate that a substantial amount of the securities should continue to perform in accordance with their original terms, AIG concluded that it could not reasonably assert that the recovery period would be temporary.

At each balance sheet date, AIG evaluates its securities holdings with unrealized losses. When AIG does not intend to hold such securities until they have recovered their cost basis, AIG records the unrealized loss in income. If a loss is recognized from a sale subsequent to a balance sheet date pursuant to changes in circumstances, the loss is recognized in the period in which the intent to hold the securities to recovery no longer existed.

In periods subsequent to the recognition of an other-than-temporary impairment charge for fixed maturity securities, which is not credit or foreign exchange related, AIG generally accretes into income the discount or amortizes the reduced premium resulting from the reduction in cost basis over the remaining life of the security.

Allowance for Finance Receivable Losses (Financial Services):

- *Historical defaults and delinquency experience:* utilizing factors, such as delinquency ratio, allowance ratio, charge-off ratio, and charge-off coverage.
- *Portfolio characteristics:* portfolio composition and consideration of the recent changes to underwriting criteria and portfolio seasoning.
- *External factors:* consideration of current economic conditions, including levels of unemployment and personal bankruptcies.
- *Migration analysis:* empirical technique measuring historical movement of similar finance receivables through various levels of repayment, delinquency, and loss categories to existing finance receivable pools.

Flight Equipment Recoverability (Financial Services):

- *Expected undiscounted future net cash flows:* based upon current lease rates, projected future lease rates and estimated terminal values of each aircraft based on third-party information.

Operating Review

General Insurance Operations

AIG's General Insurance subsidiaries write substantially all lines of commercial property and casualty insurance and various personal lines both domestically and abroad.

As previously noted, AIG believes it should present and discuss its financial information in a manner most meaningful to its financial statement users. Accordingly, in its General Insurance business, AIG uses certain regulatory measures, where AIG has determined these measurements to be useful and meaningful.

A critical discipline of a successful general insurance business is the objective to produce profit from underwriting activities taking into account costs of capital. AIG views underwriting results to be critical in the overall evaluation of performance.

Statutory underwriting profit is derived by reducing net premiums earned by net losses and loss expenses incurred and net expenses incurred. Statutory accounting generally requires immediate expense recognition and ignores the matching of revenues and expenses as required by GAAP. That is, for statutory purposes, expenses (including acquisition costs) are recognized immediately, not over the same period that the revenues are earned. Thus, statutory expenses exclude changes in DAC.

GAAP provides for the recognition of certain acquisition expenses at the same time revenues are earned, the accounting principle of matching. Therefore, acquisition expenses are deferred and amortized over the period the related net premiums written are earned. DAC is reviewed for recoverability, and such review requires management judgment. The most comparable GAAP measure to statutory underwriting profit is income before income taxes, minority interest and cumulative effect of an accounting change. A table reconciling statutory underwriting profit to income before income taxes, minority interest and cumulative effect of an accounting change is contained in footnote (d) to the following table. See also Critical Accounting Estimates herein and Notes 1 and 6 to Consolidated Financial Statements.

AIG, along with most general insurance companies, uses the loss ratio, the expense ratio and the combined ratio as measures of underwriting performance. The loss ratio is the sum of losses and loss expenses incurred divided by net premiums earned. The expense ratio is statutory underwriting expenses divided by net premiums written. These ratios are relative measurements that describe, for every $100 of net premiums earned or written, the cost of losses and statutory expenses, respectively. The combined ratio is the sum of the loss ratio and the expense ratio. The combined ratio presents the total cost per $100 of premium production. A combined ratio below 100 demonstrates underwriting profit; a combined ratio above 100 demonstrates underwriting loss.

Net premiums written are initially deferred and earned based upon the terms of the underlying policies. The net unearned premium reserve constitutes deferred revenues which are generally earned ratably over the policy period. Thus, the net unearned premium reserve is not fully recognized in income as net premiums earned until the end of the policy period.

The underwriting environment varies from country to country, as does the degree of litigation activity. Regulation, product type and competition have a direct effect on pricing and consequently on profitability as reflected in underwriting profit and statutory general insurance ratios.

General Insurance Results

General Insurance operating income is comprised of statutory underwriting profit (loss), changes in DAC, net investment income and net realized capital gains and losses. Operating income, as well as net premiums written, net premiums earned, net investment income and net realized capital gains (losses) and statutory ratios in 2007, 2006 and 2005 were as follows:

				Percentage Increase/(Decrease)	
(in millions, except ratios)	**2007**	2006	2005	2007 vs. 2006	2006 vs. 2005
Net premiums written:					
Domestic General Insurance					
DBG	**$24,112**	$24,312	$ 23,104	(1)%	5%
Transatlantic	**3,953**	3,633	3,466	9	5
Personal Lines	**4,808**	4,654	4,653	3	—
Mortgage Guaranty	**1,143**	866	628	32	38
Foreign General Insurance	**13,051**	11,401	10,021	14	14
Total	**$47,067**	$44,866	$ 41,872	5%	7%
Net premiums earned:					
Domestic General Insurance					
DBG	**$23,849**	$23,910	$ 22,567	—%	6%
Transatlantic	**3,903**	3,604	3,385	8	6
Personal Lines	**4,695**	4,645	4,634	1	—
Mortgage Guaranty	**886**	740	533	20	39
Foreign General Insurance	**12,349**	10,552	9,690	17	9
Total	**$45,682**	$43,451	$ 40,809	5%	6%
Net investment income[(a)]:					
Domestic General Insurance					
DBG	**$ 3,879**	$ 3,411	$ 2,403	14%	42%
Transatlantic	**470**	435	343	8	27
Personal Lines	**231**	225	217	3	4
Mortgage Guaranty	**158**	140	123	13	14
Intercompany adjustments and eliminations — net	**6**	1	1	500	—
Foreign General Insurance	**1,388**	1,484	944	(6)	57
Total	**$ 6,132**	$ 5,696	$ 4,031	8%	41%
Net realized capital gains (losses)	**$ (106)**	$ 59	$ 334	—%	—%
Operating income (loss)[(a)(b)]:					
Domestic General Insurance					
DBG	**$ 7,305**	$ 5,845	$ (820)	25%	—%
Transatlantic	**661**	589	(39)	12	—
Personal Lines	**67**	432	195	(84)	122
Mortgage Guaranty	**(637)**	328	363	—	(10)
Foreign General Insurance	**3,137**	3,228	2,601	(3)	24
Reclassifications and eliminations	**(7)**	(10)	15	—	—
Total	**$10,526**	$10,412	$ 2,315	1%	350%

Management's Discussion and Analysis of Financial Condition and Results of Operations *Continued*

				Percentage Increase/(Decrease)	
(in millions, except ratios)	**2007**	2006	2005	2007 vs. 2006	2006 vs. 2005
Statutory underwriting profit (loss)[(b)(d)]:					
Domestic General Insurance					
DBG	**$3,404**	$2,322	$(3,403)	47%	—%
Transatlantic	**165**	129	(434)	28	—
Personal Lines	**(191)**	204	(38)	—	—
Mortgage Guaranty	**(849)**	188	249	—	(24)
Foreign General Insurance	**1,544**	1,565	1,461	(1)	7
Total	**$4,073**	$4,408	$(2,165)	(8)%	—%
Domestic General Insurance[(b)]:					
Loss ratio	**71.2**	69.6	90.1		
Expense ratio	**20.8**	21.4	21.0		
Combined ratio	**92.0**	91.0	111.1		
Foreign General Insurance[(b)]:					
Loss ratio	**50.6**	48.9	52.0		
Expense ratio[(c)]	**34.9**	33.6	31.8		
Combined ratio	**85.5**	82.5	83.8		
Consolidated[(b)]:					
Loss ratio	**65.6**	64.6	81.1		
Expense ratio	**24.7**	24.5	23.6		
Combined ratio	**90.3**	89.1	104.7		

(a) Includes the effect of out-of-period adjustments related to the accounting for UCITS in 2006. For DBG, the effect was an increase of $66 million, and for Foreign General Insurance, the effect was an increase of $424 million.

(b) Catastrophe-related losses increased the consolidated General Insurance combined ratio in 2007 and 2005 by 0.60 points and 7.06 points, respectively. There were no significant catastrophe-related losses in 2006. Catastrophe-related losses in 2007 and 2005 by reporting unit were as follows:

	2007		2005	
(in millions)	Insurance Related Losses	Net Reinstatement Premium Cost	Insurance Related Losses	Net Reinstatement Premium Cost
Reporting Unit:				
DBG	**$113**	**$(13)**	$1,811	$136
Transatlantic	**11**	**(1)**	463	45
Personal Lines	**61**	**14**	112	2
Mortgage Guaranty	**—**	**—**	10	—
Foreign General Insurance	**90**	**1**	229	80
Total	**$275**	**$ 1**	$2,625	$263

(c) Includes amortization of advertising costs.

(d) Statutory underwriting profit (loss) is a measure that U.S. domiciled insurance companies are required to report to their regulatory authorities. The following table reconciles statutory underwriting profit (loss) to operating income for General Insurance for the years ended December 31, 2007, 2006 and 2005:

(in millions)	Domestic Brokerage Group	Transatlantic	Personal Lines	Mortgage Guaranty	Foreign General Insurance	Reclassifications and Eliminations	Total
2007:							
Statutory underwriting profit (loss)	**$ 3,404**	**$ 165**	**$(191)**	**$(849)**	**$1,544**	**$ —**	**$ 4,073**
Increase in DAC	**97**	**17**	**29**	**57**	**227**	**—**	**427**
Net investment income	**3,879**	**470**	**231**	**158**	**1,388**	**6**	**6,132**
Net realized capital gains (losses)	**(75)**	**9**	**(2)**	**(3)**	**(22)**	**(13)**	**(106)**
Operating income (loss)	**$ 7,305**	**$ 661**	**$ 67**	**$(637)**	**$3,137**	**$ (7)**	**$10,526**
2006:							
Statutory underwriting profit (loss)	$ 2,322	$ 129	$ 204	$ 188	$1,565	$ —	$ 4,408
Increase in DAC	14	14	2	3	216	—	249
Net investment income	3,411	435	225	140	1,484	1	5,696
Net realized capital gains (losses)	98	11	1	(3)	(37)	(11)	59
Operating income (loss)	$ 5,845	$ 589	$ 432	$ 328	$3,228	$(10)	$10,412
2005:							
Statutory underwriting profit (loss)	$(3,403)	$(434)	$ (38)	$ 249	$1,461	$ —	$ (2,165)
Increase (decrease) in DAC	(21)	14	19	(8)	111	—	115
Net investment income	2,403	343	217	123	944	1	4,031
Net realized capital gains (losses)	201	38	(3)	(1)	85	14	334
Operating income (loss)	$ (820)	$ (39)	$ 195	$ 363	$2,601	$ 15	$ 2,315

AIG transacts business in most major foreign currencies. The following table summarizes the effect of changes in foreign currency exchange rates on the growth of General Insurance net premiums written for the years ended December 31, 2007 and 2006:

	2007	2006
Growth in original currency*	**3.5%**	7.4%
Foreign exchange effect	**1.4**	(0.2)
Growth as reported in U.S. dollars	**4.9%**	7.2%

* *Computed using a constant exchange rate for each period.*

2007 and 2006 Comparison

General Insurance operating income increased in 2007 compared to 2006 due to growth in net investment income, partially offset by a decline in underwriting profit and Net realized capital losses. The 2007 combined ratio increased to 90.3, an increase of 1.2 points compared to 2006, primarily due to an increase in the loss ratio of 1.0 points. The loss ratio for accident year 2007 recorded in 2007 was 2.3 points higher than the loss ratio recorded in 2006 for accident year 2006. Increases in Mortgage Guaranty losses accounted for a 2.1 point increase in the 2007 accident year loss ratio. The downward cycle in the U.S. housing market is not expected to improve until residential inventories return to a more normal level, and AIG expects that this downward cycle will continue to adversely affect Mortgage Guaranty's loss ratios for the foreseeable future. The higher accident year loss ratio was partially offset by favorable development on prior years, which reduced incurred losses by $606 million and $53 million in 2007 and 2006, respectively. Additional favorable loss development of $50 million (recognized in consolidation and related to certain asbestos settlements) reduced overall incurred losses.

General Insurance net premiums written increased in 2007 compared to 2006, reflecting growth in Foreign General Insurance from both established and new distribution channels, and the effect of changes in foreign currency exchange rates as well as growth in Mortgage Guaranty, primarily from international business.

General Insurance net investment income increased in 2007 by $436 million. Interest and dividend income increased $714 million in 2007 compared to 2006 as fixed maturities and equity securities increased by $11.6 billion and the average yield increased 10 basis points. Income from partnership investments increased $159 million in 2007 compared to 2006, primarily due to improved returns on underlying investments and higher levels of invested assets. Investment expenses in 2007 declined $60 million compared to 2006, primarily due to decreased interest expense on deposit liabilities. These increases to net investment income were partially offset by $490 million of income from an out of period UCITS adjustment recorded in 2006. Net realized capital losses in 2007 include other-than-temporary impairment charges of $276 million compared to $77 million in 2006. See also Capital Resources and Liquidity and Invested Assets herein.

In order to better align financial reporting with the manner in which AIG's chief operating decision makers manage their businesses, commencing in 2007, the foreign aviation business, which was historically reported in DBG, is now reported as part of Foreign General Insurance, and the oil rig and marine businesses, which were historically reported in Foreign General Insurance, are now reported as part of DBG. Prior period amounts have been revised to conform to the current presentation.

2006 and 2005 Comparison

General Insurance operating income increased in 2006 compared to 2005 due to growth in net premiums, a reduction in both catastrophe losses and prior accident year development, and growth in Net investment income. The combined ratio improved to 89.1, a reduction of 15.6 points from 2005, including an improvement in the loss ratio of 16.5 points. The reduction in catastrophe losses represented 6.9 points and the reduction in prior year adverse development represented 11.5 points of the overall reduction. Net premiums written increased $3.0 billion or 7 percent in 2006 compared to 2005. Domestic General Insurance accounted for $1.6 billion of the increase as property rates improved and submission activity increased due to the strength of AIG's capacity, commitment to difficult markets and diverse product offerings. Foreign General Insurance contributed $1.4 billion to the increase in net premiums written. In 2005, Domestic General Insurance net premiums written increased by $300 million and Foreign General Insurance net premiums written decreased by the same amount as a result of the commutation of the Richmond reinsurance contract. The commutation partially offset the increase in Domestic General Insurance net premiums written in 2006 compared to 2005 and increased Foreign General Insurance net premiums written in 2006 compared to 2005.

In 2006, certain adjustments were made in conjunction with the remediation of the material weakness relating to balance sheet account reconciliations which increased earned premiums by $189 million and increased other expenses by $415 million. The combined effect of these adjustments increased the expense ratio by 0.9 points and decreased the loss ratio by 0.3 points.

General Insurance net investment income increased $1.67 billion in 2006 to $5.7 billion on higher levels of invested assets, strong cash flows, slightly higher yields and increased partnership income, and included increases from out of period adjustments of $490 million related to the accounting for certain interests in UCITS, $43 million related to partnership income and $85 million related to interest earned on a DBG deposit contract. See also Capital Resources and Liquidity — Liquidity and Invested Assets herein.

DBG Results

2007 and 2006 Comparison

DBG's operating income increased in 2007 compared to 2006 primarily due to growth in both net investment income and underwriting profit. The improvement is also reflected in the combined ratio, which declined 4.5 points in 2007 compared to 2006, primarily due to an improvement in the loss ratio of 3.3 points. Catastrophe-related losses increased the 2007 loss ratio by 0.4 points. The loss ratio for accident year 2007 recorded in 2007 was 0.9 points lower than the loss ratio recorded in 2006 for accident year 2006. The loss ratio for accident year 2006 has improved in each quarter since September 30, 2006. As a result, the 2007 accident year loss ratio is 2.8 points higher than the 2006 accident year loss ratio, reflecting reductions in 2006 accident year losses recorded through December 31, 2007. Prior year development reduced incurred losses by $390 million in 2007 and increased incurred losses by $175 million in 2006, accounting for 2.4 points of the improvement in the loss ratio.

DBG's net premiums written declined in 2007 compared to 2006 as ceded premiums as a percentage of gross written premiums increased to 24 percent in 2007 compared to 23 percent in 2006, primarily due to additional reinsurance for property risks to manage catastrophe exposures.

DBG's expense ratio decreased to 18.7 in 2007 compared to 19.8 in 2006, primarily due to the 2006 charge related to the remediation of the material weakness in internal control over certain balance sheet reconciliations that accounted for 2.1 points of the decline. The decline was partially offset by increases in operating expenses for marketing initiatives and operations.

DBG's net investment income increased in 2007 compared to 2006, as interest income increased $384 million in 2007, on growth in the bond portfolio resulting from investment of operating cash flows. Income from partnership investments increased $159 million in 2007 compared to 2006, primarily due to improved returns on the underlying investments. Other investment income declined $163 million in 2007 compared to 2006, primarily due to out of period adjustments of $194 million recorded in 2006. DBG recorded net realized capital losses in 2007 compared to net realized capital gains in 2006 primarily due to other-than-temporary impairment charges of $213 million in 2007 compared to $73 million in 2006.

2006 and 2005 Comparison

DBG's operating income was $5.85 billion in 2006 compared to a loss of $820 million in 2005, an improvement of $6.67 billion. The improvement is also reflected in the combined ratio, which declined to 89.9 in 2006 compared to 114.6 in 2005 primarily due to an improvement in the loss ratio of 24.9 points. The reduction in prior year adverse development and the reduction in catastrophe losses and related reinstatement premiums accounted for 20.7 points and 8.3 points, respectively, of the improvement.

DBG's net premiums written increased in 2006 compared to 2005 as property rates improved and submission activity increased due to the strength of AIG's capacity, commitment to difficult markets and diverse product offerings. Net premiums written in 2005 were reduced by $136 million due to reinstatement premiums related to catastrophes, offset by increases of $300 million for the Richmond commutation and $147 million related to an accrual for workers compensation premiums for payroll not yet reported by insured employers. The combined effect of these items reduced the growth rate for net premiums written by 1.3 percent.

The loss ratio in 2006 declined 24.9 points to 70.2. The 2005 loss ratio was negatively affected by catastrophe-related losses of $1.8 billion and related reinstatement premiums of $136 million. Adverse development on reserves for loss and loss adjustment expenses declined to $175 million in 2006 compared to $4.9 billion in 2005, accounting for 20.7 points of the decrease in the loss ratio.

DBG's expense ratio increased to 19.8 in 2006 compared to 19.5 in 2005, primarily due to an increase in other expenses that amounted to $498 million in 2006 (including out of period charges of $356 million) compared to $372 million in 2005. This increase added 0.4 points to the expense ratio.

DBG's net investment income increased by $1.0 billion in 2006 compared to 2005, as interest income increased $482 million on growth in the bond portfolio resulting from investment of operating cash flows and capital contributions. Partnership income increased from 2005 due to improved performance of the underlying investments, including initial public offering activity. Net investment income in 2006 included increases relating to out of period adjustments of $109 million for the accounting for UCITS and partnerships and $85 million related to interest earned on a deposit contract that did not exist in the prior year.

Transatlantic Results

2007 and 2006 Comparison

Transatlantic's net premiums written and net premiums earned increased in 2007 compared to 2006 due to increases in both domestic and international operations. The increase in statutory underwriting profit in 2007 compared to 2006 reflects improved underwriting results in Domestic operations. Operating income increased in 2007 compared to 2006 due principally to increased net investment income and improved underwriting results.

2006 and 2005 Comparison

Transatlantic's net premiums written and net premiums earned increased in 2006 compared to 2005 due primarily to increased writings in domestic operations. Operating income increased in 2006 compared to 2005 due largely to lower catastrophe losses and net ceded reinstatement premiums, and increased net investment income.

Personal Lines Results

2007 and 2006 Comparison

Personal Lines operating income in 2007 decreased by $365 million compared to 2006, largely due to an increase in incurred losses from a number of sources, leading to an overall increase in the loss ratio of 6.8 points. Prior year net adverse reserve development contributed 2.5 points of this increase in the loss ratio, as Personal Lines experienced $7 million in net adverse development (including $64 million in adverse development from businesses placed in runoff), compared to $111 million of favorable development in 2006. An additional 1.6 point increase in the loss ratio resulted from $61 million of losses and $14 million of reinstatement premiums due to the California wildfires. In addition, an increase in the loss ratio recorded in 2007 for accident year 2007 compared to the loss ratio recorded in 2006 for accident year 2006 of 2.7 points resulted, in part, from an increased frequency of large losses in the Private Client Group and average automobile premiums declining faster than loss trends.

Operating income also declined due to increased expenses. The expense ratio increased 1.1 points in 2007 compared to 2006, primarily due to $63 million of transaction and integration costs associated with the 2007 acquisition of the minority interest in 21st Century.

Net premiums written increased in 2007 compared to 2006 due to continued growth in the Private Client Group and increased new business production in the aigdirect.com business partially offset by a reduction in the Agency Auto business.

On September 27, 2007, AIG completed its previously announced acquisition of 21st Century, paying $759 million to acquire the remaining 39.2 percent of the shares of 21st Century that it did not previously own. As a result of the acquisition, the AIG Direct and 21st Century operations have been combined as aigdirect.com.

Under the purchase method of accounting, the assets and liabilities of 21st Century that were acquired were adjusted to their estimated fair values as of the date of the acquisition, and goodwill of $342 million was recorded. A customer relationship intangible asset, initially valued at $119 million, was also established.

2006 and 2005 Comparison

Personal Lines operating income increased $237 million in 2006 compared to 2005 reflecting a reduction in the loss ratio of 5.8 points. Favorable development on prior accident years reduced incurred losses by $111 million in 2006 compared to an increase of $14 million in 2005, accounting for 2.7 points of the decrease in the loss ratio. The 2005 catastrophe-related losses of $112 million added 2.4 points to the loss ratio. The loss ratio for the 2006 accident year improved 0.7 points primarily due to the termination of The Robert Plan relationship effective December 31, 2005 and growth in the Private Client Group. The improvement in the loss ratio was partially offset by an increase in the expense ratio of 0.6 points primarily due to investments in people and technology, national expansion efforts and lower response rates. Net premiums written were flat in 2006 compared to 2005, with growth in the Private Client Group and Agency Auto divisions offset by termination of The Robert Plan relationship. Growth in the Private Client Group spans multiple products, with a continued penetration of the high net worth market, strong brand promotion and innovative loss prevention programs.

Mortgage Guaranty Results

2007 and 2006 Comparison

Mortgage Guaranty's operating loss in 2007 was $637 million compared to operating income of $328 million in 2006 as the deteriorating U.S. residential housing market adversely affected losses incurred for both the domestic first- and second-lien businesses. Domestic first- and second-lien losses incurred increased 362 percent and 346 percent respectively, compared to 2006, resulting in loss ratios of 122.0 and 357.0, respectively, in 2007. Increases in domestic losses incurred resulted in an overall loss ratio of 168.6 in 2007 compared to 47.2 in 2006. Prior year development reduced incurred losses in 2007 by $25 million compared to a reduction of $115 million in 2006, which accounted for 12.7 points of the increase in the loss ratio.

Net premiums written increased in 2007 compared to 2006 primarily due to growth in the international markets, accounting for 19 percent of the increase in net premiums written. In addition the increased use of mortgage insurance for credit enhancement as well as better persistency resulted in an increase in domestic first-lien premiums. UGC has taken steps to strengthen its underwriting guidelines and increase rates. It also discontinued new production for certain programs in the second-lien business beginning in the fourth quarter of 2006. However, UGC will continue to receive renewal premiums on that portfolio for the life of the loans, estimated to be three to five years, and will continue to be exposed to possible losses from future defaults.

The expense ratio in 2007 was 21.2, down from 23.4 in 2006 as premium growth offset the effect of increased expenses related to UGC's international expansion and the employment of additional operational resources in the second-lien business.

UGC domestic mortgage risk in force totaled $29.8 billion as of December 31, 2007 and the 60-day delinquency ratio was 3.7 percent (based on number of policies, consistent with mortgage industry practice) compared to domestic mortgage risk in force of $24.9 billion and a delinquency ratio of 2.1 percent at December 31, 2006. Approximately 81 percent of the domestic mortgage risk is secured by first-lien, owner-occupied properties.

2006 and 2005 Comparison

Mortgage Guaranty operating income declined in 2006 from 2005 due primarily to unfavorable loss experience on third-party originated second-lien business with a credit quality lower than typical for UGC and a softening U.S. housing market. This increased Mortgage Guaranty's consolidated loss ratio in 2006 to 47.2 compared to 26.0 in 2005. The writing of this second-lien coverage, which began in 2005, was discontinued as of year end 2006. Losses in the second-lien business have been mitigated by a policy year aggregate limitation provision that is typically established for each lender.

Net premiums written increased due to growth in the domestic second-lien and international businesses as well as improved persistency in the domestic first-lien business. The expense ratio remained flat as premium growth covered increased expenses related to expansion internationally and continued investment in risk management resources.

Foreign General Insurance Results

2007 and 2006 Comparison

Foreign General Insurance operating income decreased in 2007 compared to 2006, due primarily to decreases in Net investment income and statutory underwriting profit. Net investment income in 2006 included income of $424 million from out of period UCITS adjustments. Statutory underwriting profit decreased due to losses from the June 2007 U.K. floods, an increase in severe but non-catastrophic losses and higher frequency of non-severe losses compared to 2006, partially offset by higher favorable loss development on prior accident years.

Net premiums written increased 14 percent (10 percent in original currency) in 2007 compared to 2006, reflecting growth in commercial and consumer lines driven by new business from both established and new distribution channels, including Central Insurance Co. Ltd. in Taiwan acquired in late 2006. Net premiums written for commercial lines increased due to new business in the U.K. and Europe and decreases in the use of reinsurance, partially offset by declines in premium rates. Growth in consumer lines in Latin America, Asia and Europe also contributed to the increase. Net premiums written for the Lloyd's syndicate Ascot (Ascot) and Aviation declined due to rate decreases and increased market competition.

The 2007 loss ratio increased a total of 1.7 points compared to 2006. Losses of $90 million from the June 2007 U.K. floods added 0.7 points to the loss ratio and higher severe but non-catastrophic losses and higher loss frequency for personal accident business in Japan and personal lines business in Asia and Latin America added 1.6 points to the loss ratio. Partially offsetting these increases was favorable loss development on prior accident years of $286 million in 2007 compared to $183 million in 2006, which decreased the loss ratio by 0.6 points.

The 2007 expense ratio increased 1.3 points compared to 2006. This increase reflected the cost of realigning certain legal entities through which Foreign General Insurance operates and the increased significance of consumer lines of business, which have higher acquisition costs. These factors contributed 0.7 points to the 2007 expense ratio. AIG expects the expense ratio to increase in 2008 due to the continued cost of realigning certain legal entities through which Foreign General Insurance operates.

Net investment income decreased in 2007 compared to 2006 as the 2006 period included the out of period UCITS adjustments, which more than offset increases resulting from higher interest rates, increased cash flows and mutual fund income. Mutual fund income was $93 million higher than 2006 reflecting improved performance in the equity markets in 2007. Partnership income was essentially unchanged.

2006 and 2005 Comparison

Foreign General Insurance operating income increased in 2006 compared to 2005 due to out of period UCITS adjustments in 2006, the absence of significant catastrophe-related losses in 2006, rate increases and lower current accident year losses by Ascot on its U.S. book of business and lower asbestos and environmental reserve increases. These increases were partially offset by lower favorable loss development from prior accident years and adverse loss development on the 2005 hurricanes. Statutory underwriting profit increased $104 million in 2006 compared to 2005. Catastrophes in 2005 resulted in losses of $229 million and reinstatement premiums of $80 million.

Net premiums written increased 14 percent (15 percent in original currency) in 2006 compared to 2005, reflecting growth in both commercial and consumer lines driven by new business from both established and new distribution channels, including a wholly owned insurance company in Vietnam and Central Insurance Co., Ltd. in Taiwan. Ascot also contributed to the growth in net premiums written as a result of rate increases on its U.S. business. Consumer lines in Latin America and commercial lines in Europe, including the U.K., also contributed to the increase. Net premiums written in 2005 were reduced by reinstatement premiums related to catastrophes and a portfolio transfer of unearned premium reserves to DBG related to the Richmond commutation, accounting for 4 percent of the increase in 2006 compared to 2005.

The loss ratio decreased 3.1 points in 2006 compared to 2005, as the absence of significant catastrophes in 2006 resulted in a decrease in the loss ratio of 2.8 points. The loss ratio also decreased due to rate increases and lower current year losses by Ascot on its U.S. book of business and lower asbestos and environmental reserve increases. These declines were partially offset by lower favorable loss development from prior accident years and adverse development on 2005 hurricanes.

The expense ratio increased 1.8 points in 2006 compared to 2005 due to a $59 million out of period adjustment for amortization of deferred advertising costs and a premium reduction of $61 million related to reconciliation remediation activities, in aggregate accounting for 0.7 points of the increase in the expense ratio. The expense ratio also increased due to growth in consumer business lines, which have higher acquisition expenses but historically lower loss ratios.

Net investment income increased $540 million in 2006 compared to 2005 primarily due to a $424 million out of period UCITS adjustment.

Reserve for Losses and Loss Expenses

The following table presents the components of the General Insurance gross reserve for losses and loss expenses (loss reserves) as of December 31, 2007 and 2006 by major lines of business on a statutory Annual Statement basis[(a)]:

(in millions)	2007	2006[(b)]
Other liability occurrence	**$20,580**	$19,327
Workers compensation	**15,568**	13,612
Other liability claims made	**13,878**	12,513
Auto liability	**6,068**	6,070
International	**7,036**	6,006
Property	**4,274**	5,499
Reinsurance	**3,127**	2,979
Medical malpractice	**2,361**	2,347
Products liability	**2,416**	2,239
Accident and health	**1,818**	1,693
Commercial multiple peril	**1,900**	1,651
Aircraft	**1,623**	1,629
Fidelity/surety	**1,222**	1,148
Mortgage Guaranty/Credit	**1,426**	567
Other	**2,203**	2,719
Total	**$85,500**	$79,999

(a) Presented by lines of business pursuant to statutory reporting requirements as prescribed by the National Association of Insurance Commissioners.

(b) Allocations among various lines were revised based on the 2007 presentation.

AIG's gross reserve for losses and loss expenses represents the accumulation of estimates of ultimate losses, including estimates for incurred but not yet reported reserves (IBNR) and loss expenses. The methods used to determine loss reserve estimates and to establish the resulting reserves are continually reviewed and updated by management. Any adjustments resulting therefrom are reflected in operating income currently. Because loss reserve estimates are subject to the outcome of future events, changes in estimates are unavoidable given that loss trends vary and time is often required for changes in trends to be recognized and confirmed. Reserve changes that increase previous estimates of ultimate cost are referred to as unfavorable or adverse development or reserve strengthening. Reserve changes that decrease previous estimates of ultimate cost are referred to as favorable development.

Estimates for mortgage guaranty insurance losses and loss adjustment expense reserves are based on notices of mortgage loan delinquencies and estimates of delinquencies that have been incurred but have not been reported by loan servicers, based upon historical reporting trends. Mortgage Guaranty establishes reserves using a percentage of the contractual liability (for each delinquent loan reported) that is based upon past experience regarding certain loan factors such as age of the delinquency, dollar amount of the loan and type of mortgage loan. Because mortgage delinquencies and claims payments are affected primarily by macroeconomic events, such as changes in home price appreciation, interest rates and unemployment, the determination of the ultimate loss cost requires a high degree of judgment. AIG believes it has provided appropriate reserves for currently delinquent loans. Consistent with industry practice, AIG does not establish a reserve for loans that are not currently delinquent, but that may become delinquent in future periods.

At December 31, 2007, General Insurance net loss reserves increased $6.66 billion from 2006 to $69.29 billion. The net loss reserves represent loss reserves reduced by reinsurance recoverable, net of an allowance for unrecoverable reinsurance and applicable discount for future investment income.

The following table classifies the components of the General Insurance net loss reserve by business unit as of December 31, 2007 and 2006:

(in millions)	2007	2006
DBG[(a)]	**$47,392**	$44,119
Transatlantic	**6,900**	6,207
Personal Lines[(b)]	**2,417**	2,440
Mortgage Guaranty	**1,339**	460
Foreign General Insurance[(c)]	**11,240**	9,404
Total Net Loss Reserve	**$69,288**	$62,630

(a) At December 31, 2007 and 2006, respectively, DBG loss reserves include approximately $3.13 billion and $3.33 billion ($3.34 billion and $3.66 billion, respectively, before discount), related to business written by DBG but ceded to AIRCO and reported in AIRCO's statutory filings. DBG loss reserves also include approximately $590 million and $535 million related to business included in AIUO's statutory filings at December 31, 2007 and 2006, respectively.

(b) At December 31, 2007 and 2006, respectively, Personal Lines loss reserves include $894 million and $861 million related to business ceded to DBG and reported in DBG's statutory filings.

(c) At December 31, 2007 and 2006, respectively, Foreign General Insurance loss reserves include approximately $3.02 billion and $2.75 billion related to business reported in DBG's statutory filings.

The DBG net loss reserve of $47.4 billion is comprised principally of the business of AIG subsidiaries participating in the American Home Assurance Company (American Home)/National Union Fire Insurance Company of Pittsburgh, Pa. (National Union) pool (10 companies) and the surplus lines pool (Lexington, AIG Excess Liability Insurance Company and Landmark Insurance Company).

DBG cedes a quota share percentage of its other liability occurrence and products liability occurrence business to AIRCO. The quota share percentage ceded was 15 percent in 2007 and 20 percent in 2006 and covered all business written in these years for these lines by participants in the American Home/ National Union pool. AIRCO's loss reserves relating to these quota share cessions from DBG are recorded on a discounted basis. As of December 31, 2007, AIRCO carried a discount of approximately $210 million applicable to the $3.34 billion in undiscounted reserves it assumed from the American Home/ National Union pool via this quota share cession. AIRCO also carries approximately $540 million in net loss reserves relating to Foreign General Insurance business. These reserves are carried on an undiscounted basis.

The companies participating in the American Home/National Union pool have maintained a participation in the business written by AIU for decades. As of December 31, 2007, these AIU reserves carried by participants in the American Home/National Union pool totaled approximately $3.02 billion. The remaining Foreign General Insurance reserves are carried by AIUO, AIRCO, and other smaller AIG subsidiaries domiciled outside the United States. Statutory filings in the United States by AIG companies reflect all the business written by U.S. domiciled entities only, and therefore exclude business written by AIUO, AIRCO, and all other internationally domiciled subsidiaries. The total reserves carried at December 31, 2007 by AIUO and AIRCO were approximately $5.16 billion and $3.67 billion, respectively. AIRCO's $3.67 billion in total general insurance reserves consist of approximately $3.13 billion from business assumed from the American Home/ National Union pool and an additional $540 million relating to Foreign General Insurance business.

Discounting of Reserves

At December 31, 2007, AIG's overall General Insurance net loss reserves reflect a loss reserve discount of $2.43 billion, including tabular and non-tabular calculations. The tabular workers compensation discount is calculated using a 3.5 percent interest rate and the 1979-81 Decennial Mortality Table. The non-tabular workers compensation discount is calculated separately for companies domiciled in New York and Pennsylvania, and follows the statutory regulations for each state. For New York companies, the discount is based on a five percent interest rate and the companies' own payout patterns. For Pennsylvania companies, the statute has specified discount factors for accident years 2001 and prior, which are based on a six percent interest rate and an industry payout pattern. For accident years 2002 and subsequent, the discount is based on the yield of U.S. Treasury securities ranging from one to twenty years and the company's own payout pattern, with the future expected payment for each year using the interest rate associated with the corresponding Treasury security yield for that time period. The discount is comprised of the following: $794 million — tabular discount for workers compensation in DBG; $1.42 billion — non-tabular discount for workers compensation in DBG; and, $210 million — non-tabular discount for other liability occurrence and products liability occurrence in AIRCO. The total undiscounted workers compensation loss reserve carried by DBG is approximately $13.3 billion as of December 31, 2007. The other liability occurrence and products liability occurrence business in AIRCO that is assumed from DBG is discounted based on the yield of U.S. Treasury securities ranging from one to twenty years and the DBG payout pattern for this business. The undiscounted reserves assumed by AIRCO from DBG totaled approximately $3.34 billion at December 31, 2007.

Results of the Reserving Process

Management believes that the General Insurance net loss reserves are adequate to cover General Insurance net losses and loss expenses as of December 31, 2007. While AIG regularly reviews the adequacy of established loss reserves, there can be no assurance that AIG's ultimate loss reserves will not develop adversely and materially exceed AIG's loss reserves as of December 31, 2007. In the opinion of management, such adverse development and resulting increase in reserves is not likely to have a material adverse effect on AIG's consolidated financial condition, although it could have a material adverse effect on AIG's consolidated results of operations for an individual reporting period. See also Item 1A. Risk Factors — Casualty Insurance and Underwriting Reserves.

The following table presents the reconciliation of net loss reserves for 2007, 2006 and 2005 as follows:

(in millions)	2007	2006	2005
Net reserve for losses and loss expenses at beginning of year	**$62,630**	$57,476	$47,254
Foreign exchange effect	**955**	741	(628)
Acquisitions[(a)]	**317**	55	—
Losses and loss expenses incurred:			
Current year	**30,261**	27,805	28,426
Prior years, other than accretion of discount	**(656)**	(53)	4,680[(b)]
Prior years, accretion of discount	**327**	300	(15)
Losses and loss expenses incurred	**29,932**	28,052	33,091
Losses and loss expenses paid:			
Current year	**9,684**	8,368	7,331
Prior years	**14,862**	15,326	14,910
Losses and loss expenses paid	**24,546**	23,694	22,241
Net reserve for losses and loss expenses at end of year	**$69,288**	$62,630	$57,476

(a) Reflects the opening balance with respect to the acquisitions of WüBa and the Central Insurance Co., Ltd. in 2007 and 2006, respectively.

(b) Includes fourth quarter charge of $1.8 billion.

The following tables summarize development, (favorable) or unfavorable, of incurred losses and loss expenses for prior years (other than accretion of discount):

(in millions)	2007	2006	2005
Prior Accident Year Development by Reporting Unit:			
DBG	**$(390)**	$ 175	$4,878
Personal Lines	**7**	(111)	14
UGC	**(25)**	(115)	(103)
Foreign General Insurance	**(286)**	(183)	(378)
Sub total	**(694)**	(234)	4,411
Transatlantic	**88**	181	269
Asbestos settlements*	**(50)**	—	—
Prior years, other than accretion of discount	**$(656)**	$ (53)	$4,680

* *Represents the effect of settlements of certain asbestos liabilities.*

(in millions)	2007	2006	2005
Prior Accident Year Development by Major Class of Business:			
Excess casualty (DBG)	**$ 73**	$ 102	$1,191
D&O and related management liability (DBG)	**(305)**	(20)	1,627
Excess workers compensation (DBG)	**(14)**	74	983
Reinsurance (Transatlantic)	**88**	181	269
Asbestos and environmental (primarily DBG)	**18**	208	930
All other, net	**(516)**	(598)	(320)
Prior years, other than accretion of discount	**$ (656)**	$ (53)	$4,680

Accident Year (in millions)	Calendar Year		
	2007	2006	2005
Prior Accident Year Development by Accident Year:			
2006	**$(1,248)**		
2005	**(446)**	$(1,576)	
2004	**(428)**	(511)	$(3,853)
2003	**37**	(212)	(63)
2002	**234**	373	1,360
2001	**263**	29	1,749
2000	**321**	338	1,323
1999	**47**	382	944
1998	**154**	41	605
1997 & Prior	**410**	1,083	2,615
Prior years, other than accretion of discount	**$ (656)**	$ (53)	$ 4,680

In determining the loss development from prior accident years, AIG conducts analyses to determine the change in estimated ultimate loss for each accident year for each profit center. For example, if loss emergence for a profit center is different than expected for certain accident years, the actuaries examine the indicated effect such emergence would have on the reserves of that profit center. In some cases, the higher or lower than expected emergence may result in no clear change in the ultimate loss estimate for the accident years in question, and no adjustment would be made to the profit center's reserves for prior accident years. In other cases, the higher or lower than expected emergence may result in a larger change, either favorable or unfavorable, than the difference between the actual and expected loss emergence. Such additional analyses were conducted for each profit center, as appropriate, in 2007 to determine the loss development from prior accident years for 2007. As part of its reserving process, AIG also considers notices of claims received with respect to emerging issues, such as those related to the U.S. mortgage and housing market.

The loss ratios recorded by AIG in 2006 took into account the results of the comprehensive reserve reviews that were completed in the fourth quarter of 2005. AIG's year-end 2005 reserve review reflected careful consideration of the reserve analyses prepared by AIG's internal actuarial staff with the assistance of third-party actuaries. In determining the appropriate loss ratios for accident year 2006 for each class of business, AIG gave consideration to the loss ratios resulting from the 2005 reserve analyses as well as all other relevant information including rate changes, expected changes in loss costs, changes in coverage, reinsurance or mix of business, and other factors that may affect the loss ratios.

2007 Net Loss Development

In 2007, net loss development from prior accident years was favorable by approximately $656 million, including approximately $88 million of adverse development from Transatlantic; and excluding approximately $327 million from accretion of loss reserve discount. Excluding Transatlantic, as well as accretion of discount, net loss development in 2007 from prior accident years was favorable by approximately $744 million. The overall favorable development of $656 million consisted of approximately $2.12 billion of favorable development from accident years 2004 through 2006, partially offset by approximately $1.43 billion of adverse development from accident years 2002 and prior and $37 million of adverse development from accident year 2003. In 2007, most classes of AIG's business continued to experience favorable development for accident years 2004 through 2006. The majority of the adverse development from accident years 2002 and prior was related to development from excess casualty and primary workers compensation business within DBG and from Transatlantic. The development from accident year 2003 was primarily related to adverse development from excess casualty and primary workers compensation business within DBG offset by favorable development from most other classes of business. The overall favorable development of $656 million includes approximately $305 million pertaining to the D&O and related management liability classes of business within DBG, consisting of approximately $335 million of favorable development from accident years 2003 through 2006, partially offset by approximately $30 million of adverse development from accident years 2002 and prior. The overall favorable development of $656 million also includes approximately $300 million of adverse development from primary workers compensation business within DBG. See Volatility of Reserve Estimates and Sensitivity Analyses below.

2006 Net Loss Development

In 2006, net loss development from prior accident years was favorable by approximately $53 million, including approximately $198 million in net adverse development from asbestos and environmental reserves resulting from the updated ground up analysis of these exposures in the fourth quarter of 2006; approximately $103 million of adverse development pertaining to the major hurricanes in 2004 and 2005; and $181 million of adverse development from Transatlantic; and excluding approximately $300 million from accretion of loss reserve discount. Excluding the fourth quarter asbestos and environmental reserve increase, catastrophes and Transatlantic, as well as accretion of discount, net loss development in 2006 from prior accident years was favorable by approximately $535 million. The overall favorable development of $53 million consisted of approximately $2.30 billion of favorable development from accident years 2003 through 2005, partially offset by approximately $2.25 billion of adverse development from accident years 2002 and prior. In 2006, most classes of AIG's business continued to experience favorable development for accident years 2003 through 2005. The adverse development from accident years 2002 and prior reflected development from excess casualty, workers compensation, excess workers compensation, and post-1986 environmental liability classes of business, all within DBG, from asbestos reserves within DBG and Foreign General Insurance, and from Transatlantic.

2005 Net Loss Development

In 2005, net loss development from prior accident years was adverse by approximately $4.68 billion, including approximately $269 million from Transatlantic. This $4.68 billion adverse development in 2005 was comprised of approximately $8.60 billion for the 2002 and prior accident years, partially offset by favorable development for accident years 2003 and 2004 for most classes of business, with the notable exception of D&O. The adverse loss development for 2002 and prior accident years was attributable to approximately $4.0 billion of development from the D&O and related management liability classes of business, excess casualty, and excess workers compensation, and to approximately $900 million of adverse development from asbestos and environmental claims. The remaining portion of the adverse development from 2002 and prior accident years included approximately $520 million related to Transatlantic with the balance spread across many other classes of business. Most classes of business produced favorable development for accident years 2003 and 2004, and adverse development for accident years 2001 and prior.

Net Loss Development by Class of Business

The following is a discussion of the primary reasons for the development in 2007, 2006 and 2005 for those classes of business that experienced significant prior accident year developments during the three-year period. See Asbestos and Environmental Reserves below for a further discussion of asbestos and environmental reserves and developments.

Excess Casualty: Excess Casualty reserves experienced significant adverse loss development in 2005, but there was only a relatively minor amount of adverse development in 2006 and 2007. The adverse development for all periods shown related principally to accident years 2002 and prior, and resulted from significant loss cost increases due to both frequency and severity of claims. The increase in loss costs resulted primarily from medical inflation, which increased the economic loss component of tort claims, advances in medical care, which extended the life span of severely injured claimants, and larger jury verdicts, which increased the value of severe tort claims. An additional factor affecting AIG's excess casualty experience in recent years has been the accelerated exhaustion of underlying primary policies for homebuilders. This has led to increased construction defect-related claims activity on AIG's excess policies. Many excess casualty policies were written on a multi-year basis in the late

1990s, which limited AIG's ability to respond to emerging market trends as rapidly as would otherwise be the case. In subsequent years, AIG responded to these emerging trends by increasing rates and implementing numerous policy form and coverage changes. This led to a significant improvement in experience beginning with accident year 2001. In 2007, a significant portion of the adverse development from accident years 2002 and prior also related to other latent exposures, including pharmaceutical and product aggregate-related exposures as well as the construction defect exposures noted above. AIG's exposure to these latent exposures was sharply reduced after 2002 due to significant changes in policy terms and conditions as well as underwriting guidelines.

For the year-end 2005 loss reserve review, AIG's actuaries responded to the continuing adverse development by further increasing the loss development factors applicable to accident years 1999 and subsequent by approximately 5 percent. In addition, to more accurately estimate losses for construction defect-related claims, a separate review was performed by AIG claims staff for accounts with significant exposure to these claims.

For the year-end 2006 loss reserve review, AIG claims staff updated the separate review for accounts with significant exposure to construction defect-related claims in order to assist the actuaries in determining the proper reserve for this exposure. AIG's actuaries determined that no significant changes in the assumptions were required. Prior accident year loss development in 2006 was adverse by approximately $100 million, a relatively minor amount for this class of business. However, AIG continued to experience adverse development for this class for accident years prior to 2003.

For the year-end 2007 loss reserve review, AIG claims staff updated its review of accounts with significant exposure to construction defect-related claims. AIG's actuaries determined that no significant changes in the assumptions were required. Prior accident year loss developments in 2007 were adverse by approximately $75 million, a minor amount for this class of business. However, AIG continued to experience adverse development in this class for accident years 2002 and prior, amounting to approximately $450 million in 2007. In addition, loss reserves developed adversely for accident year 2003 by approximately $100 million in 2007 for this class. The loss ratio for accident year 2003 remains very favorable for this class and has been relatively stable over the past several years. Favorable developments in 2007 for accident years 2004 through 2006 largely offset the adverse developments from accident years 2003 and prior. A significant portion of the adverse development from accident years 2002 and prior related to the latent exposures described above.

Loss reserves pertaining to the excess casualty class of business are generally included in the other liability occurrence line of business, with a small portion of the excess casualty reserves included in the other liability claims made line of business, as presented in the table above.

D&O and Related Management Liability Classes of Business: These classes of business experienced significant adverse development in 2005, but experienced slightly favorable development in 2006 and more significantly favorable development in 2007. The adverse development in 2005 related principally to accident years 2002 and prior. This adverse development resulted from significant loss cost escalation due to a variety of factors, including the following: the increase in frequency and severity of corporate bankruptcies; the increase in frequency of financial statement restatements; the sharp rise in market capitalization of publicly traded companies; and the increase in the number of initial public offerings, which led to an unprecedented number of IPO allocation/laddering suits in 2001. In addition, extensive utilization of multi-year policies during this period limited AIG's ability to respond to emerging trends as rapidly as would otherwise be the case. AIG experienced significant adverse loss development during the period 2002 through 2005 as a result of these issues. AIG responded to this development with rate increases and policy form and coverage changes to better contain future loss costs in this class of business.

For the year-end 2005 loss reserve review, AIG's actuaries responded to the continuing adverse development by further increasing the loss development factor assumptions. The loss development factors applicable to 1997 and subsequent accident years were increased by approximately 4 percent. In addition, AIG's actuaries began to give greater weight to loss development methods for accident years 2002 and 2003, in order to more fully respond to the recent loss experience. AIG's claims staff also conducted a series of ground-up claim projections covering all open claims for this business through accident year 2004. AIG's actuaries benchmarked the loss reserve indications for all accident years through 2004 to these claim projections.

For the year-end 2006 loss reserve review, AIG's actuaries determined that no significant changes in the assumptions were required. Prior accident year loss development in 2006 was favorable by approximately $20 million, an insignificant amount for these classes. AIG's actuaries continued to benchmark the loss reserve indications to the ground-up claim projections provided by AIG claims staff for this class of business. For the year-end 2006 loss reserve review, the ground-up claim projections included all accident years through 2005.

For the year-end 2007 loss reserve review, AIG's actuaries determined that no significant changes in the assumptions were required. Prior accident year reserve development in 2007 was favorable by approximately $305 million, due primarily to favorable development from accident years 2004 and 2005, and to a lesser extent 2003 and 2006. AIG's actuaries continued to benchmark the loss reserve indications to the ground-up claim projections provided by AIG claims staff for this class of business. For the year-end 2007 loss reserve review, the ground-up claim projections included all accident years through 2006, and included stock options backdating-related exposures from accident year 2006. Accident year 2006 reserves developed favorably notwithstanding the effect of claims relating to stock options backdating, which totaled approximately $300 million. Further, AIG is closely monitoring claims activity in accident year 2007 relating to the U.S. residential mortgage market, consistent with the manner in which claims relating to stock options backdating were monitored in 2006, and believes that its reserves as of December 31, 2007 are adequate for its D&O and related management liability classes of business.

Loss reserves pertaining to D&O and related management liability classes of business are included in the other liability claims made line of business, as presented in the table above.

Excess Workers Compensation: This class of business experienced significant adverse development in 2005, a relatively minor amount of adverse development in 2006, and a minor amount of favorable development in 2007. The adverse development in 2005 related to 2002 and prior accident years. This adverse development resulted primarily from significant loss cost increases, primarily attributable to rapidly increasing medical inflation and advances in medical care, which increased the cost of covered medical care and extended the life span of severely injured workers. The effect of these factors on excess workers compensation claims experience is leveraged, as frequency is increased by the rising number of claims that reach the excess layers.

In response to the significantly adverse loss development in 2005, an additional study was conducted for the 2005 year-end actuarial reserve analysis for DBG pertaining to the selection of loss development factors for this class of business. Claims for excess workers compensation exhibit an exceptionally long-tail of loss development, running for decades from the date the loss is incurred. Thus, the adequacy of loss reserves for this class is sensitive to the estimated loss development factors, as such factors may be applied to many years of loss experience. In order to better estimate the tail development for this class, AIG claims staff conducted a claim-by-claim projection of the expected ultimate paid loss for each open claim for 1998 and prior accident years as these are the primary years from which the tail factors are derived. The objective of the study was to provide a benchmark against which loss development factors in the tail could be evaluated. The resulting loss development factors utilized by the actuaries in the year-end 2005 study reflected an increase of approximately 18 percent from the factors used in the prior year study without the benefit of the claims benchmark. In addition, the loss cost trend assumption for excess workers compensation was increased from approximately 2.5 percent to 6 percent for the 2005 study.

For the year-end 2006 loss reserve review, AIG claims staff updated the claim-by-claim projection for each open claim for accident years 1999 and prior. These updated claims projections were utilized by the actuaries as a benchmark for loss development factors in the year-end 2006 study. AIG's actuaries determined that no significant changes in the assumptions were required. Prior accident year development in 2006 was adverse by approximately $70 million, a relatively minor amount for this class.

For the year-end 2007 loss reserve review, AIG claims staff again updated the claim-by-claim projection for each open claim for accident years 2000 and prior. These updated claims projections were utilized by the actuaries as a benchmark for loss development factors in the year-end 2007 study. AIG's actuaries determined that no significant changes in the assumptions were required. Prior accident year development in 2007 was favorable by approximately $15 million, an insignificant amount for this class.

Overview of Loss Reserving Process

The General Insurance loss reserves can generally be categorized into two distinct groups. One group is short-tail classes of business consisting principally of property, personal lines and certain casualty classes. The other group is long-tail casualty classes of business which includes excess and umbrella liability, D&O, professional liability, medical malpractice, workers compensation, general liability, products liability, and related classes.

Short-Tail Reserves

For operations writing short-tail coverages, such as property coverages, the process of recording quarterly loss reserves is generally geared toward maintaining an appropriate reserve for the outstanding exposure, rather than determining an expected loss ratio for current business. For example, the IBNR reserve required for a class of property business might be expected to approximate 20 percent of the latest year's earned premiums, and this level of reserve would generally be maintained regardless of the loss ratio emerging in the current quarter. The 20 percent factor would be adjusted to reflect changes in rate levels, loss reporting patterns, known exposure to unreported losses, or other factors affecting the particular class of business.

Long-Tail Reserves

Estimation of ultimate net losses and loss expenses (net losses) for long-tail casualty classes of business is a complex process and depends on a number of factors, including the class and volume of business involved. Experience in the more recent accident years of long-tail casualty classes of business shows limited statistical credibility in reported net losses because a relatively low proportion of net losses would be reported claims and expenses and an even smaller percentage would be net losses paid. Therefore, IBNR would constitute a relatively high proportion of net losses.

AIG's carried net long-tail loss reserves are tested using loss trend factors that AIG considers appropriate for each class of business. A variety of actuarial methods and assumptions is normally employed to estimate net losses for long-tail casualty classes of businesses. These methods ordinarily involve the use of loss trend factors intended to reflect the annual growth in loss costs from one accident year to the next. For the majority of long-tail casualty classes of business, net loss trend factors approximated five percent. Loss trend factors reflect many items including changes in claims handling, exposure and policy forms, current and future estimates of monetary inflation and social inflation and increases in litigation and awards. These factors are periodically reviewed and adjusted, as appropriate, to reflect emerging trends which are based upon past loss experience. Thus, many factors are implicitly considered in estimating the year to year growth in loss costs.

A number of actuarial assumptions are generally made in the review of reserves for each class of business. For longer tail classes of business, actuarial assumptions generally are made with respect to the following:

- Loss trend factors which are used to establish expected loss ratios for subsequent accident years based on the projected loss ratio for prior accident years.
- Expected loss ratios for the latest accident year (i.e., accident year 2007 for the year-end 2007 loss reserve analysis) and, in some cases for accident years prior to the latest accident year. The expected loss ratio generally reflects the projected loss ratio from prior accident years, adjusted for the loss trend (see above) and the effect of rate changes and other quantifiable factors on the loss ratio. For low-frequency, high-severity classes such as excess casualty, expected loss ratios generally are used for at least the three most recent accident years.
- Loss development factors which are used to project the reported losses for each accident year to an ultimate basis. Generally, the actual loss development factors observed from prior accident years would be used as a basis to determine the loss development factors for the subsequent accident years.

AIG records quarterly changes in loss reserves for each of its many General Insurance classes of business. The overall change in AIG's loss reserves is based on the sum of these classes of business changes. For most long-tail classes of business, the process of recording quarterly loss reserve changes involves determining the estimated current loss ratio for each class of coverage. This loss ratio is multiplied by the current quarter's net earned premium for that class of coverage to determine the current accident quarter's total estimated net incurred loss and loss expense. The change in loss reserves for the quarter for each class is thus the difference between the net incurred loss and loss expense, estimated as described above, and the net paid losses and loss expenses in the quarter. Also any change in estimated ultimate losses from prior accident years, either positive or negative, is reflected in the loss reserve for the current quarter.

Details of the Loss Reserving Process

The process of determining the current loss ratio for each class of business is based on a variety of factors. These include, but are not limited to, the following considerations: prior accident year and policy year loss ratios; rate changes; changes in coverage, reinsurance, or mix of business; and actual and anticipated changes in external factors affecting results, such as trends in loss costs or in the legal and claims environment. The current loss ratio for each class of business reflects input from actuarial, underwriting and claims staff and is intended to represent management's best estimate of the current loss ratio after reflecting all of the factors described above. At the close of each quarter, the assumptions underlying the loss ratios are reviewed to determine if the loss ratios based thereon remain appropriate. This process includes a review of the actual claims experience in the quarter, actual rate changes achieved, actual changes in coverage, reinsurance or mix of business, and changes in certain other factors that may affect the loss ratio. When this review suggests that the initially determined loss ratio is no longer appropriate, the loss ratio for current business is changed to reflect the revised assumptions.

A comprehensive annual loss reserve review is completed in the fourth quarter of each year for each AIG general insurance subsidiary. These reviews are conducted in full detail for each class of business for each subsidiary, and thus consist of hundreds of individual analyses. The purpose of these reviews is to confirm the appropriateness of the reserves carried by each of the individual subsidiaries, and therefore of AIG's overall carried reserves. The reserve analysis for each class of business is performed by the actuarial personnel who are most familiar with that class of business. In completing these detailed actuarial reserve analyses, the actuaries are required to make numerous assumptions, including the selection of loss development factors and loss cost trend factors. They are also required to determine and select the most appropriate actuarial methods to employ for each business class. Additionally, they must determine the appropriate segmentation of data from which the adequacy of the reserves can be most accurately tested. In the course of these detailed reserve reviews a point estimate of the loss reserve is determined. The sum of these point estimates for each class of business for each subsidiary provides an overall actuarial point estimate of the loss reserve for that subsidiary. The ultimate process by which the actual carried reserves are determined considers both the actuarial point estimate and numerous other internal and external factors including a qualitative assessment of inflation and other economic conditions in the United States and abroad, changes in the legal, regulatory, judicial and social environment, underlying policy pricing, terms and conditions, and claims handling. Loss reserve development can also be affected by commutations of assumed and ceded reinsurance agreements.

Actuarial Methods for Major Classes of Business

In testing the reserves for each class of business, a determination is made by AIG's actuaries as to the most appropriate actuarial methods. This determination is based on a variety of factors including the nature of the claims associated with the class of business, such as frequency or severity. Other factors considered include the loss development characteristics associated with the claims, the volume of claim data available for the applicable class, and the applicability of various actuarial methods to the class. In addition to determining the actuarial methods, the actuaries determine the appropriate loss reserve groupings of data. For example, AIG writes a great number of unique subclasses of professional liability. For pricing or other purposes, it is appropriate to evaluate the profitability of each subclass individually. However, for purposes of estimating the loss reserves for professional liability, it is appropriate to combine the subclasses into larger groups. The greater degree of credibility in the claims experience of the larger groups may outweigh the greater degree of homogeneity of the individual subclasses. This determination of data segmentation and actuarial methods is carefully considered for each class of business. The segmentation and actuarial methods chosen are those which together are expected to produce the most accurate estimate of the loss reserves.

Actuarial methods used by AIG for most long-tail casualty classes of business include loss development methods and expected loss ratio methods, including "Bornhuetter Ferguson" methods described below. Other methods considered include frequency/severity methods, although these are generally used by AIG more for pricing analysis than for loss reserve analysis. Loss development methods utilize the actual loss development patterns from prior accident years to project the reported losses to an ultimate basis for subsequent accident years. Loss development methods generally are most appropriate for classes of business which exhibit a stable pattern of loss development from one accident year to the next, and for which the components of the classes have similar development characteristics. For example, property exposures would generally not be combined into the same class as casualty exposures, and primary casualty exposures would generally not be combined into the same class as excess casualty exposures. Expected loss ratio methods are generally utilized by AIG where the reported loss data lacks sufficient credibility to utilize loss development methods, such as for new classes of business or for long-tail classes at early stages of loss development.

Expected loss ratio methods rely on the application of an expected loss ratio to the earned premium for the class of business to determine the loss reserves. For example, an expected loss ratio of 70 percent applied to an earned premium base of $10 million for a class of business would generate an ultimate loss estimate of $7 million. Subtracting any reported paid losses and loss expense would result in the indicated loss reserve for this class. "Bornhuetter Ferguson" methods are expected loss ratio methods for which the expected loss ratio is applied only to the expected unreported portion of the losses. For example, for a long-tail class of business for which only 10 percent of the losses are expected to be reported at the end of the accident year, the expected loss ratio would be applied to the 90 percent of the losses still unreported. The actual reported losses at the end of the accident year would be added to determine the total ultimate loss estimate for the accident year. Subtracting the reported paid losses and loss expenses would result in the indicated loss reserve. In the example above, the expected loss ratio of 70 percent would be multiplied by 90 percent. The result of 63 percent would be applied to the earned premium of $10 million resulting in an estimated unreported loss of $6.3 million. Actual reported losses would be added to arrive at the total ultimate losses. If the reported losses were $1 million, the ultimate loss estimate under the "Bornhuetter Ferguson" method would be $7.3 million versus the $7 million amount under the expected loss ratio method described above. Thus, the "Bornhuetter Ferguson" method gives partial credibility to the actual loss experience to date for the class of business. Loss development methods generally give full credibility to the reported loss experience to date. In the example above, loss development methods would typically indicate an ultimate loss estimate of $10 million, as the reported losses of $1 million would be estimated to reflect only 10 percent of the ultimate losses.

A key advantage of loss development methods is that they respond quickly to any actual changes in loss costs for the class of business. Therefore, if loss experience is unexpectedly deteriorating or improving, the loss development method gives full credibility to the changing experience. Expected loss ratio methods would be slower to respond to the change, as they would continue to give more weight to the expected loss ratio, until enough evidence emerged for the expected loss ratio to be modified to reflect the changing loss experience. On the other hand, loss development methods have the disadvantage of overreacting to changes in reported losses if in fact the loss experience is not credible. For example, the presence or absence of large losses at the early stages of loss development could cause the loss development method to overreact to the favorable or unfavorable experience by assuming it will continue at later stages of development. In these instances, expected loss ratio methods such as "Bornhuetter Ferguson" have the advantage of properly recognizing large losses without extrapolating unusual large loss activity onto the unreported portion of the losses for the accident year. AIG's loss reserve reviews for long-tail classes typically utilize a combination of both loss development and expected loss ratio methods. Loss development methods are generally given more weight for accident years and classes of business where the loss experience is highly credible. Expected loss ratio methods are given more weight where the reported loss experience is less credible, or is driven more by large losses. Expected loss ratio methods require sufficient information to determine the appropriate expected loss ratio. This information generally includes the actual loss ratios for prior accident years, and rate changes as well as underwriting or other changes which would affect the loss ratio. Further, an estimate of the loss cost trend or loss ratio trend is required in order to allow for the effect of inflation and other factors which may increase or otherwise change the loss costs from one accident year to the next.

Frequency/severity methods generally rely on the determination of an ultimate number of claims and an average severity for each claim for each accident year. Multiplying the estimated ultimate number of claims for each accident year by the expected average severity of each claim produces the estimated ultimate loss for the accident year. Frequency/severity methods generally require a sufficient volume of claims in order for the average severity to be predictable. Average severity for subsequent accident years is generally determined by applying an estimated annual loss cost trend to the estimated average claim severity from prior accident years. Frequency/severity methods have the advantage that ultimate claim counts can generally be estimated more quickly and accurately than can ultimate losses. Thus, if the average claim severity can be accurately estimated, these methods can more quickly respond to changes in loss experience than other methods. However, for average severity to be predictable, the class of business must consist of homogeneous types of claims for which loss severity trends from one year to the next are reasonably consistent. Generally these methods work best for high frequency, low severity classes of business such as personal auto. AIG also utilizes these methods in pricing subclasses of professional liability. However, AIG does not generally utilize frequency/severity methods to test loss reserves, due to the general nature of AIG's reserves being applicable to lower frequency, higher severity commercial classes of business where average claim severity is volatile.

Excess Casualty: AIG generally uses a combination of loss development methods and expected loss ratio methods for excess casualty classes. Expected loss ratio methods are generally utilized for at least the three latest accident years, due to the relatively low credibility of the reported losses. The loss experience is generally reviewed separately for lead umbrella classes and for other excess classes, due to the relatively shorter tail for lead umbrella business. Automobile-related claims are generally reviewed separately from non-auto claims, due to the shorter tail nature of the automobile related claims. The expected loss ratios utilized for recent accident years are based on the projected ultimate loss ratios of prior years, adjusted for rate changes, estimated loss cost trends and all other changes that can be quantified. The estimated loss cost trend utilized in the year-end 2007 reviews averaged approximately five percent for excess casualty classes. Frequency/severity methods are generally not utilized as the vast majority of reported claims do not result in a claim payment. In addition, the average severity varies significantly from accident year to accident year due to large losses which characterize this class of business, as well as changing proportions of claims which do not result in a claim payment.

D&O: AIG generally utilizes a combination of loss development methods and expected loss ratio methods for D&O and related management liability classes of business. Expected loss ratio methods are given more weight in the two most recent accident years, whereas loss development methods are given more weight in more mature accident years. Beginning with the year-end 2005 loss reserve review, AIG's actuaries began to utilize claim projections provided by AIG claims staff as a benchmark for determining the indicated ultimate losses for accident years 2004 and prior. For the year end 2007 loss reserve review, claims projections for accident years 2006 and prior were utilized. In prior years, AIG's actuaries had utilized these claims projections as a benchmark for profitability studies for major classes of D&O and related management liability business. The track record of these claims projections has indicated a very low margin of error, thus providing support for their usage as a benchmark in determining the estimated loss reserve. These classes of business reflect claims made coverage, and losses are characterized by low frequency and high severity. Thus, the claim projections can produce an accurate overall indicator of the ultimate loss exposure for these classes by identifying and estimating all large losses. Frequency/severity methods are generally not utilized for these classes as the overall losses are driven by large losses more than by claim frequency. Severity trends have varied significantly from accident year to accident year.

Workers Compensation: AIG generally utilizes loss development methods for all but the most recent accident year. Expected loss ratio methods generally are given significant weight only in the most recent accident year. Workers compensation claims are generally characterized by high frequency, low severity, and relatively consistent loss development from one accident year to the next. AIG is a leading writer of workers compensation, and thus has sufficient volume of claims experience to utilize development methods. AIG does not believe frequency/severity methods are as appropriate, due to significant growth and changes in AIG's workers compensation business over the years. AIG generally segregates California business from other business in evaluating workers compensation reserves. Certain classes of workers compensation, such as construction, are also evaluated separately. Additionally, AIG writes a number of very large accounts which include workers compensation coverage. These accounts are generally priced by AIG actuaries, and to the extent appropriate, the indicated losses based on the pricing analysis may be utilized to record the initial estimated loss reserves for these accounts.

Excess Workers Compensation: AIG generally utilizes a combination of loss development methods and expected loss ratio methods. Loss development methods are given the greater weight for mature accident years such as 2001 and prior. Expected loss ratio methods are given the greater weight for the more recent accident years. Excess workers compensation is an extremely long-tail class of business, with loss emergence extending for decades. Therefore there is limited credibility in the reported losses for many of the more recent accident years. Beginning with the year-end 2005 loss reserve review, AIG's actuaries began to utilize claims projections provided by AIG claims staff to help determine the loss development factors for this class of business.

General Liability: AIG generally uses a combination of loss development methods and expected loss ratio methods for primary general liability or products liability classes. For certain classes of business with sufficient loss volume, loss development methods may be given significant weight for all but the most recent one or two accident years, whereas for smaller or more volatile classes of business, loss development methods may be given limited weight for the five or more most recent accident years. Expected loss ratio methods would be utilized for the more recent accident years for these classes. The loss experience for primary general liability business is generally reviewed at a level that is believed to provide the most appropriate data for reserve analysis. For example, primary claims made business is generally segregated from business written on an occurrence policy form. Additionally, certain subclasses, such as construction, are generally reviewed separately from business in other subclasses. Due to the fairly long-tail nature of general liability business, and the many subclasses that are reviewed individually, there is less credibility in the reported losses and increased reliance on expected loss ratio methods. AIG's actuaries generally do not utilize frequency/severity methods to test reserves for this business, due to significant changes and growth in AIG's general liability and products liability business over the years.

Commercial Automobile Liability: AIG generally utilizes loss development methods for all but the most recent accident year for commercial automobile classes of business. Expected loss ratio methods are generally given significant weight only in the most recent accident year. Frequency/severity methods are generally not utilized due to significant changes and growth in this business over the years.

Healthcare: AIG generally uses a combination of loss development methods and expected loss ratio methods for healthcare classes of business. The largest component of the healthcare business consists of coverage written for hospitals and other healthcare facilities. Reserves for excess coverage are tested separately from those for primary coverage. For primary coverages, loss development methods are generally given the majority of the weight for all but the latest three accident years, and are given some weight for all years other than the latest accident year. For excess coverages, expected loss methods are generally given all the weight for the latest three accident years, and are also given considerable weight for accident years prior to the latest three years. For other classes of healthcare coverage, an analogous weighting between loss development and expected loss ratio methods is utilized. The weights assigned to each method are those which are believed to result in the best combination of responsiveness and stability. Frequency/severity methods are sometimes utilized for pricing certain healthcare accounts or business. However, in testing loss reserves the business is generally combined into larger groupings to enhance the credibility of the loss experience. The frequency/severity methods that are applicable in pricing may not be appropriate for reserve testing and thus frequency/severity methods are not generally employed in AIG's healthcare reserve analyses.

Professional Liability: AIG generally uses a combination of loss development methods and expected loss ratio methods for professional liability classes of business. Loss development methods are used for the more mature accident years. Greater weight is given to expected loss ratio methods in the more recent accident years. Reserves are tested separately for claims made classes and classes written on occurrence policy forms. Further segmentations are made in a manner believed to provide an appropriate balance between credibility and homogeneity of the data. Frequency/severity methods are used in pricing and profitability analyses for some classes of professional liability; however, for loss reserve testing, the need to enhance credibility generally results in classes that are not sufficiently homogenous to utilize frequency/severity methods.

Catastrophic Casualty: AIG utilizes expected loss ratio methods for all accident years for catastrophic casualty business. This class of business consists of casualty or financial lines coverage which attaches in excess of very high attachment points; thus the claims experience is marked by very low frequency and high severity. Because of the limited number of claims, loss development methods are not utilized. The expected loss ratios and loss development assumptions utilized are based upon the results of prior accident years for this business as well as for similar classes of business written above lower attachment points. The business is generally written on a claims made basis. AIG utilizes ground-up claim projections provided by AIG claims staff to assist in developing the appropriate reserve.

Aviation: AIG generally uses a combination of loss development methods and expected loss ratio methods for aviation exposures. Aviation claims are not very long-tail in nature; however, they are driven by claim severity. Thus a combination of both development and expected loss ratio methods are used for all but the latest accident year to determine the loss reserves. Expected loss ratio methods are used to determine the loss reserves for the latest accident year. Frequency/severity methods are not employed due to the high severity nature of the claims and different mix of claims from year to year.

Personal Auto (Domestic): AIG generally utilizes frequency/severity methods and loss development methods for domestic personal auto classes. For many classes of business, greater reliance is placed on frequency/severity methods as claim counts emerge quickly for personal auto and allow for more immediate analysis of resulting loss trends and comparisons to industry and other diagnostic metrics.

Fidelity/Surety: AIG generally uses loss development methods for fidelity exposures for all but the latest accident year. Expected loss ratio methods are also given weight for the more recent accident years, and for the latest accident year they may be given 100 percent weight. For surety exposures, AIG generally uses the same method as for short-tail classes.

Mortgage Guaranty: AIG tests mortgage guaranty reserves using loss development methods, supplemented by an internal claim analysis by actuaries and staff who specialize in the mortgage guaranty business. The claim analysis projects ultimate losses for claims within each of several categories of delinquency based on actual historical experience and is essentially a frequency/severity analysis for each category of delinquency. Additional reserve tests using "Bornhuetter Ferguson" methods are also employed, as well as tests measuring losses as a percent of risk in force. Reserves are reviewed separately for each class of business to consider the loss development characteristics associated with the claims, the volume of claim data available for the applicable class and the applicability of various actuarial methods to the class.

Short-Tail Classes: AIG generally uses either loss development methods or IBNR factor methods to set reserves for short-tail classes such as property coverages. Where a factor is used, it generally represents a percent of earned premium or other exposure measure. The factor is determined based on prior accident year experience. For example, the IBNR for a class of property coverage might be expected to approximate 20 percent of the latest year's earned premium. The factor is continually reevaluated in light of emerging claim experience as well as rate changes or other factors that could affect the adequacy of the IBNR factor being employed.

International: Business written by AIG's Foreign General Insurance sub-segment includes both long-tail and short-tail classes of business. For long-tail classes of business, the actuarial methods utilized would be analogous to those described above. However, the majority of business written by Foreign General Insurance is short-tail, high frequency and low severity in nature. For this business, loss development methods are generally employed to test the loss reserves. AIG maintains a data base of detailed historical premium and loss transactions in original currency for business written by Foreign General Insurance, thereby allowing AIG actuaries to determine the current reserves without any distortion from changes in exchange rates over time. In testing the Foreign General Insurance reserves, AIG's actuaries segment the data by region, country or class of business as appropriate to determine an optimal balance between homogeneity and credibility.

Loss Adjustment Expenses: AIG determines reserves for legal defense and cost containment loss adjustment expenses for each class of business by one or more actuarial methods. The methods generally include development methods analogous to those described for loss development methods. The developments could be based on either the paid loss adjustment expenses or the ratio of paid loss adjustment expenses to paid losses, or both. Other methods include the utilization of expected ultimate ratios of paid loss expense to paid losses, based on actual experience from prior accident years or from similar classes of business. AIG generally determines reserves for adjuster loss adjustment expenses based on calendar year ratios of adjuster expenses paid to losses paid for the particular class of business. AIG generally determines reserves for other unallocated loss adjustment expenses based on the ratio of the calendar year expenses paid to overall losses paid. This determination is generally done for all classes of business combined, and reflects costs of home office claim overhead as a percent of losses paid.

Catastrophes: Special analyses are conducted by AIG in response to major catastrophes in order to estimate AIG's gross and net loss and loss expense liability from the events. These analyses may include a combination of approaches, including modeling estimates, ground up claim analysis, loss evaluation reports from on-site field adjusters, and market share estimates.

AIG's loss reserve analyses do not calculate a range of loss reserve estimates. Because a large portion of the loss reserves from AIG's General Insurance business relates to longer-tail casualty classes of business driven by severity rather than frequency of claims, such as excess casualty and D&O, developing a range around loss reserve estimates would not be meaningful. Using the reserving methodologies described above, AIG's actuaries determine their best estimate of the required reserve and advise Management of that amount. AIG then adjusts its aggregate carried reserves as necessary so that the actual carried reserves as of December 31 reflect this best estimate.

Volatility of Reserve Estimates and Sensitivity Analyses

As described above, AIG uses numerous assumptions in determining its best estimate of reserves for each class of business. The importance of any specific assumption can vary by both class of business and accident year. If actual experience differs from key assumptions used in establishing reserves, there is potential for significant variation in the development of loss reserves, particularly for long-tail casualty classes of business such as excess casualty, D&O or workers compensation. Set forth below is a sensitivity analysis that estimates the effect on the loss reserve position of using alternative loss trend or loss development factor assumptions rather than those actually used in determining AIG's best estimates in the year-end loss reserve analyses in 2007. The analysis addresses each major class of business for which a material deviation to AIG's overall reserve position is believed reasonably possible, and uses what AIG believes is a reasonably likely range of potential deviation for each class. There can be no assurance, however, that actual reserve development will be consistent with either the original or the adjusted loss trend or loss development factor assumptions, or that other assumptions made in the reserving process will not materially affect reserve development for a particular class of business.

Excess Casualty: For the excess casualty class of business, the assumed loss cost trend was approximately five percent. After evaluating the historical loss cost trends from prior accident years since the early 1990s, in AIG's judgment, it is reasonably likely that actual loss cost trends applicable to the year-end 2007 loss reserve review for excess casualty will range from negative five percent to positive 15 percent, or approximately ten percent lower or higher than the assumption actually utilized in the year-end 2007 reserve review. A ten percent change in the assumed loss cost trend for excess casualty would cause approximately a $2.4 billion increase or a $1.6 billion decrease in the net loss and loss expense reserve for this class of business. It should be emphasized that the ten percent deviations are not considered the highest possible deviations that might be expected, but rather what is considered by AIG to reflect a reasonably likely range of potential deviation. Actual loss cost trends in the early 1990s were negative for several years, including amounts below the negative five percent cited above, whereas actual loss cost trends in the late 1990s ran well into the double digits for several years, including amounts greater than the 15 percent cited above. Thus, there can be no assurance that loss trends will not deviate by more than ten percent. The loss cost trend assumption is critical for the excess casualty class of business due the long-tail nature of the claims and therefore is applied across many accident years.

For the excess casualty class of business, the assumed loss development factors are also a key assumption. After evaluating the historical loss development factors from prior accident years since the early 1990s, in AIG's judgment, it is reasonably likely that actual loss development factors will range from approximately 3.5 percent below those actually utilized in the year-end 2007 reserve review to approximately 6.5 percent above those factors actually utilized. If the loss development factor assumptions were changed by 3.5 percent and 6.5 percent, respectively, the net loss reserves for the excess casualty class would decrease by approximately $600 million under the lower assumptions or increase by approximately $1.0 billion under the higher assumptions. Generally, actual historical loss development factors are used to project future loss development. However there can be no assurance that future loss development patterns will be the same as in the past, or that they will not deviate by more than the amounts illustrated above. Moreover, as excess casualty is a long-tail class of business, any deviation in loss cost trends or in loss development factors might not be discernible for an extended period of time subsequent to the recording of the initial loss reserve estimates for any accident year. Thus, there is the potential for the reserves with respect to a number of accident years to be significantly affected by changes in the loss cost trends or loss development factors that were initially relied upon in setting the reserves. These changes in loss trends or loss development factors could be attributable to changes in inflation or in the judicial environment, or in other social or economic conditions affecting claims. Thus, there is the potential for variations greater than the amounts cited above, either positively or negatively.

D&O and Related Management Liability Classes of Business: For D&O and related management liability classes of business, the assumed loss cost trend was approximately four percent. After evaluating the historical loss cost trends from prior accident years since the early 1990s, in AIG's judgment, it is reasonably likely that actual loss cost trends applicable to the year-end 2007 loss reserve review for these classes will range from negative 11 percent to positive 19 percent, or approximately 15 percent lower or higher than the assumption actually utilized in the year-end 2007 reserve review. A 15 percent change in the assumed loss cost trend for these classes would cause approximately a $550 million increase or a $500 million decrease in the net loss and loss expense reserves for these classes of business. It should be emphasized that the 15 percent deviations are not considered the highest possible deviations that might be expected, but rather what is considered by AIG to reflect a reasonably likely range of potential deviation. Actual loss cost trends for these classes in the early 1990s were negative for several years, including amounts below the negative 11 percent cited above, whereas actual loss cost trends in the late 1990s ran at nearly 50 percent per year for several years, vastly exceeding the 19 percent figure cited above. Because the D&O class of business has exhibited highly volatile loss trends from one accident year to the next, there is the possibility of an exceptionally high deviation.

For D&O and related management liability classes of business, the assumed loss development factors are also an important assumption but less critical than for excess casualty. Because these classes are written on a claims made basis, the loss reporting and development tail is much shorter than for excess casualty. However, the high severity nature of the claims does create the potential for significant deviations in loss development patterns from one year to the next. After evaluating the historical loss development factors for these classes of business for accident years since the early 1990s, in AIG's judgment, it is reasonably likely that actual loss development factors will range approximately 6 percent lower to 3.5 percent higher than those factors actually utilized in the year-end 2007 loss reserve review for these classes. If the loss development factor assumptions were changed by 6 percent and 3.5 percent, respectively, the net loss reserves for these classes would be estimated to decrease or increase by approximately $250 million and $125 million, respectively. As noted above for excess casualty, actual historical loss development factors are generally used to project future loss development. However, there can be no assurance that future loss development patterns will be the same as in the past, or that they will not deviate by more than the 6 percent or 3.5 percent amounts.

Excess Workers Compensation: For excess workers compensation business, loss costs were trended at six percent per annum. After reviewing actual industry loss trends for the past ten years, in AIG's judgment, it is reasonably likely that actual loss cost trends applicable to the year-end 2007 loss reserve review for excess workers compensation will range five percent lower or higher than this estimated loss trend. A five percent change in the assumed loss cost trend would cause approximately a $425 million increase or a $275 million decrease in the net loss reserves for this business. It should be emphasized that the actual loss cost trend could vary significantly from this assumption, and there can be no assurance that actual loss costs will not deviate, perhaps materially, by greater than five percent.

For excess workers compensation business, the assumed loss development factors are a critical assumption. Excess workers compensation is an extremely long-tail class of business, with a much greater than normal uncertainty as to the appropriate loss development factors for the tail of the loss development. After evaluating the historical loss development factors for prior accident years since the 1980s, in AIG's judgment, it is reasonably likely that actual loss development factors will range approximately 15 percent lower or higher than those factors actually utilized in the year-end 2007 loss reserve review for excess workers compensation. If the loss development factor assumptions were changed by 15 percent, the net loss reserves for excess workers compensation would increase or decrease by approximately $600 million. Given the exceptionally long-tail for this class of business, there is the potential for actual deviations in the loss development tail to exceed the deviations assumed, perhaps materially.

Primary Workers Compensation: For primary workers compensation, the loss cost trend assumption is not believed to be material with respect to AIG's loss reserves. This is primarily because AIG's actuaries are generally able to use loss development projections for all but the most recent accident year's reserves, so there is limited need to rely on loss cost trend assumptions for primary workers compensation business.

However, for primary workers compensation business the loss development factor assumptions are important. Generally, AIG's actual historical workers compensation loss development factors would be expected to provide a reasonably accurate predictor of future loss development. However, workers compensation is a long-tail class of business, and AIG's business reflects a very significant volume of losses particularly in recent accident years due to growth of the business. After evaluating the actual historical loss developments since the 1980s for this business, in AIG's judgment, it is reasonably likely that actual loss development factors will fall within the range of approximately 3.5 percent below to 8.25 percent above those actually utilized in the year-end 2007 loss reserve review. If the loss development factor assumptions were changed by 3.5 percent and 8.25 percent, respectively, the net loss reserves for workers compensation would decrease or increase by approximately $800 million and $1.9 billion, respectively. It should be noted that loss emergence in 2006 and 2007 for this class was higher than historical averages, resulting in an increase in loss reserves for prior accident years. During 2007, reserves from prior accident years developed adversely by approximately $300 million for AIG's primary workers compensation business. AIG relies on longer term averages of historical loss development patterns in setting loss reserves; thus if loss emergence in subsequent years continues at the levels observed in 2006 and 2007 there could be additional adverse development for this class of business that could be more significant than the amount observed in 2007. However, AIG believes it is too soon to ascertain if this increased emergence represents a new trend in the pattern of loss development. For this class of business, there can be no assurance that actual deviations from the expected loss development factors will not exceed the deviations assumed, perhaps materially.

Other Casualty Classes of Business: For casualty business other than the classes discussed above, there is generally some potential for deviation in both the loss cost trend and loss development factor assumptions. However, the effect of such deviations is expected to be less material when compared to the effect on the classes cited above.

Asbestos and Environmental Reserves

The estimation of loss reserves relating to asbestos and environmental claims on insurance policies written many years ago is subject to greater uncertainty than other types of claims due to inconsistent court decisions as well as judicial interpretations and legislative actions that in some cases have tended to broaden coverage beyond the original intent of such policies and in others have expanded theories of liability. The insurance industry as a whole is engaged in extensive litigation over these coverage and liability issues and is thus confronted with a continuing uncertainty in its efforts to quantify these exposures.

AIG continues to receive claims asserting injuries and damages from toxic waste, hazardous substances, and other environmental pollutants and alleged claims to cover the cleanup costs of hazardous waste dump sites, referred to collectively as environmental claims, and indemnity claims asserting injuries from asbestos.

The vast majority of these asbestos and environmental claims emanate from policies written in 1984 and prior years. Commencing in 1985, standard policies contained an absolute exclusion for pollution-related damage and an absolute asbestos exclusion was also implemented. The current environmental policies that AIG underwrites on a claims-made basis have been excluded from the analysis herein.

The majority of AIG's exposures for asbestos and environmental claims are excess casualty coverages, not primary coverages. Thus, the litigation costs are treated in the same manner as indemnity amounts. That is, litigation expenses are included within the limits of the liability AIG incurs. Individual significant claim liabilities, where future litigation costs are reasonably determinable, are established on a case-by-case basis.

Estimation of asbestos and environmental claims loss reserves is a subjective process and reserves for asbestos and environmental claims cannot be estimated using conventional reserving techniques such as those that rely on historical accident year loss development factors. The methods used to determine asbestos and environmental loss estimates and to establish the resulting reserves are continually reviewed and updated by management.

Significant factors which affect the trends that influence the asbestos and environmental claims estimation process are the court resolutions and judicial interpretations which broaden the intent of the policies and scope of coverage. The current case law can be characterized as still evolving, and there is little likelihood that any firm direction will develop in the near future. Additionally, the exposures for cleanup costs of hazardous waste dump sites involve issues such as allocation of responsibility among potentially responsible parties and the government's refusal to release parties from liability.

Due to this uncertainty, it is not possible to determine the future development of asbestos and environmental claims with the same degree of reliability as with other types of claims. Such future development will be affected by the extent to which courts continue to expand the intent of the policies and the scope of the coverage, as they have in the past, as well as by the changes in Superfund and waste dump site coverage and liability issues. If the asbestos and environmental reserves develop deficiently, such deficiency would have an adverse effect on AIG's future results of operations.

With respect to known asbestos and environmental claims, AIG established over a decade ago specialized toxic tort and environmental claims units, which investigate and adjust all such asbestos and environmental claims. These units evaluate these asbestos and environmental claims utilizing a claim-by-claim approach that involves a detailed review of individual policy terms and exposures. Because each policyholder presents different liability and coverage issues, AIG generally evaluates exposure on a policy-by-policy basis, considering a variety of factors such as known facts, current law, jurisdiction, policy language and other factors that are unique to each policy. Quantitative techniques have to be supplemented by subjective considerations, including management judgment. Each claim is reviewed at least semi-annually utilizing the aforementioned approach and adjusted as necessary to reflect the current information.

In both the specialized and dedicated asbestos and environmental claims units, AIG actively manages and pursues early resolution with respect to these claims in an attempt to mitigate its exposure to the unpredictable development of these claims. AIG attempts to mitigate its known long-tail environmental exposures by utilizing a combination of proactive claim-resolution techniques, including policy buybacks, complete environmental releases, compromise settlements, and, where indicated, litigation.

With respect to asbestos claims handling, AIG's specialized claims staff operates to mitigate losses through proactive handling, supervision and resolution of asbestos cases. Thus, while AIG has resolved all claims with respect to miners and major manufacturers (Tier One), its claims staff continues to operate under the same proactive philosophy to resolve claims involving accounts with products containing asbestos (Tier Two), products containing small amounts of asbestos, companies in the distribution process, and parties with remote, ill-defined involvement in asbestos (Tiers Three and Four). Through its commitment to appropriate staffing, training, and management oversight of asbestos cases, AIG seeks to mitigate its exposure to these claims.

To determine the appropriate loss reserve as of December 31, 2007 for its asbestos and environmental exposures, AIG performed a series of top-down and ground-up reserve analyses. In order to ensure it had the most comprehensive analysis possible, AIG engaged a third-party actuary to assist in a review of these exposures, including ground-up estimates for asbestos reserves consistent with the 2005 and 2006 reviews as well as a top-down report year projection for environmental reserves. Prior to 2005, AIG's reserve analyses for asbestos and environmental exposures was focused around a report year projection of aggregate losses for both asbestos and environmental reserves. Additional tests such as market share analyses were also performed. Ground-up analyses take into account policyholder-specific and claim-specific information that has been gathered over many years from a variety of sources. Ground-up studies can thus more accurately assess the exposure to AIG's layers of coverage for each policyholder, and hence for all policyholders in the aggregate, provided a sufficient sample of the policyholders can be modeled in this manner.

In order to ensure its ground-up analysis was comprehensive, AIG staff produced the information required at policy and claim level detail for nearly 1,000 asbestos defendants. This represented over 95 percent of all accounts for which AIG had received any claim notice of any amount pertaining to asbestos exposure. AIG did not set any minimum thresholds, such as amount of case reserve outstanding, or paid losses to date, that would have served to reduce the sample size and hence the comprehensiveness of the ground-up analysis. The results of the ground-up analysis for each significant account were examined by AIG's claims staff for reasonableness, for consistency with policy coverage terms, and any claim settlement terms applicable. Adjustments were incorporated accordingly. The results from the universe of modeled accounts, which as noted above reflects the vast majority of AIG's known exposures, were then utilized to estimate the ultimate losses from accounts or exposures that could not be modeled and to determine an appropriate provision for unreported claims.

AIG conducted a comprehensive analysis of reinsurance recoverability to establish the appropriate asbestos and environmental reserve net of reinsurance. AIG determined the amount of reinsurance that would be ceded to insolvent reinsurers or to commuted reinsurance contracts for both reported claims and for IBNR. These amounts were then deducted from the indicated amount of reinsurance recoverable. The year-end 2007 analysis reflected an update to the comprehensive analysis of reinsurance recoverability that was first completed in 2005 and updated in 2006. All asbestos accounts for which there was a significant change in estimated losses in the 2007 review were analyzed to determine the appropriate reserve net of reinsurance.

AIG also completed a top-down report year projection of its indicated asbestos and environmental loss reserves. These projections consist of a series of tests performed separately for asbestos and for environmental exposures.

For asbestos, these tests project the losses expected to be reported over the next nineteen years, i.e., from 2008 through 2026, based on the actual losses reported through 2007 and the expected future loss emergence for these claims. Three scenarios were tested, with a series of assumptions ranging from more optimistic to more conservative. In the first scenario, all carried asbestos case reserves are assumed to be within ten percent of their ultimate settlement value. The second scenario relies on an actuarial projection of report year development for asbestos claims reported from 1993 to the present to estimate case reserve adequacy as of year-end 2007. The third scenario relies on an actuarial projection of report year claims for asbestos but reflects claims reported from 1989 to the present to estimate case reserve adequacy as of year-end 2007. Based on the results of the prior report years for each of the three scenarios described above, the report year approach then projects forward to the year 2026 the expected future report year losses, based on AIG's estimate of reasonable loss trend assumptions. These calculations are performed on losses gross of reinsurance. The IBNR (including a provision for development of reported claims) on a net basis is based on applying a factor reflecting the expected ratio of net losses to gross losses for future loss emergence.

For environmental claims, an analogous series of frequency/severity tests are produced. Environmental claims from future report years, (i.e., IBNR) are projected out nine years, i.e., through the year 2016.

At year-end 2007, AIG considered a number of factors and recent experience in addition to the results of the respective top-down and ground-up analyses performed for asbestos and environmental reserves. AIG considered the significant uncertainty that remains as to AIG's ultimate liability relating to asbestos and environmental claims. This uncertainty is due to several factors including:

- The long latency period between asbestos exposure and disease manifestation and the resulting potential for involvement of multiple policy periods for individual claims;
- The increase in the volume of claims by currently unimpaired plaintiffs;
- Claims filed under the non-aggregate premises or operations section of general liability policies;
- The number of insureds seeking bankruptcy protection and the effect of prepackaged bankruptcies;
- Diverging legal interpretations; and
- With respect to environmental claims, the difficulty in estimating the allocation of remediation cost among various parties.

After carefully considering the results of the ground-up analysis, which AIG updates on an annual basis, as well as all of the above factors, including the recent report year experience, AIG increased its gross asbestos reserves by $75 million, all of which was reinsured, resulting in no increase to net reserves. Additionally, during 2007 a reduction in estimated reinsurance recoverable, partially offset by several large favorable asbestos settlements, resulted in a minor amount of adverse incurred loss development.

Based on the environmental top-down report year analysis performed in the fourth quarter of 2007, a minor increase in both gross and net reserves was recognized, resulting in the relatively minor amount of development shown in the table below.

A summary of reserve activity, including estimates for applicable IBNR, relating to asbestos and environmental claims separately and combined at December 31, 2007, 2006 and 2005 appears in the table below. The vast majority of such claims arise from policies written in 1984 and prior years. The current environmental policies that AIG underwrites on a claims-made basis have been excluded from the table below.

(in millions)	2007		2006		2005	
	Gross	Net	Gross[e]	Net	Gross[e]	Net
Asbestos:						
Reserve for losses and loss expenses at beginning of year	**$4,523**	**$1,889**	$4,501	$1,840	$2,622	$1,060
Losses and loss expenses incurred[a]	**96**	**5**	572	267	2,206[b]	903[b]
Losses and loss expenses paid[a]	**(755)**	**(440)**	(550)	(218)	(327)	(123)
Reserve for losses and loss expenses at end of year	**$3,864**	**$1,454**	$4,523	$1,889	$4,501	$1,840
Environmental:						
Reserve for losses and loss expenses at beginning of year	**$ 629**	**$ 290**	$ 969	$ 410	$1,018	$ 451
Losses and loss expenses incurred[a]	**10**	**13**	(231)	(59)	47[c]	27[c]
Losses and loss expenses paid[a]	**(124)**	**(66)**	(109)	(61)	(96)	(68)
Reserve for losses and loss expenses at end of year	**$ 515**	**$ 237**	$ 629	$ 290	$ 969	$ 410
Combined:						
Reserve for losses and loss expenses at beginning of year	**$5,152**	**$2,179**	$5,470	$2,250	$3,640	$1,511
Losses and loss expenses incurred[a]	**106**	**18**	341	208	2,253[d]	930[d]
Losses and loss expenses paid[a]	**(879)**	**(506)**	(659)	(279)	(423)	(191)
Reserve for losses and loss expenses at end of year	**$4,379**	**$1,691**	$5,152	$2,179	$5,470	$2,250

(a) All amounts pertain to policies underwritten in prior years, primarily to policies issued in 1984 and prior.

(b) Includes increases to gross losses and loss expense reserves of $2.0 billion and increases to net losses and loss expense reserves of $843 million for the fourth quarter of 2005.

(c) Includes increases to gross losses and loss expense reserves of $56 million and increases to net losses and loss expense reserves of $30 million for the fourth quarter of 2005.

(d) Includes increases to gross losses and loss expense reserves of $2.0 billion and increases to net losses and loss expense reserves of $873 million for the fourth quarter of 2005.

(e) Gross amounts were revised from the previous presentation to reflect the inclusion of certain reserves not previously identified as asbestos and environmental related. This revision had no effect on net reserves.

The gross and net IBNR included in the reserve for losses and loss expenses, relating to asbestos and environmental claims separately and combined, at December 31, 2007, 2006 and 2005 were estimated as follows:

(in millions)	2007		2006		2005	
	Gross	Net	Gross*	Net	Gross*	Net
Asbestos	**$2,701**	**$1,145**	$3,270	$1,469	$3,458	$1,465
Environmental	**325**	**131**	378	173	625	266
Combined	**$3,026**	**$1,276**	$3,648	$1,642	$4,083	$1,731

* *Gross amounts were revised from the previous presentation to reflect the inclusion of certain reserves not previously identified as asbestos and environmental related. This revision had no effect on net reserves.*

A summary of asbestos and environmental claims count activity for the years ended December 31, 2007, 2006 and 2005 was as follows:

	2007			2006			2005		
	Asbestos	Environmental	Combined	Asbestos	Environmental	Combined	Asbestos	Environmental	Combined
Claims at beginning of year	**6,878**	**9,442**	**16,320**	7,293	9,873	17,166	7,575	8,216	15,791
Claims during year:									
Opened	**656**	**937**	**1,593**	643	1,383	2,026	854	5,253	6,107
Settled	**(150)**	**(179)**	**(329)**	(150)	(155)	(305)	(67)	(219)	(286)
Dismissed or otherwise resolved	**(821)**	**(2,548)**	**(3,369)**	(908)	(1,659)	(2,567)	(1,069)	(3,377)	(4,446)
Claims at end of year	**6,563**	**7,652**	**14,215**	6,878	9,442	16,320	7,293	9,873	17,166

Survival Ratios — Asbestos and Environmental

The table below presents AIG's survival ratios for asbestos and environmental claims at December 31, 2007, 2006 and 2005. The survival ratio is derived by dividing the current carried loss reserve by the average payments for the three most recent calendar years for these claims. Therefore, the survival ratio is a simplistic measure estimating the number of years it would be before the current ending loss reserves for these claims would be paid off using recent year average payments. The December 31, 2007 survival ratio is lower than the ratio at December 31, 2006 because the more recent periods included in the rolling average reflect higher claims payments. In addition, AIG's survival ratio for asbestos claims was negatively affected by the favorable settlements described above, which reduced gross and net asbestos survival ratios at December 31, 2007 by approximately 1.3 years and 2.6 years, respectively. Many factors, such as aggressive settlement procedures, mix of business and level of coverage provided, have a significant effect on the amount of asbestos and environmental reserves and payments and the resultant survival ratio. Moreover, as discussed above, the primary basis for AIG's determination of its reserves is not survival ratios, but instead the ground-up and top-down analysis. Thus, caution should be exercised in attempting to determine reserve adequacy for these claims based simply on this survival ratio.

AIG's survival ratios for asbestos and environmental claims, separately and combined were based upon a three-year average payment. These ratios for the years ended December 31, 2007, 2006 and 2005 were as follows:

	Gross*	Net
2007		
Survival ratios:		
Asbestos	**7.1**	**5.6**
Environmental	**4.7**	**3.7**
Combined	**6.7**	**5.2**
2006		
Survival ratios:		
Asbestos	11.8	12.9
Environmental	5.6	4.5
Combined	10.4	10.3
2005		
Survival ratios:		
Asbestos	16.0	19.8
Environmental	7.2	6.2
Combined	13.1	14.2

* *Gross amounts for 2006 and 2005 were revised from the previous presentation to reflect the inclusion of certain reserves not previously identified as asbestos and environmental related. This revision had no effect on net reserves.*

Life Insurance & Retirement Services Operations

AIG's Life Insurance & Retirement Services operations offer a wide range of insurance and retirement savings products both domestically and abroad.

AIG's Foreign Life Insurance & Retirement Services operations include insurance and investment-oriented products such as whole and term life, investment linked, universal life and endowments, personal accident and health products, group products including pension, life and health, and fixed and variable annuities. The Foreign Life Insurance & Retirement Services products are sold through independent producers, career agents, financial institutions and direct marketing channels.

AIG's Domestic Life Insurance operations offer a broad range of protection products, such as individual life insurance and group life and health products, including disability income products and payout annuities, which include single premium immediate annuities, structured settlements and terminal funding annuities. The Domestic Life Insurance products are sold through independent producers, career agents and financial institutions and direct marketing channels. Home service operations include an array of life insurance, accident and health and annuity products sold primarily through career agents.

AIG's Domestic Retirement Services operations include group retirement products, individual fixed and variable annuities sold through banks, broker-dealers and exclusive sales representatives, and annuity runoff operations, which include previously acquired "closed blocks" and other fixed and variable annuities largely sold through distribution relationships that have been discontinued.

In order to better align financial reporting with the manner in which AIG's chief operating decision makers manage their businesses, commencing in 2007, revenues and operating income related to foreign investment-type contracts, which were historically reported as a component of the Asset Management segment, are now reported as part of Foreign Life Insurance & Retirement Services. Prior period amounts have been revised to conform to the current presentation.

AIG's Life Insurance & Retirement Services reports its operations through the following major internal reporting units and legal entities:

Foreign Life Insurance & Retirement Services

Japan and Other

- American Life Insurance Company (ALICO)
- AIG Star Life Insurance Co., Ltd. (AIG Star Life)
- AIG Edison Life Insurance Company (AIG Edison Life)

Asia

- American International Assurance Company, Limited, together with American International Assurance Company (Bermuda) Limited (AIA)
- Nan Shan Life Insurance Company, Ltd. (Nan Shan)
- American International Reinsurance Company Limited (AIRCO)
- The Philippine American Life and General Insurance Company (Philamlife)

Domestic Life Insurance

- American General Life Insurance Company (AIG American General)
- The United States Life Insurance Company in the City of New York (USLIFE)

- American General Life and Accident Insurance Company (AGLA)

Domestic Retirement Services

- The Variable Annuity Life Insurance Company (VALIC)
- AIG Annuity Insurance Company (AIG Annuity)
- AIG SunAmerica Life Assurance Company (AIG SunAmerica)

Life Insurance & Retirement Services Results

Life Insurance & Retirement Services results for 2007, 2006 and 2005 were as follows:

(in millions)	Premiums and Other Considerations	Net Investment Income	Net Realized Capital Gains (Losses)	Total Revenues	Operating Income
2007					
Foreign Life Insurance & Retirement Services	**$26,601**	**$11,849**	**$ (187)**	**$38,263**	**$ 6,197**
Domestic Life Insurance	**5,836**	**3,995**	**(803)**	**9,028**	**642**
Domestic Retirement Services	**1,190**	**6,497**	**(1,408)**	**6,279**	**1,347**
Total	**$33,627**	**$22,341**	**$(2,398)**	**$53,570**	**$ 8,186**
2006					
Foreign Life Insurance & Retirement Services*	$24,166	$ 9,758	$ 707	$34,631	$ 6,881
Domestic Life Insurance	5,543	3,778	(215)	9,106	917
Domestic Retirement Services	1,057	6,488	(404)	7,141	2,323
Total	$30,766	$20,024	$ 88	$50,878	$10,121
2005					
Foreign Life Insurance & Retirement Services	$23,117	$ 8,718	$ 84	$31,919	$ 5,306
Domestic Life Insurance	5,447	3,733	35	9,215	1,495
Domestic Retirement Services	937	6,226	(277)	6,886	2,164
Total	$29,501	$18,677	$ (158)	$48,020	$ 8,965
Percentage Increase/(Decrease) 2007 vs. 2006:					
Foreign Life Insurance & Retirement Services	10%	21%	—%	10%	(10)%
Domestic Life Insurance	5	6	—	(1)	(30)
Domestic Retirement Services	13	—	—	(12)	(42)
Total	9%	12%	—%	5%	(19)%
Percentage Increase/(Decrease) 2006 vs. 2005:					
Foreign Life Insurance & Retirement Services	5%	12%	—%	8%	30%
Domestic Life Insurance	2	1	—	(1)	(39)
Domestic Retirement Services	13	4	—	4	7
Total	4%	7%	—%	6%	13%

* *Included an out of period UCITS adjustment which increased net investment income by $240 million and operating income by $169 million.*

The following table presents the gross insurance in force for Life Insurance & Retirement Services at December 31, 2007, 2006 and 2005:

(in millions)	2007	2006	2005
Foreign*	**$1,327,251**	$1,162,699	$1,027,682
Domestic	**984,794**	907,901	825,151
Total	**$2,312,045**	$2,070,600	$1,852,833

* *Includes increases (decreases) of $55.1 billion, $41.5 billion and $(76.5) billion related to changes in foreign exchange rates at December 31, 2007, 2006 and 2005, respectively.*

2007 and 2006 Comparison

The severe credit market disruption was a key driver of operating results in 2007 principally due to significant net realized capital losses resulting from other-than-temporary impairment charges of $2.8 billion and losses on derivative instruments not qualifying for hedge accounting treatment of $381 million compared to an other-than-temporary impairment charge of $641 million and gains on derivative instruments of $268 million in 2006. In addition, net investment income and certain products were negatively affected by the volatile markets. Life Insurance & Retirement Services continued its ongoing project to increase standardization of AIG's actuarial systems and processes throughout the world. Significant progress was made on these initiatives, with only a minimal effect on operating income in this segment. Premiums and other considerations increased in 2007 compared to 2006 despite a very competitive marketplace and a relatively flat yield curve for most of the year.

Management's Discussion and Analysis of Financial Condition and Results of Operations *Continued*

Life Insurance & Retirement Services total revenues in 2007 reflect growth in premiums and other considerations compared to 2006 due principally to strong life insurance production in the Foreign Life Insurance & Retirement Services operations, a growing block of U.K. single premium investment-oriented products and higher policyholder charges related to universal life and sales of payout annuities in the Domestic Life Insurance operations. Overall growth in premiums and other considerations was dampened by a continuing shift to interest sensitive products and the suspension of new sales on certain products in Japan resulting from an industry wide review by the tax authorities. Net investment income increased in 2007 compared to 2006 due to higher partnership and mutual fund income as well as higher policyholder investment income and trading gains and losses (together, policyholder trading gains). Policyholder trading gains are offset by a charge to incurred policy losses and benefits expense. Policyholder trading gains increased due to higher levels of assets and generally reflect the trend in equity markets. Policyholder trading gains were $2.9 billion in 2007 compared to $2.0 billion in 2006. Net investment income in 2006 included an increase of $240 million for an out of period adjustment related to the accounting for UCITS.

Operating income in 2007 was significantly adversely affected by net realized capital losses which totaled $2.4 billion, net of an out-of-period adjustment of $158 million related to foreign exchange remediation activities, compared to net realized capital gains of $88 million in 2006. Other factors affecting operating income include trading account losses of $150 million in the U.K. associated with certain investment-linked products, the adverse effect of $108 million related to SOP 05-1, which was adopted in 2007, additional claim expense of $67 million relating to an industry wide regulatory review of claims in Japan (compared to additional claim expense of $26 million in 2006) and a $118 million charge related to remediation activities in Asia. Incurred policyholder benefits increased $36 million in 2007 related to a closed block of Japanese business with guaranteed benefits. Partially offsetting these factors was a $52 million recovery in 2007 related to the Superior National arbitration. SOP 05-1 generally requires DAC related to group contracts to be amortized over a shorter duration than in prior periods and also requires that DAC be expensed at the time an individual policy is terminated or lapses, even if reinstated shortly thereafter. The effect of SOP 05-1 was most significant to the group products line in the Domestic Life Insurance operations.

Changes in actuarial estimates, including DAC unlockings and refinements to estimates resulting from actuarial valuation system enhancements and conversions, resulted in a net increase to operating income of $19 million during 2007. However, this net increase resulted from a number of items that had varying effects on the results of operations of certain operating units and lines of business. These adjustments resulted in an increase of $183 million in operating income for Foreign Life Insurance & Retirement Services and decreases in operating income of $52 million and $112 million for Domestic Life Insurance and Domestic Retirement Services, respectively. In addition, the related adjustments significantly affected both acquisition costs and incurred policy losses and benefits in the Consolidated Statement of Income.

Operating income in 2006 included an increase of $169 million for an out of period adjustment related to the accounting for UCITS and an increase of $163 million for an out-of-period adjustment related to corrections of par policyholder dividend reserves and allocations between participating and non-participating accounts, both of which were related to remediation efforts. In addition, operating income in 2006 included charges to Domestic Life Insurance operations of $125 million for the adverse Superior National arbitration ruling, $66 million related to the exit of the domestic financial institutions credit life business and $55 million related to other litigation.

2006 and 2005 Comparison

Life Insurance & Retirement Services revenues in 2006 increased compared to 2005. Growth in premiums and other considerations was dampened by the effect of foreign exchange, most notably by the weakening Japanese Yen. Net investment income was higher in 2006 compared to 2005 due to higher partnership and mutual fund income, which in 2006 included a positive out-of-period adjustment of $240 million related to the accounting for UCITS. Operating income grew by $1.2 billion from 2005, reflecting higher revenues, including net realized capital gains, and out-of-period reductions of policy benefits expense of $163 million in 2006 resulting from corrections of par policyholder dividend reserves and allocations between participating and non-participating accounts, both of which were related to remediation efforts. In addition, operating income in 2006 included charges for Domestic Life Insurance of $125 million for the adverse Superior National arbitration ruling, $66 million related to the exit of the domestic financial institutions credit life business and $55 million related to other litigation.

Foreign Life Insurance & Retirement Services Results

Foreign Life Insurance & Retirement Services results on a sub-product basis for 2007, 2006 and 2005 were as follows:

(in millions)	Premiums and Other Considerations	Net Investment Income	Net Realized Capital Gains (Losses)	Total Revenues	Operating Income
2007					
Life insurance	**$ 16,630**	**$ 7,473**	**$ 85**	**$24,188**	**$ 3,898**
Personal accident	**6,094**	**354**	**(3)**	**6,445**	**1,457**
Group products	**2,979**	**753**	**(76)**	**3,656**	**263**
Individual fixed annuities	**438**	**2,283**	**(171)**	**2,550**	**548**
Individual variable annuities	**460**	**986**	**(22)**	**1,424**	**31**
Total	**$ 26,601**	**$ 11,849**	**$ (187)**	**$38,263**	**$ 6,197**
2006					
Life insurance[(a)]	$ 15,732	$ 5,937	$ 574	$22,243	$ 4,247
Personal accident	5,518	285	55	5,858	1,459
Group products	2,226	648	47	2,921	450
Individual fixed annuities	400	2,027	31	2,458	580
Individual variable annuities	290	861	—	1,151	145
Total	$ 24,166	$ 9,758	$ 707	$34,631	$ 6,881
2005					
Life insurance	$ 15,643	$ 4,884	$ 94	$20,621	$ 3,195
Personal accident	5,002	255	(30)	5,227	1,292
Group products	1,925	613	(9)	2,529	322
Individual fixed annuities	361	1,728	29	2,118	398
Individual variable annuities	186	1,238	—	1,424	99
Total	$ 23,117	$ 8,718	$ 84	$31,919	$ 5,306
Percentage Increase/(Decrease) 2007 vs. 2006:					
Life insurance	6%	26%	(85)%	9%	(8)%
Personal accident	10	24	—	10	—
Group products	34	16	—	25	(42)
Individual fixed annuities	10	13	—	4	(6)
Individual variable annuities	59	15	—	24	(79)
Total	10%	21%	—%	10%	(10)%
Percentage Increase/(Decrease) 2006 vs. 2005:					
Life insurance	1%	22%	—%	8%	33%
Personal accident	10	12	—	12	13
Group products	16	6	—	16	40
Individual fixed annuities	11	17	7	16	46
Individual variable annuities	56	(30)	—	(19)	46
Total	5%	12%	—%	8%	30%

(a) Includes the effect of an out of period UCITS adjustment in 2006, which increased net investment income by $237 million and operating income by $166 million.

AIG transacts business in most major foreign currencies and therefore premiums and other considerations reported in U.S. dollars vary by volume and from changes in foreign currency translation rates. The following table summarizes the effect of changes in foreign currency exchange rates on the growth of the Foreign Life Insurance & Retirement Services premiums and other considerations for the years ended December 31, 2007 and 2006:

	2007	2006
Growth in original currency*	**7.6%**	6.5%
Foreign exchange effect	**2.5**	(2.0)
Growth as reported in U.S. dollars	**10.1%**	4.5%

* *Computed using a constant exchange rate each period.*

Management's Discussion and Analysis of Financial Condition and Results of Operations *Continued*

Japan and Other Results

Japan and Other results on a sub-product basis for 2007, 2006 and 2005 were as follows:

(in millions)	Premiums and Other Considerations	Net Investment Income	Net Realized Capital Gains (Losses)	Total Revenues	Operating Income
2007					
Life insurance	**$ 4,999**	**$2,113**	**$ (92)**	**$ 7,020**	**$1,193**
Personal accident	**4,225**	**204**	**(1)**	**4,428**	**1,071**
Group products	**2,318**	**626**	**1**	**2,945**	**250**
Individual fixed annuities	**386**	**2,160**	**(181)**	**2,365**	**500**
Individual variable annuities	**459**	**980**	**(21)**	**1,418**	**30**
Total	**$12,387**	**$6,083**	**$(294)**	**$18,176**	**$3,044**
2006					
Life insurance [(a)]	$ 4,783	$1,749	$ 316	$ 6,848	$1,731
Personal accident	3,957	162	49	4,168	1,122
Group products	1,740	541	13	2,294	272
Individual fixed annuities	337	1,930	28	2,295	553
Individual variable annuities	289	857	—	1,146	143
Total	$11,106	$5,239	$ 406	$16,751	$3,821
2005					
Life insurance	$ 4,864	$1,828	$ (52)	$ 6,640	$1,288
Personal accident	3,788	137	(15)	3,910	1,051
Group products	1,473	535	(34)	1,974	191
Individual fixed annuities	292	1,672	29	1,993	390
Individual variable annuities	186	1,234	—	1,420	100
Total	$10,603	$5,406	$ (72)	$15,937	$3,020
Percentage Increase/(Decrease) 2007 vs. 2006:					
Life insurance	5%	21%	—%	3%	(31)%
Personal accident	7	26	—	6	(5)
Group products	33	16	(92)	28	(8)
Individual fixed annuities	15	12	—	3	(10)
Individual variable annuities	59	14	—	24	(79)
Total	12%	16%	—%	9%	(20)%
Percentage Increase/(Decrease) 2006 vs. 2005:					
Life insurance	(2)%	(4)%	—%	3%	34%
Personal accident	4	18	—	7	7
Group products	18	1	—	16	42
Individual fixed annuities	15	15	(3)	15	42
Individual variable annuities	55	(31)	—	(19)	43
Total	5%	(3)%	—%	5%	27%

(a) Includes the effect of an out of period UCITS adjustment in 2006, which increased both net investment income and operating income by $29 million.

2007 and 2006 Comparison

Total revenues for Japan and Other in 2007 increased compared to 2006, primarily due to higher premiums and other considerations and net investment income partially offset by net realized capital losses. Net investment income increased in 2007 compared to 2006 due to higher levels of assets under management and higher policyholder trading gains partially offset by lower partnership and mutual fund income. Operating income decreased in 2007 compared to 2006 due principally to net realized capital losses, a $187 million charge related to changes in actuarial estimates, trading account losses of $150 million in the U.K. associated with certain investment-linked products, $67 million of additional claim expense related to the industry wide regulatory review of claims in Japan and increased incurred policyholder benefits of $36 million related to a closed block of Japanese business with guaranteed benefits. These decreases were partially offset by the positive effect of foreign exchange rates.

Life insurance premiums and other considerations increased moderately in 2007 compared to 2006. In Japan, single premium sales of U.S. dollar denominated interest sensitive whole life products remained strong. First year premium sales declined, however, due to the suspension in April 2007 of increasing term products pending completion of an industry wide review by the National Tax Authority. Although the review was completed with the issue of a draft paper for comment in December 2007, the product remains suspended pending finalization of the report. In Europe, growth in premiums and other considerations was driven by the growing block of U.K. single premium investment-oriented products and the positive effect of foreign exchange rates. The growth in net investment income was due to growth in underlying invested assets and higher partnership income. Life insurance operating income declined in 2007 compared to 2006 due to net realized capital losses, compared to net realized capital gains in 2006. In addition, 2007 operating income was negatively affected by a $115 million charge related to changes in actuarial estimates, higher incurred policyholder benefits of $36 million related to a closed block of Japanese business with guaranteed benefits and $23 million of additional claim expense related to the claims review in Japan. Operating income in 2006 included the effect of an out of period UCITS adjustment, which increased both net investment income and operating income by $29 million.

Personal accident premiums and other considerations grew modestly as strong growth in Europe was offset by lower growth in Japan, particularly from the direct marketing distribution channel. Net investment income increased in 2007 compared to 2006 primarily due to growth in invested assets. Operating income declined in 2007 compared to 2006 due to a net realized capital loss, a $42 million charge related to changes in actuarial estimates, $42 million of additional claim expense related to the claims review in Japan and $20 million of additional expenses related to SOP 05-1.

Group products premiums and other considerations in 2007 increased significantly compared to 2006 primarily due to the growing credit business in Europe. Net investment income increased in 2007 compared to 2006, primarily due to higher assets under management related to the Brazil pension business. Operating income in 2007 declined compared to 2006 primarily due to $19 million of additional expenses related to SOP 05-1 and lower net realized capital gains.

Individual fixed annuity deposits improved in 2007 primarily due to sales in the U.K. and were partially offset by declining sales in Japan due to the effect of a weak Japanese Yen for most of the year as well as the market shift to variable annuity products. Assets under management, however, continued to grow. Individual fixed annuities premiums and other considerations growth reflects a shift to front-end load products and higher surrender charges from U.S. dollar products in Japan where a weak Japanese Yen makes it attractive for certain policyholders to lock-in foreign exchange gains in excess of surrender charges. Surrender charges were $151 million and $98 million in 2007 and 2006, respectively. Net investment income increased due to higher average investment yields and higher levels of assets under management. Operating income declined in 2007 compared to 2006 due to realized capital losses in 2007 versus realized capital gains in 2006.

Individual variable annuity deposits in 2007 declined compared to 2006 due to the effect of tax law changes in Europe that reduced tax benefits to policyholders, and lower sales in Japan due to increased competition and the introduction of a new law that increased sales compliance and customer suitability requirements. Variable annuity sales in Japan began to improve in the fourth quarter of 2007 as a new product, launched mid-year in 2007, gained acceptance and banks became more comfortable with the new law. The fees generated from the higher levels of assets under management increased premiums and other considerations in 2007 compared to 2006. Net investment income increased due to higher policyholder trading gains in 2007 compared to 2006. Operating income declined in 2007 compared to 2006 primarily due to $150 million of trading account losses on certain investment-linked products in the U.K. and net realized capital losses.

2006 and 2005 Comparison

Total revenues for Japan and Other increased in 2006 compared to 2005. Premiums and other considerations growth rates were dampened by the effect of foreign exchange, most notably by the weakening of the Japanese Yen. Net investment income in 2006 declined compared to 2005 due to lower policyholder trading gains in the individual variable annuity line. Total revenues in 2006 increased compared to 2005 due to realized capital gains relating primarily to derivative instruments for transactions that did not qualify for hedge accounting treatment under FAS 133. Operating income in 2006 increased compared to 2005 due to growth in the underlying retirement services businesses and realized capital gains of $406 million. Operating income in 2006 included the effect of an out of period UCITS adjustment which increased net investment income and operating income by $32 million. Operating income in 2006 was negatively affected by the weakening of the Japanese Yen against the U.S. dollar and the continued runoff of the older, higher margin in-force businesses of AIG Star Life and AIG Edison Life.

Asia Results

Asia results on a sub-product basis for 2007, 2006 and 2005 were as follows:

(in millions)	Premiums and Other Considerations	Net Investment Income	Net Realized Capital Gains (Losses)	Total Revenues	Operating Income (Loss)
2007					
Life insurance	**$11,631**	**$5,360**	**$177**	**$17,168**	**$2,705**
Personal accident	**1,869**	**150**	**(2)**	**2,017**	**386**
Group products	**661**	**127**	**(77)**	**711**	**13**
Individual fixed annuities	**52**	**123**	**10**	**185**	**48**
Individual variable annuities	**1**	**6**	**(1)**	**6**	**1**
Total	**$14,214**	**$5,766**	**$107**	**$20,087**	**$3,153**
2006					
Life insurance[(a)]	$10,949	$4,188	$258	$15,395	$2,516
Personal accident	1,561	123	6	1,690	337
Group products	486	107	34	627	178
Individual fixed annuities	63	97	3	163	27
Individual variable annuities	1	4	—	5	2
Total	$13,060	$4,519	$301	$17,880	$3,060
2005					
Life insurance	$10,779	$3,056	$146	$13,981	$1,907
Personal accident	1,214	118	(15)	1,317	241
Group products	452	78	25	555	131
Individual fixed annuities	69	56	—	125	8
Individual variable annuities	—	4	—	4	(1)
Total	$12,514	$3,312	$156	$15,982	$2,286
Percentage Increase/(Decrease) 2007 vs. 2006:					
Life insurance	6%	28%	(31)%	12%	8%
Personal accident	20	22	—	19	15
Group products	36	19	—	13	(93)
Individual fixed annuities	(17)	27	233	13	78
Individual variable annuities	—	50	—	20	(50)
Total	9%	28%	(64)%	12%	3%
Percentage Increase/(Decrease) 2006 vs. 2005:					
Life insurance	2%	37%	77%	10%	32%
Personal accident	29	4	—	28	40
Group products	8	37	36	13	36
Individual fixed annuities	(9)	73	—	30	238
Individual variable annuities	—	—	—	25	—
Total	4%	36%	93%	12%	34%

(a) Includes the effect of an out of period UCITS adjustment in 2006, which increased net investment income and operating income by $208 million and $137 million, respectively.

2007 and 2006 Comparison

Total revenues in Asia in 2007 increased compared to 2006 primarily due to higher premiums and other considerations and net investment income, partially offset by lower net realized capital gains. Premiums and other considerations increased in 2007 compared to 2006, notwithstanding a continued trend toward investment-oriented products where only a portion of policy charges are reported as premiums. Sales of investment-oriented life products have been particularly strong in Hong Kong, Korea and Singapore and more recently in Taiwan. Net investment income grew due to higher policyholder trading gains, higher partnership and unit investment trust income and growth in underlying invested assets. Net realized capital gains in 2007 were lower compared to 2006 due to an increase in other-than-temporary impairment charges and the change in fair value of derivatives that do not qualify for hedge accounting treatment under FAS 133, partially offset by a positive out-of-period adjustment of $158 million related to foreign exchange remediation activities. Operating income in 2007 increased compared to 2006. Operating income in 2007 included a $370 million positive effect of changes in actuarial estimates along with higher partnership and UCITS income, partially offset by lower net realized capital gains and a $118 million charge related to remediation activity. Operating income in 2006 included an increase of $137 million from an out of period adjustment related to UCITS. In addition, operating income in 2006 included the positive effect of out of period reductions in participating policyholder dividend reserves of $163 million, primarily as a result of tax remediation adjustments and a correction to expense allocations between participating and non-participating accounts.

Life insurance premiums and other considerations in 2007 reflected a moderate increase compared to 2006, benefiting from improved sales in Thailand and the favorable effect of foreign exchange rates, partially offset by the shift in product mix from traditional life insurance products to investment-oriented products. Net investment income grew in 2007 compared to 2006 due primarily to higher policyholder trading gains, the growth in the underlying invested assets and higher partnership income. Operating income increased in 2007 compared to 2006 due to a $322 million positive effect of changes in actuarial estimates, partially offset by an $86 million charge related to remediation activity. Operating income in 2006 included the effect of the out of period UCITS adjustment and reduction in participating policyholder dividend reserves discussed above.

Personal accident revenues grew in 2007 compared to 2006 primarily due to higher premiums and other considerations, particularly in Korea and Taiwan. Operating income reflects the combined effect of premium growth and stable loss ratios and a $51 million positive effect related to changes in actuarial estimates in 2007.

Group products premiums and other considerations grew in 2007 compared to 2006 due to higher pension management fees and sales. However, operating income declined in 2007 compared to 2006, primarily due to net realized capital losses resulting from other-than-temporary impairment charges, a $29 million charge related to remediation activity and higher DAC amortization expense.

Individual fixed annuities total revenues grew in 2007 compared to 2006 due primarily to higher net investment income and increased net realized capital gains. Deposits in 2007 declined compared to 2006 due to increased competition and a market shift to variable life products, particularly in Korea.

2006 and 2005 Comparison

Revenues for Asia grew in 2006 compared to 2005. Premiums and other considerations in 2006 were negatively affected by the trend towards investment-oriented products as only a portion of the policy charges collected are reported as premiums. Net investment income in 2006 grew compared to 2005 due to higher policyholder trading gains. Net realized capital gains were significantly higher in 2006 compared to 2005 relating primarily to derivative instruments for transactions that do not qualify for hedge accounting treatment under FAS 133. Revenues and operating income in 2006 included increases of $208 million and $137 million, respectively, from out of period adjustments related to UCITS. In addition, operating income in 2006 increased due to a $163 million out of period adjustment related to participating policyholder dividend reserves primarily as a result of tax remediation adjustments and a correction to expense allocations between participating and non-participating accounts.

Domestic Life Insurance Results

Domestic Life Insurance results, presented on a sub-product basis for 2007, 2006 and 2005, were as follows:

(in millions)	Premiums and Other Considerations	Net Investment Income	Net Realized Capital Gains (Losses)	Total Revenues	Operating Income (Loss)
2007					
Life insurance	**$ 2,352**	**$ 1,528**	**$ (584)**	**$ 3,296**	**$ 226**
Home service	**767**	**640**	**(100)**	**1,307**	**216**
Group life/health	**842**	**200**	**(16)**	**1,026**	**67**
Payout annuities[(a)]	**1,820**	**1,153**	**(67)**	**2,906**	**74**
Individual fixed and runoff annuities	**55**	**474**	**(36)**	**493**	**59**
Total	**$ 5,836**	**$ 3,995**	**$ (803)**	**$ 9,028**	**$ 642**
2006					
Life insurance	$ 2,127	$ 1,377	$ (83)	$ 3,421	$ 654
Home service	790	630	(38)	1,382	282
Group life/health	995	213	(8)	1,200	(159)
Payout annuities[(a)]	1,582	1,004	(51)	2,535	76
Individual fixed and runoff annuities	49	554	(35)	568	64
Total	$ 5,543	$ 3,778	$ (215)	$ 9,106	$ 917

Management's Discussion and Analysis of Financial Condition and Results of Operations *Continued*

(in millions)	Premiums and Other Considerations	Net Investment Income	Net Realized Capital Gains (Losses)	Total Revenues	Operating Income (Loss)
2005					
Life insurance	$ 2,041	$ 1,352	$ 98	$ 3,491	$ 874
Home service	801	605	(2)	1,404	282
Group life/health	1,079	201	(1)	1,279	69
Payout annuities[(a)]	1,473	912	(34)	2,351	128
Individual fixed and runoff annuities	53	663	(26)	690	142
Total	$ 5,447	$ 3,733	$ 35	$ 9,215	$ 1,495
Percentage Increase/(Decrease) 2007 vs. 2006:					
Life insurance	11%	11%	—%	(4)%	(65)%
Home service	(3)	2	—	(5)	(23)
Group life/health	(15)	(6)	—	(15)	—
Payout annuities	15	15	—	15	(3)
Individual fixed and runoff annuities	12	(14)	—	(13)	(8)
Total	5%	6%	—%	(1)%	(30)%
Percentage Increase/(Decrease) 2006 vs. 2005:					
Life insurance	4%	2%	—%	(2)%	(25)%
Home service	(1)	4	—	(2)	—
Group life/health	(8)	6	—	(6)	—
Payout annuities	7	10	—	8	(41)
Individual fixed and runoff annuities	(8)	(16)	—	(18)	(55)
Total	2%	1%	—%	(1)%	(39)%

(a) Premiums and other considerations include structured settlements, single premium immediate annuities and terminal funding annuities.

2007 and 2006 Comparison

Total Domestic Life Insurance revenues in 2007 decreased compared to 2006 primarily due to higher net realized capital losses, partially offset by higher premiums and other considerations and net investment income. Domestic Life Insurance premiums and other considerations increased in 2007 compared to 2006 primarily due to the growth in life insurance business in force and payout annuity premiums, which were partially offset by a decline in group life/health premiums due to exiting the financial institutions credit life business at the end of 2006. Domestic Life Insurance operating income decreased in 2007 compared to 2006, primarily due to higher net realized capital losses which consisted of losses related to sales of securities, other-than-temporary impairment writedowns of fixed income securities as well as derivative losses. The higher net realized capital losses in 2007 were partially offset by increases in premiums and other considerations and net investment income, and an improvement in group life/health results compared to 2006, which included a $125 million charge related to the Superior National workers compensation arbitration, a $66 million loss related to the exit from the financial institutions credit life business and a $55 million charge related to litigation reserves. Changes in actuarial estimates, including DAC unlockings and refinements in estimates resulting from actuarial valuation system enhancements, resulted in a net decrease in operating income of $52 million in 2007. Operating income in 2007 was also negatively affected by a $67 million increase in DAC amortization related to SOP 05-1, which was partially offset by a $52 million decrease in policy benefits due to additional reinsurance recoveries associated with Superior National.

Life insurance premiums and other considerations increased in 2007 compared to 2006 driven by growth in life insurance business in force and increased policyholder charges related to universal life and whole life products. Net investment income in 2007 compared to 2006 increased due to higher partnership income, higher call and tender income and positive changes from foreign denominated emerging market bonds. Life insurance operating income decreased in 2007 compared to 2006 primarily due to higher net realized capital losses and higher mortality in 2007, although mortality is still within expected ranges. In addition, operating income in 2007 included a $25 million increase in reserves related to changes in actuarial estimates and an $11 million increase in DAC amortization related to SOP 05-1.

Home service premiums and other considerations declined in 2007 compared to 2006 as the reduction in premiums in force from normal lapses and maturities exceeded sales growth. Net investment income in 2007 increased slightly compared to 2006 due to higher partnership income and positive changes from foreign denominated emerging market bonds. Home service operating income decreased largely due to higher net realized capital losses and an $11 million increase in DAC amortization related to SOP 05-1, partially offset by continued improvement in profit margins.

Group life/health premiums and other considerations in 2007 declined compared to 2006, primarily due to the exit from the financial institutions credit life business at the end of 2006 and tightened pricing and underwriting in the group employer product lines. Group life/health operating income increased in 2007 compared to 2006. Operating income in 2007 included a $52 million decrease in policy benefits from additional reinsurance recoveries associated with Superior National, offset by an increase of $45 million in DAC amortization related to SOP 05-1. The operating loss in 2006 included a $125 million charge resulting from the loss of the Superior National arbitration, a $66 million loss related to exiting the financial institutions credit business and a $25 million charge for litigation reserves.

Payout annuities premiums and other considerations increased in 2007 compared to 2006 reflecting increased sales of structured settlements and terminal funding annuities. Net investment income increased in 2007 reflecting growth in insurance reserves and an increase in call and tender income on fixed income securities. Payout annuities operating income decreased slightly in 2007 as growth in the business was more than offset by higher net realized capital losses and by a $30 million out of period adjustment to increase group annuity reserves for payout annuities. Operating income in 2006 included a $24 million increase in reserves as various methodologies and assumptions were enhanced for payout annuity reserves.

Individual fixed and runoff annuities net investment income and operating income decreased in 2007 compared to 2006 reflecting declining insurance reserves. Operating income in 2006 included $30 million of increased amortization due to DAC unlocking to reflect lower in-force amounts.

2006 and 2005 Comparison

Premiums and other considerations for Domestic Life Insurance increased in 2006 compared to 2005 and were primarily driven by growth in the life insurance business in-force and payout annuity premiums, partially offset by declining in-force business in the home service and group life/health lines. Domestic Life Insurance operating income declined in 2006 compared to 2005 due to net realized capital losses and several significant transactions described below in 2006, partially offset by continued growth in life insurance and payout annuity business. Operating income in 2006 included a $125 million charge resulting from the loss of the Superior National arbitration and a $66 million loss related to exiting the financial institutions credit business both within the group life/health business. In addition, Domestic Life Insurance operating income was negatively affected by $55 million in litigation accruals, an increase in reserves of $24 million related to various methodologies and assumptions which were enhanced in the payout annuity business and a DAC unlocking charge of $30 million in the individual fixed and runoff annuities line to reflect lower in-force amounts.

The following table reflects Domestic Life Insurance periodic premium sales by product for 2007, 2006 and 2005:

(in millions)	**2007**	2006	2005	Percentage Increase/(Decrease) 2007 vs. 2006	2006 vs. 2005
Periodic Premium Sales By Product*:					
Universal life	**$230**	$334	$271	(31)%	23%
Variable universal life	**55**	56	44	(2)	27
Term life	**219**	240	229	(9)	5
Whole life/other	**9**	13	10	(31)	30
Total	**$513**	$643	$554	(20)%	16%

* *Periodic premium represents premium from new business expected to be collected over a one-year period.*

2007 and 2006 Comparison

Domestic Life Insurance periodic premium sales declined in 2007 compared to 2006 primarily as a result of the repricing of certain universal life and term products and the tightening of underwriting standards during the second half of 2006. In the second half of 2007, AIG experienced positive sales growth in indexed universal life products and the sale of a large private placement variable universal life case.

2006 and 2005 Comparison

Domestic Life Insurance periodic premium sales increased in 2006 compared to 2005 primarily reflecting growth in the independent distribution platform. During the second half of 2006, certain universal life products were re-priced and underwriting standards were tightened.

Domestic Retirement Services Results

Domestic Retirement Services results, presented on a sub-product basis for 2007, 2006 and 2005 were as follows:

(in millions)	Premiums and Other Considerations	Net Investment Income	Net Realized Capital Gains (Losses)	Total Revenues	Operating Income
2007					
Group retirement products	**$ 446**	**$2,280**	**$ (451)**	**$ 2,275**	**$ 696**
Individual fixed annuities	**96**	**3,664**	**(829)**	**2,931**	**530**
Individual variable annuities	**627**	**166**	**(45)**	**748**	**122**
Individual annuities — runoff*	**21**	**387**	**(83)**	**325**	**(1)**
Total	**$1,190**	**$6,497**	**$(1,408)**	**$ 6,279**	**$1,347**
2006					
Group retirement products	$ 386	$2,279	$ (144)	$ 2,521	$1,017
Individual fixed annuities	122	3,581	(257)	3,446	1,036
Individual variable annuities	531	202	5	738	193
Individual annuities — runoff*	18	426	(8)	436	77
Total	$1,057	$6,488	$ (404)	$ 7,141	$2,323
2005					
Group retirement products	$ 351	$2,233	$ (67)	$ 2,517	$1,055
Individual fixed annuities	97	3,346	(214)	3,229	858
Individual variable annuities	467	217	4	688	189
Individual annuities — runoff*	22	430	—	452	62
Total	$ 937	$6,226	$ (277)	$ 6,886	$2,164
Percentage Increase/(Decrease) 2007 vs. 2006:					
Group retirement products	16%	—%	—%	(10)%	(32)%
Individual fixed annuities	(21)	2	—	(15)	(49)
Individual variable annuities	18	(18)	—	1	(37)
Individual annuities — runoff	17	(9)	—	(25)	—
Total	13%	—%	—%	(12)%	(42)%
Percentage Increase/(Decrease) 2006 vs. 2005:					
Group retirement products	10%	2%	—%	—%	(4)%
Individual fixed annuities	26	7	—	7	21
Individual variable annuities	14	(7)	25	7	2
Individual annuities — runoff	(18)	(1)	—	(4)	24
Total	13%	4%	—%	4%	7%

* *Primarily represents runoff annuity business sold through discontinued distribution relationships.*

2007 and 2006 Comparison

Total revenues and operating income for Domestic Retirement Services declined in 2007 compared to 2006 primarily due to increased net realized capital losses. Net realized capital losses for Domestic Retirement Services increased due to higher other-than-temporary impairment charges of $1.2 billion in 2007 compared to $368 million in 2006 and sales to reposition assets in certain investment portfolios for both group retirement products and individual fixed annuities, as well as from changes in the value of certain individual variable annuity product guarantees and related hedges associated with living benefit features. Changes in actuarial estimates, including DAC unlockings and refinements to estimates resulting from actuarial valuation system enhancements, resulted in a net decrease to operating income of $112 million in 2007.

Group retirement products operating income in 2007 decreased compared to 2006 primarily as a result of increased net realized capital losses due to higher other-than-temporary impairment charges and an increase in DAC amortization related to both an increase in surrenders and to policy changes adding guaranteed minimum withdrawal benefit riders to existing contracts. Operating income was also negatively affected in 2007 by an $18 million adjustment, primarily reflecting changes in actuarial estimates from the conversion to a new valuation system. These were partially offset by higher variable annuity fees which resulted from an increase in separate account assets compared to 2006.

Individual fixed annuities operating income in 2007 decreased compared to 2006 as a result of net realized capital losses due to higher other-than-temporary impairment charges partially offset by increases in partnership income. The decline in operating income also reflected higher DAC amortization and sales inducement costs related to increased surrenders and a $33 million charge reflecting changes in actuarial estimates from the conversion to a new valuation system, as well as unlocking future assumptions and experience updates.

Individual variable annuities operating income decreased in 2007 compared to 2006 largely due to an increase in DAC amortization and sales inducement costs related to a $61 million adjustment reflecting changes in actuarial estimates. Net realized capital losses increased due to changes in the value of certain annuity product guarantees and related hedges associated with living benefit features and higher other-than-temporary impairment charges.

2006 and 2005 Comparison

Total Domestic Retirement Services operating income increased in 2006 compared to 2005 principally due to higher partnership and yield enhancement income in the individual fixed annuity product line. Group retirement products total revenues were flat in 2006 as improvements in partnership income and variable annuity fees were offset by increased net realized capital losses. The flat revenues, coupled with higher amortization of deferred acquisition costs related to internal replacements of existing contracts into new contracts, resulted in a decrease in group retirement operating income. Individual variable annuity total revenues increased in 2006, primarily driven by higher variable annuity fees resulting from an increase in assets under management. Partially offsetting these higher fees was an increase in DAC amortization resulting from increased surrender activity in the first half of 2006. In 2006, the individual annuities-runoff operating income increased, even though the underlying reserves decreased due to increased net spreads as a result of higher investment yields partially offset by increased realized capital losses.

The following table presents the account value roll forward for Domestic Retirement Services by product for 2007 and 2006:

(in millions)	2007	2006
Group retirement products		
Balance at beginning of year	**$64,357**	$59,312
Deposits — annuities	**5,898**	5,464
Deposits — mutual funds	**1,633**	1,361
Total Deposits	**7,531**	6,825
Surrenders and other withdrawals	**(6,551)**	(6,106)
Death benefits	**(262)**	(252)
Net inflows (outflows)	**718**	467
Change in fair value of underlying investments, interest credited, net of fees	**3,034**	4,578
Balance at end of year	**$68,109**	$64,357

(in millions)	2007	2006
Individual fixed annuities		
Balance at beginning of year	**$ 52,685**	$ 53,331
Deposits	**5,085**	5,331
Surrenders and other withdrawals	**(7,565)**	(6,379)
Death benefits	**(1,667)**	(1,649)
Net inflows (outflows)	**(4,147)**	(2,697)
Change in fair value of underlying investments, interest credited, net of fees	**1,970**	2,051
Balance at end of year	**$ 50,508**	$ 52,685
Individual variable annuities		
Balance at beginning of year	**$ 31,093**	$ 28,267
Deposits	**4,472**	4,266
Surrenders and other withdrawals	**(4,158)**	(3,894)
Death benefits	**(497)**	(486)
Net inflows (outflows)	**(183)**	(114)
Change in fair value of underlying investments, interest credited, net of fees	**2,198**	2,940
Balance at end of year	**$ 33,108**	$ 31,093
Total Domestic Retirement Services		
Balance at beginning of year	**$148,135**	$140,910
Deposits	**17,088**	16,422
Surrenders and other withdrawals	**(18,274)**	(16,379)
Death benefits	**(2,426)**	(2,387)
Net inflows (outflows)	**(3,612)**	(2,344)
Change in fair value of underlying investments, interest credited, net of fees	**7,202**	9,569
Balance at end of year, excluding runoff	**151,725**	148,135
Individual annuities runoff	**5,690**	6,326
Balance at end of year	**$157,415**	$154,461
General and separate account reserves and mutual funds		
General account reserve	**$ 88,801**	$ 92,070
Separate account reserve	**60,461**	55,988
Total general and separate account reserves	**149,262**	148,058
Group retirement mutual funds	**8,153**	6,403
Total reserves and mutual funds	**$157,415**	$154,461

2007 and 2006 Comparison

Domestic Retirement Services deposits increased in 2007 compared to 2006 primarily reflecting higher deposits in group retirement products and individual variable annuities, partially offset by a decrease in individual fixed annuities. Group retirement deposits increased 10 percent in 2007 compared to 2006 as a result of an increased focus on sales management and acquiring outside deposits. Mutual funds deposits increased 20 percent while group annuity deposits increased 8 percent. Over time,

Management's Discussion and Analysis of Financial Condition and Results of Operations *Continued*

growth in lower margin mutual fund products relative to annuity products will result in a gradual reduction in overall profit margins of this business. Individual fixed annuity sales continued to face increased competition from bank deposit products and money market funds offering very competitive short-term rates in the current yield curve environment, and as a result deposits decreased 5 percent in 2007 compared to 2006. Individual variable annuity deposits increased 5 percent in 2007 compared to 2006 despite the discontinuation of a major bank proprietary product.

Domestic Retirement Services surrenders and other withdrawals increased in 2007 compared to 2006. The increase primarily reflects higher surrenders in both group retirement products and individual fixed annuities. Group retirement surrenders increased as a result of both normal maturing of the business and higher large group surrenders in 2007 compared to 2006. Individual fixed annuity surrenders and withdrawals increased in 2007 due to both an increasing number of policies coming out of their surrender charge period and increased competition from bank deposit products. AIG expects this trend to continue into 2008 as a significant amount of business comes out of its surrender charge period.

The following table presents Domestic Retirement Services reserves by surrender charge category and surrender rates as of December 31, 2007 and 2006:

2007 *(in millions)*	Group Retirement Products*	Individual Fixed Annuities	Individual Variable Annuities
No surrender charge	**$49,770**	**$11,316**	**$13,014**
0% – 2%	**3,284**	**3,534**	**5,381**
Greater than 2% – 4%	**3,757**	**7,310**	**5,133**
Greater than 4%	**2,280**	**24,956**	**9,492**
Non-Surrenderable	**865**	**3,392**	**88**
Total Reserves	**$59,956**	**$50,508**	**$33,108**
Surrender rates	**9.8%**	**14.6%**	**12.8%**

2006 *(in millions)*	Group Retirement Products*	Individual Fixed Annuities	Individual Variable Annuities
No surrender charge	$42,741	$10,187	$11,467
0% – 2%	6,921	4,503	4,869
Greater than 2% – 4%	4,573	6,422	4,830
Greater than 4%	2,842	28,109	9,836
Non-Surrenderable	877	3,464	91
Total Reserves	$57,954	$52,685	$31,093
Surrender rates	9.9%	12.0%	13.3%

* *Excludes mutual funds of $8.2 billion and $6.4 billion in 2007 and 2006, respectively.*

Surrender rates increased for individual fixed annuities, while group retirement surrender rates decreased slightly in 2007 compared to 2006. Although group retirement surrenders increased compared to 2006, the surrender rate decreased slightly as a result of a 6 percent increase in reserves. The increase in the surrender rate for individual fixed annuities continues to be driven by a relatively flat yield curve and the general aging of the in-force block; however, less than 23 percent of the individual fixed annuity reserves as of December 31, 2007 were available for surrender without charge. Individual variable annuities surrender rates were slightly lower in 2007 compared to 2006.

An increase in the level of surrenders in any of these businesses or in the individual fixed annuities runoff block could accelerate the amortization of DAC and negatively affect fee income earned on assets under management.

Higher surrenders in the group retirement and individual fixed annuity blocks, offset somewhat by increased deposits in group retirement, resulted in negative net flows in 2007. The continuation of the current interest rate and competitive environment would prolong this trend.

Life Insurance & Retirement Services Net Investment Income and Net Realized Capital Gains (Losses)

The following table summarizes the components of net investment income for the years ended December 31, 2007, 2006 and 2005:

(in millions)	2007	2006	2005
Foreign Life Insurance & Retirement Services:			
Fixed maturities, including short-term investments	**$ 7,846**	$ 6,820	$6,059
Equity securities	**135**	80	51
Interest on mortgage and other loans	**466**	454	447
Partnership income	**128**	94	57
Unit investment trusts[(a)]	**439**	259	4
Other[(b)]	**275**	301	357
Total investment income before policyholder income and trading gains	**9,289**	8,008	6,975
Policyholder investment income and trading gains [(c)]	**2,899**	2,017	2,021
Total investment income	**12,188**	10,025	8,996
Investment expenses	**339**	267	278
Net investment income	**$11,849**	$ 9,758	$8,718
Domestic Life Insurance:			
Fixed maturities, including short-term investments	**$ 3,528**	$ 3,444	$3,481
Equity securities	**(4)**	(6)	(3)
Interest on mortgage and other loans	**418**	349	327
Partnership income — excluding Synfuels	**123**	80	135
Partnership loss — Synfuels	**(101)**	(107)	(143)
Unit investment trusts	**3**	5	—
Other[(b)]	**77**	67	(4)
Total investment income before policyholder income and trading gains	**4,044**	3,832	3,793
Policyholder investment income and trading gains[(c)]	**4**	—	—
Total investment income	**4,048**	3,832	3,793
Investment expenses	**53**	54	60
Net investment income	**$ 3,995**	$ 3,778	$3,733
Domestic Retirement Services:			
Fixed maturities, including short-term investments	**$ 5,376**	$ 5,645	$5,579
Equity securities	**30**	38	13
Interest on mortgage and other loans	**539**	449	401
Partnership income	**572**	425	224
Other[(b)]	**42**	(18)	60
Total investment income	**6,559**	6,539	6,277
Investment expenses	**62**	51	51
Net investment income	**$ 6,497**	$ 6,488	$6,226

(in millions)	2007	2006	2005
Total:			
Fixed maturities, including short-term investments	**$16,750**	$15,909	$15,119
Equity securities	**161**	112	61
Interest on mortgage and other loans	**1,423**	1,252	1,175
Partnership income — excluding Synfuels	**823**	599	416
Partnership loss — Synfuels	**(101)**	(107)	(143)
Unit investment trusts[(a)]	**442**	264	4
Other[(b)]	**394**	350	413
Total investment income before policyholder income and trading gains	**19,892**	18,379	17,045
Policyholder investment income and trading gains[(c)]	**2,903**	2,017	2,021
Total investment income	**22,795**	20,396	19,066
Investment expenses	**454**	372	389
Net investment income[(d)]	**$22,341**	$20,024	$18,677

(a) Includes the effect of an out of period UCITS adjustment in 2006, which increased net investment income by $240 million and operating income by $169 million.

(b) Includes real estate income, income on non-partnership invested assets, securities lending and Foreign Life Insurance & Retirement Services' equal share of the results of AIG Credit Card Company (Taiwan).

(c) Relates principally to assets held in various trading securities accounts that do not qualify for separate account treatment under SOP 03-1. These amounts are principally offset by an equal change included in incurred policy losses and benefits.

(d) Includes call and tender income.

2007 and 2006 Comparison

Net investment income increased $2.3 billion, or 12 percent in 2007 compared to 2006 as the invested asset base grew for fixed maturities, equity securities and mortgage and other loans. In addition, yield enhancement activity increased compared to 2006. Net investment income from UCITS in 2006 included a $240 million out of period increase. Policyholder trading gains increased in 2007 compared to 2006 principally due to an increase in assets under management, partially offset by trading account losses of $150 million on certain investment-linked products in the U.K. Net investment income for certain operations include investments in structured notes linked to emerging market sovereign debt that incorporates both interest rate risk and currency risk. These investments generated income of $45 million in 2007 compared to losses of $8 million in 2006. In addition, period to period comparisons of investment income for some investment activities, particularly partnership income, are affected by yield enhancement activity. See Invested Assets for further information.

AIG generates income tax credits as a result of investing in synthetic fuel production (synfuels) related to the partnership income (loss) shown in the above table and records those benefits separately from segment operating results in its consolidated provision for income taxes. The amounts of those income tax credits were $84 million, $127 million and $203 million for 2007, 2006 and 2005, respectively. These tax credits will no longer be generated after December 31, 2007. Synfuel production has ceased and the investments have been fully written off as of December 31, 2007.

2006 and 2005 Comparison

Net investment income increased 7 percent in 2006 compared to 2005 as income from fixed maturities, equity securities and mortgage and other loans income rose as the underlying invested asset base grew. Net investment income in 2006 also included the out of period increase relating to UCITS of $240 million.

The following table summarizes net realized capital gains (losses) for Life Insurance & Retirement Services by major category for the years ended December 31, 2007, 2006 and 2005:

(in millions)	**2007**	2006	2005
Foreign Life Insurance & Retirement Services:			
Sales of fixed maturities	**$ (187)**	$(209)	$ 191
Sales of equity securities	**697**	459	281
Other:			
Other-than-temporary impairments[(a)]	**(1,026)**	(81)	(39)
Foreign exchange transactions[(b)]	**435**	106	40
Derivatives instruments	**(135)**	276	(599)
Other[(c)]	**29**	156	210
Total Foreign Life Insurance & Retirement Services	**$ (187)**	$ 707	$ 84
Domestic Life Insurance:			
Sales of fixed maturities	**$ (114)**	$ (33)	$ 65
Sales of equity securities	**5**	17	18
Other:			
Other-than-temporary impairments[(a)]	**(585)**	(192)	(119)
Foreign exchange transactions	**11**	(6)	11
Derivatives instruments	**(186)**	25	65
Other	**66**	(26)	(5)
Total Domestic Life Insurance	**$ (803)**	$(215)	$ 35
Domestic Retirement Services:			
Sales of fixed maturities	**$ (192)**	$ 1	$(106)
Sales of equity securities	**29**	31	115
Other:			
Other-than-temporary impairments[(a)]	**(1,187)**	(368)	(267)
Foreign exchange transactions	**27**	(13)	—
Derivatives instruments	**(60)**	(33)	(12)
Other	**(25)**	(22)	(7)
Total Domestic Retirement Services	**$ (1,408)**	$(404)	$(277)
Total:			
Sales of fixed maturities	**$ (493)**	$(241)	$ 150
Sales of equity securities	**731**	507	414
Other:			
Other-than-temporary impairments[(a)]	**(2,798)**	(641)	(425)
Foreign exchange transactions[(b)]	**473**	87	51
Derivatives instruments	**(381)**	268	(546)
Other[(c)]	**70**	108	198
Total	**$ (2,398)**	$ 88	$(158)

(a) See Invested Assets — Other-than-temporary impairments for additional information.

(b) Includes a positive out-of-period adjustment of $158 million in 2007 related to foreign exchange remediation activities.

(c) Includes gains (losses) of $(16) million, $88 million and $109 million in 2007, 2006 and 2005, respectively, allocated to participating policyholders.

2007 and 2006 Comparison

Net realized capital gains (losses) include normal portfolio transactions as well as derivative gains (losses) for transactions that did not qualify for hedge accounting treatment under FAS 133, foreign exchange gains and losses and other-than-temporary impairments. In 2007, Life Insurance & Retirement Services operations recorded $2.8 billion of other-than-temporary impairment charges compared to $641 million in 2006. For Foreign Life Insurance & Retirement Services operations, these losses were related to both the decline in value of U.S. dollar bonds held in Thailand and Singapore, which reflects the depreciation of the U.S. dollar against local currencies, and impairments due, in part, to the recent volatility in the securities markets. Net realized capital losses in the Foreign Life Insurance & Retirement Services operations in 2007 included losses of $135 million related to derivatives that did not qualify for hedge accounting treatment under FAS 133 compared to a gain of $276 million in 2006. Derivatives in the Foreign Life Insurance & Retirement Services operations are primarily used to economically hedge cash flows related to U.S. dollar bonds back to the respective currency of the country, principally in Taiwan, Thailand and Singapore. The corresponding foreign exchange gain or loss with respect to the economically hedged bond is deferred in accumulated other comprehensive income until the bond is sold or deemed to be other-than-temporarily impaired.

For the Domestic Life Insurance and Domestic Retirement Services operations, the higher net realized capital losses resulted principally from other-than-temporary impairment charges of $1.8 billion in 2007 compared to $560 million in 2006 and from the sale of securities in 2007 to reposition assets in certain investment portfolios. Net realized capital losses in the Domestic Life Insurance operations in 2007 included losses of $186 million related to derivatives that did not qualify for hedge accounting treatment under FAS 133 compared to a gain of $25 million in 2006. Derivatives in the Domestic Life Insurance operations include affiliated interest rate swaps used to economically hedge cash flows on bonds and option contracts used to economically hedge cash flows on indexed annuity and universal life products. The corresponding gain or loss with respect to the economically hedged bond is deferred in accumulated other comprehensive income until the bond is sold, matures or deemed to be other-than-temporarily impaired. See Invested Assets — Valuation of Invested Assets — Portfolio Review herein.

2006 and 2005 Comparison

Net realized capital gains (losses) in 2006 improved $246 million compared to 2005 primarily due to gains on derivative instruments primarily used to economically hedge cash flows that did not qualify for hedge accounting treatment under FAS 133 and related primarily to the Foreign Life Insurance & Retirement Services operations.

Deferred Policy Acquisition Costs and Sales Inducement Assets

DAC for Life Insurance & Retirement Services products arises from the deferral of costs that vary with, and are directly related to, the acquisition of new or renewal business. Policy acquisition costs for life insurance products are generally deferred and amortized over the premium paying period in accordance with FAS 60. Policy acquisition costs that relate to universal life and investment-type products are deferred and amortized, with interest in relation to the incidence of estimated gross profits to be realized over the estimated lives of the contracts in accordance with FAS 97. Value of Business Acquired (VOBA) is determined at the time of acquisition and is reported on the consolidated balance sheet with DAC and amortized over the life of the business, similar to DAC. AIG offers sales inducements to contract holders (bonus interest) on certain annuity and investment contracts. Sales inducements are recognized as part of the liability for policyholders contract deposits on the consolidated balance sheet and are amortized over the life of the contract similar to DAC. Total deferred acquisition and sales inducement costs increased $549 million in 2007 compared to 2006 primarily due to higher production in the Foreign Life Insurance operations partially offset by lower Domestic Life Insurance & Retirement Services sales. Total amortization expense decreased $328 million compared to 2006. Annualized amortization expense levels in 2007 and 2006 were approximately 10 percent and 13 percent, respectively, of the opening DAC balance. The decline in amortization expense levels relates to changes in actuarial estimates, which is substantially offset by related adjustments to incurred policy losses and benefits.

The following table summarizes the major components of the changes in DAC/Value of Business Acquired (VOBA) and Sales Inducement Assets (SIA) for 2007 and 2006:

	2007			2006		
(in millions)	DAC/VOBA	SIA	Total	DAC/VOBA	SIA	Total
Foreign Life Insurance & Retirement Services						
Balance at beginning of year	**$21,153**	**$ 404**	**$21,557**	$17,638	$ 192	$17,830
Acquisition costs deferred	**5,640**	**241**	**5,881**	4,991	112	5,103
Amortization (charged) or credited to operating income:						
Related to net realized capital gains (losses)	**117**	**1**	**118**	5	(3)	2
Related to unlocking future assumptions	**(17)**	**(2)**	**(19)**	102	2	104
All other amortization[(a)]	**(1,979)**	**11**	**(1,968)**	(2,399)	(4)	(2,403)
Change in unrealized gains (losses) on securities	**301**	**16**	**317**	(132)	(6)	(138)
Increase due to foreign exchange	**831**	**10**	**841**	948	13	961
Other[(b)]	**129**	**—**	**129**	—	98	98
Balance at end of year[(a)]	**$26,175**	**$ 681**	**$26,856**	$21,153	$ 404	$21,557
Domestic Life Insurance						
Balance at beginning of year	**$ 6,006**	**$ 46**	**$ 6,052**	$ 5,184	$ 31	$ 5,215
Acquisition costs deferred	**895**	**15**	**910**	1,115	18	1,133
Amortization (charged) or credited to operating income:						
Related to net realized capital gains (losses)	**13**	**—**	**13**	23	—	23
Related to unlocking future assumptions	**6**	**(1)**	**5**	(42)	(1)	(43)
All other amortization[(a)]	**(671)**	**(7)**	**(678)**	(671)	(2)	(673)
Change in unrealized gains (losses) on securities	**162**	**—**	**162**	398	—	398
Increase (decrease) due to foreign exchange	**85**	**—**	**85**	(1)	—	(1)
Other[(b)]	**(64)**	**—**	**(64)**	—	—	—
Balance at end of year	**$ 6,432**	**$ 53**	**$ 6,485**	$ 6,006	$ 46	$ 6,052
Domestic Retirement Services						
Balance at beginning of year	**$ 5,651**	**$ 887**	**$ 6,538**	$ 5,284	$ 871	$ 6,155
Acquisition costs deferred	**741**	**201**	**942**	717	231	948
Amortization (charged) or credited to operating income:						
Related to net realized capital gains (losses)	**161**	**41**	**202**	62	19	81
Related to unlocking future assumptions	**(7)**	**(18)**	**(25)**	(3)	—	(3)
All other amortization[(a)]	**(990)**	**(174)**	**(1,164)**	(789)	(143)	(932)
Change in unrealized gains (losses) on securities	**282**	**54**	**336**	380	(91)	289
Balance at end of year	**$ 5,838**	**$ 991**	**$ 6,829**	$ 5,651	$ 887	$ 6,538
Total Life Insurance & Retirement Services						
Balance at beginning of year	**$32,810**	**$1,337**	**$34,147**	$28,106	$1,094	$29,200
Acquisition costs deferred	**7,276**	**457**	**7,733**	6,823	361	7,184
Amortization (charged) or credited to operating income:						
Related to net realized capital gains (losses)	**291**	**42**	**333**	90	16	106
Related to unlocking future assumptions	**(18)**	**(21)**	**(39)**	57	1	58
All other amortization[(a)]	**(3,640)**	**(170)**	**(3,810)**	(3,859)	(149)	(4,008)
Change in unrealized gains (losses) on securities	**745**	**70**	**815**	646	(97)	549
Increase due to foreign exchange	**916**	**10**	**926**	947	13	960
Other[(b)]	**65**	**—**	**65**	—	98	98
Balance at end of year	**$38,445**	**$1,725**	**$40,170**	$32,810	$1,337	$34,147

(a) In 2007, Foreign Life Insurance & Retirement Services includes lower amortization of $836 million related to changes in actuarial estimates, mostly offset in incurred policy losses and benefits. Domestic Retirement Services includes a higher amortization of $104 million related to changes in actuarial estimates.

(b) In 2007, includes $(118) million for the cumulative effect of adoption of SOP 05-1 and $189 million related to balance sheet reclassifications. In 2006, primarily represents a balance sheet reclassification.

Because AIG operates in various global markets, the estimated gross profits used to amortize DAC, VOBA and sales inducements can be subject to differing market returns and interest rate environments in any single period. The combination of market returns and interest rates may lead to acceleration of amortization in some products and regions and simultaneous deceleration of amortization in other products and regions.

DAC, VOBA and SIA for insurance-oriented, investment-oriented and retirement services products are reviewed for recoverability, which involves estimating the future profitability of current business. This review involves significant management judgment. If actual future profitability is substantially lower than estimated, AIG's DAC, VOBA and SIA may be subject to an impairment charge and AIG's results of operations could be significantly affected in such future periods.

Future Policy Benefit Reserves

Periodically, the net benefit reserves (policy benefit reserves less DAC) established for Life Insurance & Retirement Services companies are tested to ensure that, including consideration of future expected premium payments, they are adequate to provide for future policyholder benefit obligations. The assumptions used to perform the tests are current best-estimate assumptions as to policyholder mortality, morbidity, terminations, company maintenance expenses and invested asset returns. For long duration traditional business, a "lock-in" principle applies, whereby the assumptions used to calculate the benefit reserves and DAC are set when a policy is issued and do not change with changes in actual experience. These assumptions include margins for adverse deviation in the event that actual experience might deviate from these assumptions. For business in-force outside of North America, 45 percent of total policyholder benefit liabilities at December 31, 2007 resulted from traditional business where the lock-in principle applies. In most foreign locations, various guarantees are embedded in policies in force that may remain applicable for many decades into the future.

As experience changes over time, the best-estimate assumptions are updated to reflect the observed changes. Because of the long-term nature of many of AIG's liabilities subject to the lock-in principle, small changes in certain of the assumptions may cause large changes in the degree of reserve adequacy. In particular, changes in estimates of future invested asset return assumptions have a large effect on the degree of reserve adequacy.

During 2007, Life Insurance & Retirement Services continued its ongoing project to increase standardization of AIG's actuarial systems and processes throughout the world. In particular, there is an initiative within the Domestic Life Insurance & Retirement Services operations to consolidate the numerous actuarial valuation systems onto common platforms. This initiative began in 2006 and will continue into 2008. In the Foreign Life Insurance operations, actuarial reserves for certain blocks of business have been computed outside of the primary actuarial valuation systems and/or used methodologies that approximate amounts that would have been reported had these blocks of business been included in the primary actuarial valuation systems.

During 2007, Life Insurance & Retirement Services completed various system migrations, implemented more robust models for certain blocks of business and refined its method of approximation on any remaining blocks of business. The majority of these actions occurred in the fourth quarter of 2007 and any resulting changes in actuarial estimates were recorded in the fourth quarter of 2007 results of operations. The above changes in actuarial estimates, including unlockings, resulted in a net increase to operating income of $19 million during 2007. However, this net increase resulted from a number of items that had varying effects on the results of operations of certain operating units and lines of business. These adjustments resulted in an increase of $183 million in operating income for Foreign Life Insurance & Retirement Services and decreases in operating income of $52 million and $112 million for Domestic Life Insurance and Domestic Retirement Services, respectively. In addition, the related adjustments significantly affected both acquisition costs and incurred policy losses and benefits in the Consolidated Statement of Income due to reclassifications between DAC and future policy benefits reserves.

Taiwan

Beginning in 2000, the yield available on Taiwanese 10-year government bonds dropped from approximately 6 percent to 2.6 percent at December 31, 2007. Yields on most other invested assets have correspondingly dropped over the same period. Current sales are focused on products such as:

- variable separate account products which do not contain interest rate guarantees,
- participating products which contain very low implied interest rate guarantees, and
- accident and health policies and riders.

In developing the reserve adequacy analysis for Nan Shan, several key best estimate assumptions have been made:

- Observed historical mortality improvement trends have been projected to 2014;
- Morbidity, expense and termination rates have been updated to reflect recent experience;
- Taiwan government bond rates are expected to remain at current levels for 10 years and gradually increase to best estimate assumptions of a market consensus view of long-term interest rate expectations;
- Foreign assets are assumed to comprise 35 percent of invested assets, resulting in a composite long-term investment assumption of approximately 4.9 percent; and
- The currently permitted practice of offsetting positive mortality experience with negative interest margins, thus eliminating the need for mortality dividends, will continue.

Future results of the reserve adequacy tests will involve significant management judgment as to mortality, morbidity, expense and termination rates and investment yields. Adverse changes in these assumptions could accelerate DAC amortization and necessitate reserve strengthening.

Financial Services Operations

AIG's Financial Services subsidiaries engage in diversified activities including aircraft and equipment leasing, capital markets, consumer finance and insurance premium finance.

Financial Services Results

Financial Services results were as follows:

(in millions)	2007	2006	2005	Percentage Increase/(Decrease) 2007 vs. 2006	2006 vs. 2005
Revenues:					
Aircraft Leasing[(a)]	**$ 4,694**	$4,082	$ 3,668	15%	11%
Capital Markets[(b)]	**(9,979)**	(186)	3,260	—	—
Consumer Finance[(c)]	**3,655**	3,587	3,563	2	1
Other, including intercompany adjustments	**321**	294	186	9	58
Total	**$ (1,309)**	$7,777	$10,677	—%	(27)%
Operating income (loss):					
Aircraft Leasing[(a)]	**$ 873**	$ 578	$ 769	51%	(25)%
Capital Markets[(b)]	**(10,557)**	(873)	2,661	—	—
Consumer Finance[(c)]	**171**	668	922	(74)	(28)
Other, including intercompany adjustments	**(2)**	10	72	—	(86)
Total	**$ (9,515)**	$ 383	$ 4,424	—%	(91)%

(a) *Both revenues and operating income include gains (losses) from hedging activities that did not qualify for hedge accounting treatment under FAS 133, including the related foreign exchange gains and losses. In 2007, 2006 and 2005, the effect was $(37) million, $(73) million and $93 million, respectively. These amounts result primarily from interest rate and foreign currency derivatives that are effective economic hedges of borrowings. In the second quarter of 2007, ILFC began applying hedge accounting to most of its derivatives hedging interest rate and foreign exchange risks associated with its floating rate and foreign currency denominated borrowings.*

(b) *Revenues, shown net of interest expense of $4.6 billion, $3.2 billion and $3.0 billion in 2007, 2006 and 2005, respectively, were primarily from hedged financial positions entered into in connection with counterparty transactions. Both revenues and operating income include gains (losses) from hedging activities that did not qualify for hedge accounting treatment under FAS 133, including the related foreign exchange gains and losses. In 2007, 2006 and 2005, the effect was $211 million, $(1.8) billion and $2.0 billion, respectively. The year ended December 31, 2007 includes a $380 million out of period charge to reverse net gains recognized on transfers of available for sale securities among legal entities consolidated within AIGFP. The year ended December 31, 2006 includes an out of period charge of $223 million related to the remediation of the material weakness in internal control over the accounting for certain derivative transactions under FAS 133. In the first quarter of 2007, AIGFP began applying hedge accounting for certain of its interest rate swaps and foreign currency forward contracts hedging its investments and borrowings. In 2007, both revenues and operating income (loss) include an unrealized market valuation loss of $11.5 billion on AIGFP's super senior credit default swap portfolio and an other-than-temporary impairment charge of $643 million on AIGFP's available for sale investment securities recorded in other income.*

(c) *Both revenues and operating income include gains (losses) from hedging activities that did not qualify for hedge accounting treatment under FAS 133, including the related foreign exchange gains and losses. In 2007, 2006 and 2005, the effect was $(20) million, $(94) million and $75 million, respectively. These amounts result primarily from interest rate and foreign currency derivatives that are effective economic hedges of borrowings. In the second quarter of 2007, AGF began applying hedge accounting to most of its derivatives hedging interest rate and foreign exchange risks associated with its floating rate and foreign currency denominated borrowings. In 2007, includes a pre-tax charge of $178 million in connection with domestic consumer finance's mortgage banking activities.*

2007 and 2006 Comparison

Financial Services reported an operating loss in 2007 compared to operating income in 2006 primarily due to an unrealized market valuation loss of $11.5 billion on AIGFP's super senior credit default swap portfolio, an other-than-temporary impairment charge on AIGFP's available for sale investment securities recorded in other income, and a decline in operating income for AGF. AGF's operating income declined in 2007 compared to 2006, due to reduced residential mortgage origination volumes, lower revenues from its mortgage banking activities and increases in the provision for finance receivable losses. In 2007, AGF's mortgage banking operations also recorded a pre-tax charge of $178 million, representing the estimated cost of implementing the Supervisory Agreement entered into with the OTS.

ILFC generated strong operating income growth in 2007 compared to 2006, driven to a large extent by a larger aircraft fleet, higher lease rates and higher utilization.

In 2007, AIGFP began applying hedge accounting under FAS 133 to certain of its interest rate swaps and foreign currency forward contracts that hedge its investments and borrowings and AGF and ILFC began applying hedge accounting to most of their derivatives that hedge floating rate and foreign currency denominated borrowings. Prior to 2007, hedge accounting was not applied to any of AIG's derivatives and related assets and liabilities. Accordingly, revenues and operating income were exposed to volatility resulting from differences in the timing of revenue recognition between the derivatives and the hedged assets and liabilities.

The year ended December 31, 2007 included an out of period charge of $380 million to reverse net gains recognized on transfers of available for sale securities among legal entities consolidated within AIGFP. The year ended December 31, 2006 included out of period charges of $223 million related to the remediation of the material weakness in internal control over accounting for certain derivative transactions under FAS 133.

In order to better align financial reporting with the manner in which AIG's chief operating decision makers manage their businesses, beginning in 2007, net realized capital gains and losses, including derivative gains and losses and foreign exchange transaction gains and losses for Financial Services entities other than AIGFP, which were historically reported as a component of AIG's Other category, are now reported in Financial Services revenues and operating income. Prior period amounts have been revised to conform to the current presentation.

2006 and 2005 Comparison

Financial Services operating income decreased in 2006 compared to 2005, due primarily to the effect of hedging activities that did not qualify for hedge accounting treatment under FAS 133.

Aircraft Leasing

Aircraft Leasing operations represent the operations of ILFC, which generates its revenues primarily from leasing new and used commercial jet aircraft to foreign and domestic airlines. Revenues also result from the remarketing of commercial aircraft for ILFC's own account, and remarketing and fleet management services for airlines and financial institutions. ILFC finances its aircraft purchases primarily through the issuance of debt instruments. ILFC economically hedges part of its floating rate and substantially all of its foreign currency denominated debt using interest rate and foreign currency derivatives. Starting in the second quarter of 2007, ILFC began applying hedge accounting to most of its derivatives. All of ILFC's derivatives are effective economic hedges; however, since hedge accounting under FAS 133 was not applied prior to April 2, 2007, the benefits of using derivatives to hedge these exposures are not reflected in ILFC's 2006 corporate borrowing rate. The composite borrowing rates at December 31, 2007 and 2006 were 5.16 percent and 5.17 percent, respectively.

ILFC typically contracts to re-lease aircraft before the end of the existing lease term. For aircraft returned before the end of the lease term, ILFC has generally been able to re-lease such aircraft within two to six months of their return. As a lessor, ILFC considers an aircraft "idle" or "off lease" when the aircraft is not subject to a signed lease agreement or signed letter of intent. ILFC had no aircraft off lease at December 31, 2007, and all new aircraft scheduled for delivery through 2008 have been leased.

Aircraft Leasing Results

2007 and 2006 Comparison

ILFC's operating income increased in 2007 compared to 2006. Rental revenues increased by $596 million or 15 percent, driven by a larger aircraft fleet and higher lease rates. As of December 31, 2007, 900 aircraft in ILFC's fleet were subject to operating leases compared to 824 aircraft as of December 31, 2006. During 2007, ILFC realized income of $31 million from the sale of its rights against bankrupt airlines. The increase in revenues was partially offset by reduced flight equipment marketing revenues and increases in depreciation and interest expense. Flight equipment marketing revenues decreased by $40 million compared to 2006 due to fewer aircraft sales. Depreciation expense increased by $166 million, or 11 percent, in line with the increase in the size of the aircraft fleet. Interest expense increased by $176 million, or 12 percent, driven by additional borrowings to fund aircraft purchases and the rising cost of funds. In 2007 and 2006, the losses from hedging activities that did not qualify for hedge accounting treatment under FAS 133, including the related foreign exchange gains and losses, were $37 million and $73 million, respectively, in both revenues and operating income. During 2006, ILFC recorded charges to income related to a tax settlement in Australia, increased credit reserves and increased lease accruals, all of which totaled $37 million.

2006 and 2005 Comparison

ILFC's operating income decreased in 2006 compared to 2005. Rental revenues increased by $536 million or 16 percent, driven by a larger aircraft fleet, increased utilization and higher lease rates. During 2006, ILFC's fleet subject to operating leases increased by 78 airplanes to a total of 824. The increase in rental revenues was offset in part by increases in depreciation expense and interest expense, charges related to bankrupt airlines, as well as the settlement of a tax dispute in Australia related to the restructuring of ownership of aircraft. Depreciation expense increased by $200 million, or 14 percent, in line with the increase in the size of the aircraft fleet. Interest expense increased by $317 million, or 28 percent, driven by rising cost of funds, a weaker U.S. dollar against the Euro and the British Pound and additional borrowings funding aircraft purchases. As noted above, ILFC's interest expense did not reflect the benefit of hedging these exposures. In 2006 and 2005, the effect from hedging activities that did not qualify for hedge accounting treatment under FAS 133, including the related foreign exchange gains and losses, was a $73 million loss and a $93 million gain, respectively, in both revenues and operating income.

Capital Markets

Capital Markets represents the operations of AIGFP, which engages as principal in a wide variety of financial transactions, including standard and customized financial products involving commodities, credit, currencies, energy, equities and rates. The credit products include credit protection written through credit default swaps on super senior risk tranches of diversified pools of loans and debt securities. AIGFP also invests in a diversified portfolio of securities and principal investments and engages in borrowing activities involving the issuance of standard and structured notes and other securities, and entering into guaranteed investment agreements (GIAs).

As Capital Markets is a transaction-oriented operation, current and past revenues and operating results may not provide a basis for predicting future performance. AIG's Capital Markets operations derive a significant portion of their revenues from hedged financial positions entered into in connection with counterparty transactions. AIGFP also participates as a dealer in a wide variety of financial derivatives transactions. Revenues and operating income of the Capital Markets operations and the percentage change in these amounts for any given period are significantly affected by the number, size and profitability of transactions entered into during that period relative to those entered into during the prior period. Generally, the realization of transaction revenues as measured by the receipt of funds is not a significant reporting event as the gain or loss on AIGFP's trading transactions is currently reflected in operating income as the fair values change from period to period.

AIGFP's products generally require sophisticated models and significant management assumptions to determine fair values and, particularly during times of market disruption, the absence of observable market data can result in fair values at any given balance sheet date which are not indicative of the ultimate settlement values of the products.

Beginning in 2007, AIGFP applied hedge accounting under FAS 133 to certain of its interest rate swaps and foreign currency forward contracts hedging its investments and borrowings. As a result, AIGFP recognized in earnings the change in the fair value on the hedged items attributable to the hedged risks substantially offsetting the gains and losses on the derivatives designated as hedges. Prior to 2007, AIGFP did not apply hedge accounting under FAS 133 to any of its derivatives or related assets and liabilities. For further information on the effect of FAS 133 on AIGFP's business, see Risk Management — Segment Risk Management — Financial Services — Capital Markets Derivative Transactions and Note 8 to Consolidated Financial Statements.

Effective January 1, 2008, AIGFP elected to apply the fair value option to all eligible assets and liabilities, other than equity method investments. Electing the fair value option will allow AIGFP to more closely align its earnings with the economics of its transactions by recognizing the change in fair value on its derivatives and the offsetting change in fair value of the assets and liabilities being hedged concurrently through earnings. The adoption of FAS 159 with respect to elections made by AIGFP is currently being evaluated for the effect of recently issued draft guidance by the FASB, anticipated to be issued in final form in early 2008, and its potential effect on AIG's consolidated financial statements.

Capital Markets Results

2007 and 2006 Comparison

Capital Markets reported an operating loss in 2007 compared to operating income in 2006, primarily due to fourth quarter 2007 unrealized market valuation losses related to AIGFP's super senior credit default swap portfolio principally written on multi-sector CDOs and an other-than-temporary impairment charge on AIGFP's investment portfolio of CDOs of ABS. These losses were partially offset by the effect of applying hedge accounting to certain hedging activities beginning in 2007, as described below, and net unrealized market gains related to certain credit default swaps purchased against the AAA to BBB-rated risk layers on portfolios of reference obligations. AIGFP experienced higher transaction flow in 2007 in its rate and currency products which contributed to its revenues.

The unrealized market valuation losses related to AIGFP's super senior credit default swap portfolio, the preponderance of which relates to credit derivatives written on multi-sector CDO super senior tranches, were as follows:

(in millions)	Three months ended December 31, 2007	Year ended December 31, 2007
Multi-sector CDO	**$10,894**	**$11,246**
Corporate Debt/CLOs	**226**	**226**
Total	**$11,120**	**$11,472**

Included in AIGFP's net operating loss was a net unrealized market valuation gain of $401 million on certain credit default swaps and embedded credit derivatives in credit-linked notes in 2007. In these transactions, AIGFP purchased protection at the AAA- to BBB-rated risk layers on portfolios of reference obligations that include multi-sector CDO obligations.

During the fourth quarter of 2007, certain of AIGFP's available for sale investments in super senior and AAA-rated bonds issued by multi-sector CDOs experienced severe declines in their fair value. As a result, AIGFP recorded an other-than-temporary impairment charge in other income of $643 million. Notwithstanding AIG's intent and ability to hold such securities until they recover in value, and despite structures which indicate that a substantial amount of the securities should continue to perform in accordance with their original terms, AIG concluded that it could not reasonably assert that the recovery period would be temporary. See also Invested Assets — Financial Services Invested Assets and Note 3 to Consolidated Financial Statements.

The change in fair value of AIGFP's credit default swaps that reference CDOs and the decline in fair value of its investments in CDOs were caused by the significant widening in spreads in the fourth quarter on asset-backed securities, principally those related to U.S. residential mortgages, the severe liquidity crisis affecting the structured finance markets and the effects of rating agency downgrades on those securities. AIG continues to believe that these unrealized market valuation losses are not indicative of the losses AIGFP may realize over time on this portfolio. Based upon its most current analyses, AIG believes that any credit impairment losses realized over time by AIGFP will not be material to AIG's consolidated financial condition, although it is possible that such realized losses could be material to AIG's consolidated results of operations for an individual reporting period.

In addition, in 2007 AIGFP recognized a net gain of $211 million related to hedging activities that did not qualify for hedge accounting treatment under FAS 133, compared to a net loss of $1.82 billion in 2006.

The year ended December 31, 2007 included an out of period charge of $380 million to reverse net gains recognized in previous periods on transfers of available for sale securities among legal entities consolidated within AIGFP, and a $166 million reduction in fair value at March 31, 2007 of certain derivatives that were an integral part of, and economically hedge, the structured transactions that were potentially affected by the proposed regulations issued by the U.S. Treasury Department discussed above in Overview of Operations and Business Results — Outlook. The net loss on AIGFP's derivatives recognized in 2006 included an out of period charge of $223 million related to the remediation of the material weakness in internal control over accounting for certain derivative transactions under FAS 133. The net loss also reflects the effect of increases in U.S. interest rates and a weakening of the U.S. dollar on derivatives hedging AIGFP's assets and liabilities.

Financial market conditions in 2007 were characterized by increases in global interest rates, widening of credit spreads, higher equity valuations and a slightly weaker U.S. dollar.

The most significant component of Capital Markets operating expenses is compensation, which was approximately $423 million, $544 million and $481 million in 2007, 2006 and 2005, respectively. The amount of compensation was not affected by gains and losses arising from derivatives not qualifying for hedge accounting treatment under FAS 133. In light of the unrealized market valuation loss related to the AIGFP super senior credit default swap portfolio, to retain and motivate the affected AIGFP employees, a special incentive plan relating to 2007 was established. Under this plan, certain AIGFP employees were granted cash awards vesting over two years and payable in 2013. The expense related to these awards will be recognized ratably over the vesting period, beginning in 2008.

AIG elected to early adopt FAS 155, "Accounting for Certain Hybrid Financial Instruments" (FAS 155) in 2006. AIGFP elected to apply the fair value option permitted by FAS 155 to its structured notes and other financial liabilities containing embedded derivatives outstanding as of January 1, 2006. The cumulative effect of the adoption of FAS 155 on these instruments at January 1, 2006 was a pre-tax loss of $29 million. AIGFP recognized a loss of $351 million in 2007 and a loss of $287 million in 2006 on hybrid financial instruments for which it applied the fair value option under FAS 155. These amounts were largely offset by gains and losses on economic hedge positions also reflected in AIGFP's operating income or loss.

2006 and 2005 Comparison

Capital Markets reported an operating loss in 2006 compared to operating income in 2005. Improved results, primarily from increased transaction flow in AIGFP's credit, commodity index, energy and equity products, were more than offset by the loss resulting from the effect of derivatives not qualifying for hedge accounting treatment under FAS 133. This loss was $1.82 billion in 2006 compared to a gain of $2.01 billion in 2005, a decrease of $3.83 billion. A large part of the net loss on AIGFP's derivatives recognized in 2006 was due to the weakening of the U.S. dollar, primarily against the British Pound and Euro, resulting in a decrease in the fair value of the foreign currency derivatives hedging AIGFP's available for sale securities. The majority of the net gain on AIGFP's derivatives in 2005 was due to the strengthening of the U.S. dollar, primarily against the British Pound and Euro, which increased the fair value of the foreign currency derivatives hedging available for sale securities. To a lesser extent, the net gain in 2005 was due to the decrease in long-term U.S. interest rates, which increased the fair value of derivatives hedging AIGFP's assets and liabilities.

Financial market conditions in 2006 were characterized by a general flattening of interest rate yield curves across fixed income markets globally, tightening of credit spreads, higher equity valuations and a weaker U.S. dollar.

Consumer Finance

AIG's Consumer Finance operations in North America are principally conducted through AGF. AGF derives a substantial portion of its revenues from finance charges assessed on outstanding real estate loans, secured and unsecured non-real estate loans and retail sales finance receivables and credit-related insurance.

AGF's finance receivables are primarily sourced through its branches, although many of AGF's real estate loans are sourced through its centralized real estate operations, which include AGF's mortgage banking activities. The majority of the real estate loans originated by AGF's mortgage banking subsidiary are originated through broker relationships and are sold to investors on a servicing-released basis. Beginning in July 2003, AGF's mortgage banking subsidiaries originated and sold loans through a services arrangement with AIG Federal Savings Bank (AIG Bank), a federally chartered thrift and non-subsidiary of AGF. The services relationship was terminated in the first quarter of 2006. Since terminating the services relationship with AIG Bank, AGF's mortgage banking subsidiaries have originated these non-conforming real estate loans using their own state licenses.

On June 7, 2007, AIG's domestic consumer finance operations, consisting of AIG Bank, AGF's mortgage banking subsidiary Wilmington Finance, Inc. (WFI) and AGF, entered into a Supervisory Agreement with the OTS. The Supervisory Agreement pertains to certain mortgage loans originated in the name of AIG Bank from July 2003 through early May 2006 pursuant to the services agreement between WFI and AIG Bank, which was terminated in the first quarter of 2006. Pursuant to the terms of the Supervisory Agreement, AIG Bank, WFI and AGF have implemented a financial remediation program whereby certain borrowers may be provided loans on more affordable terms and/or reimbursed for certain fees. Pursuant to the requirements of the Supervisory Agreement, the services of an external consultant have been engaged to monitor, evaluate and periodically report to the OTS on compliance with the remediation program. The Supervisory Agreement will remain in effect until terminated, modified, or suspended in writing by the OTS. Failure to comply with the terms of the Agreement could result in the initiation of formal enforcement action by the OTS. Separately, the domestic consumer finance operations also committed to donate $15 million over a three-year period to certain not-for-profit organizations to support their efforts to promote financial literacy and credit counseling.

Management's best estimate of the cost of implementing the financial remediation plan contemplated by the Supervisory Agreement, including the $15 million donation, was $178 million which was recorded in 2007. The actual cost of implementing the financial remediation plan may differ from this estimate.

AIG's foreign consumer finance operations are principally conducted through AIG Consumer Finance Group, Inc. (AIGCFG). AIGCFG operates primarily in emerging and developing markets.

AIGCFG has operations in Argentina, China, Hong Kong, Mexico, Philippines, Poland, Taiwan and Thailand and began operations in India in 2007 through the acquisition of a majority interest in a sales finance lending operation and the acquisition of a mortgage lending operation. In addition, in 2007, AIGCFG expanded its distribution channels in Thailand by acquiring an 80 percent interest in a company with a network of over 130 branches for secured consumer lending. AIGCFG is continuously exploring expansion opportunities in its existing operations as well as new geographic locations throughout the world.

Certain of the AIGCFG operations are partly or wholly owned by life insurance subsidiaries of AIG. Accordingly, the financial results of those companies are allocated between Financial Services and Life Insurance & Retirement Services according to their ownership percentages. While products vary by market, the businesses generally provide credit cards, unsecured and secured non-real estate loans, term deposits, savings accounts, retail sales finance and real estate loans. AIGCFG originates finance receivables through its branches and direct solicitation. AIGCFG also originates finance receivables indirectly through relationships with retailers, auto dealers, and independent agents.

Consumer Finance Results

2007 and 2006 Comparison

Consumer Finance operating income decreased in 2007 compared to 2006. Operating income from the domestic consumer finance operations, which include the operations of AGF and AIG Bank, decreased by $509 million, or 77 percent, in 2007 compared to 2006. In 2007, domestic results were adversely affected by the weakening housing market and tighter underwriting guidelines, which resulted in lower originations of real estate loans as well as the $178 million charge discussed above.

AGF's revenues decreased $95 million or 3 percent during 2007 compared to 2006. Revenues from AGF's mortgage banking activities decreased $389 million during 2007 compared to 2006, which includes the charges relating to the Supervisory Agreement. The decrease in revenues also reflects a significantly reduced origination volume, lower yields based on market conditions, tighter underwriting guidelines, reduced margins on loans sold and higher warranty reserves, which cover obligations to repurchase loans sold to third-party investors should there be a first payment default or breach of representations and warranties. AGF's revenues in 2007 also included a recovery of $65 million from a favorable out of court settlement.

AGF's operating income decreased in 2007 compared to 2006, due to reduced residential mortgage origination volumes, lower revenues from its mortgage banking activities and increases in the provision for finance receivable losses. AGF's interest expense increased by $81 million or seven percent as its borrowing rate increased in 2007 compared to 2006. During 2007, AGF recorded a net loss of $28 million on its derivatives that did not qualify for hedge accounting under FAS 133, including the related foreign exchange losses, compared to a net loss of $89 million in 2006. Commencing in the second quarter of 2007, AGF began applying hedge accounting.

AGF's net finance receivables totaled $25.5 billion at December 31, 2007, an increase of approximately $1.2 billion compared to December 31, 2006, including $19.5 billion of real estate secured loans, most of which were underwritten with full income verification. The increase in the net finance receivables resulted in a similar increase in revenues generated from these assets.

Although real estate loan originations declined in 2007, the softening of home price appreciation (reducing the equity customers may be able to extract from their homes by refinancing) contributed to an increase in non-real estate loans of 11 percent at December 31, 2007 compared to December 31, 2006. Retail sales finance receivables also increased 13 percent compared to December 31, 2006 due to increased marketing efforts and customer demand. AGF's centralized real estate operations finance receivables were essentially unchanged while branch business segment finance receivables increased by 8 percent during 2007.

AGF's allowance for finance receivable losses as a percentage of outstanding receivables was 2.36 percent at December 31, 2007 compared to 2.01 percent at December 31, 2006.

Revenues from the foreign consumer finance operations increased by 29 percent in 2007 compared to 2006. Loan growth, particularly in Poland, Thailand and Latin America, was the primary driver of the increased revenues. The increase in revenues was more than offset by higher expenses associated with branch expansions, acquisition activities and product promotion campaigns. Operating income in 2006 reflects AIGCFG's $47 million share of the allowance for losses related to industry-wide credit deterioration in the Taiwan credit card market.

2006 and 2005 Comparison

Consumer Finance operating income decreased in 2006 compared to 2005. Operating income from domestic consumer finance operations declined by $193 million, or 23 percent as a result of decreased originations and purchases of real estate loans and margin compression resulting from increased interest rates and flattened yield curves. The foreign operations operating income decreased primarily due to the credit deterioration in the Taiwan credit card market.

Domestically, the U.S. housing market deteriorated throughout 2006 and as a result, the real estate loan portfolio decreased slightly during 2006 due to lower refinancing activity. This lower refinancing activity also caused a significant decrease in originations and whole loan sales in AGF's mortgage banking operation, which resulted in a substantial reduction of revenue and operating income compared to the prior year. However, softening home prices (reducing the equity customers are able to extract from their homes when refinancing) and higher mortgage rates contributed to customers utilizing non-real estate loans, which increased 10 percent compared to 2005. Retail sales finance receivables also increased 23 percent due to increased marketing efforts and customer demand. Higher revenue resulting from portfolio growth was more than offset by higher interest expense. AGF's short-term borrowing rates were 5.14 percent in 2006 compared to 3.58 percent in 2005. AGF's long-term borrowing rates were 5.05 percent in 2006 compared to 4.41 percent in 2005. During

2006, AGF recorded a net loss of $89 million on its derivatives that did not qualify for hedge accounting under FAS 133, including the related foreign exchange losses, compared to a net gain of $69 million in 2005. AGF's net charge-off ratio improved to 0.95 percent in 2006 from 1.19 percent in 2005. The improvement in the net charge-off ratio in 2006 was primarily due to positive economic fundamentals. The U.S. economy continued to expand during the year, and the unemployment rate remained low, which improved the credit quality of AGF's portfolio. AGF's delinquency ratio remained relatively low, although it increased to 2.06 percent at December 31, 2006 from 1.93 percent at December 31, 2005. AGF reduced the hurricane Katrina portion of its allowance for finance receivable losses to $15 million at December 31, 2006 after the reevaluation of its remaining estimated losses. AGF's allowance ratio was 2.01 percent at December 31, 2006 compared to 2.20 percent at December 31, 2005.

Revenues from the foreign consumer finance operations increased by approximately 13 percent in 2006 compared to 2005. Loan growth, particularly in Poland and Argentina, was the primary driver behind the higher revenues. Higher revenues were more than offset, however, by AIGCFG's $47 million share of the allowance for losses related to industrywide credit deterioration in the Taiwan credit card market, increased cost of funds, and higher operating expenses in connection with expansion into new markets and distribution channels and new product promotions, resulting in lower operating income in 2006 compared to 2005.

Asset Management Operations

AIG's Asset Management operations comprise a wide variety of investment-related services and investment products. Such services and products are offered to individuals, pension funds and institutions (including AIG subsidiaries) globally through AIG's Spread-Based Investment business, Institutional Asset Management and Brokerage Services and Mutual Funds businesses. Also included in Asset Management operations are the results of certain SunAmerica sponsored partnership investments.

The revenues and operating income for this segment are affected by the general conditions in the equity and credit markets. In addition, net realized gains and performance fees are contingent upon various fund closings, maturity levels and market conditions.

Asset Management Results

Asset Management results were as follows:

				Percentage Increase/(Decrease)	
(in millions)	**2007**	2006	2005	2007 vs. 2006	2006 vs. 2005
Revenues:					
Spread-Based Investment business	**$2,023**	$2,713	$2,973	(25)%	(9)%
Institutional Asset Management*	**2,900**	1,240	1,026	134	21
Brokerage Services and Mutual Funds	**322**	293	257	10	14
Other Asset Management	**380**	297	326	28	(9)
Total	**$5,625**	$4,543	$4,582	24%	(1)%
Operating income:					
Spread-Based Investment business	**$ (89)**	$ 732	$1,194	—%	(39)%
Institutional Asset Management*	**784**	438	387	79	13
Brokerage Services and Mutual Funds	**100**	87	66	15	32
Other Asset Management	**369**	281	316	31	(11)
Total	**$1,164**	$1,538	$1,963	(24)%	(22)%

* *Includes the effect of consolidating the revenues and operating loss of warehoused investments totaling $778 million and $164 million, respectively, in 2007, a portion of which is offset in minority interest expense.*

2007 and 2006 Comparison

Asset Management revenues increased in 2007 compared to 2006 primarily due to increased partnership income, management fees, carried interest and the effect of consolidating several warehoused investments. AIG consolidates the operating results of warehoused investments until such time as they are sold or otherwise divested.

Asset Management operating income decreased in 2007 compared to 2006, due to foreign exchange, interest rate and credit-related mark to market losses and other-than-temporary impairment charges on fixed income investments. These other-than-temporary impairment charges were due primarily to changes in market liquidity and spreads. Partially offsetting these decreases were higher partnership income, increased gains on real estate investments and a gain on the sale of a portion of AIG's investment in Blackstone Group, L.P. in connection with its initial public offering.

In order to better align financial reporting with the manner in which AIG's chief operating decision makers manage their businesses, beginning in 2007, net realized capital gains and losses, and foreign exchange transaction gains and losses, which were previously reported as part of AIG's Other category, are now included in Asset Management revenues and operating income. In addition, revenues and operating income related to foreign investment-type contracts, which were historically reported as a component of the Spread-Based Investment business, are now reported in the Life Insurance & Retirement Services segment. Also, commencing in 2007, the effect of consolidating managed partnerships and funds, which were historically reported as a component of the Institutional Asset Management business, are now reported in the Consolidation and eliminations category. Prior period amounts have been revised to conform to the current presentation.

2006 and 2005 Comparison

Asset Management operating income decreased in 2006 compared to 2005 as a decline in Spread-Based Investment operating income was partially offset by higher Institutional Asset Management operating income.

Spread-Based Investment Business Results

2007 and 2006 Comparison

The Spread-Based Investment business reported an operating loss in 2007 compared to operating income in 2006 due to foreign exchange, interest rate and credit-related mark to market losses and other-than-temporary impairment charges on fixed income investments, partially offset by increased partnership income. In 2007, the GIC program incurred foreign exchange losses of $526 million on foreign-denominated GIC reserves. Partially offsetting these losses were $269 million of net mark to market gains on derivative positions. These net gains included mark to market gains on foreign exchange derivatives used to economically hedge the effect of foreign exchange rate movements on foreign-denominated GIC reserves and mark to market losses on interest rate hedges that did not qualify for hedge accounting treatment.

The MIP experienced mark to market losses of $193 million due to interest rate and foreign exchange derivative positions that, while partially effective in hedging interest rate and foreign exchange risk, did not qualify for hedge accounting treatment and an additional $98 million due to credit default swap losses. The MIP credit default swaps are comprised of single-name high-grade corporate exposures. AIG enters into hedging arrangements to mitigate the effect of changes in currency and interest rates associated with the fixed and floating rate and foreign currency denominated obligations issued under these programs. Some of these hedging relationships qualify for hedge accounting treatment, while others do not. Commencing in the first quarter of 2007, AIG applied hedge accounting to certain derivative transactions related to the MIP. Income or loss from these hedges not qualifying for hedge accounting treatment are classified as net realized capital gains (losses) in AIG's Consolidated Statement of Income. The mark to market losses for 2007 were driven primarily by a decline in short-term interest rates, the decline in the value of the U.S. dollar and widening credit spreads.

Also contributing to the operating loss were other-than-temporary impairment charges on various fixed income investments held in the GIC and MIP portfolios of approximately $836 million as a result of movements in credit spreads and decreased market liquidity. See Invested Assets — Other-than-temporary impairments. These losses were partially offset by an increase in partnership income associated with the GIC. In addition to other-than-temporary impairments, unrealized losses on fixed income investments were driven by widening credit spreads, partially offset by gains due to falling interest rates. These unrealized losses are recorded in Accumulated other comprehensive income (loss).

During 2007, AIG has issued the equivalent of $8.1 billion of securities to fund the MIP in the Euromarkets and the U.S. public and private markets compared to $5.3 billion issued in 2006. At December 31, 2007, total issuances were $13.4 billion.

The following table illustrates the anticipated runoff of the domestic GIC portfolio at December 31, 2007:

(in billions)	Less Than One Year	1-3 Years	3*-5 Years	Over Five Years	Total
Domestic GICs	$9.4	$6.4	$2.7	$6.8	$25.3

2006 and 2005 Comparison

Operating income related to the Spread-Based Investment business declined in 2006 compared to 2005 due primarily to the continued runoff of GIC balances and spread compression related to increases in short-term interest rates. A significant portion of the remaining GIC portfolio consists of floating rate obligations. AIG has entered into hedges to manage against increases in short-term interest rates. AIG believes these hedges are economically effective, but they did not qualify for hedge accounting treatment. The decline in operating income was partially offset by improved partnership income, particularly during the fourth quarter of 2006.

Institutional Asset Management Results

2007 and 2006 Comparison

Operating income for Institutional Asset Management increased in 2007 compared to 2006 reflecting increased carried interest revenues driven by higher valuations of portfolio investments that are generally associated with improved performance in the equity markets. The increase also reflects a $398 million gain from the sale of a portion of AIG's investment in Blackstone Group, L.P. in connection with its initial public offering. Also contributing to this increase were higher base management fees driven by higher levels of third-party assets under management. Partially offsetting these increases were the operating losses from warehousing activities. The consolidated warehoused private equity investments are not wholly owned by AIG and thus, a significant portion of the effect of consolidating these operating losses is offset in minority interest, which is not a component of operating income.

AIG's unaffiliated client assets under management, including retail mutual funds and institutional accounts, increased 26 percent to $94.2 billion at December 31, 2007 compared to December 31, 2006. Additionally, AIG Investments successfully launched several new private equity and real estate funds in 2007, which provide both a base management fee and the opportunity for future incentive fees.

While unaffiliated client assets under management and the resulting management fees continue to increase, the growth in operating income has trailed the growth in revenues due to the additional costs associated with warehousing activities as well as the costs associated with sales and infrastructure enhancements. The sales and infrastructure enhancements are associated with AIG's planned expansion of marketing and distribution capabilities, combined with technology and operational infrastructure-related improvements.

2006 and 2005 Comparison

Operating income related to Institutional Asset Management increased in 2006 compared to 2005, primarily due to realized gains on real estate transactions as well as increased management fees. AIG's unaffiliated client assets under management, including both retail mutual funds and institutional accounts, increased 21 percent from year-end 2005 to $75 billion, resulting in higher management fee income. Partially offsetting this growth were lower carried interest on private equity investments, and higher expenses related to the planned expansion of marketing and distribution capabilities, combined with technology and operational infrastructure-related enhancements.

Other Operations

The operating loss of AIG's Other category for the years ended December 31, 2007, 2006 and 2005 was as follows:

(in millions)	**2007**	2006	2005
Other Operating Income (Loss):			
Equity earnings in partially owned companies	**$ 157**	$ 193	$ (124)
Interest expense	**(1,223)**	(859)	(541)
Unallocated corporate expenses*	**(560)**	(517)	(413)
Compensation expense — SICO Plans	**(39)**	(108)	(205)
Compensation expense — Starr tender offer	**—**	(54)	—
Net realized capital gains (losses)	**(409)**	(37)	269
Regulatory settlement costs	**—**	—	(1,644)
Other miscellaneous, net	**(66)**	(53)	(107)
Total Other	**$(2,140)**	$(1,435)	$(2,765)

* *Includes expenses of corporate staff not attributable to specific business segments, expenses related to efforts to improve internal controls, corporate initiatives and certain compensation plan expenses.*

2007 and 2006 Comparison

The operating loss of AIG's Other category increased in 2007 compared to 2006 reflecting higher interest expense that resulted from increased borrowings, higher unallocated corporate expenses and foreign exchange losses on foreign-denominated debt, a portion of which was economically hedged but did not qualify for hedge accounting treatment under FAS 133. In addition, Net realized capital gains (losses) in 2007 included an other-than-temporary impairment charge of $144 million related to an investment in a partially owned company and foreign exchange losses of $221 million on unhedged debt.

The operating loss in 2006 for AIG's Other category included an out of period charge of $61 million related to the SICO Plans and a one-time charge related to the Starr tender offer of $54 million. For a further discussion of these items, see Note 19 to Consolidated Financial Statements.

In 2007, no compensation cost was recognized, and compensation cost recognized in 2006 was reversed, with respect to awards under the Partners Plan because the performance threshold was not met. The amounts earned under the AIG Partners Plan will be determined by the Compensation Committee in the first quarter of 2008.

In order to better align financial reporting with the manner in which AIG's chief operating decision makers manage their businesses, beginning in 2007, derivative gains and losses and foreign exchange transaction gains and losses for Asset Management and Financial Services entities (other than AIGFP) are now included in Asset Management and Financial Services revenues and operating income. These amounts were previously reported as part of AIG's Other category. Prior period amounts have been revised to conform to the current presentation.

2006 and 2005 Comparison

Operating loss for AIG's Other category declined in 2006 compared to 2005, reflecting the regulatory settlement costs of $1.6 billion in 2005, as described under Item 3. Legal Proceedings, offset by increased interest expense in 2006 as a result of increased borrowings by the parent holding company and realized capital losses of $37 million. These declines were partially offset by increased equity earnings in certain partially owned companies.

Capital Resources and Liquidity

At December 31, 2007, AIG had total consolidated shareholders' equity of $95.8 billion and total consolidated borrowings of $176.0 billion. At that date, $67.9 billion of such borrowings were subsidiary borrowings not guaranteed by AIG.

In 2007, AIG issued an aggregate of $5.6 billion of junior subordinated debentures in five series of securities. Substantially all of the proceeds from these sales, net of expenses, are being used to purchase shares of AIG's common stock. A total of 76,361,209 shares were purchased during 2007.

Borrowings

Total borrowings at December 31, 2007 and 2006 were as follows:

(in millions)	2007	2006
Borrowings issued by AIG:		
Notes and bonds payable	**$ 14,588**	$ 8,915
Junior subordinated debt	**5,809**	—
Loans and mortgages payable	**729**	841
MIP matched notes and bonds payable	**14,267**	5,468
Series AIGFP matched notes and bonds payable	**874**	72
Total AIG borrowings	**36,267**	15,296
Borrowings guaranteed by AIG:		
AIGFP		
GIAs	**19,908**	20,664
Notes and bonds payable	**36,676**	37,528
Loans and mortgages payable	**1,384**	—
Hybrid financial instrument liabilities[(a)]	**7,479**	8,856
Total AIGFP borrowings	**65,447**	67,048
AIG Funding, Inc. commercial paper	**4,222**	4,821
AIGLH notes and bonds payable	**797**	797
Liabilities connected to trust preferred stock	**1,435**	1,440
Total borrowings issued or guaranteed by AIG	**108,168**	89,402
Borrowings not guaranteed by AIG:		
ILFC		
Commercial paper	**4,483**	2,747
Junior subordinated debt	**999**	999
Notes and bonds payable[(b)]	**25,737**	25,592
Total ILFC borrowings	**31,219**	29,338
AGF		
Commercial paper and extendible commercial notes	**3,801**	4,662
Junior subordinated debt	**349**	—
Notes and bonds payable	**22,369**	19,261
Total AGF borrowings	**26,519**	23,923
AIGCFG		
Commercial paper	**287**	227
Loans and mortgages payable	**1,839**	1,453
Total AIGCFG borrowings	**2,126**	1,680
AIG Finance Taiwan Limited commercial paper	**—**	26
Other subsidiaries	**775**	672
Borrowings of consolidated investments:		
A.I. Credit[(c)]	**321**	880
AIG Investments[(d)]	**1,636**	193
AIG Global Real Estate Investment[(d)]	**5,096**	2,307
AIG SunAmerica	**186**	203
ALICO	**3**	55
Total borrowings of consolidated investments	**7,242**	3,638
Total borrowings not guaranteed by AIG	**67,881**	59,277
Consolidated:		
Total commercial paper and extendible commercial notes	**$ 13,114**	$ 13,363
Total long-term borrowings	**162,935**	135,316
Total borrowings	**$176,049**	$148,679

(a) Represents structured notes issued by AIGFP that are accounted for using the fair value option.

(b) Includes borrowings under Export Credit Facility of $2.5 billion and $2.7 billion at December 31, 2007 and 2006, respectively.

(c) Represents commercial paper issued by a variable interest entity secured by receivables of A.I. Credit.

(d) In 2007, increases in borrowings compared to 2006 were principally attributable to warehousing activities.

At December 31, 2007 and 2006, AIG's net borrowings amounted to $20.3 billion and $15.4 billion, respectively, as follows:

(in millions)	2007	2006
AIG's total borrowings	**$176,049**	$148,679
Less:		
Junior subordinated debt	**5,809**	—
Liabilities connected to trust preferred stock	**1,435**	1,440
MIP matched notes and bonds payable	**14,267**	5,468
Series AIGFP matched notes and bonds payable	**874**	72
AIGFP		
GIAs	**19,908**	20,664
Notes and bonds payable	**36,676**	37,528
Loans and mortgages payable	**1,384**	—
Hybrid financial instrument liabilities*	**7,479**	8,856
Borrowings not guaranteed by AIG	**67,881**	59,277
AIG's net borrowings	**$ 20,336**	$ 15,374

* *Represents structured notes issued by AIGFP that are accounted for at fair value.*

A roll forward of long-term borrowings, excluding borrowings of consolidated investments, for the year ended December 31, 2007 is as follows:

(in millions)	Balance at December 31, 2006	Issuances	Maturities and Repayments	Effect of Foreign Exchange	Other Changes	Balance at December 31, 2007
AIG						
Notes and bonds payable	$ 8,915	$ 5,591	$ (165)	$ 122	$ 125	**$ 14,588**
Junior subordinated debt	—	5,590	—	218	1	**5,809**
Loans and mortgages payable	841	600	(724)	12	—	**729**
MIP matched notes and bonds payable	5,468	8,092	—	(4)	711	**14,267**
Series AIGFP matched notes and bonds payable	72	810	(10)	—	2	**874**
AIGFP						
GIAs	20,664	8,830	(10,172)	43	543	**19,908**
Notes and bonds payable and hybrid financial instrument liabilities	46,384	50,854	(53,540)	321	136	**44,155**
Loans and mortgages payable	—	1,388	(9)	9	(4)	**1,384**
AIGLH notes and bonds payable	797	—	—	—	—	**797**
Liabilities connected to trust preferred stock	1,440	—	—	—	(5)	**1,435**
ILFC notes and bonds payable	25,592	3,783	(3,938)	295	5	**25,737**
ILFC junior subordinated debt	999	—	—	—	—	**999**
AGF notes and bonds payable	19,261	7,481	(4,824)	255	196	**22,369**
AGF junior subordinated debt	—	349	—	—	—	**349**
AIGCFG loans and mortgages payable	1,453	3,941	(3,647)	98	(6)	**1,839**
Other subsidiaries	672	189	(189)	3	100	**775**
Total	$32,558	$97,498	$(77,218)	$1,372	$1,804	**$156,014**

AIG (Parent Company)

AIG intends to continue its customary practice of issuing debt securities from time to time to meet its financing needs and those of certain of its subsidiaries for general corporate purposes, as well as for the MIP. As of December 31, 2007, AIG had up to $17.5 billion of debt securities, preferred stock and other securities, and up to $12.0 billion of common stock, registered and available for issuance under its universal shelf registration statement.

AIG maintains a medium-term note program under its shelf registration statement. As of December 31, 2007, approximately $7.3 billion principal amount of senior notes were outstanding under the medium-term note program, of which $3.2 billion was used for AIG's general corporate purposes, $873 million was used by AIGFP (referred to as "Series AIGFP" in the preceding tables) and $3.2 billion was used to fund the MIP. The maturity dates of these notes range from 2008 to 2052. To the extent deemed appropriate, AIG may enter into swap transactions to manage its effective borrowing rates with respect to these notes.

AIG also maintains a Euro medium-term note program under which an aggregate nominal amount of up to $20.0 billion of senior notes may be outstanding at any one time. As of December 31, 2007, the equivalent of $12.7 billion of notes were outstanding under the program, of which $9.8 billion were used to fund the MIP and the remainder was used for AIG's general corporate purposes. The aggregate amount outstanding includes $1.1 billion loss resulting from foreign exchange translation into U.S. dollars, of which $332 million loss relates to notes issued by AIG for general corporate purposes and $726 million loss relates to notes issued to fund the MIP. AIG has economically hedged the currency exposure arising from its foreign currency denominated notes.

During 2007, AIG issued in Rule 144A offerings an aggregate of $3.0 billion principal amount of senior notes, of which $650 million was used to fund the MIP and $2.3 billion was used for AIG's general corporate purposes.

AIG maintains a shelf registration statement in Japan, providing for the issuance of up to Japanese Yen 300 billion principal amount of senior notes, of which the equivalent of $450 million was outstanding as of December 31, 2007 and was used for AIG's general corporate purposes. AIG also maintains an Australian dollar debt program under which senior notes with an aggregate principal amount of up to 5 billion Australian dollars may be outstanding at any one time. Although as of December 31, 2007 there were no outstanding notes under the Australian program, AIG intends to use the program opportunistically to fund the MIP or for AIG's general corporate purposes.

During 2007, AIG issued an aggregate of $5.6 billion of junior subordinated debentures in five series of securities. Substantially all of the proceeds from these sales, net of expenses, are being used to repurchase shares of AIG's common stock. In connection with each series of junior subordinated debentures, AIG entered into a Replacement Capital Covenant (RCC) for the benefit of the holders of AIG's 6.25 percent senior notes due 2036. The RCCs provide that AIG will not repay, redeem, or purchase the applicable series of junior subordinated debentures on or before a specified date, unless AIG has received qualifying proceeds from the sale of replacement capital securities.

In October 2007, AIG borrowed a total of $500 million on an unsecured basis pursuant to a loan agreement with a third-party bank. The entire amount of the loan remained outstanding at December 31, 2007 and matures in October 2008.

AIG began applying hedge accounting for certain AIG parent transactions in the first quarter of 2007.

AIGFP

AIGFP uses the proceeds from the issuance of notes and bonds and GIA borrowings, as well as the issuance of Series AIGFP notes by AIG, to invest in a diversified portfolio of securities and derivative transactions. The borrowings may also be temporarily invested in securities purchased under agreements to resell. AIGFP's notes and bonds include structured debt instruments whose payment terms are linked to one or more financial or other indices (such as an equity index or commodity index or another measure that is not considered to be clearly and closely related to the debt instrument). These notes contain embedded derivatives that otherwise would be required to be accounted for separately under FAS 133. Upon AIG's early adoption of FAS 155, AIGFP elected the fair value option for these notes. The notes that are accounted for using the fair value option are reported separately under hybrid financial instrument liabilities. AIG guarantees the obligations of AIGFP under AIGFP's notes and bonds and GIA borrowings. See Liquidity herein and Note 8 to Consolidated Financial Statements.

AIGFP has a Euro medium-term note program under which an aggregate nominal amount of up to $20.0 billion of notes may be outstanding at any one time. As of December 31, 2007, $6.2 billion of notes were outstanding under the program. The notes issued under this program are guaranteed by AIG and are included in AIGFP's notes and bonds payable in the table of total borrowings.

AIG Funding

AIG Funding, Inc. (AIG Funding) issues commercial paper that is guaranteed by AIG in order to help fulfill the short-term cash requirements of AIG and its subsidiaries. The issuance of AIG Funding's commercial paper, including the guarantee by AIG, is subject to the approval of AIG's Board of Directors or the Finance Committee of the Board if it exceeds certain pre-approved limits.

As backup for the commercial paper program and for other general corporate purposes, AIG and AIG Funding maintain revolving credit facilities, which, as of December 31, 2007, had an aggregate of $9.3 billion available to be drawn and which are summarized below under Revolving Credit Facilities.

ILFC

ILFC fulfills its short-term cash requirements through operating cash flows and the issuance of commercial paper. The issuance of commercial paper is subject to the approval of ILFC's Board of Directors and is not guaranteed by AIG. ILFC maintains syndicated revolving credit facilities which, as of December 31, 2007, totaled $6.5 billion and which are summarized below under Revolving Credit Facilities. These facilities are used as back up for ILFC's maturing debt and other obligations.

As a well-known seasoned issuer, ILFC has filed an automatic shelf registration statement with the SEC allowing ILFC immediate access to the U.S. public debt markets. At December 31, 2007, $4.7 billion of debt securities had been issued under this registration statement and $5.9 billion had been issued under a prior registration statement. In addition, ILFC has a Euro medium-term note program for $7.0 billion, under which $3.8 billion in notes were outstanding at December 31, 2007. Notes issued under the Euro medium-term note program are included in ILFC notes and bonds payable in the preceding table of borrowings. The cumulative foreign exchange adjustment loss for the foreign currency denominated debt resulting from the effect of hedging activities that did not qualify for hedge accounting treatment under FAS 133 was $969 million at December 31, 2007 and $733 million at December 31, 2006. ILFC has substantially eliminated the currency exposure arising from foreign currency denominated notes by economically hedging the portion of the note exposure not already offset by Euro-denominated operating lease payments.

ILFC had a $4.3 billion Export Credit Facility for use in connection with the purchase of approximately 75 aircraft delivered through 2001. This facility was guaranteed by various European Export Credit Agencies. The interest rate varies from

5.75 percent to 5.90 percent on these amortizing ten-year borrowings depending on the delivery date of the aircraft. At December 31, 2007, ILFC had $664 million outstanding under this facility. The debt is collateralized by a pledge of the shares of a subsidiary of ILFC, which holds title to the aircraft financed under the facility.

In May 2004, ILFC entered into a similarly structured Export Credit Facility for up to a maximum of $2.6 billion for Airbus aircraft to be delivered through May 31, 2005. The facility was subsequently increased to $3.6 billion and extended to include aircraft to be delivered through May 31, 2008. The facility becomes available as the various European Export Credit Agencies provide their guarantees for aircraft based on a nine-month forward-looking calendar, and the interest rate is determined through a bid process. At December 31, 2007, ILFC had $1.9 billion outstanding under this facility. Borrowings with respect to these facilities are included in ILFC's notes and bonds payable in the preceding table of borrowings. The debt is collateralized by a pledge of shares of a subsidiary of ILFC, which holds title to the aircraft financed under the facility.

From time to time, ILFC enters into funded financing agreements. As of December 31, 2007, ILFC had a total of $1.1 billion outstanding, which has varying maturities through February 2012. The interest rates are LIBOR-based, with spreads ranging from 0.30 percent to 1.625 percent.

The proceeds of ILFC's debt financing are primarily used to purchase flight equipment, including progress payments during the construction phase. The primary sources for the repayment of this debt and the interest expense thereon are the cash flow from operations, proceeds from the sale of flight equipment and the rollover and refinancing of the prior debt. AIG does not guarantee the debt obligations of ILFC. See also Liquidity herein.

AGF

AGF fulfills most of its short-term cash borrowing requirements through the issuance of commercial paper. The issuance of commercial paper is subject to the approval of AGF's Board of Directors and is not guaranteed by AIG. AGF maintains committed syndicated revolving credit facilities which, as of December 31, 2007, totaled $4.8 billion and which are summarized below under Revolving Credit Facilities. The facilities can be used for general corporate purposes and to provide backup for AGF's commercial paper programs.

In January 2007, AGF issued junior subordinated debentures in an aggregate principal amount of $350 million that mature in January 2067. The debentures underlie a series of trust preferred securities sold by a trust sponsored by AGF in a Rule 144A/ Regulation S offering. AGF can redeem the debentures at par beginning in January 2017.

As of December 31, 2007, notes and bonds aggregating $22.4 billion were outstanding with maturity dates ranging from 2008 to 2031 at interest rates ranging from 1.94 percent to 8.45 percent. To the extent deemed appropriate, AGF may enter into swap transactions to manage its effective borrowing rates with respect to these notes and bonds. As a well-known seasoned issuer, AGF filed an automatic shelf registration statement with the SEC allowing AGF immediate access to the U.S. public debt markets. At December 31, 2007, AGF had remaining corporate authorization to issue up to $8.1 billion of debt securities under its shelf registration statements.

AGF's funding sources include a medium-term note program, private placement debt, retail note issuances, bank financing and securitizations of finance receivables that AGF accounts for as on-balance-sheet secured financings. In addition, AGF has become an established issuer of long-term debt in the international capital markets.

In addition to debt refinancing activities, proceeds from the collection of finance receivables are used to fund cash needs including the payment of principal and interest on AGF's debt. AIG does not guarantee any of the debt obligations of AGF. See also Liquidity.

AIGCFG

AIGCFG has a variety of funding mechanisms for its various markets, including retail and wholesale deposits, short and long-term bank loans, securitizations and intercompany subordinated debt. AIG Credit Card Company (Taiwan), a consumer finance business in Taiwan, and AIG Retail Bank PLC, a full service consumer bank in Thailand, have issued commercial paper for the funding of their respective operations. AIG does not guarantee any borrowings for AIGCFG businesses, including this commercial paper.

Revolving Credit Facilities

AIG, ILFC and AGF maintain committed, unsecured revolving credit facilities listed on the table below in order to support their respective commercial paper programs and for general corporate purposes. AIG, ILFC and AGF expect to replace or extend these credit facilities on or prior to their expiration. Some of the facilities, as noted below, contain a "term-out option" allowing for the conversion by the borrower of any outstanding loans at expiration into one-year term loans.

As of December 31, 2007

(in millions) Facility	Size	Borrower(s)	Available Amount	Expiration	One-Year Term-Out Option
AIG:					
364-Day Syndicated Facility	$ 2,125	AIG/AIG Funding[(a)] AIG Capital Corporation[(a)]	$2,125	July 2008	Yes
5-Year Syndicated Facility	1,625	AIG/AIG Funding[(a)] AIG Capital Corporation[(a)]	1,625	July 2011	No
364-Day Bilateral Facility[(b)]	3,200	AIG/AIG Funding	210	December 2008	Yes
364-Day Intercompany Facility[(c)]	5,335	AIG	5,335	September 2008	Yes
Total AIG	$12,285		$9,295		
ILFC:					
5-Year Syndicated Facility	$ 2,500	ILFC	$2,500	October 2011	No
5-Year Syndicated Facility	2,000	ILFC	2,000	October 2010	No
5-Year Syndicated Facility	2,000	ILFC	2,000	October 2009	No
Total ILFC	$ 6,500		$6,500		
AGF:					
364-Day Syndicated Facility	$ 2,625	American General Finance Corporation American General Finance, Inc.[(d)]	$2,625	July 2008	Yes
5-Year Syndicated Facility	2,125	American General Finance Corporation	2,125	July 2010	No
Total AGF	$ 4,750		$4,750		

(a) Guaranteed by AIG.

(b) This facility can be drawn in the form of loans or letters of credit. All drawn amounts shown above are in the form of letters of credit.

(c) Subsidiaries of AIG are the lenders on this facility.

(d) American General Finance, Inc. is an eligible borrower for up to $400 million only.

Credit Ratings

The cost and availability of unsecured financing for AIG and its subsidiaries are generally dependent on their short- and long-term debt ratings. The following table presents the credit ratings of AIG and certain of its subsidiaries as of February 15, 2008. In parentheses, following the initial occurrence in the table of each rating, is an indication of that rating's relative rank within the agency's rating categories. That ranking refers only to the generic or major rating category and not to the modifiers appended to the rating by the rating agencies to denote relative position within such generic or major category.

	Short-term Debt			Senior Long-term Debt		
	Moody's	S&P	Fitch	Moody's[(a)]	S&P[(b)]	Fitch[(c)]
AIG	P-1 (1st of 3)	A-1+ (1st of 6)	F1+ (1st of 5)	Aa2[(e)](2nd of 9)	AA (2nd of 8)[(f)]	AA (2nd of 9)[(h)]
AIG Financial Products Corp.[(d)]	P-1	A-1+	—	Aa2[(e)]	AA[(f)]	—
AIG Funding, Inc.[(d)]	P-1	A-1+	F1+	—	—	—
ILFC	P-1	A-1+	F1 (1st of 5)	A1 (3rd of 9)	AA- (2nd of 8)[(g)]	A+ (3rd of 9)[(h)]
American General Finance Corporation	P-1	A-1 (1st of 6)	F1	A1	A+ (3rd of 8)	A+[(h)]
American General Finance, Inc.	P-1	A-1	F1	—	—	A+[(h)]

(a) Moody's Investors Service (Moody's) appends numerical modifiers 1, 2 and 3 to the generic rating categories to show relative position within rating categories.

(b) Standard & Poor's, a division of the McGraw-Hill Companies (S&P) ratings may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

(c) Fitch Ratings (Fitch) ratings may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

(d) AIG guarantees all obligations of AIG Financial Products Corp. and AIG Funding, Inc.

(e) Negative rating outlook on Senior Unsecured Debt Ratings. A negative outlook by Moody's indicates that a rating may be lowered but is not necessarily a precursor of a ratings change.

(f) Negative rating outlook on Counterparty Credit Ratings. A negative outlook by S&P indicates that a rating may be lowered but is not necessarily a precursor of a ratings change.

(g) Negative rating outlook on Corporate Credit Rating. A negative outlook by S&P indicates that a rating may be lowered but is not necessarily a precursor of a ratings change.

(h) Issuer Default and Senior Unsecured Debt Ratings on Rating Watch Negative. Rating Watch Negative indicates that a rating has been placed on active rating watch status.

These credit ratings are current opinions of the rating agencies. As such, they may be changed, suspended or withdrawn at any time by the rating agencies as a result of changes in, or unavailability of, information or based on other circumstances. Ratings may also be withdrawn at AIG management's request. This discussion of ratings is not a complete list of ratings of AIG and its subsidiaries.

"Ratings triggers" have been defined by one independent rating agency to include clauses or agreements the outcome of which depends upon the level of ratings maintained by one or more rating agencies. "Ratings triggers" generally relate to events which (i) could result in the termination or limitation of credit availability, or require accelerated repayment, (ii) could result in the termination of business contracts or (iii) could require a company to post collateral for the benefit of counterparties.

AIG believes that any of its own or its subsidiaries' contractual obligations that are subject to "ratings triggers" or financial covenants relating to "ratings triggers" would not have a material adverse effect on its financial condition or liquidity. Ratings downgrades could also trigger the application of termination provisions in certain of AIG's contracts, principally agreements entered into by AIGFP and assumed reinsurance contracts entered into by Transatlantic.

It is estimated that, as of the close of business on February 14, 2008, based on AIGFP's outstanding municipal GIAs and financial derivatives transactions as of such date, a downgrade of AIG's long-term senior debt ratings to 'Aa3' by Moody's or 'AA –' by S&P would permit counterparties to call for approximately $1.39 billion of collateral. Further, additional downgrades could result in requirements for substantial additional collateral, which could have a material effect on how AIGFP manages its liquidity. The actual amount of additional collateral that AIGFP would be required to post to counterparties in the event of such downgrades depends on market conditions, the fair value of the outstanding affected transactions and other factors prevailing at the time of the downgrade. Additional obligations to post collateral would increase the demand on AIGFP's liquidity.

Contractual Obligations

Contractual obligations in total, and by remaining maturity at December 31, 2007 were as follows:

(in millions)	Total Payments	Payments due by Period: Less Than One Year	1-3 Years	3+-5 Years	Over Five Years
Borrowings[(a)]	$ 156,014	$ 43,891	$ 32,261	$26,032	$ 53,830
Interest payments on borrowings	83,551	5,326	8,899	7,073	62,253
Loss reserves[(b)]	85,500	23,513	26,078	12,397	23,512
Insurance and investment contract liabilities[(c)]	645,583	32,359	42,768	42,282	528,174
GIC liabilities[(d)]	29,797	9,266	8,052	3,458	9,021
Aircraft purchase commitments	20,104	4,174	3,852	2,095	9,983
Operating leases	4,426	747	1,041	693	1,945
Other purchase obligations[(e)]	1,091	1,056	35	—	—
Total[(f)]	$1,026,066	$120,332	$122,986	$94,030	$688,718

(a) Excludes commercial paper and borrowings incurred by consolidated investments and includes hybrid financial instrument liabilities recorded at fair value.

(b) Represents future loss and loss adjustment expense payments estimated based on historical loss development payment patterns. Due to the significance of the assumptions used, the periodic amounts presented could be materially different from actual required payments.

(c) Insurance and investment contract liabilities include various investment-type products with contractually scheduled maturities, including periodic payments of a term certain nature. Insurance and investment contract liabilities also include benefit and claim liabilities, of which a significant portion represents policies and contracts that do not have stated contractual maturity dates and may not result in any future payment obligations. For these policies and contracts (i) AIG is currently not making payments until the occurrence of an insurable event, such as death or disability, (ii) payments are conditional on survivorship, or (iii) payment may occur due to a surrender or other non-scheduled event out of AIG's control. AIG has made significant assumptions to determine the estimated undiscounted cash flows of these contractual policy benefits, which assumptions include mortality, morbidity, future lapse rates, expenses, investment returns and interest crediting rates, offset by expected future deposits and premium on in-force policies. Due to the significance of the assumptions used, the periodic amounts presented could be materially different from actual required payments. The amounts presented in this table are undiscounted and therefore exceed the future policy benefits and policyholder contract deposits included in the balance sheet.

(d) Represents guaranteed maturities under GICs.

(e) Includes a $1.0 billion commitment to purchase shares under AIG's share repurchase program which was paid in January 2008 and options to acquire aircraft.

(f) Does not reflect unrecognized tax benefits of $1.3 billion, the timing of which is uncertain. However, it is reasonably possible that $50 million to $150 million may become payable during 2008. See Note 21 to Consolidated Financial Statements for a discussion on unrecognized tax benefits.

Off Balance Sheet Arrangements and Commercial Commitments

Off Balance Sheet Arrangements and Commercial Commitments in total, and by remaining maturity at December 31, 2007 were as follows:

(in millions)	Total Amounts Committed	Amount of Commitment Expiration: Less Than One Year	1-3 Years	3+-5 Years	Over Five Years
Guarantees:					
Liquidity facilities[(a)]	$ 2,495	$ 8	$ 8	$1,503	$ 976
Standby letters of credit	1,713	1,485	42	38	148
Construction guarantees[(b)]	687	—	—	—	687
Guarantees of indebtedness	1,124	106	83	500	435
All other guarantees	767	249	8	35	475
Commitments:					
Investment commitments[(c)]	9,071	3,527	3,604	1,684	256
Commitments to extend credit	1,325	496	591	238	—
Letters of credit	1,196	910	6	121	159
Investment protection agreements[(d)]	11,991	3,088	2,094	855	5,954
Maturity shortening puts[(e)]	2,333	1,234	1,099	—	—
Other commercial commitments	1,269	114	111	83	961
Total[(f)]	$33,971	$11,217	$7,646	$5,057	$10,051

(a) Primarily liquidity facilities provided in connection with certain municipal swap transactions and collateralized bond obligations.

(b) Primarily AIG SunAmerica construction guarantees connected to affordable housing investments.

(c) Includes commitments to invest in limited partnerships, private equity, hedge funds and mutual funds and commitments to purchase and develop real estate in the United States and abroad.

(d) Written generally with respect to investments in hedge funds and funds of hedge funds.

(e) Represents obligations under 2a-7 Puts to purchase certain multi-sector CDOs at pre-determined contractual prices.

(f) Excludes commitments with respect to pension plans. The annual pension contribution for 2008 is expected to be approximately $118 million for U.S. and non-U.S. plans.

Arrangements with Variable Interest Entities

AIG enters into various off-balance-sheet (unconsolidated) arrangements with variable interest entities (VIEs) in the normal course of business. AIG's involvement with VIEs ranges from being a passive investor to designing and structuring, warehousing and managing the collateral of VIEs. AIG engages in transactions with VIEs as part of its investment activities to obtain funding and to facilitate client needs. AIG purchases debt securities (rated and unrated) and equity interests issued by VIEs, makes loans and provides other credit support to VIEs, enters into insurance, reinsurance and derivative transactions and leasing arrangements with VIEs, and acts as the warehouse agent and collateral manager for VIEs.

Under FIN 46(R), AIG consolidates a VIE when it is the primary beneficiary of the entity. The primary beneficiary is the party that either (i) absorbs a majority of the VIE's expected losses; (ii) receives a majority of the VIE's expected residual returns; or (iii) both. For a further discussion of AIG's involvement with VIEs, see Note 7 of Notes to Consolidated Financial Statements.

A significant portion of AIG's overall exposure to VIEs results from AIG Investment's real estate and investment funds.

In certain instances, AIG Investments acts as the collateral manager or general partner of an investment fund, private equity fund or hedge fund. Such entities are typically registered investment companies or qualify for the specialized investment company accounting in accordance with the AICPA Investment Company Audit and Accounting Guide. For investment partnerships, hedge funds and private equity funds, AIG acts as the general partner or manager of the fund and is responsible for carrying out the investment mandate of the VIE. Often, AIG's insurance operations participate in these AIG managed structures as a passive investor in the debt or equity issued by the VIE. Typically, AIG does not provide any guarantees to the investors in the VIE.

The following table summarizes, by investment activity, AIG's involvement with VIEs. Maximum exposure to loss, as detailed in the table below, is considered to be the notional amount of credit lines, guarantees and other credit support, and liquidity facilities, notional amounts of credit default swaps and certain total return swaps, and the amount invested in the debt or equity issued by the VIEs.

As of December 31, (in billions)	Primary Beneficiary Total Assets		Significant Variable Interest Holder* Total Assets	Maximum Exposure to Loss
	2007	2006	2007	2007
Description				
Real estate and investment funds	$21.7	$6.1	$139.0	$18.5
Tax planning VIEs	0.5	1.4	12.1	6.3
CLOs/CDOs/CBOs	0.4	—	107.8	9.7
Affordable housing partnerships	2.7	—	0.9	0.9
Other	1.7	1.6	15.3	9.2
Total	$27.0	$9.1	$275.1	$44.6

* *Includes $2.4 billion of assets held in an unconsolidated SIV sponsored by AIGFP in 2007. As of December 31, 2007, AIGFP's invested assets included $1.7 billion of securities purchased under agreements to resell, commercial paper and medium-term and capital notes issued by this entity.*

Following is additional information concerning AIG's involvement with collateralized debt obligations and its structured investment vehicle.

Collateralized Debt Obligations

In the normal course of its asset management operations, AIG manages or sponsors CDOs which issue debt and equity interests sold to third party investors. AIG's subsidiaries also invest in the debt and equity securities issued by these CDOs as part of their normal investment activities. AIG also invests in and manages CDOs sponsored by third parties, warehouses assets prior to the establishment of and sale of the warehoused assets to a CDO, enters into derivative contracts with CDOs, including credit default swaps, and acts as an asset manager to CDOs.

Categories of assets owned by these CDOs include residential and commercial mortgage and other asset-backed securities, corporate loans, high-yield and high-grade loans and bonds, and credit default contracts, among other assets, that have ratings ranging from AAA to unrated. AIGFP's portfolio of multi-sector CDOs and, to a lesser extent, certain AIG insurance subsidiaries' direct investments in CDOs, have experienced some downgrades within their asset portfolios. AIG does not expect that it will have to consolidate any of these structures.

These CDOs typically are funded with commercial paper, medium and long-term financing and equity with ratings that range from AAA to unrated. AIG has no obligation to purchase, and has not purchased, any commercial paper issued by these CDOs or provided any support to these CDOs in obtaining financing, and does not intend to do so. However, AIGFP has written the 2a-7 Puts which are included as part of its multi-sector credit default swap portfolio. Under the terms of these securities the holders are permitted or required, in certain circumstances, on a regular basis to tender their securities to the issuers at par. If an issuer's remarketing agent is unable to resell the securities so tendered within the maximum interest rate spread range specified in the terms of the securities, AIGFP must purchase the securities at par as long as the securities have not experienced a default. During

2007, AIGFP purchased securities with a principal amount of approximately $754 million in connection with these obligations. In respect of certain of the 2a-7 Puts, AIGFP has contracted with third parties to provide liquidity for the securities if they are put to AIGFP for up to a three-year period. Such liquidity facilities totaled approximately $3 billion at December 31, 2007. As of February 26, 2008, AIGFP has not utilized these liquidity facilities. At December 31, 2007, AIGFP had approximately $6.5 billion of notional exposure on these 2a-7 Puts.

Structured Investment Vehicle

AIGFP sponsors one unconsolidated SIV that invests in variable rate, investment-grade debt securities with a weighted average remaining life of four years at December 31, 2007. Assets of the SIV totaled $2.4 billion at December 31, 2007. Approximately $31.9 million of these assets have been downgraded one notch from Aa3/AA– to A1/A+ by Moody's and S&P, respectively, since the purchase of these assets by the SIV. The SIV funds its assets by issuing secured financing, commercial paper, and medium-term notes that had a weighted-average remaining life of less than six months at December 31, 2007. The mismatch between the weighted average remaining life of the SIV's assets and liabilities has been removed through the funding support from AIGFP described in the next paragraph. The SIV also issued approximately $300 million of capital notes originally rated Baa2 and BBB by Moody's and S&P, respectively, and subsequently downgraded in 2007 to B3 and BB– (credit watch negative), respectively, of which AIGFP owns 12 percent.

At December 31, 2007, AIGFP had $1.7 billion of balance sheet exposure to this SIV representing investments in securities purchased under agreements to resell, commercial paper, and medium-term and capital notes. During the credit market disruptions during the last half of 2007, the SIV experienced difficulty attracting purchasers for its commercial paper and medium-term notes. In January 2008, AIGFP agreed to provide funding support to the SIV, as necessary, to allow the SIV to redeem its commercial paper and medium-term notes as they become due. Moody's affirmed the SIV's senior debt ratings of Aaa. S&P affirmed the SIV's long term issuer credit rating of AAA with a negative outlook and downgraded its capital notes from BB– to CCC– and this rating remains on credit watch negative. AIG does not believe its management of, and current or future investments in, the SIV could have any effect on AIG's debt ratings under any circumstances.

Shareholders' Equity

The changes in AIG's consolidated shareholders' equity during 2007 and 2006 follows:

(in millions)	2007	2006
Beginning of year	**$101,677**	$ 86,317
Net income	**6,200**	14,048
Unrealized appreciation (depreciation) of investments, net of tax	**(5,708)**	1,735
Cumulative translation adjustment, net of tax	**1,185**	936
Dividends to shareholders	**(1,964)**	(1,690)
Payments advanced to purchase shares, net	**(912)**	—
Share purchases	**(5,104)**	—
Other*	**427**	331
End of year	**$ 95,801**	$101,677

* *Reflects the effects of employee stock transactions and cumulative effect of accounting changes.*

As indicated in the table above, a significant portion of the 2007 decrease in AIG's consolidated equity during 2007 was the result of share purchases, substantially all of which were funded from the issuance of hybrid debt securities. The effect of these transactions was to replace high cost equity securities (common stock) with cost efficient hybrid securities, a substantial portion of which is treated as equity capital for the purpose of rating agency leverage calculations.

AIG has in the past reinvested most of its unrestricted earnings in its operations and believes such continued reinvestment in the future will be adequate to meet any foreseeable capital needs. However, AIG may choose from time to time to raise additional funds through the issuance of additional securities.

In February 2007, AIG's Board of Directors adopted a new dividend policy, which took effect with the dividend declared in the second quarter of 2007, providing that under ordinary circumstances, AIG's plan will be to increase its common stock dividend by approximately 20 percent annually. The payment of any dividend, however, is at the discretion of AIG's Board of Directors, and the future payment of dividends will depend on various factors, including the performance of AIG's businesses, AIG's consolidated financial position, results of operations and liquidity and the existence of investment opportunities.

Share Repurchases

From time to time, AIG may buy shares of its common stock for general corporate purposes, including to satisfy its obligations under various employee benefit plans. In February 2007, AIG's Board of Directors increased AIG's share repurchase program by authorizing the purchase of shares with an aggregate purchase price of $8 billion. In November 2007, AIG's Board of Directors authorized the purchase of an additional $8 billion in common stock. From March through December 31, 2007, AIG entered into structured share repurchase arrangements providing for the purchase of shares over time with an aggregate purchase price of

$7 billion, including a $1.0 billion commitment entered into in December 2007 but not funded until January 2008.

A total of 76,361,209 shares were purchased during 2007. The portion of the payments advanced by AIG under the structured share repurchase arrangements that had not yet been utilized to repurchase shares at December 31, 2007, amounting to $912 million, has been recorded as a component of shareholders' equity under the caption, Payments advanced to purchase shares. Purchases have continued subsequent to December 31, 2007, with an additional 12,196,187 shares purchased from January 1 through February 15, 2008. All shares purchased are recorded as treasury stock at cost.

At February 15, 2008, $10.25 billion was available for purchases under the aggregate authorization. AIG does not expect to purchase additional shares under its share repurchase program for the foreseeable future, other than to meet commitments that existed at December 31, 2007.

Dividends from Insurance Subsidiaries

Payments of dividends to AIG by its insurance subsidiaries are subject to certain restrictions imposed by regulatory authorities. With respect to AIG's domestic insurance subsidiaries, the payment of any dividend requires formal notice to the insurance department in which the particular insurance subsidiary is domiciled. Under the laws of many states, an insurer may pay a dividend without prior approval of the insurance regulator when the amount of the dividend is below certain regulatory thresholds. Other foreign jurisdictions, notably Bermuda, Japan, Hong Kong, Taiwan, the U.K., Thailand and Singapore, may restrict the ability of AIG's foreign insurance subsidiaries to pay dividends. Largely as a result of these restrictions, approximately 81 percent of the aggregate equity of AIG's consolidated subsidiaries was restricted from immediate transfer to AIG parent at December 31, 2007. See Regulation and Supervision herein. AIG cannot predict how recent regulatory investigations may affect the ability of its regulated subsidiaries to pay dividends. To AIG's knowledge, no AIG company is currently on any regulatory or similar "watch list" with regard to solvency. See also Liquidity herein, Note 12 to Consolidated Financial Statements and Item 1A. Risk Factors — Liquidity.

Regulation and Supervision

AIG's insurance subsidiaries, in common with other insurers, are subject to regulation and supervision by the states and jurisdictions in which they do business. In the United States, the NAIC has developed Risk-Based Capital (RBC) requirements. RBC relates an individual insurance company's statutory surplus to the risk inherent in its overall operations.

AIG's insurance subsidiaries file financial statements prepared in accordance with statutory accounting practices prescribed or permitted by domestic and foreign insurance regulatory authorities. The principal differences between statutory financial statements and financial statements prepared in accordance with U.S. GAAP for domestic companies are that statutory financial statements do not reflect DAC, some bond portfolios may be carried at amortized cost, assets and liabilities are presented net of reinsurance, policyholder liabilities are valued using more conservative assumptions and certain assets are non-admitted.

In connection with the filing of the 2005 statutory financial statements for AIG's Domestic General Insurance companies, AIG agreed with the relevant state insurance regulators on the statutory accounting treatment of various items. The regulatory authorities have also permitted certain of the domestic and foreign insurance subsidiaries to support the carrying value of their investments in certain non-insurance and foreign insurance subsidiaries by utilizing the AIG audited consolidated financial statements to satisfy the requirement that the U.S. GAAP-basis equity of such entities be audited. In addition, the regulatory authorities have permitted the Domestic General Insurance companies to utilize audited financial statements prepared on a basis of accounting other than U.S. GAAP to value investments in joint ventures, limited partnerships and hedge funds. AIG has received similar permitted practices authorizations from insurance regulatory authorities in connection with the 2007 and 2006 statutory financial statements. These permitted practices did not affect the Domestic General Insurance companies' compliance with minimum regulatory capital requirements.

Statutory capital of each company continued to exceed minimum company action level requirements following the adjustments, but AIG nonetheless contributed an additional $750 million of capital into American Home effective September 30, 2005 and contributed a further $2.25 billion of capital in February 2006 for a total of approximately $3 billion of capital into Domestic General Insurance subsidiaries effective December 31, 2005. To enhance their current capital positions, AIG suspended dividends from the DBG companies from the fourth quarter 2005 through 2006, dividend payments resumed in the first quarter of 2007. AIG believes it has the capital resources and liquidity to fund any necessary statutory capital contributions.

As discussed under Item 3. Legal Proceedings, various regulators have commenced investigations into certain insurance business practices. In addition, the OTS and other regulators routinely conduct examinations of AIG and its subsidiaries, including AIG's consumer finance operations. AIG cannot predict the ultimate effect that these investigations and examinations, or any additional regulation arising therefrom, might have on its business. Federal, state or local legislation may affect AIG's ability to operate and expand its various financial services businesses, and changes in the current laws, regulations or interpretations thereof may have a material adverse effect on these businesses.

AIG's U.S. operations are negatively affected under guarantee fund assessment laws which exist in most states. As a result of operating in a state which has guarantee fund assessment laws, a solvent insurance company may be assessed for certain obligations arising from the insolvencies of other insurance companies which operated in that state. AIG generally records these assessments upon notice. Additionally, certain states permit at least a portion of the assessed amount to be used as a credit against a company's future premium tax liabilities. Therefore, the ultimate net assessment cannot reasonably be estimated. The guarantee fund assessments net of credits recognized in 2007, 2006 and 2005, respectively, were $87 million, $97 million and $124 million.

AIG is also required to participate in various involuntary pools (principally workers compensation business) which provide insurance coverage for those not able to obtain such coverage in the voluntary markets. This participation is also recorded upon notification, as these amounts cannot reasonably be estimated.

A substantial portion of AIG's General Insurance business and a majority of its Life Insurance & Retirement Services business are conducted in foreign countries. The degree of regulation and supervision in foreign jurisdictions varies. Generally, AIG, as well as the underwriting companies operating in such jurisdictions, must satisfy local regulatory requirements. Licenses issued by foreign authorities to AIG subsidiaries are subject to modification and revocation. Thus, AIG's insurance subsidiaries could be prevented from conducting future business in certain of the jurisdictions where they currently operate. AIG's international operations include operations in various developing nations. Both current and future foreign operations could be adversely affected by unfavorable political developments up to and including nationalization of AIG's operations without compensation. Adverse effects resulting from any one country may affect AIG's results of operations, liquidity and financial condition depending on the magnitude of the event and AIG's net financial exposure at that time in that country.

Foreign insurance operations are individually subject to local solvency margin requirements that require maintenance of adequate capitalization, which AIG complies with by country. In addition, certain foreign locations, notably Japan, have established regulations that can result in guarantee fund assessments. These have not had a material effect on AIG's financial condition or results of operations.

Liquidity

AIG manages liquidity at both the subsidiary and parent company levels. At December 31, 2007, AIG's consolidated invested assets included $65.6 billion in cash and short-term investments. Consolidated net cash provided from operating activities in 2007 amounted to $35.2 billion. At both the subsidiary and parent company level, liquidity management activities are intended to preserve and enhance funding stability, flexibility, and diversity through a wide range of potential operating environments and market conditions.

As a result of market disruption in the credit markets, AIG took steps to enhance the liquidity of its portfolios. Cash and short-term investments increased in all of AIG's major operating segments. In addition, AIG created an interdisciplinary Liquidity Risk Committee to measure, monitor, control and aggregate liquidity risks across AIG. While this Committee's responsibilities are broad, the Committee's initial focus is on portfolios with shorter-term contractual liabilities, such as securities lending in the United States and retail deposit-like products in the United Kingdom.

Management believes that AIG's liquid assets, cash provided by operations and access to the capital markets will enable it to meet its anticipated cash requirements, including the funding of increased dividends under AIG's current dividend policy. See also Item 1A. Risk Factors — Liquidity and Risk Management herein.

Insurance Operations

Insurance operating cash flow is derived from two sources, underwriting operations and investment operations. Cash flow from underwriting operations includes collections of periodic premiums and policyholders' contract deposits, and paid loss recoveries, less reinsurance premiums, losses, benefits, and acquisition and operating expenses. Generally, there is a time lag from when premiums are collected and losses and benefits are paid. Investment cash flow is primarily derived from interest and dividends received and includes realized capital gains net of realized capital losses.

Liquid assets include cash and short-term investments, fixed maturities that are not designated as held to maturity, and publicly traded equity securities. At December 31, 2007 and 2006, AIG's insurance operations had liquid assets of $476.1 billion and $428.4 billion, respectively. The portion of liquid assets comprised of cash and short-term investments was $45.5 billion and $19.9 billion at December 31, 2007 and 2006, respectively. At December 31, 2007, $380.9 billion, or 95 percent of the fixed maturity investments that were not designated as held to maturity in AIG's insurance company general account portfolios were rated investment grade. Given the size and liquidity profile of AIG's investment portfolios, AIG believes that deviations from its projected claim experience do not constitute a significant liquidity risk. AIG's asset/liability management process takes into account the expected maturity of investments and expected benefit payments and policy surrenders as well as the specific nature and risk profile of these liabilities. Historically, there has been no significant variation between the expected maturities of AIG's investments and the payment of claims.

See also Operating Review — General Insurance Operations — General Insurance Net Investment Income and Life Insurance & Retirement Services Operations — Life Insurance & Retirement Services Net Investment Income and Realized Capital Gains (Losses) herein.

General Insurance

General Insurance operating cash flow is derived from underwriting and investment activities. With respect to General Insurance operations, if paid losses accelerated beyond AIG's ability to fund such paid losses from current operating cash flows, AIG might need to liquidate a portion of its General Insurance investment portfolio and/or arrange for financing. A liquidity strain could result from the occurrence of several significant catastrophic events in a relatively short period of time. Additional strain on liquidity could occur if the investments liquidated to fund such paid losses were sold into a depressed market place and/or reinsurance recoverable on such paid losses became uncollectible or collateral supporting such reinsurance recoverable significantly decreased in value.

Life Insurance & Retirement Services

Life Insurance & Retirement Services operating cash flow is derived from underwriting and investment activities. If a substantial portion of the Life Insurance & Retirement Services operations bond portfolio diminished significantly in value and/or defaulted, AIG might need to liquidate other portions of its Life Insurance & Retirement Services investment portfolio and/or arrange financing. Possible events causing such a liquidity strain could include economic collapse of a nation or region in which Life Insurance & Retirement Services operations exist, nationalization, catastrophic terrorist acts, or other economic or political upheaval. In addition, a significant rise in interest rates in a particular region or regions leading to a major increase in policyholder surrenders could also create a liquidity strain.

Financial Services

AIG's major Financial Services operating subsidiaries consist of AIGFP, ILFC, AGF and AIGCFG. Sources of funds considered in meeting the liquidity needs of AIGFP's operations include GIAs, issuance of long- and short-term debt, proceeds from maturities, sales of securities available for sale and securities and spot commodities leased or sold under repurchase agreements. ILFC, AGF and AIGCFG utilize the commercial paper markets, bank loans and bank credit facilities as sources of liquidity. ILFC and AGF also fund in the domestic and international capital markets without reliance on any guarantee from AIG. An additional source of liquidity for ILFC is the use of export credit facilities. AIGCFG also uses wholesale and retail bank deposits as sources of funds. On occasion, AIG has provided equity capital to ILFC, AGF and AIGCFG and provides intercompany loans to AIGCFG.

Financial Services liquidity could be impaired by an inability to access the capital markets or by collateral calls. The credit default swaps written by AIGFP on super senior tranches of multi-sector CDOs require, in most cases, physical settlement following an event constituting a failure to pay in respect of the underlying super senior CDO securities. The majority of the other credit default swaps are cash settled, whereby AIGFP would be required upon an event constituting a failure to pay in respect of the underlying super senior CDO securities to make cash payments to the counterparty equal to any actual losses that attach to the super senior risk layer, rather than to purchase the reference obligation. Additionally, certain of the credit default swaps are subject to collateral call provisions. In the case of such swaps written on CDOs, the amount of the collateral to be posted is determined based on the value of the CDO securities referenced in the documentation for the credit default swaps.

Asset Management

Asset Management's sources of funds include cash flows from investment management fees, carried interest and returns on various investments. These investments are financed through the issuance of AIG debt in the MIP, the issuance of GICs and funding from AIG. From time to time, AIG Investments utilizes temporary debt funding from AIG primarily to acquire warehoused investments. Subsequent to the initial investment, there are generally no liquidity demands with respect to these warehoused investments. To the extent adverse market conditions prevent AIG Investments from transferring or otherwise divesting these warehoused investments, repayment of the temporary equity funding provided by AIG would be delayed until the investment is transferred or otherwise divested.

AIG Investments incurs expenses associated with cash outflows from the operation of its business, including costs related to portfolio management and related back and middle office costs. In addition, cash is used in association with investment warehousing activities wherein AIG Investments funds and temporarily holds an investment until transferred, sold or otherwise divested.

Cash needs for the Spread-Based Investment business are principally the result of GIC maturities. Significant blocks of the GIC portfolio will mature over the next five years. AIG utilizes asset liability matching to control liquidity risks associated with this business. In addition, AIG believes that its products incorporate certain restrictions which encourage persistency, limiting the magnitude of unforeseen early surrenders in the GIC portfolio.

Liquidity for Asset Management operations can be affected by significant credit or geopolitical events that might cause a delay in fund closings, securitizations or an inability of AIG's clients to fund their capital commitments.

AIG (Parent Company)

The liquidity of the parent company is principally derived from its subsidiaries. The primary sources of cash flow are dividends and other payments from its regulated and unregulated subsidiaries, as well as issuance of debt securities. Primary uses of cash flow are for debt service, subsidiary funding, shareholder dividend payments and common stock repurchases. In 2007, AIG parent collected $4.9 billion in dividends and other payments from subsidiaries (primarily from insurance company subsidiaries), issued $11.7 billion of debt and retired $865 million of debt, excluding MIP and Series AIGFP debt. AIG parent also advanced $6 billion for structured share repurchase arrangements. Excluding MIP and Series AIGFP debt, AIG parent made interest payments totaling $550 million, made $5.90 billion in capital contributions to subsidiaries, and paid $1.93 billion in dividends to shareholders in 2007. In February 2008, AIG contributed approximately $445 million in the form of forgiveness of Federal income tax recoverables to certain domestic general insurance subsidiaries and $500 million to certain domestic life insurance subsidiaries, both effective December 31, 2007.

AIG parent funds its short-term working capital needs through commercial paper issued by AIG Funding. As of December 31, 2007, AIG Funding had $4.2 billion of commercial paper outstanding with an average maturity of 29 days. As additional liquidity, AIG parent and AIG Funding maintain committed revolving credit facilities that, as of December 31, 2007, had an aggregate of $9.3 billion available to be drawn, and which are summarized above under Revolving Credit Facilities.

At the parent company level, liquidity management activities are conducted in a manner intended to preserve and enhance funding stability, flexibility, and diversity through the full range of potential operating environments and market conditions. Assessing liquidity risk involves forecasting of cash inflows and outflows on both a short- and long-term basis. Corporate Treasury is responsible for formulating the parent company's liquidity and contingency planning efforts, as well as for execution of AIG's specific funding activities. Through active liquidity management, AIG seeks to retain stable, reliable and cost-effective funding sources. In addition to current liquidity requirements, factors which affect funding decisions include market conditions, prevailing interest rates and the desired maturity profile of liabilities. The objectives of contingency planning are to ensure maintenance of appropriate liquidity during normal and stressed periods, to measure and project funding requirements during periods of stress, and to manage access to funding sources. Diversification of funding sources is an important element of AIG's liquidity risk management approach.

AIG's liquidity could be impaired by an inability to access the capital markets or by unforeseen significant outflows of cash. This situation may arise due to circumstances that AIG may be unable to control, such as a general market disruption or an operational problem that affects third parties or AIG. Regulatory and other legal restrictions may limit AIG's ability to transfer funds freely, either to or from its subsidiaries. In particular, many of AIG's subsidiaries, including its insurance subsidiaries, are subject to laws and regulations that authorize regulatory bodies to block or reduce the flow of funds to the parent holding company, or that prohibit such transfers altogether in certain circumstances. These laws and regulations may hinder AIG's ability to access funds that it may need to make payments on its obligations. Because of the wide geographic profile of AIG's regulated subsidiaries, management believes that these cash flows represent a diversified source of liquidity for AIG. For a further discussion of the regulatory environment in which AIG subsidiaries operate and other issues affecting AIG's liquidity, see Item 1A. Risk Factors.

Invested Assets

The following tables summarize the composition of AIG's invested assets by segment:

(in millions)	General Insurance	Life Insurance & Retirement Services	Financial Services	Asset Management	Other	Total
2007						
Fixed maturities:						
Bonds available for sale, at fair value	$ 74,057	$294,162	$ 1,400	$27,753	$ —	$397,372
Bonds held to maturity, at amortized cost	21,355	1	—	225	—	21,581
Bond trading securities, at fair value	—	9,948	—	34	—	9,982
Equity securities:						
Common stocks available for sale, at fair value	5,599	11,616	—	609	76	17,900
Common and preferred stocks trading, at fair value	321	21,026	—	29	—	21,376
Preferred stocks available for sale, at fair value	1,885	477	8	—	—	2,370
Mortgage and other loans receivable, net of allowance	13	24,851	1,365	7,442	56	33,727
Financial services assets:						
Flight equipment primarily under operating leases, net of accumulated depreciation	—	—	41,984	—	—	41,984
Securities available for sale, at fair value	—	—	40,305	—	—	40,305
Trading securities, at fair value	—	—	4,197	—	—	4,197
Spot commodities	—	—	238	—	—	238
Unrealized gain on swaps, options and forward transactions	—	—	17,134	—	(692)	16,442
Trade receivables	—	—	6,467	—	—	6,467
Securities purchased under agreements to resell, at contract value	—	—	20,950	—	—	20,950
Finance receivables, net of allowance	—	5	31,229	—	—	31,234
Securities lending invested collateral, at fair value	5,031	57,471	148	13,012	—	75,662
Other invested assets	11,895	19,015	3,663	17,261	6,989	58,823
Short-term investments, at cost	7,356	25,236	12,249	4,919	1,591	51,351
Total investments and financial services assets as shown on the balance sheet	127,512	463,808	181,337	71,284	8,020	851,961
Cash	497	1,000	389	269	129	2,284
Investment income due and accrued	1,431	4,728	29	401	(2)	6,587
Real estate, net of accumulated depreciation	349	976	17	89	231	1,662
Total invested assets*	$129,789	$470,512	$181,772	$72,043	$8,378	$862,494

** At December 31, 2007, approximately 65 percent and 35 percent of invested assets were held in domestic and foreign investments, respectively.*

Management's Discussion and Analysis of Financial Condition and Results of Operations *Continued*

(in millions)	General Insurance	Life Insurance & Retirement Services	Financial Services	Asset Management	Other	Total
2006						
Fixed maturities:						
Bonds available for sale, at fair value	$ 67,994	$288,018	$ 1,357	$29,500	$ —	$386,869
Bonds held to maturity, at amortized cost	21,437	—	—	—	—	21,437
Bond trading securities, at fair value	1	10,835	—	—	—	10,836
Equity securities:						
Common stocks available for sale, at fair value	4,245	8,705	—	226	80	13,256
Common stocks trading, at fair value	350	14,505	—	—	—	14,855
Preferred stocks available for sale, at fair value	1,884	650	5	—	—	2,539
Mortgage and other loans receivable, net of allowance	17	21,043	2,398	4,884	76	28,418
Financial services assets:						
Flight equipment primarily under operating leases, net of accumulated depreciation	—	—	39,875	—	—	39,875
Securities available for sale, at fair value	—	—	47,205	—	—	47,205
Trading securities, at fair value	—	—	5,031	—	—	5,031
Spot commodities	—	—	220	—	—	220
Unrealized gain on swaps, options and forward transactions	—	—	19,607	—	(355)	19,252
Trade receivables	—	—	4,317	—	—	4,317
Securities purchased under agreements to resell, at contract value	—	—	30,291	—	—	30,291
Finance receivables, net of allowance	—	—	29,573	—	—	29,573
Securities lending invested collateral, at fair value	5,376	50,099	76	13,755	—	69,306
Other invested assets	9,207	13,962	2,212	13,198	3,532	42,111
Short-term investments, at cost	3,281	15,192	2,807	6,198	5	27,483
Total investments and financial services assets as shown on the balance sheet	113,792	423,009	184,974	67,761	3,338	792,874
Cash	334	740	390	118	8	1,590
Investment income due and accrued	1,363	4,378	23	326	1	6,091
Real estate, net of accumulated depreciation	570	698	17	75	26	1,386
Total invested assets[(a)(b)]	$116,059	$428,825	$185,404	$68,280	$3,373	$801,941

(a) Certain reclassifications and format changes have been made to prior period amounts to conform to the current period presentation.
(b) At December 31, 2006, approximately 68 percent and 32 percent of invested assets were held in domestic and foreign investments, respectively.

Investment Strategy

AIG's investment strategies are tailored to the specific business needs of each operating unit. The investment objectives are driven by the business model for each of the businesses: General Insurance, Life Insurance, Retirement Services and Asset Management's Spread-Based Investment business. The primary objectives are in terms of preservation of capital, growth of surplus and generation of investment income to support the insurance products. At the local operating unit level, the strategies are based on considerations that include the local market, liability duration and cash flow characteristics, rating agency and regulatory capital considerations, legal investment limitations, tax optimization and diversification. In addition to local risk management considerations, AIG's corporate risk management guidelines impose limitations on concentrations to promote diversification by industry, asset class and geographic sector.

The amortized cost or cost and estimated fair value of AIG's available for sale and held to maturity securities at December 31, 2007 and 2006 were as follows:

(in millions)	December 31, 2007*				December 31, 2006			
	Amortized Cost or Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost or Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale:*								
U.S. government and government sponsored entities	**$ 7,956**	**$ 333**	**$ 37**	**$ 8,252**	$ 7,667	$ 221	$ 140	$ 7,748
Obligations of states, municipalities and political subdivisions	**46,087**	**927**	**160**	**46,854**	59,785	1,056	210	60,631
Non-U.S. governments	**67,023**	**3,920**	**743**	**70,200**	62,860	5,461	437	67,884
Corporate debt	**239,822**	**6,216**	**4,518**	**241,520**	257,383	7,443	2,536	262,290
Mortgage-backed, asset-backed and collateralized	**140,982**	**1,221**	**7,703**	**134,500**	104,687	502	362	104,827
Total bonds	**$501,870**	**$12,617**	**$13,161**	**$501,326**	$492,382	$14,683	$3,685	$503,380
Equity securities	**15,188**	**5,545**	**463**	**20,270**	13,147	2,807	159	15,795
Total	**$517,058**	**$18,162**	**$13,624**	**$521,596**	$505,529	$17,490	$3,844	$519,175
Held to maturity:*								
Bonds — Obligations of states, municipalities and political subdivisions	**$ 21,581**	**$ 609**	**$ 33**	**$ 22,157**	$ 21,437	$ 731	$ 14	$ 22,154

** At December 31, 2007 and 2006, fixed maturities held by AIG that were below investment grade or not rated totaled $27.0 billion and $26.6 billion, respectively.*

AIG's held to maturity and available for sale fixed maturity investments totaled $523.5 billion at December 31, 2007, compared to $525.5 billion at December 31, 2006. At December 31, 2007, approximately 63 percent of the fixed maturities investments were in domestic portfolios. Approximately 53 percent of such domestic securities were rated AAA by one or more of the principal rating agencies. Approximately five percent were below investment grade or not rated. AIG's investment decision process relies primarily on internally generated fundamental analysis and internal risk ratings. Third party rating services' ratings and opinions provide one source of independent perspectives for consideration in the internal analysis.

A significant portion of the foreign fixed income portfolio is rated by Moody's, S&P or similar foreign rating services. Rating services are not available in all overseas locations. The Credit Risk Committee (CRC) closely reviews the credit quality of the foreign portfolio's non-rated fixed income investments. At December 31, 2007, approximately 19 percent of the foreign fixed income investments were either rated AAA or, on the basis of AIG's internal analysis, were equivalent from a credit standpoint to securities so rated. Approximately five percent were below investment grade or not rated at that date. A large portion (approximately one third) of the foreign fixed income portfolio is sovereign fixed maturity securities supporting the policy liabilities in the country of issuance.

The credit ratings of AIG's fixed maturity investments, other than those of AIGFP, at December 31, 2007 and 2006 were as follows:

Rating	2007	2006
AAA	**38%**	37%
AA	**28**	26
A	**18**	20
BBB	**11**	12
Below investment grade	**4**	4
Non-rated	**1**	1
Total	**100%**	100%

The industry categories of AIG's available for sale corporate debt securities at December 31, 2007 were as follows:

Industry Category	Percentage
Industrials	47%
Financial Institutions	42
Utilities/Other	11
Total*	100%

** At December 31, 2007 approximately 95% of these investments were rated investment grade.*

The amortized cost, gross unrealized gains (losses) and fair value of AIG's investments in mortgage-backed, asset-backed and collateralized securities at December 31, 2007 were as follows:

	December 31, 2007			
(in millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
AIG, excluding AIGFP:				
RMBS	$ 89,851	$ 433	$5,504	$ 84,780
CMBS	23,918	237	1,156	22,999
CDO/ABS	10,844	196	593	10,447
Subtotal, excluding AIGFP	124,613	866	7,253	118,226
Total AIGFP investments in mortgage-backed, asset-backed and collateralized securities	16,369	355	450	16,274
Total	$140,982	$1,221	$7,703	$134,500

Investments in Residential Mortgage-Backed Securities

As part of its strategy to diversify its investments, AIG invests in various types of securities, including residential mortgage-backed securities (RMBS).

The amortized cost, gross unrealized gains (losses) and estimated fair value of AIG's investments in RMBS securities, other than those of AIGFP, at December 31, 2007 were as follows:

	December 31, 2007				
(in millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Percent of Total
Residential mortgage-backed securities:					
U.S. agencies	$14,575	$320	$ 70	$14,825	17%
Prime non-agency[(a)]	21,552	72	550	21,074	25
Alt-A	25,349	17	1,620	23,746	28
Other housing-related[(b)]	4,301	2	357	3,946	5
Subprime	24,074	22	2,907	21,189	25
Total	$89,851	$433	$ 5,504	$84,780	100%

(a) Includes foreign and jumbo RMBS-related securities.

(b) Primarily wrapped second-lien.

AIG's operations, other than AIGFP, held investments in RMBS with an estimated fair value of $84.8 billion at December 31, 2007, or approximately 10 percent of AIG's total invested assets. In addition, AIG's insurance operations held investments with a fair value totaling $4.0 billion in CDOs, of which $58 million included some level of subprime exposure. AIG's RMBS investments are predominantly in highly-rated tranches that contain substantial protection features through collateral subordination. At December 31, 2007, approximately 92 percent of these investments were rated AAA, and approximately 6 percent were rated AA by one or more of the principal rating agencies. AIG's investments rated BBB or below totaled $621 million, or less than 0.1 percent of AIG's total invested assets at December 31, 2007. As of February 25, 2008, $3.6 billion of AIG's RMBS backed primarily by subprime collateral had been downgraded as a result of rating agency actions since January 1, 2008, and $6 million of such investments had been upgraded. Subsequent to December 31, 2007, rating agencies have placed on watch for downgrade a majority of 2006 and 2007 vintage AAA-rated subprime RMBS in the market. For AIG, $9.7 billion was on watch for downgrade.

The fair value of AIG's RMBS investments, other than those of AIGFP, at December 31, 2007 by year of vintage and credit rating were as follows:

	Year of Vintage						
(in millions)	Prior	2003	2004	2005	2006	**2007**	Total
Rating:							
AAA	$4,053	$6,202	$7,070	$16,011	$25,392	**$18,937**	$77,665
AA	63	785	555	1,092	2,117	**512**	5,124
A	46	242	345	480	248	**138**	1,499
BBB and below	—	53	74	214	114	**37**	492
Total	$4,162	$7,282	$8,044	$17,797	$27,871	**$19,624**	$84,780

The fair value of AIG's Alt-A investments included in the RMBS investments above, other than those of AIGFP, at December 31, 2007 by year of vintage and credit rating were as follows:

	Year of Vintage						
(in millions)	Prior	2003	2004	2005	2006	**2007**	Total
Rating:							
AAA	$208	$623	$ 960	$4,899	$9,301	**$6,512**	$22,503
AA	23	199	150	391	117	**11**	891
A	1	37	51	137	48	**6**	280
BBB and below	—	11	19	36	6	**—**	72
Total	$232	$870	$1,180	$5,463	$9,472	**$6,529**	$23,746

The fair value of AIG's subprime RMBS investments, other than those of AIGFP, at December 31, 2007 by year of vintage and credit rating were as follows:

	Year of Vintage						
(in millions)	Prior	2003	2004	2005	2006	**2007**	Total
Rating:							
AAA	$127	$362	$557	$5,403	$7,926	**$4,081**	$18,456
AA	6	35	116	277	1,562	**357**	2,353
A	10	82	100	120	34	**26**	372
BBB and below	—	—	—	8	—	**—**	8
Total	$143	$479	$773	$5,808	$9,522	**$4,464**	$21,189

AIG's underwriting practices for investing in RMBS, other asset-backed securities and CDOs take into consideration the quality of the originator, the manager, the servicer, security credit ratings, underlying characteristics of the mortgages, borrower characteristics, and the level of credit enhancement in the transaction. AIG's strategy is typically to invest in securities rated AA or better and create diversification across multiple underlying asset classes.

General Insurance Invested Assets

In AIG's General Insurance business, the duration of liabilities for long-tail casualty lines is greater than other lines. As differentiated from the Life Insurance & Retirement Services companies, the focus is not on asset-liability matching, but on preservation of capital and growth of surplus.

Fixed income holdings of the Domestic General Insurance companies are comprised primarily of tax-exempt securities, which provide attractive risk-adjusted after-tax returns. These high quality municipal investments have an average rating of AA.

Fixed income assets held in Foreign General Insurance are of high quality and short to intermediate duration, averaging 3.6 years compared to 7.0 years for those in Domestic General Insurance.

While invested assets backing reserves are invested in conventional fixed income securities in Domestic General Insurance, a modest portion of surplus is allocated to large capitalization, high-dividend, public equity strategies and to alternative investments, including private equity and hedge funds. These investments have provided a combination of added diversification and attractive long-term returns.

General Insurance invested assets grew by $13.7 billion, or 12 percent, during 2007 as bond holdings grew by $6 billion. Listed equity holdings grew by $1.3 billion.

Life Insurance & Retirement Services Invested Assets

With respect to Life Insurance & Retirement Services, AIG uses asset-liability management as a tool worldwide in the life insurance business to influence the composition of the invested assets and appropriate marketing strategies. AIG's objective is to maintain a matched asset-liability structure. However, in certain markets, the absence of long-dated fixed income investment instruments may preclude a matched asset-liability position. In addition, AIG may occasionally determine that it is economically advantageous to be temporarily in an unmatched position. To the extent that AIG has maintained a matched asset-liability structure, the economic effect of interest rate fluctuations is partially mitigated.

AIG's investment strategy for the Life Insurance & Retirement Services segment is to produce cash flows greater than maturing insurance liabilities. AIG actively manages the asset-liability relationship in its foreign operations, even though certain territories lack qualified long-term investments or certain local regulatory authorities may impose investment restrictions. For example, in several Southeast Asian countries, the duration of investments is shorter than the effective maturity of the related policy liabilities. Therefore, there is risk that the reinvestment of the proceeds at the maturity of the initial investments may be at a yield below that of the interest required for the accretion of the policy liabilities. Additionally, there exists a future investment risk associated with certain policies currently in-force which will have premium receipts in the future. That is, the investment of these future premium receipts may be at a yield below that required to meet future policy liabilities.

AIG actively manages the interest rate assumptions and crediting rates used for its new and in force business. Business strategies continue to evolve to maintain profitability of the overall business. In some countries, new products are being introduced with minimal investment guarantees, resulting in a shift toward investment-linked savings products and away from traditional savings products with higher guarantees.

The investment of insurance cash flows and reinvestment of the proceeds of matured securities and coupons requires active management of investment yields while maintaining satisfactory investment quality and liquidity.

AIG may use alternative investments, including equities, real estate and foreign currency denominated fixed income instruments in certain foreign jurisdictions where interest rates remain low and there are limited long-dated bond markets to extend the duration or increase the yield of the investment portfolio to more closely match the requirements of the policyholder liabilities and DAC recoverability. This strategy has been effectively used in Japan and more recently by Nan Shan in Taiwan. In Japan, foreign assets, excluding those matched to foreign liabilities, were approximately 31 percent of statutory assets, which is below the maximum allowable percentage under current local regulation. Foreign assets comprised approximately 33 percent of Nan Shan's invested assets at December 31, 2007, slightly below the maximum allowable percentage under current local regulation. The majority of Nan Shan's in-force policy portfolio is traditional life and endowment insurance products with implicit interest rate guarantees. New business with lower interest rate guarantees are gradually reducing the overall interest requirements, but asset portfolio yields have declined faster due to the prolonged low interest rate environment. As a result, although the investment margins for a large block of in-force policies are negative, the block remains profitable overall because the mortality and expense margins presently exceed the negative investment spread. In response to the low interest rate environment and the volatile exchange rate of the Taiwanese dollar, Nan Shan is emphasizing new products with lower implied guarantees, including participating endowments and investment-linked products. Although the risks of a continued low interest rate environment coupled with a volatile Taiwanese dollar could increase net liabilities and require additional capital to maintain adequate local solvency margins, Nan Shan currently believes it has adequate resources to meet all future policy obligations.

AIG actively manages the asset-liability relationship in its domestic operations. This relationship is more easily managed through the availability of qualified long-term investments.

A number of guaranteed benefits, such as living benefits or guaranteed minimum death benefits, are offered on certain variable life and variable annuity products. AIG manages its exposure resulting from these long-term guarantees through reinsurance or capital market hedging instruments.

AIG invests in equities for various reasons, including diversifying its overall exposure to interest rate risk. Available for sale bonds and equity securities are subject to declines in fair value. Such declines in fair value are presented in unrealized appreciation or depreciation of investments, net of taxes, as a component of Accumulated other comprehensive income. Declines that are determined to be other-than-temporary are reflected in income in the period in which the intent to hold the securities to recovery no longer exists. See Valuation of Invested Assets herein. Generally, insurance regulations restrict the types of assets in which an insurance company may invest. When permitted by regulatory authorities and when deemed necessary to protect insurance assets, including invested assets, from adverse movements in foreign currency exchange rates, interest rates and equity prices, AIG and its insurance subsidiaries may enter into derivative transactions as end users to hedge their exposures. For a further discussion of AIG's use of derivatives, see Risk Management — Credit Risk Management — Derivatives herein.

In certain jurisdictions, significant regulatory and/or foreign governmental barriers exist which may not permit the immediate free flow of funds between insurance subsidiaries or from the insurance subsidiaries to AIG parent. For a discussion of these restrictions, see Item 1. Business — Regulation.

Life Insurance & Retirement Services invested assets grew by $41.7 billion, or 10 percent, during 2007 as bond holdings grew by $5.3 billion, and listed equity holdings grew by $9.3 billion, or 39 percent.

Financial Services Invested Assets

Financial Services Securities

Financial Services securities available for sale of $40.3 billion at December 31, 2007 is predominantly a diversified portfolio of high-grade fixed income securities where the individual securities have varying degrees of credit risk. At December 31, 2007, the average credit rating of this portfolio was in the AA+ category or the equivalent thereto as determined through rating agencies or internal review. AIGFP has also entered into credit derivative transactions to economically hedge its credit risk associated with $82 million of these securities. Securities deemed below investment grade at December 31, 2007 totalled $797 million in fair value, representing two percent of Financial Services securities available for sale. There have been no significant downgrades of these securities through February 15, 2008.

AIGFP's management objective is to minimize interest rate, currency, commodity and equity risks associated with its securities available for sale. When AIGFP purchases a security for its securities available for sale investment portfolio, it simultaneously enters into an offsetting hedge such that the payment terms of the hedging transaction offset the payment terms of the investment security. This achieves the economic result of converting the return on the underlying security to U.S. dollar LIBOR plus or minus a spread based on the underlying profit on each security on the initial trade date. The market risk associated with such hedges is managed on a portfolio basis.

Because hedge accounting treatment was not applied in 2006, the unrealized gains and losses on the derivative transactions with unaffiliated third parties were reflected in operating income. The unrealized gains and losses on the underlying securities available for sale resulting from changes in interest rates and currency rates and commodity and equity prices were included in accumulated other comprehensive income (loss), or in operating income, as appropriate. When a security is sold, the realized gain or loss with respect to this security is included in operating income.

Securities purchased under agreements to resell are treated as collateralized financing transactions. AIGFP takes possession of or obtains a security interest in securities purchased under agreements to resell.

Capital Markets

AIGFP uses the proceeds from the issuance of notes and bonds and GIAs to invest in a diversified portfolio of securities, including securities available for sale, and derivative transactions. The funds may also be invested in securities purchased under agreements to resell. The proceeds from the disposal of the aforementioned securities available for sale and securities purchased under agreements to resell are used to fund the maturing GIAs or other AIGFP financings, or to invest in new assets. For a further discussion of AIGFP's borrowings, see Capital Resources and Liquidity — Borrowings herein.

Capital Markets derivative transactions are carried at fair value. AIGFP reduces its economic risk exposure through similarly valued offsetting transactions including swaps, trading securities, options, forwards and futures. AIGFP's super senior credit default swaps include structural protection to help minimize risk. For a further discussion on the use of derivatives by Capital Markets, see Operating Review — Financial Services Operations — Capital Markets and Risk Management — Derivatives herein and Note 8 to Consolidated Financial Statements.

AIGFP owns inventories in certain commodities in which it trades, and may reduce the exposure to market risk through the use of swaps, forwards, futures, and option contracts. Physical commodities held in AIGFP's wholly owned broker-dealer subsidiary are recorded at fair value. All other commodities are recorded at the lower of cost or fair value.

Trading securities, at fair value, and securities and spot commodities sold but not yet purchased, at fair value, are marked to fair value daily with the unrealized gain or loss recognized in income. These trading securities are purchased and sold as necessary to meet the risk management and business objectives of Capital Markets operations.

The gross unrealized gains and gross unrealized losses of Capital Markets operations included in Financial Services assets and liabilities at December 31, 2007 were as follows:

(in millions)	Gross Unrealized Gains	Gross Unrealized Losses
Securities available for sale, at fair value	$939	$777
Unrealized gain/loss on swaps, options and forward transactions *	$17,134	$22,982

* *These amounts are also presented as the respective balance sheet amounts.*

ILFC

The cash used for the purchase of flight equipment is derived primarily from the proceeds of ILFC's debt financings. The primary sources for the repayment of this debt and the related interest expense are ILFC's cash flow from operations, proceeds from the sale of flight equipment and the rollover and refinancing of the prior debt. During 2007, ILFC acquired flight equipment costing $4.7 billion. For a further discussion of ILFC's borrowings, see Operating Review — Financial Services Operations — Aircraft Leasing and Capital Resources and Liquidity — Borrowings herein.

At December 31, 2007, ILFC had committed to purchase 234 new aircraft deliverable from 2008 through 2017 for an estimated aggregate purchase price of $20.1 billion. As of February 22, 2008, ILFC has entered into leases for all of the new aircraft to be delivered in 2008, and for 65 of 161 of the new aircraft to be delivered subsequent to 2008. ILFC will be required to find customers for any aircraft currently on order and any aircraft to be ordered, and it must arrange financing for portions of the purchase price of such equipment. ILFC has been successful to date both in placing its new aircraft on lease or under sales contract and obtaining adequate financing, but there can be no assurance that such success will continue in future environments.

Asset Management Invested Assets

Asset Management invested assets are primarily comprised of assets supporting AIG's Spread-Based Investment business, which includes AIG's MIP and domestic GIC programs.

The Spread-Based Investment business strategy is to generate spread income from investments yielding returns greater than AIG's cost of funds. The asset-liability relationship is actively managed. The goal of the MIP investment strategy is to capture a spread between income earned on investments and the funding costs of the program while mitigating interest rate and foreign currency exchange rate risk. The invested assets are predominantly fixed income securities and include U.S. residential mortgage-backed securities, asset-backed securities and commercial mortgage-backed securities. In addition, the MIP sold credit protection by issuing single-name high-grade corporate credit default swaps in 2007.

Asset Management invested assets grew by $3.8 billion during 2007. The growth in invested assets was primarily attributable to growth in other invested assets and mortgage and other loans receivable partially offset by a decrease in bond holdings, and short-term investments. These increases were primarily driven by continued growth of the MIP and the growth of AIG's Institutional Asset Management business. These increases were partially offset by the decrease in assets associated with the runoff of the domestic GIC program.

Securities Lending Activities

AIG's securities lending program is a centrally managed program facilitated by AIG Investments primarily for the benefit of certain of AIG's Insurance companies. Securities are loaned to various financial institutions, primarily major banks and brokerage firms. Cash collateral equal to 102 percent of the fair value of the loaned securities is received. The cash collateral is invested in highly-rated fixed income securities to earn a net spread.

AIG's liability to the borrower for collateral received was $82.0 billion and the fair value of the collateral reinvested was $75.7 billion as of December 31, 2007. In addition to the invested collateral, the securities on loan as well as all of the assets of the participating companies are generally available to satisfy the liability for collateral received.

The composition of the securities lending invested collateral by credit rating at December 31, 2007 was as follows:

(in millions)	AAA	AA	A	BBB/Not Rated	Short-Term	Total
Corporate debt	$ 1,191	$ 9,341	$3,448	$160	$ —	$14,140
Mortgage-backed, asset-backed and collateralized	47,180	2,226	22	82		49,510
Cash and short-term investments	—	—	—	—	12,012	12,012
Total	$48,371	$11,567	$3,470	$242	$12,012	$75,662

Participation in the securities lending program by reporting unit at December 31, 2007 was as follows:

	Percent Participation
Domestic Life Insurance and Retirement Services	79%
Foreign Life Insurance	10
Domestic General Insurance	3
Foreign General Insurance	4
Asset Management	4
Total	100%

On December 31, 2007, $11.4 billion (or 13.7 percent) of the liabilities were one-day tenor. These one-day tenor loans do not have a contractual end date but are terminable by either party on demand. The balance of the liabilities contractually mature within three months; however, the maturing loans are frequently renewed and rolled over to extended dates. Collateral held for this program at December 31, 2007 included interest bearing cash equivalents with overnight maturities of $12.0 billion.

Liquidity in the securities pool is managed based upon historical experience regarding volatility of daily, weekly and biweekly loan balances. Despite the current environment, the program has not experienced a significant decrease in loan balances.

In addition, the invested securities are carried at fair value with unrealized gains and losses recorded in accumulated other comprehensive income (loss) while net realized gains and losses are recorded in earnings. The net unrealized loss on the investments was $5.0 billion as of December 31, 2007. During 2007, AIG incurred net realized losses of $1.0 billion on this portfolio, predominantly related to other-than-temporary impairments.

Valuation of Invested Assets

Traded Securities

The valuation of AIG's investment portfolio involves obtaining a fair value for each security. The source for the fair value is generally from market exchanges or dealer quotations, with the exception of nontraded securities.

Nontraded Securities

AIG considers nontraded securities to mean certain fixed income investments, certain structured securities, direct private equities, limited partnerships, and hedge funds.

The aggregate carrying value of AIG's nontraded securities at December 31, 2007 was approximately $70 billion. The methodology used to estimate fair value of nontraded fixed income investments is by reference to traded securities with similar attributes and using a matrix pricing methodology. This methodology takes into account such factors as the issuer's industry, the security's rating and tenor, its coupon rate, its position in the capital structure of the issuer, and other relevant factors.

For certain structured securities, the carrying value is based on an estimate of the security's future cash flows pursuant to the requirements of Emerging Issues Task Force Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets."

Hedge funds and limited partnerships in which AIG holds in the aggregate less than a five percent interest are carried at fair value.

With respect to hedge funds and limited partnerships in which AIG holds in the aggregate a five percent or greater interest, or less than a five percent interest but where AIG has more than a minor influence over the operations of the investee, AIG accounts for these investments using the equity method.

AIG obtains the fair value of its investments in limited partnerships and hedge funds from information provided by the general partner or manager of these investments, the accounts of which generally are audited on an annual basis.

Each of these investment categories is regularly tested to determine if impairment in value exists. Various valuation techniques are used with respect to each category in this determination.

For a discussion of accounting policies related to changes in fair value of invested assets, see Note 1 to Consolidated Financial Statements.

Portfolio Review

Other-Than-Temporary Impairments

AIG assesses its ability to hold any fixed maturity security in an unrealized loss position to its recovery, including fixed maturity securities classified as available for sale, at each balance sheet date. The decision to sell any such fixed maturity security classified as available for sale reflects the judgment of AIG's management that the security sold is unlikely to provide, on a relative value basis, as attractive a return in the future as alternative securities entailing comparable risks. With respect to distressed securities, the sale decision reflects management's judgment that the risk-discounted anticipated ultimate recovery is less than the value achievable on sale.

AIG evaluates its investments for impairments in valuation. The determination that a security has incurred an other-than-temporary impairment in value and the amount of any loss recognition requires the judgment of AIG's management and a regular review of its investments. See Note 1(c) to Consolidated Financial Statements for further information on AIG's policy.

Once a security has been identified as other-than-temporarily impaired, the amount of such impairment is determined by reference to that security's contemporaneous fair value and recorded as a charge to earnings.

In light of the recent significant disruption in the U.S. residential mortgage and credit markets, particularly in the fourth quarter, AIG has recognized an other-than-temporary impairment charge (severity loss) of $2.2 billion (including $643 million related to AIGFP's available for sale investment securities recorded in other income), primarily with respect to certain residential mortgage-backed securities and other structured securities. Even while retaining their investment grade ratings, such securities were priced at a significant discount to cost. Notwithstanding AIG's intent and ability to hold such securities indefinitely, and despite structures which indicate that a substantial amount of the securities should continue to perform in accordance with original terms, AIG concluded that it could not reasonably assert that the recovery period would be temporary.

As a result of AIG's periodic evaluation of its securities for other-than-temporary impairments in value, AIG recorded other-than-temporary impairment charges of $4.7 billion (including $643 million related to AIGFP recorded on other income), $944 million and $598 million in 2007, 2006 and 2005, respectively.

In addition to the above severity losses, AIG recorded other-than-temporary impairment charges in 2007, 2006 and 2005 related to:

- securities which AIG does not intend to hold until recovery;
- declines due to foreign exchange;
- issuer-specific credit events;
- certain structured securities impaired under EITF No. 99-20; and
- other impairments, including equity securities and partnership investments.

Net realized capital gains (losses) for the years ended December 31, 2007, 2006 and 2005 were as follows:

(in millions)	**2007**	2006	2005
Sales of fixed maturities	**$ (468)**	$(382)	$ 372
Sales of equity securities	**1,087**	813	643
Sales of real estate and other assets	**619**	303	88
Other-than-temporary impairments	**(4,072)**	(944)	(598)
Foreign exchange transactions	**(643)**	(382)	701
Derivative instruments	**(115)**	698	(865)
Total	**$(3,592)**	$ 106	$ 341
AIGFP other-than-temporary impairments*	**$ (643)**	$ —	$ —

* *Reported as part of other income.*

Other-than-temporary impairment charges for the years ended December 31, 2007, 2006 and 2005 were as follows:

(in millions)	**2007**	2006	2005
Impairment type:			
Severity*	**$2,200**	$ —	$ —
Lack of intent to hold to recovery	**1,054**	619	335
Foreign currency declines	**500**	—	—
Issuer-specific credit events	**515**	279	257
Adverse projected cash flows on structured securities (EITF 99-20)	**446**	46	6
Total	**$4,715**	$944	$598

* *Includes $643 million related to AIGFP reported in other income.*

Other-than-temporary impairment charges for the year ended December 31, 2007 by Reporting Segment were as follows:

(in millions)	General Insurance	Life Insurance & Retirement Services	Financial Services	Asset Management	Other	Total
Impairment Type:						
Severity	$ 71	$1,070	$643	$416	$ —	$2,200
Lack of intent to hold to recovery	91	885	7	71	—	1,054
Foreign currency declines	—	500	—	—	—	500
Issuer-specific credit events	113	177	—	69	156	515
Adverse projected cash flows on structured securities	1	166	—	279	—	446
Total	$276	$2,798	$650	$835	$156	$4,715

Other-than-temporary severity-related impairment charges for the year ended December 31, 2007 were as follows:

Rating:	RMBS	CDO	CMBS	Other Securities	Total
AAA	$ 168	$621	$ —	$ —	$ 789
AA	870	53	6	—	929
A	66	32	77	—	175
BBB and below	28	—	52	—	80
Nonrated	—	—	—	227	227
Total	$1,132	$706	$135	$227	$2,200

No other-than-temporary impairment charge with respect to any one single credit was significant to AIG's consolidated financial condition or results of operations, and no individual other-than-temporary impairment charge exceeded two percent of consolidated net income in 2007.

In periods subsequent to the recognition of an other-than-temporary impairment charge for fixed maturity securities, which is not credit or foreign exchange related, AIG generally accretes into income the discount or amortizes the reduced premium resulting from the reduction in cost basis over the remaining life of the security.

Commercial Mortgage Loan Exposure

At December 31, 2007, AIG had direct commercial mortgage loan exposure of $17.1 billion, with $16.3 billion representing U.S. loan exposure. At that date, none of the U.S. loans were in default or delinquent by 90 days or more. The remaining commercial mortgage loans are secured predominantly by properties in Japan. In addition, at December 31, 2007, AIG had approximately $2.0 billion in residential mortgage loans in jurisdictions outside the United States, primarily backed by properties in Taiwan and Thailand.

At December 31, 2007, AIG owned $23.9 billion in cost basis of CMBS. Approximately 78 percent of such holdings were rated "AAA", approximately 98 percent were rated "A" or higher, and less than 2 percent were rated "BBB" or below. At December 31, 2007, all such securities were current in the payment of principal and interest and none had default rates on underlying collateral at levels viewed by AIG as likely to result in the loss of principal or interest.

There have been disruptions in the commercial mortgage markets in general, and the CMBS market in particular, with credit default swaps indices and quoted prices of securities at levels consistent with a severe correction in lease rates, occupancy and fair value of properties. In addition, spreads in the primary mortgage market have widened significantly. While this capital market stress has not to date been reflected in the performance of commercial mortgage securitization in the form of increased defaults in underlying mortgage pools, pricing of CMBS has been adversely affected by market perceptions that underlying mortgage defaults will increase. As a result, AIG recognized $135 million of other-than-temporary impairment charges on CMBS trading at a severe discount to cost, despite the absence of any deterioration in performance of the underlying credits, because AIG concluded that it could not reasonably assert that the recovery period was temporary. At this time, AIG anticipates full recovery of principal and interest on the securities to which such other-than-temporary impairment charges were recorded.

An aging of the pre-tax unrealized losses of fixed maturity and equity securities, distributed as a percentage of cost relative to unrealized loss (the extent by which the fair value is less than amortized cost or cost), including the number of respective items, was as follows at December 31, 2007:

	Less than or equal to 20% of Cost[(e)]			Greater than 20% to 50% of Cost[(e)]			Greater than 50% of Cost[(e)]			Total		
Aging[(d)] *(dollars in millions)*	Cost[(a)]	Unrealized Loss	Items	Cost[(a)]	Unrealized Loss	Items	Cost[(a)]	Unrealized Loss	Items	Cost[(a)]	Unrealized Loss[(b)]	Items
Investment grade bonds												
0-6 months	$124,681	$ 5,099	16,539	$ 2,588	$ 681	633	$	$		$127,269	$ 5,780	17,172
7-12 months	53,515	3,078	7,174	3,219	859	1,110	—	—	—	56,734	3,937	8,284
>12 months	63,146	2,966	9,598	699	180	119				63,845	3,146	9,717
Total	$241,342	$11,143	33,311	$ 6,506	$1,720	1,862	$—	$—	—	$247,848	$12,863	35,173
Below investment grade bonds												
0-6 months	$ 5,909	$ 147	1,611	$ 68	$ 18	24	$—	$—	—	$ 5,977	$ 165	1,635
7-12 months	782	45	246	47	8	14	—	—	—	829	53	260
>12 months	1,222	61	204	70	19	9	—	—	—	1,292	80	213
Total	$ 7,913	$ 253	2,061	$ 185	$ 45	47	$—	$—	—	$ 8,098	$ 298	2,108
Total bonds												
0-6 months	$130,590	$ 5,246	18,150	$ 2,656	$ 699	657	$—	$—	—	$133,246	$ 5,945	18,807
7-12 months	54,297	3,123	7,420	3,266	867	1,124	—	—	—	57,563	3,990	8,544
>12 months	64,368	3,027	9,802	769	199	128	—	—	—	65,137	3,226	9,930
Total[(c)]	$249,255	$11,396	35,372	$ 6,691	$1,765	1,909	$—	$—	—	$255,946	$13,161	37,281
Equity securities												
0-6 months	$ 3,603	$ 297	2,051	$ 262	$ 69	39	$	$		$ 3,865	$ 366	2,090
7-12 months	283	33	181	285	64	36				568	97	217
>12 months	—	—	—	—	—	—	—	—	—	—	—	—
Total	$ 3,886	$ 330	2,232	$ 547	$ 133	75	$—	$—	—	$ 4,433	$ 463	2,307

(a) For bonds, represents amortized cost.

(b) The effect on net income of unrealized losses after taxes will be mitigated upon realization because certain realized losses will be charged to participating policyholder accounts, or realization will result in current decreases in the amortization of certain DAC.

(c) Includes securities lending invested collateral.

(d) Represents the number of continuous months that fair value has been less than cost by any amount.

(e) Represents the percentage by which fair value is less than cost at the balance sheet date.

Unrealized gains and losses

At December 31, 2007, the fair value of AIG's fixed maturity and equity securities aggregated $587.1 billion. At December 31, 2007, aggregate pre-tax unrealized gains for fixed maturity and equity securities were $18.1 billion ($11.8 billion after tax).

At December 31, 2007, the aggregate pre-tax gross unrealized losses on fixed maturity and equity securities were $13.6 billion

($8.9 billion after tax). Additional information about these securities is as follows:

- These securities were valued, in the aggregate, at approximately 95 percent of their current amortized cost.
- Less than three percent of these securities were valued at less than 20 percent of their current cost, or amortized cost.
- Less than four percent of the fixed income securities had issuer credit ratings which were below investment grade.

AIG did not consider these securities in an unrealized loss position to be other-than-temporarily impaired at December 31, 2007, as management has the intent and ability to hold these investments until they recover their cost basis. AIG believes the securities will generally continue to perform in accordance with the original terms, notwithstanding the present price declines.

At December 31, 2007, unrealized losses for fixed maturity securities and equity securities did not reflect any significant industry concentrations.

In 2007, unrealized losses related to investment grade bonds increased $9.3 billion ($6.1 billion after tax), reflecting the widening of credit spreads, partially offset by the effects of a decline in risk-free interest rates.

The amortized cost and fair value of fixed maturity securities available for sale in an unrealized loss position at December 31, 2007, by contractual maturity, is shown below:

(in millions)	Amortized Cost	Fair Value
Due in one year or less	$ 9,408	$ 9,300
Due after one year through five years	36,032	35,267
Due after five years through ten years	54,198	52,394
Due after ten years	56,557	53,578
Mortgage-backed, asset-backed and collateralized	99,751	92,246
Total	$255,946	$242,785

For the year ended December 31, 2007, the pre-tax realized losses incurred with respect to the sale of fixed maturities and equity securities were $1.3 billion. The aggregate fair value of securities sold was $38.0 billion, which was approximately 94 percent of amortized cost. The average period of time that securities sold at a loss during 2007 were trading continuously at a price below book value was approximately five months. See Risk Management — Investments herein for an additional discussion of investment risks associated with AIG's investment portfolio.

Risk Management

Overview

AIG believes that strong risk management practices and a sound internal control environment are fundamental to its continued success and profitable growth. Failure to manage risk properly exposes AIG to significant losses, regulatory issues and a damaged reputation.

The major risks to which AIG is exposed include the following:

- *Credit risk* — the potential loss arising from an obligor's inability or unwillingness to meet its obligations to AIG.
- *Market risk* — the potential loss arising from adverse fluctuations in interest rates, foreign currencies, equity and commodity prices, and their levels of volatility.
- *Operational risk* — the potential loss resulting from inadequate or failed internal processes, people, and systems, or from external events.
- *Liquidity risk* — the potential inability to meet all payment obligations when they become due.
- *General insurance risk* — the potential loss resulting from inadequate premiums, insufficient reserves and catastrophic exposures.
- *Life insurance risk* — the potential loss resulting from experience deviating from expectations for mortality, morbidity and termination rates in the insurance-oriented products and insufficient cash flows to cover contract liabilities in the retirement savings products.

AIG senior management establishes the framework, principles and guidelines for risk management. The primary focus of risk management is to assess the risk of AIG incurring economic losses from the risk categories outlined above. The business executives are responsible for establishing and implementing risk management processes and responding to the individual needs and issues within their business, including risk concentrations within their respective businesses with appropriate oversight by Enterprise Risk Management (ERM).

Corporate Risk Management

AIG's major risks are addressed at the corporate level through ERM, which is headed by AIG's Chief Risk Officer (CRO). ERM is responsible for assisting AIG's business leaders, executive management and the Board of Directors to identify, assess, quantify, manage and mitigate the risks incurred by AIG. Through the CRO, ERM reports to AIG's Chief Financial Officer, various senior management committees and the Board of Directors through the Finance and Audit Committees.

An important goal of ERM is to ensure that once appropriate governance, authorities, procedures and policies have been established, aggregated risks do not result in inappropriate concentrations. Senior management defines the policies, has established general operating parameters for its global businesses and has established various oversight committees to monitor the risks attendant to its businesses:

- The Financial Risk Committee (FRC) oversees AIG's market risk exposures to interest rates, foreign exchange and fair values of shares, partnership interests, real estate and other equity investments and provides strategic direction for AIG's asset-liability management. The FRC meets monthly and acts as a central mechanism for AIG senior management to review comprehensive information on AIG's financial exposures and to exercise broad control over these exposures. There are two subcommittees of the FRC.
  - The Foreign Exchange Committee monitors trends in foreign exchange rates, reviews AIG's foreign exchange exposures, and provides recommendations on foreign currency asset allocation and remittance hedging.

  - The Liquidity Risk Committee is responsible for liquidity policy and implementation at AIG Parent and exercises oversight and control of liquidity policies at each AIG entity. See Capital Resources and Liquidity herein.
- The CRC is responsible for the following:
  - approving credit risk policies and procedures for use throughout AIG;
  - delegating credit authority to business unit credit officers and select business unit managers;
  - approving transaction requests and limits for corporate, sovereign and cross-border credit exposures that exceed the delegated authorities;
  - establishing and maintaining AIG's risk rating process for corporate, financial and sovereign obligors; and
  - conducting regular reviews of credit risk exposures in the portfolios of all credit-incurring business units.
- The Derivatives Committee (DC) reviews any proposed derivative transaction or program not otherwise managed by AIGFP. The DC examines, among other things, the nature and purpose of the derivative transaction, its potential credit exposure, if any, and the estimated benefits.
- The CSFTC has the authority and responsibility to review and approve any proposed CSFT. A CSFT is any transaction or product that may involve a heightened legal, regulatory, accounting or reputational risk that is developed, marketed or proposed by AIG or a third party. The CSFTC provides guidance to and monitors the activities of transaction review committees (TRCs) which have been established in all major business units. TRCs have the responsibility to identify, review and refer CSFTs to the CSFTC.

Credit Risk Management

AIG devotes considerable resources, expertise and controls to managing its direct and indirect credit exposures, such as investments, deposits, loans, reinsurance recoverables and leases, as well as counterparty risk in derivatives activities, cessions of insurance risk to reinsurers and customers and credit risk assumed through credit derivatives written and financial guarantees. Credit risk is defined as the risk that AIG's customers or counterparties are unable or unwilling to repay their contractual obligations when they become due. Credit risk may also be manifested: (i) through the downgrading of credit ratings of counterparties whose credit instruments AIG may be holding, or, in some cases, insuring, causing the value of the assets to decline or insured risks to rise; and (ii) as cross-border risk where a country (sovereign government risk) or one or more non-sovereign obligors within a country are unable to repay an obligation or are unable to provide foreign exchange to service a credit or equity exposure incurred by another AIG business unit located outside that country.

AIG's credit risks are managed at the corporate level by the Credit Risk Management department (CRM) whose primary role is to support and supplement the work of the CRC. CRM is headed by AIG's Chief Credit Officer (CCO), who reports to AIG's CRO. AIG's CCO is primarily responsible for the development and maintenance of credit risk policies and procedures approved by the CRC. In discharging this function CRM has the following responsibilities:

- Manage the approval process for all requests for credit limits, program limits and transactions.
- Approve delegated credit authorities to CRM credit executives and business unit credit officers.
- Aggregate globally all credit exposure data by counterparty, country and industry and report risk concentrations regularly to the CRC and the Finance Committee of the Board of Directors.
- Administer regular in-depth portfolio credit reviews of all investment, derivative and credit-incurring business units and recommend any corrective actions where required.
- Develop methodologies for quantification and assessment of credit risks, including the establishment and maintenance of AIG's internal risk rating process.
- Approve appropriate credit reserves and methodologies at the business unit and enterprise levels.

AIG closely monitors and controls its company-wide credit risk concentrations and attempts to avoid unwanted or excessive risk accumulations, whether funded or unfunded. To minimize the level of credit risk in certain circumstances, AIG may require third-party guarantees, collateral, such as letters of credit or trust account deposits or reinsurance. These guarantees, letters of credit and reinsurance recoverables are also treated as credit exposure and are added to AIG's risk concentration exposure data.

AIG defines its aggregate credit exposures to a counterparty as the sum of its fixed maturities, loans, finance leases, derivatives (mark to market), deposits (in the case of financial institutions) and the specified credit equivalent exposure to certain insurance products which embody credit risk.

The following table presents AIG's largest credit exposures at December 31, 2007 as a percentage of total shareholders' equity:

Category	Risk Rating[(a)]	Credit Exposure as a Percentage of Total Shareholders' Equity
Investment Grade:		
10 largest combined	A+ (weighted average)[(b)]	84.8%
Single largest non-sovereign (financial institution)	AA–	8.4
Single largest corporate	AAA	5.4
Single largest sovereign	A	15.7
Non-Investment Grade:		
Single largest sovereign	BB–	1.8
Single largest non-sovereign	B+	0.5

(a) Risk rating is based on external ratings, or equivalent, based on AIG's internal risk rating process.

(b) Six of the ten largest credit exposures are to highly-rated financial institutions and three are to investment-grade rated sovereigns; none is rated lower than BBB+ or its equivalent.

AIG closely controls its aggregate cross-border exposures to avoid excessive concentrations in any one country or regional group of countries. AIG defines its cross-border exposure to include both cross-border credit exposures and its large cross-border investments in its own international subsidiaries. Ten countries had cross-border exposures in excess of 10 percent of total shareholders' equity; seven are AAA-rated and three are AA-rated.

In addition, AIG closely monitors its industry concentrations, the risks of which are often mitigated by the breadth and scope of AIG's international operations.

- AIG's single largest industry credit exposure is to the highly-rated global financial institutions sector, accounting for 87 percent of total shareholders' equity at December 31, 2007.
- Excluding the U.S. residential and commercial mortgage sectors, AIG's other industry credit concentrations in excess of 10 percent of total shareholders' equity at December 31, 2007 are to the following industries (in descending order by approximate size):
  - Electric and water utilities;
  - Oil and gas;
  - European regional financial institutions;
  - Global telecommunications companies;
  - Global life insurance carriers;
  - U.S.-based regional financial institutions;
  - Global securities firms and exchanges; and
  - Global reinsurance firms.

AIG participates in the U.S. residential and commercial mortgage markets through AGF, which originates principally first-lien mortgage loans and, to a lesser extent, second-lien mortgage loans to buyers and owners of residential housing; UGC which provides first loss mortgage guaranty insurance for high loan-to-value first- and second-lien residential mortgages; AIG Investments which invests in mortgage-backed securities and collateralized debt obligations, on behalf of AIG insurance and financial services subsidiaries, in which the underlying collateral comprises residential or commercial mortgage loans; and AIGFP which invests in highly rated tranches of RMBS, CMBS and CDOs and provides credit protection through credit default swaps on certain super senior tranches of CDOs. In addition, AIG Investments invests directly in commercial real estate properties and provides real estate commercial mortgage loans.

Some of AIG's exposures are insured ("wrapped") by financial guarantor insurance companies, also known as "monoline insurers", which at December 31, 2007, provide AIG over $44 billion (carrying value) in financial support. The monoline insurers include MBIA, Ambac, FGIC, and others and provide support predominantly in the United States. AIG does not rely on the monoline insurance as its principal source of repayment when evaluating securities for purchase. All investment securities are evaluated primarily based on the underlying cash flow generation capacities of the issuer or cash flow characteristics of the security.

Approximately 96 percent of the monoline protection is provided on AIG Investments' fixed maturities exposures, of which municipal securities represent 74 percent of assets insured, substantially all of which had underlying credit ratings of "A" or higher. AIG considers that the monoline wrap for such securities is of limited support, as the default rate on single A and higher rated municipal bonds has historically been negligible. However, AIG anticipates that the failure of one or more monoline insurers may cause price volatility and other disruption in the municipal bond market, as market participants adjust to the absence of monoline credit support. AIG maintains a credit staff to evaluate its municipal bond holdings, and does not rely on monoline insurers in evaluating securities for its municipal bond portfolios.

Approximately four percent of AIG's monoline insurance supports AIGFP investment exposures.

For the non-municipal assets in the AIG Investments portfolio, at December 31, 2007, AIG owned $9.5 billion in cost basis or $8.8 billion in fair value of various types of asset-backed securities wrapped by one or more of the monoline insurers. Based on internal analysis, approximately $6.7 billion in cost basis represented holdings with underlying ratings estimated at BBB or higher. AIG has generally viewed the monoline credit support on these securities as significant only to "tail" risk, that is, the risk that as pools of underlying assets amortize, the remaining assets, or "tail", may suffer from adverse selection on prepayments or from a lack of adequate risk diversification. While these securities initially had underlying investment grade ratings, poor pool performance has in some cases resulted in current ratings of below investment grade. The amount of ultimate loss exposure of these securities to the monoline insurers is a function of the ultimate performance of the collateral pools and cannot be reliably estimated. AIG believes that monoline insurers are currently providing payment support on approximately $380 million of such securities.

The CRC reviews quarterly concentration reports in all categories listed above as well as credit trends by risk ratings. The CRC may adjust limits to provide reasonable assurance that AIG does not incur excessive levels of credit risk and that AIG's credit risk profile is properly calibrated across business units.

Market Risk Management

AIG is exposed to market risks, primarily within its insurance and capital markets businesses. These asset-liability exposures are predominantly structural in nature, and not the result of speculative positioning to take advantage of short-term market opportunities. The Market Risk Management department (MRM), which reports to the CRO, is responsible for control and oversight of market risks in all aspects of AIG's financial services, insurance, and investment activities.

AIG's market exposures arise from the following:

- AIG is a globally diversified enterprise with capital deployed in a variety of currencies. Capital deployed in AIG's overseas businesses, when converted into U.S. dollars for financial reporting purposes, constitutes a "long foreign currency/short U.S. dollar" market exposure on AIG's balance sheet. Similarly, overseas earnings denominated in foreign currency also represent a "long foreign currency/short U.S. dollar" market exposure on AIG's income statement.
- Much of AIG's domestic capital is invested in U.S. fixed income or equity securities, leading to exposures to U.S. yields and equity markets.
- Several of AIG's Foreign Life Insurance subsidiaries operate in developing markets where maturities on longer-term life insurance liabilities exceed the maximum maturities of available local currency assets.

As a globally diversified enterprise, AIG is exposed to a variety of foreign currency risks. AIG earns a significant portion of its income from operations conducted in foreign currencies which must be translated into U.S. dollars for consolidated reporting purposes. Consequently, exchange rate fluctuations can cause volatility in AIG's reported earnings. When the U.S. dollar weakens against other currencies, AIG's earnings increase. When the U.S. dollar strengthens against other currencies, AIG's earnings decline.

The sensitivity of AIG's consolidated shareholders' equity to foreign exchange volatility is more complex. AIG has significant capital committed overseas, which rises in value on AIG's consolidated balance sheet when the U.S. dollar weakens. AIG also has significant U.S. dollar asset holdings overseas, which offset the foreign exchange exposure arising from AIG's overseas capital. Similar to the income statement, AIG's overall balance sheet is net long foreign currencies and net short U.S. dollars.

The table below provides an estimate of the sensitivity of shareholders' equity and net income to 10 percent changes in the value of the U.S. dollar relative to foreign currencies as of December 31, 2007, assuming a tax rate of 35 percent:

(in millions)	U.S. dollar up 10 percent	U.S. dollar down 10 percent
Shareholders' equity	$(466)	$466
Net income	$(220)	$220

AIG analyzes market risk using various statistical techniques including Value at Risk (VaR). VaR is a summary statistical measure that uses the estimated volatility and correlation of market factors to calculate the maximum loss that could occur over a defined period of time with a specified level of statistical confidence. VaR measures not only the size of individual exposures but also the interaction between different market exposures, thereby providing a portfolio approach to measuring market risk. Similar VaR methodologies are used to determine capital requirements for market risk within AIG's economic capital framework.

Insurance, Asset Management and Non-Trading Financial Services VaR

AIG performs one comprehensive VaR analysis across all of its non-trading businesses, and a separate VaR analysis for its trading business at AIGFP. The comprehensive VaR is categorized by AIG business segment (General Insurance, Life Insurance & Retirement Services, Financial Services and Asset Management) and also by market risk factor (interest rate, currency and equity). AIG's market risk VaR calculations include exposures to benchmark Treasury or swap interest rates, but do not include exposures to credit-based factors such as credit spreads. AIG's credit exposures within its invested assets and credit derivative portfolios are discussed in Credit Risk Management — Financial Services herein.

For the insurance segments, assets included are invested assets (excluding direct holdings of real estate) and liabilities included are reserve for losses and loss expenses, reserve for unearned premiums, future policy benefits for life and accident and health insurance contracts and other policyholders' funds. For financial services companies, loans and leases represent the majority of assets represented in the VaR calculation, while bonds and notes issued represent the majority of liabilities.

AIG calculated the VaR with respect to net fair values as of December 31, 2007 and 2006. The VaR number represents the maximum potential loss as of those dates that could be incurred with a 95 percent confidence (i.e., only five percent of historical scenarios show losses greater than the VaR figure) within a one-month holding period. AIG uses the historical simulation methodology that entails repricing all assets and liabilities under explicit changes in market rates within a specific historical time period. AIG uses the most recent three years of historical market information for interest rates, foreign exchange rates, and equity index prices. For each scenario, each transaction was repriced. Segment and AIG-wide scenario values are then calculated by netting the values of all the underlying assets and liabilities.

The following table presents the period-end, average, high and low VaRs on a diversified basis and of each component of market risk for AIG's non-trading businesses. The diversified VaR is usually smaller than the sum of its components due to correlation effects.

	2007				2006			
		For the Year Ended December 31,				For the Year Ended December 31,		
(in millions)	As of December 31	Average	High	Low	As of December 31	Average	High	Low
Total AIG Non-Trading Market Risk:								
Diversified	**$5,593**	**$5,316**	**$5,619**	**$5,073**	$5,073	$5,209	$5,783	$4,852
Interest rate	**4,383**	**4,600**	**4,757**	**4,383**	4,577	4,962	5,765	4,498
Currency	**785**	**729**	**785**	**685**	686	641	707	509
Equity	**2,627**	**2,183**	**2,627**	**1,873**	1,873	1,754	1,873	1,650
General Insurance:								
Diversified	**$1,363**	**$1,637**	**$1,892**	**$1,363**	$1,717	$1,697	$1,776	$1,617
Interest rate	**1,117**	**1,492**	**1,792**	**1,117**	1,541	1,635	1,717	1,541
Currency	**255**	**222**	**255**	**205**	212	162	212	119
Equity	**835**	**659**	**835**	**573**	573	551	573	535
Life Insurance & Retirement Services:								
Diversified	**$5,180**	**$4,848**	**$5,180**	**$4,574**	$4,574	$4,672	$5,224	$4,307
Interest rate	**4,405**	**4,465**	**4,611**	**4,287**	4,471	4,563	5,060	4,229
Currency	**649**	**621**	**678**	**568**	568	538	592	459
Equity	**1,810**	**1,512**	**1,810**	**1,293**	1,293	1,228	1,299	1,133
Non-Trading Financial Services:								
Diversified	**$ 99**	**$ 117**	**$ 170**	**$ 85**	$ 125	$ 165	$ 252	$ 125
Interest rate	**95**	**116**	**168**	**76**	127	166	249	127
Currency	**13**	**12**	**13**	**11**	11	8	11	7
Equity	**1**	**1**	**1**	**1**	1	1	2	1
Asset Management:								
Diversified	**$ 38**	**$ 49**	**$ 74**	**$ 26**	$ 64	$ 144	$ 190	$ 64
Interest rate	**32**	**45**	**72**	**22**	63	145	192	63
Currency	**2**	**3**	**5**	**2**	3	4	7	3
Equity	**13**	**11**	**13**	**8**	8	9	13	8

AIG's total non-trading VaR increased from $5.1 billion at December 31, 2006 to $5.6 billion at December 31, 2007, primarily due to higher exposures to U.S. equity risk. The higher contribution of U.S. equity risk during 2007 was driven by a combination of three factors:

- increased U.S. equity investment allocation in the General Insurance and Life Insurance & Retirement Services segments,
- increased volatility in U.S. equity prices, and
- rising correlations between U.S. equities and AIG's structural duration exposures in Asia.

Interest rate and foreign exchange volatilities generally moderated during 2007.

Operational Risk Management

AIG's corporate-level Operational Risk Management department (ORM) oversees AIG's operational risk management practices. The Director of ORM reports to the CRO. ORM is responsible for establishing the framework, principles and guidelines for operational risk management. ORM also manages compliance with the requirements of the Sarbanes-Oxley Act of 2002.

Each business unit is responsible for implementing the components of AIG's operational risk management program to ensure that effective operational risk management practices are utilized throughout AIG.

Upon full implementation, the program will consist of a risk and control self assessment (RCSA) process, risk event data analysis, key risk indicators and governance. To date, AIG has developed the methodology for performing a combined operational risk and compliance RCSA in each of AIG's key business units.

Insurance Risk Management

Reinsurance

AIG uses reinsurance programs for its insurance risks as follows:

- facultative to cover large individual exposures;
- quota share treaties to cover specific books of business;
- excess of loss treaties to cover large losses;
- excess or surplus automatic treaties to cover individual life risks in excess of stated per-life retention limits; and
- catastrophe treaties to cover specific catastrophes including earthquake, windstorm and flood.

AIG's Reinsurance Security Department (RSD) conducts periodic detailed assessments of the financial status and condition of current and potential reinsurers, both foreign and domestic. The RSD monitors both the nature of the risks ceded to the reinsurers and the aggregation of total reinsurance recoverables ceded to reinsurers. Such assessments may include, but are not limited to, identifying if a reinsurer is appropriately licensed and has sufficient financial capacity, and evaluating the local economic environment in which a foreign reinsurer operates.

The RSD reviews the nature of the risks ceded to reinsurers and the need for credit risk mitigants. For example, in AIG's treaty reinsurance contracts, AIG frequently includes provisions that require a reinsurer to post collateral when a referenced event occurs. Furthermore, AIG limits its unsecured exposure to reinsurers through the use of credit triggers, which include, but are not limited to, insurer financial strength rating downgrades, declines in policyholders surplus below predetermined levels, decreases in the NAIC risk-based capital (RBC) ratio or reaching maximum limits of reinsurance recoverables. In addition, AIG's CRC reviews all reinsurer exposures and credit limits and approves most large reinsurer credit limits that represent actual or potential credit concentrations. AIG believes that no exposure to a single reinsurer represents an inappropriate concentration of risk to AIG, nor is AIG's business substantially dependent upon any single reinsurance contract.

AIG enters into intercompany reinsurance transactions for its General Insurance and Life Insurance & Retirement Services operations. AIG enters into these transactions as a sound and prudent business practice in order to maintain underwriting control and spread insurance risk among AIG's various legal entities and to leverage economies of scale with external reinsurers. When required for statutory recognition, AIG obtains letters of credit from third-party financial institutions to collateralize these intercompany transactions. At December 31, 2007, approximately $8.8 billion of letters of credit were outstanding to cover intercompany reinsurance transactions between subsidiaries.

Although reinsurance arrangements do not relieve AIG subsidiaries from their direct obligations to insureds, an efficient and effective reinsurance program substantially mitigates AIG's exposure to potentially significant losses. AIG continually evaluates the reinsurance markets and the relative attractiveness of various arrangements for coverage, including structures such as catastrophe bonds, insurance risk securitizations, "sidecars" and similar vehicles.

Based on this ongoing evaluation and other factors, effective December 31, 2007, Lexington and Concord Re Limited agreed to commute their quota share reinsurance agreement covering U.S. commercial property insurance business written by Lexington on a risk attaching basis. This agreement was effective in July 2006 and was due to expire on January 15, 2008.

For 2008, AIG purchased a U.S. catastrophe coverage of approximately $1.1 billion in excess of a per occurrence deductible of $1.5 billion. For Life Insurance & Retirement Services, AIG's 2008 catastrophe program covers losses of $250 million in excess of $200 million for Japan and Taiwan only.

Reinsurance Recoverable

General reinsurance recoverable assets are comprised of:

- balances due from reinsurers for indemnity losses and loss expenses billed to, but not yet collected from, reinsurers (Paid Losses Recoverable);
- ultimate ceded reserves for indemnity losses and expenses includes reserves for claims reported but not yet paid and estimates for IBNR (collectively, Ceded Loss Reserves); and
- Ceded Reserves for Unearned Premiums.

At December 31, 2007, general reinsurance assets of $21.5 billion include Paid Losses Recoverable of $1.8 billion and Ceded Loss Reserves of $16.2 billion, and $4.0 billion of Ceded Reserves for Unearned Premiums. The methods used to estimate IBNR and to establish the resulting ultimate losses involve projecting the frequency and severity of losses over multiple years and are continually reviewed and updated by management. Any adjustments are reflected in income currently. It is AIG's belief that the ceded reserves for losses and loss expenses at December 31, 2007 were representative of the ultimate losses recoverable. Actual losses may differ from the reserves currently ceded.

AIG manages the credit risk in its reinsurance relationships by transacting with reinsurers that it considers financially sound, and when necessary AIG requires reinsurers to post substantial collateral in the form of funds, securities and/or irrevocable letters of credit. This collateral can be drawn on for amounts that remain unpaid beyond specified time periods on an individual reinsurer basis. At December 31, 2007, approximately 55 percent of the general reinsurance assets were from unauthorized reinsurers. The terms authorized and unauthorized pertain to regulatory categories, not creditworthiness. More than 50 percent of these balances were collateralized, permitting statutory recognition. Additionally, with the approval of insurance regulators, AIG posted approximately $1.8 billion of letters of credit issued by commercial banks in favor of certain Domestic General Insurance companies to permit those companies statutory recognition of balances otherwise uncollateralized at December 31, 2007. The remaining 45 percent of the general reinsurance assets were from authorized reinsurers. At December 31, 2007, approximately 87 percent of the balances with respect to authorized reinsurers are from reinsurers rated A (excellent) or better, as rated by A.M. Best, or A (strong) or better, as rated by S&P. These ratings are measures of financial strength.

The following table provides information for each reinsurer representing in excess of five percent of AIG's reinsurance assets at December 31, 2007:

(in millions)	S&P Rating[a]	A.M. Best Rating[a]	Gross General Reinsurance Assets	Percent of General Reinsurance Assets, Net	Collateral Held[b]	Uncollateralized General Reinsurance Assets
Reinsurer:						
Swiss Reinsurance Group	AA-	A+	$1,818	8.5%	$372	$1,446
Berkshire Hathaway Insurance Group	AAA	A++	$1,618	7.5%	$212	$1,406
Munich Reinsurance Group	AA-	A+	$1,200	5.6%	$430	$ 770
Lloyd's Syndicates — Lloyd's of London[c]	A+	A	$1,089	5.1%	$113	$ 976

(a) Rating designations as of February 19, 2008.

(b) Excludes collateral held in excess of applicable treaty balances.

(c) Excludes Equitas gross reinsurance assets that are unrated, which are less than five percent of AIG's general reinsurance assets.

AIG maintains an allowance for estimated unrecoverable reinsurance of $520 million. At December 31, 2007, AIG had no significant reinsurance recoverables due from any individual reinsurer that was financially troubled (i.e., liquidated, insolvent, in receivership or otherwise subject to formal or informal regulatory restriction).

Segment Risk Management

Other than as described above, AIG manages its business risk oversight activities through its business segments.

Insurance Operations

AIG's multiple insurance businesses conducted on a global basis expose AIG to a wide variety of risks with different time horizons. These risks are managed throughout the organization, both centrally and locally, through a number of procedures, including: (i) pre-launch approval of product design, development and distribution; (ii) underwriting approval processes and authorities; (iii) exposure limits with ongoing monitoring; (iv) modeling and reporting of aggregations and limit concentrations at multiple levels (policy, line of business, product group, country, individual/group, correlation and catastrophic risk events); (v) compliance with financial reporting and capital and solvency targets; (vi) extensive use of reinsurance, both internal and third-party; and (vii) review and establishment of reserves.

AIG closely manages insurance risk by overseeing and controlling the nature and geographic location of the risks in each line of business underwritten, the terms and conditions of the underwriting and the premiums charged for taking on the risk. Concentrations of risk are analyzed using various modeling techniques and include, but are not limited to, wind, flood, earthquake, terrorism and accident.

AIG has two major categories of insurance risks as follows:

- *General Insurance* — risks covered include property, casualty, fidelity/surety, management liability and mortgage insurance. Risks in the general insurance segment are managed through aggregations and limitations of concentrations at multiple levels: policy, line of business, correlation and catastrophic risk events.
- *Life Insurance & Retirement Services* — risks include mortality and morbidity in the insurance-oriented products and insufficient cash flows to cover contract liabilities in the retirement savings-oriented products. Risks are managed through product design, sound medical underwriting, external traditional reinsurance programs and external catastrophe reinsurance programs.

AIG is a major purchaser of reinsurance for its insurance operations. The use of reinsurance facilitates insurance risk management (retention, volatility, concentrations) and capital planning locally (branch and subsidiary). AIG may purchase reinsurance on a pooling basis. Pooling of AIG's reinsurance risks enables AIG to purchase reinsurance more efficiently at a consolidated level, manage global counterparty risk and relationships and manage global catastrophe risks, both for the General Insurance and Life Insurance & Retirement Services businesses.

General Insurance

In General Insurance, underwriting risks are managed through the application approval process, exposure limitations as well as through exclusions, coverage limits and reinsurance. The risks covered by AIG are managed through limits on delegated underwriting authority, the use of sound underwriting practices, pricing procedures and the use of actuarial analysis as part of the determination of overall adequacy of provisions for insurance contract liabilities.

A primary goal of AIG in managing its General Insurance operations is to achieve an underwriting profit. To achieve this goal, AIG must be disciplined in its risk selection, and premiums must be adequate and terms and conditions appropriate to cover the risk accepted.

Catastrophe Exposures

The nature of AIG's business exposes it to various catastrophic events in which multiple losses across multiple lines of business can occur in any calendar year. In order to control this exposure, AIG uses a combination of techniques, including setting aggregate limits in key business units, monitoring and modeling accumulated exposures, and purchasing catastrophe reinsurance to supplement its other reinsurance protections.

Natural disasters such as hurricanes, earthquakes and other catastrophes have the potential to adversely affect AIG's operating results. Other risks, such as an outbreak of a pandemic disease, such as the Avian Influenza A Virus (H5N1), could adversely affect AIG's business and operating results to an extent that may be only partially offset by reinsurance programs.

AIG evaluates catastrophic events and assesses the probability of occurrence and magnitude of catastrophic events through the use of industry recognized models, among other techniques. AIG updates these models by periodically monitoring the exposure to risks of AIG's worldwide General Insurance operations and adjusting such models accordingly. Following is an overview of modeled losses associated with the more significant natural perils, which includes exposures for DBG, Personal Lines, Foreign General (other than Ascot), and The Hartford Steam Boiler Inspection and Insurance Company. Transatlantic and Ascot utilize a different model, and their combined results are presented separately below. Significant life insurance and accident and health (A&H) exposures have been added to these results as well. The modeled results assume that all reinsurers fulfill their obligations to AIG in accordance with their terms.

It is important to recognize that there is no standard methodology to project the possible losses from total property and workers compensation exposures. Further, there are no industry standard assumptions to be utilized in projecting these losses. The use of different methodologies and assumptions could materially change the projected losses. Therefore, these modeled losses may not be comparable to estimates made by other companies.

These estimates are inherently uncertain and may not reflect AIG's maximum exposures to these events. It is highly likely that AIG's losses will vary, perhaps significantly, from these estimates.

AIG has revised the catastrophe exposure disclosures presented below from those included in the 2006 Annual Report on Form 10-K to reflect more recent data, as well as reinsurance programs in place as of January 31, 2008. The modeled results provided in the table below were based on the aggregate exceedence probability (AEP) losses which represent total property, workers compensation, life insurance, and A&H losses that may occur in any single year from one or more natural events. The life insurance and A&H data include exposures for United States, Japan, and Taiwan earthquakes. These represent the largest share of life insurance and A&H exposures to earthquake. A&H losses were modeled using December 2006 data, and life insurance losses were modeled using March 2006 data. Modeled life insurance results using more recent data will be available by May 2008. However, management does not believe that changes in the life insurance and A&H exposures will materially increase AIG's overall exposures. The updated property exposures were generally modeled with exposure data as of June 2007. Lexington commercial lines exposure, which represents the largest share of the modeled losses, was based on data as of October 2007. All reinsurance program structures, including both domestic and international structures, have also been updated. The values provided are based on 100-year return period losses, which have a one percent likelihood of being exceeded in any single year. Thus, the model projects that there is a one percent probability that AIG could incur in any year losses in excess of the modeled amounts for these perils. Losses include loss adjustment expenses and the net values include reinstatement premiums.

(in millions)	Gross	Net of 2008 Reinsurance	Net After Income Tax	% of Consolidated Shareholders' Equity at December 31, 2007
Natural Peril:				
Earthquake	$5,625	$3,397	$2,208	2.3%
Tropical Cyclone*	$5,802	$3,430	$2,230	2.3%

* *Includes hurricanes, typhoons and other wind-related events.*

Gross earthquake and tropical cyclone modeled losses increased $1.9 billion and $1.0 billion, respectively, while net losses increased $923 million and $234 million, respectively. The earthquake probable maximum loss for 2007 now includes AIG's life insurance and A&H exposures that were previously not included. These changes also reflect overall increased exposure, changes in the Lexington quota share program, the inclusion of loss adjustment expenses, and changes in corporate catastrophe structure.

In addition to the return period loss, AIG evaluates potential single event earthquake and hurricane losses that may be incurred. The single events utilized are a subset of potential events identified and utilized by Lloyd's *(as described in Lloyd's Realistic Disaster Scenarios, Scenario Specifications, April 2006)* and referred to as Realistic Disaster Scenarios (RDSs). The purpose of this analysis is to utilize these RDSs to provide a reference frame and place into context the model results. However, it is important to note that the specific events used for this analysis do not necessarily represent the worst case loss that AIG could incur from this type of an event in these regions. The losses associated with the RDSs are included in the table below.

Single event modeled property and workers compensation losses to AIG's worldwide portfolio of risk for key geographic areas are set forth below. Gross values represent AIG's liability after the application of policy limits and deductibles, and net values represent losses after reinsurance is applied and include reinsurance reinstatement premiums. Both gross and net losses include loss adjustment expenses.

(in millions)	Gross	Net of 2008 Reinsurance
Natural Peril:		
San Francisco Earthquake	$6,236	$3,809
Miami Hurricane	5,829	3,280
Northeast Hurricane	5,287	3,739
Los Angeles Earthquake	5,375	3,297
Gulf Coast Hurricane	3,730	2,088
Japanese Earthquake	1,109	406
European Windstorm	252	89
Japanese Typhoon	177	103

Management's Discussion and Analysis of Financial Condition and Results of Operations *Continued*

AIG also monitors key international property risks utilizing modeled statistical return period losses. Based on these simulations, the 100-year return period loss for Japanese Earthquake is $510 million gross, and $170 million net, the 100-year return period loss for European Windstorm is $448 million gross, and $154 million net, and the 100-year return period loss for Japanese Typhoon is $340 million gross, and $212 million net.

The losses provided above do not include Transatlantic and Ascot. The combined earthquake and tropical cyclone 100-year return period modeled losses for Ascot and Transatlantic together are estimated to be $1.0 billion, on a gross basis, $749 million, net of reinsurance.

ACTUAL RESULTS IN ANY PERIOD ARE LIKELY TO VARY, PERHAPS MATERIALLY, FROM THE MODELED SCENARIOS, AND THE OCCURRENCE OF ONE OR MORE SEVERE EVENTS COULD HAVE A MATERIAL ADVERSE EFFECT ON AIG'S FINANCIAL CONDITION, RESULTS OF OPERATIONS AND LIQUIDITY.

Measures Implemented to Control Hurricane and Earthquake Catastrophic Risk

Catastrophic risk from the earthquake and hurricane perils is proactively managed through reinsurance programs, and aggregate accumulation monitoring. Catastrophe reinsurance is purchased by AIG from financially sound reinsurers. Recoveries under this program, along with other non-catastrophic reinsurance protections, are reflected in the net values provided in the tables above. In addition to catastrophic reinsurance programs, hurricane and earthquake exposures are controlled by periodically monitoring aggregate exposures. The aggregate exposures are calculated by compiling total liability within AIG defined hurricane and earthquake catastrophe risk zones and therefore represent the maximum that could be lost in any individual zone. These aggregate accumulations are tracked over time in order to monitor both long- and short-term trends. AIG's major property writers, Lexington and AIG Private Client Group, have also implemented catastrophe-related underwriting procedures and manage their books at an account level. Lexington individually models most accounts prior to binding in order to specifically quantify catastrophic risk for each account.

Terrorism

Exposure to loss from terrorist attack is controlled by limiting the aggregate accumulation of workers compensation and property insurance that is underwritten within defined target locations. Modeling is used to provide projections of probable maximum loss by target location based upon the actual exposures of AIG policyholders.

Terrorism risk is monitored to manage AIG's exposure. AIG shares its exposures to terrorism risks under the Terrorism Risk Insurance Act, which was recently extended through December 31, 2014 by the Terrorism Risk Insurance Program Reauthorization Act of 2007 (TRIA). During 2007, AIG's deductible under TRIA was approximately $4.0 billion, with a 15 percent share of certified terrorism losses in excess of the deductible. As of January 1, 2008, the deductible increased to $4.2 billion, with a 15 percent share of certified terrorism losses in excess of the deductible. AIG actively monitors and controls its aggregate accumulated exposure within the parameters of the protection provided by the TRIA.

Life Insurance & Retirement Services

In Life Insurance & Retirement Services, the primary risks are the following:

- underwriting, which represents the exposure to loss resulting from the actual policy experience emerging adversely in comparison to the assumptions made in the product pricing associated with mortality, morbidity, termination and expenses; and
- investment risk which represents the exposure to loss resulting from the cash flows from the invested assets being less than the cash flows required to meet the obligations of the expected policy and contract liabilities and the necessary return on investments.

AIG businesses manage these risks through exposure limitations and the active management of the asset-liability relationship in their operations. The emergence of significant adverse experience would require an adjustment to DAC and benefit reserves that could have a material adverse effect on AIG's consolidated results of operations for a particular period.

AIG's Foreign Life Insurance & Retirement Services companies generally limit their maximum underwriting exposure on life insurance of a single life to approximately $1.7 million of coverage. AIG's Domestic Life Insurance & Retirement Services companies limit their maximum underwriting exposure on life insurance of a single life to $15 million of coverage in certain circumstances by using yearly renewable term reinsurance. In Life Insurance & Retirement Services, the reinsurance programs provide risk mitigation per policy, per individual life for life and group covers and for catastrophic risk events.

Pandemic Influenza

The potential for a pandemic influenza outbreak has received much recent attention. While outbreaks of the Avian Flu continue to occur among poultry or wild birds in a number of countries in Asia, Europe, including the U.K., and Africa, transmission to humans has been rare to date. If the virus mutates to a form that can be transmitted from human to human, it has the potential to spread rapidly worldwide. If such an outbreak were to take place, early quarantine and vaccination could be critical to containment.

The contagion and mortality rates of any mutated H5N1 virus that can be transmitted from human to human are highly speculative. AIG continues to monitor the developing facts. A significant global outbreak could have a material adverse effect on Life Insurance & Retirement Services operating results and liquidity from increased mortality and morbidity rates. AIG continues to analyze its exposure to this serious threat and has engaged an external risk management firm to model loss scenarios associated with an outbreak of Avian Flu. For a "mild" scenario, AIG estimates its after-tax net losses under its life insurance policies due to Avian Flu at approximately 2 percent of consolidated shareholders' equity as of December 31, 2007. This estimate was calculated over a 3-year period, although the majority of the losses would be incurred in the first year. The modeled losses calculated were based on 2006 policy data representing approximately 92 percent of AIG's individual life, group life and credit life books of business, net of reinsurance. This estimate does not include claims that could be made under other policies, such as business interruption or general liability policies, and does not reflect estimates for losses resulting from disruption of AIG's own business operations or asset losses that may arise out of such a pandemic. The model used to generate this estimate has only recently been developed. The reasonableness of the model and its underlying assumptions cannot readily be verified by reference to comparable historical events. As a result, AIG's actual losses from a pandemic influenza outbreak are likely to vary significantly from those predicted by the model.

Financial Services

AIG's Financial Services subsidiaries engage in diversified activities including aircraft and equipment leasing, capital markets, consumer finance and insurance premium finance.

Capital Markets

The Capital Markets operations of AIG are conducted primarily through AIGFP, which engages as principal in standard and customized interest rate, currency, equity, commodity, energy and credit products with top-tier corporations, financial institutions, governments, agencies, institutional investors and high-net-worth individuals throughout the world.

The senior management of AIG defines the policies and establishes general operating parameters for Capital Markets operations. AIG's senior management has established various oversight committees to monitor on an ongoing basis the various financial market, operational and credit risk attendant to the Capital Markets operations. The senior management of AIGFP reports the results of its operations to and reviews future strategies with AIG's senior management.

AIGFP actively manages its exposures to limit potential economic losses, while maximizing the rewards afforded by these business opportunities even though some products or derivatives may result in operating income volatility. In doing so, AIGFP must continually manage a variety of exposures including credit, market, liquidity, operational and legal risks.

Derivative Transactions

A counterparty may default on any obligation to AIG, including a derivative contract. Credit risk is a consequence of extending credit and/or carrying trading and investment positions. Credit risk exists for a derivative contract when that contract has a positive fair value to AIG. The maximum potential exposure will increase or decrease during the life of the derivative commitments as a function of maturity and market conditions. To help manage this risk, AIGFP's credit department operates within the guidelines set by the CRC. Transactions which fall outside these pre-established guidelines require the specific approval of the CRC. It is also AIG's policy to establish reserves for potential credit impairment when necessary.

In addition, AIGFP utilizes various credit enhancements, including letters of credit, guarantees, collateral, credit triggers, credit derivatives and margin agreements to reduce the credit risk relating to its outstanding financial derivative transactions. AIGFP requires credit enhancements in connection with specific transactions based on, among other things, the creditworthiness of the counterparties, and the transaction's size and maturity. Furthermore, AIGFP generally seeks to enter into agreements that have the benefit of set-off and close-out netting provisions. These provisions provide that, in the case of an early termination of a transaction, AIGFP can setoff its receivables from a counterparty against its payables to the same counterparty arising out of all covered transactions. As a result, where a legally enforceable netting agreement exists, the fair value of the transaction with the counterparty represents the net sum of estimated positive fair values. The fair value of AIGFP's interest rate, currency, commodity and equity swaps, options, swaptions, and forward commitments, futures, and forward contracts approximated $17.13 billion at December 31, 2007 and $19.61 billion at December 31, 2006. Where applicable, these amounts have been determined in accordance with the respective master netting agreements.

AIGFP evaluates the counterparty credit quality by reference to ratings from rating agencies or, where such ratings are not available, by internal analysis consistent with the risk rating policies of the CRC. In addition, AIGFP's credit approval process involves pre-set counterparty and country credit exposure limits and, for particularly credit-intensive transactions, requires approval from the CRC. AIG estimates that the average credit rating of Capital Markets derivatives counterparties, measured by reference to the fair value of its derivative portfolio as a whole, is equivalent to the AA rating category.

At December 31, 2007 and 2006, the fair value of Capital Markets derivatives portfolios by counterparty credit rating was as follows:

(in millions)	**2007**	2006
Rating:		
AAA	**$ 5,069**	$ 5,465
AA	**5,166**	8,321
A	**4,796**	3,690
BBB	**1,801**	2,032
Below investment grade	**302**	99
Total	**$17,134**	$19,607

Credit Derivatives

AIGFP enters into credit derivative transactions in the ordinary course of its business. The majority of AIGFP's credit derivatives require AIGFP to provide credit protection on a designated portfolio of loans or debt securities. AIGFP provides such credit protection on a "second loss" basis, under which AIGFP's payment obligations arise only after credit losses in the designated portfolio exceed a specified threshold amount or level of "first losses." The threshold amount of credit losses that must be realized before AIGFP has any payment obligation is negotiated by AIGFP for each transaction to provide that the likelihood of any payment obligation by AIGFP under each transaction is remote, even in severe recessionary market scenarios. The underwriting process for these derivatives included assumptions of severely stressed recessionary market scenarios to minimize the likelihood of realized losses under these obligations.

In certain cases, the credit risk associated with a designated portfolio is tranched into different layers of risk, which are then analyzed and rated by the credit rating agencies. Typically, there will be an equity layer covering the first credit losses in respect of the portfolio up to a specified percentage of the total portfolio, and then successive layers ranging from generally a BBB-rated layer to one or more AAA-rated layers. In transactions that are rated with respect to the risk layer or tranche that is immediately junior to the threshold level above which AIGFP's payment obligation would generally arise, a significant majority are rated AAA by the rating agencies. In transactions that are not rated, AIGFP applies the same risk criteria for setting the threshold level for its payment obligations. Therefore, the risk layer assumed by AIGFP with respect to the designated portfolio in these transactions is often called the "super senior" risk layer, defined as the layer of credit risk senior to a risk layer that has been rated AAA by the credit rating agencies, or if the transaction is not rated, equivalent thereto.

At December 31, 2007 the notional amounts and unrealized market valuation loss of the super senior credit default swap portfolio by asset classes were as follows:

	Notional Amount (in billions)	Unrealized Market Valuation Loss (in millions)
Corporate loans[a]	$230	$ —
Prime residential mortgages[a]	149	—
Corporate Debt/CLOs	70	226
Multi-sector CDO[b]	78	11,246
Total	$527	$11,472

(a) Predominantly represent transactions written to facilitate regulatory capital relief.

(b) Approximately $61.4 billion in notional amount of the multi-sector CDO pools include some exposure to U.S. subprime mortgages.

Approximately $379 billion (consisting of the corporate loans and prime residential mortgages) of the $527 billion in notional exposure of AIGFP's super senior credit default swap portfolio as of December 31, 2007 represents derivatives written for financial institutions, principally in Europe, for the purpose of providing them with regulatory capital relief rather than risk mitigation. In exchange for a minimum guaranteed fee, the counterparties receive credit protection in respect of diversified loan portfolios they own, thus improving their regulatory capital position. These derivatives are generally expected to terminate at no additional cost to the counterparty upon the counterparty's adoption of models compliant with the Basel II Accord. AIG expects that the majority of these transactions will be terminated within the next 12 to 18 months by AIGFP's counterparties as they implement models compliant with the new Basel II Accord. As of February 26, 2008, $54 billion in notional exposures have either been terminated or are in the process of being terminated. AIGFP was not required to make any payments as part of these terminations and in certain cases was paid a fee upon termination. In light of this experience to date and after other comprehensive analyses, AIG did not recognize an unrealized market valuation adjustment for this regulatory capital relief portfolio for the year ended December 31, 2007. AIG will continue to assess the valuation of this portfolio and monitor developments in the marketplace. There can be no assurance that AIG will not recognize unrealized market valuation losses from this portfolio in future periods. In addition to writing credit protection on the super senior risk layer on designated portfolios of loans or debt securities, AIGFP also wrote protection on tranches below the super senior risk layer. At December 31, 2007 the notional amount of the credit default swaps in the regulatory capital relief portfolio written on tranches below the super senior risk layer was $5.8 billion, with an estimated fair value of $(25) million.

AIGFP has also written credit protection on the super senior risk layer of diversified portfolios of investment grade corporate debt, collateralized loan obligations (CLOs) and multi-sector CDOs. AIGFP is at risk only on the super senior portion related to a diversified portfolio referenced to loans or debt securities. The super senior risk portion is the last tranche to suffer losses after significant subordination. Credit losses would have to erode all tranches junior to the super senior tranche before AIGFP would suffer any realized losses. The subordination level required for each transaction is determined based on internal modeling and analysis of the pool of underlying assets and is not dependent on ratings determined by the rating agencies. While the credit default swaps written on corporate debt obligations are cash settled, the majority of the credit default swaps written on CDOs and CLOs require physical settlement. Under a physical settlement arrangement, AIGFP would be required to purchase the referenced super senior security at par in the event of a non-payment on that security.

Certain of these credit derivatives are subject to collateral posting provisions. These provisions differ among counterparties and asset classes. In the case of most of the multi-sector CDO transactions, the amount of collateral required is determined based on the change in value of the underlying cash security that represents the super senior risk layer subject to credit protection, and not the change in value of the super senior credit derivative.

AIGFP is indirectly exposed to U.S. residential mortgage subprime collateral in the CDO portfolios, the majority of which is from 2004 and 2005 vintages. However, certain of the CDOs on which AIGFP provided credit protection permit the collateral manager to substitute collateral during the reinvestment period, subject to certain restrictions. As a result, in certain transactions, U.S. residential mortgage subprime collateral of 2006 and 2007 vintages has been added to the collateral pools. At December 31, 2007, U.S. residential mortgage subprime collateral of 2006 and 2007 vintages comprised approximately 4.9 percent of the total collateral pools underlying the entire portfolio of CDOs with credit protection.

AIGFP has written 2a-7 Puts in connection with certain multi-sector CDOs that allow the holders of the securities to treat the securities as eligible short-term 2a-7 investments under the

Investment Company Act of 1940. Holders of securities are permitted, in certain circumstances, to tender their securities to the issuers at par. If an issuer's remarketing agent is unable to resell the securities so tendered, AIGFP must purchase the securities at par as long as the security has not experienced a default. During 2007, AIGFP repurchased securities with a principal amount of approximately $754 million pursuant to these obligations. In certain transactions, AIGFP has contracted with third parties to provide liquidity for the securities if they are put to AIGFP for up to a three-year period. Such liquidity facilities totaled approximately $3 billion at December 31, 2007. As of February 26, 2008, AIGFP has not utilized these liquidity facilities. At December 31, 2007, AIGFP had approximately $6.5 billion of notional exposure on 2a-7 Puts, included as part of the multi-sector CDO portfolio discussed herein.

As of January 31, 2008, a significant majority of AIGFP's super senior exposures continued to have tranches below AIGFP's attachment point that have been explicitly rated AAA or, in AIGFP's judgment, would have been rated AAA had they been rated. AIGFP's portfolio of credit default swaps undergoes regular monitoring, modeling and analysis and contains protection through collateral subordination.

AIGFP accounts for its credit default swaps in accordance with FAS 133 "Accounting For Derivative Instruments and Hedging Activities" and Emerging Issues Task Force 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities" (EITF 02-3). In accordance with EITF 02-3, AIGFP does not recognize income in earnings at the inception of each transaction because the inputs to value these instruments are not derivable from observable market data.

The valuation of the super senior credit derivatives has become increasingly challenging given the limitation on the availability of market observable information due to the lack of trading and price transparency in the structured finance market, particularly in the fourth quarter of 2007. These market conditions have increased the reliance on management estimates and judgments in arriving at an estimate of fair value for financial reporting purposes. Further, disparities in the valuation methodologies employed by market participants and the varying judgments reached by such participants when assessing volatile markets has increased the likelihood that the various parties to these instruments may arrive at significantly different estimates as to their fair values.

AIGFP's valuation methodologies for the super senior credit default swap portfolio have evolved in response to the deteriorating market conditions and the lack of sufficient market observable information. AIG has sought to calibrate the model to market information and to review the assumptions of the model on a regular basis.

AIGFP employs a modified version of the BET model to value its super senior credit default swap portfolio, including the 2a-7 Puts. The BET model utilizes default probabilities derived from credit spreads implied from market prices for the individual securities included in the underlying collateral pools securing the CDOs. AIGFP obtained prices on these securities from the CDO collateral managers.

The BET model also utilizes diversity scores, weighted average lives, recovery rates and discount rates. The determination of some of these inputs require the use of judgment and estimates, particularly in the absence of market observable data. AIGFP also employed a Monte Carlo simulation to assist in quantifying the effect on valuation of the CDO of the unique features of the CDO's structure such as triggers that divert cash flows to the most senior level of the capital structure.

The credit default swaps written by AIGFP cover only the failure of payment on the super senior CDO security. AIGFP does not own the securities in the CDO collateral pool. The credit spreads implied from the market prices of the securities in the CDO collateral pool incorporate the risk of default (credit risk), the market's price for liquidity risk and in distressed markets, the risk aversion costs. Spreads on credit derivatives tend to be narrower because, unlike in the case of investing in a bond, there is no need to fund the position (except when an actual credit event occurs). In times of illiquidity, the difference between spreads on cash securities and derivative instruments (the "negative basis") may be even wider for high quality assets. AIGFP was unable to reliably verify this negative basis due to the accelerating severe dislocation, illiquidity and lack of trading in the asset backed securities market during the fourth quarter of 2007 and early 2008. The valuations produced by the BET model therefore represent the valuations of the underlying super senior CDO cash securities with no recognition of the effect of the basis differential on that valuation.

AIGFP also considered the valuation of the super senior CDO securities provided by third parties, including counterparties to these transactions, and made adjustments as necessary.

As described above, AIGFP uses numerous assumptions in determining its best estimate of the fair value of the super senior credit default swap portfolio. The most significant assumption utilized in developing the estimate is the pricing of the securities within the CDO collateral pools. If the actual pricing of the securities within the collateral pools differs from the pricing used in estimating the fair value of the super senior credit default swap portfolio, there is potential for significant variation in the fair value estimate. A decrease by five points (for example, from 87 cents per dollar to 82 cents per dollar) in the aggregate price of the securities would cause an additional unrealized market valuation loss of approximately $3.7 billion, while an increase in the aggregate price of the securities by five points (for example, from 90 cents per dollar to 95 cents per dollar) would reduce the unrealized market valuation loss by approximately $3 billion. The effect on the unrealized market valuation loss is not proportional to the change in the aggregate price of the securities.

In the case of credit default swaps written on investment grade corporate debt and CLOs, AIGFP estimated the value of its obligations by reference to the relevant market indices or third party quotes on the underlying super senior tranches where available.

AIGFP monitors the underlying portfolios to determine whether the credit loss experience for any particular portfolio has caused the likelihood of AIGFP having a payment obligation under the transaction to be greater than super senior risk.

As of February 26, 2008, AIGFP had received collateral calls from counterparties in respect of certain super senior credit default swaps (including those entered into by counterparties for regulatory capital relief purposes and those in respect of corporate debt/CLOs). AIG is aware that valuation estimates made by certain of the counterparties with respect to certain super senior credit default swaps or the underlying reference CDO securities, for purposes of determining the amount of collateral required to be posted by AIGFP in connection with such instruments, differ significantly from AIGFP's estimates. AIGFP has been able to successfully resolve some of the differences, including in certain cases entering into compromise collateral arrangements, some of which are for specified periods of time. AIGFP is also in discussions with other counterparties to resolve such valuation differences. As of February 26, 2008, AIGFP had posted collateral (or had received collateral, where offsetting exposures on other transactions resulted in the counterparty posting to AIGFP) based on exposures, calculated in respect of super senior default swaps, in an aggregate amount of approximately $5.3 billion. Valuation estimates made by counterparties for collateral purposes were considered in the determination of the fair value estimates of AIGFP's super senior credit default swap portfolio.

Both AIG's ERM department and AIGFP have conducted risk analyses of the super senior multi-sector CDO credit default swap portfolio of AIGFP. There is currently no probable and reasonably estimable realized loss in this portfolio at December 31, 2007. AIG's analyses have been conducted to assess the risk of incurring net realized losses over the remaining life of the portfolio. In addition to analyses of each individual risk in the portfolio, AIG conducted certain ratings-based stress tests, which centered around scenarios of further stress on the portfolio resulting from downgrades by the rating agencies from current levels on the underlying collateral in the CDO structures supported by AIGFP's credit default swaps. These rating actions would be prompted by factors such as the worsening beyond current estimates of delinquency and residential housing price deterioration in the underlying assets in the collateral securities of the CDO structures. The results of these stress tests indicated possible realized losses on a static basis, since the assumptions of losses in these stress tests assumed immediate realization of loss. Actual realized losses would only be experienced over time given the timing of losses incurred in the underlying portfolios and the timing of breaches of the subordination afforded to AIGFP through the structures of the CDO. No benefit was taken in these stress tests for cash flow diversion features, recoveries upon default or other risk mitigant benefits. Based on these analyses and stress tests, AIG believes that any losses realized over time by AIGFP as a result of meeting its obligations under these derivatives will not be material to AIG's consolidated financial condition, although it is possible that such realized losses could be material to AIG's consolidated results of operations for an individual reporting period.

Capital Markets Trading VaR

AIGFP attempts to minimize risk in benchmark interest rates, equities, commodities and foreign exchange. Market exposures in option implied volatilities, correlations and basis risks are also minimized over time but those are the main types of market risks that AIGFP manages.

AIGFP's minimal reliance on market risk driven revenue is reflected in its VaR. AIGFP's VaR calculation is based on the interest rate, equity, commodity and foreign exchange risk arising from its portfolio. Credit-related factors, such as credit spreads or credit default, are not included in AIGFP's VaR calculation. Because the market risk with respect to securities available for sale, at market, is substantially hedged, segregation of the financial instruments into trading and other than trading was not deemed necessary. AIGFP operates under established market risk limits based upon this VaR calculation. In addition, AIGFP backtests its VaR.

In the calculation of VaR for AIGFP, AIG uses the historical simulation methodology based on estimated changes to the value of all transactions under explicit changes in market rates and prices within a specific historical time period. AIGFP attempts to secure reliable and independent current market prices, such as published exchange prices, external subscription services such as Bloomberg or Reuters, or third-party or broker quotes. When such prices are not available, AIGFP uses an internal methodology which includes extrapolation from observable and verifiable prices nearest to the dates of the transactions. Historically, actual results have not deviated from these models in any material respect.

AIGFP reports its VaR level using a 95 percent confidence interval and a one-day holding period, facilitating risk comparison with AIGFP's trading peers and reflecting the fact that market risks can be actively assumed and offset in AIGFP's trading portfolio.

The following table presents the year-end, average, high, and low VaRs* on a diversified basis and of each component of market risk for Capital Markets operations for the years 2007 and 2006. The diversified VaR is usually smaller than the sum of its components due to correlation effects.

		For the Year Ended December 31, 2007				For the Year Ended December 31, 2006		
(in millions)	As of December 31	Average	High	Low	As of December 31	Average	High	Low
Total AIG trading market risk:								
Diversified	**$5**	**$5**	**$8**	**$4**	$4	$4	$7	$3
Interest rate	**3**	**2**	**3**	**2**	2	2	3	1
Currency	**1**	**1**	**2**	**1**	1	1	3	1
Equity	**3**	**3**	**5**	**2**	3	3	4	2
Commodity	**3**	**3**	**7**	**2**	5	3	5	2

** The VaR calculation has been changed from a 3-year time series to a 5-year time series. The December 31, 2006 VaR reflects this change.*

Aircraft Leasing

AIG's Aircraft Leasing operations represent the operations of ILFC, which generates its revenues primarily from leasing new and used commercial jet aircraft to foreign and domestic airlines and companies associated with the airline industry. Risks inherent in this business, and which are managed at the business unit level, include the following:

- the risk that there will be no market for the aircraft acquired;
- the risk that aircraft cannot be placed with lessees;
- the risk of nonperformance by lessees; and
- the risk that aircraft and related assets cannot be disposed of at the time and in a manner desired.

The airline industry is sensitive to changes in economic conditions and is cyclical and highly competitive. Airlines and related companies may be affected by political or economic instability, terrorist activities, changes in national policy, competitive pressures on certain air carriers, fuel prices and shortages, labor stoppages, insurance costs, recessions, world health issues and other political or economic events adversely affecting world or regional trading markets.

ILFC's revenues and operating income may be adversely affected by the volatile competitive environment in which its customers operate. ILFC is exposed to operating loss and liquidity strain through nonperformance of aircraft lessees, through owning aircraft which it is unable to sell or re-lease at acceptable rates at lease expiration and, in part, through committing to purchase aircraft which it is unable to lease.

ILFC manages the risk of nonperformance by its lessees with security deposit requirements, repossession rights, overhaul requirements and close monitoring of industry conditions through its marketing force. Approximately 90 percent of ILFC's fleet is leased to non-U.S. carriers, and the fleet, comprised of the most efficient aircraft in the airline industry, continues to be in high demand from such carriers.

Management formally reviews regularly, and no less frequently than quarterly, issues affecting ILFC's fleet, including events and circumstances that may cause impairment of aircraft values. Management evaluates aircraft in the fleet as necessary based on these events and circumstances in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (FAS 144). ILFC has not recognized any impairment related to its fleet in 2007, 2006 or 2005. ILFC has been able to re-lease the aircraft without diminution in lease rates that would result in an impairment under FAS 144.

Consumer Finance

AIG's Consumer Finance operations provide a wide variety of consumer finance products, including real estate and other consumer loans, credit card loans, retail sales finance and credit-related insurance to customers both domestically and overseas, particularly in emerging markets. Consumer Finance operations include AGF as well as AIGCFG. AGF provides a wide variety of consumer finance products, including real estate loans, non-real estate loans, retail sales finance and credit-related insurance to customers in the United States, the U.K., Puerto Rico and the U.S. Virgin Islands. AIGCFG, through its subsidiaries, is engaged in developing a multi-product consumer finance business with an emphasis on emerging markets.

Many of AGF's borrowers are non-prime or subprime. The real estate loans are comprised principally of first-lien mortgages on residential real estate generally having a maximum term of 360 months, and are considered non-conforming. The real estate loans may be closed-end accounts or open-end home equity lines of credit and are principally fixed rate products. AGF does not offer mortgage products with borrower payment options that allow for negative amortization of the principal balance. The secured non-real estate loans are secured by consumer goods, automobiles or other personal property. Both secured and unsecured non-real estate loans and retail sales finance receivables generally have a maximum term of 60 months.

Current economic conditions, such as interest rate and employment levels, can have a direct effect on the borrowers' ability to repay these loans. AGF manages the credit risk inherent in its portfolio by using credit scoring models at the time of credit applications, established underwriting criteria, and, in certain cases, individual loan reviews. AGF monitors the quality of the finance receivables portfolio and determines the appropriate level of the allowance for losses through its Credit Strategy and Policy Committee. This Committee bases its conclusions on quantitative analyses, qualitative factors, current economic conditions and trends, and each Committee member's experience in the consumer finance industry.

Through 2007, the overall credit quality of AGF's finance receivables portfolio deteriorated modestly primarily due to negative economic fundamentals, a higher proportion of non-real estate loans and retail sales finance loans and the aging of the real estate loan portfolio. As of December 31, 2007, the 60-day delinquency rate for the entire portfolio increased by 78 basis points to 2.84 percent compared to 2006, while the 60-day delinquency rate for the real estate loans increased by 88 basis points to 2.64 percent. In 2007, AGF's net charge-off rate increased to 1.16 percent compared to 0.95 percent in 2006, which reflected $6 million of non-recurring recoveries. Further weakening in the U.S. housing market or the overall U.S. economy may adversely affect the credit quality of AGF's finance receivables.

AIGCFG monitors the quality of its finance receivable portfolio and determines the appropriate level of the allowance for losses through several internal committees. These committees base their conclusions on quantitative analysis, qualitative factors, current economic conditions and trends, political and regulatory implications, competition and the judgment of the committees' members.

AIG's Consumer Finance operations are exposed to credit risk and risk of loss resulting from adverse fluctuations in interest rates and payment defaults. Credit loss exposure is managed through a combination of underwriting controls, mix of finance receivables, collateral and collection efficiency. Large product programs are subject to CRC approval.

Over half of the finance receivables are real estate loans which are collateralized by the related properties. With respect to credit losses, the allowance for losses is maintained at a level considered adequate to absorb anticipated credit losses existing in that portfolio as of the balance sheet date.

Asset Management

AIG's Asset Management operations are exposed to various forms of credit, market and operational risks. Asset Management complies with AIG's corporate risk management guidelines and framework and is subject to periodic reviews by the CRC. In addition, transactions are referred to the Asset Management investment committees for approval of investment decisions.

The majority of the credit and market risk exposures within Asset Management results from the Spread-Based Investment business and the investment activities of AIG Global Real Estate.

In the Spread-Based Investment businesses, GIC and MIP, the primary risk is investment risk, which represents the exposure to loss resulting from the cash flows from the invested assets being less than the cash flows required to meet the obligations of the liabilities and the necessary return on investments. Credit risk is also a significant component of the investment strategy for these businesses. Market risk is taken in the form of duration and convexity risk. While AIG generally maintains a matched asset-liability relationship, it may occasionally determine that it is economically advantageous to be in an unmatched duration position. The risks in the spread-based businesses are managed through exposure limitations, active management of the investment portfolios and close oversight of the asset-liability relationship.

AIG Global Real Estate is exposed to the general conditions in global real estate markets and the credit markets. Such exposure can subject Asset Management to delays in real estate property development and sales, additional carrying costs and in turn affect operating results within the segment. These risks are mitigated through the underwriting process, transaction and contract terms and conditions and portfolio diversification by type of project, sponsor, real estate market and country. AIG's exposure to real estate investments is monitored on an ongoing basis by the Asset Management Real Estate Investment Committee.

Asset Management is also exposed to market risk with respect to the warehoused investing activities of AIG Investments. During the warehousing period, AIG bears the cost and risks associated with carrying these investments and consolidates them on its balance sheet and records the operating results until the investments are transferred, sold or otherwise divested. Changes in market conditions may negatively affect the fair value of these warehoused investments. Market conditions may impede AIG from launching new investment products for which these warehoused assets are being held, which could result in AIG not recovering its investment upon transfer or divestment. In the event that AIG is unable to transfer or otherwise divest its interest in the warehoused investment to third parties, AIG could be required to hold these investments indefinitely.

Economic Capital

Since mid-2005, AIG has been developing a firm-wide economic capital model to improve decision making and to enhance shareholder value. Economic Capital is the amount of capital the organization, its segments, profit centers, products or transactions require to cover potential, unexpected losses within a confidence level consistent with the risk appetite and risk tolerances specified by management. The Economic Capital requirement can then be compared with the Economic Capital resources available to AIG.

The Economic Capital requirement is driven by exposures to risks and interrelationships among various types of risks. As a global leader in insurance and financial services, AIG is exposed to various risks including underwriting, financial and operational risks. The Economic Capital initiative has modeled these risks into five major categories: property & casualty insurance risk, life insurance risk, market risk, credit risk and operational risk. Within each risk category, there are sub-risks that have been modeled in greater detail. The Economic Capital initiative also analyzes the interrelationships among various types of risk, aggregate exposure accumulation and concentration, and includes diversification benefits within and across risk categories and business segments.

A primary objective of the Economic Capital initiative is to develop a comprehensive framework to discuss capital and performance on a risk-adjusted basis internally with AIG management and externally with the investment community, credit providers, regulators and rating agencies. Economic Capital analysis provides a framework to validate AIG's capital adequacy, to measure more precisely capital efficiency at various levels throughout the organization, to allocate capital consistently among

AIG's businesses, to quantify the specific areas of diversification benefits and to assess relative economic value added by a business, product or transaction to AIG as a whole. The Economic Capital initiative will also provide necessary and relevant analyses and inputs in developing a more efficient capital structure. Other key areas of Economic Capital applications include strategic decision-making for mergers, acquisitions and divestitures, risk accumulation and concentration, risk retention, reinsurance and hedging strategies and product development and pricing.

During 2006, AIG developed a methodology framework that incorporates financial services industry best practices, maintains consistency with regulatory frameworks and reflects AIG's distinct global business and management strategies. By utilizing stochastic simulation techniques, where appropriate, AIG enhanced existing models or developed new ones through a collaborative effort among business executives, actuaries, finance specialists and risk professionals. The initial assessments provided useful insight into the overall capital strength of AIG and its segments.

Throughout 2007, AIG's focus has been on a wide range of business applications of the model together with the continued enhancement of the granularity of the model. Key methodology enhancements introduced during 2007 include capital fungibility and diversification among legal entities, business units and geographic regions, consistent economic scenarios in developed and developing markets, and extensive catastrophic scenario analysis and stress testing. Furthermore, AIG enhanced its comprehensive set of risk governance structures to support the model's inputs, assumptions and methodologies. Finally, AIG has engaged a panel of independent experts to provide further assurance to AIG's senior management, business segment executives and external constituents as to the validity of the model and its results for business segments and for AIG in the aggregate.

Besides model enhancements and firm-wide capital strength analysis, during 2007 AIG also incorporated its Economic Capital model and analysis into a number of specific business issues and in developing new business strategies. For example, economic capital analysis is being incorporated into the assessment phase for mergers, acquisitions and divestures, and in the development of capital markets solutions. In the reinsurance area, economic capital considerations are fundamental to the development of optimal risk retention and reinsurance strategies and management of credit exposures to reinsurance counterparties. In the Life Insurance & Retirement Services segment, the Economic Capital model has been used for product development, pricing and hedging strategies for living benefits in the variable annuity business. For life insurance products in Asian markets, enhanced asset-liability management strategies have been formulated for long duration liability structures and low interest rate environments in certain markets using the technology developed for AIG's Economic Capital model.

In 2008, AIG plans to extend the model's application by building on the work performed in 2007 for a wider range of businesses, segments, geographies and product lines. Commencing in 2008, the economic value added for each of AIG's business segments will be considered as an element, alongside other existing measures, in the evaluation of senior management performance. The capital planning and allocation process will continue to be enhanced by incorporating the regulatory, rating agency and economic capital requirements for business segments as well as the assessment of the mobility of excess economic capital.

Recent Accounting Standards

Accounting Changes

In September 2005, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts."

In February 2006, the Financial Accounting Standards Board (FASB) issued FAS 155, "Accounting for Certain Hybrid Financial Instruments — an amendment of FAS 140 and FAS 133."

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109."

In July 2006, the FASB issued FASB Staff Position (FSP) No. 13-2, "Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction."

In September 2006, the FASB issued FAS No. 157, "Fair Value Measurements."

In September 2006, the FASB issued FAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132R."

In February 2007, the FASB issued FAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities."

In June 2007, the AICPA issued Statement of Position No. 07-1, "Clarification of the Scope of the Audit and Accounting Guide 'Audits of Investment Companies' and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies." (Indefinitely deferred by the FASB)

In December 2007, the FASB issued FAS No. 141 (revised 2007), "Business Combinations."

In December 2007, the FASB issued FAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51."

For further discussion of these recent accounting standards and their application to AIG, see Note 1(hh) to Consolidated Financial Statements.

Item 7A.
Quantitative and Qualitative Disclosures About Market Risk

Included in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Item 8.
Financial Statements and Supplementary Data

American International Group, Inc. and Subsidiaries Index to Financial Statements and Schedules

* *Schedules listed were included in the Form 10-K filed with the Securities and Exchange Commission but have not been included herein. Copies may be obtained electronically through AIG's website at www.aigcorporate.com or from the Director of Investor Relations, American International Group, Inc.*

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of American International Group, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of American International Group, Inc. and its subsidiaries (AIG) at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, AIG did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because a material weakness in internal control over financial reporting related to the AIGFP super senior credit default swap portfolio valuation process and oversight thereof existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2007 consolidated financial statements, and our opinion regarding the effectiveness of AIG's internal control over financial reporting does not affect our opinion on those consolidated financial statements. AIG's management is responsible for these financial statements and financial statement schedules, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management's report referred to above. Our responsibility is to express opinions on these financial statements, on the financial statement schedules, and on AIG's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Note 1 to the consolidated financial statements, as of January 1, 2007, AIG changed the manner in which it accounts for internal replacements of certain insurance and investment contracts, uncertainty in income taxes, and changes or projected changes in the timing of cash flows relating to income taxes generated by leveraged lease transactions.

As described in Notes 1 and 17 to the consolidated financial statements, AIG changed its accounting for certain hybrid financial instruments, life settlement contracts and share based compensation as of January 1, 2006, and certain employee benefit plans as of December 31, 2006.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
New York, New York
February 28, 2008

Consolidated Balance Sheet

December 31, *(in millions)*	2007	2006
Assets:		
Investments and financial services assets:		
Fixed maturities:		
Bonds available for sale, at fair value (amortized cost: 2007 — $393,170; 2006 — $377,163)	**$ 397,372**	$386,869
Bonds held to maturity, at amortized cost (fair value: 2007 — $22,157; 2006 — $22,154)	**21,581**	21,437
Bond trading securities, at fair value (includes hybrid financial instruments: 2007 — $555; 2006 — $522)	**9,982**	10,836
Equity securities:		
Common stocks available for sale, at fair value (cost: 2007 — $12,588; 2006 — $10,662)	**17,900**	13,256
Common and preferred stocks trading, at fair value	**21,376**	14,855
Preferred stocks available for sale, at fair value (cost: 2007 — $2,600; 2006 — $2,485)	**2,370**	2,539
Mortgage and other loans receivable, net of allowance (2007 — $77; 2006 — $64) (includes loans held for sale: 2007 — $399)	**33,727**	28,418
Financial services assets:		
Flight equipment primarily under operating leases, net of accumulated depreciation (2007 — $10,499; 2006 — $8,835)	**41,984**	39,875
Securities available for sale, at fair value (cost: 2007 — $40,157; 2006 — $45,912)	**40,305**	47,205
Trading securities, at fair value	**4,197**	5,031
Spot commodities	**238**	220
Unrealized gain on swaps, options and forward transactions	**16,442**	19,252
Trade receivables	**6,467**	4,317
Securities purchased under agreements to resell, at contract value	**20,950**	30,291
Finance receivables, net of allowance (2007 — $878; 2006 — $737) (includes finance receivables held for sale: 2007 — $233; 2006 — $1,124)	**31,234**	29,573
Securities lending invested collateral, at fair value (cost: 2007 — $80,641; 2006 — $69,306)	**75,662**	69,306
Other invested assets	**58,823**	42,111
Short-term investments, at cost (approximates fair value)	**51,351**	27,483
Total investments and financial services assets	**851,961**	792,874
Cash	**2,284**	1,590
Investment income due and accrued	**6,587**	6,091
Premiums and insurance balances receivable, net of allowance (2007 — $662; 2006 — $756)	**18,395**	17,789
Reinsurance assets, net of allowance (2007 — $520; 2006 — $536)	**23,103**	23,355
Deferred policy acquisition costs	**43,150**	37,235
Investments in partially owned companies	**654**	1,101
Real estate and other fixed assets, net of accumulated depreciation (2007 — $5,446; 2006 — $4,940)	**5,518**	4,381
Separate and variable accounts	**78,684**	70,277
Goodwill	**9,414**	8,628
Other assets	**20,755**	16,089
Total assets	**$1,060,505**	$979,410

See Accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheet *Continued*

December 31, *(in millions, except share data)*	2007	2006
Liabilities:		
Reserve for losses and loss expenses	**$ 85,500**	$ 79,999
Unearned premiums	**28,022**	26,271
Future policy benefits for life and accident and health insurance contracts	**136,068**	121,004
Policyholders' contract deposits	**258,459**	248,264
Other policyholders' funds	**12,599**	10,986
Commissions, expenses and taxes payable	**6,310**	5,305
Insurance balances payable	**4,878**	3,789
Funds held by companies under reinsurance treaties	**2,501**	2,602
Income taxes payable	**3,823**	9,546
Financial services liabilities:		
Securities sold under agreements to repurchase, at contract value	**8,331**	19,677
Trade payables	**10,568**	6,174
Securities and spot commodities sold but not yet purchased, at fair value	**4,709**	4,076
Unrealized loss on swaps, options and forward transactions	**20,613**	11,401
Trust deposits and deposits due to banks and other depositors	**4,903**	5,249
Commercial paper and extendible commercial notes	**13,114**	13,363
Long-term borrowings	**162,935**	135,316
Separate and variable accounts	**78,684**	70,277
Securities lending payable	**81,965**	70,198
Minority interest	**10,422**	7,778
Other liabilities (includes hybrid financial instruments at fair value: 2007 — $47; 2006 — $111)	**30,200**	26,267
Total liabilities	**964,604**	877,542
Preferred shareholders' equity in subsidiary companies	**100**	191
Commitments, Contingencies and Guarantees (See Note 12)		
Shareholders' equity:		
Common stock, $2.50 par value; 5,000,000,000 shares authorized; shares issued 2007 and 2006 — 2,751,327,476	**6,878**	6,878
Additional paid-in capital	**2,848**	2,590
Payments advanced to purchase shares	**(912)**	—
Retained earnings	**89,029**	84,996
Accumulated other comprehensive income (loss)	**4,643**	9,110
Treasury stock, at cost; 2007 — 221,743,421; 2006 — 150,131,273 shares of common stock (including 119,293,487 and 119,278,644 shares, respectively, held by subsidiaries)	**(6,685)**	(1,897)
Total shareholders' equity	**95,801**	101,677
Total liabilities, preferred shareholders' equity in subsidiary companies and shareholders' equity	**$1,060,505**	$979,410

See Accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Income

Years Ended December 31, *(in millions, except per share data)*	**2007**	2006	2005
Revenues:			
Premiums and other considerations	**$ 79,302**	$ 74,213	$ 70,310
Net investment income	**28,619**	26,070	22,584
Net realized capital gains (losses)	**(3,592)**	106	341
Unrealized market valuation losses on AIGFP super senior credit default swap portfolio	**(11,472)**	—	—
Other income	**17,207**	12,998	15,546
Total revenues	**110,064**	113,387	108,781
Benefits and expenses:			
Incurred policy losses and benefits	**66,115**	60,287	64,100
Insurance acquisition and other operating expenses	**35,006**	31,413	29,468
Total benefits and expenses	**101,121**	91,700	93,568
Income before income taxes, minority interest and cumulative effect of accounting changes	**8,943**	21,687	15,213
Income taxes (benefits):			
Current	**3,219**	5,489	2,587
Deferred	**(1,764)**	1,048	1,671
Total income taxes	**1,455**	6,537	4,258
Income before minority interest and cumulative effect of accounting changes	**7,488**	15,150	10,955
Minority interest	**(1,288)**	(1,136)	(478)
Income before cumulative effect of accounting changes	**6,200**	14,014	10,477
Cumulative effect of accounting changes, net of tax	—	34	—
Net income	**$ 6,200**	$ 14,048	$ 10,477
Earnings per common share:			
Basic			
Income before cumulative effect of accounting changes	**$2.40**	$5.38	$4.03
Cumulative effect of accounting changes, net of tax	—	0.01	—
Net income	**$2.40**	$5.39	$4.03
Diluted			
Income before cumulative effect of accounting changes	**$2.39**	$5.35	$3.99
Cumulative effect of accounting changes, net of tax	—	0.01	—
Net income	**$2.39**	$5.36	$3.99
Average shares outstanding:			
Basic	**2,585**	2,608	2,597
Diluted	**2,598**	2,623	2,627

See Accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Shareholders' Equity

Years Ended December 31, (in millions, except share and per share data)	Amounts 2007	2006	2005	Shares 2007	2006	2005
Common stock:						
Balance, beginning and end of year	**$ 6,878**	$ 6,878	$ 6,878	**2,751,327,476**	2,751,327,476	2,751,327,476
Additional paid-in capital:						
Balance, beginning of year	**2,590**	2,339	2,094			
Excess of cost over proceeds of common stock issued under stock plans	**(98)**	(128)	(91)			
Other	**356**	379	336			
Balance, end of year	**2,848**	2,590	2,339			
Payments advanced to purchase shares:						
Balance, beginning of year	**—**	—	—			
Payments advanced	**(6,000)**	—	—			
Shares purchased	**5,088**	—	—			
Balance, end of year	**(912)**	—	—			
Retained earnings:						
Balance, beginning of year	**84,996**	72,330	63,468			
Cumulative effect of accounting changes, net of tax	**(203)**	308	—			
Adjusted balance, beginning of year	**84,793**	72,638	63,468			
Net income	**6,200**	14,048	10,477			
Dividends to common shareholders ($0.77,$0.65 and $0.63 per share, respectively)	**(1,964)**	(1,690)	(1,615)			
Balance, end of year	**89,029**	84,996	72,330			
Accumulated other comprehensive income (loss):						
Unrealized appreciation (depreciation) of investments, net of tax:						
Balance, beginning of year	**10,083**	8,348	10,326			
Unrealized appreciation (depreciation) of investments, net of reclassification adjustments	**(8,046)**	2,574	(3,577)			
Income tax benefit (expense)	**2,338**	(839)	1,599			
Balance, end of year	**4,375**	10,083	8,348			
Foreign currency translation adjustments, net of tax:						
Balance, beginning of year	**(305)**	(1,241)	(701)			
Translation adjustment	**1,325**	1,283	(926)			
Income tax benefit (expense)	**(140)**	(347)	386			
Balance, end of year	**880**	(305)	(1,241)			
Net derivative gains (losses) arising from cash flow hedging activities:						
Balance, beginning of year	**(27)**	(25)	(53)			
Net deferred gains on cash flow hedges, net of reclassification adjustments	**(133)**	13	35			
Deferred income tax expense	**73**	(15)	(7)			
Balance, end of year	**(87)**	(27)	(25)			
Retirement plan liabilities adjustment, net of taxes:						
Balance, beginning of year	**(641)**	(115)	(128)			
Net actuarial loss	**197**	—	—			
Prior service credit	**(24)**	—	—			
Minimum pension liability adjustment	**—**	80	81			
Deferred income tax benefit (expense)	**(57)**	(74)	(68)			
Adjustment to initially apply FAS 158, net of tax	**—**	(532)	—			
Balance, end of year	**(525)**	(641)	(115)			
Accumulated other comprehensive income (loss), end of year	**4,643**	9,110	6,967			
Treasury stock, at cost:						
Balance, beginning of year	**(1,897)**	(2,197)	(2,211)	**(150,131,273)**	(154,680,704)	(154,904,286)
Cost of shares acquired	**(5,104)**	(20)	(176)	**(76,519,859)**	(288,365)	(2,654,272)
Issued under stock plans	**305**	291	173	**4,958,345**	4,579,913	2,625,227
Other	**11**	29	17	**(50,634)**	257,883	252,627
Balance, end of year	**(6,685)**	(1,897)	(2,197)	**(221,743,421)**	(150,131,273)	(154,680,704)
Total shareholders' equity, end of year	**$95,801**	$101,677	$86,317			

See Accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Cash Flows

Years Ended December 31, *(in millions)*	2007	2006	2005
Summary:			
Net cash provided by operating activities	**$ 35,171**	$ 6,287	$ 23,413
Net cash used in investing activities	**(68,007)**	(67,952)	(61,459)
Net cash provided by financing activities	**33,480**	61,244	38,097
Effect of exchange rate changes on cash	**50**	114	(163)
Change in cash	**694**	(307)	(112)
Cash at beginning of year	**1,590**	1,897	2,009
Cash at end of year	**$ 2,284**	$ 1,590	$ 1,897
Cash flows from operating activities:			
Net income	**$ 6,200**	$ 14,048	$ 10,477
Adjustments to reconcile net income to net cash provided by operating activities:			
Noncash revenues, expenses, gains and losses included in income:			
Unrealized market valuation losses on AIGFP super senior credit default swap portfolio	**11,472**	—	—
Net gains on sales of securities available for sale and other assets	**(1,349)**	(763)	(1,218)
Foreign exchange transaction (gains) losses	**(104)**	1,795	(3,330)
Net unrealized (gains) losses on non-AIGFP derivative assets and liabilities	**116**	(713)	878
Equity in income of partially owned companies and other invested assets	**(4,760)**	(3,990)	(1,421)
Amortization of deferred policy acquisition costs	**11,602**	11,578	10,693
Amortization of premium and discount on securities and long-term borrowings	**580**	699	207
Depreciation expenses, principally flight equipment	**2,790**	2,374	2,200
Provision for finance receivable losses	**646**	495	435
Other-than-temporary impairments	**4,715**	944	598
Changes in operating assets and liabilities:			
General and life insurance reserves	**16,242**	12,930	27,045
Premiums and insurance balances receivable and payable — net	**(207)**	(1,214)	192
Reinsurance assets	**923**	1,665	(5,365)
Capitalization of deferred policy acquisition costs	**(15,846)**	(15,363)	(14,454)
Investment income due and accrued	**(401)**	(249)	(171)
Funds held under reinsurance treaties	**(151)**	(1,612)	770
Other policyholders' funds	**1,374**	(498)	811
Income taxes payable	**(3,709)**	2,003	1,543
Commissions, expenses and taxes payable	**989**	408	140
Other assets and liabilities — net	**3,657**	(77)	2,863
Bonds, common and preferred stocks trading	**(3,667)**	(9,147)	(5,581)
Trade receivables and payables — net	**2,243**	(197)	2,272
Trading securities	**835**	1,339	(3,753)
Spot commodities	**(18)**	(128)	442
Net unrealized (gain) loss on swaps, options and forward transactions	**1,413**	(1,482)	934
Securities purchased under agreements to resell	**9,341**	(16,568)	9,953
Securities sold under agreements to repurchase	**(11,391)**	9,552	(12,534)
Securities and spot commodities sold but not yet purchased	**633**	(1,899)	571
Finance receivables and other loans held for sale — originations and purchases	**(5,145)**	(10,786)	(13,070)
Sales of finance receivables and other loans — held for sale	**5,671**	10,602	12,821
Other, net	**477**	541	(1,535)
Total adjustments	**28,971**	(7,761)	12,936
Net cash provided by operating activities	**$ 35,171**	$ 6,287	$ 23,413

See Accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Cash Flows *Continued*

Years Ended December 31, *(in millions)*	**2007**	2006	2005
Cash flows from investing activities:			
Proceeds from (payments for)			
Sales and maturities of fixed maturity securities available for sale and hybrid investments	**$ 132,320**	$ 112,894	$ 140,076
Sales of equity securities available for sale	**9,616**	12,475	11,661
Proceeds from fixed maturity securities held to maturity	**295**	205	46
Sales of flight equipment	**303**	697	573
Sales or distributions of other invested assets	**14,109**	14,084	14,899
Payments received on mortgage and other loans receivable	**9,062**	5,165	3,679
Principal payments received on finance receivables held for investment	**12,553**	12,586	12,461
Purchases of fixed maturity securities available for sale and hybrid investments	**(139,184)**	(146,465)	(175,657)
Purchases of equity securities available for sale	**(10,933)**	(14,482)	(13,273)
Purchases of fixed maturity securities held to maturity	**(266)**	(197)	(3,333)
Purchases of flight equipment	**(4,772)**	(6,009)	(6,193)
Purchases of other invested assets	**(25,327)**	(16,040)	(15,059)
Acquisitions, net of cash acquired	**(1,361)**	—	—
Mortgage and other loans receivable issued	**(12,439)**	(7,438)	(5,310)
Finance receivables held for investment — originations and purchases	**(15,271)**	(13,830)	(17,276)
Change in securities lending invested collateral	**(12,303)**	(9,835)	(10,301)
Net additions to real estate, fixed assets, and other assets	**(870)**	(1,097)	(941)
Net change in short-term investments	**(23,484)**	(10,620)	1,801
Net change in non-AIGFP derivative assets and liabilities	**(55)**	(45)	688
Net cash used in investing activities	**$ (68,007)**	$ (67,952)	$ (61,459)
Cash flows from financing activities:			
Proceeds from (payments for)			
Policyholders' contract deposits	**$ 64,829**	57,197	51,699
Policyholders' contract withdrawals	**(58,675)**	(43,413)	(36,339)
Change in other deposits	**(182)**	1,269	(957)
Change in commercial paper and extendible commercial notes	**(338)**	2,960	(702)
Long-term borrowings issued	**103,210**	71,028	67,061
Repayments on long-term borrowings	**(79,738)**	(36,489)	(51,402)
Change in securities lending payable	**11,757**	9,789	10,437
Redemption of subsidiary company preferred stock	**—**	—	(100)
Issuance of treasury stock	**206**	163	82
Payments advanced to purchase treasury stock	**(6,000)**	—	—
Cash dividends paid to shareholders	**(1,881)**	(1,638)	(1,421)
Acquisition of treasury stock	**(16)**	(20)	(176)
Other, net	**308**	398	(85)
Net cash provided by financing activities	**$ 33,480**	$ 61,244	$ 38,097
Supplementary disclosure of cash flow information:			
Cash paid during the period for:			
Interest	**$ 8,818**	$ 6,539	$ 4,883
Taxes	**$ 5,163**	$ 4,693	$ 2,593
Non-cash financing activities:			
Interest credited to policyholder accounts included in financing activities	**$ 11,628**	$ 10,746	$ 9,782
Treasury stock acquired using payments advanced to purchase shares	**$ 5,088**	$ —	$ —
Non-cash investing activities:			
Debt assumed on acquisitions and warehoused investments	**$ 791**	$ —	$ —

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Comprehensive Income

Years Ended December 31, *(in millions)*	**2007**	2006	2005
Net income	**$ 6,200**	$14,048	$10,477
Other comprehensive income (loss):			
Unrealized (depreciation) appreciation of investments — net of reclassification adjustments	**(8,046)**	2,574	(3,577)
Deferred income tax benefit (expense) on above changes	**2,338**	(839)	1,599
Foreign currency translation adjustments	**1,325**	1,283	(926)
Deferred income tax benefit (expense) on above changes	**(140)**	(347)	386
Net derivative gains arising from cash flow hedging activities — net of reclassification adjustments	**(133)**	13	35
Deferred income tax expense on above changes	**73**	(15)	(7)
Change in pension and postretirement unrecognized periodic benefit (cost)	**173**	80	81
Deferred income tax benefit (expense) on above changes	**(57)**	(74)	(68)
Other comprehensive income (loss)	**(4,467)**	2,675	(2,477)
Comprehensive income (loss)	**$ 1,733**	$16,723	$ 8,000

See Accompanying Notes to Consolidated Financial Statements.

Index of Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of AIG, its controlled subsidiaries, and variable interest entities in which AIG is the primary beneficiary. Entities that AIG does not consolidate but in which it holds 20 percent to 50 percent of the voting rights and/or has the ability to exercise significant influence are accounted for under the equity method.

Certain of AIG's foreign subsidiaries included in the consolidated financial statements report on a fiscal year ending November 30. The effect on AIG's consolidated financial condition and results of operations of all material events occurring between November 30 and December 31 for all periods presented has been recorded.

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). All material intercompany accounts and transactions have been eliminated.

Description of Business

See Note 2 herein for a description of AIG's businesses.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ, possibly materially, from those estimates.

AIG considers its most critical accounting estimates to be those with respect to reserves for losses and loss expenses, future policy benefits for life and accident and health contracts, estimated gross profits for investment-oriented products, recoverability of deferred policy acquisition costs (DAC), fair value measurements of certain assets and liabilities, including the super senior credit default swaps written by AIGFP, other-than-temporary impairments in the value of investments, the allowance for finance receivable losses and flight equipment recoverability.

During the second half of 2007, disruption in the global credit markets, coupled with the repricing of credit risk, and the U.S. housing market deterioration, particularly in the fourth quarter, created increasingly difficult conditions in the financial markets. These conditions have resulted in greater volatility, less liquidity, widening of credit spreads and a lack of price transparency in certain markets and have made it more difficult to value certain of AIG's invested assets and the obligations and collateral relating to certain financial instruments issued or held by AIG, such as AIGFP's super senior credit default swap portfolio.

Revisions and Reclassifications

In 2007, AIG determined that certain products that were historically reported as separate account assets under American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" (SOP 03-1) should have been reported as general account assets. Accordingly, the December 31, 2006 consolidated balance sheet has been revised to reflect the transfer of $2.4 billion of assets from separate account assets to general account assets, and the same amount of liabilities from separate account liabilities to policyholders' contract deposits. This revision had no effect on consolidated income before income taxes, net income, or shareholders' equity for any period presented.

Certain reclassifications and format changes have been made to prior period amounts to conform to the current period presentation.

Out-of-Period Adjustments

During 2007 and 2006, AIG recorded the effects of certain out-of-period adjustments, which (decreased) increased net income by $(399) million and $65 million, respectively. During 2007, out-of-period adjustments collectively decreased pre-tax operating income by $372 million ($399 million after tax). The adjustments were comprised of a charge of $380 million ($247 million after tax) to reverse net gains on transfers of investment securities among legal entities consolidated within AIGFP and a corresponding increase to accumulated other comprehensive income (loss); $156 million of additional income tax expense related to the successful remediation of the material weakness in internal control over income tax accounting; $142 million ($92 million after tax) of additional expense related to insurance reserves and DAC in connection with improvements in its internal control over financial reporting and consolidation processes; $42 million ($29 million after tax) of additional expense, primarily related to other remediation activities; and $192 million ($125 million after tax) of net realized capital gains related to foreign exchange.

Accounting Policies

(a) Revenue Recognition and Expenses:

Premiums and Other Considerations: Premiums for short duration contracts and considerations received from retailers in connection with the sale of extended service contracts are earned primarily on a pro rata basis over the term of the related coverage. The reserve for unearned premiums includes the portion of premiums written and other considerations relating to the unexpired terms of coverage.

Premiums for long duration insurance products and life contingent annuities are recognized as revenues when due. Estimates for premiums due but not yet collected are accrued. Consideration for universal life and investment-type products consists of policy charges for the cost of insurance, administration, and surrenders during the period. Policy charges collected with respect to future services are deferred and recognized in a manner similar to DAC related to such products.

Net Investment Income: Net investment income represents income primarily from the following sources in AIG's insurance operations:

- Interest income and related expenses, including amortization of premiums and accretion of discounts on bonds with changes in

1. Summary of Significant Accounting Policies

Continued

the timing and the amount of expected principal and interest cash flows reflected in the yield, as applicable.
- Dividend income and distributions from common and preferred stock and other investments when receivable.
- Realized and unrealized gains and losses from investments in trading securities accounted for at fair value.
- Earnings from hedge funds and limited partnership investments accounted for under the equity method.
- The difference between the carrying amount of a life settlement contract and the life insurance proceeds of the underlying life insurance policy recorded in income upon the death of the insured.

Realized Capital Gains (Losses): Realized capital gains and losses are determined by specific identification. The realized capital gains and losses are generated primarily from the following sources:
- Sales of fixed maturity securities and equity securities (except trading securities accounted for at fair value), real estate, investments in joint ventures and limited partnerships and other types of investments.
- Reductions to the cost basis of fixed maturity securities and equity securities (except trading securities accounted for at fair value) and other invested assets for other-than-temporary impairments.
- Changes in fair value of derivatives that are not involved in qualifying hedging activities.
- Exchange gains and losses resulting from foreign currency transactions.

Other Income: Other income includes income from flight equipment, Asset Management operations, the operations of AIGFP and finance charges on consumer loans.

Income from flight equipment under operating leases is recognized over the life of the lease as rentals become receivable under the provisions of the lease or, in the case of leases with varying payments, under the straight-line method over the noncancelable term of the lease. In certain cases, leases provide for additional payments contingent on usage. Rental income is recognized at the time such usage occurs less a provision for future contractual aircraft maintenance. Gains and losses on flight equipment are recognized when flight equipment is sold and the risk of ownership of the equipment is passed to the new owner.

Income from Asset Management operations is generally recognized as revenues as services are performed. Certain costs incurred in the sale of mutual funds are deferred and subsequently amortized.

Income from the operations of AIGFP included in other income consists of the following:
- Interest income and related expenses, including amortization of premiums and accretion of discounts on bonds with changes in the timing and the amount of expected principal and interest cash flows reflected in the yield, as applicable.
- Dividend income and distributions from common and preferred stock and other investments when receivable.
- Changes in the fair value of derivatives (excluding the super senior credit default swap portfolio). In certain instances, no initial gain or loss is recognized in accordance with Emerging Issues Task Force Issue (EITF) 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities" (EITF 02-3). The initial gain or loss is recognized in income over the life of the transaction or when observable market data becomes available.
- Realized and unrealized gains and losses from trading securities and spot commodities sold but not yet purchased, futures and hybrid financial instruments.
- Realized gains and losses from the sale of available for sale securities and investments in private equities, joint ventures, limited partnerships and other investments.
- Exchange gains and losses resulting from foreign currency transactions.
- Reductions to the cost basis of securities available for sale for other-than-temporary impairments.
- Earnings from hedge funds and limited partnership investments accounted for under the equity method.

Finance charges on consumer loans are recognized as revenue using the interest method. Revenue ceases to be accrued when contractual payments are not received for four consecutive months for loans and retail sales contracts, and for six months for revolving retail accounts and private label receivables. Extension fees, late charges, and prepayment penalties are recognized as revenue when received.

Incurred Policy Losses and Benefits: Incurred policy losses for short duration insurance contracts consist of the estimated ultimate cost of settling claims incurred within the reporting period, including incurred but not reported claims, plus the changes in estimates of current and prior period losses resulting from the continuous review process. Benefits for long duration insurance contracts consist of benefits paid and changes in future policy benefits liabilities. Benefits for universal life and investment-type products primarily consist of interest credited to policy account balances and benefit payments made in excess of policy account balances.

(b) Income Taxes: Deferred tax assets and liabilities are recorded for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements. AIG assesses its ability to realize deferred tax assets primarily based on the earnings history, the future earnings potential, the reversal of taxable temporary differences, and the tax planning strategies available to the legal entities when recognizing deferred tax assets in accordance with Statement of Financial Accounting Standards No. (FAS) 109, "Accounting for Income Taxes" (FAS 109). See Note 21 herein for a further discussion of income taxes.

(c) Investments in Fixed Maturities and Equity Securities: Bonds held to maturity are principally owned by insurance subsidiaries and are carried at amortized cost when AIG has the ability and positive intent to hold these securities until maturity.

1. Summary of Significant Accounting Policies
Continued

When AIG does not have the positive intent to hold bonds until maturity, these securities are classified as available for sale or as trading and are carried at fair value.

Premiums and discounts arising from the purchase of bonds classified as held to maturity or available for sale are treated as yield adjustments over their estimated lives, until maturity, or call date, if applicable.

Common and preferred stocks are carried at fair value.

AIG also enters into dollar roll agreements. These are agreements to sell mortgage-backed securities and to repurchase substantially similar securities at a specified price and date in the future. At December 31, 2007 and 2006, there were no dollar roll agreements outstanding.

For AIG's insurance subsidiaries, unrealized gains and losses on investments in trading securities are reported in Net investment income. Unrealized gains and losses from available for sale investments in equity and fixed maturity securities are reported as a separate component of Accumulated other comprehensive income (loss), net of deferred income taxes, in consolidated shareholders' equity. Investments in fixed maturities and equity securities are recorded on a trade-date basis.

AIG evaluates its investments for other-than-temporary impairment. The determination that a security has incurred an other-than-temporary impairment in value and the amount of any loss recognized requires the judgment of AIG's management and a continual review of its investments.

AIG evaluates its investments for other-than-temporary impairment such that a security is considered a candidate for other-than-temporary impairment if it meets any of the following criteria:

- Trading at a significant (25 percent or more) discount to par, amortized cost (if lower) or cost for an extended period of time (nine consecutive months or longer);
- The occurrence of a discrete credit event resulting in (i) the issuer defaulting on a material outstanding obligation; (ii) the issuer seeking protection from creditors under the bankruptcy laws or any similar laws intended for court supervised reorganization of insolvent enterprises; or (iii) the issuer proposing a voluntary reorganization pursuant to which creditors are asked to exchange their claims for cash or securities having a fair value substantially lower than par value of their claims; or
- AIG may not realize a full recovery on its investment regardless of the occurrence of one of the foregoing events.

The above criteria also consider circumstances of a rapid and severe market valuation decline, such as that experienced in current credit markets, in which AIG could not reasonably assert that the recovery period would be temporary.

At each balance sheet date, AIG evaluates its securities holdings with unrealized losses. When AIG does not intend to hold such securities until they have recovered their cost basis, based on the circumstances at the date of evaluation, AIG records the unrealized loss in income. If a loss is recognized from a sale subsequent to a balance sheet date pursuant to changes in circumstances, the loss is recognized in the period in which the intent to hold the securities to recovery no longer existed.

In periods subsequent to the recognition of an other-than-temporary impairment charge for fixed maturity securities, which is not credit or foreign exchange related, AIG generally accretes the discount or amortizes the reduced premium resulting from the reduction in cost basis over the remaining life of the security.

For certain investments in beneficial interests in securitized financial assets of less than high quality with contractual cash flows, including asset-backed securities, EITF 99-20, "Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests that Continued to Be Held by a Transferor in Securitized Financial Assets" requires periodic updates of AIG's best estimate of cash flows over the life of the security. If the fair value of an investment in beneficial interests in a securitized financial asset is less than its cost or amortized cost and there has been a decrease in the present value of the estimated cash flows since the last revised estimate, considering both their timing and amount, an other-than-temporary impairment charge is recognized. Interest income is recognized based on changes in the timing and the amount of expected principal and interest cash flows reflected in the yield.

AIG also considers its intent and ability to retain a temporarily depressed security until recovery. Estimating future cash flows is a quantitative and qualitative process that incorporates information received from third-party sources along with certain internal assumptions and judgments regarding the future performance of the underlying collateral. In addition, projections of expected future cash flows may change based upon new information regarding the performance of the underlying collateral.

(d) Mortgage and Other Loans Receivable — net: Mortgage and other loans receivable includes mortgage loans on real estate, policy loans and collateral, commercial and guaranteed loans. Mortgage loans on real estate and collateral, commercial and guaranteed loans are carried at unpaid principal balances less credit allowances and plus or minus adjustments for the accretion or amortization of discount or premium. Interest income on such loans is accrued as earned.

Impairment of mortgage loans on real estate and collateral and commercial loans is based on certain risk factors and when collection of all amounts due under the contractual terms is not probable. This impairment is generally measured based on the present value of expected future cash flows discounted at the loan's effective interest rate subject to the fair value of underlying collateral. Interest income on such impaired loans is recognized as cash is received.

Policy loans are carried at unpaid principal amount. There is no allowance for policy loans because these loans serve to reduce the death benefit paid when the death claim is made and the balances are effectively collateralized by the cash surrender value of the policy.

(e) Financial Services — Flight Equipment: Flight equipment is stated at cost, net of accumulated depreciation. Major additions, modifications and interest are capitalized. Normal maintenance and repairs, airframe and engine overhauls and

1. Summary of Significant Accounting Policies

Continued

compliance with return conditions of flight equipment on lease are provided by and paid for by the lessee. Under the provisions of most leases for certain airframe and engine overhauls, the lessee is reimbursed for certain costs incurred up to but not exceeding contingent rentals paid to AIG by the lessee. AIG provides a charge to income for such reimbursements based on the expected reimbursements during the life of the lease. For passenger aircraft, depreciation is generally computed on the straight-line basis to a residual value of approximately 15 percent of the cost of the asset over its estimated useful life of 25 years. For freighter aircraft, depreciation is computed on the straight-line basis to a zero residual value over its useful life of 35 years. At December 31, 2007, ILFC had twelve freighter aircraft in its fleet. Aircraft in the fleet are evaluated for impairment in accordance with FAS 144. FAS 144 requires long-lived assets to be evaluated for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. These evaluations for impairment are significantly affected by estimates of future net cash flows and other factors that involve uncertainty.

When assets are retired or disposed of, the cost and associated accumulated depreciation are removed from the related accounts and the difference, net of proceeds, is recorded as a gain or loss in Other income.

(f) Financial Services — Securities Available for Sale, at fair value: These securities are held to meet long-term investment objectives and are accounted for as available for sale, carried at fair values and recorded on a trade-date basis. This portfolio is hedged using interest rate, foreign exchange, commodity and equity derivatives. The market risk associated with such hedges is managed on a portfolio basis, with third-party hedging transactions executed as necessary. Because hedge accounting treatment is not achieved in accordance with FAS 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133), the unrealized gains and losses on these securities resulting from changes in interest rates, currency rates and equity prices are recorded in Accumulated other comprehensive income (loss) in consolidated shareholders' equity while the unrealized gains and losses on the hedging instruments are reflected in Other income.

(g) Financial Services — Trading Securities, at fair value: Trading securities are held to meet short-term investment objectives and to economically hedge other securities. Trading securities are recorded on a trade-date basis and carried at fair value. Realized and unrealized gains and losses are reflected in Other income.

(h) Financial Services — Spot Commodities: Spot commodities held in AIGFP's wholly owned broker-dealer subsidiary are recorded at fair value. All other commodities are recorded at the lower of cost or fair value. Spot commodities are recorded on a trade-date basis. The exposure to market risk may be reduced through the use of forwards, futures and option contracts. Lower of cost or fair value reductions in commodity positions and unrealized gains and losses in related derivatives are reflected in Other income.

(i) Financial Services — Unrealized Gain and Unrealized Loss on Swaps, Options and Forward Transactions: Interest rate, currency, equity and commodity swaps (including AIGFP's super senior credit default swap portfolio), swaptions, options and forward transactions are accounted for as derivatives recorded on a trade-date basis, and carried at fair value. Unrealized gains and losses are reflected in income, when appropriate. In certain instances, when income is not recognized at inception of the contract under EITF 02-3, income is recognized over the life of the contract and as observable market data becomes available.

(j) Financial Services — Trade Receivables and Trade Payables: Trade receivables and Trade payables include option premiums paid and received and receivables from and payables to counterparties that relate to unrealized gains and losses on futures, forwards, and options and balances due from and due to clearing brokers and exchanges.

(k) Financial Services — Securities Purchased (Sold) Under Agreements to Resell (Repurchase), at contract value: Securities purchased under agreements to resell and Securities sold under agreements to repurchase are accounted for as collateralized borrowing or lending transactions and are recorded at their contracted resale or repurchase amounts, plus accrued interest. AIG's policy is to take possession of or obtain a security interest in securities purchased under agreements to resell.

AIG minimizes the credit risk that counterparties to transactions might be unable to fulfill their contractual obligations by monitoring customer credit exposure and collateral value and generally requiring additional collateral to be deposited with AIG when necessary.

(l) Financial Services — Finance Receivables: Finance receivables, which are reported net of unearned finance charges, are held for both investment purposes and for sale. Finance receivables held for investment purposes are carried at amortized cost, which includes accrued finance charges on interest bearing finance receivables, unamortized deferred origination costs, and unamortized net premiums and discounts on purchased finance receivables. The allowance for finance receivable losses is established through the provision for finance receivable losses charged to expense and is maintained at a level considered adequate to absorb estimated credit losses in the portfolio. The portfolio is periodically evaluated on a pooled basis and factors such as economic conditions, portfolio composition, and loss and delinquency experience are considered in the evaluation of the allowance.

Direct costs of originating finance receivables, net of nonrefundable points and fees, are deferred and included in the carrying amount of the related receivables. The amount deferred is amortized to income as an adjustment to finance charge revenues using the interest method.

1. Summary of Significant Accounting Policies
Continued

Finance receivables originated and intended for sale in the secondary market are carried at the lower of cost or fair value, as determined by aggregate outstanding commitments from investors or current investor yield requirements. American General Finance, Inc. (AGF) recognizes net unrealized losses through a valuation allowance by charges to income.

(m) Securities Lending Invested Collateral, at Fair Value and Securities Lending Payable: AIG's insurance and asset management operations lend their securities and primarily take cash as collateral with respect to the securities lent. Invested collateral consists of interest-bearing cash equivalents and floating rate bonds, whose changes in fair value are recorded as a separate component of Accumulated other comprehensive income (loss), net of deferred income taxes. The invested collateral is evaluated for other-than-temporary impairment by applying the same criteria used for investments in fixed maturities. Income earned on invested collateral, net of interest payable to the collateral provider, is recorded in Net investment income.

The fair value of securities pledged under securities lending arrangements was $76 billion and $69 billion at December 31, 2007 and 2006, respectively. These securities are included in bonds available for sale in AIG's consolidated balance sheet.

(n) Other Invested Assets: Other invested assets consist primarily of investments by AIG's insurance operations in hedge funds, private equity and limited partnerships.

Hedge funds and limited partnerships in which AIG's insurance operations hold in the aggregate less than a five percent interest are reported at fair value. The change in fair value is recognized as a component of Accumulated other comprehensive income (loss).

With respect to hedge funds and limited partnerships in which AIG holds in the aggregate a five percent or greater interest or less than a five percent interest but in which AIG has more than a minor influence over the operations of the investee, AIG's carrying value is its share of the net asset value of the funds or the partnerships. The changes in such net asset values, accounted for under the equity method, are recorded in Net investment income.

In applying the equity method of accounting, AIG consistently uses the most recently available financial information provided by the general partner or manager of each of these investments, which is one to three months prior to the end of AIG's reporting period. The financial statements of these investees are generally audited on an annual basis.

Also included in Other invested assets are real estate held for investment, aircraft asset investments held by non-financial services subsidiaries and investments in life settlement contracts. See Note 3(g) herein for further information.

(o) Short-term Investments: Short-term investments consist of interest-bearing cash equivalents, time deposits, and investments with original maturities within one year from the date of purchase, such as commercial paper.

(p) Cash: Cash represents cash on hand and non-interest bearing demand deposits.

(q) Reinsurance Assets: Reinsurance assets include the balances due from reinsurance and insurance companies under the terms of AIG's reinsurance agreements for paid and unpaid losses and loss expenses, ceded unearned premiums and ceded future policy benefits for life and accident and health insurance contracts and benefits paid and unpaid. Amounts related to paid and unpaid losses and benefits and loss expenses with respect to these reinsurance agreements are substantially collateralized.

(r) Deferred Policy Acquisition Costs:

Policy acquisition costs represent those costs, including commissions, premium taxes and other underwriting expenses that vary with and are primarily related to the acquisition of new business.

General Insurance: Policy acquisition costs are deferred and amortized over the period in which the related premiums written are earned. DAC is grouped consistent with the manner in which the insurance contracts are acquired, serviced and measured for profitability and is reviewed for recoverability based on the profitability of the underlying insurance contracts. Investment income is not anticipated in assessing the recoverability of DAC.

Life Insurance & Retirement Services: Policy acquisition costs for traditional life insurance products are generally deferred and amortized over the premium paying period in accordance with FAS 60, "Accounting and Reporting by Insurance Enterprises" (FAS 60). Policy acquisition costs and policy issuance costs related to universal life, participating life, and investment-type products (investment-oriented products) are deferred and amortized, with interest, in relation to the incidence of estimated gross profits to be realized over the estimated lives of the contracts in accordance with FAS 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" (FAS 97). Estimated gross profits are composed of net interest income, net realized investment gains and losses, fees, surrender charges, expenses, and mortality and morbidity gains and losses. If estimated gross profits change significantly, DAC is recalculated using the new assumptions. Any resulting adjustment is included in income as an adjustment to DAC. DAC is grouped consistent with the manner in which the insurance contracts are acquired, serviced and measured for profitability and is reviewed for recoverability based on the current and projected future profitability of the underlying insurance contracts.

The DAC for investment-oriented products is also adjusted with respect to estimated gross profits as a result of changes in the net unrealized gains or losses on fixed maturity and equity securities available for sale. Because fixed maturity and equity securities available for sale are carried at aggregate fair value, an adjustment is made to DAC equal to the change in amortization that would have been recorded if such securities had been sold at their stated aggregate fair value and the proceeds reinvested at current yields. The change in this adjustment, net of tax, is included with the change in net unrealized gains/losses on fixed

1. Summary of Significant Accounting Policies

Continued

maturity and equity securities available for sale that is credited or charged directly to Accumulated other comprehensive income (loss). Value of Business Acquired (VOBA) is determined at the time of acquisition and is reported in the consolidated balance sheet with DAC. This value is based on the present value of future pre-tax profits discounted at yields applicable at the time of purchase. For products accounted for under FAS 60, VOBA is amortized over the life of the business similar to that for DAC based on the assumptions at purchase. For products accounted for under FAS 97, VOBA is amortized in relation to the estimated gross profits to date for each period. As of December 31, 2007 and 2006, there had been no impairments of VOBA.

(s) Investments in Partially Owned Companies: Investments in partially owned companies represents investments entered into for strategic purposes and not solely for capital appreciation or for income generation. These investments are accounted for under the equity method. All other equity method investments are reported in Other invested assets. At December 31, 2007, AIG's significant investments in partially owned companies included its 26.0 percent interest in Tata AIG Life Insurance Company, Ltd., its 26.0 percent interest in Tata AIG General Insurance Company, Ltd. and its 25.4 percent interest in The Fuji Fire and Marine Insurance Co., Ltd. Dividends received from unconsolidated entities in which AIG's ownership interest is less than 50 percent were $30 million, $28 million and $146 million for the years ended December 31, 2007, 2006 and 2005, respectively. The undistributed earnings of unconsolidated entities in which AIG's ownership interest is less than 50 percent were $266 million, $300 million and $179 million at December 31, 2007, 2006 and 2005, respectively.

(t) Real Estate and Other Fixed Assets: The costs of buildings and furniture and equipment are depreciated principally on the straight-line basis over their estimated useful lives (maximum of 40 years for buildings and ten years for furniture and equipment). Expenditures for maintenance and repairs are charged to income as incurred; expenditures for betterments are capitalized and depreciated. AIG periodically assesses the carrying value of its real estate for purposes of determining any asset impairment.

Also included in Real Estate and Other Fixed Assets are capitalized software costs, which represent costs directly related to obtaining, developing or upgrading internal use software. Such costs are capitalized and amortized using the straight-line method over a period generally not exceeding five years.

(u) Separate and Variable Accounts: Separate and variable accounts represent funds for which investment income and investment gains and losses accrue directly to the policyholders who bear the investment risk. Each account has specific investment objectives, and the assets are carried at fair value. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of AIG. The liabilities for these accounts are equal to the account assets.

(v) Goodwill: Goodwill is the excess of cost over the fair value of identifiable net assets acquired. Goodwill is reviewed for impairment on an annual basis, or more frequently if circumstances indicate that a possible impairment has occurred. The assessment of impairment involves a two-step process whereby an initial assessment for potential impairment is performed, followed by a measurement of the amount of impairment, if any. Impairment testing is performed using the fair value approach, which requires the use of estimates and judgment, at the "reporting unit" level. A reporting unit is the operating segment, or a business that is one level below the operating segment if discrete financial information is prepared and regularly reviewed by management at that level. The determination of a reporting unit's fair value is based on management's best estimate, which generally considers the market-based earning multiples of the unit's peer companies or expected future cash flows. If the carrying value of a reporting unit exceeds its fair value, an impairment is recognized as a charge against income equal to the excess of the carrying value of goodwill over its fair value. No impairments were recorded in 2007, 2006 or 2005. Changes in the carrying amount of goodwill result from business acquisitions, the payment of contingent consideration, foreign currency translation adjustments and purchase price adjustments.

(w) Other Assets: Other assets consist of prepaid expenses, including deferred advertising costs, sales inducement assets, non-AIGFP derivatives assets carried at fair value, deposits, other deferred charges and other intangible assets.

Certain direct response advertising costs are deferred and amortized over the expected future benefit period in accordance with SOP 93-7, "Reporting on Advertising Costs." When AIG can demonstrate that its customers have responded specifically to direct-response advertising, the primary purpose of which is to elicit sales to customers, and when it can be shown such advertising results in probable future economic benefits, the advertising costs are capitalized. Deferred advertising costs are amortized on a cost-pool-by-cost-pool basis over the expected future economic benefit period and are reviewed regularly for recoverability. Deferred advertising costs totaled $1.35 billion and $1.05 billion at December 31, 2007 and 2006, respectively. The amount of expense amortized into income was $395 million, $359 million and $272 million, for the years ended 2007, 2006, and 2005, respectively.

AIG offers sales inducements, which include enhanced crediting rates or bonus payments to contract holders (bonus interest) on certain annuity and investment contract products. Sales inducements provided to the contractholder are recognized as part of the liability for policyholders' contract deposits in the consolidated balance sheet. Such amounts are deferred and amortized over the life of the contract using the same methodology and assumptions used to amortize DAC. To qualify for such accounting treatment, the bonus interest must be explicitly identified in the contract at inception, and AIG must demonstrate that such amounts are incremental to amounts AIG credits on similar contracts without bonus interest, and are higher than the contract's expected ongoing crediting rates for periods after the bonus period. The deferred bonus interest and other deferred

1. Summary of Significant Accounting Policies
Continued

sales inducement assets totaled $1.7 billion and $1.3 billion at December 31, 2007 and 2006, respectively. The amortization expense associated with these assets is reported within Incurred policy losses and benefits expense in the consolidated statement of income. Such amortization expense totaled $149 million, $132 million and $127 million for the years ended December 31, 2007, 2006 and 2005, respectively.

See Note 8 herein for a discussion of derivatives.

(x) Reserve for Losses and Loss Expenses: Losses and loss expenses are charged to income as incurred. The reserve for losses and loss expenses represents the accumulation of estimates for unpaid reported losses and includes provisions for losses incurred but not reported. The methods of determining such estimates and establishing resulting reserves, including amounts relating to allowances for estimated unrecoverable reinsurance, are reviewed and updated. If the estimate of reserves is determined to be inadequate or redundant, the increase or decrease is reflected in income. AIG discounts its loss reserves relating to workers compensation business written by its U.S. domiciled subsidiaries as permitted by the domiciliary statutory regulatory authorities.

(y) Future Policy Benefits for Life and Accident and Health Contracts and Policyholders' Contract Deposits: The liability for future policy benefits and policyholders' contract deposits are established using assumptions described in Note 9 herein. Future policy benefits for life and accident and health insurance contracts include provisions for future dividends to participating policyholders, accrued in accordance with all applicable regulatory or contractual provisions. Policyholders' contract deposits include AIG's liability for certain guarantee benefits accounted for as embedded derivatives at fair value in accordance with FAS 133.

(z) Other Policyholders' Funds: Other policyholders' funds are reported at cost and include any policyholders' funds on deposit that encompass premium deposits and similar items.

(aa) Financial Services — Securities and Spot Commodities Sold but not yet Purchased, at Fair Value: Securities and spot commodities sold but not yet purchased represent sales of securities and spot commodities not owned at the time of sale. The obligations arising from such transactions are recorded on a trade-date basis and carried at fair value. Also included are obligations under gold leases, which are accounted for as a debt host with an embedded gold derivative.

(bb) Commercial Paper and Extendible Commercial Notes and Long-Term Borrowings: AIG's funding is principally obtained from medium and long-term borrowings and commercial paper. Commercial paper, when issued at a discount, is recorded at the proceeds received and accreted to its par value. Extendible commercial notes are issued by AGF with initial maturities of up to 90 days, which AGF may extend to 390 days. Long-term borrowings are carried at the principal amount borrowed, net of unamortized discounts or premiums. See Note 11 herein for additional information.

Long-term borrowings also include liabilities connected to trust preferred stock principally related to outstanding securities issued by AIG Life Holdings (US), Inc. (AIGLH), a wholly owned subsidiary of AIG. Cash distributions on such preferred stock are accounted for as interest expense.

(cc) Other Liabilities: Other liabilities consist of other funds on deposit, non-AIGFP free-standing derivatives liabilities carried at fair value, and other payables. See Note 8 herein for a discussion of derivatives. AIG has entered into certain insurance and reinsurance contracts, primarily in its General Insurance segment, that do not contain sufficient insurance risk to be accounted for as insurance or reinsurance. Accordingly, the premiums received on such contracts, after deduction for certain related expenses, are recorded as deposits within Other liabilities in the consolidated balance sheet. Net proceeds of these deposits are invested and generate net investment income. As amounts are paid, consistent with the underlying contracts, the deposit liability is reduced.

(dd) Contingent Liabilities: Amounts are accrued for the resolution of claims that have either been asserted or are deemed probable of assertion if, in the opinion of management, it is both probable that a liability has been incurred and the amount of the liability can be reasonably estimated. In many cases, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until years after the contingency arises, in which case, no accrual is made until that time.

(ee) Preferred Shareholders' Equity in Subsidiary Companies: Preferred shareholders' equity in subsidiary companies relates principally to outstanding preferred stock or interest of ILFC, a wholly owned subsidiary of AIG. Cash distributions on such preferred stock or interest are accounted for as interest expense.

(ff) Foreign Currency: Financial statement accounts expressed in foreign currencies are translated into U.S. dollars in accordance with FAS 52, "Foreign Currency Translation" (FAS 52). Under FAS 52, functional currency assets and liabilities are translated into U.S. dollars generally using rates of exchange prevailing at the balance sheet date of each respective subsidiary and the related translation adjustments are recorded as a separate component of Accumulated other comprehensive income (loss), net of any related taxes, in consolidated shareholders' equity. Functional currencies are generally the currencies of the local operating environment. Income statement accounts expressed in functional currencies are translated using average exchange rates during the period. The adjustments resulting from translation of financial statements of foreign entities operating in highly inflationary economies are recorded in income. Exchange gains and losses resulting from foreign currency transactions are recorded in income.

(gg) Earnings per Share: Basic earnings per share is based on the weighted average number of common shares outstanding, adjusted to reflect all stock dividends and stock splits. Diluted

1. Summary of Significant Accounting Policies

Continued

earnings per share is based on those shares used in basic earnings per share plus shares that would have been outstanding assuming issuance of common shares for all dilutive potential common shares outstanding, adjusted to reflect all stock dividends and stock splits.

(hh) Recent Accounting Standards:

Accounting Changes

SOP 05-1

In September 2005, the AICPA issued SOP 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" (SOP 05-1). SOP 05-1 provides guidance on accounting for internal replacements of insurance and investment contracts other than those specifically described in FAS 97. SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverage that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. Internal replacements that result in a substantially changed contract are accounted for as a termination and a replacement contract.

SOP 05-1 became effective on January 1, 2007 and generally affects the accounting for internal replacements occurring after that date. In the first quarter of 2007, AIG recorded a cumulative effect reduction of $82 million, net of tax, to the opening balance of retained earnings on the date of adoption. This adoption reflected changes in unamortized DAC, VOBA, deferred sales inducement assets, unearned revenue liabilities and future policy benefits for life and accident and health insurance contracts resulting from a shorter expected life related to certain group life and health insurance contracts and the effect on the gross profits of investment-oriented products related to previously anticipated future internal replacements. This cumulative effect adjustment affected only the Life Insurance & Retirement Services segment.

FAS 155

In February, 2006, the Financial Accounting Standards Board (FASB) issued FAS 155, "Accounting for Certain Hybrid Financial Instruments — an amendment of FAS 140 and FAS 133" (FAS 155). FAS 155 allows AIG to include changes in fair value in earnings on an instrument-by-instrument basis for any hybrid financial instrument that contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under FAS 133. The election to measure the hybrid instrument at fair value is irrevocable at the acquisition or issuance date.

AIG elected to early adopt FAS 155 as of January 1, 2006, and apply FAS 155 fair value measurement to certain structured note liabilities and structured investments in AIG's available for sale portfolio that existed at December 31, 2005. The effect of this adoption resulted in an $11 million after-tax ($18 million pre-tax) decrease to opening retained earnings as of January 1, 2006, representing the difference between the fair value of these hybrid financial instruments and the prior carrying value as of December 31, 2005. The effect of adoption on after-tax gross gains and losses was $218 million ($336 million pre-tax) and $229 million ($354 million pre-tax), respectively.

In connection with AIG's early adoption of FAS 155, structured note liabilities of $8.9 billion, other structured liabilities in conjunction with equity derivative transactions of $111 million, and hybrid financial instruments of $522 million at December 31, 2006 are now carried at fair value. The effect on earnings for 2006, for changes in the fair value of hybrid financial instruments, was a pre-tax loss of $313 million, of which $287 million was reflected in Other income and was largely offset by gains on economic hedge positions which were also reflected in operating income, and $26 million was reflected in Net investment income.

FAS 158

In September 2006, the FASB issued FAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132R" (FAS 158). FAS 158 requires AIG to prospectively recognize the overfunded or underfunded status of defined benefit postretirement plans as an asset or liability in AIG's consolidated balance sheet and to recognize changes in that funded status in the year in which the changes occur through Other comprehensive income. FAS 158 also requires AIG to measure the funded status of plans as of the date of its year-end balance sheet, with limited exceptions. AIG adopted FAS 158 for the year ended December 31, 2006. The cumulative effect, net of deferred income taxes, on AIG's consolidated balance sheet at December 31, 2006 was a net reduction in shareholders' equity through a charge to Accumulated other comprehensive income (loss) of $532 million, with a corresponding net decrease of $538 million in total assets, and a net decrease of $6 million in total liabilities. See Note 18 herein for additional information on the adoption of FAS 158.

FIN 48

In July 2006, the FASB issued FASB Interpretation No. (FIN) 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" (FIN 48), which clarifies the accounting for uncertainty in income tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and additional disclosures. AIG adopted FIN 48 on January 1, 2007. Upon adoption, AIG recognized a $71 million increase in the liability for unrecognized tax benefits, which was accounted for as a decrease to opening retained earnings as of January 1, 2007. See Note 21 for additional FIN 48 disclosures.

FSP 13-2

In July 2006, the FASB issued FASB Staff Position No. (FSP) FAS 13-2, "Accounting for a Change or Projected

1. Summary of Significant Accounting Policies

Continued

Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction" (FSP 13-2). FSP 13-2 addresses how a change or projected change in the timing of cash flows relating to income taxes generated by a leveraged lease transaction affects the accounting for the lease by the lessor, and directs that the tax assumptions be consistent with any FIN 48 uncertain tax position related to the lease. AIG adopted FSP 13-2 on January 1, 2007. Upon adoption, AIG recorded a $50 million decrease in the opening balance of retained earnings, net of tax, to reflect the cumulative effect of this change in accounting.

As a result of adopting SOP 05-1, FIN 48 and FSP 13-2, AIG recorded a total decrease to opening retained earnings of $203 million as of January 1, 2007.

Future Application of Accounting Standards

FAS 157

In September 2006, the FASB issued FAS 157, "Fair Value Measurements" (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements but does not change existing guidance about whether an instrument is carried at fair value. FAS 157 nullifies the guidance in EITF 02-3 that precluded the recognition of a trading profit at the inception of a derivative contract unless the fair value of such contract was obtained from a quoted market price or other valuation technique incorporating observable market data. FAS 157 also clarifies that an issuer's credit standing should be considered when measuring liabilities at fair value.

AIG adopted FAS 157 on January 1, 2008, its required effective date. FAS 157 must be applied prospectively, except that the difference between the carrying amount and fair value of a stand-alone derivative or hybrid instrument measured using the guidance in EITF 02-3 on recognition of a trading profit at the inception of a derivative, is to be applied as a cumulative-effect adjustment to opening retained earnings on January 1, 2008. The adoption of FAS 157 was not material to AIG's financial condition. However, the adoption of FAS 157 is expected to affect first quarter 2008 earnings, due to changes in the valuation methodology for hybrid financial instrument and derivative liabilities (both freestanding and embedded) currently carried at fair value. These methodology changes primarily include the incorporation of AIG's own credit risk and the inclusion of explicit risk margins, where appropriate.

FAS 159

In February 2007, the FASB issued FAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (FAS 159). FAS 159 permits entities to choose to measure at fair value many financial instruments and certain other items that are not required to be measured at fair value. Subsequent changes in fair value for designated items are required to be reported in income. FAS 159 also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. FAS 159 permits the fair value option election on an instrument-by-instrument basis for eligible items existing at the adoption date and at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument.

AIG adopted FAS 159 on January 1, 2008, its required effective date. The adoption of FAS 159 with respect to elections made in the Life Insurance & Retirement Services segment is expected to result in a decrease to opening 2008 retained earnings of approximately $600 million. The adoption of FAS 159 with respect to elections made by AIGFP is currently being evaluated for the effect of recently issued draft guidance by the FASB, anticipated to be issued in final form in early 2008, and its potential effect on AIG's consolidated financial statements.

SOP 07-1

In June 2007, the AICPA issued SOP No. 07-1 (SOP 07-1), "Clarification of the Scope of the Audit and Accounting Guide 'Audits of Investment Companies' and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies." SOP 07-1 amends the guidance for whether an entity may apply the Audit and Accounting Guide, "Audits of Investment Companies" (the Guide). In February 2008, the FASB issued an FSP indefinitely deferring the effective date of SOP 07-1.

FAS 141(R)

In December 2007, the FASB issued FAS 141 (revised 2007), "Business Combinations" (FAS 141(R)). FAS 141(R) changes the accounting for business combinations in a number of ways, including broadening the transactions or events that are considered business combinations, requiring an acquirer to recognize 100 percent of the fair values of assets acquired, liabilities assumed, and noncontrolling interests in acquisitions of less than a 100 percent controlling interest when the acquisition constitutes a change in control of the acquired entity, recognizing contingent consideration arrangements at their acquisition-date fair values with subsequent changes in fair value generally reflected in income, and recognizing preacquisition loss and gain contingencies at their acquisition-date fair values, among other changes.

FAS 141(R) is required to be adopted for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (January 1, 2009 for AIG). Early adoption is prohibited. AIG is evaluating the effect FAS 141(R) will have on its consolidated financial statements.

FAS 160

In December 2007, the FASB issued FAS 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51" (FAS 160). FAS 160 requires noncontrolling (i.e., minority) interests in partially owned consolidated subsidiaries to be classified in the consolidated balance sheet as a separate component of consolidated shareholders' equity. FAS 160 also

1. Summary of Significant Accounting Policies

Continued

establishes accounting rules for subsequent acquisitions and sales of noncontrolling interests and how noncontrolling interests should be presented in the consolidated statement of income. The noncontrolling interests' share of subsidiary income should be reported as a part of consolidated net income with disclosure of the attribution of consolidated net income to the controlling and noncontrolling interests on the face of the consolidated statement of income.

FAS 160 is required to be adopted in the first annual reporting period beginning on or after December 15, 2008 (January 1, 2009 for AIG) and earlier application is prohibited. FAS 160 must be adopted prospectively, except that noncontrolling interests should be reclassified from liabilities to a separate component of shareholders' equity and consolidated net income should be recast to include net income attributable to both the controlling and noncontrolling interests retrospectively. Had AIG adopted FAS 160 at December 31, 2007, AIG would have reclassified $10.4 billion of minority (i.e., noncontrolling) interests from liabilities to Shareholders' equity.

2. Segment Information

AIG identifies its reportable segments by product line consistent with its management structure. These segments and their respective operations are as follows:

General Insurance: AIG's General Insurance subsidiaries write substantially all lines of commercial property and casualty insurance and various personal lines both domestically and abroad. Revenues in the General Insurance segment represent General Insurance net Premiums and other considerations earned, Net investment income and Net realized capital gains (losses). AIG's principal General Insurance operations are as follows:

Domestic Brokerage Group (DBG) writes substantially all classes of business insurance in the U.S. and Canada, accepting such business mainly from insurance brokers.

Transatlantic Holdings, Inc. (Transatlantic) subsidiaries offer reinsurance on both a treaty and facultative basis to insurers in the U.S. and abroad. Transatlantic structures programs for a full range of property and casualty products with an emphasis on specialty risks.

AIG's Personal Lines operations provide automobile insurance through aigdirect.com, the newly formed operation resulting from the merger of AIG Direct and 21st Century Insurance Group (21st Century), and the Agency Auto Division, as well as a broad range of coverages for high net worth individuals through the AIG Private Client Group.

Mortgage Guaranty operations provide residential mortgage guaranty insurance that covers the first loss for credit defaults on high loan-to-value conventional first- and second-lien mortgages for the purchase or refinance of one to four family residences.

AIG's Foreign General Insurance group accepts risks primarily underwritten through American International Underwriters (AIU), a marketing unit consisting of wholly owned agencies and insurance companies. The Foreign General Insurance group also includes business written by AIG's foreign-based insurance subsidiaries. The Foreign General Insurance group uses various marketing methods to write both business and consumer lines insurance with certain refinements for local laws, customs and needs. AIU operates in Asia, the Pacific Rim, Europe, including the United Kingdom, Africa, the Middle East and Latin America.

Each of the General Insurance sub-segments is comprised of groupings of major products and services as follows: DBG is comprised of domestic commercial insurance products and services; Transatlantic is comprised of reinsurance products and services sold to other general insurance companies; Personal Lines is comprised of general insurance products and services sold to individuals; Mortgage Guaranty is comprised of products insuring against losses arising under certain loan agreements; and Foreign General is comprised of general insurance products sold overseas.

Life Insurance & Retirement Services: AIG's Life Insurance & Retirement Services subsidiaries offer a wide range of insurance and retirement savings products both domestically and abroad. Insurance-oriented products consist of individual and group life, payout annuities (including structured settlements), endowment and accident and health policies. Retirement savings products consist generally of fixed and variable annuities. Revenues in the Life Insurance & Retirement Services segment represent Life Insurance & Retirement Services Premiums and other considerations, Net investment income and Net realized capital gains (losses).

AIG's principal Foreign Life Insurance & Retirement Services operations are American Life Insurance Company (ALICO), American International Assurance Company, Limited, together with American International Assurance Company (Bermuda) Limited (AIA), Nan Shan Life Insurance Company, Ltd. (Nan Shan), The Philippine American Life and General Insurance Company (Philamlife), AIG Edison Life Insurance Company (AIG Edison Life) and AIG Star Life Insurance Co. Ltd. (AIG Star Life).

AIG's principal Domestic Life Insurance & Retirement Services operations are American General Life Insurance Company (AG Life), The United States Life Insurance Company in the City of New York (USLIFE), American General Life and Accident Insurance Company (AGLA and, collectively with AG Life and USLIFE, the Domestic Life Insurance internal reporting unit), AIG Annuity Insurance Company (AIG Annuity), The Variable Annuity Life Insurance Company (VALIC) and AIG Retirement Services, Inc (AIG SunAmerica and, collectively with AIG Annuity and VALIC, the Domestic Retirement Services internal reporting unit).

American International Reinsurance Company (AIRCO) acts primarily as an internal reinsurance company for AIG's insurance operations.

Life Insurance & Retirement Services is comprised of two major groupings of products and services: insurance-oriented products and services and retirement savings products and services.

Financial Services: AIG's Financial Services subsidiaries engage in diversified activities including aircraft and equipment leasing,

2. Segment Information

Continued

capital markets, consumer finance and insurance premium finance.

AIG's Aircraft Leasing operations represent the operations of International Lease Finance Corporation (ILFC), which generates its revenues primarily from leasing new and used commercial jet aircraft to domestic and foreign airlines. Revenues also result from the remarketing of commercial jets for its own account, and remarketing and fleet management services for airlines and for financial institutions.

Capital Markets represents the operations of AIGFP, which engages as principal in a wide variety of financial transactions, including standard and customized financial products involving commodities, credit, currencies, energy, equities and rates and provides credit protection through credit default swaps on certain super senior tranches of collateralized debt obligations (CDOs). AIGFP also invests in a diversified portfolio of securities and principal investments and engages in borrowing activities that include issuing standard and structured notes and other securities and entering into guaranteed investment agreements (GIAs).

Consumer Finance operations include American General Finance Inc. (AGF) as well as AIG Consumer Finance Group Inc. (AIGCFG). AGF and AIGCFG provide a wide variety of consumer finance products, including non-conforming real estate mortgages, consumer loans, retail sales finance and credit-related insurance to customers both domestically and overseas, particularly in emerging and developing markets.

Asset Management: AIG's Asset Management operations comprise a wide variety of investment-related services and investment products. Such services and products are offered to individuals, pension funds and institutions globally through AIG's Spread-Based Investment business, Institutional Asset Management, and Brokerage Services and Mutual Funds business. Revenues in the Asset Management segment represent investment income with respect to spread-based products and management, advisory and incentive fees.

2. Segment Information

Continued

The following table summarizes AIG's operations by reporting segment for the years ended December 31, 2007, 2006 and 2005:

	Operating Segments							
(in millions)	General Insurance	Life Insurance & Retirement Services[(a)]	Financial Services[(a)]	Asset Management[(a)]	Other[(a)(b)]	Total	Consolidation and Eliminations[(a)]	Consolidated
2007								
Total revenues[(c)(d)(e)]	**$ 51,708**	**$ 53,570**	**$ (1,309)**	**$ 5,625**	**$ 457**	**$ 110,051**	**$ 13**	**$ 110,064**
Interest expense	**29**	**128**	**7,794**	**567**	**1,170**	**9,688**	**—**	**9,688**
Operating income (loss) before minority interest[(d)(e)]	**10,526**	**8,186**	**(9,515)**	**1,164**	**(2,140)**	**8,221**	**722**	**8,943**
Income taxes (benefits)	**2,393**	**1,494**	**(3,260)**	**334**	**537**	**1,498**	**(43)**	**1,455**
Depreciation expense	**300**	**392**	**1,831**	**88**	**179**	**2,790**	**—**	**2,790**
Capital expenditures	**354**	**532**	**4,569**	**3,557**	**271**	**9,283**	**—**	**9,283**
Year-end identifiable assets	**181,708**	**615,386**	**203,894**	**77,274**	**126,874**	**1,205,136**	**(144,631)**	**1,060,505**
2006								
Total revenues[(c)(d)]	$ 49,206	$ 50,878	$ 7,777	$ 4,543	$ 483	$ 112,887	$ 500	$ 113,387
Interest expense	23	74	6,005	105	744	6,951	—	6,951
Operating income (loss) before minority interest[(d)]	10,412	10,121	383	1,538	(1,435)	21,019	668	21,687
Income taxes (benefits)	2,351	2,892	(26)	575	719	6,511	26	6,537
Depreciation expense	274	268	1,655	13	164	2,374	—	2,374
Capital expenditures	375	711	6,278	835	244	8,443	—	8,443
Year-end identifiable assets	167,004	550,957	202,485	78,275	107,517	1,106,238	(126,828)	979,410
2005								
Total revenues[(c)(d)]	$ 45,174	$ 48,020	$ 10,677	$ 4,582	$ 344	$ 108,797	$ (16)	$ 108,781
Interest expense	7	83	5,164	11	408	5,673	—	5,673
Operating income (loss) before minority interest[(d)]	2,315	8,965	4,424	1,963	(2,765)[(f)]	14,902	311	15,213
Income taxes (benefits)	169	2,407	1,418	723	(587)	4,130	128	4,258
Depreciation expense	273	268	1,447	43	169	2,200	—	2,200
Capital expenditures	417	590	6,300	25	194	7,526	—	7,526
Year-end identifiable assets	150,667	489,331	161,919	69,584	94,047	965,548	(112,500)	853,048

(a) Beginning in 2007, revenues and operating income related to certain foreign investment contracts, which were historically reported as a component of the Asset Management segment, are now reported in the Life Insurance & Retirement Services segment, net realized capital gains and losses; including derivative gains and losses and foreign exchange transaction gains and losses for Financial Services entities other than AIGFP and Asset Management entities, which were previously reported as part of AIG's Other category, are now included in Asset Management and Financial Services revenues and operating income; and revenues and operating income related to consolidated managed partnerships and funds, which were historically reported in the Asset Management segment, are now being reported in Consolidation and eliminations. All prior periods have been revised to conform to the current presentation.

(b) Includes AIG Parent and other operations that are not required to be reported separately. The following table presents the operating loss for AIG's Other category for the years ended December 31, 2007, 2006 and 2005:

For the Years Ended December 31, (in millions)	**2007**	2006	2005
Operating income (loss):			
Equity earnings in partially owned companies*	**$ 157**	$ 193	$ (124)
Interest expense	**(1,223)**	(859)	(541)
Unallocated corporate expenses	**(560)**	(517)	(413)
Compensation expense — SICO Plans	**(39)**	(108)	(205)
Compensation expense — Starr tender offer	**—**	(54)	—
Net realized capital gains (losses)	**(409)**	(37)	269
Regulatory settlement costs	**—**	—	(1,644)
Other miscellaneous, net	**(66)**	(53)	(107)
Total Other	**$ (2,140)**	$ (1,435)	$ (2,765)

* *Includes current year catastrophe-related losses from unconsolidated entities of $312 million in 2005. There were no significant catastrophe-related losses from unconsolidated entities in 2007 and 2006.*

2. Segment Information

Continued

(c) *Represents the sum of General Insurance net premiums earned, Life Insurance & Retirement Services premiums and other considerations, net investment income, Financial Services interest, lease and finance charges, Asset Management investment income from spread-based products and management, advisory and incentive fees, and realized capital gains (losses).*

(d) *In 2007, 2006 and 2005, includes other-than-temporary impairment charges of $4.7 billion, $944 million and $598 million, respectively.*

(e) *Both revenues and operating income (loss) include an unrealized market valuation loss of $11.5 billion on AIGFP's super senior credit default swap portfolio and an other-than-temporary impairment charge of $643 million on AIGFP's available for sale investment securities reported in other income.*

(f) *Includes settlement costs of $1.64 billion as described in Note 12(a) Litigation and Investigations herein.*

The following table summarizes AIG's General Insurance operations by major internal reporting unit for the years ended December 31, 2007, 2006 and 2005:

(in millions)	General Insurance: Domestic Brokerage Group	Transatlantic	Personal Lines	Mortgage Guaranty	Foreign General Insurance	Total Reportable Segment	Consolidation and Eliminations	Total General Insurance
2007								
Total revenues	**$ 27,653**	**$ 4,382**	**$4,924**	**$1,041**	**$13,715**	**$ 51,715**	**$ (7)**	**$ 51,708**
Losses & loss expenses incurred	**15,948**	**2,638**	**3,660**	**1,493**	**6,243**	**29,982**	**—**	**29,982**
Underwriting expenses	**4,400**	**1,083**	**1,197**	**185**	**4,335**	**11,200**	**—**	**11,200**
Operating income (loss)[(a)]	**7,305**	**661**	**67**	**(637)**	**3,137**	**10,533**	**(7)**	**10,526**
Depreciation expense	**97**	**2**	**70**	**6**	**125**	**300**	**—**	**300**
Capital expenditures	**93**	**4**	**81**	**21**	**155**	**354**	**—**	**354**
Year-end identifiable assets	**112,675**	**15,484**	**5,930**	**4,550**	**48,728**	**187,367**	**(5,659)**	**181,708**
2006								
Total revenues[(b)]	$ 27,419	$ 4,050	$4,871	$ 877	$11,999	$ 49,216	$ (10)	$ 49,206
Losses & loss expenses incurred	16,779	2,463	3,306	349	5,155	28,052	—	28,052
Underwriting expenses	4,795	998	1,133	200	3,616	10,742	—	10,742
Operating income[(a)(b)]	5,845	589	432	328	3,228	10,422	(10)	10,412
Depreciation expense	100	2	52	5	115	274	—	274
Capital expenditures	125	2	94	11	143	375	—	375
Year-end identifiable assets	104,866	14,268	5,391	3,604	43,879	172,008	(5,004)	167,004
2005								
Total revenues	$ 25,171	$ 3,766	$4,848	$ 655	$10,719	$ 45,159	$ 15	$ 45,174
Losses & loss expenses incurred	21,466	2,877	3,566	139	5,043	33,091	—	33,091
Underwriting expenses	4,525	928	1,087	153	3,075	9,768	—	9,768
Operating income (loss)[(a)(c)]	(820)[(d)]	(39)	195	363	2,601	2,300	15	2,315
Depreciation expense	114	2	48	4	105	273	—	273
Capital expenditures	119	2	94	6	196	417	—	417
Year-end identifiable assets	95,829	12,365	5,245	3,165	39,044	155,648	(4,981)	150,667

(a) *Catastrophe-related losses in 2007 and 2005 by reporting unit were as follows. There were no significant catastrophe-related losses in 2006.*

(in millions)	**2007** Insurance Related Losses	Net Reinstatement Premium Cost	2005 Insurance Related Losses	Net Reinstatement Premium Cost
Reporting Unit:				
DBG	**$113**	**$ (13)**	$1,811	$136
Transatlantic	**11**	**(1)**	463	45
Personal Lines	**61**	**14**	112	2
Mortgage Guaranty	**—**	**—**	10	—
Foreign General Insurance	**90**	**1**	229	80
Total	**$275**	**$ 1**	$2,625	$263

(b) *Includes the effect of out of period adjustments related to the accounting for certain interests in unit investment trusts (UCITS). For DBG, the effect was an increase of $66 million in both revenues and operating income and for Foreign General Insurance, the effect was an increase of $424 million in both revenues and operating income.*

(c) *Includes the fourth quarter 2005 increase in net reserves of approximately $1.8 billion resulting from the annual review of General Insurance loss and loss adjustment reserves.*

(d) *Includes $291 million of expenses related to changes in estimates for uncollectible reinsurance and other premium balances, and $100 million of accrued expenses in connection with certain workers compensation insurance policies written between 1985 and 1996.*

2. Segment Information

Continued

The following table summarizes AIG's Life Insurance & Retirement Services operations by major internal reporting unit for the years ended December 31, 2007, 2006 and 2005:

(in millions)	Life Insurance & Retirement Services						
	Japan and Other	Asia	Domestic Life Insurance	Domestic Retirement Services	Total Reportable Segment	Consolidation and Eliminations	Total Life Insurance & Retirement Services
2007							
Total revenues[a][b]:							
Insurance-oriented products	**$ 14,393**	**$ 19,896**	**$ 8,535**	**$ —**	**$ 42,824**	**$ —**	**$ 42,824**
Retirement savings products	**3,783**	**191**	**493**	**6,279**	**10,746**	**—**	**10,746**
Total revenues	**18,176**	**20,087**	**9,028**	**6,279**	**53,570**	**—**	**53,570**
Operating income[a][b]	**3,044**	**3,153**	**642**	**1,347**	**8,186**	**—**	**8,186**
Depreciation expense	**110**	**84**	**85**	**113**	**392**	**—**	**392**
Capital expenditures	**166**	**232**	**53**	**81**	**532**	**—**	**532**
Year-end identifiable assets	**177,413**	**132,521**	**108,908**	**203,441**	**622,283**	**(6,897)**	**615,386**
2006							
Total revenues[a][c]:							
Insurance-oriented products	$ 13,310	$ 17,712	$ 8,538	$ —	$ 39,560	$ —	$ 39,560
Retirement savings products	3,441	168	568	7,141	11,318	—	11,318
Total revenues	16,751	17,880	9,106	7,141	50,878	—	50,878
Operating income[a][c]	3,821	3,060	917	2,323	10,121	—	10,121
Depreciation expense	101	70	63	34	268	—	268
Capital expenditures	342	260	71	38	711	—	711
Year-end identifiable assets	152,409	108,850	103,624	192,885	557,768	(6,811)	550,957
2005							
Total revenues[a]:							
Insurance-oriented products	$ 12,524	$ 15,853	$ 8,525	$ —	$ 36,902	$ —	$ 36,902
Retirement savings products	3,413	129	690	6,886	11,118	—	11,118
Total revenues	15,937	15,982	9,215	6,886	48,020	—	48,020
Operating income[a]	3,020	2,286	1,495	2,164	8,965	—	8,965
Depreciation expense	91	81	65	31	268	—	268
Capital expenditures	153	340	71	26	590	—	590
Year-end identifiable assets	124,524	87,491	99,594	185,383	496,992	(7,661)	489,331

(a) In 2007, 2006 and 2005, includes other-than-temporary impairment charges of $2.8 billion, $641 million and $425 million, respectively.

(b) Includes a positive out-of-period adjustment of $158 million related to foreign exchange remediation activities.

(c) Includes the effect of out-of-period adjustments related to the accounting for UCITS in 2006, which increased revenues by $240 million and operating income by $169 million.

2. Segment Information

Continued

The following table summarizes AIG's Financial Services operations by major internal reporting unit for the years ended December 31, 2007, 2006 and 2005:

(in millions)	Financial Services						
	Aircraft Leasing[a]	Capital Markets[b]	Consumer Finance[c]	Other	Total Reportable Segment	Consolidation and Elimination	Total Financial Services
2007							
Total revenues[d][e][f][g]	**$ 4,694**	**$ (9,979)**	**$ 3,655**	**$ 1,471**	**$ (159)**	**$ (1,150)**	**$ (1,309)**
Interest expense[e]	**1,650**	**4,644**	**1,437**	**63**	**7,794**	**—**	**7,794**
Operating income (loss)[e][f][g]	**873**	**(10,557)**	**171**	**(2)**	**(9,515)**	**—**	**(9,515)**
Depreciation expense	**1,751**	**24**	**41**	**15**	**1,831**	**—**	**1,831**
Capital expenditures	**4,164**	**21**	**62**	**322**	**4,569**	**—**	**4,569**
Year-end identifiable assets	**44,970**	**115,487**	**36,822**	**17,357**	**214,636**	**(10,742)**	**203,894**
2006							
Total revenues[d][e]	$ 4,082	$ (186)	$ 3,587	$ 320	$ 7,803	$ (26)	$ 7,777
Interest expense[e]	1,442	3,215	1,303	108	6,068	(63)	6,005
Operating income (loss)	578	(873)	668	10	383	—	383
Depreciation expense	1,584	19	41	11	1,655	—	1,655
Capital expenditures	6,012	15	52	199	6,278	—	6,278
Year-end identifiable assets	41,975	121,243	32,702	12,368	208,288	(5,803)	202,485
2005							
Total revenues[d][e]	$ 3,668	$ 3,260	$ 3,563	$ 206	$ 10,697	$ (20)	$ 10,677
Interest expense[e]	1,125	3,033	1,005	201	5,364	(200)	5,164
Operating income	769	2,661	922	72	4,424	—	4,424
Depreciation expense	1,384	20	38	5	1,447	—	1,447
Capital expenditures	6,193	3	54	50	6,300	—	6,300
Year-end identifiable assets	37,515	90,090	30,704	7,984	166,293	(4,374)	161,919

(a) Both revenues and operating income include gains (losses) from hedging activities that did not qualify for hedge accounting treatment under FAS 133, including the related foreign exchange gains and losses. In 2007, 2006 and 2005, the effect was $(37) million, $(73) million and $93 million, respectively. These amounts result primarily from interest rate and foreign currency derivatives that are effective economic hedges of borrowings. In the second quarter of 2007, ILFC began applying hedge accounting to most of its derivatives hedging interest rate and foreign exchange risks associated with its floating rate and foreign currency denominated borrowings.

(b) Both revenues and operating income include gains (losses) from hedging activities that did not qualify for hedge accounting treatment under FAS 133, including the related foreign exchange gains and losses. In 2007, 2006 and 2005, the effect was $211 million, $(1.82) billion and $2.01 billion, respectively. The year ended December 31, 2007 includes a $380 million out of period charge to reverse net gains recognized on transfers of available for sale securities among legal entities consolidated within AIGFP. The year ended December 31, 2006 includes an out of period charge of $223 million related to the remediation of the material weakness in internal control over the accounting for certain derivative transactions under FAS 133. In the first quarter of 2007, AIGFP began applying hedge accounting for certain of its interest rate swaps and foreign currency forward contracts hedging its investments and borrowings.

(c) Both revenues and operating income include gains (losses) from hedging activities that did not qualify for hedge accounting treatment under FAS 133, including the related foreign exchange gains and losses. In 2007, 2006 and 2005, the effect was $(20) million, $(94) million and $75 million, respectively. These amounts result primarily from interest rate and foreign currency derivatives that are effective economic hedges of borrowings. In the second quarter of 2007, AGF began applying hedge accounting to most of its derivatives hedging interest rate and foreign exchange risks associated with its floating rate and foreign currency denominated borrowings.

(d) Represents primarily the sum of aircraft lease rentals from ILFC, AIGFP hedged financial positions entered into in connection with counterparty transactions, the effect of hedging activities that did not qualify for hedge accounting treatment under FAS 133, including the related foreign exchange gains and losses, and finance charges from consumer finance operations.

(e) Interest expense for the Capital Markets business is included in Revenues above and in Other income in the consolidated statement of income.

(f) Both revenues and operating income (loss) include an unrealized market valuation loss of $11.5 billion on AIGFP's super senior credit default swap portfolio and an other-than-temporary impairment charge of $643 million on AIGFP's available for sale investment securities reported in other income.

(g) Includes a pre-tax charge of $178 million in connection with domestic consumer finance's mortgage banking activities.

2. Segment Information

Continued

A substantial portion of AIG's operations is conducted in countries other than the United States and Canada. The following table summarizes AIG's operations by major geographic segment. Allocations have been made on the basis of the location of operations and assets.

	Geographic Segments			
(in millions)	Domestic[(a)]	Far East	Other Foreign	Consolidated
2007				
Total revenues	**$46,402**	**$36,512**	**$27,150**	**$110,064**
Real estate and other fixed assets, net of accumulated depreciation	**3,202**	**1,404**	**912**	**5,518**
Flight equipment primarily under operating leases, net of accumulated depreciation[(b)]	**41,984**	**—**	**—**	**41,984**
2006				
Total revenues	$57,984	$33,883	$21,520	$113,387
Real estate and other fixed assets, net of accumulated depreciation	2,432	1,082	867	4,381
Flight equipment primarily under operating leases, net of accumulated depreciation[(b)]	39,875	—	—	39,875
2005				
Total revenues	$59,858	$32,076	$16,847	$108,781
Real estate and other fixed assets, net of accumulated depreciation	1,905	929	807	3,641
Flight equipment primarily under operating leases, net of accumulated depreciation[(b)]	36,245	—	—	36,245

(a) Including revenues from insurance operations in Canada of $1.3 billion, $1.1 billion and $968 million in 2007, 2006 and 2005, respectively.

(b) Approximately 90 percent of ILFC's fleet is operated by foreign airlines.

3. Investments

(a) Statutory Deposits: Cash and securities with carrying values of $13.6 billion and $14.8 billion were deposited by AIG's insurance subsidiaries under requirements of regulatory authorities at December 31, 2007 and 2006, respectively.

(b) Net Investment Income: An analysis of net investment income follows:

Years Ended December 31, *(in millions)*	**2007**	2006	2005
Fixed maturities[(a)]	**$22,330**	$20,393	$18,690
Equities	**2,361**	1,733	1,716
Interest on mortgage and other loans	**1,423**	1,253	1,177
Partnerships	**1,986**	1,596	1,056
Mutual funds	**650**	845	4
Other invested assets[(b)]	**941**	1,293	820
Total investment income	**29,691**	27,113	23,463
Investment expenses	**1,072**	1,043	879
Net investment income	**$28,619**	$26,070	$22,584

(a) Includes short-term investments.

(b) Includes net investment income from securities lending activities, representing interest earned on securities lending invested collateral offset by interest expense on securities lending payable.

3. Investments

Continued

(c) Net Realized Gains and Losses:

The Net realized capital gains (losses) and increase (decrease) in unrealized appreciation of AIG's available for sale investments were as follows:

(in millions)	2007	2006	2005
Net realized capital gains (losses):			
Sales of fixed maturities	$ (468)	$ (382)	$ 372
Sales of equity securities	1,087	813	643
Sales of real estate and other assets	619	303	88
Other-than-temporary impairments	(4,072)	(944)	(598)
Foreign exchange transactions	(643)	(382)	701
Derivative instruments	(115)	698	(865)
Total	$(3,592)	$ 106	$ 341
Increase (decrease) in unrealized appreciation of investments:			
Fixed maturities	$(5,504)	$ (198)	$(4,656)
Equity securities	2,440	432	850
Other investments	(3,842)	986	2,138
AIGFP investments	(1,140)	1,354	(1,909)
Increase (decrease) in unrealized appreciation	$(8,046)	$2,574	$(3,577)

Net unrealized gains (losses) included in the consolidated statement of income from investment securities classified as trading securities in 2007, 2006 and 2005 were $1.1 billion, $938 million and $1.1 billion, respectively.

The gross realized gains and gross realized losses from sales of AIG's available for sale securities were as follows:

	2007		2006		2005	
(in millions)	Gross Realized Gains	Gross Realized Losses	Gross Realized Gains	Gross Realized Losses	Gross Realized Gains	Gross Realized Losses
Fixed maturities	$ 680	$ 1,148	$ 711	$1,093	$1,586	$1,214
Equity securities	1,368	291	1,111	320	930	354
Preferred stocks	10	—	22	—	101	34
Total	$2,058	$ 1,439	$1,844	$1,413	$2,617	$1,602

(d) Fair Value of Investment Securities:

The amortized cost or cost and estimated fair value of AIG's available for sale and held to maturity securities at December 31, 2007 and 2006 were as follows:

	December 31, 2007*				December 31, 2006			
(in millions)	Amortized Cost or Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost or Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale:*								
U.S. government and government sponsored entities	$ 7,956	$ 333	$ 37	$ 8,252	$ 7,667	$ 221	$ 140	$ 7,748
Obligations of states, municipalities and political subdivisions	46,087	927	160	46,854	59,785	1,056	210	60,631
Non-U.S. governments	67,023	3,920	743	70,200	62,860	5,461	437	67,884
Corporate debt	239,822	6,216	4,518	241,520	257,383	7,443	2,536	262,290
Mortgage-backed, asset-backed and collateralized	140,982	1,221	7,703	134,500	104,687	502	362	104,827
Total bonds	$501,870	$12,617	$13,161	$501,326	$492,382	$14,683	$3,685	$503,380
Equity securities	15,188	5,545	463	20,270	13,147	2,807	159	15,795
Total	$517,058	$18,162	$13,624	$521,596	$505,529	$17,490	$3,844	$519,175
Held to maturity:*								
Bonds — Obligations of states, municipalities and political subdivisions	$21,581	$609	$33	$22,157	$21,437	$731	$14	$22,154

** At December 31, 2007 and 2006, fixed maturities held by AIG that were below investment grade or not rated totaled $27.0 billion and $26.6 billion, respectively.*

3. Investments

Continued

The following table presents the amortized cost and estimated fair values of AIG's available for sale and held to maturity fixed maturity securities at December 31, 2007, by contractual maturity. Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

	Available for Sale		Held to Maturity	
(in millions)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 25,844	$ 25,994	$ 72	$ 69
Due after one year through five years	95,494	97,466	284	277
Due after five years through ten years	121,961	123,196	1,511	1,547
Due after ten years	117,589	120,170	19,714	20,264
Mortgage-backed, asset-backed and collateralized	140,982	134,500	—	—
Total available for sale	$501,870	$501,326	$21,581	$22,157

AIG's available for sale securities are recorded on the consolidated balance sheet at December 31, 2007 and 2006 as follows:

	Fair Value	
(in millions)	**2007**	2006
Bonds available for sale	**$397,372**	$386,869
Common stocks available for sale	**17,900**	13,256
Preferred stocks available for sale	**2,370**	2,539
Financial Services securities available for sale	**40,305**	47,205
Securities lending invested collateral	**63,649**	69,306
Total	**$521,596**	$519,175

(e) Non-Income Producing Invested Assets: At December 31, 2007, non-income producing invested assets were insignificant.

(f) Gross Unrealized Losses and Estimated Fair Values on Investments:

The following table summarizes the cost basis and gross unrealized losses on AIG's available for sale securities, aggregated by major investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2007 and 2006:

	12 Months or less		More than 12 Months		Total	
(in millions)	Cost[(a)]	Unrealized Losses	Cost[(a)]	Unrealized Losses	Cost[(a)]	Unrealized Losses
2007						
Bonds[(b)]	**$190,809**	**$ 9,935**	**$65,137**	**$3,226**	**$255,946**	**$13,161**
Equity securities	**4,433**	**463**	**—**	**—**	**4,433**	**463**
Total	**$195,242**	**$10,398**	**$65,137**	**$3,226**	**$260,379**	**$13,624**
2006						
Bonds[(b)]	$ 69,656	$ 1,257	$84,040	$2,428	$153,696	$ 3,685
Equity securities	2,734	159	—	—	2,734	159
Total	$ 72,390	$ 1,416	$84,040	$2,428	$156,430	$ 3,844

(a) For bonds, represents amortized cost.

(b) Primarily relates to the corporate debt category.

At December 31, 2007, AIG held 37,281 and 2,307 of individual bond and stock investments, respectively, that were in an unrealized loss position, of which 9,930 individual investments were in an unrealized loss position for a continuous 12 months or longer.

AIG recorded other-than-temporary impairment charges of $4.7 billion (including $643 million related to AIGFP recorded in Other income), $944 million and $598 million in 2007, 2006 and 2005, respectively. See Note 1(c) herein for AIG's other-than-temporary impairment accounting policy.

3. Investments

Continued

(g) Other Invested Assets:

Other invested assets at December 31, 2007 and 2006 consisted of the following:

At December 31, (in millions)	2007	2006
Partnerships[(a)]	**$28,938**	$21,657
Mutual funds	**4,891**	4,892
Investment real estate[(b)]	**9,877**	5,694
Aircraft asset investments[(c)]	**1,689**	1,784
Life settlement contracts[(d)]	**1,627**	1,090
Consolidated managed partnerships and funds[(e)]	**6,614**	2,923
All other investments	**5,187**	4,071
Other invested assets	**$58,823**	$42,111

(a) Includes private equity partnerships and hedge funds.

(b) Net of accumulated depreciation of $548 million and $585 million in 2007 and 2006, respectively.

(c) Consist primarily of Life Insurance & Retirement Services investments in aircraft equipment.

(d) See paragraph (h) below for additional information.

(e) Represents AIG managed partnerships and funds that are consolidated.

At December 31, 2007 and 2006, $7.2 billion and $5.3 billion of Other invested assets related to available for sale investments carried at fair value, with unrealized gains and losses recorded in of Accumulated other comprehensive income (loss), net of deferred taxes, with almost all of the remaining investments being accounted for on the equity method of accounting. All of the investments are subject to impairment testing (see Note 1(c) herein). The gross unrealized loss on the investments accounted for as available for sale at December 31, 2007 was $621 million, the majority of which represents investments that have been in a continuous unrealized loss position for less than 12 months.

(h) Investments in Life Settlement Contracts: At December 31, 2007, the carrying value of AIG's life settlement contracts was $1.6 billion, and is included in Other invested assets in the consolidated balance sheet. These investments are monitored for impairment on a contract by contract basis quarterly. During 2007, income recognized on life settlement contracts previously held in non-consolidated trusts was $32 million, and is included in net investment income in the consolidated statement of income.

Further information regarding life settlement contracts at December 31, 2007 is as follows:

(dollars in millions)

Remaining Life Expectancy of Insureds	Number of Contracts	Carrying Value	Face Value (Death Benefits)
0 – 1 year	11	$ 7	$ 9
1 – 2 years	34	34	47
2 – 3 years	79	61	98
3 – 4 years	151	111	210
4 – 5 years	176	130	277
Thereafter	2,181	1,284	5,400
Total	2,632	$1,627	$6,041

At December 31, 2007, the anticipated life insurance premiums required to keep the life settlement contracts in force, payable in the ensuing twelve months ending December 31, 2008 and the four succeeding years ending December 31, 2012 are $132 million, $141 million, $149 million, $146 million, and $152 million, respectively.

In June 2006, AIG restructured its ownership of life settlement contracts with no effect on the economic substance of these investments. At the same time, AIG paid $610 million to its former co-investors to acquire all the remaining interests in life settlement contracts held in previously non-consolidated trusts. The life insurers for a small portion of AIG's consolidated life settlement contracts include AIG subsidiaries. As a result, amounts related to life insurance issued by AIG subsidiaries are eliminated in consolidation.

4. Lending activities

Mortgages and other loans receivable at December 31, 2007 and 2006 are comprised of the following:

Years Ended December 31, (in millions)	2007	2006
Mortgages – commercial	**$17,105**	$15,219
Mortgages – residential*	**2,153**	1,903
Life insurance policy loans	**8,099**	7,501
Collateral, guaranteed, and other commercial loans	**6,447**	3,859
Total mortgage and other loans receivable	**33,804**	28,482
Allowance for losses	**(77)**	(64)
Mortgage and other loans receivable, net	**$33,727**	$28,418

** Primarily consists of foreign mortgage loans.*

4. Lending activities

Continued

Finance receivables, net of unearned finance charges, were as follows:

Years Ended December 31, (in millions)	2007	2006
Real estate loans	**$20,023**	$20,321
Non-real estate loans	**5,447**	4,506
Retail sales finance	**3,659**	3,092
Credit card loans	**1,566**	1,413
Other loans	**1,417**	978
Total finance receivables	**32,112**	30,310
Allowance for losses	**(878)**	(737)
Finance receivables, net	**$31,234**	$29,573

5. Reinsurance

In the ordinary course of business, AIG's General Insurance and Life Insurance companies place reinsurance with other insurance companies in order to provide greater diversification of AIG's business and limit the potential for losses arising from large risks. In addition, AIG's General Insurance subsidiaries assume reinsurance from other insurance companies.

Supplemental information for gross loss and benefit reserves net of ceded reinsurance at December 31, 2007 and 2006 follows:

(in millions)	As Reported	Net of Reinsurance
2007		
Reserve for losses and loss expenses	**$ (85,500)**	**$ (69,288)**
Future policy benefits for life and accident and health insurance contracts	**(136,068)**	**(134,461)**
Reserve for unearned premiums	**(28,022)**	**(24,029)**
Reinsurance assets*	**21,811**	**—**
2006		
Reserve for losses and loss expenses	$ (79,999)	$ (62,630)
Future policy benefits for life and accident and health insurance contracts	(121,004)	(119,430)
Reserve for unearned premiums	(26,271)	(22,759)
Reinsurance assets*	22,456	—

** Represents gross reinsurance assets, excluding allowances and reinsurance recoverable on paid losses.*

AIRCO acts primarily as an internal reinsurance company for AIG's insurance operations. This facilitates insurance risk management (retention, volatility, concentrations) and capital planning locally (branch and subsidiary). It also allows AIG to pool its insurance risks and purchase reinsurance more efficiently at a consolidated level, manage global counterparty risk and relationships and manage global life catastrophe risks.

General Reinsurance

General reinsurance is effected under reinsurance treaties and by negotiation on individual risks. Certain of these reinsurance arrangements consist of excess of loss contracts which protect AIG against losses over stipulated amounts. Ceded premiums are considered prepaid reinsurance premiums and are recognized as a reduction of premiums earned over the contract period in proportion to the protection received. Amounts recoverable from general reinsurers are estimated in a manner consistent with the claims liabilities associated with the reinsurance and presented as a component of reinsurance assets. Assumed reinsurance premiums are earned primarily on a pro-rata basis over the terms of the reinsurance contracts. For both ceded and assumed reinsurance, risk transfer requirements must be met in order for reinsurance accounting to apply. If risk transfer requirements are not met, the contract is accounted for as a deposit, resulting in the recognition of cash flows under the contract through a deposit asset or liability and not as revenue or expense. To meet risk transfer requirements, a reinsurance contract must include both insurance risk, consisting of both underwriting and timing risk, and a reasonable possibility of a significant loss for the assuming entity. Similar risk transfer criteria are used to determine whether directly written insurance contracts should be accounted for as insurance or as a deposit.

5. Reinsurance

Continued

General Insurance premiums written and earned were comprised of the following:

Years Ended December 31, *(in millions)*	2007	2006	2005
Premiums written:			
Direct	**$ 52,055**	$ 49,609	$ 46,689
Assumed	**6,743**	6,671	6,036
Ceded	**(11,731)**	(11,414)	(10,853)
Total	**$ 47,067**	$ 44,866	$ 41,872
Premiums earned:			
Direct	**$ 50,403**	$ 47,973	$ 45,794
Assumed	**6,530**	6,449	5,921
Ceded	**(11,251)**	(10,971)	(10,906)
Total	**$ 45,682**	$ 43,451	$ 40,809

For the years ended December 31, 2007, 2006 and 2005, reinsurance recoveries, which reduced loss and loss expenses incurred, amounted to $9.0 billion, $8.3 billion and $20.7 billion, respectively.

Life Reinsurance

Life reinsurance is effected principally under yearly renewable term treaties. The premiums with respect to these treaties are considered prepaid reinsurance premiums and are recognized as a reduction of premiums earned over the contract period in proportion to the protection provided. Amounts recoverable from life reinsurers are estimated in a manner consistent with the assumptions used for the underlying policy benefits and are presented as a component of reinsurance assets.

Life Insurance & Retirement Services premiums were comprised of the following:

Years Ended December 31, *(in millions)*	2007	2006	2005
Gross premiums	**$34,585**	$32,247	$30,818
Ceded premiums	**(1,778)**	(1,481)	(1,317)
Premiums	**$32,807**	$30,766	$29,501

Life Insurance recoveries, which reduced death and other benefits, approximated $1.1 billion, $806 million and $770 million, respectively, for the years ended December 31, 2007, 2006 and 2005.

Life Insurance in-force ceded to other insurance companies was as follows:

At December 31, *(in millions)*	2007	2006	2005
Life Insurance in force ceded	**$402,654**	$408,970	$365,082

Life Insurance assumed represented less than 0.1 percent, 0.1 percent and 0.8 percent of gross Life Insurance in force at December 31, 2007, 2006 and 2005, respectively, and Life Insurance & Retirement Services premiums assumed represented 0.1 percent, 0.1 percent and 0.3 percent of gross premiums and other considerations for the years ended December 31, 2007, 2006 and 2005, respectively.

AIG's Domestic Life Insurance & Retirement Services operations utilize internal and third-party reinsurance relationships to manage insurance risks and to facilitate capital management strategies. Pools of highly-rated third-party reinsurers are utilized to manage net amounts at risk in excess of retention limits. AIG's Domestic Life Insurance companies also cede excess, non-economic reserves carried on a statutory-basis only on certain term and universal life insurance policies and certain fixed annuities to an offshore affiliate.

AIG generally obtains letters of credit in order to obtain statutory recognition of its intercompany reinsurance transactions. For this purpose, AIG has a $2.5 billion syndicated letter of credit facility outstanding at December 31, 2007, all of which relates to life intercompany reinsurance transactions.

AIG is also a party to a 364-day bilateral revolving credit facility for an aggregate amount of $3.2 billion. The facility can be drawn in the form of letters of credit with terms of up to eight years. At December 31, 2007, approximately $3.0 billion principal amount of letters of credit are outstanding under this facility, of which approximately $2.1 billion relates to life intercompany reinsurance transactions. AIG has also obtained approximately $377 million of letters of credit on a bilateral basis.

Reinsurance Security

AIG's third-party reinsurance arrangements do not relieve AIG from its direct obligation to its insureds. Thus, a credit exposure exists with respect to both general and life reinsurance ceded to the extent that any reinsurer fails to meet the obligations assumed under any reinsurance agreement. AIG holds substantial collateral as security under related reinsurance agreements in the form of funds, securities, and/or letters of credit. A provision has been recorded for estimated unrecoverable reinsurance. AIG has been largely successful in prior recovery efforts.

AIG evaluates the financial condition of its reinsurers and establishes limits per reinsurer through AIG's Credit Risk Committee. AIG believes that no exposure to a single reinsurer represents an inappropriate concentration of risk to AIG, nor is AIG's business substantially dependent upon any single reinsurer.

6. Deferred Policy Acquisition Costs

The following reflects the policy acquisition costs deferred for amortization against future income and the related amortization charged to income for General Insurance and Life Insurance & Retirement Services operations:

Years Ended December 31, *(in millions)*	2007	2006	2005
General Insurance operations:			
Balance at beginning of year	**$ 4,355**	$ 4,048	$ 3,998
Acquisition costs deferred	**8,661**	8,115	7,480
Amortization expense	**(8,235)**	(7,866)	(7,365)
Increase (decrease) due to foreign exchange and other	**(138)**	58	(65)
Balance at end of year	**$ 4,643**	$ 4,355	$ 4,048
Life Insurance & Retirement Services operations:			
Balance at beginning of year	**$32,810**	$28,106	$25,080
Acquisition costs deferred	**7,276**	6,823	6,513
Amortization expense[(a)]	**(3,367)**	(3,712)	(3,328)
Change in net unrealized gains (losses) on securities	**745**	646	977
Increase (decrease) due to foreign exchange	**916**	947	(1,136)
Other[(b)]	**65**	—	—
Subtotal	**$38,445**	$32,810	$28,106
Consolidation and eliminations	**62**	70	—
Balance at end of year[(c)]	**$38,507**	$32,880	$28,106
Total deferred policy acquisition costs	**$43,150**	$37,235	$32,154

(a) In 2007, amortization expense was reduced by $733 million related to changes in actuarial estimates, which was mostly offset in incurred policy losses and benefits.

(b) In 2007, includes the cumulative effect of the adoption of SOP 05-1 of $(118) million and a balance sheet reclassification of $189 million.

(c) Includes $5 million and $(720) million at December 31, 2007 and 2006, respectively, related to the effect of net unrealized gains and losses on available for sale securities.

Included in the above table is the VOBA, an intangible asset recorded during purchase accounting, which is amortized in a manner similar to DAC. Amortization of VOBA was $213 million, $239 million and $291 million in 2007, 2006 and 2005, respectively, while the unamortized balance was $1.86 billion, $1.98 billion and $2.14 billion at December 31, 2007, 2006 and 2005, respectively. The percentage of the unamortized balance of VOBA at 2007 expected to be amortized in 2008 through 2012 by year is: 11.7 percent, 10.2 percent, 8.4 percent, 6.6 percent and 5.9 percent, respectively, with 57.2 percent being amortized after five years. These projections are based on current estimates for investment, persistency, mortality and morbidity assumptions. The DAC amortization charged to income includes the increase or decrease of amortization for FAS 97-related realized capital gains (losses), primarily in the Domestic Retirement Services business. In 2007, 2006 and 2005, the rate of amortization expense decreased by $291 million, $90 million and $46 million, respectively.

There were no impairments of DAC or VOBA for the years ended December 31, 2007, 2006 and 2005.

7. Variable Interest Entities

FIN 46R, "Consolidation of Variable Interest Entities" clarifies the consolidation accounting for certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity that is at risk which would allow the entity to finance its activities without additional subordinated financial support. FIN 46R recognizes that consolidation based on majority voting interest should not apply to certain types of entities that are defined as VIEs. A VIE is consolidated by its primary beneficiary, which is the party that absorbs a majority of the expected losses or a majority of the expected residual returns of the VIE, or both.

AIG, in the normal course of business, is involved with various VIEs. In some cases, AIG has participated to varying degrees in the design of the entity. AIG's involvement in VIEs varies from being a passive investor to managing and structuring the activities of the VIE. AIG engages in transactions with VIEs to manage its investment needs, obtain funding as well as facilitate client needs through a global network of operating subsidiaries comprising AIG Global Asset Management Holdings Corp. and its subsidiaries and affiliated companies (collectively, AIG Investments) and AIGFP. AIG purchases debt securities (rated and unrated) and equity interests issued by VIEs, makes loans and provides other credit support to VIEs, enters into insurance and reinsurance transactions with VIEs, enters into leasing arrangements with VIEs, enters into derivative transactions with VIEs through AIGFP and acts as the collateral manager of VIEs through AIG Investments and AIGFP. Obligations to outside interest holders in VIEs consolidated by AIG are reported as liabilities in the consolidated financial statements. These interest holders generally have recourse only to the assets

7. Variable Interest Entities

Continued

and cash flows of the VIEs and do not have recourse to AIG, except when AIG has provided a guarantee to the VIE's interest holders.

AIG determines whether an entity is a VIE, who the variable interest holders are, and which party is the primary beneficiary of the VIE by performing an analysis of the design of the VIE that includes a review of, among other factors, its capital structure, contractual relationships and terms, nature of the entity's operations and purpose, nature of the entity's interests issued, AIG's interests in the entity which either create or absorb variability and related party relationships. AIG consolidates a VIE when all of AIG's interests in the VIE, when combined, absorb a majority of the expected losses or a majority of the expected residual returns of the VIE, or both. Assets held by VIEs which are currently consolidated because AIG is primary beneficiary (except for those VIEs where AIG also owns a majority voting interest), approximated $27.0 billion and $9.1 billion at December 31, 2007 and 2006, respectively. These consolidated assets are reflected in AIG's consolidated balance sheet as Investments and financial services assets.

In addition to the VIEs that are consolidated in accordance with FIN 46R, the Company has significant variable interests in certain other VIEs that are not consolidated because the Company is not the primary beneficiary. AIG applies quantitative and qualitative measures in identifying whether it is a primary beneficiary of a VIE and whether it holds a significant variable interest in a VIE.

For all VIEs in which it has a significant variable interest, including those in which it is the primary beneficiary, AIG reconsiders if it is the current primary beneficiary whenever a VIE's governing documents or contractual arrangements are changed in a manner that reallocates between the primary beneficiary and other unrelated parties, the obligation to absorb expected losses or right to receive expected residual returns. It also reconsiders its role as primary beneficiary when it sells or otherwise disposes of all or part of its variable interests in a VIE or when it acquires additional variable interests in a VIE. AIG does not reconsider whether it is a primary beneficiary solely as the result of operating losses incurred by an entity. Assets of VIEs where AIG has a significant variable interest and does not consolidate the VIE because AIG is not the primary beneficiary, approximated $275.1 billion at December 31, 2007. AIG's maximum exposure to loss from its involvement with these consolidated VIEs approximated $44.6 billion at December 31, 2007. For this purpose, maximum loss is considered to be the notional amount of credit lines, guarantees and other credit support, and liquidity facilities, the notional amounts of credit default swaps and certain total return swaps, and the amount invested in the debt or equity issued by the VIEs.

Entities for which AIG is the primary beneficiary and consolidates or in which AIG has a significant variable interest are described below.

Asset Management

In certain instances, AIG Investments acts as the collateral manager or general partner of an investment fund, collateralized debt obligation (CDO), collateralized loan obligation (CLO), private equity fund or hedge fund. Such entities are typically registered investment companies or qualify for the specialized investment company accounting in accordance with the AICPA Audit and Accounting Guide - Investment Companies. In CDO and CLO transactions, AIG establishes a trust or other special purpose entity that purchases a portfolio of assets such as bank loans, corporate debt, or non-performing credits and issues trust certificates or debt securities that represent interests in the portfolio of assets. These transactions can be cash-based or synthetic and are actively or passively managed. For investment partnerships, hedge funds and private equity funds, AIG acts as the general partner or manager of the fund and is responsible for carrying out the investment mandate of the VIE. Often, AIG's insurance operations participate in these AIG managed structures as a passive investor in the debt or equity issued by the VIE. Typically, AIG does not provide any guarantees to the investors in the VIE.

AIG Investments is an investor in various real estate investments. These investments are typically with unaffiliated third-party developers via a partnership or limited liability company structure. Some of these entities are VIEs. The activities of these VIEs principally consist of the development or redevelopment of all major types of commercial (retail, office, industrial, logistics parks, mixed use, etc.) and residential real estate. AIG's involvement varies from being a passive equity investor to actively managing the activities of the VIE.

In addition to changes in a VIE's governing documentation or capitalization structure, AIG reconsiders its decision with respect to whether it is the primary beneficiary for these VIEs, when AIG purchases, or when a VIE sells or otherwise disposes of, variable interests in the CDO, CLO, investment, partnership, hedge fund or private equity fund to other unrelated parties.

SunAmerica Affordable Housing Partnerships

SunAmerica Affordable Housing Partners, Inc. (SAAHP) organizes limited partnerships (investment partnerships) that are considered to be VIEs, and that are consolidated by AIG when AIG has determined that it is the primary beneficiary. The investment partnerships invest as limited partners in operating partnerships that develop and operate affordable housing qualifying for federal tax credits and a few market rate properties across the United States. The general partners in the operating partnerships are almost exclusively unaffiliated third-party developers. AIG does not normally consolidate an operating partnership if the general partner is an unaffiliated person. Through approximately 1,200 partnerships, SAAHP has invested in developments with approximately 157,000 apartment units nationwide, and has

7. Variable Interest Entities

Continued

syndicated over $7 billion in partnership equity since 1991 to other investors who will receive, among other benefits, tax credits under certain sections of the Internal Revenue Code. AIG Retirement Services, Inc. functions as the general partner in certain investment partnerships and acts both as a credit enhancer in certain transactions, through differing structures with respect to funding development costs for the operating partnerships, and as guarantor that investors will receive the tax benefits projected at the time of syndication. AIG Retirement Services, Inc. consolidates these investment partnerships as a result of the guarantee provided to the investors. As part of their incentive compensation, certain key SAAHP employees have been awarded residual cash flow interests in the partnerships, subject to certain vesting requirements. The operating income of SAAHP is reported, along with other SunAmerica partnership income, as a component of AIG's Asset Management segment.

Insurance Investments

As part of its investment activities, AIG's insurance operations invest in obligations which include debt and equity securities and interests issued by VIEs. These investments include investments in AIG sponsored and non-sponsored investment funds, hedge funds, private equity funds, and structured financing arrangements. The investments in these VIEs allow AIG's insurance entities to purchase assets permitted by insurance regulations while maximizing their return on these assets. AIG's insurance operations typically are not involved in the design or establishment of the VIE, nor do they actively participate in the management of the VIE.

In addition to changes in a VIE's governing documentation or capitalization structure, AIG reconsiders its position as to whether it is the primary beneficiary as the result of investments in these VIEs when AIG purchases or sells VIE issued debt and equity interests to other unrelated parties.

AIGFP

The variable interests that AIGFP may hold in VIEs include debt securities, equity interests, loans, derivative instruments and other credit support arrangements. Transactions associated with VIEs include an asset-backed commercial paper conduit, asset securitizations, collateralized debt obligations, investment vehicles and other structured financial transactions. AIGFP engages in these transactions to facilitate client needs for investment purposes and to obtain funding.

AIGFP invests in preferred securities issued by VIEs. Additionally, AIGFP establishes VIEs that issue preferred interests to third parties and uses the proceeds to provide financing to AIGFP subsidiaries. In certain instances, AIGFP consolidates these VIEs. Consistent with FIN 46R requirements, AIGFP reviews any changes in its holdings of a VIEs preferred stock investment as part of its reconsideration review to determine a VIE's primary beneficiary. In addition, AIG reviews all changes in such VIEs' governing documentation or capitalization structures as part of the determination of whether there is a change in the VIEs' primary beneficiaries.

AIGFP is the primary beneficiary of an asset-backed commercial paper conduit with which it entered into several total return swaps covering all the conduit's assets that absorb the majority of the expected losses of the entity. The assets of the conduit serve as collateral for the conduit's obligations. AIGFP is also the primary beneficiary of several structured financing transactions in which AIGFP holds the first loss position either by investing in the equity of the VIE or implicitly through a lending or derivative arrangement. These VIEs are subject to the reconsideration event reviews noted above.

In certain instances, AIGFP enters into liquidity facilities with various SPEs when AIGFP provides liquidity to the SPE in the form of a guarantee, derivative, or a letter of credit and does not consolidate the VIE. AIGFP also executes various swap and option transactions with VIEs. Such contractual arrangements are done in the ordinary course of business. Typically, interest rate derivatives such as interest rate swaps and options executed with VIEs are not deemed to be variable interests or significant variable interests because the underlying is an observable market interest rate and AIGFP as the derivative counterparty to the VIE is senior to the debt and equity holders.

In 2007, AIGFP sponsored its only structured investment vehicle (SIV) which invests in variable rate, investment-grade debt securities. The SIV is a VIE because is does not have sufficient equity to operate without subordinated capital notes which serve as equity though they are legally debt instruments. The capital notes absorb losses prior to the senior debt. Based on the sale of more than 88 percent of its capital notes to unrelated third-party investors and the continued holding by those investors of their capital notes, AIGFP is not the primary beneficiary of the SIV. AIGFP reviews its primary beneficiary position when the governing document or capital structure changes or the amount of senior or capital note holdings change. Based on a change in the governing documents under which AIGFP committed to provide short-term funding to the SIV, as necessary, a quantitative analysis performed under FIN 46R as of December 31, 2007 showed that AIGFP is not the primary beneficiary. This outcome is a result of the high credit quality of the assets and the fact that 85 percent of credit losses, if any, would be shared by other capital note holders. At December 31, 2007 assets of this unconsolidated SIV totaled $2.4 billion. AIGFP's invested assets at December 31, 2007 included $1.7 billion of securities purchased under agreements to resell and commercial paper and medium-term and capital notes issued by this entity.

AIGFP has entered into transactions with VIEs that are used, in part, to provide tax planning strategies to investors and/or AIGFP through an enhanced yield investment security. These structures typically provide financing to AIGFP and/or the investor at enhanced rates. AIGFP may be either the primary beneficiary of and consolidate the VIE, or may be a significant variable interest holder in the VIE.

8. Derivatives and Hedge Accounting

AIG uses derivatives and other financial instruments as part of its financial risk management programs and as part of its investment operations. AIGFP also transacts in derivatives as a dealer.

Derivatives, as defined in FAS 133, are financial arrangements among two or more parties with returns linked to or "derived" from some underlying equity, debt, commodity or other asset, liability, or foreign exchange rate or other index or the occurrence of a specified payment event. Derivative payments may be based on interest rates, exchange rates, prices of certain securities, commodities, or financial or commodity indices or other variables.

Unless subject to a scope exclusion, AIG carries all derivatives on the consolidated balance sheet at fair value. The changes in fair value of the derivative transactions of AIGFP are presented as a component of AIG's operating income.

AIGFP

AIGFP, in the ordinary course of operations and as principal, structures and enters into derivative transactions to meet the needs of counterparties who may be seeking to hedge certain aspects of such counterparties' operations or obtain a desired financial exposure. In most cases AIGFP does not hedge its exposures related to the credit default swaps it has written. AIGFP also enters into derivative transactions to mitigate risk in its exposures (interest rates, currencies, commodities, credit and equities) arising from such transactions. Such instruments are carried at market or fair value, whichever is appropriate, and are reflected on the balance sheet in "Unrealized gain on swaps, options and forward transactions" and "Unrealized loss on swaps, options and forward contracts."

Beginning in 2007, AIGFP designated certain interest rate swaps as fair value hedges of the benchmark interest rate risk on certain of its interest bearing financial assets and liabilities. In these hedging relationships, AIG is hedging its fixed rate available for sale securities and fixed rate borrowings. AIGFP also designated foreign currency forward contracts as fair value hedges for changes in spot foreign exchange rates of the non-U.S. dollar denominated available for sale debt securities. Under these strategies, all or portions of individual or multiple derivatives may be designated against a single hedged item.

At inception of each hedging relationship, AIGFP performs and documents its prospective assessments of hedge effectiveness to demonstrate that the hedge is expected to be highly effective. For hedges of interest rate risk, AIGFP uses regression to demonstrate the hedge is highly effective, while it uses the periodic dollar offset method for its foreign currency hedges. AIGFP uses the periodic dollar offset method to assess whether its hedging relationships were highly effective on a retrospective basis. The prospective and retrospective assessments are updated on a daily basis. The passage of time component of the hedging instruments and the forward points on foreign currency hedges are excluded from the assessment of hedge effectiveness and measurement of hedge ineffectiveness. AIGFP does not utilize the shortcut, matched terms or equivalent methods to assess hedge effectiveness.

The change in fair value of the derivative that qualifies under the requirements of FAS 133 as a fair value hedge is recorded in current period earnings along with the gain or loss on the hedged item for the hedged risk. For interest rate hedges, the adjustments to the carrying value of the hedged items are amortized into income using the effective yield method over the remaining life of the hedged item. Amounts excluded from the assessment of hedge effectiveness are recognized in current period earnings.

For the year ended December 31, 2007, AIGFP recognized net losses of $0.7 million in earnings, representing hedge ineffectiveness, and also recognized net losses of $456 million related to the portion of the hedging instruments excluded from the assessment of hedge effectiveness.

AIGFP's derivative transactions involving interest rate swap transactions generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying notional amounts. AIGFP typically becomes a principal in the exchange of interest payments between the parties and, therefore, is exposed to counterparty credit risk and may be exposed to loss, if counterparties default. Currency, commodity, and equity swaps are similar to interest rate swaps, but involve the exchange of specific currencies or cashflows based on the underlying commodity, equity securities or indices. Also, they may involve the exchange of notional amounts at the beginning and end of the transaction. Swaptions are options where the holder has the right but not the obligation to enter into a swap transaction or cancel an existing swap transaction. At December 31, 2007, the aggregate notional amount of AIGFP's outstanding swap transactions approximated $2,133 billion, primarily related to interest rate swaps of approximately $1,167 billion.

AIGFP follows a policy of minimizing interest rate, currency, commodity, and equity risks associated with securities available for sale by entering into internal offsetting positions, on a security by security basis within its derivatives portfolio, thereby offsetting a significant portion of the unrealized appreciation and depreciation. In addition, to reduce its credit risk, AIGFP has entered into credit derivative transactions with respect to $82 million of securities available for sale to economically hedge its credit risk. As previously discussed, these economic offsets did not meet the hedge accounting requirements of FAS 133 and, therefore, are recorded in Other income in the Consolidated Statement of Income.

Notional amount represents a standard of measurement of the volume of swaps business of Capital Markets operations. Notional amount is not a quantification of market risk or credit risk and is not recorded on the consolidated balance sheet. Notional amounts generally represent those amounts used to calculate contractual cash flows to be exchanged and are not paid or received, except for certain contracts such as currency swaps.

The timing and the amount of cash flows relating to Capital Markets foreign exchange forwards and exchange traded futures and options contracts are determined by each of the respective contractual agreements.

8. Derivatives and Hedge Accounting

Continued

The following table presents the notional amounts by remaining maturity of Capital Markets' interest rate, credit default and currency swaps and swaptions derivatives portfolio at December 31, 2007 and 2006:

	Remaining Life of Notional Amount*					
(in millions)	One Year	Two Through Five Years	Six Through Ten Years	After Ten Years	**Total 2007**	Total 2006
Interest rate swaps	$441,801	$ 554,917	$156,634	$14,112	**$1,167,464**	$1,058,279
Credit default swaps	184,924	286,069	85,792	5,028	**561,813**	483,648
Currency swaps	38,384	135,187	41,675	9,029	**224,275**	218,091
Swaptions, equity and commodity swaps	57,709	62,849	35,270	23,139	**178,967**	180,040
Total	$722,818	$1,039,022	$319,371	$51,308	**$2,132,519**	$1,940,058

* *Notional amount is not representative of either market risk or credit risk and is not recorded in the consolidated balance sheet.*

Futures and forward contracts are contracts that obligate the holder to sell or purchase foreign currencies, commodities or financial indices in which the seller/purchaser agrees to make/take delivery at a specified future date of a specified instrument, at a specified price or yield. Options are contracts that allow the holder of the option to purchase or sell the underlying commodity, currency or index at a specified price and within, or at, a specified period of time. As a writer of options, AIGFP generally receives an option premium and then manages the risk of any unfavorable change in the value of the underlying commodity, currency or index by entering into offsetting transactions with third-party market participants. Risks arise as a result of movements in current market prices from contracted prices, and the potential inability of the counterparties to meet their obligations under the contracts.

The following table presents Capital Markets futures, forward and option contracts portfolio by maturity and type of derivative at December 31, 2007 and 2006:

	Remaining Life					
(in millions)	One Year	Two Through Five Years	Six Through Ten Years	After Ten Years	**Total 2007**	Total 2006
Exchange traded futures and options contracts contractual amount	$ 27,588	$1,359	$ —	$—	**$ 28,947**	$ 27,271
Over the counter forward contracts contractual amount	485,332	5,864	1,850	—	**493,046**	492,913
Total	$512,920	$7,223	$1,850	$—	**$521,993**	$520,184

AIGFP Credit Default Swaps

AIGFP enters into credit derivative transactions in the ordinary course of its business. The majority of AIGFP's credit derivatives require AIGFP to provide credit protection on a designated portfolio of loans or debt securities. AIGFP provides such credit protection on a "second loss" basis, under which AIGFP's payment obligations arise only after credit losses in the designated portfolio exceed a specified threshold amount or level of "first losses." The threshold amount of credit losses that must be realized before AIGFP has any payment obligation is negotiated by AIGFP for each transaction to provide that the likelihood of any payment obligation by AIGFP under each transaction is remote. The underwriting process for these derivatives included assumptions of severely stressed recessionary market scenarios to minimize the likelihood of realized losses under these obligations.

In certain cases, the credit risk associated with a designated portfolio is tranched into different layers of risk, which are then analyzed and rated by the credit rating agencies. Typically, there will be an equity layer covering the first credit losses in respect of the portfolio up to a specified percentage of the total portfolio, and then successive layers ranging from generally a BBB-rated layer to one or more AAA-rated layers. In transactions that are rated with respect to the risk layer or tranche that is immediately junior to the threshold level above which AIGFP's payment obligation would generally arise, a significant majority are rated AAA by the rating agencies. In transactions that are not rated, AIGFP applies the same risk criteria for setting the threshold level for its payment obligations. Therefore, the risk layer assumed by AIGFP with respect to the designated portfolio in these transactions is often called the "super senior" risk layer, defined as the layer of credit risk senior to a risk layer that has been rated AAA by the credit rating agencies, or if the transaction is not rated, equivalent thereto.

8. Derivatives and Hedge Accounting

Continued

At December 31, 2007 and 2006, the notional amounts and unrealized market valuation loss of the super senior credit default swap portfolio by asset classes were as follows:

	Notional Amount (in billions)	Unrealized Market Valuation Loss (in millions)
Corporate loans[(a)]	$230	$ —
Prime residential mortgages[(a)]	149	—
Corporate Debt/CLOs	70	226
Multi-sector CDO[(b)]	78	11,246
Total	$527	$11,472

(a) Predominantly represent transactions written to facilitate regulatory capital relief.

(b) Approximately $61.4 billion, in notional amount, of the multi-sector CDO pools includes some exposure to U.S. subprime mortgages.

Approximately $379 billion of the $527 billion in notional exposure of AIGFP's super senior credit default swap portfolio as of December 31, 2007 represents derivatives written for financial institutions, principally in Europe, for the purpose of providing them with regulatory capital relief rather than risk mitigation. In exchange for a minimum guaranteed fee, the counterparties receive credit protection in respect of portfolios of various debt securities or loans they own, thus improving their regulatory capital position. These derivatives are generally expected to terminate at no additional cost to the counterparty upon the counterparty's adoption of models compliant with the Basel II Accord. AIG expects that the majority of these transactions will terminate within the next 12 to 18 months. As of February 26, 2008, approximately $54 billion in notional exposures have either been terminated or are in the process of being terminated. AIGFP was not required to make any payments as part of these terminations and in certain cases was paid a fee upon termination. In light of this experience to date and after other comprehensive analyses, AIG did not recognize an unrealized market valuation adjustment for this regulatory capital relief portfolio for the year ended December 31, 2007. AIG will continue to assess the valuation of this portfolio and monitor developments in the marketplace. There can be no assurance that AIG will not recognize unrealized market valuation losses from this portfolio in future periods. In addition to writing credit protection on the super senior risk layer on designated portfolios of loans or debt securities, AIGFP also wrote protection on tranches below the super senior risk layer. At December 31, 2007 the notional amount of the credit default swaps in the regulatory capital relief portfolio written on tranches below the super senior risk layer was $5.8 billion, with an estimated fair value of $(25) million.

AIGFP has also written credit protection on the super senior risk layer of diversified portfolios of investment grade corporate debt, collateralized loan obligations (CLOs) and multi-sector CDOs. AIGFP is at risk only on the super senior portion related to a diversified portfolio of credits referenced to loans or debt securities. The super senior risk portion is the last tranche to suffer losses after significant subordination. Credit losses would have to erode all tranches junior to the super senior tranche before AIGFP would suffer any realized losses. The subordination level required for each transaction is determined based on internal modeling and analysis of the pool of underlying assets and is not dependent on ratings determined by the rating agencies. While the credit default swaps written on corporate debt obligations are cash settled, the majority of the credit default swaps written on CDOs and CLOs require physical settlement. Under a physical settlement arrangement, AIGFP would be required to purchase the referenced super senior note obligation at par in the event of a non-payment on that security.

Certain of these credit derivatives are subject to collateral posting provisions. These provisions differ among counterparties and asset classes. In the case of most of the multi-sector CDO transactions, the amount of collateral required is determined based on the change in value of the underlying cash security that represents the super senior risk layer subject to credit protection, and not the change in value of the super senior credit derivative.

AIGFP is indirectly exposed to U.S. residential mortgage subprime collateral in the CDO portfolios, the majority of which is from 2004 and 2005 vintages. However, certain of the CDOs on which AIGFP provided credit protection permit the collateral manager to substitute collateral during the reinvestment period, subject to certain restrictions. As a result, in certain transactions, U.S. residential mortgage subprime collateral of 2006 and 2007 vintages has been added to the collateral pools. At December 31, 2007, U.S. residential mortgage subprime collateral of 2006 and 2007 vintages comprised approximately 4.9 percent of the total collateral pools underlying the entire portfolio of CDOs with credit protection.

AIGFP has written maturity-shortening puts that allow the holders of the securities issued by certain multi-sector CDOs to treat the securities as eligible short-term 2a-7 investments under the Investment Company Act of 1940 (2a-7 Puts). Holders of securities are permitted, in certain circumstances, to tender their securities to the issuers at par. If an issuer's remarketing agent is unable to resell the securities so tendered, AIGFP must purchase the securities at par as long as the securities have not experienced a default. During 2007, AIGFP repurchased securities with a principal amount of approximately $754 million pursuant to these obligations. In certain transactions, AIGFP has contracted with third parties to provide liquidity for the notes if they are put to AIGFP for up to a three-year period. Such liquidity facilities totaled approximately $3 billion at December 31, 2007. As of February 26, 2008, AIGFP has not utilized these liquidity facilities. At December 31, 2007, AIGFP had approximately $6.5 billion of notional exposure on 2a-7 Puts, included as part of the multi-sector CDO portfolio discussed herein.

As of January 31, 2008, a significant majority of AIGFP's super senior exposures continued to have tranches below AIGFP's attachment point that have been explicitly rated AAA or, in AIGFP's judgment, would have been rated AAA had they been rated. AIGFP's portfolio of credit default swaps undergoes regular monitoring, modeling and analysis and contains protection through collateral subordination.

8. Derivatives and Hedge Accounting

Continued

AIGFP accounts for its credit default swaps in accordance with FAS 133 "Accounting For Derivative Instruments and Hedging Activities" and Emerging Issues Task Force 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities" (EITF 02-3). In accordance with EITF 02-3, AIGFP does not recognize income in earnings at the inception of each transaction because the inputs to value these instruments are not derivable from observable market data.

The valuation of the super senior credit derivatives has become increasingly challenging given the limitation on the availability of market observable information due to the lack of trading and price transparency in the structured finance market, particularly in the fourth quarter of 2007. These market conditions have increased the reliance on management estimates and judgments in arriving at an estimate of fair value for financial reporting purposes. Further, disparities in the valuation methodologies employed by market participants and the varying judgments reached by such participants when assessing volatile markets has increased the likelihood that the various parties to these instruments may arrive at significantly different estimates as to their fair values.

AIGFP's valuation methodologies for the super senior credit default swap portfolio have evolved in response to the deteriorating market conditions and the lack of sufficient market observable information. AIG has sought to calibrate the model to market information and to review the assumptions of the model on a regular basis.

AIGFP employs a modified version of the BET model to value its super senior credit default swap portfolio, including the 2a-7 Puts. The BET model utilizes default probabilities derived from credit spreads implied from market prices for the individual securities included in the underlying collateral pools securing the CDOs. AIGFP obtained prices on these securities from the CDO collateral managers.

The BET model also utilizes diversity scores, weighted average lives, recovery rates and discount rates. The determination of some of these inputs require the use of judgment and estimates, particularly in the absence of market observable data. AIGFP also employed a Monte Carlo simulation to assist in quantifying the effect on valuation of the CDO of the unique features of the CDO's structure such as triggers that divert cash flows to the most senior level of the capital structure.

The credit default swaps written by AIGFP cover only the failure of payment on the super senior CDO security. AIGFP does not own the securities in the CDO collateral pool. The credit spreads implied from the market prices of the securities in the CDO collateral pool incorporate the risk of default (credit risk), the market's price for liquidity risk and in distressed markets, the risk aversion costs. Spreads on credit derivatives tend to be narrower because, unlike in the case of investing in a bond, there is no need to fund the position (except when an actual credit event occurs). In times of illiquidity, the difference between spreads on cash securities and derivative instruments (the "negative basis") may be even wider for high quality assets. AIGFP was unable to reliably verify this negative basis due to the accelerating severe dislocation, illiquidity and lack of trading in the asset backed securities market during the fourth quarter of 2007 and early 2008. The valuations produced by the BET model therefore represent the valuations of the underlying super senior CDO cash securities with no recognition of the effect of the basis differential on that valuation.

AIGFP also considered the valuation of the super senior CDO securities provided by third parties, including counterparties to these transactions, and made adjustments as necessary.

As described above, AIGFP uses numerous assumptions in determining its best estimate of the fair value of the super senior credit default swap portfolio. The most significant assumption utilized in developing the estimate is the pricing of the securities within the CDO collateral pools. If the actual pricing of the securities within the collateral pools differs from the pricing used in estimating the fair value of the super senior credit default swap portfolio, there is potential for significant variation in the fair value estimate.

In the case of credit default swaps written on investment grade corporate debt and CLOs, AIGFP estimated the value of its obligations by reference to the relevant market indices or third party quotes on the underlying super senior tranches where available.

AIGFP monitors the underlying portfolios to determine whether the credit loss experience for any particular portfolio has caused the likelihood of AIGFP having a payment obligation under the transaction to be greater than super senior risk.

Other Derivative Users

AIG and its subsidiaries (other than AIGFP) also use derivatives and other instruments as part of their financial risk management programs. Interest rate derivatives (such as interest rate swaps) are used to manage interest rate risk associated with investments in fixed income securities, commercial paper issuances, medium- and long-term note offerings, and other interest rate sensitive assets and liabilities. In addition, foreign exchange derivatives (principally cross currency swaps, forwards and options) are used to economically mitigate risk associated with non-U.S. dollar denominated debt, net capital exposures and foreign exchange transactions. The derivatives are effective economic hedges of the exposures they are meant to offset.

In 2007, AIG and its subsidiaries other than AIGFP designated certain derivatives as either fair value or cash flow hedges of their debt. The fair value hedges included (i) interest rate swaps that were designated as hedges of the change in the fair value of fixed rate debt attributable to changes in the benchmark interest rate and (ii) foreign currency swaps designated as hedges of the change in fair value of foreign currency denominated debt attributable to changes in foreign exchange rates and/or the benchmark interest rate. With respect to the cash flow hedges, (i) interest rate swaps were designated as hedges of the changes in cash flows on floating rate debt attributable to changes in the benchmark interest rate, and (ii) foreign currency swaps were designated as hedges of changes in cash flows on foreign

8. Derivatives and Hedge Accounting

Continued

currency denominated debt attributable to changes in the benchmark interest rate and foreign exchange rates.

AIG assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. Regression analysis is employed to assess the effectiveness of these hedges both on a prospective and retrospective basis. AIG does not utilize the shortcut, matched terms or equivalent methods to assess hedge effectiveness.

The change in fair value of derivatives designated and effective as fair value hedges along with the gain or loss on the hedged item are recorded in current period earnings. Upon discontinuation of hedge accounting, the cumulative adjustment to the carrying value of the hedged item resulting from changes in the benchmark interest rate or exchange rate is amortized into income using the effective yield method over the remaining life of the hedged item. Amounts excluded from the assessment of hedge effectiveness are recognized in current period earnings. During the year ended December 31, 2007, AIG recognized a loss of $1 million in earnings related to the ineffective portion of the hedging instruments. During the year ended December 31, 2007, AIG also recognized gains of $3 million related to the change in the hedging instruments forward points excluded from the assessment of hedge effectiveness.

The effective portion of the change in fair value of a derivative qualifying as a cash flow hedge is recorded in Accumulated other comprehensive income (loss), until earnings are affected by the variability of cash flows in the hedged item. The ineffective portion of these hedges is recorded in net realized capital gains (losses). During the year ended December 31, 2007, AIG recognized gains of $1 million in earnings representing hedge ineffectiveness. At December 31, 2007, $36 million of the deferred net loss in Accumulated other comprehensive income is expected to be recognized in earnings during the next 12 months. All components of the derivatives' gains and losses were included in the assessment of hedge effectiveness. There were no instances of the discontinuation of hedge accounting in 2007.

In addition to hedging activities, AIG also uses derivative instruments with respect to investment operations, which include, among other things, credit default swaps, and purchasing investments with embedded derivatives, such as equity linked notes and convertible bonds. All changes in the fair value of these derivatives are recorded in earnings. AIG bifurcates an embedded derivative where: *(i)* the economic characteristics of the embedded instruments are not clearly and closely related to those of the remaining components of the financial instrument; *(ii)* the contract that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value; and *(iii)* a separate instrument with the same terms as the embedded instrument meets the definition of a derivative under FAS 133.

9. Reserve for Losses and Loss Expenses and Future Life Policy Benefits and Policyholders' Contract Deposits

The following analysis provides a reconciliation of the activity in the reserve for losses and loss expenses:

Years Ended December 31, *(in millions)*	2007	2006	2005
At beginning of year:			
Reserve for losses and loss expenses	**$79,999**	$ 77,169	$ 61,878
Reinsurance recoverable	**(17,369)**	(19,693)	(14,624)
Total	**62,630**	57,476	47,254
Foreign exchange effect	**955**	741	(628)
Acquisitions[(a)]	**317**	55	—
Losses and loss expenses incurred:			
Current year	**30,261**	27,805	28,426
Prior years, other than accretion of discount	**(656)**	(53)	4,680[(b)]
Prior years, accretion of discount	**327**	300	(15)
Total	**29,932**	28,052	33,091
Losses and loss expenses paid:			
Current year	**9,684**	8,368	7,331
Prior years	**14,862**	15,326	14,910
Total	**24,546**	23,694	22,241
At end of year:			
Net reserve for losses and loss expenses	**69,288**	62,630	57,476
Reinsurance recoverable	**16,212**	17,369	19,693
Total	**$85,500**	$ 79,999	$ 77,169

(a) Reflects the opening balance with respect to the acquisition of WüBa and the Central Insurance Co., Ltd. in 2007 and 2006, respectively.

(b) Includes a fourth quarter charge of $1.8 billion resulting from the annual review of General Insurance loss and loss adjustment reserves.

9. Reserve for Losses and Loss Expenses and Future Life Policy Benefits and Policyholders' Contract Deposits

Continued

The analysis of the future policy benefits and policyholders' contract deposits liabilities follows:

At December 31, *(in millions)*	2007	2006
Future policy benefits:		
Long duration contracts	**$135,202**	$120,138
Short duration contracts	**866**	866
Total	**$136,068**	$121,004
Policyholders' contract deposits:		
Annuities	**$140,444**	$141,826
Guaranteed investment contracts	**25,321**	33,054
Universal life products	**27,114**	22,497
Variable products	**46,407**	34,821
Corporate life products	**2,124**	2,083
Other investment contracts	**17,049**	13,983
Total	**$258,459**	$248,264

Long duration contract liabilities included in future policy benefits, as presented in the preceding table, result primarily from life products. Short duration contract liabilities are primarily accident and health products. The liability for future life policy benefits has been established based upon the following assumptions:

- Interest rates (exclusive of immediate/terminal funding annuities), which vary by territory, year of issuance and products, range from 1.0 percent to 12.5 percent within the first 20 years. Interest rates on immediate/terminal funding annuities are at a maximum of 11.5 percent and grade to not greater than 6.0 percent.
- Mortality and surrender rates are based upon actual experience by geographical area modified to allow for variations in policy form. The weighted average lapse rate, including surrenders, for individual and group life approximated 5.7 percent.
- The portions of current and prior net income and of current unrealized appreciation of investments that can inure to the benefit of AIG are restricted in some cases by the insurance contracts and by the local insurance regulations of the jurisdictions in which the policies are in force.
- Participating life business represented approximately 12 percent of the gross insurance in force at December 31, 2007 and 25 percent of gross premiums and other considerations in 2007. The amount of annual dividends to be paid is determined locally by the boards of directors. Provisions for future dividend payments are computed by jurisdiction, reflecting local regulations.

The liability for policyholders' contract deposits has been established based on the following assumptions:

- Interest rates credited on deferred annuities, which vary by territory and year of issuance, range from 1.4 percent to, including bonuses, 13.0 percent. Less than 1.0 percent of the liabilities are credited at a rate greater than 9.0 percent. Current declared interest rates are generally guaranteed to remain in effect for a period of one year though some are guaranteed for longer periods. Withdrawal charges generally range from zero percent to 20.0 percent grading to zero over a period of zero to 19 years.
- Domestically, guaranteed investment contracts (GICs) have market value withdrawal provisions for any funds withdrawn other than benefit responsive payments. Interest rates credited generally range from 2.8 percent to 9.0 percent. The vast majority of these GICs mature within five years.
- Interest rates on corporate life insurance products are guaranteed at 4.0 percent and the weighted average rate credited in 2007 was 5.2 percent.
- The universal life funds have credited interest rates of 1.0 percent to 7.0 percent and guarantees ranging from 1.0 percent to 5.5 percent depending on the year of issue. Additionally, universal life funds are subject to surrender charges that amount to 12.0 percent of the aggregate fund balance grading to zero over a period not longer than 20 years.
- For variable products and investment contracts, policy values are expressed in terms of investment units. Each unit is linked to an asset portfolio. The value of a unit increases or decreases based on the value of the linked asset portfolio. The current liability at any time is the sum of the current unit value of all investment units plus any liability for guaranteed minimum death or withdrawal benefits.

Certain products are subject to experience adjustments. These include group life and group medical products, credit life contracts, accident and health insurance contracts/riders attached to life policies and, to a limited extent, reinsurance agreements with other direct insurers. Ultimate premiums from these contracts are estimated and recognized as revenue, and the unearned portions of the premiums recorded as liabilities. Experience adjustments vary according to the type of contract and the territory in which the policy is in force and are subject to local regulatory guidance.

10. Variable Life and Annuity Contracts

AIG follows American Institute of Certified Public Accountants Statement of Position 03-1 (SOP 03-1), which requires recognition of a liability for guaranteed minimum death benefits and other living benefits related to variable annuity and variable life contracts as well as certain disclosures for these products.

AIG reports variable contracts through separate and variable accounts when investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contract holder (traditional variable annuities), and the separate account qualifies for separate account treatment under SOP 03-1. In some foreign jurisdictions, separate accounts are not legally insulated from general account creditors and therefore do not qualify for separate account treatment under SOP 03-1. In such cases, the variable contracts are reported as general account contracts even though the policyholder bears the risks associated with the performance of the assets. AIG also reports variable

10. Variable Life and Annuity Contracts

Continued

annuity and life contracts through separate and variable accounts, or general accounts when not qualified for separate account reporting, when AIG contractually guarantees to the contract holder (variable contracts with guarantees) either *(a)* total deposits made to the contract less any partial withdrawals plus a minimum return (and in minor instances, no minimum returns) (Net Deposits Plus a Minimum Return) or *(b)* the highest contract value attained, typically on any anniversary date minus any subsequent withdrawals following the contract anniversary (Highest Contract Value Attained). These guarantees include benefits that are payable in the event of death, annuitization, or, in other instances, at specified dates during the accumulation period. Such benefits are referred to as guaranteed minimum death benefits (GMDB), guaranteed minimum income benefits (GMIB), guaranteed minimum withdrawal benefits (GMWB) and guaranteed minimum account value benefits (GMAV). For AIG, GMDB is by far the most widely offered benefit.

The assets supporting the variable portion of both traditional variable annuities and variable contracts with guarantees are carried at fair value and reported as Separate and variable account assets with an equivalent summary total reported as Separate and variable account liabilities when the separate account qualifies for separate account treatment under SOP 03-1. Assets for separate accounts that do not qualify for separate account treatment are reported as trading account assets, and liabilities are included in the respective policyholder liability account of the general account. Amounts assessed against the contract holders for mortality, administrative, and other services are included in revenue and changes in liabilities for minimum guarantees are included in incurred policy losses and benefits in the consolidated statement of income. Separate and variable account net investment income, net investment gains and losses, and the related liability changes are offset within the same line item in the consolidated statement of income for those accounts that qualify for separate account treatment under SOP 03-1. Net investment income and gains and losses on trading accounts for contracts that do not qualify for separate account treatment under SOP 03-1 are reported in net investment income and are principally offset by amounts reported in incurred policy losses and benefits.

The vast majority of AIG's exposure on guarantees made to variable contract holders arises from GMDB. Details concerning AIG's GMDB exposures at December 31, 2007 and 2006 are as follows:

(dollars in billions)	Net Deposits Plus a Minimum Return	Highest Contract Value Attained
2007		
Account value[(a)]	**$66**	**$17**
Amount at risk[(b)]	**5**	**1**
Average attained age of contract holders by product	**38-69 years**	**55-72 years**
Range of guaranteed minimum return rates	**3-10%**	
2006		
Account value[(a)]	$64	$15
Amount at risk[(b)]	6	1
Average attained age of contract holders by product	38-70 years	56-71 years
Range of guaranteed minimum return rates	0-10%	

(a) Included in Policyholders' contract deposits in the consolidated balance sheet.

(b) Represents the amount of death benefit currently in excess of Account value.

The following summarizes GMDB liabilities for guarantees on variable contracts reflected in the general account.

(in millions)	**2007**	2006
Balance at January 1	**$406**	$442
Reserve increase	**111**	35
Benefits paid	**(54)**	(71)
Balance at December 31	**$463**	$406

The GMDB liability is determined each period end by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. AIG regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

The following assumptions and methodology were used to determine the GMDB liability at December 31, 2007:

- Data used was up to 1,000 stochastically generated investment performance scenarios.
- Mean investment performance assumptions ranged from three percent to approximately ten percent depending on the block of business.
- Volatility assumptions ranged from eight percent to 23 percent depending on the block of business.
- Mortality was assumed at between 50 percent and 102 percent of various life and annuity mortality tables.
- For domestic contracts, lapse rates vary by contract type and duration and ranged from zero percent to 40 percent. For

10. Variable Life and Annuity Contracts

Continued

Japan, lapse rates ranged from zero percent to 20 percent depending on the type of contract.

- For domestic contracts, the discount rate ranged from 3.25 percent to 11 percent. For Japan, the discount rate ranged from two percent to seven percent.

In addition to GMDB, AIG's contracts currently include to a lesser extent GMIB. The GMIB liability is determined each period end by estimating the expected value of the annuitization benefits in excess of the projected account balance at the date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments. AIG periodically evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

AIG contracts currently include a minimal amount of GMAV and GMWB. GMAV and GMWB are considered to be embedded derivatives and are recognized at fair value through earnings. AIG enters into derivative contracts to economically hedge a portion of the exposure that arises from GMAV and GMWB.

11. Debt Outstanding

At December 31, 2007 and 2006, AIG's total borrowings were as follows:

(in millions)	2007	2006
Total long-term borrowings	**$162,935**	$135,316
Commercial paper and extendible commercial notes	**13,114**	13,363
Total borrowings	**$176,049**	$148,679

Maturities of Long-term borrowings at December 31, 2007, excluding borrowings of consolidated investments, are as follows:

(in millions)	Total	2008	2009	2010	2011	2012	Thereafter
AIG:							
Notes and bonds payable	$ 14,588	$ 1,591	$ 1,441	$ 1,349	$ 450	$ 27	$ 9,730
Junior subordinated debt	5,809	—	—	—	—	—	5,809
Loans and mortgages payable	729	627	—	—	—	—	102
MIP matched notes and bonds payable	14,267	200	1,218	2,309	3,188	2,039	5,313
Series AIGFP matched notes and bonds payable	874	65	77	32	25	56	619
Total AIG	36,267	2,483	2,736	3,690	3,663	2,122	21,573
AIGFP:							
GIAs	19,908	6,370	1,831	1,127	581	660	9,339
Notes and bonds payable	36,676	23,670	4,522	431	403	3,885	3,765
Loans and mortgages payable	1,384	—	—	—	—	160	1,224
Hybrid financial instrument liabilities[(a)]	7,479	1,581	425	1,739	693	332	2,709
Total AIGFP	65,447	31,621	6,778	3,297	1,677	5,037	17,037
AIGLH notes and bonds payable	797	—	—	499	—	—	298
Liabilities connected to trust preferred stock	1,435	—	—	—	—	—	1,435
ILFC[(b)]:							
Notes and bonds payable	22,111	4,065	2,978	3,808	4,021	3,531	3,708
Junior subordinated debt	999	—	—	—	—	—	999
Export credit facility[(c)]	2,542	522	470	356	266	237	691
Bank financings	1,084	25	471	103	160	325	—
Total ILFC	26,736	4,612	3,919	4,267	4,447	4,093	5,398
AGF[(b)]:							
Notes and bonds payable	22,369	4,085	4,108	2,200	2,902	2,073	7,001
Junior subordinated debt	349	—	—	—	—	—	349
Total AGF	22,718	4,085	4,108	2,200	2,902	2,073	7,350
AIGCFG Loans and mortgages payable[(b)]	1,839	1,000	542	225	11	7	54
Other subsidiaries[(b)]	775	90	—	—	—	—	685
Total	$156,014	$43,891	$18,083	$14,178	$12,700	$13,332	$53,830

(a) Represents structured notes issued by AIGFP that are accounted for at fair value.

(b) AIG does not guarantee these borrowings.

(c) Reflects future minimum payment for ILFC's borrowing under Export Credit Facilities.

11. Debt Outstanding

Continued

(a) Commercial Paper:

At December 31, 2007, the commercial paper issued and outstanding was as follows:

(dollars in millions)	Net Book Value	Unamortized Discount and Accrued Interest	Face Amount	Weighted Average Interest Rate	Weighted Average Maturity in Days
ILFC	$ 4,483	$16	$ 4,499	4.63%	28
AGF	3,607	10	3,617	4.85	25
AIG Funding	4,222	15	4,237	4.81	29
AIGCC — Taiwan[(a)]	151	—	151	2.81	42
AIGF — Thailand[(a)]	136	1	137	3.36	50
Total[(b)]	$12,599	$42	$12,641	—	—

(a) Issued in local currencies at prevailing local interest rates.

(b) Excludes $321 million of borrowings of consolidated investments and $194 million of extendible commercial notes.

At December 31, 2007, AIG did not guarantee the commercial paper of any of its subsidiaries other than AIG Funding.

(b) AIG Borrowings:

(i) Notes and bonds issued by AIG: AIG maintains a medium-term note program under its shelf registration statement. At December 31, 2007, approximately $7.3 billion principal amount of senior notes were outstanding under the medium-term note program, of which $3.2 billion was used for AIG's general corporate purposes, $873 million was used by AIGFP and $3.2 billion was used to fund the Matched Investment Program (MIP). The maturity dates of these notes range from 2008 to 2052. To the extent deemed appropriate, AIG may enter into swap transactions to manage its effective borrowing rates with respect to these notes.

AIG also maintains a Euro medium-term note program under which an aggregate nominal amount of up to $20.0 billion of senior notes may be outstanding at any one time. At December 31, 2007, the equivalent of $12.7 billion of notes were outstanding under the program, of which $9.8 billion were used to fund the MIP and the remainder was used for AIG's general corporate purposes. The aggregate amount outstanding includes a $1.1 billion loss resulting from foreign exchange translation into U.S. dollars, of which a $332 million loss relates to notes issued by AIG for general corporate purposes and a $726 million loss relates to notes issued to fund the MIP.

During 2007, AIG issued in Rule 144A offerings an aggregate of $3.0 billion principal amount of senior notes, of which $650 million was used to fund the MIP and $2.3 billion was used for AIG's general corporate purposes.

AIG maintains a shelf registration statement in Japan, providing for the issuance of up to Japanese Yen 300 billion principal amount of senior notes, of which the equivalent of $450 million was outstanding at December 31, 2007, and was used for AIG's general corporate purposes.

(ii) Junior subordinated debt: During 2007, AIG issued an aggregate of $5.6 billion of junior subordinated debentures in five series of securities. Substantially all of the proceeds from these sales, net of expenses, are being used to repurchase shares of AIG's common stock. In connection with each series of junior subordinated debentures, AIG entered into a Replacement Capital Covenant (RCC) for the benefit of the holders of AIG's 6.25 percent senior notes due 2036. The RCCs provide that AIG will not repay, redeem, or purchase the applicable series of junior subordinated debentures on or before a specified date, unless AIG has received qualifying proceeds from the sale of replacement capital securities.

(c) AIGFP Borrowings:

(i) Borrowings under Obligations of Guaranteed Investment Agreements: Borrowings under obligations of guaranteed investment agreements (GIAs), which are guaranteed by AIG, are recorded at the amount outstanding under each contract. Obligations may be called at various times prior to maturity at the option of the counterparty. Interest rates on these borrowings are primarily fixed, vary by maturity, and range up to 9.8 percent.

Funds received from GIA borrowings are invested in a diversified portfolio of securities and derivative transactions. At December 31, 2007, the fair value of securities pledged as collateral with respect to these obligations approximated $14.5 billion.

(ii) Notes and Bonds issued by AIGFP:

At December 31, 2007, AIGFP's notes and bonds outstanding, the proceeds of which are invested in a diversified portfolio of securities and derivative transactions, were as follows:

Range of Maturities *(dollars in millions)*	Currency	Range of Interest Rates	U.S. Dollar Carrying Value
2008 - 2054	U.S. dollar	0.26 - 9.00%	$ 29,490
2008 - 2049	Euro	1.25 - 6.53	8,819
2008 - 2012	United Kingdom pound	4.67 - 6.31	3,936
2008 - 2037	Japanese Yen	0.01 - 2.9	2,025
2008 - 2024	Swiss francs	0.25	512
2008	New Zealand dollar	8.35	386
2009 - 2017	Australian dollar	1.14 - 2.65	177
2008 - 2017	Other	4.39 - 4.95	194
Total			$ 45,539

AIGFP economically hedges its notes and bonds. AIG guarantees all of AIGFP's debt.

(iii) Hybrid financial instrument liabilities: AIGFP's notes and bonds include structured debt instruments whose payment terms are linked to one or more financial or other indices (such as an equity index or commodity index or another measure that is not considered to be clearly and closely related to the debt instrument). These notes contain embedded derivatives that otherwise

11. Debt Outstanding

Continued

would be required to be accounted for separately under FAS 133. Upon AIG's early adoption of FAS 155, AIGFP elected the fair value option for these notes. The notes that are accounted for using the fair value option are reported separately under hybrid financial instrument liabilities at fair value.

(d) AIGLH Borrowings: At December 31, 2007, AIGLH notes aggregating $797 million were outstanding with maturity dates ranging from 2010 to 2029 at interest rates from 6.625 percent to 7.50 percent. AIG guarantees the notes and bonds of AIGLH.

(e) Liabilities Connected to Trust Preferred Stock: AIGLH issued Junior Subordinated Debentures (liabilities) to certain trusts established by AIGLH, which represent the sole assets of the trusts. The trusts have no independent operations. The trusts issued mandatory redeemable preferred stock to investors. The interest terms and payment dates of the liabilities correspond to those of the preferred stock. AIGLH's obligations with respect to the liabilities and related agreements, when taken together, constitute a full and unconditional guarantee by AIGLH of payments due on the preferred securities. AIG guarantees the obligations of AIGLH with respect to these liabilities and related agreements. The liabilities are redeemable, under certain conditions, at the option of AIGLH on a proportionate basis.

At December 31, 2007, the preferred stock outstanding consisted of $300 million liquidation value of 8.5 percent preferred stock issued by American General Capital II in June 2000, $500 million liquidation value of 8.125 percent preferred stock issued by American General Institutional Capital B in March 1997, and $500 million liquidation value of 7.57 percent preferred stock issued by American General Institutional Capital A in December 1996.

(f) ILFC Borrowings:

(i) Notes and Bonds issued by ILFC: At December 31, 2007, notes aggregating $23.1 billion were outstanding, consisting of $10.8 billion of term notes, $11.3 billion of medium-term notes with maturities ranging from 2008 to 2014 and interest rates ranging from 2.75 percent to 5.75 percent and $1.0 billion of junior subordinated debt as discussed below. Notes aggregating $5.3 billion are at floating interest rates and the remainder are at fixed rates. To the extent deemed appropriate, ILFC may enter into swap transactions to manage its effective borrowing rates with respect to these notes.

As a well-known seasoned issuer, ILFC has filed an automatic shelf registration statement with the SEC allowing ILFC immediate access to the U.S. public debt markets. At December 31, 2007, $4.7 billion of debt securities had been issued under this registration statement and $5.9 billion had been issued under a prior registration statement. In addition, ILFC has a Euro medium term note program for $7.0 billion, under which $3.8 billion in notes were outstanding at December 31, 2007. Notes issued under the Euro medium-term note program are included in ILFC notes and bonds payable in the preceding table of borrowings. The cumulative foreign exchange adjustment loss for the foreign currency denominated debt was $969 million at December 31, 2007 and $733 million at December 31, 2006. ILFC has substantially eliminated the currency exposure arising from foreign currency denominated notes by economically hedging the portion of the note exposure not already offset by Euro-denominated operating lease payments.

(ii) Junior subordinated debt: In December 2005, ILFC issued two tranches of junior subordinated debt totaling $1.0 billion to underlie trust preferred securities issued by a trust sponsored by ILFC. Both tranches mature on December 21, 2065, but each tranche has a different call option. The $600 million tranche has a call date of December 21, 2010 and the $400 million tranche has a call date of December 21, 2015. The note with the 2010 call date has a fixed interest rate of 5.90 percent for the first five years. The note with the 2015 call date has a fixed interest rate of 6.25 percent for the first ten years. Both tranches have interest rate adjustments if the call option is not exercised. The new interest rate is a floating quarterly reset rate based on the initial credit spread plus the highest of (i) 3 month LIBOR, (ii) 10-year constant maturity treasury and (iii) 30-year constant maturity treasury.

(iii) Export credit facility: ILFC had a $4.3 billion Export Credit Facility (ECA) for use in connection with the purchase of approximately 75 aircraft delivered through 2001. This facility was guaranteed by various European Export Credit Agencies. The interest rate varies from 5.75 percent to 5.90 percent on these amortizing ten-year borrowings depending on the delivery date of the aircraft. At December 31, 2007, ILFC had $664 million outstanding under this facility. The debt is collateralized by a pledge of the shares of a subsidiary of ILFC, which holds title to the aircraft financed under the facility.

In May 2004, ILFC entered into a similarly structured ECA for up to a maximum of $2.6 billion for Airbus aircraft to be delivered through May 31, 2005. The facility was subsequently increased to $3.6 billion and extended to include aircraft to be delivered through May 31, 2008. The facility becomes available as the various European Export Credit Agencies provide their guarantees for aircraft based on a six-month forward-looking calendar, and the interest rate is determined through a bid process. At December 31, 2007, ILFC had $1.9 billion outstanding under this facility.

(iv) Bank Financings: From time to time, ILFC enters into various bank financings. At December 31, 2007, the total funded amount was $1.1 billion. The financings mature through 2012. AIG does not guarantee any of the debt obligations of ILFC.

(g) AGF Borrowings:

(i) Notes and bonds issued by AGF: At December 31, 2007, notes and bonds aggregating $22.4 billion were outstanding with maturity dates ranging from 2008 to 2031 at interest rates ranging from 1.94 percent to 8.45 percent. To the extent deemed appropriate, AGF may enter into swap transactions to manage its effective borrowing rates with respect to these notes.

As a well-known seasoned issuer, AGF has filed an automatic shelf registration statement with the SEC allowing AGF immediate access to the U.S. public debt markets.

AGF uses the proceeds from the issuance of notes and bonds for the funding of its finance receivables.

11. Debt Outstanding

Continued

(ii) Junior subordinated debt: In January 2007, AGF issued junior subordinated debentures in an aggregate principal amount of $350 million that mature in January 2067. The debentures underlie a series of trust preferred securities sold by a trust sponsored by AGF in a Rule 144A/Regulation S offering. AGF can redeem the debentures at par beginning in January 2017.

AIG does not guarantee any of the debt obligations of AGF.

(h) Other Notes, Bonds, Loans and Mortgages Payable at December 31, 2007, consisted of the following:

(in millions)	Uncollateralized Notes/Bonds/Loans Payable	Collateralized Loans and Mortgages Payable
AIGCFG	$1,839	$ —
AIG	729	—
Other subsidiaries	600	175
Total	$3,168	$175

(i) Interest Expense for All Indebtedness: Total interest expense for all indebtedness, net of capitalized interest, aggregated $9.69 billion in 2007, $6.95 billion in 2006 and $5.7 billion in 2005. Capitalized interest was $37 million in 2007, $59 million in 2006 and $64 million in 2005. Cash distributions on the preferred shareholders' equity in subsidiary companies of ILFC and liabilities connected to trust preferred stock of AIGLH subsidiaries are accounted for as interest expense in the consolidated statement of income. The cash distributions for ILFC were approximately $5 million for each of the years ended December 31, 2007, 2006 and 2005. The cash distributions for AIGLH subsidiaries were approximately $107 million, $107 million and $112 million for the years ended December 31, 2007, 2006 and 2005, respectively.

12. Commitments, Contingencies and Guarantees

In the normal course of business, various commitments and contingent liabilities are entered into by AIG and certain of its subsidiaries. In addition, AIG guarantees various obligations of certain subsidiaries.

(a) Litigation and Investigations

Litigation Arising from Operations. AIG and its subsidiaries, in common with the insurance and financial services industries in general, are subject to litigation, including claims for punitive damages, in the normal course of their business. In AIG's insurance operations, litigation arising from claims settlement activities is generally considered in the establishment of AIG's reserve for losses and loss expenses. However, the potential for increasing jury awards and settlements makes it difficult to assess the ultimate outcome of such litigation.

Litigation Arising from Insurance Operations — Caremark. AIG and certain of its subsidiaries have been named defendants in two putative class actions in state court in Alabama that arise out of the 1999 settlement of class and derivative litigation involving Caremark Rx, Inc. (Caremark). The plaintiffs in the second-filed action have intervened in the first-filed action, and the second-filed action has been dismissed. An excess policy issued by a subsidiary of AIG with respect to the 1999 litigation was expressly stated to be without limit of liability. In the current actions, plaintiffs allege that the judge approving the 1999 settlement was misled as to the extent of available insurance coverage and would not have approved the settlement had he known of the existence and/or unlimited nature of the excess policy. They further allege that AIG, its subsidiaries, and Caremark are liable for fraud and suppression for misrepresenting and/or concealing the nature and extent of coverage. In addition, the intervenor-plaintiffs allege that various lawyers and law firms who represented parties in the underlying class and derivative litigation (the "Lawyer Defendants") are also liable for fraud and suppression, misrepresentation, and breach of fiduciary duty. The complaints filed by the plaintiffs and the intervenor-plaintiffs request compensatory damages for the 1999 class in the amount of $3.2 billion, plus punitive damages. AIG and its subsidiaries deny the allegations of fraud and suppression and have asserted that information concerning the excess policy was publicly disclosed months prior to the approval of the settlement. AIG and its subsidiaries further assert that the current claims are barred by the statute of limitations and that plaintiffs' assertions that the statute was tolled cannot stand against the public disclosure of the excess coverage. The plaintiffs and intervenor-plaintiffs, in turn, have asserted that the disclosure was insufficient to inform them of the nature of the coverage and did not start the running of the statute of limitations. On November 26, 2007, the trial court issued an order that dismissed the intervenors' complaint against the Lawyer Defendants and entered a final judgment in favor of the Lawyer Defendants. The intervenors are appealing the dismissal of the Lawyer Defendants and have requested a stay of all trial court proceedings pending the appeal. If the motion to stay is granted, no further proceedings at the trial court level will occur until the appeal is resolved. If the motion to stay is denied, the next step will be to proceed with class discovery so that the trial court can determine, under standards mandated by the Alabama Supreme Court, whether the action should proceed as a class action. AIG cannot reasonably estimate either the likelihood of its prevailing in these actions or the potential damages in the event liability is determined.

Litigation Arising from Insurance Operations — Gunderson. A subsidiary of AIG has been named as a defendant in a putative class action lawsuit in the 14th Judicial District Court for the State of Louisiana. The *Gunderson* complaint alleges failure to comply with certain provisions of the Louisiana Any Willing Provider Act (the Act) relating to discounts taken by defendants on bills submitted by Louisiana medical providers and hospitals that provided treatment or services to workers compensation claimants and seeks monetary penalties and injunctive relief. On July 20, 2006, the court denied defendants' motion for summary judgment and granted plaintiffs' partial motion for summary judgment, holding that the AIG subsidiary was a "group purchaser" and, therefore, potentially subject to liability under the

12. Commitments, Contingencies and Guarantees

Continued

Act. On November 28, 2006, the court issued an order certifying a class of providers and hospitals. In an unrelated action also arising under the Act, a Louisiana appellate court ruled that the district court lacked jurisdiction to adjudicate the claims at issue. In response, defendants in *Gunderson* filed an exception for lack of subject matter jurisdiction. On January 19, 2007, the court denied the motion, holding that it has jurisdiction over the putative class claims. The AIG subsidiary has appealed the class certification and jurisdictional rulings. While the appeal was pending, the AIG subsidiary settled the lawsuit. On January 25, 2008, plaintiffs and the AIG subsidiary agreed to resolve the lawsuit on a class-wide basis for approximately $29 million. The court has preliminarily approved the settlement and will hold a final approval hearing on May 29, 2008. In the event that the settlement is not finally approved, AIG believes that it has meritorious defenses to plaintiffs' claims and expects that the ultimate resolution of this matter will not have a material adverse effect on AIG's consolidated financial condition or results of operations for any period.

2006 Regulatory Settlements. In February 2006, AIG reached a resolution of claims and matters under investigation with the United States Department of Justice (DOJ), the Securities and Exchange Commission (SEC), the Office of the New York Attorney General (NYAG) and the New York State Department of Insurance (DOI). AIG recorded an after-tax charge of $1.15 billion relating to these settlements in the fourth quarter of 2005.

The settlements resolved investigations conducted by the SEC, NYAG and DOI in connection with the accounting, financial reporting and insurance brokerage practices of AIG and its subsidiaries, as well as claims relating to the underpayment of certain workers compensation premium taxes and other assessments. These settlements did not, however, resolve investigations by regulators from other states into insurance brokerage practices related to contingent commissions and other broker-related conduct, such as alleged bid rigging. Nor did the settlements resolve any obligations that AIG may have to state guarantee funds in connection with any of these matters.

As a result of these settlements, AIG made payments or placed amounts in escrow in 2006 totaling approximately $1.64 billion, $225 million of which represented fines and penalties. Amounts held in escrow totaling $347 million, including interest thereon, are included in other assets at December 31, 2007. At that date, approximately $330 million of the funds were escrowed for settlement of claims resulting from the underpayment by AIG of its residual market assessments for workers compensation. On May 24, 2007, The National Workers Compensation Reinsurance Pool, on behalf of its participant members, filed a lawsuit against AIG with respect to the underpayment of such assessments. On August 6, 2007, the court denied AIG's motion seeking to dismiss or stay the complaint based on *Colorado River* abstention or *forum non conveniens*, or in the alternative, to transfer to the Southern District of New York. On December 26, 2007, the court denied AIG's motion to dismiss the complaint. AIG filed its answer on January 22, 2008. On February 5, 2008, following agreement of the parties, the court entered an order staying all proceedings through March 3, 2008. In addition, a similar lawsuit filed by the Minnesota Workers Compensation Reinsurance Association and the Minnesota Workers Compensation Insurers Association is pending. On August 6, 2007, AIG moved to dismiss the complaint and that motion is *sub judice*. A purported class action was filed in South Carolina Federal Court on January 25, 2008 against AIG and certain of its subsidiaries, on behalf of a class of employers that obtained workers compensation insurance from AIG companies and allegedly paid inflated premiums as a result of AIG's alleged underreporting of workers compensation premiums. AIG cannot currently estimate whether the amount ultimately required to settle these claims will exceed the funds escrowed or otherwise accrued for this purpose. AIG has settled litigation that was filed by the Minnesota Attorney General with respect to claims by the Minnesota Department of Revenue and the Minnesota Special Compensation Fund.

The National Association of Insurance Commissioners has formed a Market Analysis Working Group directed by the State of Indiana, which has commenced its own investigation into the underreporting of workers compensation premium. In early 2008, AIG was informed that the Market Analysis Working Group had been disbanded in favor of a multi-state targeted market conduct exam focusing on worker's compensation insurance.

The remaining escrowed funds, which amounted to $17 million at December 31, 2007, are set aside for settlements for certain specified AIG policyholders. As of February 20, 2008, eligible policyholders entitled to receive approximately $359 million (or 95 percent) of the excess casualty fund had opted to receive settlement payments in exchange for releasing AIG and its subsidiaries from liability relating to certain insurance brokerage practices. Amounts remaining in the excess casualty fund may be used by AIG to settle claims from other policyholders relating to such practices through February 29, 2008 (originally set for January 31, 2008 and later extended), after which they will be distributed pro rata to participating policyholders.

In addition to the escrowed funds, $800 million was deposited into a fund under the supervision of the SEC as part of the settlements to be available to resolve claims asserted against AIG by investors, including the shareholder lawsuits described herein.

Also, as part of the settlements, AIG agreed to retain, for a period of three years, an independent consultant to conduct a review that will include, among other things, the adequacy of AIG's internal control over financial reporting, the policies, procedures and effectiveness of AIG's regulatory, compliance and legal functions and the remediation plan that AIG has implemented as a result of its own internal review.

Other than as described above, at the current time, AIG cannot predict the outcome of the matters described above, or estimate any potential additional costs related to these matters.

Private Litigation

Securities Actions. Beginning in October 2004, a number of putative securities fraud class action suits were filed against AIG and consolidated as *In re American International Group, Inc.*

12. Commitments, Contingencies and Guarantees

Continued

Securities Litigation. Subsequently, a separate, though similar, securities fraud action was also brought against AIG by certain Florida pension funds. The lead plaintiff in the class action is a group of public retirement systems and pension funds benefiting Ohio state employees, suing on behalf of themselves and all purchasers of AIG's publicly traded securities between October 28, 1999 and April 1, 2005. The named defendants are AIG and a number of present and former AIG officers and directors, as well as Starr, SICO, General Reinsurance Corporation, and PricewaterhouseCoopers LLP (PwC), among others. The lead plaintiff alleges, among other things, that AIG: (1) concealed that it engaged in anti-competitive conduct through alleged payment of contingent commissions to brokers and participation in illegal bid-rigging; (2) concealed that it used "income smoothing" products and other techniques to inflate its earnings; (3) concealed that it marketed and sold "income smoothing" insurance products to other companies; and (4) misled investors about the scope of government investigations. In addition, the lead plaintiff alleges that AIG's former Chief Executive Officer manipulated AIG's stock price. The lead plaintiff asserts claims for violations of Sections 11 and 15 of the Securities Act of 1933, Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder, Section 20(a) of the Exchange Act, and Section 20A of the Exchange Act. In April 2006, the court denied the defendants' motions to dismiss the second amended class action complaint and the Florida complaint. In December 2006, a third amended class action complaint was filed, which does not differ substantially from the prior complaint. Fact and class discovery is currently ongoing. On February 20, 2008, the lead plaintiff filed a motion for class certification.

ERISA Action. Between November 30, 2004 and July 1, 2005, several Employee Retirement Income Security Act of 1974 (ERISA) actions were filed on behalf of purported class of participants and beneficiaries of three pension plans sponsored by AIG or its subsidiaries. A consolidated complaint filed on September 26, 2005 alleges a class period between September 30, 2000 and May 31, 2005 and names as defendants AIG, the members of AIG's Retirement Board and the Administrative Boards of the plans at issue, and four present or former members of AIG's Board of Directors. The factual allegations in the complaint are essentially identical to those in the securities actions described above. The parties have reached an agreement in principle to settle this matter for an amount within AIG's insurance coverage limits.

Securities Action — Oregon State Court. On February 27, 2008, The State of Oregon, by and through the Oregon State Treasurer, and the Oregon Public Employee Retirement Board, on behalf of the Oregon Public Employee Retirement Fund, filed a lawsuit against American International Group, Inc. for damages arising out of plaintiffs' purchase of AIG common stock at prices that allegedly were inflated. Plaintiffs allege, among other things, that AIG: (1) made false and misleading statements concerning its accounting for a $500 million transaction with General Re; (2) concealed that it marketed and misrepresented its control over off-shore entities in order to improve financial results; (3) improperly accounted for underwriting losses as investment losses in connection with transactions involving CAPCO Reinsurance Company, Ltd. and Union Excess; (4) misled investors about the scope of government investigations; and (5) engaged in market manipulation through its then Chairman and CEO Maurice R. Greenburg. The complaint asserts claims for violations of Oregon Securities Law, and seeks compensatory damages in an amount in excess of $15 million, and prejudgment interest and costs and fees.

Derivative Actions — Southern District of New York. On November 20, 2007, two purported shareholder derivative actions were filed in the Southern District of New York naming as defendants the current directors of AIG and certain senior officers of AIG and its subsidiaries. Plaintiffs assert claims for breach of fiduciary duty, waste of corporate assets and unjust enrichment, as well as violations of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder, and Section 20(a) of the Exchange Act, among other things, in connection with AIG's public disclosures regarding its exposure to what the lawsuits describe as the subprime market crisis. The actions were consolidated as *In re American International Group, Inc. 2007 Derivative Litigation.* On February 15, 2008, plaintiffs filed a consolidated amended complaint alleging the same causes of action. AIG may become subject to litigation with respect to these or similar issues.

Between October 25, 2004 and July 14, 2005, seven separate derivative actions were filed in the Southern District of New York, five of which were consolidated into a single action. The New York derivative complaint contains nearly the same types of allegations made in the securities fraud and ERISA actions described above. The named defendants include current and former officers and directors of AIG, as well as Marsh & McLennan Companies, Inc. (Marsh), SICO, Starr, ACE Limited and subsidiaries (ACE), General Reinsurance Corporation, PwC, and certain employees or officers of these entity defendants. Plaintiffs assert claims for breach of fiduciary duty, gross mismanagement, waste of corporate assets, unjust enrichment, insider selling, auditor breach of contract, auditor professional negligence and disgorgement from AIG's former Chief Executive Officer and Chief Financial Officer of incentive-based compensation and AIG share proceeds under Section 304 of the Sarbanes-Oxley Act, among others. Plaintiffs seek, among other things, compensatory damages, corporate governance reforms, and a voiding of the election of certain AIG directors. AIG's Board of Directors has appointed a special committee of independent directors (special committee) to review the matters asserted in the operative consolidated derivative complaint. The court has entered an order staying the derivative case in the Southern District of New York pending resolution of the consolidated derivative action in the Delaware Chancery Court (discussed below). The court also has entered an order that termination of certain named defendants from the Delaware derivative action applies to the New York derivative action without further order of the court. On October 17, 2007, plaintiffs and those AIG officer and director defendants against whom the shareholder plaintiffs in the Delaware action are no longer

12. Commitments, Contingencies and Guarantees

Continued

pursuing claims filed a stipulation providing for all claims in the New York action against such defendants to be dismissed with prejudice. Former directors and officers Maurice R. Greenberg and Howard I. Smith have asked the court to refrain from so ordering this stipulation.

Derivative Actions — Delaware Chancery Court. From October 2004 to April 2005, AIG shareholders filed five derivative complaints in the Delaware Chancery Court. All of these derivative lawsuits were consolidated into a single action as *In re American International Group, Inc. Consolidated Derivative Litigation.* The amended consolidated complaint named 43 defendants (not including nominal defendant AIG) who, like the New York consolidated derivative litigation, were current and former officers and directors of AIG, as well as other entities and certain of their current and former employees and directors. The factual allegations, legal claims and relief sought in the Delaware action are similar to those alleged in the New York derivative actions, except that shareholder plaintiffs in the Delaware derivative action assert claims only under state law. Earlier in 2007, the Court approved an agreement that AIG be realigned as plaintiff, and, on June 13, 2007, acting on the direction of the special committee, AIG filed an amended complaint against former directors and officers Maurice R. Greenberg and Howard I. Smith, alleging breach of fiduciary duty and indemnification. Also on June 13, 2007, the special committee filed a motion to terminate the litigation as to certain defendants, while taking no action as to others. Defendants Greenberg and Smith filed answers to AIG's complaint and brought third-party complaints against certain current and former AIG directors and officers, PwC and Regulatory Insurance Services, Inc. On September 28, 2007, AIG and the shareholder plaintiffs filed a combined amended complaint in which AIG continued to assert claims against defendants Greenberg and Smith and took no position as to the claims asserted by the shareholder plaintiffs in the remainder of the combined amended complaint. In that pleading, the shareholder plaintiffs are no longer pursuing claims against certain AIG officers and directors. In November 2007, the shareholder plaintiffs moved to sever their claims to a separate action. AIG joined the motion to the extent that, among other things, the claims against defendants Greenberg and Smith would remain in prosecution in the pending action. In addition, a number of parties, including AIG, filed motions to stay discovery. On February 12, 2008, the court granted AIG's motion to stay discovery pending the resolution of claims against AIG in the New York consolidated securities action. The court also denied plaintiff's motion to sever and directed the parties to coordinate a briefing schedule for the motions to dismiss.

A separate derivative lawsuit was filed in the Delaware Chancery Court against twenty directors and executives of AIG as well as against AIG as a nominal defendant that alleges, among other things, that the directors of AIG breached the fiduciary duties of loyalty and care by approving the payment of commissions to Starr and of rental and service fees to SICO and the executives breached their duty of loyalty by causing AIG to enter into contracts with Starr and SICO and their fiduciary duties by usurping AIG's corporate opportunity. The complaint further alleges that the Starr agencies did not provide any services that AIG was not capable of providing itself, and that the diversion of commissions to these entities was solely for the benefit of Starr's owners. The complaint also alleged that the service fees and rental payments made to SICO and its subsidiaries were improper. Under the terms of a stipulation approved by the Court on February 16, 2006, the claims against the outside independent directors were dismissed with prejudice, while the claims against the other directors were dismissed without prejudice. On October 31, 2005, Defendants Greenberg, Matthews and Smith, SICO and Starr filed motions to dismiss the amended complaint. In an opinion dated June 21, 2006, the Court denied defendants' motion to dismiss, except with respect to plaintiff's challenge to payments made to Starr before January 1, 2000. On July 21, 2006, plaintiff filed its second amended complaint, which alleges that, between January 1, 2000 and May 31, 2005, individual defendants breached their duty of loyalty by causing AIG to enter into contracts with Starr and SICO and breached their fiduciary duties by usurping AIG's corporate opportunity. Starr is charged with aiding and abetting breaches of fiduciary duty and unjust enrichment for its acceptance of the fees. SICO is no longer named as a defendant. On April 20, 2007, the individual defendants and Starr filed a motion seeking leave of the Court to assert a cross-claim against AIG and a third-party complaint against PwC and the directors previously dismissed from the action, as well as certain other AIG officers and employees. On June 13, 2007, the Court denied the individual defendants' motion to file a third-party complaint, but granted the proposed cross-claim against AIG. On June 27, 2007, Starr filed its cross-claim against AIG, alleging one count that includes contribution, unjust enrichment and setoff. AIG has filed an answer and moved to dismiss Starr's cross-claim to the extent it seeks affirmative relief, as opposed to a reduction in the judgment amount. On November 15, 2007, the court granted AIG's motion to dismiss the cross-claim by Starr to the extent that it sought affirmative relief from AIG. On November 21, 2007, shareholder plaintiff submitted a motion for leave to file its Third Amended Complaint in order to add Thomas Tizzio as a defendant. On February 14, 2008, the court granted this motion and allowed Mr. Tizzio until April 2008 to take additional discovery. Document discovery and depositions are otherwise complete.

Policyholder Actions. After the NYAG filed its complaint against insurance broker Marsh, policyholders brought multiple federal antitrust and Racketeer Influenced and Corrupt Organizations Act (RICO) class actions in jurisdictions across the nation against insurers and brokers, including AIG and a number of its subsidiaries, alleging that the insurers and brokers engaged in a broad conspiracy to allocate customers, steer business, and rig bids. These actions, including 24 complaints filed in different federal courts naming AIG or an AIG subsidiary as a defendant, were consolidated by the judicial panel on multi-district litigation and transferred to the United States District Court for the District of New Jersey for coordinated pretrial proceedings. The consolidated actions have proceeded in that court in two parallel actions, *In re*

12. Commitments, Contingencies and Guarantees

Continued

Insurance Brokerage Antitrust Litigation (the *First Commercial Complaint*) and *In re Employee Benefit Insurance Brokerage Antitrust Litigation* (the *First Employee Benefits Complaint*, and, together with the *First Commercial Complaint*, the multi-district litigation).

The plaintiffs in the *First Commercial Complaint* are nineteen corporations, individuals and public entities that contracted with the broker defendants for the provision of insurance brokerage services for a variety of insurance needs. The broker defendants are alleged to have placed insurance coverage on the plaintiffs' behalf with a number of insurance companies named as defendants, including AIG subsidiaries. The *First Commercial Complaint* also named ten brokers and fourteen other insurers as defendants (two of which have since settled). The *First Commercial Complaint* alleges that defendants engaged in a widespread conspiracy to allocate customers through "bid-rigging" and "steering" practices. The *First Commercial Complaint* also alleges that the insurer defendants permitted brokers to place business with AIG subsidiaries through wholesale intermediaries affiliated with or owned by those same brokers rather than placing the business with AIG subsidiaries directly. Finally, the *First Commercial Complaint* alleges that the insurer defendants entered into agreements with broker defendants that tied insurance placements to reinsurance placements in order to provide additional compensation to each broker. Plaintiffs assert that the defendants violated the Sherman Antitrust Act, RICO, the antitrust laws of 48 states and the District of Columbia, and are liable under common law breach of fiduciary duty and unjust enrichment theories. Plaintiffs seek treble damages plus interest and attorneys' fees as a result of the alleged RICO and Sherman Antitrust Act violations.

The plaintiffs in the *First Employee Benefits Complaint* are nine individual employees and corporate and municipal employers alleging claims on behalf of two separate nationwide purported classes: an employee class and an employer class that acquired insurance products from the defendants from August 26, 1994 to the date of any class certification. The *First Employee Benefits Complaint* names AIG, as well as eleven brokers and five other insurers, as defendants. The activities alleged in the *First Employee Benefits Complaint*, with certain exceptions, track the allegations of contingent commissions, bid-rigging and tying made in the *First Commercial Complaint*.

On October 3, 2006, Judge Hochberg of the District of New Jersey reserved in part and denied in part motions filed by the insurer defendants and broker defendants to dismiss the multi-district litigation. The Court also ordered the plaintiffs in both actions to file supplemental statements of particularity to elaborate on the allegations in their complaints. Plaintiffs filed their supplemental statements on October 25, 2006, and the AIG defendants, along with other insurer and broker defendants in the two consolidated actions, filed renewed motions to dismiss on November 30, 2006. On February 16, 2007, the case was transferred to Judge Garrett E. Brown, Chief Judge of the District of New Jersey. On April 5, 2007, Chief Judge Brown granted the defendants' renewed motions to dismiss the *First Commercial Complaint* and *First Employee Benefits Complaint* with respect to the antitrust and RICO claims. The claims were dismissed without prejudice and the plaintiffs were given 30 days, later extended to 45 days, to file amended complaints. On April 11, 2007, the Court stayed all proceedings, including all discovery, that are part of the multi-district litigation until any renewed motions to dismiss the amended complaints are resolved.

A number of complaints making allegations similar to those in the *First Commercial Complaint* have been filed against AIG and other defendants in state and federal courts around the country. The defendants have thus far been successful in having the federal actions transferred to the District of New Jersey and consolidated into the multi-district litigation. The AIG defendants have also sought to have state court actions making similar allegations stayed pending resolution of the multi-district litigation proceeding. In one state court action pending in Florida, the trial court recently decided not to grant an additional stay, but instead to allow the case to proceed. Defendants filed their motions to dismiss, and on September 24, 2007, the court denied the motions with respect to the state antitrust, RICO, and common law claims and granted the motions with respect to both the Florida insurance bad faith claim against AIG (with prejudice) and the punitive damages claim (without prejudice). Discovery in this action is ongoing.

Plaintiffs filed amended complaints in both *In re Insurance Brokerage Antitrust Litigation* (the *Second Commercial Complaint*) and *In re Employee Benefit Insurance Brokerage Antitrust Litigation* (the *Second Employee Benefits Complaint*) along with revised particularized statements in both actions on May 22, 2007. The allegations in the *Second Commercial Complaint* and the *Second Employee Benefits Complaint* are substantially similar to the allegations in the *First Commercial Complaint and First Employee Benefits Complaint*, respectively. The complaints also attempt to add several new parties and delete others; the *Second Commercial Complaint* adds two new plaintiffs and twenty seven new defendants (including three new AIG defendants), and the *Second Employee Benefits Complaint* adds eight new plaintiffs and nine new defendants (including two new AIG defendants). The defendants filed motions to dismiss the amended complaints and to strike the newly added parties. The Court granted (without leave to amend) defendants' motions to dismiss the federal antitrust and RICO claims on August 31, 2007 and September 28, 2007, respectively. The Court declined to exercise supplemental jurisdiction over the state law claims in the *Second Commercial Complaint* and therefore dismissed it in its entirety. On January 14, 2008, the court granted defendants' motion for summary judgment on the ERISA claims in the Second Employee Benefits Complaint and subsequently dismissed the remaining state law claims without prejudice, thereby dismissing the Second Employee Benefits Complaint in its entirety. On February 12, 2008, plaintiffs filed a notice of appeal to the United States Court of Appeals for the Third Circuit with respect to the dismissal of the Second Employee Benefits Complaint. Plaintiffs previously appealed the dismissal of the Second Commercial Complaint to the United

12. Commitments, Contingencies and Guarantees

Continued

States Court of Appeals for the Third Circuit on October 10, 2007. Several similar actions that were consolidated before Chief Judge Brown are still pending in the District Court. Those actions are currently stayed pending a decision by the court on whether they will proceed during the appeal of the dismissal of the Second Commercial Complaint and the Second Employee Benefits Complaint.

On August 24, 2007, the Ohio Attorney General filed a complaint in the Ohio Court of Common Pleas against AIG and a number of its subsidiaries, as well as several other broker and insurer defendants, asserting violation of Ohio's antitrust laws. The complaint, which is similar to the *Second Commercial Complaint*, alleges that AIG and the other broker and insurer defendants conspired to allocate customers, divide markets, and restrain competition in commercial lines of casualty insurance sold through the broker defendant. The complaint seeks treble damages on behalf of Ohio public purchasers of commercial casualty insurance, disgorgement on behalf of both public and private purchasers of commercial casualty insurance, as well as a $500 per day penalty for each day of conspiratorial conduct. AIG, along with other co-defendants, moved to dismiss the complaint on November 16, 2007. Discovery is stayed in the case pending a ruling on the motion to dismiss or until May 15, 2008, whichever occurs first.

SICO. In July, 2005, SICO filed a complaint against AIG in the Southern District of New York, claiming that AIG had refused to provide SICO access to certain artwork and asked the court to order AIG immediately to release the property to SICO. AIG filed an answer denying SICO's allegations and setting forth defenses to SICO's claims. In addition, AIG filed counterclaims asserting breach of contract, unjust enrichment, conversion, breach of fiduciary duty, a constructive trust and declaratory judgment, relating to SICO's breach of its commitment to use its AIG shares only for the benefit of AIG and AIG employees. Fact and expert discovery has been concluded and SICO's motion for summary judgment is pending.

Regulatory Investigations. Regulators from several states have commenced investigations into insurance brokerage practices related to contingent commissions and other industry wide practices as well as other broker-related conduct, such as alleged bid-rigging. In addition, various federal, state and foreign regulatory and governmental agencies are reviewing certain transactions and practices of AIG and its subsidiaries in connection with industry wide and other inquiries. AIG has cooperated, and will continue to cooperate, in producing documents and other information in response to subpoenas and other requests. On January 29, 2008, AIG reached settlement agreements with nine states and the District of Columbia. The settlement agreements call for AIG to pay a total of $12.5 million to be allocated among the ten jurisdictions and also require AIG to continue to maintain certain producer compensation disclosure and ongoing compliance initiatives. AIG will also continue to cooperate with these states in their ongoing investigations. AIG has not admitted liability under the settlement agreements and continues to deny the allegations. Nevertheless, AIG agreed to settle in order to avoid the expense and uncertainty of protracted litigation. The settlement agreements, which remain subject to court approvals, were reached with the Attorneys General of the States of Florida, Hawaii, Maryland, Michigan, Oregon, Texas and West Virginia, the Commonwealths of Massachusetts and Pennsylvania, and the District of Columbia, the Florida Department of Financial Services, and the Florida Office of Insurance Regulation. The agreement with the Texas Attorney General also settles allegations of anticompetitive conduct relating to AIG's relationship with Allied World Assurance Company and includes an additional settlement payment of $500,000 related thereto.

Wells Notices. AIG understands that some of its employees have received Wells notices in connection with previously disclosed SEC investigations of certain of AIG's transactions or accounting practices. Under SEC procedures, a Wells notice is an indication that the SEC staff has made a preliminary decision to recommend enforcement action that provides recipients with an opportunity to respond to the SEC staff before a formal recommendation is finalized. It is possible that additional current and former employees could receive similar notices in the future as the regulatory investigations proceed.

Effect on AIG

In the opinion of AIG management, AIG's ultimate liability for the unresolved litigation and investigation matters referred to above is not likely to have a material adverse effect on AIG's consolidated financial condition, although it is possible that the effect would be material to AIG's consolidated results of operations for an individual reporting period.

(b) Commitments

Flight Equipment

At December 31, 2007, ILFC had committed to purchase 234 new aircraft deliverable from 2008 through 2017 at an estimated aggregate purchase price of $20.1 billion. ILFC will be required to find customers for any aircraft acquired, and it must arrange financing for portions of the purchase price of such equipment.

Minimum future rental income on noncancelable operating leases of flight equipment which have been delivered at December 31, 2007 was as follows:

(in millions)	
2008	$ 4,142
2009	3,783
2010	3,274
2011	2,726
2012	2,075
Remaining years after 2012	4,921
Total	$20,921

Flight equipment is leased, under operating leases, with remaining terms ranging from 1 to 12 years.

12. Commitments, Contingencies and Guarantees

Continued

Lease Commitments

AIG and its subsidiaries occupy leased space in many locations under various long-term leases and have entered into various leases covering the long-term use of data processing equipment.

At December 31, 2007, the future minimum lease payments under operating leases were as follows:

(in millions)	
2008	$ 747
2009	581
2010	460
2011	371
2012	322
Remaining years after 2012	1,945
Total	$4,426

Rent expense approximated $771 million, $657 million, and $597 million for the years ended December 31, 2007, 2006, and 2005, respectively.

Other Commitments

In the normal course of business, AIG enters into commitments to invest in limited partnerships, private equities, hedge funds and mutual funds and to purchase and develop real estate in the U.S. and abroad. These commitments totaled $9.1 billion at December 31, 2007.

On June 27, 2005, AIG entered into an agreement pursuant to which AIG agrees, subject to certain conditions, to make any payment that is not promptly paid with respect to the benefits accrued by certain employees of AIG and its subsidiaries under the SICO Plans (as discussed in Note 19 herein).

(c) Contingencies

Loss Reserves

Although AIG regularly reviews the adequacy of the established reserve for losses and loss expenses, there can be no assurance that AIG's ultimate loss reserves will not develop adversely and materially exceed AIG's current loss reserves. Estimation of ultimate net losses, loss expenses and loss reserves is a complex process for long-tail casualty lines of business, which include excess and umbrella liability, directors and officers liability (D&O), professional liability, medical malpractice, workers compensation, general liability, products liability and related classes, as well as for asbestos and environmental exposures. Generally, actual historical loss development factors are used to project future loss development. However, there can be no assurance that future loss development patterns will be the same as in the past. Moreover, any deviation in loss cost trends or in loss development factors might not be discernible for an extended period of time subsequent to the recording of the initial loss reserve estimates for any accident year. Thus, there is the potential for reserves with respect to a number of years to be significantly affected by changes in loss cost trends or loss development factors that were relied upon in setting the reserves. These changes in loss cost trends or loss development factors could be attributable to changes in inflation, in labor and material costs or in the judicial environment, or in other social or economic phenomena affecting claims.

Synthetic Fuel Tax Credits. AIG generated income tax credits as a result of investing in synthetic fuel production. Tax credits generated from the production and sale of synthetic fuel under the Internal Revenue Code were subject to an annual phase-out provision based on the average wellhead price of domestic crude oil. The price range within which the tax credits are phased-out was originally established in 1980 and is adjusted annually for inflation. Depending on the price of domestic crude oil for a particular year, all or a portion of the tax credits generated in that year might be eliminated. AIG evaluated the production levels of its synthetic fuel production facilities in light of the risk of phase-out of the associated tax credits. As a result of fluctuating domestic crude oil prices, AIG evaluated and adjusted production levels when appropriate in light of this risk. Under current legislation, the opportunity to generate additional tax credits from the production and sale of synthetic fuel expired on December 31, 2007.

Lease Transactions. In June and August, 2007, field agents at the Internal Revenue Service (IRS) issued Notices of Proposed Adjustment (NOPAs) relating to a series of lease transactions by an AIG subsidiary. In the NOPAs, the field agents asserted that the leasing transactions were "lease-in lease-out" transactions described in Revenue Ruling 2002-69 and proposed adjustments to taxable income of approximately $203 million in the aggregate for the years 1998, 1999, 2001 and 2002.

(d) Guarantees

AIG and certain of its subsidiaries become parties to derivative financial instruments with market risk resulting from both dealer and end-user activities and to reduce currency, interest rate, equity and commodity exposures. These instruments are carried at their estimated fair values in the consolidated balance sheet. The vast majority of AIG's derivative activity is transacted by AIGFP. See also Note 8 herein.

AIG has issued unconditional guarantees with respect to the prompt payment, when due, of all present and future payment obligations and liabilities of AIGFP arising from transactions entered into by AIGFP.

SAI Deferred Compensation Holdings, Inc., a wholly owned subsidiary of AIG, has established a deferred compensation plan for registered representatives of certain AIG subsidiaries, pursuant to which participants have the opportunity to invest deferred commissions and fees on a notional basis. The value of the deferred compensation fluctuates with the value of the deferred investment alternatives chosen. AIG has provided a full and unconditional guarantee of the obligations of SAI Deferred Compensation Holdings, Inc. to pay the deferred compensation under the plan.

13. Preferred Shareholders' Equity in Subsidiary Companies

At December 31, 2007, preferred shareholders' equity in subsidiary companies represents preferred stocks issued by ILFC, a wholly owned subsidiary of AIG.

At December 31, 2007, the preferred stock consists of 1,000 shares of market auction preferred stock (MAPS) in two series (Series A and B) of 500 shares each. Each of the MAPS shares has a liquidation value of $100,000 per share and is not convertible. The dividend rate, other than the initial rate, for each dividend period for each series is reset approximately every seven weeks (49 days) on the basis of orders placed in an auction. During 2006, ILFC extended each of the MAPS dividend periods for three years. At December 31, 2007, the dividend rate for Series A MAPS was 4.70 percent and the dividend rate for Series B MAPS was 5.59 percent.

14. Shareholders' Equity and Earnings Per Share

Shareholders' Equity

AIG parent depends on its subsidiaries for cash flow in the form of loans, advances, reimbursement for shared expenses, and dividends. AIG's insurance subsidiaries are subject to regulatory restrictions on the amount of dividends that can be remitted to AIG parent. These restrictions vary by jurisdiction. For example, unless permitted by the New York Superintendent of Insurance, general insurance companies domiciled in New York may not pay dividends to shareholders that, in any twelve-month period, exceed the lesser of ten percent of such company's statutory policyholders' surplus or 100 percent of its "adjusted net investment income," as defined. Generally, less severe restrictions applicable to both general and life insurance companies exist in most of the other states in which AIG's insurance subsidiaries are domiciled. Certain foreign jurisdictions have restrictions that could delay or limit the remittance of dividends. There are also various local restrictions limiting cash loans and advances to AIG by its subsidiaries. Largely as a result of these restrictions, approximately 81 percent of the aggregate equity of AIG's consolidated subsidiaries was restricted from immediate transfer to AIG parent at December 31, 2007.

Dividends declared per common share were $0.77, $0.65, and $0.63 in 2007, 2006, and 2005, respectively.

During 2007 and 2005, AIG repurchased 76 million and 2 million shares of its common stock, respectively, at a total cost of $5.1 billion and $165 million, respectively. The average price paid per share for repurchased shares was $66.84 and $66.46 in 2007 and 2005, respectively. During 2006, AIG did not purchase any shares of its common stock under its existing share repurchase authorization.

At December 31, 2007, there were 6,000,000 shares of AIG's $5 par value serial preferred stock authorized, issuable in series, none of which were outstanding.

14. Shareholders' Equity and Earnings Per Share

Continued

Earnings Per Share

Basic earnings per share is based on the weighted average number of common shares outstanding, adjusted to reflect all stock dividends and stock splits. Diluted earnings per share is based on those shares used in basic earnings per share plus shares that would have been outstanding assuming issuance of common shares for all dilutive potential common shares outstanding, adjusted to reflect all stock dividends and stock splits.

The computation of earnings per share for the years ended December 31, 2007, 2006 and 2005 was as follows:

Years Ended December 31, *(in millions, except per share data)*	**2007**	2006	2005
Numerator for earnings per share:			
Income before cumulative effect of an accounting change	**$6,200**	$14,014	$10,477
Cumulative effect of an accounting change, net of tax	**—**	34	—
Net income applicable to common stock for basic EPS	**6,200**	14,048	10,477
Interest on contingently convertible bonds, net of tax	**—**	10	11
Net income applicable to common stock for diluted EPS	**6,200**	14,058	10,488
Cumulative effect of an accounting change, net of tax	**—**	(34)	—
Income before cumulative effect of an accounting change applicable to common stock for diluted EPS	**$6,200**	$14,024	$10,488
Denominator for earnings per share:			
Weighted average shares outstanding used in the computation of EPS:			
Common stock issued	**2,751**	2,751	2,751
Common stock in treasury	**(179)**	(153)	(155)
Deferred shares	**13**	10	1
Weighted average shares outstanding — basic	**2,585**	2,608	2,597
Incremental shares from potential common stock:			
Weighted average number of shares arising from outstanding employee stock plans (treasury stock method)*	**13**	7	21
Contingently convertible bonds	**—**	8	9
Weighted average shares outstanding — diluted*	**2,598**	2,623	2,627
Earnings per share:			
Basic:			
Income before cumulative effect of an accounting change	**$ 2.40**	$ 5.38	$ 4.03
Cumulative effect of an accounting change, net of tax	**—**	0.01	—
Net income	**$ 2.40**	$ 5.39	$ 4.03
Diluted:			
Income before cumulative effect of an accounting change	**$ 2.39**	$ 5.35	$ 3.99
Cumulative effect of an accounting change, net of tax	**—**	0.01	—
Net income	**$ 2.39**	$ 5.36	$ 3.99

* *Certain shares arising from employee stock plans were not included in the computation of diluted earnings per share if the exercise price of the options exceeded the average market price and were antidilutive. The number of shares excluded were 8 million, 13 million and 19 million for the years ended December 31, 2007, 2006 and 2005, respectively.*

15. Statutory Financial Data

Statutory surplus and net income for General Insurance and Life Insurance & Retirement Services operations in accordance with statutory accounting practices were as follows:

Years Ended December 31, *(in millions)*	2007	2006	2005
Statutory surplus[(a)]:			
General Insurance	**$37,705**	$32,665	$24,508
Life Insurance & Retirement Services	**33,212**	35,058	30,739
Statutory net income[(a)(b)]:			
General Insurance[(c)]	**8,018**	8,010	1,713
Life Insurance & Retirement Services[(a)]	**4,465**	5,088	4,762

(a) *Statutory surplus and net income with respect to foreign operations are estimated at November 30. The basis of presentation for branches of AIA is the Hong Kong statutory filing basis. The basis of presentation for branches of ALICO is the U.S. statutory filing basis. AIG Star Life, AIG Edison Life, Nan Shan and Philamlife are estimated based on their respective local country filing basis.*

(b) *Includes realized capital gains and losses and taxes.*

(c) *Includes catastrophe losses, net of tax, of $177 million and $1.9 billion in 2007 and 2005, respectively.*

AIG's insurance subsidiaries file financial statements prepared in accordance with statutory accounting practices prescribed or permitted by domestic and foreign insurance regulatory authorities. The differences between statutory financial statements and financial statements prepared in accordance with U.S. GAAP vary between domestic and foreign by jurisdiction. The principal differences are that statutory financial statements do not reflect DAC, some bond portfolios may be carried at amortized cost, assets and liabilities are presented net of reinsurance, policyholder liabilities are generally valued using more conservative assumptions and certain assets are non-admitted.

At December 31, 2007, 2006 and 2005, statutory capital of AIG's insurance subsidiaries exceeded minimum company action level requirements. In 2005, AIG nonetheless contributed an additional $750 million of capital into American Home Assurance Company (American Home) effective September 30, 2005 and contributed a further $2.25 billion of capital in February 2006 for a total of approximately $3 billion of capital into Domestic General Insurance subsidiaries effective December 31, 2005.

16. Fair Value of Financial Instruments

FAS 107, "Disclosures about Fair Value of Financial Instruments" (FAS 107), requires disclosure of fair value information about financial instruments for which it is practicable to estimate such fair value. FAS 107 excludes certain financial instruments, including those related to insurance contracts and lease contracts.

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The degree of judgment used in measuring the fair value of financial instruments generally correlates with the level of pricing observability. Financial instruments with quoted prices in active markets generally have more pricing observability and less judgment is used in measuring fair value. Conversely, financial instruments traded in other than active markets or that do not have quoted prices have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgment. Pricing observability is affected by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction and general market conditions.

Fixed maturities, equity securities, securities available for sale, trading securities and securities sold under agreements to repurchase: AIG maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. AIG obtains market price data to value financial instruments whenever such information is available. Market price data generally is obtained from market exchanges or dealer quotations. The types of instruments valued based on market price data include G-7 government and agency securities, equities listed in active markets, and investments in publicly traded mutual funds with quoted market prices.

AIG estimates the fair value of fixed income instruments not traded in active markets by referring to traded securities with similar attributes and using a matrix pricing methodology. This methodology considers such factors as the issuer's industry, the security's rating and tenor, its coupon rate, its position in the capital structure of the issuer, and other relevant factors. The types of fixed income instruments not traded in active markets include non-G-7 government securities, municipal bonds, certain hybrid financial instruments, most investment-grade and high-yield corporate bonds, and most mortgage- and asset-backed products.

AIG initially estimates the fair value of equity instruments not traded in active markets by reference to the transaction price. This valuation is adjusted only when changes to inputs and assumptions are corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, subsequent rounds of financing, recapitalizations and other transactions across the capital structure, offerings in the equity capital markets, and changes in financial ratios or cash flows.

For equity and fixed income instruments that are not traded in active markets or that are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments generally are based on available market evidence. In the absence of such evidence, management's best estimate is used.

Unrealized gain (loss) on swaps, options and forward transactions: Unrealized gain (loss) on swaps, options and forward transactions (derivative assets and liabilities) can be exchange-traded or traded over the counter (OTC). AIG generally values exchange-traded derivatives within portfolios using models that calibrate to market clearing levels and that eliminate timing

16. Fair Value of Financial Instruments

Continued

differences between the closing price of the exchange-traded derivatives and their underlying instruments.

OTC derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. When models are used, the selection of a particular model to value an OTC derivative depends on the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. AIG generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices and rates, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment.

Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. When AIG does not have corroborating market evidence to support significant model inputs and cannot verify the model to market transactions, transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so that the model value at inception equals the transaction price. Subsequent to initial recognition, AIG updates valuation inputs when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations, or other empirical market data. When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

Mortgage and other loans receivable: When practical, the fair values of loans on real estate and collateral loans were estimated using discounted cash flow calculations based upon AIG's current incremental lending rates for similar type loans. The fair values of the policy loans were not calculated as AIG believes it would have to expend excessive costs for the benefits derived.

Finance receivables: Fair values were estimated using discounted cash flow calculations based upon the weighted average rates currently being offered for similar finance receivables.

Securities lending invested collateral and securities lending payable: Securities lending collateral are floating rate fixed maturity securities recorded at fair value. Fair values were based upon quoted market prices or internally developed models consistent with the methodology for other fixed maturity securities. The contract values of securities lending payable approximate fair value as these obligations are short-term in nature.

Spot commodities: Fair values were based on current market prices of reference spot futures contracts traded on exchanges.

Cash, short-term investments, trade receivables, trade payables, securities purchased (sold) under agreements to resell (repurchase), commercial paper and extendible commercial notes: The carrying values of these assets and liabilities approximate fair values because of the relatively short period of time between origination and expected realization.

Other invested assets: Consisting principally of hedge funds and limited partnerships. Fair values are determined based on the net asset values provided by the general partner or manager of each investment. AIG obtains the fair value of its investments in limited partnerships and hedge funds from information provided by the general partner or manager of these investments, the accounts of which generally are audited on an annual basis. The transaction price is used as the best estimate of fair value at inception.

Policyholders' contract deposits: Fair values were estimated using discounted cash flow calculations based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

Securities and spot commodities sold but not yet purchased: The carrying amounts for the securities and spot commodities sold but not yet purchased approximate fair values. Fair values for securities and spot commodities sold short were based on current market prices.

Trust deposits and deposits due to banks and other depositors: To the extent certain amounts are not demand deposits or certificates of deposit which mature in more than one year, fair values were not calculated as AIG believes it would have to expend excessive costs for the benefits derived.

Commercial paper and extendible commercial notes: The carrying amount approximates fair value.

Long-term borrowings: When practical, the fair values of these obligations were estimated using discounted cash flow calculations based upon AIG's current incremental borrowing rates for similar types of borrowings with maturities consistent with those remaining for the debt being valued.

16. Fair Value of Financial Instruments

Continued

The carrying values and fair values of AIG's financial instruments at December 31, 2007 and 2006 were as follows:

	2007		2006	
(in millions)	Carrying Value[(a)]	Fair Value	Carrying Value[(a)]	Fair Value
Assets:				
Fixed maturities	**$428,935**	**$429,511**	$419,142	$419,859
Equity securities	**41,646**	**41,646**	30,650	30,650
Mortgage and other loans receivable	**33,727**	**34,123**	28,418	28,655
Securities available for sale	**40,305**	**40,305**	47,205	47,205
Trading securities	**4,197**	**4,197**	5,031	5,031
Spot commodities	**238**	**238**	220	220
Unrealized gain on swaps, options and forward transactions	**16,442**	**16,442**	19,252	19,252
Trade receivables	**6,467**	**6,467**	4,317	4,317
Securities purchased under agreements to resell	**20,950**	**20,950**	30,291	30,291
Finance receivables, net of allowance	**31,234**	**28,693**	29,573	26,712
Securities lending invested collateral	**75,662**	**75,662**	69,306	69,306
Other invested assets[(b)]	**57,134**	**57,979**	42,111	42,418
Short-term investments	**51,351**	**51,351**	27,483	27,483
Cash	**2,284**	**2,284**	1,590	1,590
Liabilities:				
Policyholders' contract deposits	**258,459**	**259,045**	248,264	243,570
Securities sold under agreements to repurchase	**8,331**	**9,048**	19,677	19,677
Trade payables	**10,568**	**10,568**	6,174	6,174
Securities and spot commodities sold but not yet purchased	**4,709**	**4,709**	4,076	4,076
Unrealized loss on swaps, options and forward transactions	**20,613**	**20,613**	11,401	11,401
Trust deposits and deposits due to banks and other depositors	**4,903**	**4,986**	5,249	5,261
Commercial paper and extendible commercial notes	**13,114**	**13,114**	13,363	13,363
Long-term borrowings	**162,935**	**165,064**	135,316	135,605
Securities lending payable	**81,965**	**81,965**	70,198	70,198

(a) The carrying value of all other financial instruments approximates fair value.
(b) Excludes aircraft asset investments held by non-Financial Services subsidiaries.

17. Share-based Employee Compensation Plans

During the year ended December 31, 2007, AIG employees had received compensation pursuant to awards under seven different share-based employee compensation plans: *(i)* AIG 1999 Stock Option Plan, as amended (1999 Plan); *(ii)* AIG 1996 Employee Stock Purchase Plan, as amended (1996 Plan); *(iii)* AIG 2002 Stock Incentive Plan, as amended (2002 Plan) under which AIG has issued time-vested restricted stock units (RSUs) and performance restricted stock units (performance RSUs); *(iv)* AIG 2007 Stock Incentive Plan, as amended (2007 Plan); *(v)* SICO's Deferred Compensation Profit Participation Plans (SICO Plans); *(vi)* AIG's 2005-2006 Deferred Compensation Profit Participation Plan (AIG DCPPP) and *(vii)* the AIG Partners Plan. The AIG DCPPP was adopted as a replacement for the SICO Plans for the 2005-2006 period, and the AIG Partners Plan replaced the AIG DCPPP. Share-based employee compensation earned under the AIG DCPPP was granted as time-vested RSUs under the 2002 Plan. Share-based employee compensation awarded under the AIG Partners Plan was granted as performance-based RSUs under the 2002 Plan, except for the December 2007 grant which was made under the 2007 Plan. All future grants will be made under the 2007 Plan. Although awards granted under all the plans described above remained outstanding at December 31, 2007, future grants of options, RSUs and performance RSUs can be made only under the 2007 Plan. AIG currently settles share option exercises and other share awards to participants by issuing shares it previously acquired and holds in its treasury account, except for share awards made by SICO, which are settled by SICO.

In 2006 and for prior years, AIG's non-employee directors received share-based compensation in the form of options granted pursuant to the 1999 Plan and grants of AIG common stock with delivery deferred until retirement from the Board, pursuant to the AIG Director Stock Plan, which was approved by the shareholders at the 2004 Annual Meeting of Shareholders and which is now a subplan under the 2007 Plan. From and after May 16, 2007, non-employee directors receive deferred stock units (DSUs) under the 2007 Plan with delivery deferred until retirement from the Board.

From January 1, 2003 through December 31, 2005, AIG accounted for share-based payment transactions with employees under FAS 123, "Accounting for Stock-Based Compensation." Share-based employee compensation expense from option awards was not recognized in the consolidated statement of income in prior periods. Effective January 1, 2006, AIG adopted the fair

17. Share-based Employee Compensation Plans
Continued

value recognition provisions of FAS 123R. FAS 123R requires that companies use a fair value method to value share-based payments and recognize the related compensation expense in net earnings. AIG adopted FAS 123R using the modified prospective application method, and accordingly, financial statement amounts for the prior periods presented have not been restated to reflect the fair value method of expensing share-based compensation under FAS 123R. The modified prospective application method requires recognition of the fair value of share-based compensation for shares subscribed for or granted on or after January 1, 2006 and all previously granted but unvested awards at January 1, 2006.

The adoption of FAS 123R resulted in share-based compensation expense of approximately $17 million during 2006, related to awards that were accounted for under Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees." FAS 123R also requires AIG to estimate forfeitures in calculating the expense relating to share-based compensation, rather than recognizing these forfeitures and corresponding reductions in expense as they occur. The cumulative effect of adoption of $46 million was recorded as a cumulative effect of an accounting change, net of tax. FAS 123R requires AIG to reflect the cash savings resulting from excess tax benefits in its financial statements as cash flow from financing activities, rather than as cash flow from operating activities as in prior periods. The amount of this excess tax benefit in 2007 and 2006 was $26.1 million and $27.9 million, respectively.

Included in AIG's consolidated statement of income for the years ended December 31, 2007 and 2006 was pre-tax share-based compensation expense of $275 million ($216 million after tax), and $353 million ($326 million after tax), respectively. Share-based compensation expense in 2006 included a one-time compensation cost of approximately $54 million related to the Starr tender offer and various out of period adjustments totaling $61 million, primarily relating to stock splits and other miscellaneous items for the SICO Plans. See Note 19 herein for a discussion of the Starr tender offer.

1999 Stock Option Plan

The 1999 Plan was approved by the shareholders at the 2000 Annual Meeting of Shareholders, with certain amendments approved at the 2003 Annual Meeting of Shareholders. The 1999 Plan superseded the 1991 Employee Stock Option Plan (the 1991 Plan), although outstanding options granted under the 1991 Plan continue until exercise or expiration. Options granted under the 1999 Plan generally vest over four years (25 percent vesting per year) and expire 10 years from the date of grant. The 2007 Plan supersedes the 1999 Plan.

At December 31, 2007, there were no shares reserved for future grants under the 1999 Plan and 36,363,769 shares reserved for issuance under the 1999 and 1991 Plans.

Deferrals

At December 31, 2007, AIG was obligated to issue 12,521,342 shares in connection with previous exercises of options with delivery deferred.

Valuation

AIG uses a binomial lattice model to calculate the fair value of stock option grants. A more detailed description of the valuation methodology is provided below.

The following weighted-average assumptions were used for stock options granted in 2007, 2006 and 2005:

	2007	2006	2005
Expected annual dividend yield[(a)]	**1.39%**	0.92%	0.71%
Expected volatility[(b)]	**32.82%**	23.50%	27.30%
Risk-free interest rate[(c)]	**4.08%**	4.61%	4.17%
Expected term[(d)]	**7 years**	7 years	7 years

(a) The dividend yield is determined at the grant date.

(b) In 2007, expected volatility is the average of historical volatility (based on seven years of daily stock price changes) and the implied volatility of actively traded options on AIG shares.

(c) The interest rate curves used in the valuation model were the U.S. Treasury STRIP rates with terms from 3 months to 10 years.

(d) The contractual term of the option is generally 10 years with an expected term of 7 years calculated based on an analysis of historical employee exercise behavior and employee turnover (post-vesting terminations). The early exercise rate is a function of time elapsed since the grant. Fifteen years of historical data were used to estimate the early exercise rate.

17. Share-based Employee Compensation Plans

Continued

Additional information with respect to AIG's stock option plans at December 31, 2007, and changes for the year then ended, were as follows:

Options:	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Values (in millions)
Outstanding at beginning of year	47,655,720	$57.99		
Granted	1,738,530	$57.43		
Exercised*	(12,308,493)	$40.00		
Forfeited or expired	(721,988)	$69.00		
Outstanding at end of year	36,363,769	$63.83	4.81	$59
Options exercisable at end of year	30,703,527	$63.98	4.10	$57
Weighted average fair value per share of options granted		$20.97		

* *Includes options with respect to 8,489,584 shares exercised with delivery deferred, resulting in obligations to issue 4,138,713 shares.*

Vested and expected-to-vest options at December 31, 2007, included in the table above, totaled 34,349,762, with a weighted average exercise price of $64.14, a weighted average contractual life of 4.46 years and an aggregate intrinsic value of $57 million.

At December 31, 2007, total unrecognized compensation cost (net of expected forfeitures) was $100 million and $3 million related to non-vested share-based compensation awards granted under the 1999 Plan and the 1996 Plan, respectively, with blended weighted average periods of 1.38 years and 0.41 years, respectively. The cost of awards outstanding under these plans at December 31, 2007 is expected to be recognized over approximately four years and one year, respectively, for the 1999 Plan and the 1996 Plan.

The intrinsic value of options exercised during 2007 was approximately $360 million. The fair value of options vesting during 2007 was approximately $63 million. AIG received $482 million and $104 million in cash during 2007 and 2006, respectively, from the exercise of stock options. The tax benefits realized as a result of stock option exercises were $16 million and $35 million in 2007 and 2006, respectively.

2002 Stock Incentive Plan

The 2002 Plan was adopted at the 2002 Annual Meeting of shareholders and amended and restated by AIG's Board of Directors on September 18, 2002. During 2007 and 2006, 179,106 and 6,836,785 RSUs, respectively, including performance RSUs, were granted under the 2002 Plan. Because the 2002 Plan has been superseded by the 2007 Plan, there were no shares reserved for issuance in connection with future awards at December 31, 2007. Substantially all time-vested RSUs granted under the 2002 Plan vest on the fourth anniversary of the date of grant.

2007 Stock Incentive Plan

The 2007 Plan was adopted at the 2007 Annual Meeting of shareholders and amended and restated by AIG's Board of Directors on November 14, 2007. The 2007 Plan supersedes the 1999 Plan and the 2002 Plan. During 2007, 7,121,252 RSUs, including performance RSUs were granted under the 2007 Plan. Each RSU, performance RSU and DSU awarded reduces the number of shares available for future grants by 2.9 shares. At December 31, 2007, there were 157,562,672 shares reserved for issuance under the 2007 Plan. A significant majority of the time-vested RSUs granted in 2007 under the 2007 Plan vest on the fourth anniversary of the date of grant.

Non-Employee Director Stock Awards

The methodology used for valuing employee stock options is also used to value director stock options. Director stock options vest one year after the grant date, but are otherwise the same as employee stock options. Commencing in 2007, directors no longer receive awards of options. Options with respect to 40,000 shares and 32,500 shares were granted during 2006 and 2005, respectively.

In 2007, AIG granted to directors 22,542 DSUs, including DSUs representing dividend-equivalent amounts. AIG also granted to directors 6,375 shares, 14,000 shares and 6,250 shares, with delivery deferred, during 2007, 2006 and 2005, respectively, under the Director Stock Plan.

17. Share-based Employee Compensation Plans
Continued

Employee Stock Purchase Plan

AIG's 1996 Plan provides that eligible employees (those employed at least one year) may receive privileges to purchase up to an aggregate of 10,000,000 shares of AIG common stock, at a price equal to 85 percent of the fair market value on the date of the grant of the purchase privilege. Purchase privileges are granted quarterly and are limited to the number of whole shares that can be purchased on an annual basis by an amount equal to the lesser of 10 percent of an employee's annual salary or $10,000.

SICO Plans

The SICO Plans provide that shares of AIG common stock currently held by SICO are set aside for the benefit of the participant and distributed upon retirement. The SICO Board of Directors currently may permit an early payout of shares under certain circumstances. Prior to payout, the participant is not entitled to vote, dispose of or receive dividends with respect to such shares, and shares are subject to forfeiture under certain conditions, including but not limited to the participant's termination of employment with AIG prior to normal retirement age.

Historically, SICO's Board of Directors could elect to pay a participant cash in lieu of shares of AIG common stock. On December 9, 2005, SICO notified participants that essentially all subsequent distributions would be made only in shares, and not cash. At that date, AIG modified its accounting for the SICO Plans from variable to fixed measurement accounting. Variable measurement accounting is used for those few awards for which cash elections had been made prior to March 2005. At December 9, 2005, there were 12,650,292 non-vested AIG shares under the SICO Plans with a weighted average fair value per share of $61.92. The SICO Plans are also described in Note 19 herein.

Although none of the costs of the various benefits provided under the SICO Plans have been paid by AIG, AIG has recorded compensation expense for the deferred compensation amounts payable to AIG employees by SICO, with an offsetting amount credited to additional paid-in capital reflecting amounts deemed contributed by SICO.

A significant portion of the awards under the SICO Plans vest the year after the participant reaches age 65, provided that the participant remains employed by AIG through age 65. The portion of the awards for which early payout is available vest on the applicable payout date.

AIG DCPPP

In September 2005, AIG adopted the AIG DCPPP to provide share-based compensation to key AIG employees, including senior executive officers. The AIG DCPPP was modeled on the SICO Plans.

The AIG DCPPP contingently allocated a fixed number of time-vested RSUs to each participant if AIG's cumulative adjusted earnings per share in 2005 and 2006 exceeded that in 2003 and 2004 as determined by AIG's Compensation Committee. This goal was met, and pursuant to the terms of the DCPPP Plan, 3,696,836 time-vested RSUs were awarded in 2007. These RSUs vest in three pre-retirement installments and a final retirement installment at age 65.

At December 31, 2007, RSU awards with respect to 3,272,268 shares remained outstanding.

AIG Partners Plan

On June 26, 2006, AIG's Compensation Committee approved two grants under the AIG Partners Plan. The first grant had a performance period that ran from January 1, 2006 through December 31, 2007. The second grant has a performance period that runs from January 1, 2007 through December 31, 2008. In December 2007, the Compensation Committee approved a grant with a performance period from January 1, 2008 through December 31, 2009. The Compensation Committee will approve the performance metrics for this grant in the first quarter of 2008. All grants vest 50 percent on the fourth and sixth anniversaries of the first day of the related performance period. The Compensation Committee approved the performance metrics for the first two grants prior to the date of grant. The measurement of the first two grants is deemed to have occurred on June 26, 2006 when there was mutual understanding of the key terms and conditions of the first two grants. In 2007, no compensation cost was recognized, and compensation cost recognized in 2006 was reversed, for the first grant under the Partners Plan because the performance threshold for these awards was not met.

Valuation

The fair value of each award granted under the plans described above is based on the closing price of AIG stock on the date of grant.

17. Share-based Employee Compensation Plans

Continued

The following table presents a summary of shares relating to outstanding awards unvested under the foregoing plans at December 31, 2007, and changes for the year then ended*:

	Number of Shares					Weighted Average Grant-Date Fair Value				
	Time-vested RSUs	AIG DCPPP	Partners Plan	Total AIG Plan	Total SICO Plans	Time-vested RSUs	AIG DCPPP	Partners Plan	Total AIG Plans	Total SICO Plans
Unvested at January 1, 2007	7,181,595	4,590,622	3,607,040	15,379,257	11,443,772	$66.56	$52.09	$56.50	$59.88	$61.72
Granted	4,752,738	—	2,547,620	7,300,358	—	57.90	—	53.93	56.51	—
Vested	(168,214)	(196,690)	(550)	(365,454)	(1,691,306)	63.82	61.44	66.97	62.55	64.18
Forfeited	(422,431)	(173,472)	(1,212,585)	(1,808,488)	(282,657)	65.34	53.25	56.83	58.47	59.93
Unvested at December 31, 2007	11,343,688	4,220,460	4,941,525	20,505,673	9,469,809	$63.01	$54.53	$55.08	$59.36	$61.27

* *Options and DSUs awarded under the 2007 Plan are not included. For the AIG DCPPP, includes all incremental shares granted or to be granted.*

The total unrecognized compensation cost (net of expected forfeitures) related to non-vested share-based compensation awards granted under the 2002 Plan, the 2007 Plan, the AIG DCPPP, and the SICO Plans at December 31, 2007 and the blended weighted-average periods over which those costs are expected to be recognized at December 31, 2007 are as follows:

(in millions)	Unrecognized Compensation Cost	Blended Weighted-Average Period
Time-vested RSUs - 2002 Plan	$218	1.35 years
Time-vested RSUs - 2007 Plan	$209	2.05 years
AIG DCPPP	$146	5.47 years
Total AIG Plans	$573	2.65 years
Total SICO Plans	$249	5.93 years

The total cost for awards outstanding at December 31, 2007 under the 2002 Plan, the 2007 Plan, the AIG DCPPP and the SICO Plans is expected to be recognized over approximately 4 years, 4 years, 32 years and 32 years, respectively.

18. Employee Benefits

Pension Plans

AIG, its subsidiaries and certain affiliated companies, offer various defined benefit plans to eligible employees based on either completion of a specified period of continuous service or date of hire, subject to age limitations.

AIG's U.S. retirement plan is a qualified, noncontributory defined benefit plan which is subject to the provisions of ERISA. U.S. employees who are employed by a participating company, have attained age 21 and completed twelve months of continuous service are eligible to participate in this plan. Employees generally vest after 5 years of service. Unreduced benefits are paid to retirees at normal retirement (age 65) and are based upon a percentage of final average compensation multiplied by years of credited service, up to 44 years. Non-U.S. defined benefit plans are generally either based on the employee's years of credited service and compensation in the years preceding retirement, or on points accumulated based on the employee's job grade and other factors during each year of service.

In 2007, AIG acquired the outstanding minority interest of 21st Century. Assets, obligations and costs with respect to 21st Century's plans are included herein. The assumptions used by 21st Century in its plans were not significantly different from those used by AIG in AIG's U.S. plans.

AIG also sponsors several unfunded defined benefit plans for certain employees, including key executives, designed to supplement pension benefits provided by AIG's other retirement plans. These include the AIG Excess Retirement Income Plan, which provides a benefit equal to the reduction in benefits payable to certain employees under the AIG U.S. retirement plan as a result of federal tax limitations on compensation and benefits payable, and the Supplemental Executive Retirement Plan (Supplemental Plan), which provides additional retirement benefits to designated executives. Under the Supplemental Plan, an annual benefit accrues at a percentage of final average pay multiplied by each year of credited service, not greater than 60 percent of final average pay, reduced by any benefits from the current and any predecessor retirement plans (including the AIG Excess Retirement Income Plan and any comparable plans), Social Security, if any, and from any qualified pension plan of prior employers.

Postretirement Plans

AIG and its subsidiaries also provide postretirement medical care and life insurance benefits in the U.S. and in certain non-U.S. countries. Eligibility in the various plans is generally based upon completion of a specified period of eligible service and attaining a specified age. Overseas, benefits vary by geographic location.

U.S. postretirement medical and life insurance benefits are based upon the employee electing immediate retirement and having a minimum of ten years of service. Medical benefits are contributory, while the life insurance benefits are non-contributory. Retiree medical contributions vary with age and length of service and range from requiring no cost for pre-1989 retirees to requiring actual premium payments reduced by certain credits for post-1993 retirees. These contributions are subject to adjustment annually. Other cost sharing features of the medical plan include deductibles, coinsurance and Medicare coordination and a lifetime maximum benefit of $2 million.

18. Employee Benefits

Continued

The following table presents the funded status of the plans, reconciled to the amount reported in the consolidated balance sheet at December 31, 2007 and 2006. The measurement date for some of the non-U.S. defined benefit pension and postretirement plans is November 30, consistent with the fiscal year end of the sponsoring companies. For all other plans, measurement occurs as of December 31, 2007.

	Pension				Postretirement[a]			
	Non-U.S. Plans[b]		U.S. Plans[c]		Non-U.S. Plans		U.S. Plans	
(in millions)	**2007**	2006	**2007**	2006	**2007**	2006	**2007**	2006
Change in projected benefit obligation:								
Benefit obligation, beginning of year	**$1,578**	$1,351	**$3,079**	$3,131	**$ 53**	$ 43	**$ 252**	$ 205
Service cost	**90**	78	**135**	130	**5**	4	**11**	6
Interest cost	**50**	36	**186**	169	**3**	2	**15**	11
Participant contributions	**4**	1	**—**	—	**—**	—	**—**	—
Actuarial (gain) loss	**(12)**	(40)	**(159)**	(245)	**(2)**	5	**(3)**	(1)
Plan amendments and mergers	**(2)**	—	**17**	—	**—**	—	**—**	47
Benefits paid:								
AIG assets	**(36)**	(28)	**(11)**	(10)	**(1)**	(1)	**(18)**	(16)
Plan assets	**(43)**	(27)	**(91)**	(84)	**—**	—	**—**	—
Effect of foreign currency fluctuation	**78**	71	**—**	—	**4**	—	**—**	—
Other	**38**	136	**—**	(12)	**17**	—	**—**	—
Projected benefit obligation, end of year	**$1,745**	$1,578	**$3,156**	$3,079	**$ 79**	$ 53	**$ 257**	$ 252
Change in plan assets:								
Fair value of plan assets, at beginning of year	**$ 850**	$ 699	**$2,760**	$2,561	**$ —**	$ —	**$ —**	$ —
Actual return on plan assets, net of expenses	**36**	33	**162**	282	**—**	—	**—**	—
AIG contributions	**87**	69	**309**	11	**1**	1	**18**	16
Participant contributions	**4**	1	**—**	—	**—**	—	**—**	—
Benefits paid:								
AIG assets	**(36)**	(28)	**(11)**	(10)	**(1)**	(1)	**(18)**	(16)
Plan assets	**(43)**	(27)	**(91)**	(84)	**—**	—	**—**	—
Effect of foreign currency fluctuation	**51**	41	**—**	—	**—**	—	**—**	—
Other	**3**	62	**—**	—	**—**	—	**—**	—
Fair value of plan assets, end of year	**$ 952**	$ 850	**$3,129**	$2,760	**$ —**	$ —	**$ —**	$ —
Funded status, end of year	**$ (793)**	$ (728)	**$ (27)**	$ (319)	**$(79)**	$(53)	**$(257)**	$(252)
Amounts recognized in the consolidated balance sheet:								
Assets	**$ 28**	$ 18	**$ 228**	$ —	**$ —**	$ —	**$ —**	$ —
Liabilities	**(821)**	(746)	**(255)**	(319)	**(79)**	(53)	**(257)**	(252)
Total amounts recognized	**$ (793)**	$ (728)	**$ (27)**	$ (319)	**$(79)**	$(53)	**$(257)**	$(252)
Amounts recognized in Accumulated other comprehensive income (loss):								
Net loss	**$ 242**	$ 256	**$ 513**	$ 687	**$ 6**	$ 7	**$ (5)**	$ 3
Prior service cost (credit)	**(67)**	(72)	**(2)**	(20)	**—**	—	**23**	22
Total amounts recognized	**$ 175**	$ 184	**$ 511**	$ 667	**$ 6**	$ 7	**$ 18**	$ 25

(a) AIG does not currently fund postretirement benefits.

(b) Includes unfunded plans for which the aggregate pension benefit obligation was $559 million and $494 million at December 2007, and 2006, respectively. For 2007 and 2006, approximately 83% pertain to Japanese plans, which are not required by local regulation to be funded. The projected benefit obligation for these plans total $464 million and $414 million, respectively.

(c) Includes non-qualified unfunded plans, for which the aggregate projected benefit obligation was $240 million and $228 million at December 2007 and 2006, respectively.

18. Employee Benefits

Continued

The accumulated benefit obligations for both non-U.S. and U.S. pension benefit plans at December 31, 2007 and 2006 were as follows:

(in millions)	**2007**	2006
Non-U.S. pension benefit plans	**$1,504**	$1,384
U.S. pension benefit plans	**$2,752**	$2,689

Defined benefit pension plan obligations in which the projected benefit obligation was in excess of the related plan assets and in which the accumulated benefit obligation was in excess of the related plan assets at December 31, 2007 and 2006 were as follows:

	PBO exceeds fair value of plan assets				ABO exceeds fair value of plan assets			
	Non-U.S. Plans		U.S. Plans		Non-U.S. Plans		U.S. Plans	
(in millions)	**2007**	2006	**2007**	2006	**2007**	2006	**2007**	2006
Projected benefit obligation	**$1,676**	$1,486	**$368**	$3,079	**$1,415**	$1,465	**$240**	$240
Accumulated benefit obligation	**1,462**	1,323	**317**	2,689	**1,277**	1,311	**206**	204
Fair value of plan assets	**855**	740	**113**	2,760	**652**	723	**—**	11

The following table presents the components of net periodic benefit cost recognized in income and other amounts recognized in Accumulated other comprehensive income (loss) with respect to the defined benefit pension plans and other postretirement benefit plans for the year ended December 31, 2007 and 2006 (no amounts related to the adoption of FAS 158 were recognized in Accumulated other comprehensive income (loss) for the year ended 2005):

	Pension						Postretirement					
	Non-U.S. Plans			U.S. Plans			Non-U.S. Plans			U.S. Plans		
(in millions)	**2007**	2006	2005	**2007**	2006	2005	**2007**	2006	2005	**2007**	2006	2005
Components of net periodic benefit cost:												
Service cost	**$ 90**	$ 78	$ 71	**$ 135**	$130	$ 111	**$ 5**	$4	$4	**$11**	$ 6	$ 5
Interest cost	**50**	36	32	**186**	169	153	**3**	2	2	**15**	11	11
Expected return on assets	**(36)**	(28)	(21)	**(216)**	(201)	(180)	**—**	—	—	**—**	—	—
Amortization of prior service cost	**(10)**	(9)	(10)	**(3)**	(3)	(3)	**—**	—	—	**(2)**	(6)	(6)
Amortization of transitional obligation	**1**	1	1	**—**	—	—	**—**	—	—	**—**	—	—
Recognition of net actuarial (gains)/losses	**9**	16	21	**43**	75	55	**—**	—	—	**—**	—	—
Other	**1**	1	7	**14**	6	1	**—**	—	—	**—**	—	—
Net periodic benefit cost	**$105**	$ 95	$101	**$ 159**	$176	$ 137	**$ 8**	$6	$6	**$24**	$11	$10
Total recognized in Accumulated other comprehensive income (loss)	**$ (10)**	$ 38	—	**$(155)**	$ 24	—	**$ (2)**	$–	—	**$ (7)**	$—	$—
Total recognized in net periodic benefit cost and other comprehensive income	**$ 95**	$133	$101	**$ 4**	$200	$ 137	**$ 6**	$6	$6	**$17**	$11	$10

The estimated net loss and prior service credit that will be amortized from Accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $31 million and $11 million, respectively, for AIG's combined defined benefit pension plans. For the defined benefit postretirement plans, the estimated amortization from Accumulated other comprehensive income for net loss, prior service credit and transition obligation that will be amortized into net periodic benefit cost over the next fiscal year will be less than $5 million in the aggregate.

18. Employee Benefits

Continued

Assumptions

The weighted average assumptions used to determine the benefit obligations at December 31, 2007 and 2006 are as follows:

	Pension		Postretirement	
	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans
2007				
Discount rate	**2.00 - 11.00%**	**6.50%**	**2.75 - 6.50%**	**6.50%**
Rate of compensation increase	**1.50 - 9.00%**	**4.25%**	**3.00 - 3.50%**	**4.25%**
2006				
Discount rate	2.25 - 10.75%	6.00%	4.00 - 5.75%	6.00%
Rate of compensation increase	1.50 - 10.00%	4.25%	3.00%	4.25%

The benefit obligations for non-U.S. plans reflect those assumptions that were most appropriate for the local economic environments of each of the subsidiaries providing such benefits.

Assumed health care cost trend rates for the U.S. plans were as follows:

	2007	2006
Following year:		
Medical (before age 65)	**9.00%**	8.00%
Medical (age 65 and older)	**7.00%**	6.70%
Ultimate rate to which cost increase is assumed to decline	**5.00%**	5.00%
Year in which the ultimate trend rate is reached:		
Medical (before age 65)	**2015**	2013
Medical (age 65 and older)	**2015**	2013

A one percent point change in the assumed healthcare cost trend rate would have the following effect on AIG's postretirement benefit obligations at December 31, 2007 and 2006:

	One Percent Increase		One Percent Decrease	
(in millions)	**2007**	2006	**2007**	2006
Non-U.S. plans	**$12**	$10	**$(8)**	$(7)
U.S. plans	**$ 6**	$ 3	**$(5)**	$(3)

AIG's postretirement plans provide benefits primarily in the form of defined employer contributions rather than defined employer benefits. Changes in the assumed healthcare cost trend rate are subject to caps for U.S. plans. AIG's non-U.S. postretirement plans are not subject to caps.

18. Employee Benefits

Continued

The weighted average assumptions used to determine the net periodic benefit costs for the years ended December 31, 2007, 2006 and 2005 were as follows:

	Pension		Postretirement	
	Non-U.S. Plans*	U.S. Plans	Non-U.S. Plans*	U.S. Plans
2007				
Discount rate	**2.25 - 10.75%**	**6.00%**	**4.00 - 5.75%**	**6.00%**
Rate of compensation increase	**1.50 - 10.00%**	**4.25%**	**3.00%**	**4.25%**
Expected return on assets	**2.50 - 10.50%**	**8.00%**	**N/A**	**N/A**
2006				
Discount rate	1.75 - 12.00%	5.50%	4.50 - 5.50%	5.50%
Rate of compensation increase	1.50 - 10.00%	4.25%	2.50 - 3.00%	4.25%
Expected return on assets	2.50 - 13.50%	8.00%	N/A	N/A
2005				
Discount rate	1.75 - 12.00%	5.75%	4.50 - 6.00%	5.75%
Rate of compensation increase	1.50 - 10.00%	4.25%	3.00%	4.25%
Expected return on assets	2.15 - 13.50%	8.00%	N/A	N/A

* *The benefit obligations for non-U.S. plans reflect those assumptions that were most appropriate for the local economic environments of the subsidiaries providing such benefits.*

Discount Rate Methodology

The projected benefit cash flows under the AIG U.S. Retirement Plan were discounted using the spot rates derived from the Citigroup Pension Discount Curve at December 31, 2007 and 2006 and an equivalent single discount rate was derived resulting in the same liability. This single discount rate was rounded to the nearest 25 basis points, namely 6.5 percent and 6.0 percent at December 31, 2007 and 2006, respectively. The rates applied to other U.S. plans were not significantly different from those discussed above.

Both funded and unfunded plans for Japan represent over 62 percent of the liabilities of the non-U.S. pension plans at December 31, 2007 and 2006, respectively. The discount rate for Japan was selected by reference to the published Moody's/S&P AA Corporate Bond Universe at the measurement date having regard to the duration of the plans' liabilities.

Plan assets

The asset allocation percentage by major asset class for AIG's plans at December 31, 2007 and 2006, and the target allocation for 2008 follow:

	Non-U.S. Plans-Allocation			U.S. Plans-Allocation		
	Target 2008	**Actual 2007**	Actual 2006	Target 2008	**Actual 2007**	Actual 2006
Asset class:						
Equity securities	50%	**50%**	47%	42%	**56%**	64%
Debt securities	28	**28**	32	32	**30**	26
Other	22	**22**	21	26	**14**	10
Total	100%	**100%**	100%	100%	**100%**	100%

Other includes cash, insurance contracts, real estate, private equity and hedge funds asset classes.

No shares of AIG common stock were included in the U.S. plans at December 31, 2007 and 55,680 shares of AIG common stock with a value of $4 million were included in the U.S. plans at December 31, 2006.

The investment strategy with respect to AIG's pension plan assets is designed to achieve investment returns that will fully fund the pension plan over the long term, while limiting the risk of under funding over shorter time periods.

The expected rate of return with respect to AIG's domestic pension plan was 8.0 percent for years ended December 31, 2007 and 2006. This rate of return is an aggregation of expected returns within each asset category that, when combined with AIG's contribution to the plan, will maintain the plan's ability to meet all required benefit obligations. The return with respect to each asset class considers both historical returns and the future expectations for such returns.

18. Employee Benefits

Continued

Expected Cash Flows

Funding for the U.S. pension plan ranges from the minimum amount required by ERISA to the maximum amount that would be deductible for U.S. tax purposes. This range is generally not determined until the fourth quarter. Contributed amounts in excess of the minimum amounts are deemed voluntary. Amounts in excess of the maximum amount would be subject to an excise tax and may not be deductible under the Internal Revenue Code. Supplemental and excess plans' payments and postretirement plan payments are deductible when paid.

During 2007 AIG contributed $396 million to its U.S. and non-U.S. pension plans. The annual pension contribution in 2008 is expected to be approximately $118 million for U.S. and non-U.S. plans.

The expected future benefit payments, net of participants' contributions, with respect to the defined benefit pension plans and other postretirement benefit plans, are as follows:

	Pension		Postretirement	
(in millions)	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans
2008	$ 74	$ 135	$ 1	$ 17
2009	79	130	1	17
2010	79	139	1	18
2011	85	150	1	18
2012	85	163	2	19
2013-2017	474	1,022	10	102

Defined Contribution Plans

In addition to several small defined contribution plans, AIG sponsors a voluntary savings plan for domestic employees (the AIG Incentive Savings plan), which provides for salary reduction contributions by employees and matching contributions by AIG of up to seven percent of annual salary depending on the employees' years of service. Pre-tax expense associated with this plan was $114 million, $104 million and $96 million in 2007, 2006 and 2005, respectively.

19. Benefits Provided by Starr International Company, Inc. and C.V. Starr & Co., Inc.

SICO has provided a series of two-year Deferred Compensation Profit Participation Plans (SICO Plans) to certain AIG employees. The SICO Plans came into being in 1975 when the voting shareholders and Board of Directors of SICO, a private holding company whose principal asset is AIG common stock, decided that a portion of the capital value of SICO should be used to provide an incentive plan for the current and succeeding managements of all American International companies, including AIG.

None of the costs of the various benefits provided under the SICO Plans has been paid by AIG, although AIG has recorded a charge to reported earnings for the deferred compensation amounts paid to AIG employees by SICO, with an offsetting amount credited to additional paid-in capital reflecting amounts deemed contributed by SICO. The SICO Plans provide that shares currently owned by SICO are set aside by SICO for the benefit of the participant and distributed upon retirement. The SICO Board of Directors currently may permit an early payout of units under certain circumstances. Prior to payout, the participant is not entitled to vote, dispose of or receive dividends with respect to such shares, and shares are subject to forfeiture under certain conditions, including but not limited to the participant's voluntary termination of employment with AIG prior to normal retirement age. Under the SICO Plans, SICO's Board of Directors may elect to pay a participant cash in lieu of shares of AIG common stock. Following notification from SICO to participants in the SICO Plans that it will settle specific future awards under the SICO Plans with shares rather than cash, AIG modified its accounting for the SICO Plans from variable to fixed measurement accounting. AIG gave effect to this change in settlement method beginning on December 9, 2005, the date of SICO's notice to participants in the SICO Plans. See also Note 12(a) Commitments herein.

Compensation expense in 2006 included various out of period adjustments totaling $61 million, primarily relating to stock-splits and other miscellaneous items for the SICO plans. See also Note 17 herein.

In January 2006, C.V. Starr & Co., Inc. (Starr) completed its tender offer to purchase Starr interests from AIG employees. In conjunction with AIG's adoption of FAS 123R, Starr is considered to be an "economic interest holder" in AIG. As a result, compensation expense of $54 million was recorded in 2006 results with respect to the Starr tender offer.

As a result of its changing relationship with Starr and SICO, AIG has established new executive compensation plans to replace the SICO plans and investment opportunities previously provided by Starr. See Note 17 for a description of these plans.

Compensation expense with respect to the SICO Plans aggregated $39 million, $108 million and $205 million in 2007, 2006 and 2005, respectively.

20. Ownership and Transactions With Related Parties

(a) Ownership: According to the Schedule 13D filed on March 20, 2007 by Starr, SICO, Edward E. Matthews, Maurice R. Greenberg, the Maurice R. and Corinne P. Greenberg Family Foundation, Inc., the Universal Foundation, Inc., the Maurice R. and Corinne P. Greenberg Joint Tenancy Company, LLC and the C.V. Starr & Co., Inc. Trust, these reporting persons could be deemed to beneficially own 354,987,261 shares of AIG's common stock at that date. Based on the shares of AIG's common stock outstanding at January 31, 2008, this ownership would represent approximately 14.1 percent of the voting stock of AIG. Although these reporting persons have made filings under Section 16 of the Exchange Act, reporting sales of shares of common stock, no amendment to the Schedule 13D has been filed to report a change in ownership subsequent to March 20, 2007.

(b) Transactions with Related Parties: Prior to the termination of their agency relationships with Starr during 2006, AIG and

20. Ownership and Transactions With Related Parties

Continued

its subsidiaries paid commissions to Starr and its subsidiaries for the production and management of insurance business in the ordinary course of business. Payment for the production of insurance business to Starr aggregated approximately $12 million in 2007, $47 million in 2006, and $214 million in 2005. AIG also received no rental fees in 2007, approximately $4 million in 2006, and $23 million in 2005 from Starr, and paid no rental fees in 2007 or 2006 and approximately $20,000 in 2005 to Starr. AIG also received none in 2007 and 2006 and approximately $2 million in 2005, respectively, from SICO, and paid none in 2007 and 2006 and approximately $1 million in 2005 to SICO, as reimbursement for services rendered at cost. AIG also paid to SICO $2 million in 2007, $2 million in 2006, and $3 million in 2005 in rental fees. There are no significant receivables from/payables to related parties at December 31, 2007.

21. Federal Income Taxes

Tax Filings

AIG and its eligible U.S. subsidiaries file a consolidated U.S. federal income tax return. Prior to 2007, Life Insurance subsidiaries of AIG Life Holdings (US), Inc. (AIGLH), formerly known as American General Corporation, also filed a consolidated U.S. federal income tax return and were not eligible to be included in AIG's consolidated federal income tax return. AIGLH will be included in the 2007 AIG consolidated federal income tax return. Other U.S. subsidiaries included in the consolidated financial statements also file separate U.S. federal income tax returns. Subsidiaries operating outside the U.S. are taxed, and income tax expense is recorded, based on applicable U.S. and foreign statutes.

Undistributed Earnings and Distributions from Life Surplus

U.S. federal income taxes have not been provided on $1.5 billion of undistributed earnings of certain U.S. subsidiaries that are not included in the consolidated AIG U.S. federal income tax return. Tax planning strategies are available, and would be utilized, to eliminate the tax liability related to these earnings. U.S. federal income taxes have not been provided on the undistributed earnings of certain non-U.S. subsidiaries to the extent that such earnings have been reinvested abroad indefinitely. At December 31, 2007, the cumulative amount of undistributed earnings in these subsidiaries approximated $21.2 billion. Determining the deferred tax liability that would arise if these earnings were not permanently reinvested abroad is not practicable.

A component of life insurance surplus accumulated prior to 1984 is not taxable unless it exceeds certain statutory limitations or is distributed to shareholders. The American Jobs Creation Act of 2004 amended the federal income tax law to permit life insurance companies to distribute amounts from their policyholders' surplus accounts in 2005 and 2006 without incurring federal income tax on the distributions. In 2005 and 2006, AIG made distributions and eliminated the aggregate balance of $945 million from its policyholders' surplus accounts.

Tax Examinations

In December 2007, AIG reached a settlement with the IRS in the United States Tax Court for SunAmerica, Inc. and Subsidiaries ("SunAmerica") for tax years ended September 30, 1993 and September 30, 1994, which are years prior to AIG's 1999 acquisition of SunAmerica. The terms of this settlement will be incorporated into the IRS examinations for tax years of SunAmerica from September 30, 1995 through December 31, 1998, and for SunAmerica Life Insurance Company and Subsidiaries for tax year December 31, 1999, to resolve these years. As a result of this settlement, a net refund is due AIG for the periods from 1993 to 1999, the amount of which is immaterial to AIG's consolidated financial condition. The IRS's examination of the separate life consolidated federal return for SunAmerica Life and its subsidiaries for years 2000-2002 was closed in January 2008 with a signed settlement agreement. An immaterial amount is payable to the IRS for these years. AIG is in a net refund position for all years 1993-2002 for aggregated SunAmerica audits.

AIGLH's tax years prior to 2000 are closed. Although a Revenue Agent's Report has not yet been issued to AIGLH for years ended December 31, 2000, August 29, 2001, December 31, 2001, and December 31, 2002, AIGLH has received from the IRS a notice of proposed adjustment for certain items during that period.

The statute of limitations for all tax years prior to 1997 has now expired for AIG's consolidated federal income tax return. In June, 2007, AIG filed a refund claim for years 1991-1996. The refund claim relates to the tax effects of the restatements of AIG's 2004 and prior financial statements. A refund claim for the tax years ending December 31, 1997-2004 will be filed before September 30, 2008.

AIG has executed a partial settlement with the IRS for tax years 1997 through 1999. Two issues remain open, neither one of which, separately or in total, is material to AIG's consolidated financial condition. The statute of limitations for these years expires on March 31, 2008. AIG is currently under examination for the tax years 2000 through 2002.

AIG believes there are substantial arguments in support of the tax positions taken in its tax returns. Although the final outcome of any issue still outstanding is uncertain, AIG believes that any tax obligation, including interest thereon, would not be material to AIG's consolidated financial condition, results of operations, or liquidity.

21. Federal Income Taxes

Continued

The pretax components of U.S. and foreign income reflect the locations in which such pretax income was generated. The pretax U.S. and foreign income was as follows for the years ended December 31, 2007, 2006 and 2005:

(in millions)	**2007**	2006	2005
U.S.	**$ (3,957)**	$ 9,862	$ 6,103
Foreign	**12,900**	11,825	9,110
Total	**$ 8,943**	$21,687	$15,213

The provision for income taxes for the years ended December 31, 2007, 2006 and 2005 consists of the following:

Years Ended December 31, *(in millions)*	**2007**	2006	2005
Foreign and U.S. components of actual income tax expense:			
Foreign:			
Current	**$ 3,157**	$ 2,725	$ 974
Deferred	**461**	933	426
U.S.:			
Current	**62**	2,764	1,613
Deferred	**(2,225)**	115	1,245
Total	**$ 1,455**	$ 6,537	$ 4,258

The U.S. federal income tax rate was 35 percent for 2007, 2006 and 2005. Actual tax expense on income differs from the "expected" amount computed by applying the federal income tax rate because of the following:

	2007		2006		2005	
Years Ended December 31, *(dollars in millions)*	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income
U.S. federal income tax at statutory rate	**$3,130**	**35.0%**	$7,591	35.0%	$5,325	35.0%
Adjustments:						
Tax exempt interest	**(823)**	**(9.2)**	(718)	(3.3)	(566)	(3.7)
Partnerships and joint ventures	**(312)**	**(3.5)**	(265)	(1.2)	(85)	(0.5)
Synthetic fuel and other tax credits	**(127)**	**(1.4)**	(196)	(0.9)	(296)	(1.9)
Effect of foreign operations	**(294)**	**(3.3)**	(132)	(0.6)	(253)	(1.7)
Dividends received deduction	**(129)**	**(1.4)**	(102)	(0.5)	(117)	(0.8)
State income taxes	**45**	**0.5**	59	0.3	86	0.6
Nondeductible compensation	**41**	**0.5**	61	0.3	83	0.5
SICO benefit	**(194)**	**(2.2)**	—	—	—	—
Other	**118**	**1.3**	239	1.0	81	0.5
Actual income tax expense	**$1,455**	**16.3%**	$6,537	30.1%	$4,258	28.0%

21. Federal Income Taxes

Continued

The components of the net deferred tax liability at December 31, 2007 and 2006 were as follows:

(in millions)	2007	2006
Deferred tax assets:		
Loss reserve discount	**$ 2,249**	$ 1,969
Unearned premium reserve reduction	**1,743**	1,352
Unrealized depreciation of investments	**104**	—
Loan loss and other reserves	**1,408**	1,054
Investments in foreign subsidiaries and joint ventures	**1,121**	420
Adjustment to life policy reserves	**3,213**	3,584
NOL's and tax attributes	**1,814**	222
Accruals not currently deductible, and other	**1,305**	1,209
Deferred tax assets*	**12,957**	9,810
Valuation allowance	**(223)**	(11)
Net deferred tax assets	**12,734**	9,799
Deferred tax liabilities:		
Deferred policy acquisition costs	**11,716**	10,396
Flight equipment, fixed assets and intangible assets	**5,239**	4,377
Unrealized appreciation of investments	**—**	3,370
Other	**1,041**	508
Total deferred tax liabilities	**17,996**	18,651
Net deferred tax liability	**$ 5,262**	$ 8,852

* *AIG has recorded deferred tax assets for alternative minimum tax credit carry forwards of $101 million and $222 million at December 31, 2007 and 2006, respectively. In 2007, AIG generated net operating loss carryforwards, unused foreign tax credits and general business tax credits in the amount of $4.2 billion, $130 million and $125 million, respectively. Net operating loss carryforwards and general business tax credits may be carried forward for twenty years while foreign tax credits may be carried forward for ten years. Unused minimum tax credits are available for future use without expiration.*

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

(in millions)	2007
Gross unrecognized tax benefits at January 1, 2007	**$ 1,138**
Agreed audit adjustments with taxing authorities included in the beginning balance	**(188)**
Increases in tax positions for prior years	**646**
Decreases in tax positions for prior years	**(189)**
Increases in tax positions for current year	**82**
Lapse in statute of limitations	**(1)**
Settlements	**(178)**
Gross unrecognized tax benefits at December 31, 2007	**$ 1,310**

At December 31, 2007, AIG's unrecognized tax benefits, excluding interest and penalties, were $1.3 billion, which includes $299 million related to tax positions the disallowance of which would not affect the annual effective income tax rate. Accordingly, the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate were $1.0 billion.

Interest and penalties related to unrecognized tax benefits are recognized in income tax expense. At January 1, 2007 and December 31, 2007, AIG had accrued $175 million and $281 million, respectively, for the payment of interest (net of the federal benefit) and penalties. For the year ended December 31, 2007, AIG recognized $170 million of interest (net of the federal benefit) and penalties in the Consolidated Statement of Income.

AIG continually evaluates adjustments proposed by taxing authorities. At December 31, 2007, such proposed adjustments would not result in a material change to AIG's consolidated financial condition. However, AIG believes that it is reasonably possible that the balance of the unrecognized tax benefits could decrease by $50 to $150 million within the next twelve months due to settlements or the expiration of statutes.

Listed below are the tax years that remain subject to examination by major tax jurisdictions:

Major Tax Jurisdictions	Open Tax Years
United States	1997-2006
United Kingdom	2003-2006
Hong Kong	1997-2006
Malaysia	1999-2006
Singapore	1993-2006
Thailand	2001-2006
Taiwan	2000-2006
Japan	2000-2006
Korea	2001-2006
France	2003-2006

The reserve for uncertain tax positions increased in the fourth quarter 2007 by $210 million for items attributable to prior restatements, including certain tax positions associated with compensation deductions. In addition, income tax expense has been reduced by $162 million for interest receivable from the IRS attributable to refund claims for prior restatements.

22. Quarterly Financial Information (Unaudited)

The following quarterly financial information for each of the three months ended March 31, June 30, September 30 and December 31, 2007 and 2006 is unaudited. However, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of the results of operations for such periods, have been made.

Consolidated Statements of Operations

	Three Months Ended							
	March 31,		June 30,		September 30,		December 31,	
(in millions, except per share data)	**2007**	2006	**2007**	2006	**2007***	2006	**2007***	2006
Total revenues	**$30,645**	$27,278	**$31,150**	$26,854	**$29,836**	$29,247	**$18,433**	$30,008
Income (loss) before income taxes, minority interest and cumulative effect of an accounting change	**6,172**	4,793	**6,328**	5,241	**4,879**	6,301	**(8,436)**	5,352
Income (loss) before cumulative effect of an accounting change	**4,130**	3,161	**4,277**	3,190	**3,085**	4,224	**(5,292)**	3,439
Net income (loss)	**$ 4,130**	$ 3,195	**$ 4,277**	$ 3,190	**$ 3,085**	$ 4,224	**$ (5,292)**	$ 3,439
Earnings per common share:								
Basic								
Income (loss) before cumulative effect of an accounting change	**$ 1.58**	$ 1.21	**$ 1.64**	$ 1.23	**$ 1.20**	$ 1.62	**$ (2.08)**	$ 1.32
Cumulative effect of an accounting change, net of tax	**—**	0.01	**—**	—	**—**	—	**—**	—
Net income (loss)	**$ 1.58**	$ 1.22	**$ 1.64**	$ 1.23	**$ 1.20**	$ 1.62	**$ (2.08)**	$ 1.32
Diluted								
Income (loss) before cumulative effect of an accounting change	**$ 1.58**	$ 1.21	**$ 1.64**	$ 1.21	**$ 1.19**	$ 1.61	**$ (2.08)**	$ 1.31
Cumulative effect of an accounting change, net of tax	**—**	0.01	**—**	—	**—**	—	**—**	—
Net income (loss)	**$ 1.58**	$ 1.22	**$ 1.64**	$ 1.21	**$ 1.19**	$ 1.61	**$ (2.08)**	$ 1.31
Average shares outstanding:								
Basic	**2,612**	2,605	**2,602**	2,606	**2,576**	2,607	**2,550**	2,610
Diluted	**2,621**	2,624	**2,613**	2,625	**2,589**	2,626	**2,550**	2,622

* *Both revenues and operating income include (i) an unrealized market valuation loss of $352 million and $11.1 billion in the third quarter and fourth quarter of 2007, respectively, on AIGFP's super senior credit default swap portfolio and (ii) other-than-temporary impairment charges of $3.3 billion in the fourth quarter of 2007.*

23. Information Provided in Connection With Outstanding Debt

The following condensed consolidating financial statements reflect the following:

- AIGLH, formerly known as American General Corporation, is a holding company and a wholly owned subsidiary of AIG. AIG provides a full and unconditional guarantee of all outstanding debt of AIGLH.
- AIG Liquidity Corp. is a wholly owned subsidiary of AIG. AIG provides a full and unconditional guarantee of all obligations of AIG Liquidity Corp.
- AIG Program Funding, Inc. is a wholly owned subsidiary of AIG. AIG provides a full and unconditional guarantee of all obligations of AIG Program Funding, Inc., which was established in 2007.

Condensed Consolidating Balance Sheet

(in millions)	American International Group, Inc. (As Guarantor)	AIGLH	AIG Liquidity Corp.	AIG Program Funding, Inc.	Other Subsidiaries	Eliminations	Consolidated AIG
December 31, 2007							
Assets:							
Investments and financial services assets	**$ 14,648**	**$ 40**	**$—**	**$—**	**$ 859,063**	**$ (21,790)**	**$ 851,961**
Cash	**84**	**1**	**—**	**—**	**2,199**	**—**	**2,284**
Carrying value of subsidiaries and partially owned companies, at equity	**111,714**	**24,396**	**—**	**—**	**18,542**	**(153,998)**	**654**
Other assets	**9,414**	**2,592**	**—**	**—**	**193,445**	**155**	**205,606**
Total assets	**$135,860**	**$27,029**	**$—**	**$—**	**$1,073,249**	**$(175,633)**	**$1,060,505**
Liabilities:							
Insurance liabilities	**$ 43**	**$ —**	**$—**	**$—**	**$ 534,369**	**$ (75)**	**$ 534,337**
Debt	**36,045**	**2,136**	**—**	**—**	**156,003**	**(18,135)**	**176,049**
Other liabilities	**3,971**	**2,826**	**—**	**—**	**250,506**	**(3,085)**	**254,218**
Total liabilities	**$ 40,059**	**$ 4,962**	**$—**	**$—**	**$ 940,878**	**$ (21,295)**	**$ 964,604**
Preferred shareholders' equity in subsidiary companies	**—**	**—**	**—**	**—**	**100**	**—**	**100**
Total shareholders' equity	**$ 95,801**	**$22,067**	**$—**	**$—**	**$ 132,271**	**$(154,338)**	**$ 95,801**
Total liabilities, preferred shareholders' equity in subsidiary companies and shareholders' equity	**$135,860**	**$27,029**	**$—**	**$—**	**$1,073,249**	**$(175,633)**	**$1,060,505**
December 31, 2006							
Assets:							
Investments and financial services assets	$ 7,346	$ —	$ *	$—	$ 800,350	$ (14,822)	$ 792,874
Cash	76	—	*	—	1,514	—	1,590
Carrying value of subsidiaries and partially owned companies, at equity	109,125	27,967	—	—	8,436	(144,427)	1,101
Other assets	3,989	2,622	*	—	179,183	(1,949)	183,845
Total assets	$120,536	$30,589	$ *	$—	$ 989,483	$(161,198)	$ 979,410
Liabilities:							
Insurance liabilities	$ 21	$ —	$—	$—	$ 498,263	$ (64)	$ 498,220
Debt	15,157	2,136	*	—	146,206	(14,820)	148,679
Other liabilities	3,681	3,508	*	—	224,936	(1,482)	230,643
Total liabilities	$ 18,859	$ 5,644	$ *	$—	$ 869,405	$ (16,366)	$ 877,542
Preferred shareholders' equity in subsidiary companies	—	—	—	—	191	—	191
Total shareholders' equity	101,677	24,945	*	—	119,887	(144,832)	101,677
Total liabilities, preferred shareholders' equity in subsidiary companies and shareholders' equity	$120,536	$30,589	$ *	$—	$ 989,483	$(161,198)	$ 979,410

* *Less than $1 million.*

23. Information Provided in Connection With Outstanding Debt

Continued

Condensed Consolidating Statement of Income

(in millions)	American International Group, Inc. Guarantor	AIGLH	AIG Liquidity Corp.	AIG Program Funding, Inc.	Other Subsidiaries	Eliminations	Consolidated AIG
Year Ended December 31, 2007							
Operating income (loss)	**$ (2,379)**	**$ (152)**	**$ ***	**$—**	**$11,474**	**$ —**	**$ 8,943**
Equity in undistributed net income of consolidated subsidiaries	**3,121**	**(27)**	**—**	**—**	**—**	**(3,094)**	**—**
Dividend income from consolidated subsidiaries	**4,685**	**1,358**	**—**	**—**	**—**	**(6,043)**	**—**
Income taxes (benefits)	**(773)**	**248**	*****	**—**	**1,980**	**—**	**1,455**
Minority interest	**—**	**—**	**—**	**—**	**(1,288)**	**—**	**(1,288)**
Net income (loss)	**$ 6,200**	**$ 931**	**$ ***	**$—**	**$ 8,206**	**$ (9,137)**	**$ 6,200**
Year Ended December 31, 2006							
Operating income (loss)	$ (786)	$ 122	$ *	$—	$22,351	$ —	$21,687
Equity in undistributed net income of consolidated subsidiaries	13,308	1,263	—	—	—	(14,571)	—
Dividend income from consolidated subsidiaries	1,689	602	—	—	—	(2,291)	—
Income taxes (benefits)	197	(131)	*	—	6,471	—	6,537
Minority interest	—	—	—	—	(1,136)	—	(1,136)
Cumulative effect of an accounting change	34	—	—	—	—	—	34
Net income (loss)	$14,048	$2,118	$ *	$—	$14,744	$(16,862)	$14,048
Year Ended December 31, 2005							
Operating income (loss)	$ (1,569)	$ (200)	$ *	$—	$16,982	$ —	$15,213
Equity in undistributed net income of consolidated subsidiaries	10,156	2,530	—	—	—	(12,686)	—
Dividend income from consolidated subsidiaries	1,958	—	—	—	—	(1,958)	—
Income taxes (benefits)	68	(92)	*	—	4,282	—	4,258
Minority interest	—	—	—	—	(478)	—	(478)
Net income (loss)	$10,477	$2,422	$ *	$—	$12,222	$(14,644)	$10,477

** Less than $1 million.*

23. Information Provided in Connection With Outstanding Debt

Continued

Condensed Consolidating Statements of Cash Flow

(in millions)	American International Group, Inc. Guarantor	AIGLH	AIG Liquidity Corp.	AIG Program Funding, Inc.	Other Subsidiaries	Consolidated AIG
Year Ended December 31, 2007						
Net cash provided by (used in) operating activities	**$ (770)**	**$ 214**	**$ ***	**$ —**	**$ 35,727**	**$ 35,171**
Cash flows from investing:						
Invested assets disposed	**3,057**	**—**	**—**	**—**	**175,201**	**178,258**
Invested assets acquired	**(9,666)**	**—**	**—**	**—**	**(235,729)**	**(245,395)**
Other	**(4,128)**	**—**	*****	**—**	**3,258**	**(870)**
Net cash used in investing activities	**(10,737)**	**—**	*****	**—**	**(57,270)**	**(68,007)**
Cash flows from financing activities:						
Issuance of debt	**20,582**	**—**	**—**	**—**	**82,628**	**103,210**
Repayments of debt	**(1,253)**	**—**	**—**	**—**	**(78,823)**	**(80,076)**
Payments advanced to purchase shares	**(6,000)**	**—**	**—**	**—**	**—**	**(6,000)**
Cash dividends paid to shareholders	**(1,881)**	**—**	**—**	**—**	**—**	**(1,881)**
Other	**67**	**(213)**	*****	**—**	**18,373**	**18,227**
Net cash provided by (used in) financing activities	**11,515**	**(213)**	*****	**—**	**22,178**	**33,480**
Effect of exchange rate changes on cash	**—**	**—**	**—**	**—**	**50**	**50**
Change in cash	**8**	**1**	*****	**—**	**685**	**694**
Cash at beginning of year	**76**	**—**	**—**	**—**	**1,514**	**1,590**
Cash at end of year	**$ 84**	**$ 1**	**$ ***	**$ —**	**$ 2,199**	**$ 2,284**
Year Ended December 31, 2006						
Net cash provided by (used in) operating activities	$ (590)	$ 258	$ *	$ —	$ 6,619	$ 6,287
Cash flows from investing:						
Invested assets disposed	3,402	—	—	—	154,704	158,106
Invested assets acquired	(8,298)	—	—	—	(216,663)	(224,961)
Other	(2,747)	(67)	*	—	1,717	(1,097)
Net cash used in investing activities	(7,643)	(67)	*	—	(60,242)	(67,952)
Cash flows from financing activities:						
Issuance of debt	12,038	—	—	—	61,950	73,988
Repayments of debt	(2,417)	—	—	—	(34,072)	(36,489)
Cash dividends paid to shareholders	(1,638)	—	—	—	—	(1,638)
Other	136	(191)	*	—	25,438	25,383
Net cash provided by (used in) financing activities	8,119	(191)	*	—	53,316	61,244
Effect of exchange rate changes on cash	—	—	—	—	114	114
Change in cash	(114)	—	*	—	(193)	(307)
Cash at beginning of year	190	—	—	—	1,707	1,897
Cash at end of year	$ 76	$ —	$ *	$ —	$ 1,514	$ 1,590
Year Ended December 31, 2005						
Net cash provided by operating activities	$ 1,854	$ 805	$ *	$ —	$ 20,754	$ 23,413
Cash flows from investing:						
Invested assets disposed	—	—	—	—	185,884	185,884
Invested assets acquired	(598)	—	—	—	(245,804)	(246,402)
Other	(1,083)	(247)	*	—	389	(941)
Net cash used in investing activities	(1,681)	(247)	*	—	(59,531)	(61,459)
Cash flows from financing activities:						
Issuance of debt	2,101	—	—	—	64,960	67,061
Repayments of debt	(607)	(398)	—	—	(51,099)	(52,104)
Cash dividends paid to shareholders	(1,421)	—	—	—	—	(1,421)
Other	(73)	(160)	*	—	24,794	24,561
Net cash provided by (used in) financing activities	—	(558)	*	—	38,655	38,097
Effect of exchange rate changes on cash	—		—	—	(163)	(163)
Change in cash	173	—	*	—	(285)	(112)
Cash at beginning of year	17	—	—	—	1,992	2,009
Cash at end of year	$ 190	$ —	$ *	$ —	$ 1,707	$ 1,897

* *Less than $1 million.*

24. Cash Flows

As part of its ongoing remediation activities, AIG has made certain revisions to the Consolidated Statement of Cash Flows, primarily relating to the effect of reclassifying certain policyholders' account balances, the elimination of certain intercompany balances and revisions related to separate account assets. Accordingly, AIG revised the previous periods presented to conform to the revised presentation.

The revisions and their effect in the consolidated statement of cash flows for the years ended 2006 and 2005 are presented below:

	For the Years Ended December 31,	
(in millions)	2006	2005
Cash flows from operating activities — As previously reported	$ 6,829	$ 25,382
Revisions	(542)	(1,969)
Cash flows from operating activities — As revised	$ 6,287	$ 23,413
Cash flows from investing activities — As previously reported	$(67,040)	$(62,500)
Revisions	(912)	1,041
Cash flows from investing activities — As revised	$(67,952)	$(61,459)
Cash flows from financing activities — As previously reported	$ 59,790	$ 37,169
Revisions	1,454	928
Cash flows from financing activities — As revised	$ 61,244	$ 38,097

There was no effect on ending cash balances.

Part II – Other Information

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

In connection with the preparation of this Annual Report on Form 10-K, an evaluation was carried out by AIG's management, with the participation of AIG's Chief Executive Officer and Chief Financial Officer, of the effectiveness of AIG's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (Exchange Act)) as of December 31, 2007. Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

During the evaluation of disclosure controls and procedures as of December 31, 2007 conducted during the preparation of AIG's financial statements to be included in this Annual Report on Form 10-K, a material weakness in internal control over financial reporting relating to the fair value valuation of the AIGFP super senior credit default swap portfolio was identified. As a result of this material weakness, described more fully below, AIG's Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2007, AIG's disclosure controls and procedures were ineffective.

As of December 31, 2007 and as described under Remediation of Prior Material Weaknesses in Internal Control Over Financial Reporting below, the material weakness relating to the controls over income tax accounting no longer existed.

Notwithstanding the existence of this material weakness in internal control over financial reporting relating to the fair value valuation of the AIGFP super senior credit default swap portfolio, AIG believes that the consolidated financial statements in this Annual Report on Form 10-K fairly present, in all material respects, AIG's consolidated financial condition as of December 31, 2007 and 2006, and consolidated results of its operations and cash flows for the years ended December 31, 2007, 2006 and 2005, in conformity with U.S. generally accepted accounting principles (GAAP).

Management's Report on Internal Control Over Financial Reporting

Management of AIG is responsible for establishing and maintaining adequate internal control over financial reporting. AIG's internal control over financial reporting is a process, under the supervision of AIG's Chief Executive Officer and Chief Financial Officer, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of AIG's financial statements for external purposes in accordance with GAAP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

AIG management conducted an assessment of the effectiveness of AIG's internal control over financial reporting as of December 31, 2007 based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of AIG's annual or interim financial statements will not be prevented or detected on a timely basis. AIG management has concluded that, as of December 31, 2007, the following material weakness existed relating to the fair value valuation of the AIGFP super senior credit default swap portfolio.

As of December 31, 2007, controls over the AIGFP super senior credit default swap portfolio valuation process and oversight thereof were not effective. AIG had insufficient resources to design and carry out effective controls to prevent or detect errors and to determine appropriate disclosures on a timely basis with respect to the processes and models introduced in the fourth quarter of 2007. As a result, AIG had not fully developed its controls to assess, on a timely basis, the relevance to its valuation of all third party information. Also, controls to permit the appropriate oversight and monitoring of the AIGFP super senior credit default swap portfolio valuation process, including timely sharing of information at the appropriate levels of the organization, did not operate effectively. As a result, controls over the AIGFP super senior credit default swap portfolio valuation process and oversight thereof were not adequate to prevent or detect misstatements in the accuracy of management's fair value estimates and disclosures on a timely basis, resulting in adjustments for purposes of AIG's December 31, 2007 consolidated financial statements. In addition, this deficiency could result in a misstatement in management's fair value estimates or disclosures that could be material to AIG's annual or interim consolidated financial statements that would not be prevented or detected on a timely basis.

Solely as a result of the material weakness in internal control over the fair value valuation of the AIGFP super senior credit default swap portfolio described above, AIG management has concluded that, as of December 31, 2007, AIG's internal control over financial reporting was not effective based on the criteria in *Internal Control — Integrated Framework* issued by the COSO.

The effectiveness of AIG's internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included in this Annual Report on Form 10-K.

Remediation of Prior Material Weakness in Internal Control Over Financial Reporting

AIG has been actively engaged in the implementation of remediation efforts to address the material weakness in controls over income tax accounting that was in existence at December 31, 2006. These remediation efforts, outlined below, are specifically designed to address the material weakness identified by AIG management. As a result of its assessment of the effectiveness of internal control over financial reporting, AIG management determined that as of December 31, 2007, the material weakness relating to the controls over income tax accounting no longer existed.

AIG's remediation efforts were governed by a Steering Committee, under the direction of AIG's Chief Risk Officer and included AIG's Chief Executive Officer, Chief Financial Officer and Comptroller. The status of remediation was reviewed with the Audit Committee who was advised of issues encountered and key decisions reached by AIG management.

As of December 31, 2006, AIG did not maintain effective controls over the determination and reporting of certain components of the provision for income taxes and related income tax balances. Specifically, AIG did not maintain effective controls to review and monitor the accuracy of the components of the income tax provision calculations and related income tax balances and to monitor the differences between the income tax basis and the financial reporting basis of assets and liabilities to effectively reconcile the differences to the deferred income tax balances.

During 2007, AIG management took the following actions to remediate this material weakness:

- Implemented standard key controls to review and monitor the income tax provision and related income tax balances at applicable AIG business units globally and parent company, and conducted testing of these controls to verify their effectiveness,
- Completed the evaluation and reconciliation of certain historical balance sheet income tax accounts at applicable AIG business units globally and parent company, as well as a more detailed financial statement exposure analysis of income tax balances,
- Hired additional qualified staff, including Tax Directors and Tax Accountants, at designated business units globally and parent company, and
- Continued the development and dissemination of income tax accounting training and education programs at parent company and business unit levels through site visits and training conferences.

AIG continues to develop further enhancements to its controls over income tax accounting at certain business units. Based upon the significant actions taken and the testing and evaluation of the effectiveness of the controls, AIG management has concluded the material weakness in AIG's controls over income tax accounting no longer existed as of December 31, 2007.

Continuing Remediation

AIG is actively engaged in the development and implementation of a remediation plan to address the material weakness in controls over the fair value valuation of the AIGFP super senior credit default swap portfolio and oversight thereof as of December 31, 2007. The components of this remediation plan, once implemented, are intended to ensure that the key controls over the valuation process are operating effectively and are sustainable. These components include assigning dedicated and experienced resources at AIGFP with the responsibility for valuation, enhancing the technical resources at AIG over the valuation of the super senior credit default swap portfolio and strengthening corporate oversight over the valuation methodologies and processes. AIG management continues to assign the highest priority to AIG's remediation efforts in this area, with the goal of remediating this material weakness by year-end 2008.

AIG'S remediation efforts will be governed by a Steering Committee under the direction of AIG's Chief Risk Officer and also including AIG's Chief Executive Officer, Chief Financial Officer and Comptroller. The status of remediation of the material weakness will be reviewed with the Audit Committee and this Committee will be advised of issues encountered and key decisions reached by AIG management relating to the remediation efforts.

Notwithstanding the existence of this material weakness in internal control over financial reporting relating to the fair value valuation of the AIGFP super senior credit default swap portfolio, due to the substantive alternative procedures performed and compensating controls introduced after December 31, 2007, AIG believes that the consolidated financial statements fairly present, in all material respects, AIG's consolidated financial condition as of December 31, 2007 and 2006, and consolidated results of its operations and cash flows for the years ended December 31, 2007, 2006 and 2005, in conformity with GAAP.

AIG recognizes that continued improvement in its internal controls over financial reporting and consolidation processes, investment accounting, reinsurance accounting and income tax accounting, is necessary. Over time, AIG intends to reduce its reliance on certain manual controls that have been established. AIG is currently developing new systems and processes which will allow it to rely on front-end preventive and detective controls which will be more sustainable over the long term. To accomplish its goals, AIG recognizes its need to continue strengthening and investing in financial personnel, systems and processes. AIG is committed to continuing the significant investments over the next several years necessary to make these improvements.

Changes in Internal Control over Financial Reporting

Changes in AIG's internal control over financial reporting during the quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, AIG's internal control over financial reporting have been described above.

Item 9B.
Other Information

None.

Part III

Item 10.
Directors, Executive Officers and Corporate Governance

Except for the information provided in Part I under the heading "Directors and Executive Officers of AIG", this item, including information regarding AIG's audit committee and audit committee financial expert, any material changes to the procedures by which security holders may recommend nominees to AIG's board of directors, if any, and information relating to AIG's code of ethics that applies to its directors, executive officers and senior financial officers, is omitted because a definitive proxy statement which involves the election of directors will be filed with the SEC not later than 120 days after the close of the fiscal year pursuant to Regulation 14A.

Item 11.
Executive Compensation

This item is omitted because a definitive proxy statement which involves the election of directors will be filed with the SEC not later than 120 days after the close of the fiscal year pursuant to Regulation 14A.

Item 12.
Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

This item is omitted because a definitive proxy statement which involves the election of directors will be filed with the SEC not later than 120 days after the close of the fiscal year pursuant to Regulation 14A.

Item 13.
Certain Relationships and Related Transactions, and Director Independence

This item is omitted because a definitive proxy statement which involves the election of directors will be filed with the SEC not later than 120 days after the close of the fiscal year pursuant to Regulation 14A.

Item 14.
Principal Accountant Fees and Services

This item is omitted because a definitive proxy statement which involves the election of directors will be filed with the SEC not later than 120 days after the close of the fiscal year pursuant to Regulation 14A.

Part IV

Item 15.
Exhibits and Financial Statement Schedules*

(a) Financial Statements and Schedules. See accompanying Index to Financial Statements.

(b) Exhibits. See accompanying Exhibit Index.

* Part IV Item 15, Schedules, the Exhibits Index, and certain Exhibits were included in the Form 10-K filed with the Securities and Exchange Commission but have not been included herein. Copies may be obtained electronically through AIG's website at www.aigcorporate.com or from the Director of Investor Relations, American International Group, Inc.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York, on the 28th of February, 2008.

AMERICAN INTERNATIONAL GROUP, INC.

By /s/ MARTIN J. SULLIVAN
(Martin J. Sullivan, President and Chief Executive Officer)

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Martin J. Sullivan and Steven J. Bensinger, and each of them severally, his or her true and lawful attorney-in-fact, with full power of substitution and resubstitution, to sign in his or her name, place and stead, in any and all capacities, to do any and all things and execute any and all instruments that such attorney may deem necessary or advisable under the Securities Exchange Act of 1934, as amended, and any rules, regulations and requirements of the U.S. Securities and Exchange Commission in connection with this Annual Report on Form 10-K and any and all amendments hereto, as fully for all intents and purposes as he or she might or could do in person, and hereby ratifies and confirms all said attorneys-in-fact and agents, each acting alone, and his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Annual Report on Form 10-K has been signed below by the following persons in the capacities indicated on the 28th of February, 2008.

Signature	Title
/s/ MARTIN J. SULLIVAN (Martin J. Sullivan)	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ STEVEN J. BENSINGER (Steven J. Bensinger)	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ DAVID L. HERZOG (David L. Herzog)	Senior Vice President and Comptroller (Principal Accounting Officer)
/s/ STEPHEN F. BOLLENBACH (Stephen F. Bollenbach)	Director
/s/ MARSHALL A. COHEN (Marshall A. Cohen)	Director
/s/ MARTIN S. FELDSTEIN (Martin S. Feldstein)	Director
/s/ ELLEN V. FUTTER (Ellen V. Futter)	Director
/s/ STEPHEN L. HAMMERMAN (Stephen L. Hammerman)	Director
/s/ RICHARD C. HOLBROOKE (Richard C. Holbrooke)	Director

Signature	Title
/s/ FRED H. LANGHAMMER (Fred H. Langhammer)	Director
/s/ GEORGE L. MILES, JR. (George L. Miles, Jr.)	Director
/s/ MORRIS W. OFFIT (Morris W. Offit)	Director
/s/ JAMES F. ORR III (James F. Orr III)	Director
/s/ VIRGINIA M. ROMETTY (Virginia M. Rometty)	Director
/s/ MICHAEL H. SUTTON (Michael H. Sutton)	Director
/s/ EDMUND S.W. TSE (Edmund S.W. Tse)	Director
/s/ ROBERT B. WILLUMSTAD (Robert B. Willumstad)	Director
/s/ FRANK G. ZARB (Frank G. Zarb)	Director

Computation of Ratios of Earnings to Fixed Charges

Exhibit 12

Years Ended December 31, *(in millions, except ratios)*	**2007**	2006	2005	2004	2003
Income before income taxes, minority interest and cumulative effect of accounting changes	**$ 8,943**	$21,687	$15,213	$14,845	$11,907
Less — Equity income of less than 50% owned companies	**160**	188	(129)	164	146
Add — Dividends from less than 50% owned companies	**30**	28	146	22	13
	8,813	21,527	15,488	14,703	11,774
Add — Fixed charges	**11,470**	9,062	7,663	6,049	5,762
Less — Capitalized interest	**37**	59	64	59	52
Income before income taxes, minority interest, cumulative effect of accounting changes and fixed charges	**$20,246**	$30,530	$23,087	$20,693	$17,484
Fixed charges:					
Interest costs	**$11,213**	$ 8,843	$ 7,464	$ 5,860	$ 5,588
Rental expense*	**257**	219	199	189	174
Total fixed charges	**$11,470**	$ 9,062	$ 7,663	$ 6,049	$ 5,762
Ratio of earnings to fixed charges	**1.77**	3.37	3.01	3.42	3.03
Secondary Ratio					
Interest credited to GIC and GIA policy and contract holders	**$ (6,660)**	$ (5,128)	$ (4,760)	$ (3,674)	$ (3,578)
Total fixed charges excluding interest credited to GIC and GIA policy and contract holders	**$ 4,810**	$ 3,934	$ 2,903	$ 2,375	$ 2,184
Secondary ratio of earnings to fixed charges	**2.82**	6.46	6.31	7.17	6.37

* *The proportion deemed representative of the interest factor.*

The secondary ratio is disclosed for the convenience of fixed income investors and the rating agencies that serve them and is more comparable to the ratios disclosed by all issuers of fixed income securities. The secondary ratio removes interest credited to guaranteed investment contract (GIC) policyholders and guaranteed investment agreement (GIA) contractholders. Such interest expenses are also removed from earnings used in this calculation. GICs and GIAs are entered into by AIG's insurance subsidiaries, principally SunAmerica Life Insurance Company and AIG Financial Products Corp. and its subsidiaries, respectively. The proceeds from GICs and GIAs are invested in a diversified portfolio of securities, primarily investment grade bonds. The assets acquired yield rates greater than the rates on the related policyholders obligation or contract, with the intent of earning a profit from the spread.

Subsidiaries of Registrant

Exhibit 21

As of December 31, 2007	Jurisdiction of Incorporation or Organization	Percentage of Voting Securities held by Immediate Parent[1]
American International Group, Inc.[2]	Delaware	[3]
AIG Capital Corporation	Delaware	100
AIG Capital India Private Limited	India	99.99[4]
AIG Global Asset Management Company (India) Private Limited	India	99[5]
AIG Consumer Finance Group, Inc.	Delaware	100
AIG Bank Polska S.A.	Poland	99.92
AIG Credit SA	Poland	100
Compania Financiera Argentina S.A.	Argentina	100
AIG Credit Corp.	Delaware	100
A.I. Credit Consumer Discount Company	Pennsylvania	100
A.I. Credit Corp.	New Hampshire	100
AICCO, Inc.	Delaware	100
AICCO, Inc.	California	100
AIG Credit Corp. of Canada	Canada	100
Imperial Premium Funding, Inc.	Delaware	100
AIG Equipment Finance Holdings, Inc.	Delaware	100
AIG Commercial Equipment Finance, Inc.	Delaware	100
AIG Commercial Equipment Finance Company, Canada	Canada	100
AIG Rail Services, Inc.	Delaware	100
AIG Finance Holdings, Inc.	New York	100
AIG Finance (Hong Kong) Limited	Hong Kong	100
American General Finance, Inc.	Indiana	100
American General Auto Finance, Inc.	Delaware	100
American General Finance Corporation	Indiana	100
Merit Life Insurance Co.	Indiana	100
MorEquity, Inc.	Nevada	100
Wilmington Finance, Inc.	Delaware	100
Ocean Finance and Mortgages Limited	England	100
Yosemite Insurance Company	Indiana	100
CommoLoCo, Inc.	Puerto Rico	100
American General Financial Services of Alabama, Inc.	Delaware	100
AIG Global Asset Management Holdings Corp.	Delaware	100
AIG Asset Management Services, Inc.	Delaware	100
AIG Capital Partners, Inc.	Delaware	100
AIG Equity Sales Corp.	New York	100
AIG Global Investment Corp.	New Jersey	100
AIG Global Real Estate Investment Corp.	Delaware	100
AIG Securities Lending Corp.	Delaware	100
Brazos Capital Management, L.P.	Delaware	100

Subsidiaries of Registrant *Continued*

As of December 31, 2007	Jurisdiction of Incorporation or Organization	Percentage of Voting Securities held by Immediate Parent[1]
International Lease Finance Corporation	California	67.23[(6)]
AIG Egypt Insurance Company S.A.E.	Egypt	90.05[(7)]
AIG Federal Savings Bank	USA	100
AIG Financial Advisor Services, Inc.	Delaware	100
AIG Global Investment (Luxembourg) S.A.	Luxembourg	100
AIG Financial Products Corp.	Delaware	100
AIG Matched Funding Corp.	Delaware	100
Banque AIG	France	90[(8)]
AIG Funding, Inc.	Delaware	100
AIG Global Trade & Political Risk Insurance Company	New Jersey	100
AIG Israel Insurance Company Ltd.	Israel	50.01
AIG Kazakhstan Insurance Company	Kazakhstan	60
AIG Life Holdings (International) LLC	Delaware	100
AIG Star Life Insurance Co., Ltd.	Japan	100
American International Reinsurance Company, Ltd.	Bermuda	100
AIG Edison Life Insurance Company	Japan	90[(9)]
American International Assurance Company, Limited	Hong Kong	100
American International Assurance Company (Australia) Limited	Australia	100
American International Assurance Company (Bermuda) Limited	Bermuda	100
American International Assurance Co. (Vietnam) Limited	Vietnam	100
Tata AIG Life Insurance Company Limited	India	26
Nan Shan Life Insurance Company, Ltd.	Taiwan	95.27
AIG Life Holdings (US), Inc.	Texas	100
AGC Life Insurance Company	Missouri	100
AIG Annuity Insurance Company	Texas	100
AIG Life Holdings (Canada), ULC	Canada	100
AIG Assurance Canada	Canada	100
AIG Life Insurance Company of Canada	Canada	100
AIG Life of Bermuda, Ltd.	Bermuda	100
AIG Life Insurance Company	Delaware	100
American General Life and Accident Insurance Company	Tennessee	100
Volunteer Vermont Holdings, LLC	Vermont	100
Volunteer Vermont Reinsurance Company	Vermont	100
American General Life Insurance Company	Texas	100
AIG Enterprise Services, LLC	Delaware	100
American General Annuity Service Corporation	Texas	100
American General Life Companies, LLC	Delaware	100
The Variable Annuity Life Insurance Company	Texas	100
AIG Retirement Services Company	Texas	100
American International Life Assurance Company of New York	New York	100
American General Bancassurance Services, Inc.	Illinois	100
American General Property Insurance Company	Tennessee	51.85[(10)]
American General Property Insurance Company of Florida	Florida	100

Subsidiaries of Registrant *Continued*

As of December 31, 2007	Jurisdiction of Incorporation or Organization	Percentage of Voting Securities held by Immediate Parent[1]
The United States Life Insurance Company in the City of New York	New York	100
American General Assurance Company	Illinois	100
American General Indemnity Company	Illinois	100
American General Investment Management Corporation	Delaware	100
American General Realty Investment Corporation	Texas	100
Knickerbocker Corporation	Texas	100
AIG Life Insurance Company of Puerto Rico	Puerto Rico	100
AIG Life Insurance Company (Switzerland) Ltd.	Switzerland	100
AIG Liquidity Corp.	Delaware	100
AIG Privat Bank AG	Switzerland	100
AIG Property Casualty Group, Inc.	Delaware	100
AIG Commercial Insurance Group, Inc.	Delaware	100
AIG Aviation, Inc.	Georgia	100
AIG Casualty Company	Pennsylvania	100
AIG Risk Management, Inc.	New York	100
AIU Insurance Company	New York	52[(11)]
AIG General Insurance Company China Limited	China	100
AIG General Insurance (Taiwan) Co., Ltd.	Taiwan	100
American Home Assurance Company	New York	100
AIG General Insurance (Malaysia) Berhad	Malaysia	100
AIG Hawaii Insurance Company, Inc.	Hawaii	100
American Pacific Insurance Company, Inc.	Hawaii	100
American International Realty Corp.	Delaware	31.5[(12)]
Pine Street Real Estate Holdings Corp.	New Hampshire	31.47[(13)]
Transatlantic Holdings, Inc.	Delaware	33.24[(14)]
Transatlantic Reinsurance Company	New York	100
Putnam Reinsurance Company	New York	100
Trans Re Zurich	Switzerland	100
American International Surplus Lines Agency, Inc.	New Jersey	100
Audubon Insurance Company	Louisiana	100
Agency Management Corporation	Louisiana	100
The Gulf Agency, Inc.	Alabama	100
Audubon Indemnity Company	Mississippi	100
Commerce and Industry Insurance Company	New York	100
American International Insurance Company	New York	50[(15)]
AIG Advantage Insurance Company	Minnesota	100
American International Insurance Company of California, Inc.	California	100
American International Insurance Company of New Jersey	New Jersey	100
Commerce and Industry Insurance Company of Canada	Canada	100
The Insurance Company of the State of Pennsylvania	Pennsylvania	100
Landmark Insurance Company	California	100
National Union Fire Insurance Company of Pittsburgh, Pa.	Pennsylvania	100
AIG Domestic Claims, Inc.	Delaware	100

Subsidiaries of Registrant *Continued*

As of December 31, 2007	Jurisdiction of Incorporation or Organization	Percentage of Voting Securities held by Immediate Parent[1]
American International Specialty Lines Insurance Company	Illinois	70[16]
Lexington Insurance Company	Delaware	70[17]
AIG Centennial Insurance Company	Pennsylvania	100
AIG Auto Insurance Company of New Jersey	New Jersey	100
AIG Preferred Insurance Company	Pennsylvania	100
AIG Premier Insurance Company	Pennsylvania	100
AIG Indemnity Insurance Company	Pennsylvania	100
JI Accident & Fire Insurance Company, Ltd.	Japan	50
National Union Fire Insurance Company of Louisiana	Louisiana	100
National Union Fire Insurance Company of Vermont	Vermont	100
21st Century Insurance Group	Delaware	32[18]
21st Century Casualty Company	California	100
21st Century Insurance Company	California	100
21st Century Insurance Company of the Southwest	Texas	100
AIG Excess Liability Insurance Company Ltd.	Delaware	100
AIG Excess Liability Insurance International Limited	Ireland	100
New Hampshire Insurance Company	Pennsylvania	100
AI Network Corporation	Delaware	100
AIG Europe, S.A.	France	70.48[19]
American International Pacific Insurance Company	Colorado	100
American International South Insurance Company	Pennsylvania	100
Granite State Insurance Company	Pennsylvania	100
Illinois National Insurance Co.	Illinois	100
New Hampshire Indemnity Company, Inc.	Pennsylvania	100
AIG National Insurance Company, Inc.	New York	100
New Hampshire Insurance Services, Inc.	New Hampshire	100
Risk Specialists Companies, Inc.	Delaware	100
HSB Group, Inc.	Delaware	100
The Hartford Steam Boiler Inspection and Insurance Company	Connecticut	100
The Hartford Steam Boiler Inspection and Insurance Company of Connecticut	Connecticut	100
HSB Engineering Insurance Limited	England	100
The Boiler Inspection and Insurance Company of Canada	Canada	100
United Guaranty Corporation	North Carolina	36.31[20]
A.I.G. Mortgage Holdings Israel, Ltd.	Israel	87.32
E.M.I. - Ezer Mortgage Insurance Company, Ltd.	Israel	100
AIG United Guaranty Agenzia Di Assirazione S.R.L	Italy	100
AIG United Guaranty Insurance (Asia) Limited	Hong Kong	100
AIG United Guaranty Mexico, S.A.	Mexico	100
AIG United Guaranty Mortgage Insurance Company Canada	Canada	100
AIG United Guaranty Re, Ltd.	Ireland	100
United Guaranty Insurance Company	North Carolina	100
United Guaranty Mortgage Insurance Company	North Carolina	100
United Guaranty Mortgage Insurance Company of North Carolina	North Carolina	100
United Guaranty Partners Insurance Company	Vermont	100

Subsidiaries of Registrant *Continued*

As of December 31, 2007	Jurisdiction of Incorporation or Organization	Percentage of Voting Securities held by Immediate Parent[1]
United Guaranty Residential Insurance Company	North Carolina	75.03[21]
United Guaranty Credit Insurance Company	North Carolina	100
United Guaranty Commercial Insurance Company of North Carolina	North Carolina	100
United Guaranty Mortgage Indemnity Company	North Carolina	100
United Guaranty Residential Insurance Company of North Carolina	North Carolina	100
United Guaranty Services, Inc.	North Carolina	100
AIG Marketing, Inc.	Delaware	100
American International Insurance Company of Delaware	Delaware	100
Hawaii Insurance Consultants, Ltd.	Hawaii	100
AIG Retirement Services, Inc.	Delaware	100
SunAmerica Life Insurance Company	Arizona	100
SunAmerica Investments, Inc.	Georgia	70[22]
AIG Advisor Group, Inc.	Maryland	100
AIG Financial Advisors, Inc.	Delaware	100
Advantage Capital Corporation	New York	100
American General Securities Incorporated	Texas	100
FSC Securities Corporation	Delaware	100
Royal Alliance Associates, Inc.	Delaware	100
AIG SunAmerica Life Assurance Company	Arizona	100
AIG SunAmerica Asset Management Corp.	Delaware	100
AIG SunAmerica Capital Services, Inc.	Delaware	100
First SunAmerica Life Insurance Company	New York	100
AIG Global Services, Inc.	New Hampshire	100
AIG Trading Group Inc.	Delaware	100
AIG International Inc.	Delaware	100
AIU Holdings LLC	Delaware	100
AIG Central Europe & CIS Insurance Holdings Corporation	Delaware	100
AIG Bulgaria Insurance and Reinsurance Company EAD	Bulgaria	100
AIG Czech Republic pojistovna, a.s.	Czech Republic	100
AIG Memsa Holdings, Inc.	Delaware	100
AIG Hayleys Investment Holdings (Private) Ltd.	Sri Lanka	80
Hayleys AIG Insurance Company Limited	Sri Lanka	100
AIG Iraq, Inc.	Delaware	100
AIG Lebanon S.A.L.	Lebanon	100
AIG Libya, Inc.	Delaware	100
AIG Sigorta A.S.	Turkey	100
Tata AIG General Insurance Company Limited	India	26
AIU Africa Holdings, Inc.	Delaware	100
AIG Kenya Insurance Company Limited	Kenya	66.67
AIU North America, Inc.	New York	100
American International Underwriters Corporation	New York	100
American International Underwriters Overseas, Ltd.	Bermuda	100
A.I.G. Colombia Seguros Generales S.A.	Colombia	94[23]
AIG Brasil Companhia de Seguros S.A.	Brazil	50
AIG Europe (Ireland) Limited	Ireland	100

Subsidiaries of Registrant *Continued*

As of December 31, 2007	Jurisdiction of Incorporation or Organization	Percentage of Voting Securities held by Immediate Parent[1]
AIG General Insurance (Thailand) Ltd.	Thailand	100
AIG General Insurance (Vietnam) Company Limited	Vietnam	100
AIG MEMSA Insurance Company Limited	United Arab Emirates	100
AIG UK Holdings Limited	England	82.8[(24)]
AIG Germany Holding GmbH	Germany	100
Wurttembergische und Badische Versicherungs-AG	Germany	100
DARAG Deutsche Versicherungs-und Ruckversicherungs-Aktiengesellschaft	Germany	100
AIG UK Financing Limited	England	100
AIG UK Sub Holdings Limited	England	100
AIG UK Limited	England	100
AIG UK Services Limited	England	100
AIG Takaful - Enaya B.S.C.	Bahrain	100
American International Insurance Company of Puerto Rico	Puerto Rico	100
Arabian American Insurance Company (Bahrain) E.C.	Bahrain	100
La Meridional Compania Argentina de Seguros S.A.	Argentina	100
La Seguridad de Centroamerica Compania de Seguros S.A.	Guatemala	100
Richmond Insurance Company Limited	Bermuda	100
Underwriters Adjustment Company, Inc.	Panama	100
American Life Insurance Company	Delaware	100
AIG Life Bulgaria Zhivotozastrahovatelna Druzhestvo .A.D.	Bulgaria	100
ALICO, S.A.	France	100
First American Polish Life Insurance and Reinsurance Company, S.A.	Poland	100
Inversiones Interamericana S.A.	Chile	99.99
Pharaonic American Life Insurance Company	Egypt	74.87[(25)]
Unibanco AIG Seguros S.A.	Brazil	46.06[(26)]
American Security Life Insurance Company, Ltd.	Lichtenstein	100
Delaware American Life Insurance Company	Delaware	100
Mt. Mansfield Company, Inc.	Vermont	100
The Philippine American Life and General Insurance Company	Philippines	99.78
Pacific Union Assurance Company	California	100
Philam Equitable Life Assurance Company, Inc.	Philippines	95
Philam Insurance Company, Inc.	Philippines	100

Subsidiaries of Registrant *Continued*

(1) Percentages include directors' qualifying shares.

(2) All subsidiaries listed are consolidated in the accompanying financial statements. Certain subsidiaries have been omitted from the tabulation. The omitted subsidiaries, when considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary.

(3) The common stock is owned approximately 14.1 percent by C.V. Starr & Co., Inc., Edward E. Matthews, Maurice R. and Corinne P. Greenberg Joint Tenancy Company, LLC, Starr International Company, Inc., The Maurice R. Greenberg and Corinne P. Greenberg Family Foundation, Inc. and the Universal Foundation, Inc.

(4) Also owned 0.01 percent by AIG Global Investment Corp.

(5) Also owned 1 percent by AIG Capital Corporation.

(6) Also owned 32.77 percent by National Union Fire Insurance Company of Pittsburgh, Pa.

(7) Also owned 4.69 percent by AIG Memsa Holdings, Inc.

(8) Also owned 10 percent by AIG Matched Funding Corp.

(9) Also owned 10 percent by a subsidiary of American Life Insurance Company.

(10) Also owned 48.15 percent by American General Life and Accident Insurance Company.

(11) Also owned 8 percent by The Insurance Company of the State of Pennsylvania, 32 percent by National Union Fire Insurance Company of the Pittsburgh, Pa., and 8 percent by AIG Casualty Company.

(12) Also owned by 11 other AIG subsidiaries.

(13) Also owned by 11 other AIG subsidiaries.

(14) Also owned 25.78 percent by AIG.

(15) Also owned 25 percent by American Home Assurance Company and 25 percent by AIU Insurance Company.

(16) Also owned 20 percent by the Insurance Company of the State of Pennsylvania and 10 percent by AIG Casualty Company.

(17) Also owned 20 percent by the Insurance Company of the State of Pennsylvania and 10 percent by AIG Casualty Company.

(18) Also owned 16.3 percent by American Home Assurance Company, 31.1 percent by Commerce and Industry Insurance Company and 20.6 percent by New Hampshire Insurance Company.

(19) 100 percent held together with AIG companies.

(20) Also owned 45.88 percent by National Union Fire Insurance Company of Pittsburgh, Pa., 16.95 percent by New Hampshire Insurance Company and 0.86 percent by The Insurance Company of the State of Pennsylvania.

(21) Also owned 24.97 percent by United Guaranty Residential Insurance Company of North Carolina.

(22) Also owned 30 percent by AIG Retirement Services, Inc.

(23) Also owned 3.24 percent by American International Underwriters de Colombia Ltd.

(24) Also owned 5.6 percent by American International Company, Limited, 2.5 percent by AIG Europe (Ireland) Ltd., 8.5 percent by American International Underwriters Overseas Association and 0.6 percent by New Hampshire Insurance Company.

(25) Also owned 7.5 percent by AIG Egypt Insurance Company.

(26) Also owned 0.92 percent by American International Underwriters Overseas, Ltd.

Consent of Independent Registered Public Accounting Firm

Exhibit 23

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 and Form S-3 (No. 2-45346, No. 2-75875, No. 2-78291, No. 2-91945, No. 33-18073, No. 33-57250, No. 333-48639, No. 333-58095, No. 333-70069, No. 333-83813, No. 333-31346, No. 333-39976, No. 333-45828, No. 333-50198, No. 333-52938, No. 333-68640, No. 333-74187, No. 333-101640, No. 333-101967, No. 333-108466, No. 333-111737, No. 333-115911, No. 333-106040, No. 333-132561, No. 333-143992 and No. 333-148148) of American International Group, Inc. of our report dated February 28, 2008, relating to the financial statements, financial statement schedules, and the effectiveness of internal control over financial reporting, which appears in this Annual Report on Form 10-K.

PricewaterhouseCoopers LLP

New York, New York
February 28, 2008

Exhibit 31

CERTIFICATIONS

I, Martin J. Sullivan, certify that:

1. I have reviewed this Annual Report on Form 10-K of American International Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2008

/s/ MARTIN J. SULLIVAN

Martin J. Sullivan
President and Chief Executive Officer

CERTIFICATIONS

I, Steven J. Bensinger, certify that:

1. I have reviewed this Annual Report on Form 10-K of American International Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2008

/s/ STEVEN J. BENSINGER

Steven J. Bensinger
Executive Vice President and Chief Financial Officer

Exhibit 32

CERTIFICATION

In connection with this Annual Report on Form 10-K of American International Group, Inc. (the "Company") for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Martin J. Sullivan, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, that to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 28, 2008

/s/ MARTIN J. SULLIVAN

Martin J. Sullivan
President and Chief Executive Officer

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350 and is not being filed as part of the Report or as a separate disclosure document.

CERTIFICATION

In connection with this Annual Report on Form 10-K of American International Group, Inc. (the "Company") for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Steven J. Bensinger, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, that to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 28, 2008

/s/ STEVEN J. BENSINGER

Steven J. Bensinger
Executive Vice President and Chief Financial Officer

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350 and is not being filed as part of the Report or as a separate disclosure document.

Corporate Headquarters

American International Group, Inc.
70 Pine Street
New York, New York 10270
(212) 770-7000

Stock Market Listings
New York, Irish and Tokyo Stock Exchanges
NYSE trading symbol: AIG

AIG Stock Trading and Statistical Information

Common Stock Prices*/Dividends Paid

	High	Low	Dividends
2007			
First Quarter	**$ 72.15**	**$ 66.77**	**$ 0.165**
Second Quarter	**72.65**	**66.49**	**0.165**
Third Quarter	**70.44**	**61.64**	**0.200**
Fourth Quarter	**70.11**	**51.33**	**0.200**
			$ 0.730
2006			
First Quarter	$ 70.83	$ 65.35	$ 0.150
Second Quarter	66.54	58.67	0.150
Third Quarter	66.48	57.76	0.165
Fourth Quarter	72.81	66.30	0.165
			$ 0.630

* *Closing sales price per share of AIG's common stock as reported on the NYSE composite tape.*

Number of shareholders of record	Approximately 56,500
Common shares outstanding	2.522 billion
Market capitalization at 12/31/07	$147.48 billion

SEC Certifications
The certifications by the Chief Executive Officer and the Chief Financial Officer of AIG, required under Section 302 of the Sarbanes-Oxley Act of 2002, were filed as exhibits to AIG's Annual Report on Form 10-K and are included herein.

NYSE Certification
The Chief Executive Officer of AIG made an unqualified certification to the NYSE with respect to AIG's compliance with the NYSE Corporate Governance Listing Standards in June 2007.

Annual Meeting of Shareholders

The 2008 Annual Meeting of Shareholders will be held on Wednesday, May 14, 2008, at 11:00 a.m. at the offices of AIG, 72 Wall Street, eighth floor, New York, New York.

Shareholder Assistance

Visit the AIG corporate website at www.aigcorporate.com. Requests for copies of the Annual Report to Shareholders and Annual Report on Form 10-K for the year ended December 31, 2007, should be directed to:

Investor Relations
American International Group, Inc.
70 Pine Street
New York, New York 10270
(212) 770-6293

Investor Help Desk
(212) 770-6580

Transfer Agent and Registrar
Wells Fargo Bank, N.A.
Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-0854
(800) 468-9716

Courier Service Address:
Wells Fargo Bank, N.A.
Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075
www.wellsfargo.com/shareownerservices

Duplicate Mailings/Householding
A shareholder who receives multiple copies of AIG's proxy materi[illegible] and Annual Report may eliminate duplicate report mailings b[illegible] contacting AIG's transfer agent.

[illegible] Expression Inc. NYC: www.tgenyc.com



American International Group, Inc.

70 Pine Street
New York, NY 10270
www.aig.com

AIG2007AR

END